[redacted]

08005441

RECEIVED

2008 OCT 17 P 12:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

КУЗБАССКОЕ ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ

(ОАО «КУЗБАССЭНЕРГО»)

ПОЧТОВЫЙ АДРЕС:
ПР. КУЗНЕЦКИЙ, Д.30, Г. КЕМЕРОВО, 650000
А.Т. 215196 ВАТТ
ТЕЛ.(3842) 45-33-50
ФАКС (3842) 45-37-77, 36-68-48
E-MAIL: ADM@KUZBE.ELEKTRA.RU
ОКПО 00105638, ОГРН 1024200678260
ИНН 4200000333, КПП 997450001

09.10.2008 № 10-053/7292

На № ______________ от ______________

October 3, 2008

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549
U.S.A.

PROCESSED
OCT 22 2008
THOMSON REUTERS

Re: ~~JSC~~ OAO Kuzbassenergo

12g3-2(b) Exemption No.: 82-4633

Dear Sir or Madam:

In connection with Kuzbassenergo exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12-g2(b)(1)(iii), please find enclosed:

Notification on information which can materially influence the Company's share price (2 documents)
Information on a listing of the Company's securities on the stock exchange (2 documents)
Information on conclusion of an agreement with a stock exchange (2 documents)
Details of re-organization of the issuer
Approval of the Registrar by the Board of Directors
List of affiliated persons
Quarterly Report for the Q1 of 2008

dlw 10/17

The Bank of New York acts as depositary bank for JSC Kuzbassenergo under the **From F-6 registration statement number: 333-7690**, with was declared effective by The SEC on October 23, 1997.

Sincerely,

Dmitry Skorokhodov
Corporate Governance
Deputy General Director

+7 3842 369147

Notification on Information Which Can Materially Influence the Cost of Securities of the Joint-Stock Company

"About Winding-Up of a Business Entity Which Is a Subsidiary or Dependent Company of the Joint-Stock Company".

1. General	
1.1. Full business name of the Issuer (name if a nonprofit institution):	***Kuzbass Power and Electrification Open Joint-Stock Company***
1.2. Short business name of the Issuer:	***OAO Kuzbassenergo***
1.3. Place of business of the Issuer:	***656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.***
1.4. Primary state registration No. of the Issuer:	***1024200678260***
1.5. Taxpayer identification number of the Issuer (INN):	***4200000333***
1.6. The unique Issuer code assigned by the registration authority:	***00064-A***
1.7. Website used by the Issuer to disclose information:	***http://www.kuzbassenergo.ru/invest/doc/***

2. Notification Details
2.1. Kind, class, type and number of securities of the joint-stock company with respect to which the capital market federal executive authority issued an authorization for their circulation and/or placement beyond the Russian Federation: ***14,144,019,303 (Fourteen billion one hundred forty four million nineteen thousand three hundred three) ordinary registered uncertificated shares in OAO Kuzbassenergo with a par-value of 0.01 (point zero one) rouble.***
2.2. Number of securities of the joint-stock company of the same kind (class, type) which already circulate beyond the Russian Federation: ***560,130,000 (Five hundred sixty million one hundred thirty thousand).***
2.3. If the circulation of securities of joint-stock company beyond the Russian Federation is arranged through placing according to a foreign securities right of a foreign issuer, - full business name (name) of such a foreign issuer: ***The Bank of New York.***

3. Signature		
3.1. Deputy General Director, Corporate Management (Power of Attorney No. 70-119/249 of 25.06.2007)	____________________ (signature) Stamp here	D.V.Skorokhodov
3.2. Date: May 29th, 2008		

Notification on Information Which Can Materially Influence the Cost of Securities of the Joint-Stock Company

"About Winding-Up of a Business Entity Which Is a Subsidiary or Dependent Company of the Joint-Stock Company".

1. General	
1.1. Full business name of the Issuer (name if a nonprofit institution):	***Kuzbass Power and Electrification Open Joint-Stock Company***
1.2. Short business name of the Issuer:	***OAO Kuzbassenergo***
1.3. Place of business of the Issuer:	***656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.***
1.4. Primary state registration No. of the Issuer:	***1024200678260***
1.5. Taxpayer identification number of the Issuer (INN):	***4200000333***
1.6. The unique Issuer code assigned by the registration authority:	***00064-A***
1.7. Website used by the Issuer to disclose information:	***http://www.kuzbassenergo.ru/invest/doc/***

2. Notification Details
2.1. Full business name of subsidiary or dependent business entity: ***Open Joint-Stock Company Kuzbassenergoservis.***
2.2. Share of the joint-stock company in the authorised capital of the subsidiary or dependent company: ***100 %.*** Share of common stock of the subsidiary or dependent business entity held by the joint-stock company: ***100 %.***
2.3. Ground for winding-up of the subsidiary or dependent business entity: ***Certificate about entering a record in the Unified State Register of Legal Entities about discontinuation of activities of the legal entity OAO Kuzbassenergoservis due to its winding-up. State registration number 2084205056000 of 05.03.2008***

3. Signature		
3.1. Deputy General Director, Corporate Management (Power of Attorney No. 70-119/249 of 25.06.2007)	______________ (signature) Stamp here	D.V.Skorokhodov
3.2. Date: June 18th, 2008		

Information on Inclusion of Securities of the Joint-Stock Company in the List of Securities Admitted to Stock Market Trading by the Stock Market Trade Institutor.

1. General	
1.1. Full business name of the Issuer (name if a nonprofit institution):	***Kuzbass Power and Electrification Open Joint-Stock Company***
1.2. Short business name of the Issuer:	***OAO Kuzbassenergo***
1.3. Place of business of the Issuer:	***656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.***
1.4. Primary state registration No. of the Issuer:	***1024200678260***
1.5. Taxpayer identification number of the Issuer (INN):	***4200000333***
1.6. The unique Issuer code assigned by the registration authority:	***00064-A***
1.7. Website used by the Issuer to disclose information:	***http://www.kuzbassenergo.ru/invest/doc/***

2. Information Details
2.1. Full business name of the stock market trade institutor: **Closed Joint-Stock Company Moscow Interbank Currency Exchange (MICEX).**
2.2. Kind, class, type of securities of the joint-stock company entered in the list of securities admitted to trade on the stock market by the stock market trade institutor: **Ordinary registered uncertificated shares.**
2.3. Name of the quotation list in which the joint-stock company securities are included: **Quotation List "Б".**

3. Signature		
3.1. Deputy General Director, Corporate Management (Power of Attorney No. 70-119/249 of 25.06.2007)	________________ (signature) Stamp here	D.V.Skorokhodov
3.2. Date: May 13th, 2008		

Information on Inclusion of Securities of the Joint-Stock Company in the List of Securities Admitted to Stock Market Trading by the Stock Market Trade Institutor.

1. General	
1.1. Full business name of the Issuer (name if a nonprofit institution):	***Kuzbass Power and Electrification Open Joint-Stock Company***
1.2. Short business name of the Issuer:	***OAO Kuzbassenergo***
1.3. Place of business of the Issuer:	***656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.***
1.4. Primary state registration No. of the Issuer:	***1024200678260***
1.5. Taxpayer identification number of the Issuer (INN):	***4200000333***
1.6. The unique Issuer code assigned by the registration authority:	***00064-A***
1.7. Website used by the Issuer to disclose information:	***http://www.kuzbassenergo.ru/invest/doc/***

2. Notification Details
2.1. Full business name of the stock market trade institutor: **Open Joint-Stock Company "Russian Trading System" Stock Exchange.**
2.2. Kind, class, type of securities of the joint-stock company entered in the list of securities admitted to trade on the stock market by the stock market trade institutor: **Ordinary registered uncertificated shares.**
2.3. Name of the quotation list in which the joint-stock company securities are included: **Quotation List "B".**

3. Signature
3.1. Acting General Director, ____________________ Yu.A.Gretsinger (signature) Stamp here
3.2. Date: April 24th, 2008

Information on Conclusion by the Joint-Stock Company of an Agreement with a Stock Exchange Based on Which the Securities of the Joint-Stock Company Are Admitted to Listing.

1. General	
1.1. Full business name of the Issuer (name if a nonprofit institution):	***Kuzbass Power and Electrification Open Joint-Stock Company***
1.2. Short business name of the Issuer:	***OAO Kuzbassenergo***
1.3. Place of business of the Issuer:	***656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.***
1.4. Primary state registration No. of the Issuer:	***1024200678260***
1.5. Taxpayer identification number of the Issuer (INN):	***4200000333***
1.6. The unique Issuer code assigned by the registration authority:	***00064-A***
1.7. Website used by the Issuer to disclose information:	***http://www.kuzbassenergo.ru/invest/doc/***

2. Notification Details
2.1. Full business name of the stock exchange carrying out listing of securities of the joint-stock company (stock market trade institutor which enters securities of the joint-stock company in the list of securities admitted to trade on the stock market): **Open Joint-Stock Company "Russian Trading System" Stock Exchange.**
2.2. Kind, class, type of securities of the joint-stock company listed by the stock exchange (entered in the list of securities admitted to trade on the stock market by the stock market trade institutor): **Ordinary registered uncertificated shares.**
2.3. Date of conclusion and number of the agreement according to which the stock exchange carries out listing of securities of the joint-stock company (by virtue of which the stock market trade institutor enters securities of the joint-stock company in the list of securities admitted to trade on the stock market): **April 22nd, 2008; Agreement for Rendering Listing Services No. 66/L/AO.**

3. Signature
3.1. Acting General Director, ____________________ Yu.A.Gretsinger (signature) Stamp here
3.2. Date: April 22nd, 2008

Information on Conclusion by the Joint-Stock Company of an Agreement with a Stock Exchange Based on Which the Securities of the Joint-Stock Company Are Admitted to Listing.

1. General	
1.1. Full business name of the Issuer (name if a nonprofit institution):	***Kuzbass Power and Electrification Open Joint-Stock Company***
1.2. Short business name of the Issuer:	***OAO Kuzbassenergo***
1.3. Place of business of the Issuer:	***656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.***
1.4. Primary state registration No. of the Issuer:	***1024200678260***
1.5. Taxpayer identification number of the Issuer (INN):	***4200000333***
1.6. The unique Issuer code assigned by the registration authority:	***00064-A***
1.7. Website used by the Issuer to disclose information:	***http://www.kuzbassenergo.ru/invest/doc/***

2. Notification Details

2.1. Full business name of the stock exchange carrying out listing of securities of the joint-stock company (stock market trade institutor which enters securities of the joint-stock company in the list of securities admitted to trade on the stock market): **Closed Joint-Stock Company Moscow Interbank Currency Exchange (MICEX).**

2.2. Kind, class, type of securities of the joint-stock company listed by the stock exchange (entered in the list of securities admitted to trade on the stock market by the stock market trade institutor): **Ordinary registered uncertificated shares.**

2.3. Date of conclusion and number of the agreement according to which the stock exchange carries out listing of securities of the joint-stock company (by virtue of which the stock market trade institutor enters securities of the joint-stock company in the list of securities admitted to trade on the stock market): **July 15th, 2008; Agreement No. Б-71/08on Listing of securities in the Quotation List of Closed Joint-Stock Company Moscow Interbank Currency Exchange (MICEX).**

3. Signature

3.1. Deputy General Director,
Corporate Management ________________ D.V.Skorokhodov
(Power of Attorney No. 70-119/249 (signature)
of 25.06.2007) Stamp here
3.2. Date: May 15th, 2008

Details of Reorganisation of the Issuer and its Subsidiary and Dependent Companies

1. General	
1.1. Full business name of the Issuer (name if a nonprofit institution):	***Kuzbass Power and Electrification Open Joint-Stock Company***
1.2. Short business name of the Issuer:	***OAO Kuzbassenergo***
1.3. Place of business of the Issuer:	***656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.***
1.4. Primary state registration No. of the Issuer:	***1024200678260***
1.5. Taxpayer identification number of the Issuer (INN):	***4200000333***
1.6. The unique Issuer code assigned by the registration authority:	***00064-A***
1.7. Website used by the Issuer to disclose information:	***http://www.kuzbassenergo.ru/invest/doc/fact/***

2. Notification Details
2.1. Reorganisation form (merger, takeover, splitting-up, splitting-up carried out simultaneously with merger and takeover, spin-off, spin-off carried out simultaneously with merger and takeover). ***OAO Kuzbassenergo reorganisation through takeover of OAO Kuzbassenergo Holding wound up simultaneously with its spin-off from OAO RAO UES of Russia.***
2.2. Competent management body of the Issuer (competent management body of subsidiary or dependent company of the Issuer, competent state body, court), which took the decision being the ground for reorganisation, and the date of its approval. ***Resolution on reorganisation of OAO Kuzbassenergo passed by the extraordinary general meeting of shareholders of OAO Kuzbassenergo on 31.10.2007.***
2.3. Date of making up and number of the minutes of the meeting of the competent management body of the Issuer (competent management body of subsidiary or dependent company of the Issuer), which took the decision being the ground for reorganisation in case such body is a collegiate management body. ***Minutes No. 19 of 06.11.2007.***
2.4. Full and short business names (name if a nonprofit institution) of each reorganised legal entity, its place of business.
2.4.1. ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia UES of Russia, OAO RAO UES of Russia. 119526, Russia, Moscow, Prospekt Verdnadskogo, 101, Bldg. 3.***
2.4.2. ***Kuzbass Power and Electrification Open Joint-Stock Company, OAO Kuzbassenergo . 656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.***
2.4.3. ***Open Joint-Stock Company Kuzbassenergo Holding, OAO Kuzbassenergo Holding. 119526, Russia, Moscow, Prospekt Verdnadskogo, 101, Bldg. 3.***
2.5. Full and short business names (name if a nonprofit institution) of each reorganised legal entity created or wound up as a result of reorganisation, its place of business. ***Open Joint-Stock Company Kuzbassenergo Holding, OAO Kuzbassenergo Holding. 119526, Russia, Moscow, Prospekt Verdnadskogo, 101, Bldg. 3.***

2.6. Issuer share in the authorised (share) capital (share fund) of the business entity created as a result of reorganisation, date of reorganisation. ***None.***

2.7. Reorganisation date (date of state registration of the legal entity created as a result of merger, splitting-up, spin-off, transformation); date of entering into the Uniform State Register of Legal Entities of a record about winding-up of the affiliated legal entity). ***July 01st, 2008.***

3. Signature	
3.1. Deputy General Director, Corporate Management (Power of Attorney No. 70-119/468 of 27.06.2008) 3.2. Date: July 3rd, 2008	_________________ D.V.Skorokhodov (signature) Stamp here

Details of Decisions Taken by the Board of Directors (Supervisory Board) of the Joint-Stock Company (Approval of the Registrar to Maintain and Keep the Register of Holders of Registered Equity Securities of the Company and the Terms and Conditions of the Contract with It)

1. General	
1.1. Full business name of the Issuer (name if a nonprofit institution):	***Kuzbass Power and Electrification Open Joint-Stock Company***
1.2. Short business name of the Issuer:	***OAO Kuzbassenergo***
1.3. Place of business of the Issuer:	***656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.***
1.4. Primary state registration No. of the Issuer:	***1024200678260***
1.5. Taxpayer identification number of the Issuer (INN):	***4200000333***
1.6. The unique Issuer code assigned by the registration authority:	***00064-A***
1.7. Website used by the Issuer to disclose information:	***http://www.kuzbassenergo.ru/invest/doc/info/***

2. Notification Details

2.1. Date of the meeting of the Board of Directors at which the resolution in question was passed: ***June 25th, 2008***

2.2. Date of drawing up and the number of the minutes of the meeting of the Board of Directors at which the resolution in question was passed: ***June 27th, 2008; No. 10/14.***

2.3. The content of the resolutions passed by the Board of Directors of the Issuer on the following matters:

2.3.1. Item No. 2: ***Approval of the terms and conditions of the contract with the Company's registrar for maintaining and keeping of the register of holders of registered equity securities.***

Resolution: ***That the contract with the Company's registrar (OAO Central Moscow Depositary) for maintaining and keeping of the register of holders of registered equity securities in a new wording with Appendices Nos 3, 4, 5, 6 be approved.***

3. Signature

3.1. Deputy General Director,
Corporate Management ______________ D.V.Skorokhodov
(Power of Attorney No. 70-119/468 (signature)
of 27.06.2008) Stamp here

3.2. Date: June 30th, 2008

RECEIVED
2008 OCT 17 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIST OF AFFILIATED PERSONS OF
Kuzbass Power and Electrification Open Joint-Stock Company

Issuer's Code: 0 0 0 6 4 – A

as of 30 06 2008

Place of business of the Issuer: **656037, Altay territory, city of Barnaul, Brilliantovaya street, 2**

The information contained in this list of affiliated persons is disclosed in conformity with the legislation of the Russian Federation on securities.

Website: **http://www.kuzbassenergo.ru/invest/doc/list/**

Deputy General Director, Corporate Governance (Power of Attorney No. 70-119/468 of 27.06.2008)	_____________ (Signature)	D.V. Skorokhodov (initials, family name)
Date " 03 " July 20 08	Stamp here	

Issuer's Codes	
INN	4200000333
OGRN	1024200678260

I. List of affiliated persons as of 30 06 2008

Sl No.	Full business name (name if a nonprofit institution) or surname, name, and patronymic of the affiliated person	Place of business of a legal entity or residence of an individual (to be specified subject to the individual's consent)	Ground(s) whereby the person is considered to be affiliated	Date when the ground(s) became effective	Affiliated person share in the authorized capital of the Joint-Stock Company, %	Share of ordinary stock of the Joint-Stock Company held by the affiliated person, %
1	2	3	4	5	6	7
1.	Bogomazov Vladimir Mikhailovich	Russia, Novosibirsk	Ground: the person is a member of the Board of Directors of the Joint-Stock Company	28.02.2008	0.00	0.00
2.	Bolshakov Andrey Nikolaevich	Russia, Moscow	Ground: the person is a member of the Board of Directors of the Joint-Stock Company	28.02.2008	0.00	0.00
3.	Dunin Oleg Valentinovich	Russia, Moscow	Ground: the person is a member of the Board of Directors of the Joint-Stock Company	28.02.2008	0.00	0.00
4.	Evseenkova Elena Vladimirovna	Russia, Moscow	Ground: the person is a member of the Board of Directors of the Joint-Stock Company	28.02.2008	0.00	0.00
5.	Lisyansky Mikhail Eduardovich	Russia, Moscow	Ground: the person is a member of the Board of Directors of the Joint-Stock Company	28.02.2008	0.00	0.00
6.	Martynov Sergey Aleksandrovich	Russia, Moscow	Ground: the person is a member of the Board of Directors of the Joint-Stock Company	28.02.2008	0.00	0.00
7.	Mikhailov Sergey Nikolaevich	Russia, Kemerovo	Ground: the person discharges powers of the sole executive body of the Joint-Stock Company.	21.06.2002	0.00	0.00
			Ground: the person is a member of the collective executive body of the Joint-Stock Company	30.09.2002		
			Ground: the person is a member of the Board of Directors of the Joint-Stock Company	28.02.2008		
			Ground: the person belongs to the same group of persons as the Joint-Stock Company (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: the person discharges powers of the sole executive body of the Joint-Stock Company	21.06.2002		
8.	Petelin Sergey Aleksandrovich	Russia, Moscow	Ground: the person is a member of the Board of Directors of the Joint-Stock Company	28.02.2008	0.00	0.00
9.	Platonov Vladimir Yurevich	Russia, Moscow	Ground: the person is a member of the Board of Directors of the Joint-Stock Company	28.02.2008	0.00	0.00

10.	Sorokin Igor Yurevich	Russia, Moscow	Ground: the person is a member of the Board of Directors of the Joint-Stock Company	28.02.2008	0.00	0.00
11.	Shatsky Pavel Olegovich	Russia, Moscow	Ground: the person is a member of the Board of Directors of the Joint-Stock Company	28.02.2008	0.00	0.00
12.	Grebennikov Alexey Antonovich	Russia, Kemerovo	Ground: the person is a member of the collective executive body of the Joint-Stock Company	30.09.2002	0.00	0.00
13.	Gretsinger Yury Aleksandrovich	Russia, Kemerovo	Ground: the person is a member of the collective executive body of the Joint-Stock Company	10.03.2004	0.00	0.00
14.	Yerofeev Alexandr Kupriyanovich	Russia, Kemerovo	Ground: the person is a member of the collective executive body of the Joint-Stock Company	30.09.2002	0.00	0.00
15.	Skorokhodov Dmitry Viktorovich	Russia, Kemerovo	Ground: the person is a member of the collective executive body of the Joint-Stock Company	01.12.2006	0.00	0.00
16.	Lavrov Alexandr Mikhailovich	Russia, Kemerovo	Ground: the person is a member of the collective executive body of the Joint-Stock Company	10.03.2004	0.00	0.00
17.	Sheibak Yury Vladimirovich	Russia, Kemerovo	Ground: the person is a member of the collective executive body of the Joint-Stock Company	20.07.2006	0.00	0.00
18.	Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia	119526, Moscow, avenue Vernadsky, 101, bldg. 3	Ground: the person controls more than 20 % of the total number of votes attached to voting shares in the Joint-Stock Company.	30.12.1993	42.06	42.06
19.	Open Joint-Stock Company Siberian Coal Energy Company	Russia, 115998, Moscow, Derbenevskaya emb. 7, bldg. 22	Ground: the person controls more than 20 % of the total number of votes attached to voting shares in the Joint-Stock Company.	14.11.2005	44.02	44.02
			Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: More than 50 % of the members of the Board of Directors of the Joint-Stock Company have been elected under proposal of this legal entity).	28.02.2008		
20.	Closed Joint-Stock Company Kuzbassenergo Motor Transport Company	Russia, 650021, city of Kemerovo, Stantsionnaya street, 4	Ground: the Joint-Stock Company controls more than 20 % of the total number of votes attached to voting shares (stakes, units) constituting the authorized capital of this legal entity.	30.04.2004	0.00	0.00
			Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: More than 50 % of the members of the Board of Directors of this legal entity have been elected under proposal of the Joint-Stock Company).	21.05.2007		
21.	Closed Joint-Stock Company Health Service "Health Centre "Energetik".	650000, Russia, city of Kemerovo, Kuzbasskaya street, 37	Ground: the Joint-Stock Company controls more than 20 % of the total number of votes attached to voting shares (stakes, units) constituting the authorized capital of this legal entity.	30.04.2004	0.00	0.00
			Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: More than 50 % of the members of the Board of Directors of this legal entity have been elected under proposal of the Joint-Stock Company).	21.05.2007		

			Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: The sole executive body of this legal entity has been elected under proposal of the Joint-Stock Company).	30.05.2005		
22.	Open Joint-Stock Company Kuzbasstekhenergo Engineering and Analytical Centre	650099, Russia, city of Kemerovo, Stantsionnaya street, 17	Ground: the Joint-Stock Company controls more than 20 % of the total number of votes attached to voting shares (stakes, units) constituting the authorized capital of this legal entity.	30.01.2004	0.00	0.00
			Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: More than 50 % of the members of the Board of Directors of this legal entity have been elected under proposal of the Joint-Stock Company).	28.05.2007		
23.	Open Joint-Stock Company Kuzbasskaya Energoremontnaya Kompaniya	650000, Russia, city of Kemerovo, Kuzbasskaya street, 37	Ground: the Joint-Stock Company controls more than 20 % of the total number of votes attached to voting shares (stakes, units) constituting the authorized capital of this legal entity.	30.01.2004	0.00	0.00
			Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: More than 50 % of the members of the Board of Directors of this legal entity have been elected under proposal of the Joint-Stock Company).	28.05.2007		
24.	Open Joint-Stock Company Prokopievskenergo	650099, Russia, city of Kemerovo, Stantsionnaya street, 17	Ground: the Joint-Stock Company controls more than 20 % of the total number of votes attached to voting shares (stakes, units) constituting the authorized capital of this legal entity.	20.09.2000	0.00	0.00
			Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: More than 50 % of the members of the Board of Directors of this legal entity have been elected under proposal of the Joint-Stock Company).	15.06.2007		
25.	Open Joint-Stock Company Barnaulteploseremont	656037, Altai territory, city of Barnaul, Brilliantovaya street, 2	Ground: the Joint-Stock Company controls more than 20 % of the total number of votes attached to voting shares (stakes, units) constituting the authorized capital of this legal entity.	24.04.2007	0.00	0.00
			Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: More than 50 % of the members of the Board of Directors of this legal entity have been elected under proposal of the Joint-Stock Company).	09.06.2007		
26.	Ryabov Vladimir Vladimirovich	Kemerovo region, city of Prokopievsk	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: Other persons belonging to the same group of persons as any of persons belonging to the same group of persons as the Joint-Stock Company).	26.10.2006	0.00	0.00
27.	Trushkov Vyacheslav Leonidovich	Kemerovo	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: Other persons belonging to the same group of persons as any of persons belonging to the same group of persons as the Joint-Stock Company).	26.10.2006	0.00	0.00

28.	Lermontov Yury Borisovich	Kemerovo	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: Other persons belonging to the same group of persons as any of persons belonging to the same group of persons as the Joint-Stock Company).	26.10.2006	0.00	0.00
29.	Yashchinin Vladimir Borisovich	Kemerovo	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: Other persons belonging to the same group of persons as any of persons belonging to the same group of persons as the Joint-Stock Company).	26.10.2006	0.00	0.00
30.	Agafonova Tamara Nikolaevna	Kemerovo	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: Other persons belonging to the same group of persons as any of persons belonging to the same group of persons as the Joint-Stock Company).	26.10.2006	0.00	0.00
31.	Lisin Anton Gennadievich	Barnaul	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: Other persons belonging to the same group of persons as any of persons belonging to the same group of persons as the Joint-Stock Company).	24.04.2007	0.00	0.00
32.	Mikhailova Larisa Vasilievna	Kemerovo	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00
33.	Mikhailov Andrey Sergeevich	Novosibirsk	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00
34.	Mikhailov Alexey Sergeevich	Novosibirsk	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00
35.	Mikhailova Alevtina Georgievna	Kemerovo region, city of Taiga	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00

36.	Mikhailov Evgeny Nikolaevich	Novosibirsk	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00
37.	Ryabova Lyudmila Vladimirovna	Kemerovo region, city of Prokopievsk	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00
38.	Ryabov Kirill Vladimirovich	Kemerovo region, city of Prokopievsk	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00
39.	Ryabova Galina Mikhailovna	Kemerovo region, city of Kiselevsk	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00
40.	Ryabov Vladimir Borisovich	Kemerovo region, city of Kiselevsk	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00
41.	Bibik Oksana Vladimirovna	Kemerovo region, city of Kiselevsk	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00
42.	Nikonova Valentina Egorovna	Kemerovo	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00
43.	Voronkova Irina Aleksandrovna	Kemerovo	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00

44.	Yashchinin Mikhail Vladimirovich	Kemerovo	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00
45.	Tarasova Maria Ivanovna	Kemerovo	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00
46.	Agafonov Alexandr Nikolaevich	Kemerovo	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00
47.	Agafonov Andrey Sergeevich	Kemerovo	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00
48.	Agafonov Dmitry Aleksandrovich	Kemerovo	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00
49.	Urayskaya Irina Nikolaevna	Kemerovo	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00
50.	Tarasov Igor Nikolaevich	Kemerovo	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00

Changes in the List of Affiliated Persons occurred from 31.03.2008 to 30.06.2008

Sl No.	Nature of change	Date of change	Date of amendment of the List of Affiliated Persons
1.	Discontinuation of activities of OAO Kuzbassenergoservis due to its winding up (State registration No. of the Certificate of entering a record into the Unified State Register of	18.06.2008	30.06.2008

	Legal Entities 2084205056000 of 05.03.2008).		

Affiliated person details **before the change:**

Sl No.	Full business name (name if a nonprofit institution) or surname, name, and patronymic of the affiliated person	Place of business of a legal entity or residence of an individual (to be specified subject to the individual's consent)	Ground(s) whereby the person is considered to be affiliated	Date when the ground(s) became effective	Affiliated person share in the authorized capital of the Joint-Stock Company, %	Share of ordinary stock of the Joint-Stock Company held by the affiliated person, %
1	2	3	4	5	6	7
1.	Open Joint-Stock Company Kuzbassenergoservis.	650000, Russia, city of Kemerovo, Karbolitovskaya street, 10	Ground: the Joint-Stock Company controls more than 20 % of the total number of votes attached to voting shares (stakes, units) constituting the authorized capital of this legal entity.	31.03.2004	0.00	0.00
			Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: More than 50 % of the members of the Board of Directors of this legal entity have been elected under proposal of the Joint-Stock Company).	29.05.2006		

Affiliated person details **after the change:**
Not available

Affiliated person details **before the change:**

1	2	3	4	5	6	7
2.	Kovalenko Anatoly Antonovich	Kemerovo	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: Other persons belonging to the same group of persons as any of persons belonging to the same group of persons as the Joint-Stock Company).	26.10.2006	0.00	0.00

Affiliated person details **after the change:**
Not available

Affiliated person details **before the change:**

1	2	3	4	5	6	7
3.	Kovalenko Nina Vasilievna	Kemerovo	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00

Affiliated person details **after the change:**
Not available

Affiliated person details **before the change:**

1	2	3	4	5	6	7
4.	Kovalenko Ivan Antonovich	Tashkent, Uzbekistan	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00

Affiliated person details **after the change:**
Not available

Affiliated person details **before the change:**

1	2	3	4	5	6	7
5.	Kovalenko Gennady Antonovich	Kok-Yangak, Kyrgyzstan	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00

Affiliated person details **after the change:**
Not available

Affiliated person details **before the change:**

1	2	3	4	5	6	7
6.	Kovalenko Andrei Anatolevich	Kemerovo	Ground: the person belongs to the same group of persons as the Joint-Stock Company. (Reason whereby the person belongs to the same group of persons as the Joint-Stock Company: individual, its wife/husband, parent (including adoptive parents), children (including adopted children), full-blood and half-blood brothers and sisters).	26.10.2006	0.00	0.00

Affiliated person details **after the change:**
Not available

Approved on " 13 " May 2008
by the Board of Directors of Kuzbass Power and
Electrification Open Joint-Stock Company
Minutes of " " May 2008 No. 07/14

QUARTERLY REPORT

Kuzbass Power and Electrification Open Joint-Stock Company

full business name (name if a nonprofit institution) of the Issuer

Issuer code:	0	0	0	6	4	–	A

for the 1st quarter of 2008

Place of business of the Issuer: 656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2,

The information contained in this quarterly report is to be disclosed according to the Russian Federation legislation regulating stock market

General Director Date 29 April 2008	(signature)	S.N.Mikhailov
Chief Accountant Date 29 April 2008	(signature)	S.S.Prikhodchenko
	Stamp here	

Contact person:	Chief economist of the Corporate Policy Department Natalia Aleksandrovna Yakovenko
Telephone:	(384-2) 45-40-83
Fax:	(384-2) 45-40-81
E-mail:	yakovenkona@kuzbe.elektra.ru
Website used by the Issuer to disclose information contained in this quarterly report	http://www.kuzbassenergo.ru/invest/doc/

Contents

Introduction

The Issuer is obliged to disclose the information in the form of the quarterly report because Kuzbass Power and Electrification Open Joint-Stock Company is a joint-stock company established at privatization of government-owned enterprises, according to the privatization plan approved according to the established procedure and as of the date of its approval representing the Issuer's share issue prospectus which stipulated possibility of allocation of Issuer's shares to more than 500 purchasers.

The full and short business names of the Issuer are: ***Kuzbass Power and Electrification Open Joint-Stock Company, OAO Kuzbassenergo.***

Place of business of the Issuer: ***656037, Russian Federation, Altai territory, Barnaul, Brilliantovaya street, 2.***

Contact telephone of the Issuer: ***(384-2) 45-33-50.***

E-mail: ***adm@kuzbe.elektra.ru***

Web site: ***http://www.kuzbassenergo.ru***

Basic data about securities placed by the Issuer: ***The Company placed 70,616,380,000 (seventy billion six hundred sixteen million three hundred eighty thousand) common registered uncertificated shares with the same par value of 0.01 (point zero one) rouble each for a total amount of 706,163,800 (seven hundred six million one hundred sixty three thousand and eight hundred) roubles (at par value).***

This quarterly report contains estimations and forecasts of competent management bodies of the Issuer regarding future events and/or acts, prospects of development of the economy branch where the Issuer carries out its core business, and results of activity of the Issuer, including Issuer's plans, probability of certain events and fulfilment of certain acts. Investors should not rely completely on estimations and forecasts of the Issuer's management bodies since actual results of activity of the Issuer in the future can differ from predicted results for many reasons. Acquisition of Issuer's securities is associated with risks specified in this quarterly report.

1. Profiles of persons forming management bodies of the Issuer, information on bank accounts, auditor, appraiser and financial adviser of the Issuer, as well as on other persons who signed the quarterly report

1.1. Members of the management bodies of the Issuer

According to the Issuer Charter, management bodies of the Issuer are:

1. *General Meeting of shareholders;*
2. *Board of Directors;*
3. *Management Board;*
4. *General Director.*

All management bodies of the Issuer have been formed in full.

Members of the Board of Directors

	Full name	Born on
1	*BOGOMAZOV Vladimir Mikhailovich*	*1956*
2	*BOLSHAKOV Andrey Nikolaevich*	*1955*
3	*DUNIN Oleg Valentinovich*	*1965*
4	*EVSEENKOVA Elena Vladimirovna*	*1980*
5	*LISYANSKY Mikhail Eduardovich*	*1968*
6	*MARTYNOV Sergey Aleksandrovich*	*1959*
7	*MIKHAILOV Sergey Nikolaevich*	*1959*
8	*PETELIN Sergey Aleksandrovich*	*1965*
9	*PLATONOV Vladimir Yurievich*	*1959*
10	*SOROKIN Igor Yurievich*	*1974*
11	*SHATSKY Pavel Olegovich*	*1972*

Chairman of the Board of Directors: SHATSKY Pavel Olegovich

Members of the Management Board:.

	Full name	Born on
1	*GREBENNIKOV Alexey Antonovich*	*1939*
2	*GRETSINGER Yury Aleksandrovich*	*1953*
3	*EROFEEV Alexander Kupriyanovich*	*1959*
4	*LAVROV Alexander Mikhailovich*	*1950*
5	*MIKHAILOV Sergey Nikolaevich*	*1959*
6	*SKOROKHODOV Dmitry Viktorovich*	*1977*
7	*SHEIBAK Yury Vladimirovich*	*1953*

Chairman of the Management Board: MIKHAILOV Sergey Nikolaevich

General Director:

	Full name	Born on
1	*MIKHAILOV Sergey Nikolaevich*	*1959*

All management bodies of the Issuer stipulated by the Issuer Charter have been formed in full.

1.2. Details of bank accounts of the Issuer

1.	Full business name of the credit institution:	***JS CB Bank of Moscow (OAO). Kemerovo branch of OAO Bank of Moscow***
	Short business name of the credit institution:	***OAO Bank of Moscow, Kemerovo Branch***
	Place of business:	***650099, Kemerovo,Nogradskaya street, 5***
	Taxpayer identification number:	***7702000406***
	Account type:	***Settlement account***
	Account number:	***40702810200530000444***
	BIC:	***043207743***
	Correspondent account number:	***30101810700000000743***

2.	Full business name of the credit institution:	***Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo***
	Short business name of the credit institution:	***Branch of OAO Bank URALSIB in the city of Kemerovo***
	Place of business:	***650099, Kemerovo,Oktyabrskiy avenue, 2***
	Taxpayer identification number:	***0274062111***
	Account type:	***Settlement account***
	Account number:	***40702810100000000863***
	BIC:	***043207783***
	Correspondent account number:	***30101810100000000783***

3.	Full business name of the credit institution:	***Branch of Open Joint-Stock company Bank URALSIB in the city of Kemerovo***
	Short business name of the credit institution:	***Branch of OAO Bank URALSIB in the city of Kemerovo***
	Place of business:	***650099, Kemerovo,Oktyabrskiy avenue, 2***
	Taxpayer identification number:	***0274062111***
	Account type:	***Settlement account***
	Account number:	***40702810800020000509***
	BIC:	***043207783***
	Correspondent account number:	***30101810100000000783***

4.	Full business name of the credit institution:	***Commercial Bank Entrepreneurship Support Investment Bank***
	Short business name of the credit institution:	***CB Entrepreneurship Support Investment Bank***
	Place of business:	***125319, Moscow, Ilyushin street, 9, blg. 1***
	Taxpayer identification number:	***7734050463***
	Account type:	***Settlement account***
	Account number:	***40702810800000000384***
	BIC:	***044583861***
	Correspondent account number:	***30101810000000000861***

5.	Full business name of the credit institution:	***Open Joint-Stock Company Bank ALEMAR***

	Short business name of the credit institution:	*OAO Bank ALEMAR*
	Place of business:	*630099, Novosibirsk, Serebrennikovskaya street, 37*
	Taxpayer identification number:	*5406102877*
	Account type:	*Settlement account*
	Account number:	*40702810900000001843*
	BIC:	*045004874*
	Correspondent account number:	*30101810500000000874*

6.	Full business name of the credit institution:	*Kuzbass Branch of Open Joint-Stock Company URSA Bank*
	Short business name of the credit institution:	*KB OAO URSA Bank*
	Place of business:	*650099, Kemerovo, Nogradskaya street, 5 in*
	Taxpayer identification number:	*5408117935*
	Account type:	*Settlement account*
	Account number:	*40702810400120000152*
	BIC:	*043207784*
	Correspondent account number:	*30101810400000000784*

7.	Full business name of the credit institution:	*Branch No. 8615 of Joint-Stock Commercial Savings Bank (Sberbank) of the Russian Federation (OAO) – Kemerovo Branch*
	Short business name of the credit institution:	*Branch No. 8615 of JS SB RF (OAO) – Kemerovo Branch*
	Place of business:	*650066, Kemerovo, Oktyabrskiy avenue, 53*
	Taxpayer identification number:	*7707083893*
	Account type:	*Settlement account*
	Account number:	*40702810126020102036*
	BIC:	*043207612*
	Correspondent account number:	*30101810200000000612*

8.	Full business name of the credit institution:	*Branch No. 4207 of Bank VTB 24 (Closed Joint-Stock Company) in the city of Kemerovo*
	Short business name of the credit institution:	*Branch No. 4207 of Bank VTB 24 (ZAO)*
	Place of business:	*650066, Kemerovo, Oktyabrskiy avenue, 53/2*
	Taxpayer identification number:	*7710353606*
	Account type:	*Settlement account*
	Account number:	*40702810100070000201*
	BIC:	*043207739*
	Correspondent account number:	*30101810400000000739*

9.	Full business name of the credit institution:	*Branch of JS CB Moscow Business World (OAO) in the city of Kemerovo*
	Short business name of the credit institution:	*Branch of OAO MDM - Bank in the city of Kemerovo*
	Place of business:	*650003, Kemerovo, Lenin avenue, 137/3*

	Taxpayer identification number:	*7706074960*
	Account type:	*Settlement account*
	Account number:	*40702810100120000256*
	BIC:	*043207791*
	Correspondent account number:	*30101810600000000791*

10.	Full business name of the credit institution:	*Branch No. 8615 of Joint-Stock Commercial Savings Bank (Sberbank) of the Russian Federation (OAO) – Kemerovo Branch*
	Short business name of the credit institution:	*Branch No. 8615 of JS SB RF (OAO) – Kemerovo Branch*
	Place of business:	*650066, Kemerovo,Oktyabrskiy avenue, 53*
	Taxpayer identification number:	*7707083893*
	Account type:	*Settlement account*
	Account number:	*40702810826020102640*
	BIC:	*043207612*
	Correspondent account number:	*30101810200000000612*

11.	Full business name of the credit institution:	*Open Joint-Stock Company Alfa Bank Subsidiary Office in Obraztsova Business Centre*
	Short business name of the credit institution:	*OAO Alfa Bank Subsidiary Office in Obraztsova Business Centre*
	Place of business:	*127055, Moscow, Obraztsova street, 4, bldg. 1*
	Taxpayer identification number:	*7728168971*
	Account type:	*Settlement account*
	Account number:	*40702810902800000138*
	BIC:	*044525593*
	Correspondent account number:	*30101810200000000593*

12.	Full business name of the credit institution:	*Kemerovo branch of OAO Bank ALEMAR in the city of Kemerovo*
	Short business name of the credit institution:	*Kemerovo branch of OAO Bank ALEMAR in the city of Kemerovo*
	Place of business:	*650070, Kemerovo, Molodezhny avenue, 7/1*
	Taxpayer identification number:	*5406102877*
	Account type:	*Settlement account*
	Account number:	*40702810800500000017*
	BIC:	*043207730*
	Correspondent account number:	*30101810700000000730*

13.	Full business name of the credit institution:	*Kemerovo branch of OJSC Bank ZENIT*
	Short business name of the credit institution:	*Kemerovo branch of OJSC Bank ZENIT*
	Place of business:	*650099, Kemerovo, Sovetskiy avenue, 77/1*
	Taxpayer identification number:	*7729405872*
	Account type:	*Settlement account*
	Account number:	*40702810100040000005*
	BIC:	*043207730*

	Correspondent account number:	*30101810700000000730*

14.	Full business name of the credit institution:	***Branch of JS CB Moscow Business World (OAO) in the city of Kemerovo***
	Short business name of the credit institution:	***Branch of OAO MDM - Bank in the city of Kemerovo***
	Place of business:	***650003, Kemerovo, Lenin avenue, 137/3***
	Taxpayer identification number:	***7706074960***
	Account type:	***Settlement account***
	Account number:	***40702810200120000392***
	BIC:	***043207791***
	Correspondent account number:	***30101810600000000791***

15.	Full business name of the credit institution:	***Branch of JS CB Moscow Business World (OAO) in the city of Kemerovo***
	Short business name of the credit institution:	***Branch of OAO MDM - Bank in the city of Kemerovo***
	Place of business:	***650003, Kemerovo, Lenin avenue, 137/3***
	Taxpayer identification number:	***7706074960***
	Account type:	***Settlement account***
	Account number:	***40702810800120000433***
	BIC:	***043207791***
	Correspondent account number:	***30101810600000000791***

16.	Full business name of the credit institution:	***Branch of Open Joint-Stock Company Bank for Foreign Trade in the city of Kemerovo***
	Short business name of the credit institution:	***Branch of OAO VTB in the city of Kemerovo***
	Place of business:	***650099, Kemerovo, Ostrovsky street, 12***
	Taxpayer identification number:	***7702070139***
	Account type:	***Settlement account***
	Account number:	***40702810400430000001***
	BIC:	***043207756***
	Correspondent account number:	***30101810700000000756***

17.	Full business name of the credit institution:	***Kemerovo Branch of OAO Alfa Bank***
	Short business name of the credit institution:	***Kemerovo Branch of OAO Alfa Bank***
	Place of business:	***650099, Kemerovo, Ostrovsky street, 12***
	Taxpayer identification number:	***7728168971***
	Account type:	***Settlement account***
	Account number:	***40702810500320000138***
	BIC:	***043207745***
	Correspondent account number:	***30101810300000000745***

18.	Full business name of the credit institution:	***NKO RTS Clearing House (Limited Liability Company), Moscow***
	Short business name of the credit institu-	***NKO RTS Clearing House (OOO), Moscow***

	tion:	
	Place of business:	*127006, Moscow, Dolgorukovskaya street, 38*
	Taxpayer identification number:	*7710298190*
	Account type:	*Settlement account*
	Account number:	*30214810310000000620*
	BIC:	*044583258*
	Correspondent account number:	*30103810200000000258*

19.	Full business name of the credit institution:	*Kemerovo Branch of OAO Northwest VTB Bank*
	Short business name of the credit institution:	*Kemerovo Branch of OAO Northwest VTB Bank*
	Place of business:	*650040, Kemerovo, Kirova street, 13*
	Taxpayer identification number:	*7831000010*
	Account type:	*Settlement account*
	Account number:	*40702810364000000054*
	BIC:	*043207747*
	Correspondent account number:	*30101810900000000747*

20.	Full business name of the credit institution:	*Siberian Branch of ZAO Raiffeizenbank Austria in the city of Novosibirsk*
	Short business name of the credit institution:	*Siberian Branch of ZAO Raiffeizenbank Austria in the city of Novosibirsk*
	Place of business:	*630099, Novosibirsk,Uritsky street, 20*
	Taxpayer identification number:	*7744000302*
	Account type:	*Settlement account*
	Account number:	*40702810407000404888*
	BIC:	*045004799*
	Correspondent account number:	*30101810300000000799*

21.	Full business name of the credit institution:	*Kemerovo Branch of JS CB Promsviazbank in the city of Kemerovo*
	Short business name of the credit institution:	*Kemerovo Branch of JS CB Promsviazbank in the city of Kemerovo*
	Place of business:	*650000, Kemerovo, Kuznetskiy avenue, 33*
	Taxpayer identification number:	*7744000912*
	Account type:	*Settlement account*
	Account number:	*40702810280000199601*
	BIC:	*043207798*
	Correspondent account number:	*30101810700000000798*

22.	Full business name of the credit institution:	*Kemerovo Branch of OAO Bank ALEMAR*
	Short business name of the credit institution:	*Kemerovo Branch of OAO Bank ALEMAR*
	Place of business:	*650070, Kemerovo, Molodezhny avenue, 7/1*
	Taxpayer identification number:	*5406102877*
	Account type:	*Settlement account*
	Account number:	*40702810300500000326*
	BIC:	*043207786*

	Correspondent account number:	***30101810000000000786***

23.	Full business name of the credit institution:	***Kemerovo Branch of OAO Bank ALEMAR***
	Short business name of the credit institution:	***Kemerovo Branch of OAO Bank ALEMAR***
	Place of business:	***650070, Kemerovo, Molodezhny avenue, 7/1***
	Taxpayer identification number:	***5406102877***
	Account type:	***Settlement account***
	Account number:	***40702810301500000354***
	BIC:	***043207786***
	Correspondent account number:	***30101810000000000786***

24.	Full business name of the credit institution:	***Branch of JSB GAZPROMBANK (ZAO) in the city of Kemerovo***
	Short business name of the credit institution:	***Branch of JSB GAZPROMBANK (ZAO) in the city of Kemerovo***
	Place of business:	***650070, Kemerovo, Sobornaya street, 3***
	Taxpayer identification number:	***7744001497***
	Account type:	***Settlement account***
	Account number:	***40702810200360000020***
	BIC:	***043207748***
	Correspondent account number:	***30101810200000000748***

25.	Full business name of the credit institution:	***OAO Joint-Stock Bank KUZNETSKBIZNESBANK***
	Short business name of the credit institution:	***OAO JSB KUZNETSKBIZNESBANK***
	Place of business:	***654080, Novokuznetsk, Kirova street , 89 a***
	Taxpayer identification number:	***4216004076***
	Account type:	***Settlement account***
	Account number:	***40702810100000001904***
	BIC:	***043209740***
	Correspondent account number:	***30101810600000000740***

26.	Full business name of the credit institution:	***Branch of OAO Bank URALSIB in the city of Kemerovo, additional office Novokuznetsk Branch***
	Short business name of the credit institution:	***Branch of OAO Bank URALSIB in the city of Kemerovo, additional office Novokuznetsk Branch***
	Place of business:	***654027, Novokuznetsk, Entusiastov street , 21***
	Taxpayer identification number:	***0274062111***
	Account type:	***Settlement account***
	Account number:	***40702810300030000280***
	BIC:	***043207783***
	Correspondent account number:	***30101810100000000783***

27.	Full business name of the credit institution:	***Branch No. 7763 of Joint-Stock Commercial Savings Bank (Sberbank) of the Russian Federation (OAO) – Mezhdurechensk Branch***

	Short business name of the credit institution:	***Branch No. 7763 of JS SB RF (OAO) – Mezhdurechensk Branch***
	Place of business:	***652888, Mezhdurechensk,Shakhterov avenue, 9-A***
	Taxpayer identification number:	***40702810526070101085***
	Account type:	***Settlement account***
	Account number:	***40702810526070101085***
	BIC:	***045004641***
	Correspondent account number:	***30101810500000000641***

28.	Full business name of the credit institution:	***OAO Joint-Stock Bank KUZNETSKBIZNESBANK***
	Short business name of the credit institution:	***OAO JSB KUZNETSKBIZNESBANK***
	Place of business:	***654080, Novokuznetsk, Kirova street , 89 a***
	Taxpayer identification number:	***4216004076***
	Account type:	***Corporate account***
	Account number:	***40702810400000163827***
	BIC:	***043209740***
	Correspondent account number:	***30101810600000000740***

29.	Full business name of the credit institution:	***Branch No. 2359 of Joint-Stock Commercial Savings Bank (Sberbank) of the Russian Federation (OAO) – Belovo Branch***
	Short business name of the credit institution:	Branch No. 2359 of JS SB RF (OAO) – Belovo Branch
	Place of business:	***652600, Belovo, Tsinkozavodskoy lane, 2***
	Taxpayer identification number:	***7707083893***
	Account type:	***Settlement account***
	Account number:	***40702810926140100493***
	BIC:	***045004641***
	Correspondent account number:	***30101810500000000641***

30.	Full business name of the credit institution:	***Branch of OAO Bank URALSIB in the city of Kemerovo Subsidiary Office Belovo Branch***
	Short business name of the credit institution:	***Branch of OAO Bank URALSIB in the city of Kemerovo DO Belovo Branch***
	Place of business:	***652600, Belovo, Oktyabrskaya street, 8***
	Taxpayer identification number:	***0274062111***
	Account type:	***Settlement account***
	Account number:	***40702810800010000386***
	BIC:	***043207783***
	Correspondent account number:	***30101810100000000783***

31.	Full business name of the credit institution:	***Branch No. 2359 of Joint-Stock Commercial Savings Bank (Sberbank) of the Russian Federation (OAO) – Belovo Branch***
	Short business name of the credit institution:	***Branch No. 2359 of JS SB RF (OAO) – Belovo Branch***
	Place of business:	***652600, Belovo, Tsinkozavodskoy lane, 2***

	Taxpayer identification number:	*7707083893*
	Account type:	***Business account***
	Account number:	*40702810826140400976*
	BIC:	*045004641*
	Correspondent account number:	*30101810500000000641*

32.	Full business name of the credit institution:	***Branch No. 2359 of Joint-Stock Commercial Savings Bank (Sberbank) of the Russian Federation (OAO) – Belovo Branch***
	Short business name of the credit institution:	***Branch No. 2359 of JS SB RF (OAO) – Belovo Branch***
	Place of business:	***652600, Belovo, Tsinkozavodskoy lane, 2***
	Taxpayer identification number:	*7707083893*
	Account type:	***Settlement account***
	Account number:	*40702810226140100753*
	BIC:	*045004641*
	Correspondent account number:	*30101810500000000641*

33.	Full business name of the credit institution:	***Subsidiary Office Belovsky of Kemerovo Branch of Open Joint-Stock Company URSA Bank***
	Short business name of the credit institution:	***DO Belovsky of KB of OAO URSA Bank***
	Place of business:	***652612, Belovo, Zheleznodorozhnaya street, 40***
	Taxpayer identification number:	*5408117935*
	Account type:	***Settlement account***
	Account number:	*40702810408120000468*
	BIC:	*043207784*
	Correspondent account number:	*30101810400000000784*

34.	Full business name of the credit institution:	***Subsidiary Office Inskoy Department of Kemerovo Branch of OAO Bank ALEMAR***
	Short business name of the credit institution:	***DO Inskoy Department of Kemerovo Branch of OAO Bank ALEMAR***
	Place of business:	***652612, Belovo, settlement Inskoy, residential district Technologicheskiy, 5***
	Taxpayer identification number:	*5406102877*
	Account type:	***Settlement account***
	Account number:	*40702810500500000281*
	BIC:	*043207786*
	Correspondent account number:	*30101810000000000786*

35.	Full business name of the credit institution:	***Subsidiary Office Inskoy Department of Kemerovo Branch of OAO Bank ALEMAR***
	Short business name of the credit institution:	***DO Inskoy Department of Kemerovo Branch of OAO Bank ALEMAR***
	Place of business:	***652612, Belovo, settlement Inskoy, residential district Technologicheskiy, 5***

	Taxpayer identification number:	*5406102877*
	Account type:	*Settlement account*
	Account number:	*40702810102500000317*
	BIC:	*043207786*
	Correspondent account number:	*30101810000000000786*

36.	Full business name of the credit institution:	*Branch of OAO Bank URALSIB in the city of Kemerovo Subsidiary Office Novokuznetsk Branch*
	Short business name of the credit institution:	*Branch of OAO Bank URALSIB in the city of Kemerovo DO Novokuznetsk Branch*
	Place of business:	*654027, Novokuznetsk, Entusiastov street , 21*
	Taxpayer identification number:	*0274062111*
	Account type:	*Corporate account*
	Account number:	*43801810900148000001*
	BIC:	*043207783*
	Correspondent account number:	*30101810100000000783*

37.	Full business name of the credit institution:	*Novokuznetsk Branch of Open Joint-Stock Company URSA Bank*
	Short business name of the credit institution:	*NB of OAO URSA Bank*
	Place of business:	*654007, Novokuznetsk, Pavlovskogo street, 7*
	Taxpayer identification number:	*5408117935*
	Account type:	*Settlement account*
	Account number:	*40702810900120000326*
	BIC:	*043207784*
	Correspondent account number:	*30101810400000000784*

38.	Full business name of the credit institution:	*Branch of OAO Bank URALSIB in the city of Kemerovo Subsidiary Office Novokuznetsk Branch*
	Short business name of the credit institution:	*Branch of OAO Bank URALSIB in the city of Kemerovo DO Novokuznetsk Branch*
	Place of business:	*654027, Novokuznetsk, Entusiastov street , 21*
	Taxpayer identification number:	*0274062111*
	Account type:	*Settlement account*
	Account number:	*40702810300030000031*
	BIC:	*043207783*
	Correspondent account number:	*30101810100000000783*

39.	Full business name of the credit institution:	*Branch of OAO Bank URALSIB in the city of Kemerovo Subsidiary Office Novokuznetsk Branch*
	Short business name of the credit institution:	*Branch of OAO Bank URALSIB in the city of Kemerovo DO Novokuznetsk Branch*
	Place of business:	*654027, Novokuznetsk, Entusiastov street , 21*
	Taxpayer identification number:	*0274062111*
	Account type:	*Corporate account*
	Account number:	*40702810100030080031*
	BIC:	*043207783*

	Correspondent account number:	*30101810100000000783*

40.	Full business name of the credit institution:	*OAO Joint-Stock Bank KUZNETSKBIZNESBANK*
	Short business name of the credit institution:	*OAO JSB KUZNETSKBIZNESBANK*
	Place of business:	*654080, Novokuznetsk, Kirova street , 89 a*
	Taxpayer identification number:	*4216004076*
	Account type:	*Settlement account*
	Account number:	*40702810000000004069*
	BIC:	*043209740*
	Correspondent account number:	*30101810600000000740*

41.	Full business name of the credit institution:	*Branch No. 6656 of Joint-Stock Commercial Savings Bank (Sberbank) of the Russian Federation (OAO) – Osinnikovskoye branch*
	Short business name of the credit institution:	*Branch No. 6656 of JS SB RF (OAO) – Osinnikovskoye Branch*
	Place of business:	*654083, Novokuznetsk, Tolyatti street, 27*
	Taxpayer identification number:	*7707083893*
	Account type:	*Settlement account*
	Account number:	*40702810826170103816*
	BIC:	*045004641*
	Correspondent account number:	*30101810500000000641*

42.	Full business name of the credit institution:	*Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo*
	Short business name of the credit institution:	*Branch of OAO Bank URALSIB in the city of Kemerovo*
	Place of business:	*650099, Kemerovo, Oktyabrskiy avenue, 2*
	Taxpayer identification number:	*0274062111*
	Account type:	*Settlement account*
	Account number:	*40702810500020000320*
	BIC:	*043207783*
	Correspondent account number:	*30101810100000000783*

43.	Full business name of the credit institution:	*Kemerovo Branch of OAO Bank ALEMAR*
	Short business name of the credit institution:	*Kemerovo Branch of OAO Bank ALEMAR*
	Place of business:	*650070, Kemerovo, Molodezhny avenue, 7/1*
	Taxpayer identification number:	*5406102877*
	Account type:	*Settlement account*
	Account number:	*40702810100500000047*
	BIC:	*043207786*
	Correspondent account number:	*30101810000000000786*

44.	Full business name of the credit institution:	*Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo*
	Short business name of the credit institu-	*Branch of OAO Bank URALSIB in the city of Ke-*

	tion:	*merovo*
	Place of business:	*650099, Kemerovo, Oktyabrskiy avenue, 2*
	Taxpayer identification number:	*0274062111*
	Account type:	*Settlement account*
	Account number:	*40702810600020000246*
	BIC:	*043207783*
	Correspondent account number:	*30101810100000000783*

45.	Full business name of the credit institution:	*Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo*
	Short business name of the credit institution:	*Branch of OAO Bank URALSIB in the city of Kemerovo*
	Place of business:	*650099, Kemerovo, Oktyabrskiy avenue, 2*
	Taxpayer identification number:	*0274062111*
	Account type:	*Settlement account*
	Account number:	*40702810000020000325*
	BIC:	*043207783*
	Correspondent account number:	*30101810100000000783*

46.	Full business name of the credit institution:	*Kemerovo Branch of OAO Bank ALEMAR*
	Short business name of the credit institution:	*Kemerovo Branch of OAO Bank ALEMAR*
	Place of business:	*650070, Kemerovo, Molodezhny avenue, 7/1*
	Taxpayer identification number:	*5406102877*
	Account type:	*Settlement account*
	Account number:	*40702810500500000016*
	BIC:	*043207786*
	Correspondent account number:	*30101810000000000786*

47.	Full business name of the credit institution:	*Altai Bank of the Savings Bank of the Russian Federation in the city of Barnaul*
	Short business name of the credit institution:	*Altai Bank of the Sberbank of the Russian Federation in the city of Barnaul*
	Place of business:	*656038, Barnaul, Komsomolskiy avenue, 106a*
	Taxpayer identification number:	*7707083893*
	Account type:	*Settlement account*
	Account number:	*40702810602000100276*
	BIC:	*045004641*
	Correspondent account number:	*30101810500000000641*

48.	Full business name of the credit institution:	*Barnaul Branch of OAO Sobinbank*
	Short business name of the credit institution:	*Barnaul Branch of OAO Sobinbank*
	Place of business:	*656056, Barnaul, Partizanskaya street, 44*
	Taxpayer identification number:	*7722076611*
	Account type:	*Settlement account*
	Account number:	*40702810900040000816*
	BIC:	*040173712*

	Correspondent account number:	*30101810600000000712*

49.	Full business name of the credit institution:	***Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo***
	Short business name of the credit institution:	***Branch of OAO Bank URALSIB in the city of Kemerovo***
	Place of business:	***650099, Kemerovo, Oktyabrskiy avenue, 2***
	Taxpayer identification number:	***0274062111***
	Account type:	***Settlement currency account***
	Account number:	***40702840000000000111***
	BIC:	***043207783***
	Correspondent account number:	***30101810100000000783***

50.	Full business name of the credit institution:	***Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo***
	Short business name of the credit institution:	***Branch of OAO Bank URALSIB in the city of Kemerovo***
	Place of business:	***650099, Kemerovo, Oktyabrskiy avenue, 2***
	Taxpayer identification number:	***0274062111***
	Account type:	***Transit currency account***
	Account number:	***40702840300001000111***
	BIC:	***043207783***
	Correspondent account number:	***30101810100000000783***

51.	Full business name of the credit institution:	***Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo***
	Short business name of the credit institution:	***Branch of OAO Bank URALSIB in the city of Kemerovo***
	Place of business:	***650099, Kemerovo, Oktyabrskiy avenue, 2***
	Taxpayer identification number:	***0274062111***
	Account type:	***Settlement currency account***
	Account number:	***40702978000000000012***
	BIC:	***043207783***
	Correspondent account number:	***30101810100000000783***

52.	Full business name of the credit institution:	***Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo***
	Short business name of the credit institution:	***Branch of OAO Bank URALSIB in the city of Kemerovo***
	Place of business:	***650099, Kemerovo, Oktyabrskiy avenue, 2***
	Taxpayer identification number:	***0274062111***
	Account type:	***Transit currency account***
	Account number:	***40702978900003000012***
	BIC:	***043207783***
	Correspondent account number:	***30101810100000000783***

53.	Full business name of the credit institution:	***OAO Alfa Bank, Subsidiary Office, Pokrovka Business Centre***

	Short business name of the credit institution:	***OAO Alfa Bank, Subsidiary Office, Pokrovka Business Centre***
	Place of business:	***101000, Moscow, Pokrovka street, 3/7, bldg 1***
	Taxpayer identification number:	***7728168971***
	Account type:	***Settlement account***
	Account number:	***40702810801200001414***
	BIC:	***044525593***
	Correspondent account number:	***30101810200000000593***

54.	Full business name of the credit institution:	***OAO Alfa Bank, Subsidiary Office, Pokrovka Business Centre***
	Short business name of the credit institution:	***OAO Alfa Bank, Subsidiary Office, Pokrovka Business Centre***
	Place of business:	***101000, Moscow, Pokrovka street, 3/7, bldg 1***
	Taxpayer identification number:	***7728168971***
	Account type:	***Settlement account***
	Account number:	***40702810101200001415***
	BIC:	***044525593***
	Correspondent account number:	***30101810200000000593***

55.	Full business name of the credit institution:	***Branch of Open Joint-Stock Company Bank for Foreign Trade in the city of Kemerovo***
	Short business name of the credit institution:	***Branch of OAO VTB in the city of Kemerovo***
	Place of business:	***650099, Kemerovo, Ostrovsky street, 12***
	Taxpayer identification number:	***7702070139***
	Account type:	***Deposit account***
	Account number:	***42104810400430000908***
	BIC:	***043207756***
	Correspondent account number:	***30101810700000000756***

56.	Full business name of the credit institution:	***Branch of Open Joint-Stock Company Bank for Foreign Trade in the city of Kemerovo***
	Short business name of the credit institution:	***Branch of OAO VTB in the city of Kemerovo***
	Place of business:	***650099, Kemerovo, Ostrovsky street, 12***
	Taxpayer identification number:	***7702070139***
	Account type:	***Deposit account***
	Account number:	***42104810300430001308***
	BIC:	***043207756***
	Correspondent account number:	***30101810700000000756***

57.	Full business name of the credit institution:	***Branch of Open Joint-Stock Company Bank for Foreign Trade in the city of Kemerovo***
	Short business name of the credit institution:	***Branch of OAO VTB in the city of Kemerovo***
	Place of business:	***650099, Kemerovo, Ostrovsky street, 12***
	Taxpayer identification number:	***7702070139***

	Account type:	*Deposit account*
	Account number:	*42104810600430001008*
	BIC:	*043207756*
	Correspondent account number:	*30101810700000000756*

58.	Full business name of the credit institution:	*Branch of Open Joint-Stock Company Bank for Foreign Trade in the city of Kemerovo*
	Short business name of the credit institution:	*Branch of OAO VTB in the city of Kemerovo*
	Place of business:	*650099, Kemerovo, Ostrovsky street, 12*
	Taxpayer identification number:	*7702070139*
	Account type:	*Deposit account*
	Account number:	*42104810500430000808*
	BIC:	*043207756*
	Correspondent account number:	*30101810700000000756*

59.	Full business name of the credit institution:	*Branch of JS CB Moscow Business World (OAO) in the city of Kemerovo*
	Short business name of the credit institution:	*Branch of OAO MDM - Bank in the city of Kemerovo*
	Place of business:	*650003, Kemerovo, Lenin avenue, 137/3*
	Taxpayer identification number:	*7706074960*
	Account type:	*Deposit account*
	Account number:	*42105810300120000004*
	BIC:	*043207791*
	Correspondent account number:	*30101810600000000791*

60.	Full business name of the credit institution:	*Branch of JS CB Moscow Business World (OAO) in the city of Kemerovo*
	Short business name of the credit institution:	*Branch of OAO MDM - Bank in the city of Kemerovo*
	Place of business:	*650003, Kemerovo, Lenin avenue, 137/3*
	Taxpayer identification number:	*7706074960*
	Account type:	*Deposit account*
	Account number:	*42105810600120000005*
	BIC:	*043207791*
	Correspondent account number:	*30101810600000000791*

61.	Full business name of the credit institution:	*Branch of JS CB Moscow Business World (OAO) in the city of Kemerovo*
	Short business name of the credit institution:	*Branch of OAO MDM - Bank in the city of Kemerovo*
	Place of business:	*650003, Kemerovo, Lenin avenue, 137/3*
	Taxpayer identification number:	*7706074960*
	Account type:	*Deposit account*
	Account number:	*42106810700120000001*
	BIC:	*043207791*
	Correspondent account number:	*30101810600000000791*

62.	Full business name of the credit institution:	***Branch of JS CB Moscow Business World (OAO) in the city of Kemerovo***
	Short business name of the credit institution:	***Branch of OAO MDM - Bank in the city of Kemerovo***
	Place of business:	***650003, Kemerovo, Lenin avenue, 137/3***
	Taxpayer identification number:	***7706074960***
	Account type:	***Deposit account***
	Account number:	***42105810000120000006***
	BIC:	***043207791***
	Correspondent account number:	***30101810600000000791***

63.	Full business name of the credit institution:	***Branch No. 8615 of Joint-Stock Commercial Savings Bank (Sberbank) of the Russian Federation (OAO) – Kemerovo Branch***
	Short business name of the credit institution:	***Branch No. 8615 of JS SB RF (OAO) – Kemerovo Branch***
	Place of business:	***650066, Kemerovo, Oktyabrskiy avenue, 53***
	Taxpayer identification number:	***7707083893***
	Account type:	***Deposit account***
	Account number:	***42106810826000000036***
	BIC:	***043207612***
	Correspondent account number:	***30101810200000000612***

1.3. Details of the auditor (auditors) of the Issuer

1) Full business name: ***Closed Joint-Stock Company PricewaterhouseCoopers Audit.***

Short business name:***ZAO PwC Audit.***

Place of business of the auditor: ***115054, Moscow, Kosmodamianskaya emb., 52,blg. 5.***

Ph.: + ***7(495) 967-60-00***

Fax: ***+7(495) 967-60-01.***

E-mail: ***hrdgph@pwcinfo.com***

Number of the licence authorizing carrying out auditor activity: ***E 000376***

Date of issue of the licence: ***20.05.2002***

Period of validity of the licence authorizing carrying out auditor activity: ***till 20.05.2012.***

Authority which issued the above licence: ***Central Certification and Licensing Auditor Commission at the Ministry of Finance of the Russian Federation.***

Financial year (years), for which the auditor conducted independent audit of financial statements (bookkeeping) of the Issuer: ***Joint-Stock Company PwC Audit carried out independent audit of financial statements (bookkeeping) of the Issuer for 2005 and 2006.***

Factors which can affect independence of the auditor from the Issuer, including information on availability of material interests relating the auditor (auditor's officers) with the Issuer (Issuer's officers):

- availability of equity interest of the auditor (auditor's officers) in the authorised (share) capital (unit fund) of the Issuer: ***There is no equity interest of PwC Audit (PwC Audit officers) in the authorised capital of the Issuer.***
- extension of loans to the auditor (auditor's officers) by the Issuer: ***The Issuer did not extend loans to PwC Audit (PwC Audit officers).***
- availability of close business relations (participation in promotion of Issuer's products (services), participation in joint business, etc.), as well as kinship: ***There are neither close business relations (participation in promotion of Issuer's products (services), participation in joint business, etc.), nor any kinship.***
- details of the Issuer's officers who are simultaneously auditor's officers (the auditor): ***There are no Issuer's officers who are simultaneously PwC Audit officers.***

Details of measures taken by the Issuer and the auditor to alleviate the influence of the above factors:

The main measure taken by the Issuer and the auditor to alleviate the influence of the above factors, is the process of thorough examination of an auditor candidate in terms of its independence of the Issuer.

2) Full business name: ***Closed Joint-Stock Company KPMG.***

Short business name: ***ZAO KPMG***

Place of business: ***129110, Moscow, Olimpiysky avenue, 18/1, office 3035.***

Telephone: ***+7(495) 937-44-77.***

Fax: ***+7(495) 937-44-99.***

E-mail: ***moscow@kpmg.ru***

Auditor's licence number: ***E 003330***

Date of issue: ***17.01.2003***

Period of validity: ***till 17.01.2013***

Authority which issued the licence: ***the Ministry of Finance of the Russian Federation.***

Details of the auditor's membership in boards, associations or other professional unions (organisations): ***KPMG International Association registered under the law of Switzerland; American Chamber of Commerce in Russia; Association of European Businesses; Audit Chamber of Russia; US-Russia Business Council; Russian-British chamber of commerce; Russian Union of Industrialists and Enterpreneurs; German Business Association in the Russian Federation, Institute of Professional Accountants and Auditors of Russia.***

Financial year (years), for which the auditor conducted independent audit of financial statements (bookkeep-

ing) of the Issuer: ***ZAO KPMG carried out independent audit of financial statements (bookkeeping) of the Issuer for 2007.***

Factors which can affect independence of the auditor from the Issuer, including information on availability of material interests relating the auditor (auditor's officers) with the Issuer (Issuer's officers):

- availability of equity interest of the auditor (auditor's officers) in the authorised (share) capital (unit fund) of the Issuer: ***There is no equity interest of ZAO KPMG (ZAO KPMG officers) in the authorised capital of the Issuer.***
- extension of loans to the auditor (auditor's officers) by the Issuer: ***The Issuer did not extend any loans to ZAO KPMG (ZAO KPMG officers).***
- availability of close business relations (participation in promotion of Issuer's products (services), participation in joint business, etc.), as well as kinship: ***There are neither close business relations (participation in promotion of Issuer's products (services), participation in joint business, etc.), nor any kinship.***
- details of the Issuer's officers who are simultaneously auditor's officers (the auditor): ***There are no Issuer's officers who are simultaneously ZAO KPMG officers.***

Details of measures taken by the Issuer and the auditor to alleviate the influence of the above factors:

The main measure taken by the Issuer and the auditor to alleviate the influence of the above factors, is the process of thorough examination of an auditor candidate in terms of its independence of the Issuer.

Issuer's auditor selection procedure:

Procedure of the tender for selecting an auditor, and its main terms and conditions:

There is no tender procedure for selecting an auditor

2005-2006.

According to the corporate standard of RAO UES of Russia being the majority shareholder of the Issuer a tender was held with the purpose of selection of the Issuer's auditor. The Tender Commission of RAO UES of Russia determined the winning bidder for 2005-2006: ZAO PricewaterhouseCoopers Audit.

2007.

The Board of Directors of the Issuer by its resolution (Minutes No. 21/12 of 23 April, 2007) recommended to the General Meeting of shareholders of the Issuer to approve ZAO KPMG as the Company auditor for 2007.

According to the resolution of the annual General Meeting of shareholders of the Issuer of 06 June, 2007, ZAO KPMG was approved as the Company auditor for 2007 (Minutes of the General Meeting of shareholders No. 17 of 06 June, 2007).

The Board of Directors of the Issuer by its resolution (minutes No.02/13 of 04.07.2007) established an Audit Committee of the Board of Directors of OAO Kuzbassenergo and approved the Regulations on the Audit Committee of the Board of Directors of OAO Kuzbassenergo. The resolution of the Board of Directors of the Issuer (minutes No. 03/14 of 01.04.2008) approved the Regulations on the Audit Committee of the Board of Directors of the Issuer in a new wording. The Audit Committee of the Board of Directors of the Issuer is a permanent advisory body providing for an efficient fulfilment by the Board of Directors of the Issuer of its functions on general management of the Issuer's activity. The resolutions of the Committee have a recommendational character for the Board of Directors of the Issuer. The Committee's tasks include, among other things, development and submission to the Board of Directors and the executive body of the Issuer of recommendations (conclusions) in the field of the Issuer audit and reporting. The terms of reference of the Committee includes the following matters of organisation of interacting between the auditors and the Issuer:

1. Preliminary consideration, analysis and development of recommendations (conclusions), in particular, those within the terms of reference of the Board of Directors of the Issuer:

- consideration of a candidate to the position of the Issuer's auditor;

- determination of the amount of the Issuer's auditor fee.

2. Working out recommendations for the Board of Directors of the Issuer on organisation of an independent annual audit of the Issuer financial statements;

3. Estimation of candidates to the position of the Issuer's auditor and working out recommendations for the Board of Directors of the Issuer regarding selection of candidates to the position of external auditors of the

Issuer according to the requirements of the effective legislation of the Russian Federation, qualification of external auditors, quality of their work and their compliance with the independence requirements;

4. Discussion with the internal and independent auditors of the total scope and schedule of auditor checks, including sufficiency of human resources and financing.

Procedure for putting forward a nominee auditor for approval by a meeting of shareholders (members), including the management body which should take the respective decision:

According to paragraph 12 of clause 10.2 of the Issuer's Charter the approval of the Company Auditor refers to the competence of the General Meeting of shareholders of the Issuer.

Part 2 of Clause 11.1. of the Issuer's Charter reads as follows:

"The annual General Meeting of shareholders shall obligatorily handle issues of election of the Board of Directors and the Internal Audit Commission, approval of the Auditor of the Company, approval of the Annual Report of the Company presented by the Board of Directors of the Company, annual accounts, including the Profit and Loss Statement (profit and loss accounts) of the Company, as well as distribution of the Company profit (including payment (declaration) of dividend, except for the profit distributed as dividend based on results of the first quarter, six months, nine months of the financial year) and loss based on results of the financial year.

Part 2 of Clause 11.2. of the Issuer's Charter reads as follows:

"The General Meeting of shareholders, the agenda of which includes the issues of election of the Board of Directors of the Company, the Internal Audit Commission of the Company, approval of the Company's auditor, as well as matters provided for by paragraph 14 of clause 10.2 of article 10 of this Charter, may be held only in the form of a meeting (compresence of shareholders)".

Clause 12.2. of the Issuer's Charter reads as follows:

"The General Meeting of shareholders, the agenda of which includes the issues of election of the Board of Directors of the Company, the Internal Audit Commission of the Company, approval of the Company's auditor, as well as matters provided for by paragraph 14 of clause 10.2 of article 10 of this Charter may not be held in the form of an absentee ballot.

A new General Meeting of shareholders convened instead of an aborted General Meeting of shareholders which had to be held in the form of compresence of shareholders may not be held in the form of an absentee ballot.

According to paragraph 14 of clause 15.1. of the Issuer's Charter the following matter refers to the competence of the Board of Directors of the Issuer:

"Recommendations to the General Meeting of the Company shareholders regarding the amount of remunerations and compensations to be paid to the members of the Internal Audit Commission of the Company and determination of the amount of the Auditor's fee".

Information on activity performed by the auditor within the framework of special auditor tasks: ***No special auditor assignments were completed by PwC Audit in 2005-2006 and by KPMG in 2007.***

Procedure for determining the amount of the auditor's remuneration:

According to clause 23.9 of the Issuer Charter the amount of the auditor's remuneration shall be determined by the Board of Directors of the Issuer.

Actual amount of remuneration paid by the Issuer to the auditor for each financial year or other accounting period for which the auditor conducted independent audit of accounts and financial statements (bookkeeping) of the Issuer:

PwC Audit fee for the audit of financial statements (accounting) for the financial year ended 31 December, 2005 prepared according to the Russian Accounting Standards amounted to 3,280,000 (three million two hundred eighty thousand) roubles including VAT, and those prepared according to IFRS amounted to 6,780,000 (six million seven hundred eighty thousand) roubles including VAT.

PwC Audit fee for the audit of financial statements (accounting) for the financial year ended 31 December, 2006 prepared according to the Russian Accounting Standards amounted to 4,484,000 (four million four hundred eighty four thousand) roubles including VAT, and those prepared according to IFRS amounted to 6,844,000 (six million eight hundred forty four thousand) roubles including VAT

KPMG fee for the audit of financial statements (accounting) for the financial year ended 31 December, 2007 prepared according to the Russian Accounting Standards amounted to 5,241,560 (five million two hundred forty one thousand five hundred sixty) roubles including VAT, and those prepared according to

IFRS amounted to 6,844,000 (six million eight hundred forty four thousand) roubles including VAT

Information on availability of delayed and overdue payments for the auditor services:
The Company has no delayed or overdue payments for the auditor services rendered by PwC Audit.
The Company has no delayed or overdue payments for the auditor services rendered by KPMG.

1.4. Details of the Issuer's appraiser

The Issuer has not engaged any appraiser for the purposes of:
- Determination of the market value of securities being offered and outstanding securities;
- Determinations of the market value of property used as a security under offered lien bonds or outstanding lien bonds.

To determine the market value of the Issuer's fixed assets or real estate with respect to which the Issuer calculated an accumulated depreciation reflected in other sections of the quarterly report, the Issuer engaged the following appraiser:

1) Full and short business name: ***Closed Joint-Stock Company NP Consult, ZAO NP Consult.***

Place of business of the appraiser: ***115191, Moscow, Duhovskiy lane, 14.***

Telephone: ***(495) 952-1041.***

Fax: ***(495) 954-4408.***

E-mail: ***npg@npg.ru***

Number, date of issue and term of validity of the licence for carrying out appraisal activity, the authority which issued the licence: ***Licence No. 000031 of 06.08.2001, issued by the Ministry of Property Relations of the Russian Federation, valid till 06.08.2007. In compliance with Federal Act No.129-FZ of 13.07.2007 period of validity of licences for appraising activity was extended till 1 January, 2008. Thus, the period of validity of the licence expired on 1 January, 2008. The licence for carrying out appraisal activity was withdrawn.***

Information on appraisal services rendered by the appraiser:

Evaluation of total reproduction cost of a part of fixed production assets being on the balance of OAO Kuzbassenergo as of 01.01.2004, rendering consultation services regarding revaluation of fixed assets of the Company according to the Accounting Regulations "Accounting of Fixed assets" PBU 6/01.

Evaluation of total reproduction cost of a part of fixed production assets being on the balance of OAO Kuzbassenergo as of 01.01.2005, rendering consultation services regarding revaluation of fixed assets of the Company according to the Accounting Regulations "Accounting of Fixed assets" PBU 6/01.

Evaluation of total reproduction cost of a part of fixed production assets being on the balance of OAO Kuzbassenergo as of 01.01.2006, rendering consultation services regarding revaluation of fixed assets of the Company according to the Accounting Regulations "Accounting of Fixed assets" PBU 6/01.

Evaluation of total reproduction cost of a part of fixed production assets as of 01.01.2008, rendering consultation services regarding revaluation of fixed assets of the Company according to the Accounting Regulations "Accounting of Fixed assets" PBU 6/01.

2) Full and short business names: ***Consortium of appraisers including: ZAO Deloitte & Touche CIS, Institute of Entrepreneurship Problems LLC, Top Audit Auditing and Consulting Firm LLC. Chief executive officer of the Consortium: Institute of Entrepreneurship Problems LLC.***

Place of business of the appraiser: ***199178, Russia, Saint-Petersburg, Vassilievskiy Ostrov, 12th line, 11, office 3-H.***

Telephone: ***(812) 703-40-9; 703-40-90.***

Fax: ***(812) 703-30-08.***

E-mail: ***mail@ipp.spb.ru***

Number, date of issue and term of validity of the licence for carrying out appraisal activity, the authority which issued the licence: ***Licence No. 000154 of 20.08.2001 with a period of validity from 20.08.2001 till***

20.08.2007 issued by the Ministry of Property Relations of the Russian Federation. In compliance with Federal Act No.129-FZ of 13.07.2007 period of validity of licences for appraising activity was extended till 1 January, 2008. Thus, the period of validity of the licence expired on 1 January, 2008. The licence for carrying out appraisal activity was withdrawn.

Information on appraisal services rendered by the appraiser:
Evaluation of total reproduction cost of a part of fixed assets as of 01.01.2007, rendering consultation services regarding revaluation of fixed assets of the Company according to the Accounting Regulations "Accounting of Fixed assets" PBU 6/01.

3) Full and short business name: Institute of Appraisal of Property and Financial Activity, Limited Liability Company (Institute of Appraisal of Property and Financial Activity LLC).

Place of business of the appraiser: 634041, Russia, Tomsk region, city of Tomsk, Frunze avenue, 96.

Telephone: (382-2) 52-11-49.

Fax: (382-2) 52-25-61

E-mail: instoc@mail.tomsknet.ru

Number, date of issue and term of validity of the licence for carrying out appraisal activity, the authority which issued the licence: ***Licence No. 000857 of 10.09.2001, issued by the Department of Economy and Regulation of Appraisal Activity of the Ministry of Property Relations of the Russian Federation, valid from 10.09.2001 till 10.09.2007. In compliance with Federal Act No.129-FZ of 13.07.2007 period of validity of licences for appraising activity was extended till 1 January, 2008. Thus, the period of validity of the licence expired on 1 January, 2008. The licence for carrying out appraisal activity was withdrawn.***

Information on appraisal services rendered by the appraiser:

Determination of the market value of assets of OAO Altaienergo as of 01.01.2006 and as of 01.01.2007 for redemption purposes. The cost of appraisal services amounted to 3,000 thousand RUB.

4) Full and short business names: ***Institute of Entrepreneurship Problems, Limited Liability Company (LLC.***

Place of business of the appraiser: ***199178, Russia, Saint-Petersburg, Vassilievskiy Ostrov, 12th line, 11A, office 3-Н.***

Telephone: ***(812) 703-40-90; 703-40-90.***

Fax: ***(812) 703-30-08.***

E-mail: ***mail@ipp.spb.ru***

Number, date of issue and term of validity of the licence for carrying out appraisal activity, the authority which issued the licence: ***Licence No. 000154 of 20.08.2001; period of validity from 20.08.2001 till 20.08.2007; issued by the Ministry of Property Relations of the Russian Federation. In compliance with Federal Act No.129-FZ of 13.07.2007 period of validity of licences for appraising activity was extended till 1 January, 2008. Thus, the period of validity of the licence expired on 1 January, 2008. The licence for carrying out appraisal activity was withdrawn.***

Information on appraisal services rendered by the appraiser:

Determination of the market value of one ordinary share in OAO Kuzbassenergo held by minority shareholders as of 01.07.2007 for redemption purposes. The cost of appraisal services amounted to 1,700 thousand RUB.

Rendering of appraising services related to the issue of securities information on which is presented in the securities prospect: ***no appraiser was engaged.***

1.5. Data on Issuer's advisers

Information on the Issuer's financial adviser on the stock market, as well as other persons rendering to the Issuer consultation services related to the issue of securities who signed the quarterly report and/or the registered issue prospectus of the Issuer: ***no adviser was engaged.***

Data on other Issuer's advisors shall be specified in this item if, according to the Issuer, disclosing of such data is critical to the decision making about acquisition of the Issuer's securities: ***none.***

1.6. Data on other persons who signed the quarterly report

Chief Accountant of OAO Kuzbassenergo - PRIKHODCHENKO Svetlana Stanislavovna.

Born on: ***1972.***

Details of the main place of employment: ***Bookkeeping and Tax Accounting Department of OAO Kuzbassenergo.***

II. Basic information on financial and economic standing of the Issuer

2.1. Financial and economic performance of the Issuer

Indicators dynamics characterizing the financial state of the Issuer for the last 5 completed financial years, as well as for the first quarter of the current financial year (the information is provided in the form of a table, indicators are provided for the completion date of every completed financial year and for the completion date of the last completed accounting period).

Parameter	Accounting period				
	31.12.2003	*31.12.2004*	*31.12.2005*	*31.12.2006*	*31.12.2007*
Issuer's net assets value, RUB. *According to the procedure established by the Ministry of Finance of the Russian Federation*	*24,851,878,000*	*24,389,890,000*	*27,343,343,000*	*17,594,527,000*	*28,030,941,000*
Debt-to-equity and reserves ratio, %. *(Long-term liabilities as of the end of the accounting period + current liabilities as of the end of the accounting period) / (Equity and reserves as of the end of the accounting period) × 100*	*32,74*	*35,60*	*25,94*	*22,38*	*8,72*
Current liabilities-to-equity and reserves ratio, % *(Current liabilities as of the end of the accounting period) / (Equity and reserves as of the end of the accounting period) × 100*	*23,59*	*20,60*	*19,20*	*12,48*	*6,63*
Cover of debt service payments, % *(Net profit for the accounting period + depreciation expenses for the accounting period) / (Debts payable within the accounting period + interest payable within the accounting period) × 100*	*26,89*	*23,89*	*48,93*	*40,17*	*51,84*
Level of overdue accounts payable, % *(Debt overdue as of the end of the accounting period) / (Long-term liabilities as of the end of the accounting period + current liabilities as of the end of the accounting period) × 100*	*1,88*	*0,20*	*0,16*	*0,41*	*0,32*
Turnover of accounts receivable, times *(Proceeds) / (Debt receivable as of the end of the accounting period - arrears of members (founders) with respect to contributions to the authorized capital as of the end of the accounting period)*	*3,58*	*4,48*	*9,07*	*14,70*	*6,29*
Dividends payout ratio, % *(Dividend on ordinary shares based on results of the financial year) / (Net profit for the financial year - dividend on preference shares based on results of the financial year) × 100*	*0,0*	*0,0*	*36,71*	*58,78*	*0,39*
Labour efficiency, RUB/employee *(Proceeds) / (Average number of employees (workers)*	*1,228,538*	*1,544,152*	*2,082,453*	*2,452,592*	*2,573,846*
Depreciation-to-income ratio, % *(Depreciation expenses) / (Proceeds) × 100*	*9,79*	*10,60*	*9,94*	*9,20*	*7,22*

Note. Indicators calculation:

-"***Issuer's net assets value***": According to the procedure established by the Ministry of Finance of the Russian Federation (Form No.1 as of the end of the accounting period without subsidiaries line 190 + line 290 – line 244 – line 590 – line 690 + line 640);

-"***Debt-to-equity and reserves ratio,%***": (line 590 of Form No.1 + line 690 of Form No.1 as of the end of the accounting period without subsidiaries) : (line 490 of Form No.1 as of the end of the accounting period without subsidiaries) × 100;

-"***Current liabilities-to-equity and reserves ratio, %***": (Form No.1 as of the end of the accounting period without subsidiaries line 690 : line 490);

-"***Cover of debt service payments, %***": (line 190 of Form No.2 as of the end of the accounting period without subsidiaries + Form No.5-3 as of the end of the accounting period without subsidiaries) : (line 390 F. No.4 as of the end of the accounting period without subsidiaries + line 070 of Form No.2 as of the end of the accounting period without subsidiaries) × 100;

-"***Level of overdue accounts payable, %***" (overdue accounts payable according to accounting explanatory note as of the end of the accounting period without subsidiaries): (line 590 of Form No.1 as of the end of the accounting period without subsidiaries + line 690 of Form No.1 as of the end of the accounting period without subsidiaries) × 100;

-"***Turnover of accounts receivable, times***": (line 010 of Form No.2 as of the end of the accounting period without subsidiaries): (line 230 + line 240 – line 244 (arrears of members (founders) with respect to contributions to the authorized capital) Form No.1 as of the end of the accounting period without subsidiaries);

-"***Dividends payout ratio,%***": (dividends on ordinary shares on the basis of completed financial year) / (net profit according to line 190 of Form No2 on the basis of completed financial year – dividends on preference shares on the basis of completed financial year) × 100;

-"***Labour efficiency***": (line 010 of Form No.2 as of the end of the accounting period without subsidiaries): (average list number of employees from P-4 form as of the end of the accounting period without subsidiaries);

-"***Depreciation-to-income ratio***": (depreciation deductions from Form No.5-3 as of the end of the accounting period without subsidiaries): (line 010 of Form No.2 as of the end of the accounting period without subsidiaries) × 100.

The Issuer is not a credit institution.

The Issuer financial solvency analysis on the basis of economic analysis of the above indicators:

The amount of net assets is the basic indicator of an enterprise financial state stability. In the result of financial and economic activity of OAO Kuzbassenergo in 2007 the net assets increased as compared to the previous 5 years, which is explained by a significant change of the Company activity conditions (reorganization in the form of spin-off as off July 1, 2006) and in the Company ownership capital (placement of shares of additional issue of OAO Kuzbassenergo). Net assets data analysis as of December 31, 2007 and December 31, 2006 demonstrates an increase by 10,436,414 thousand RUB (59.3 %) which is connected with the results of operation of the Company in 2007: the Company received proceeds from placement of the additional issue of shares in the Company amounting to 7,500 thousand RUB and net profit of 2,924,233 thousand RUB.

The decrease of the debt-to-equity ratio from 32.74 % (data for 2003) to the level of 8.72 % as of 31.12.2007 is explained by reduction of the Company dependence from borrowed funds – the Company repaid long-term and short-term credits, and its capital increased.

For the same reasons current liabilities-to-equity ratio decreased from 23.59 % (as of 31.12.2003) to the level of 6.63 % as of 31.12.2007.

The debt servicing** payments cover ratio as of 31.12.2007 amounted to 51.84 %, **which is the highest level for the reviewed periods.** It is connected with reception of a net profit in 2007 in the **amount of 2,924,233 thousand RUB,

Overdue accounts** payable level is 0.32 % of all liabilities. This is an evidence of the Company **ability to clear its liabilities in due time.

The decrease of the** turnover of accounts receivable as of the end of 2007 down to **6.29 times as compared to 2006 (maximum level** – 14.7 times) is explained by the 2.5-times growth of the **debt receivable.

Labour efficiency as of 31.12.2007 amounted to 2,574 thousand RUB/employee (maximum for the periods under consideration). This was due to reduction of the average number of employees.

The decrease of the depreciation-to-income ratio as of 31.12.2007 down to 7.22 % as compared to the peak figure of 2004 (10.6 %) was conditioned by the decrease of depreciation expenses by 30 % and growth of sales profit.

Financial and economic performance of the Issuer for the 1st quarter of 2007 and the 1st quarter of 2008

Parameter	Accounting period	
	31.03.2007	*31.03.2008*
Issuer's net assets value, RUB. *According to the procedure established by the Ministry of Finance of the Russian Federation*	*19,334,494,000*	*28,037,715,000*
Debt-to-equity and reserves ratio, %. *(Long-term liabilities as of the end of the accounting period + current liabilities as of the end of the accounting period) / (Equity and reserves as of the end of the accounting period) × 100*	*29,03*	*12,74*
Current liabilities-to-equity and reserves ratio, % *(Current liabilities as of the end of the accounting period) / (Equity and reserves as of the end of the accounting period) × 100*	*19,38*	*10,46*
Cover of debt service payments, % *(Net profit for the accounting period + depreciation expenses for the accounting period) / (Debts payable within the accounting period + interest payable within the accounting period) × 100*	*0,52*	*30,393,91*
Level of overdue accounts payable, % *(Debt overdue as of the end of the accounting period) / (Long-term liabilities as of the end of the accounting period + current liabilities as of the end of the accounting period) × 100*	*0,22*	*0,70*
Turnover of accounts receivable, times *(Proceeds) / (Debt receivable as of the end of the accounting period - arrears of members (founders) with respect to contributions to the authorized capital as of the end of the accounting period)*	*2,24*	*1,72**
Dividends payout ratio, % *(Dividend on ordinary shares based on results of the financial year) / (Net profit for the financial year - dividend on preference shares based on results of the financial year) × 100*	-	-
Labour efficiency, RUB/employee *(Proceeds) / (Average number of employees (workers)*	*796,329*	*976,662***
Depreciation-to-income ratio, % *(Depreciation expenses) / (Proceeds) × 100*	*4,92*	*5,35*

The financial standing of the Issuer is stable. The analysis of net assets as of 31.03.2008 and as of 31.03.2008 shows a growth by 8,703,221,000 roubles (1.5 times). In the 1st quarter of 2008 the Company received 400,017 thousand RUB of net profit. For the period under consideration Company dependence from borrowed funds (debt-to-equity and reserves ratio) decreased, which is testified by the financial dependence factor dynamics from *29.03 % (data as of 31.03.2007) to the level of* ***12.74 % as of 31.03.2008.***

In comparison with 31.03.2007 *the debt servicing payments cover ratio* ***considerably increased, reaching 30,393.91 % as of 31.03.2008****, which is the maximum value for the periods under* ***consideration because of the absence of liabilities*** *due and payable in the current period.*

Overdue accounts payable *level increased from 0.22 % of all liabilities as of 31.03.2007* ***to 0.7 % as of 31.03.2008, but still remains*** *insignificant, which is the evidence of the Company's* ***ability to meet its liabilities in due time.***

** Turnover of accounts receivable was calculated for a quarter, it somewhat slowed down as compared to the 1st quarter of 2007 from 2.24 to 1.72 times mainly due to the growth of indebtedness of consumers of heat.*

*** Labour efficiency was calculated for a quarter, it increased as compared to the 1st quarter of 2007 from 796,329 RUB/employee to 976,662 RUB/employee due to reduction of personnel strength by 93 persons from 7,246 to 7,153.*

2.2. Market capitalisation of the Issuer

Information on the market capitalization of the Issuer, being an open joint-stock company, ordinary registered shares of which are admitted by the trade institutor to trading at the securities market, for the last 5 completed financial years, or for every completed financial year in case the Issuer carries out its activity for less than 5 years, including data on market capitalization as of the completion date of every completed financial year and as of the completion date of the last completed accounting period:

Market capitalisation is calculated as a product of the number of shares of the respective class (type) by the market price of one share disclosed by the stock market trade institutor and determined according to the Procedure of calculation of the market price of equity securities and investment units of share investment funds, admitted to trading through the trade institutor, approved by the decree of the Federal Commission on Securities of Russia No. 03-52/nc dated 24.12.2003 (registered with the Ministry of Justice of the Russian Federation on 23.01.2004, registration No. 5480).

Market capitalisation of OAO Kuzbassenergo in 2003 – 2007 and the 1st quarter of 2007 (RUB).

31.12.2003 г.	31.12.2004 г.	31.12.2005 г.	31.12.2006 г.	31.12.2007 г.	31.03.2008
24,851,878,000*	24,389,890,000*	15,145,699,631	44,359,066,884	42,938,049,211	48,943,732,787

**** Market capitalization as of December 31, 2003, December 31, 2004 was determined on the basis of net assets value of the Issuer since within the last 90 trade days less than ten transactions were made via trade institutors (OAO RTS Stock Exchange, MICEX). OAO Kuzbassenergo net assets value was calculated on the basis of the method provided in the "Procedure for Evaluation of Joint-Stock Companies Net Assets Value", approved by Order No.10n/03-6/pz of the Ministry of Finance of the Russian Federation dated January 29, 2003.***

Market capitalization as of December 31, 2005 was determined on the basis of price of 10 major transactions for 3 months, which equals to 24.98615 RUB according OAO RTS Stock Exchange, and amounted to 15,145,699,631 roubles (24.98615 x 606,163,800).

Market capitalization as of December 31, 2006 was calculated as the product of the number of shares by the market price of one share disclosed by MICEX, since during the last trade day there were 10 and more securities transactions.

Market capitalisation as of 31.12.2007 was calculated proceeding from the market price (the last one for 90 business days), according to OAO RTS Stock Exchange (http://www.rts.ru/? id=15813).

Market capitalisation as of 31.03.2008 was calculated proceeding from the market price (the last one for 90 business days), according to OAO RTS Stock Exchange (http://www.rts.ru/? id=16359).

2.3. Issuer's liabilities

Breakdown of accounts payable in 2007 and the 1st quarter of 2008

Accounts payable	31.12.2007		31.03.2008	
	Maturity term		Maturity term	
	less than 1	over 1 year	less than 1 year	over 1 year

	year			
Accounts payable to suppliers and contractors, RUB	*926,134,000*	*0*	*1,035,077,000*	*0*
- including those overdue, RUB	*7,242,000*	*X*	*7,242,000*	*0*
Accounts payable to the Company employees, RUB	*93,243,000*	*0*	*63,077,000*	*0*
- including those overdue, RUB	*0*	*X*	*0*	*0*
Tax due and liabilities to off-budget funds, RUB	*373,136,000*	*0*	*603,490,000*	*0*
- including those overdue, RUB	*0*	*X*	*0*	*0*
Credits, RUB	*0*	*0*	*350,348,000*	*0*
- including those overdue	*0*	*X*	*0*	*0*
Loans, total, RUB	*0*	*0*	*0*	*0*
- including those overdue, RUB	*0*	*X*	*0*	*0*
- including bonded loans, RUB	*0*	*0*	*0*	*0*
- including overdue bonded loans, RUB	*0*	*X*	*0*	*0*
Other accounts payable, RUB	*300,072,000*	*0*	*358,616,000*	*0*
- including those overdue, RUB	*608,000*	*X*	*485,000*	
TOTAL, RUB	*1,692,585,000*	*0*	*2,060,260,000*	*0*
- including those overdue, RUB	*7,850,000*	*X*	*7,727,000*	*0*

Issuer's accounts payable disregarding credits and loans in the 1st quarter of 2008 increased as compared to the beginning of the year by 367,675 thousand roubles due to:

- growth of accounts payable to suppliers and contractors by 108,943 thousand roubles, including 106,000 thousand roubles payable to fuel suppliers;

- increase of tax due and liabilities to off-budget funds by 230,354 thousand roubles because of the legislative change of periodicity of payment of VAT with effect from 01.01.2008 (quarterly instead of monthly payment).

The overdue accounts payable occurred due to creditors' failure to claim the debt and amount to 7,727 thousand roubles (0.22 % of total amount of liabilities). The insignificant share of overdue accounts payable testifies to a high level of solvency of the Issuer. The Issuer has overdue debt neither under credit and loan agreements, nor with respect to securities (bills).

Information on creditors accounting for more than 10 per cent of total accounts payable:

31.12.2007	
Full business name	***Open Joint-Stock Company Siberian Coal Energy Company***
Short business name	***OAO SUEK***
Place of business	*109028, Moscow, Serebryanicheskaya emb., 29*
Amount of accounts payable, RUB	*308,605,000*
Amount and conditions (interest rate, penal sanctions, default interest) of overdue accounts payable, RUB.	*There are no overdue accounts payable*
Details of affiliation	*Is an affiliated person*

31.03.2008

Full business name	***Open Joint-Stock Company Siberian Coal Energy Company***
Short business name	***OAO SUEK***
Place of business	***109028, Moscow, Serebryanicheskaya emb., 29***
Amount of accounts payable, RUB	***396,958,000***
Amount and conditions (interest rate, penal sanctions, default interest) of overdue accounts payable, RUB.	***There are no overdue accounts payable***
Details of affiliation	***Is an affiliated person***

The share of the Issuer's participation in the authorised (share) capital (unit fund) of the affiliated person which is a business entity, and in case when the affiliated person is a joint-stock company, also a share of common stock of the affiliated person held by the Issuer – ***none;***

The share of the affiliated person participation in the authorised (share) capital (unit fund) of the Issuer, and in case when the Issuer is a joint-stock company, also a share of common stock of the Issuer held by the affiliated person - ***OAO SUEK holds 44.02 % of the authorised capital of the Issuer, and of the number of outstanding ordinary registered shares of the Issuer.***

The Issuer is not a credit institution.

2.3.2. Credit history of the Issuer

Performance by the Issuer of its obligations under credit and/or loan agreements effective during 5 last complete financial years and on the end date of the accounting quarter, principal debt under which amounts to 5 and more percent of the book value of the Issuer's assets as of the closing date of the last complete accounting quarter prior to the conclusion of the respective agreement, as well as under other credit and/or loans agreements which the Issuer considers to be material.

As of the closing date of the last complete accounting period Issuer's debt under credits and loans was 350,000,000 roubles.

The Issuer has no liabilities under credit and/or loan agreements effective earlier and on 31.03.2008, principal debt under which amounts to 5 and more percent of the book value of the Issuer's assets as of the closing date of the last complete accounting quarter prior to the conclusion of the respective agreement, as well as under other credit and/or loans agreements which the Issuer considers to be material

For 5 last complete financial years the Issuer has not entered into any credit and/or loan agreements, principal debt under which amounts to 5 and more percent of the book value of the Issuer's assets.

If the Issuer issued bonds, the Issuer shall give details of performance of its obligations on each issue of bonds aggregate par value of which amounts to 5 and more percent of the book value of the Issuer's assets as of the closing date of the last complete accounting quarter prior to the state registration of the bond issue results report.

As of the end of the accounting quarter, the Issuer has no outstanding bonds.

2.3.3. Issuer's liabilities relating to security provided to third persons

Details of the total amount of the Issuer's liabilities under security provided by the Issuer and total amount of liabilities of third persons under which the Issuer provided security to third persons, in particular in the form of a lien or a guarantee, as of the closing data of the respective accounting period:

Наименование показателя	*31.12. 2007 г.*	***31.03.2008 г.***
Total amount of the Issuer's liabilities under security provided by the Issuer, thou RUB.	-	-
Total amount of third party's liabilities under which the Issuer provided security to third parties, thou RUB	-	-

There have been no facts of nonfulfillment or improper fulfillment of liabilities towards third parties.

Details of each of the Issuer's liabilities under security provided to third persons, in particular in the form of a lien or a guarantee during the last complete financial year and the last complete accounting period prior to the date of approval of the issue prospectus, amounting to at least 5 percent of the book value of the Issuer's assets as of the closing data of the last complete quarter prior to the provision of such security:

As of 31.03.2008 the Issuer had no liabilities relating to security provided to third persons, in particular in the form of a lien or a guarantee, amounting to at least 5 percent of the book value of the Issuer's assets as of the closing data of the last complete quarter prior to the provision of such security.

2.3.4. Other Issuer's liabilities

Issuer's agreements, including forward contracts which are not reflected in its balance sheet and may materially affect financial standing of the Issuer, its liquidity, financing sources and terms and conditions of their use, as well as the Issuer's performance and expenses.

There are no agreements, including forward contracts which are not reflected in the balance sheet and may materially affect financial standing of the Issuer, its liquidity, financing sources and terms and conditions of their use, as well as the Issuer's performance and expenses.

Factors at which abovementioned liabilities may entail the specified changes and probability of their occurrence: ***none.***

Reasons why the Issuer entered these agreements, expected Issuer's benefit from these agreements and reason wherefore such agreements are not reflected the Issuer's balance sheet: ***Are not specified since there are no such agreements.***

Cases when the Issuer may suffer losses as a result of the specified agreements, probability of occurrence of the specified cases and maximum extent of damages which the Issuer may suffer: ***Are not specified since there are no such agreements.***

2.4. Purposes of the issue and allocation of funds raised as a result of placement of equity securities

In the accounting quarter the Issuer did not placed any securities through subscription.

In the accounting quarter the Issuer did not placed any securities to provide financing of a certain transaction (interconnected transactions) or any other operation (acquisition of assets necessary for production of certain products (goods, works, services); acquisition of shares of participation in the authorised (share) capital (equity stock) of any other entity; to reduce or settle accounts payable or other Issuer's commitments).

2.5. Risks related to acquisition of equity securities being offered (outstanding equity securities)

Emerging markets, in particular markets of the Russian Federation, are characterised by higher level of risks than developed markets, including significant legal, economic and political risks. It should be taken into account that developing economies, such as the economy of Russia, are subject to fast changes. Accordingly, the investors shall carefully evaluate their risks and take the decision as to the expediency of investments with allowance for the existing risks. In practice, investments on emerging markets are more suitable for competent investors completely realising the level of current risks, and before investing into Russian securities investors are recommended to consult their legal counsels and financial advisers.

Market price of shares may fluctuate considerably under the influence of various factors. Market price of shares may not reflect actual cost of respective investments into the Issuer shares. Besides, it may largely fluctuate depending on many factors (many of which are beyond the Issuer's control), including changes resulting from the Issuer's activity, deviations of financial performance from the stock market expectations, changes in the amount of cash receipts, analyst estimations, apprehension that other market sectors have better growth prospects, general economic conditions, legislation changes affecting the branch in which the Issuer operates, as well as on other events and factors beyond the Issuer's control. Market price of shares

may substantially deviate from the Issuer's net asset value.

Major risks are mentioned in brief hereinafter, however their list is not exhaustive.

2.5.1. Branch risks

The effect of possible backset in the Issuer's branch on its activity and fulfillment of obligations on securities:

Production of electric power by thermal power stations is the core business of the Issuer.

The electric power industry is an infrastructural branch of economy. The predicted development trend of the branch is determined by general dynamics of social and economic development of all branches of economy of the Russian Federation, as well as, to a certain extent, by climatic and weather conditions in Russia.

The most significant events in the electric power industry for the Issuer are:

- ***On-going process of reforming of OAO RAO UES of Russia and the electric power industry as a whole;***
- ***Creation of the competitive electric power market.***

As of today structural transformations in the branch have been almost completed - the companies of the new target structure have been established (Wholesale Generation Companies (WGCs), Territorial Generation Companies (TGCs), Federal Grid Company (FGC), System Operator, etc.), the competitive market of electric power has been launched. At the present, investment, stage of reforming power companies of OAO RAO UES of Russia are implementing a large-scale investment program as a result of which by 2010 about 160 generating units with total capacity of almost 30 thousand megawatt and about 70 thousand km of power transmission lines of different voltage classes will be built in the country. Only during the last year almost 740 billion RUB of direct private investments obtained as a result of placement of additional shares of WGCs and TGCSs, as well as sale of shares of generation companies owned by OAO RAO UES of Russia and held by the government were allocated for implementation of the program.

Structural transformations in the electric power industry will be completed by 1 July, 2008, by reorganisation and winding-up of the head company, OAO RAO UES of Russia.

Branch risks inherent for the Issuer include:

- ***Risks associated with change of market prices on the "day-ahead" market;***
- ***Risks associated with competition on the part of hydraulic generation companies, wholesale generation companies, territorial generation companies and other types of generation companies;***
- ***Risks related to entrance of new companies producing electric energy to the market;***
- ***Risks connected with decrease in consumption expansion;***
- ***Risks associated with leading growth rates of prices for coal, metal products, chemicals relative to tariffs growth rate.***

All the risks mentioned above and the fact, that due to a large share of hydro-electric power stations in generation of electrical energy in high-water years the price may significantly go down, will lead to a situation when a lot of power plants of the Issuer become noncompetitive in this market. Bearing in mind that according to the wholesale market reformation plan, conceived is a decrease of amounts of electrical energy to be bought at regulated prices, every year evaluation of this type of risks will assume a greater importance and will require the following:

- *training of highly qualified personnel capable to properly evaluate risks;*
- *enhancement of operating efficiency of the Issuer in the "day-ahead" market;*
- *use of flexible methods in formation of electrical energy supply price requests taking into account market trends and operating conditions;*
- *attainment of additional profit in the system service market;*
- *increase of level of free long-term contracts with large consumers up to 70 %.*

Risks associated with ageing and gradual retirement of basic power generating assets, change of electrical power output due to thermal load variation or hydroelectric power stations idle discharge hazard.

To reduce the risks related to both gradual physical and moral depreciation of power generating assets, required are significant capital investments, which are feasible only in case of attraction of investors. Therefore the Issuer has developed an investment program, which allows to replace the equipment, whose operating life has been expired, at the expense of depreciation allowance and to attract investments, including those intended to commission new high-performance generating facilities. This will allow to provide the south of Kemerovo region with electrical and thermal power; besides, it will expand the trade area of local coal producers.

Risks related to eventual change of prices for raw material, services used by the Issuer in its activity (separately at the domestic and foreign markets) and their effect on the Issuer's activity and its fulfillment of obligations ensuing from securities.

Among the risks related to eventual change of prices for raw materials used by the Issuer one can single out the risk of change of prices for fuel used by the Issuer. If this risk comes true, it may entail increase of production cost and, as a result, degradation of financial and economic performance of the Issuer.

Issuer measures intended to reduce these risks:

- ***Increasing the Issuer's operating efficiency (including fuel) by decreasing manufacturing costs and saving fuel while carrying out the Issuer's investment program;***
- ***Conclusion of long-term agreements with suppliers at steady foregone prices. According to the terms and conditions of concluded contracts for fuel supply (coal, natural gas) the prices have been agreed for the whole period they will be in force (from 01.01.2008 to 31.12.2008;***
- ***As a consequence -formation of prices in accordance with existing prices for energy carriers.***

There is also a risk associated with eventual escalation of prices for equipment and other material and technical resources employed by the Issuer in its business.

Issuer measures intended to reduce this risk:

- ***creation of a competitive environment in the field of purchasing of works and services by organizing a system of open tenders and purchases;***
- ***optimization of the maintenance-and-running costs and capital development costs.***

Risks related to change of prices at foreign markets are not substantial for the Issuer as far as the Issuer does not import raw materials and services.

The effect of mentioned risks on the Issuer's activity and its fulfillment of obligations ensuing from securities. ***The effect of the above mentioned risks on the Issuer's activity and its fulfillment of obligations ensuing from securities is evaluated as negligible.***

Risks associated with eventual change of prices for the products and/or services of the Issuer (separately at the domestic and foreign markets) and their effect on the Issuer's activity and its fulfillment of obligations ensuing from securities.

Tariff regulation risks are the most essential ones and difficult to control. Business profitability depends to a large extent on tariff regulation.

Tariff regulation policy in 2008 remained the same: there is a tariff corridor with strictly determined maximum and minimum tariff limit levels. Energetics shall stay within these limits. Due to these restriction the tariff growth rate lacks behind the inflation, which causes shortfalls in income of power companies.

The tariffs do not envisage investors' interests, so the company still remains low-attractive for investments.

Since today's tariffs are not tansparent the investor can not estimate the pay-back period.

There is a risk of tariffs freezing or directive reduction, or approval of tariffs not adequate to the Issuer's expenditures. Issuer employees continuously co-operate with Federal Tariffs Service and Regional Energy Commission in order to approve a justified level of triffs.

To reduce the tariff regulation risk by resolution No. 258 of OAO Kuzbassenergo of 26.03.2007 the Issuer approved the OAO Kuzbassenergo tariff management schedule which specifies tariff management functions, procedure and methods within the Issuer.

The effect of mentioned risks on the Issuer's activity and its fulfillment of obligations ensuing from securities.

The effect of the above mentioned risks on the Issuer's activity and its fulfillment of obligations ensuing from securities is evaluated as negligible.

The Issuer does not carry on any foreign trade activity, all electrical and heat power is sold on the home market. Accordingly, there are no risks associated with eventual change of prices for the Issuer product on foreign markets.

2.5.2. Country and regional risks

Risks associated with political and economic situation in the country (countries) and the region where the Issuer is registered as a taxpayer and/or carries out its principal activity provided the Issuer's principal activity in such country (region) has brought 10 and more percent of the Issuer's income in the last completed accounting period preceding the date of termination of the last accounting quarter.

Country risks:

There is a possibility of destabilization of economic situation in the country as a result of eventual crisis on world financial markets or a sharp fall in oil prices. Besides, the situation in the country may be destabilized due to labour conflicts, build-up of social strain caused by unpopular acts of authorities at implementation of economic reforms.

Political instability in the Russian Federation may negatively affect the Issuer's activity. Eventual changes in the government, large political shifts and absence of internal consensus between the management, executive and political bodies and influential economic groups in Russia may bring about political instability which in some cases may render an adverse effect on the Issuer's activity, its financial standing, prospects, and stock value.

Regional risks:

The Issuer carries out its activity in Kemerovo region, and Altay territory. As a whole, power stations of the Issuer located in these regions demonstrate a steady trend of growth of electricity production and thermal energy sale volumes. This is an evidence of the Issuer stability and its significantly lesser susceptibility to country risks.

The Issuer evaluates the political and economic situation in the regions of its activity as comparatively stable. Further economic growth of the regions would help forward the Issuer's business as well as its financial standing. Negative changes in the situation in the regions of the Issuer's business and the Russian Federation at large, that may adversely affect the Issuer's business and economic status, are not anticipated in the nearest future.

Eventual actions of the Issuer in case of a negative effect of change of situation in the country (countries) and the regions on its business:

Most of these risks cannot be controlled by the Issuer because of their scale. In case of destabilization of the situation in Russia or in any specific region which may adversely affect the Issuer's activity the Issuer will take appropriate contingency measures to alleviate to maximum possible degree the negative effect of the situation on the Issuer, including reduction of production and other costs, and curtailment of investment plans.

To reduce the regional *risks the Company maintains insurance policies against* ***emergencies. On May 31, 2007 (Minutes No.24/12)*** *the Board of Directors of the Company approved the* ***Regulations on Maintaining the Company's*** *Insurance Coverage for the Period till January 1, 2010.*

Risks related to eventual military conflicts, announcement of the state of emergency and labour troubles in the country (countries) and the region where the Issuer is registered as a taxpayer and/or carries out its principal activity:

Risk of an open military conflict, as well as risk of announcement of the state of emergency is assessed as minimum at the regional level since the level of ethnic and social strain in the region is far from being critical. However there is a risk of terroristic acts. To minimize this risk, the Issuer considerably toughened security measures at its critical installations. Territories of power stations, coal warehouses, petroleum products bases, pump houses, hydraulic facilities, ash dumps and other major facilities involved in continuous production process and supply of users with heat and electric power are taken under special control.

Motor transport and personnel access control at the enterprises of the Company, in particular with the use of manual and stationary metal detectors has been made more rigorous. Interaction of non-departmental security services with road traffic police units, alert forces of the Ministry of Interior and the Ministry of Emergencies became more active.

Round-the-clock video observation and patrolling, including patrolling with use of tracker dogs and service vehicles has been organised on the most important and remote facilities of the power system enterprises. The operating personnel of the enterprises has been briefed on emergency actions and procedures to be followed in case of anonymous messages on possible terroristic acts at power installations of Kemerovo region and Altai territory.

Risks related to posssible strike actions *as applied to the region of the Issuer's business are assessed by the Issuer as minimum ones.*

Risks associated with geographical peculiarities of the country (countries) and the region where the Issuer is registered as a taxpayer and/or carries out its principal activity, including a heightened hazard of natural calamities, eventual discontinuation of transport communication due to remoteness and/or difficult ground, etc.:

Risk associated with geographical particularities of the region where the Issuer carries out is core activity, namely:

- *Risk of damage caused by natural disasters.*

Main sources of natural emergencies specified in the annual forecast of natural and technogenic emergencies for the territory of Siberian region of the Russian Federation (Kemerovo region and Altai territory being part of this region) for 2008 are: adverse and hazardous meteorological phenomena, flooding and high water, avalanches, earthquakes, exogenic processes.

Floods and inundations are natural hydrological calamities, they constitute the greatest hazard in the Siberian region of the Russian Federation because of their regular recurrrence and the most extensive damage they inflict on the economy and social system.

Kemerovo Region. Up to 24 localities in the river Tom plain may turn to be in the possible water-logging area.

Altai Territory. Flood analysis in the recent years showed that in spring tide ice jams are likely to occur on rivers Biya, Ob, Chumysh, Charysh.

Among technogenic emergencies and incidents prevail emergencies and incidents caused by fires and explosions at housing, communal services and power industry facilities, etc.

2.5.3. Financial risks

Exposure of the Issuer to risks associated with the change in interest rates, foreign currency exchage rates due to either the Issuer's activity or the Issuer's hedging intended to minimize the adverse effects of the risks specified above:

The electric power industry is referred to capital-intensive branches of the national economy, and the Issuer's activity requires substantial capital investments. Strengthening the Issuer's position in the market will require significant additional investment expenditure. Within the framework of its planned economic and financial policy the Issuer is going to attract various borrowed funds and repay the resulting obligations in due time. Therefore the Issuer is exposed to the risk related to changes in interst rates under intereest-bearing liabilities. A negative change in the interest rates for the Issuer is the intererst rates rise, which may cause increase of the borrowed funds servicing costs.

However the monetary policy pursued currently in the Russian Federation is aimed at the interest rate

decline, therefore the Issuer considers negative effect of this factor on its buisiness as unlikely.

Exposure of the Issuer's financial standing (its liquidity, sources of finance, performance, etc) to the change in currency exchange rate: ***The Issuer's financial standing (its liquidity, sources of finance, performance, etc) is little affected by the change in currency exchange rate on account of the following:***

- The Issuer does not operate in the foreign market and is not going to;

- The Issuer's assets and liabilities are denominated in roubles.

Eventual actions of the Issuer in case of a negative effect of change in currency exchange rate and interest rates on the Issuer's activity: ***Since the Issuer's business is little affected by changes in currency exchange rate, the eventual actions of the Issuer in case of negative effect of the change in currency exchange rate are not under considration.***

Contemplated actions of the Issuer in case of interest rate rise:

- attraction of lomg-term credits and loans to reduce the negative effect of short-term interest rate fluctuations;

- reduction of the ratio of credits and loans in the Issuer's current assets.

The Issuer shall specify how inflation may affect securities payments, critical values of inflation in the opinion of the Issuer as well as contemplated actions of the Issuer intended to reduce this risk. ***Negative effect of inflation on the financial and economic activity of the Issuer may be limited to the following risks:***

- risk of losses related to those in the real value of receivables in case of significant payment postponement or delay;

- risk of increase of outstanding interest;

- risk of increase of production cost of goods, products, works, and services due to increase of price for energy sources, transportation charges, salaries, etc;

-risk of decrease of the real value of funds involved in the investment program.

Target inflation rates established by the Government of the Russian Federation among the objectives of the economic policy, are generally complied with and have a downward tendency. Nevertheless, in case of escalation of inflation the Issuer plans to increase the working capital turnover rate by modifying contract relations with consumers. Taking into account the fact of tariff raising restriction within limits of not exceeding 15 to 25% per year and potential earning power of the business, the Issuer believes that the inflation value at which the Issuer would get into a predicament, is at least 40% per annum.

In case of escalation of inflation beyond the above limits the Issuer intends to:

- increase the fraction of short-term financial instruments within its assets;
- reduce the turnover terms of the accounts receivable;
- take measures to compensate for expenses;
- eliminate excess idle funds.

Parameters of the Issuer's financial accounting that are most likely to change in consequence of effects of the specified financial risks: ***The key parameter, which is the most likely to undergo changes due to financial risks, is the Issuer's profit. As the interest rates go up, interest payments for use of credits of commercial banks increase, thus shrinking the Issuer's profit. Besides, the profit is affected by the inflation upturn risk since the profit may be reduced with the raising of production cost of goods, products, works, services at simultaneous tariff freezing on the statutory level.***

Sl. No.	Risks	Probability of their occurrence	Pattern of changes in the financial reporting
1	***Interest rate increase***	*The OAO Kuzbassenergo credit policy is aimed at attraction of credit resources under most favorable credit conditions, at reduction of credit resources servicing costs. Borrowed funds were raised by*	***Increase of operating expenses and, correspondingly, reduction of profit in the profit-and-loss statement.***

		with Company at a rate below the refinancing rate established by the Central Bank of the Russian Federation (10.25 %). In the 1st quarter of 2008 weighted average interest rate for the Company's use of credit facilities was 9.1%. The share of credits raised without pledged security was 100 % of the total amount of the loan debt on short-term credits. ***Probability of the risk occurrence exists, however their effect is insignificant since the amount of interest payment is negligible.***	

2.5.4. Legal risks

Legal risks associated with the Issuer's activity (separately at the domestic and foreign markets):

The Issuer does not export goods, works and services. Therefore legal risks associated with the Issuer's activity are regarded as for domestic market only. Upon the whole, legal risks associated with the Issuer's activity are characteristic of the majority of business companies operating in Russia.

Risks associated with changes in currency exchange regulation:

Amendments of the currency exchange control and regulation law will not affect the Issuer's business since all the expenses are denominated in national currency and are not related to financial operations with foreign suppliers.

Risks associated with revision of the tax legislation:

As any other economic agent, the Issuer is involved in tax relations. At present in Russia the Tax Code and a number of laws are in force, regulating various taxes imposed by the federal and regional authorities. The applicable taxes include, in particular, value added tax, profit tax, wealth tax, uniform social tax and other fiscal charges. In many cases the respective regulatory enactments contain obscure wording. Besides, various government services and their representatives, often disagree about the legal interpretation of some issues, which gives rise to vagueness and certain contradictions. Preparation of reports and submission of accounting are supervised and controlled by various authorities that have a lawfully vested right to impose substantial fines, sanctions and surcharges.

Risks related to changes of customs regulations and customs duties:

Changes of customs regulations and customs duties do not bear any risks for the Issuer's business.

Risks associated with changes of the Issuer's core business activity licensing requirements or licensing of rights of use of limited-turnover objects (including environmental assets):

Changes of the Issuer's core business licensing requirements may cause increase of terms of preparation of documents required to extend the license period and lead to the necessity of the Issuer's compliance with the prescribed requirements. However, upon the whole, this risk should be taken as insignificant one, except for cases when to prolong a license or to conduct a business, which is subject to licensing, there will be requirements the Issuer will not be able to comply with or if compliance with such requirements will be associated with excessive costs, due to which the Issuer may discontinue the business in question.

Risks associated with changes in judicial practice with respect to issues influencing Issuer's business (including licensing issues), which may adversely affect the results of its activity as well as the results of current litigations to which the Issuer is a party:

The Issuer studies thoroughly the changes in judicial practice related to its business (including licensing issues) with the view to promptly addressing these changes in its activity. Judicial practice is analyzed both at the level of the Supreme Court of the Russian Federation, the Supreme Arbitration Court of the Russian Federation and at the level of district federal arbitration courts Besides, Issuer analyzes legal views of the Constitutional Court of the Russian Federation on specific law enforcement issues. Changes in judicial practice may result in adjudgements to the disfavor of the Issuer, which may adversely affect the results of its activity. There are risks of formation of judicial practice dedicated to issues related to economic results of restructuring of the AO – Energo, which are not in favor of regional generation companies.

2.5.5. Risks associated with the Issuer's activity

Risks inherent exclusively in the Issuer, including:

Risks associated with current litigations to which the Issuer is a party:

Plaintiff	Defendant	Subject and cost of claim (plea)	Disposal
Kemerovo interregional environmental prosecutor's office	***OAO Kuzbassenergo***	***Compulsion in achievement by Kemerovo Combined Heat & Power Station of maximum admissible discharge to the atmosphere***	***By the court decision the claim was dismissed. By determination of cassation instance dated 13.06.2007 the decision of the first instance was cancelled, the case was expedited for reconsideration. In the course of a new court session Company's motion to assign a technical expertise was satisfied and consideration of the case was suspended***
Kemerovo interregional environmental prosecutor's office	***OAO Kuzbassenergo***	***Compulsion in achievement by Kemerovo Combined Heat & Power Station of maximum admissible discharge to the atmosphere***	***By the court decision the claim was dismissed. By determination of cassation instance dated 15.08.2007 the decision of the first instance was cancelled, the case was expedited for reconsideration. In the course of a new court session 10.09.2007 Company's motion to assign a technical expertise was satisfied and consideration of the case was suspended***
Kemerovo interregional environmental prosecutor's office	***OAO Kuzbassenergo***	***Compulsion in achievement by Kemerovo Combined Heat & Power Station of maximum admissible discharge to the atmosphere***	***Preliminary session was appointed on 06.03.2008***
Kemerovo interregional environmental prosecutor's office	***OAO Kuzbassenergo***	***Compulsion in achievement by Kemerovo Combined Heat & Power Station of maximum admissible discharge to the atmosphere***	***The claim was satisfied. The court of cassation instance upheld the decision. A supervisory claim was submitted.***
KOAO Azot	***Administration of the city of Kemerovo***	*Acknowledgement of refusal of Kemerovo administration to establish a unified sanitary protection area as illegal; compulsion to approve the detailed design of arrangement of a unified sanitary protection zone in Petrozavodskoi settlement of Kemerovo*	***By resolution of appeal instance dated 28.05.2007 the suit of KOAO Azot was satisfied partially: refusal of Kemerovo administration to establish a unified sanitary protection area was ruled illegal; The claim for approval of the detailed design of the unified sanitary protection area was dismissed. By resolution of Federal Arbitration Court of West Siberian District dated***

			17.07.2007 the appeal court resolution was cancelled, the case was expedited for reconsideration in the appeal court of Kemerovo region.
Russian Federal Tax Service Interregional Inspectorate for the city of Kemerovo	OAO Kuzbassenergo	Collection of 40,168,782 RUB of the penalties charged according to the resolution No.250 of 10.04.2003, passed based on results of the field tax inspection	By the decision of the court of cassation of 08.10.2007 judicial acts on collection of penalties in storage were upheld in full. A motion for a new trial was submitted in the exercise of supervisory functions.
OAO Kuzbassenergo	Russian Federal Tax Service Interregional Inspectorate on Large Tax Bearers No.4	Annulment of decisions No.16-14/108 of 15.11.2007, No.16-14/109 of 15.11.2007 to charge additionally 10,366,652 RUB of VAT for July 2006 and 9,680,781 RUB of VAT for August 2006 due to failure to include the cost imbalance of the Federal Wholesale Electric Power Market into the Company taxable base	The case was suspended until completion of the legal investigation regarding contestation of the decision No.16-14/02-47/058 of 24.09.2007
OAO Kuzbassenergo	Russian Federal Tax Service Interregional Inspectorate on Large Tax Bearers No.4	Annulment of decision No.16-14/02-47/058 of 24.09.2007 to charge additionally 26,729,910 RUB of profit tax for 2006 due to failure to include the cost imbalance of the Federal Wholesale Electric Power Market into Company incomes	The court session is appointed on 11.03.2008
OAO Kuzbassenergo	Russian Federal Tax Service Interregional Inspectorate on Large Tax Bearers No.4	Annulment of the Decision No. 1 about collection of a default interest under the VAT to the amount of 149,784,997 RUB at the expense of money kept with banks, charged according to the decision No. 250 based on results of the field tax inspection	149,785 thousand RUB were collected from OAO Kuzbassenergo without recourse to court. The court decision of 21.05.2007 satisfied the requirements of OAO Kuzbassenergo. The court of appeals of the city of Moscow by its decision of 10.08.2007 upheld the decision. The court of cassation by its decision of 26.11.2007 sent the case for a new trial. The court session was appointed on 13.03.2008
OAO Kuzbassenergo	Russian Federal Tax Service Interregional Inspectorate on Large Tax Bearers No.4	Annulment of the field tax inspection Decision No.02-47/013 of 09.06.2007. The challenged amount, taking into consideration the plaintiff motion to adjust the subject of the claim includes:	According to the Moscow Arbitration Court award of 10.10.2007 the requirements were satisfied with respect to the following additional charges: 58,163,596 roubles of profit tax, respective default interests and fines under article 122 of the Tax Code of the Russian

		• 82,355,321.8 RUB of profit tax, *• respective default interest and fines under article 122 of the Tax Code of the Russian Federation regarding federal and local budget,* *• default interest on tax payable to the budget of the constituent entity of the Russian Federation in the amount of 16,433,782 RUB,* *• fine under article 122 of the Tax Code of the Russian Federation on tax payable to the budget of the constituent entity of the Russian Federation in the amount of 11,693,694 RUB;* *• respective default interests and fines under article 122 of the Tax Code of the Russian Federation.*	***Federation regarding the federal and local budget, default interest on tax payable to the budget of the constituent entity of the Russian Federation in the amount of 16,433,782 roubles, fine under article 122 of the Tax Code of the Russian Federation on tax payable to the budget of the constituent entity of the Russian Federation in the amount of 11,693,694 roubles, 29,313,049 roubles of value added tax, respective default interests and fines under article 122 of the Tax Code of the Russian Federation. OAO Kuzbassenergo filed an appeal due to refusal to satisfy claim. The court of appeal appointed the date of the court session.***

Risks associated with infeasibility to extend validity of the Issuer's license to conduct a certain business or to use limited-turnover objects (including environmental assets):

The Issuer considers the risk associated with infeasibility to extend validity of the Issuer's license to conduct a certain business or to use limited-turnover objects of is (including environmental assets) as insignificant.

Risks associated with the Issuer's eventual liability for debts of third parties including the Issuer's subsidiaries:

Risks of non-fulfillment or improper fulfillment of obligations by third parties, including the Issuer's subsidiaries, related to possible liability of the Issuer, are regarded as insignificant.

Risks associated with eventual loss of consumers whose share of turnover amounts to at least 10 per cent of total proceeds of sales of products (works, services) of the Issuer:

At present this type of risks does not exist for OAO Kuzbassenergo since consumers are allocated to suppliers by means of the electric energy (power) trade mechanism in compliance with the Regulated Bilateral Contracts (RD) within the framework of the New Wholesale Power Market (NOREM) model. Contractors under Regulated Bilateral Contracts are selected without participation of the generation company (Customers are allocated to Suppliers by RAO UES of Russia). One of the main responsibilities of the Supplier stipulated by contracts of purchase and sale of electric power at NOREM is to provide the Customer with electric power either derived from the in-house facilities or purchased at NOREM, while one of the main responsibilities of the consumer is to pay for the contracted amount of power. This trade mechanism provides for the electric power supply in compliance with contracts concluded at NOREM at all accounts.

Issuer's risks management:

The Issuer considers the risk management system to be one of major elements of corporate governance and internal control. Within the framework of the risk management policy the Issuer reveals, evaluates, monitors and anticipates threats and possibilities of occurrence of phenomena which may affect its activity. The Issuer carries out conservative policy in the field of risk management, using both its own methods, and recommendations of leading consulting companies at management of all kinds of risks. Basic risk management methods applied by the Issuer are: renunciation of risky investments, abandonment of unreliable

counterparts, insurance of operational activity, compliance with regulatory documents.

The creation of the Audit Committee at the Board of Directors of the Issuer also serves risk management purposes. The Audit Committee of the Board of Directors of OAO Kuzbassenergo was established by the resolution of the Board of Directors of the Issuer (Minutes No.02/13 of 04.07.2007). The same resolution approved the Regulations on the Audit Committee of the Board of Directors of OAO Kuzbassenergo. The Board of Directors of the Issuer by its resolution (minutes No. 03/14 of 01.04.2008) approved Regulations on the Audit Committee of the Board of Directors of the Issuer in a new wording. The Audit Committee of the Board of Directors of the Issuer is a permanent advisory body providing for an efficient fulfilment by the Board of Directors of the Issuer of its functions on general management of the Issuer's activity. The resolutions of the Committee have a recommendational character for the Board of Directors of the Issuer. The Committee's tasks include, in particular, the development and submission of recommendations (conclusions) to the Board of Directors and the executive body of the Issuer in the field of audit and reporting of the Issuer. The scope of competence of the Committee includes the following matters of analysis of efficiency of the Issuer's activity in the field of risk management:

1) the Committee shall consider, comment on and approve the Issuer's policy in the field of risk management suggested by the Company management, including assignment of respective functions within the organizational structure of the Company and matters of interaction of various structural divisions;

2) the Committee shall evaluate on a regular basis the risk management system adopted by the Issuer, and prepare a respective opinion for the Board of Directors;

3) the Committee shall discuss with the management, as well as internal and independent auditors:

- the rules and procedures of estimation and monitoring of risks originating in the course of the Issuer's activity;

- programs of provisions aimed at elimination and/or alleviation *of aftereffects of risks originating in the course of the Issuer's activity including risks associated with observance of the effective legislation and requirements of regulating authorities.*

2.5.6. Bank risks

There are no bank risks since the Issuer is not a credit institution.

In this Section 2.5. described are the risks, which, in the Issuer's opinion, are substantial. Apparently there are also other risks that are not included in this section. Other risks, which the Issuer ignores or those that for the time being are not significant for the Issuer may potentially adversely affect the Issuer's business activity.

III. Detailed Information on the Issuer

3.1. Issuer establishment and development history

3.1.1. Business name of the Issuer

Full business name of the Issuer:

In Russian - ***Кузбасское Открытое акционерное общество энергетики и электрификации;***

In English – ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Short business name:

In Russian - ***ОАО «Кузбассэнерго»;***

In English – ***OAO Kusbassenergo.***

Similarity of the full or short business name of the Issuer to those of other entities:

Short business name of the Issuer is similar to the names of the following companies:

- OAO Kuzbassenergo – Regional Electrical Grid Company;
- OAO Trunk Electrical Power Supply Grids Kuzbassenergo;
- OAO Kuzbassenergosbyt;
- ZAO ATP Kuzbassenergo;
- ZAO Kuzbassenergosvyaz;
- ZAO Kuzbassenergoremont;
- OAO Kuzbassenergoremont;
- OAO Kuzbassenergoservis;
- OOO Kuzbassenergoremstroj;
- ZAO Kuzbassenergosnabkomplekt;
- ZAO Kuzbassenergomontazh.

Details of registration of the Issuer's business name as a trade mark or a service mark.

The Consumer Market and Entrepreneurship Department of Kemerovo region issued to Kuzbass Power and Electrification Open Joint-Stock Company a Certificate for the right to use images and/or names of architectural and historical symbols of Kemerovo region and the verbal symbol of Kemerovo region from 25 January, 2008 till 24 January, 2011 (registration No. 091 of 25 January, 2008).

The Issuer's business name has not been registered as a trade mark or a service mark.

Details of changes in the Issuer's name since its incorporation:

Full business name of the Issuer: ***The Kuzbass Power and Electrification Joint-Stock Company of Open Type.***

Short business name: ***AOOT Kuzbassenergo.***

Date instituted: ***30.12.1993***

Grounds for the change: ***The Company was created by reorganisation of the government-owned enterprise - the Kuzbass Power and Electrification Production Association according to the Decrees of the President of the Russian Federation No. 923 of 15 August, 1992 "Concerning organisation of management of the electric power complex of the Russian Federation under conditions of privatization", No. 1334 of 3 November, 1992 "Concerning implementation in the electric power industry of the Decree of the President of the Russian Federation No. 922 of 14 August, 1992 "Concerning particularities of reorganisation of government-owned enterprises, associations, organisations of the fuel-and-power sector into joint-stock companies", No. 721 of 1 July, 1992 "Concerning organisational measures on reorganisation of government-owned enterprises and voluntary unions of government-owned enterprises into joint-stock companies".***

Registered by the Resolution of Administration of the city of Kemerovo No. 345 of 30.12.1993.

Full business name of the Issuer: *Kuzbass Power and Electrification Open Joint-Stock Company.*

Short business name: ***OAO Kuzbassenergo.***

Date instituted: ***25.07.1996***

Grounds for the change: ***On the basis of requirements of the Civil Code of the Russian Federation and Federal Law No. 208-FZ "On Joint-Stock Companies" of 26 December, 1995 annual General Meeting of shareholders of OAO Kuzbassenergo on 15.05.1996 approved the Company Charter in a new wording. The Charter was registered by the Department of State Registration and Licensing of Administration of the city of Kemerovo on 25 July, 1996 under Registration No. 584.***

3.1.2. Details of state registration of the Issuer

Before 1 July, 2002.

Number of the Certificate of State Registration (or other document confirming state registration of the Issuer): ***1901.***

Date of state registration of the Issuer: ***30.12.1993.***

The authority which carried out the state registration: ***Administration of the city of Kemerovo.***

After 1 July, 2002.

Primary state registration number: ***1024200678260***

Date of registration: ***23.07.2002.***

The authority which has carried out state registration: ***Inspectorate of the Ministry of Taxation of the Russian Federation for the city of Kemerovo, Kemerovo region.***

3.1.3. Issuer establishment and development details

The company was established on 30 December, 1993 according to the plan of privatization of The Kuzbass Power and Electrification Production Association (POEiE Kuzbassenergo).

The term of existence of the Issuer since the date of its state registration: ***14 years and 3 months.***

The term until which the Issuer shall exist: ***The Issuer was established in perpetuity.***

Short description of the history of creation and development of the Issuer:

In pursuance of the Decrees of the President of the Russian Federation No. 923 of 15 August, 1992 "Concerning organisation of management of the electric power complex of the Russian Federation under conditions of privatization", No. 1334 of 3 November, 1992 "Concerning implementation in the electric power industry of the Decree of the President of the Russian Federation No. 922 of 14 August, 1992 "Concerning particularities of reorganisation of government-owned enterprises, associations, organisations of the fuel-and-power sector into joint-stock companies", No. 721 of 1 July, 1992 "Concerning organisational measures on reorganisation of government-owned enterprises and voluntary unions of government-owned enterprises into joint-stock companies" the State-Owned Property Management Committee of Kemerovo region on 21.09.1993 passed Resolution No. 330 "On privatization and reorganisation of POEiE Kuzbassenergo into The Kuzbass Joint-Stock Power Generation and Electrification Company of Open Type".

On 30.12.1993 the Administration of the city of Kemerovo approved Resolution No. 345 "On registration of Kuzbassenergo Joint-Stock Company of Open Type".

In 1994 the first shareholder's meeting of OAO Kuzbassenergo was held.

In 1996 the Company replaced two PK-40 boilers of 200- MW units at Tom-Usinskaya State District Power Station and Belovskaya State District Power Station that allowed to reduce emissions of nitrogen oxides 2 to 2.5 times thereby ensuring compliance with the emissions standard, 450 mg / cu. m. PK-10 boiler of South Kuzbass State District Power Station underwent the same modernization.

In 2000 OAO Kuzbassenergo successfully recovered from bankruptcy procedures.

In 2003 OAO Kuzbassenergo celebrated its 60 anniversary. The Company commissioned R-12-3,4/1 turbine

and a boiler with a capacity of 160 tons of steam per hour at Kuznetskaya Combined Heat & Power Station as well as T-115-8,8 turbine installed on vibration mounts at South Kuzbass State District Power Station.

In 2004 according to the preparatory program of reorganisation of OAO Kuzbassenergo the Company established repair and service subsidiaries: OAO Kuzbass Power Repair Company, OAO Kuzbassetremont, OAO Kuzbasstekhenergo Engineering and Analytical Centre. Within the framework of reorganisation the Company proceeded to transfer of trunk electrical grids to Federal Grid Company.

In 2005 the Board of Directors of RAO UES of Russia took a decision on restructuring of OAO Kuzbassenergo. On 30 December, 2005 the shareholder's meeting of OAO Kuzbassenergo passed a resolution on Company reorganisation. According to the results of operation in 2004-2005 OAO Kuzbassenergo was awarded a honorary title "Leader of Russian Economy – 2005".

On 1 July, 2006 the following new companies spun-off from OAO Kuzbassenergo, were registered with state taxation authorities as legal entities and received all documents required for independent operation: OAO Kuzbassenergo Regional Electrical Grid Company, OAO Kuzbass Power Sales Company, OAO Kuzbassenergo Trunk Electrical Grids, OAO West-Siberian Combined Heat & Power Station, OAO South Kuzbass State District Power Station.

In October, 2006 the Barnaul Branch of OAO Kuzbassenergo was created which since 1 January, 2007 incorporates three Barnaul Combined Heat & Power Stations, Barnaul Central Heating Station and Biysk Heat Networks.

According to the results of 2006 OAO Kuzbassenergo is the only company of the electric power industry which became a winner of the VI Russian Contest "Russian organisation of a high social efficiency" held under the aegis of the Government of the Russian Federation. OAO Kuzbassenergo was awarded a diploma, a honorary title "Organisation of a high social efficiency in the electric power industry – 2006"and a commemorative medal. The honorary title "Organisation of a high social efficiency" as a highest award of the Contest is awarded to organizations which achieved high results in social activities.

In 2007 within the framework of the International Forum "World Experience and Economy of Russia" Generation Company OAO Kuzbassenergo received an award in the field of efficient human resources and social responsibility policy, "Leader of Socially-Responsible Business - 2007" diploma.

Besides, OAO Kuzbassenergo became a winner of the Russian award "For the best social report / report in the field of sustainable development". The Company was included in the short-list of 9 Russian and international companies which took part in the contest, and was awarded a Diploma of the Federation Council for a significant contribution to development of corporate social reporting in Russia and a memorable medal.

For an active participation in the public life of Kemerovo region OAO Kuzbassenergo was recognised the Winner of the contest "Corporate Donor of Russia – 2007". The contest "Corporate Donor of Russia" was organised in order to make an open charity rating of companies, to carry out an expert appraisal of social investments, analysis and revealing of the best instances of corporate charity and to attract attention of the society, government authorities and mass-media to companies activity in the field of benefaction and social investments.

OAO Kuzbassenergo is one of the largest companies of Kuzbass. Its logo is its "carte-de-visite". OAO Kuzbassenergo logo is registered in the State register of trade marks and service marks of the Russian Federation. The Company logo can be seen not only on various letter-heads, cards, but also on OAO Kuzbassenergo buildings, publicity boards, it accompanies publications about the Company in mass-media and Internet. The Company logo promotes company positioning in the country, among users, business partners, shareholders and state and municipal authorities.

The purpose of establishment of the Issuer: *General goal of creation of the privatised enterprises was the enhancement of efficiency of the economic system of the country and the transition from planned economy to market relations.*

Main purpose of activity of the Issuer is profit earning.

The Issuer's mission: *The Issuer's mission consists in uninterrupted and reliable supply of our users with heat and electric power, ensuring production efficiency and investment attractiveness of the Company.*

Other information on the Issuer which is material for taking decision on acquisition of the Issuer securities: ***None***

3.1.4. Contact information

Place of business of the Issuer: ***656037, Russia, Altai territory, city of Barnaul, Brilliantovaya street, 2.***

Mailing address: ***650000, Russia, city of Kemerovo, Kuznetskiy avenue, 30.***

Telephone: ***(384-2) 45-33-59.***

Fax: ***(384-2) 45-38-30.***

E-mail: ***adm@kuzbe.elektra.ru;***

Website where the information on the Issuer, its issued or offered securities is available: ***www.kuzbassenergo.ru***

The organisational structure of the executive apparatus of OAO Kuzbassenergo includes Share Capital Department which is charged among other things with communication with shareholders and investors. The Department exists since 01.07.2007. The Chief of Department is Mr. CHERPINSKIY Pavel Valerievich born in 1972, higher education.

Place of business: ***Russia, 650000, Kemerovo, Kuznetskiy avenue, 30;***

Telephone / fax: ***(384-2) 45-31-73.***

E-mail: ***cherpinskypv@kuzbe.elektra.ru***

Website page: ***www.kuzbassenergo.ru/invest/***

3.1.5. Taxpayer identification number

Taxpayer identification number assigned by tax authorities: ***4200000333.***

3.1.6. Branches and representative offices of the Issuer

Details of the Issuer branches and representative offices according to its Charter (constituent instruments):

Name: ***Tom-Usinskaya State District Power Station***
Opening date: ***30.12.1993.***
Place of business: ***652880, Kemerovo region, city of Myski-5.***
Chief executive officer: ***GLUKHOV Victor Fedorovich.***
Period of validity of the power of attorney: ***30.06.2008.***

Name: ***Belovskaya State District Power Station.***
Opening date: ***30.12.1993.***
Place of business: ***652644, Kemerovo region, city of Belovo, settlement Inskoy.***
Chief executive officer: ***ARTYUKH Valery Mikhailovich.***
Period of validity of the power of attorney: *30.06.2008.*

Name: *Kemerovo Branch.*
Opening date: *27.04.2007.*
Place of business: *650000, Kemerovo, Kuznetskiy avenue, 7.*
Chief executive officer: *BENEDIKTOV Alexander Viktorovich.*
Period of validity of the power of attorney: *30.06.2008.*

Name: ***Nonokuznetskiy Branch.***
Opening date: ***12.12.2007.***
Place of business: ***654034, Kemerovo region, city of Novokuznetsk, Novorossiskaya street, 35.***
Chief executive officer: ***KUSIN Igor Viktorovich.***
Period of validity of the power of attorney: ***30.06.2008.***

Name: ***Heat Networks Directorate.***
Opening date: ***30.12.1993.***
Place of business: ***650070, Kemerovo, Svobody street, 10***
Chief executive officer: ***KRUMGOLTS Alexander Rudolfovich.***
Period of validity of the power of attorney: ***30.06.2008.***

Name: ***Barnaul Branch.***
Commissioning date: ***31.10.2006.***
Place of business: ***656037, Russian Federation, Altay territory, city of Barnaul, Brilliantovaya street, 2.***
Chief executive officer: ***MOTORIN Alexander Viktorovich.***
Period of validity of the power of attorney: ***30.06.2008.***

Name: ***Moscow Representative Office of Kuzbass Power and Electrification Open Joint-Stock Company.***
Commissioning date: ***15.04.1998.***
Place of business: ***117261, Moscow, Leninskiy avenue, 70/11.***
Chief executive officer: ***SADGYAN Armen Sergeevich.***
Period of validity of the power of attorney: ***30.06.2008.***

3.2. Basic economic activities of the Issuer

3.2.1. Branch appurtenance of the Issuer

Codes of core business activities of the Issuer according to All-Russian classification of economic activities (OKVED):

40.10.11 – Production of electric power by Combined Heat & Power Stations
40.30.2 – Transfer of steam and hot water (heat energy)
51.56.4 – Wholesaling of electric and heat energy (without their transfer and distribution)

3.2.2. Core business activities of the Issuer

Core business activities (types of activity, types of products (works, services) providing at least 10% of Issuer's profit (earnings) for the last 5 completed financial years preceding the first quarter, as well as for the first quarter of the current financial year:

The Issuer carries out its activity in Kemerovo region and Altai territory.

In the context of the Issuer reforming potentially competitive (production, marketing) and monopoly (transfer and distribution of power) types of activity were separated. On July 1, 2006 companies that spun-off from the Issuer as a result of the reorganization were registered with competent state authorities.

Since July 1, 2006 the Issuer discontinued the following types of activity:

- transfer and distribution of electric power;

- sale of electric power in the retail market.

Core business activities for the Issuer are production of electric and heat power, transportation ans marketing of heat power produced by the Issuer and purchased from other producers, sale of produced

electric power in the wholesale market.

Parameter	*Accounting period*					
	2003	*2004*	*2005*	*2006*	*2007*	*1st quarter of 2008*
Type of business activity: *electric power*						
Profit from this type of activity, RUB	*13,357,015,000*	*12,612,924,000*	*14,722,418,000*	*12,987,864,000*	*12,328,956,000*	*2,710,329,000*
Share of profit from this type of activity in the total profit of the Issuer, %	*78.60*	*75.51*	*74.70*	*73.77*	*65.86*	*38.89*
Type of business activity: *heat power*						
Profit from this type of activity, RUB	*3,180,396,000*	*3,497,399,000*	*3,934,570,000*	*4,022,852,000*	*6,014,255,000*	*2,988,931,000*
Share of profit from this type of activity in the total profit of the Issuer, %	*18.72*	*20.94*	*20.00*	*22.85*	*32.13*	*42.88*

Change of Issuer's profit (earnings) from core business by 10% and more as compared to the respective previous accounting period and reasons of such changes.

Reasons of change: ***Change of profit structure for 2007 as compared to 2006 is due to the sale of OAO West-Siberian Combined Heat & Power Station at the auction held on 15 March, 2007 and OAO South Kuzbass State District Power Station on 29 March, 2007 at prices exceeding their book value and acquisition of generation assets of OAO Altaienergo.***

Geographic areas providing 10% and more of profit for each accounting period, and changes of the Issuer's profit in these geographic areas by 10% and more as compared to the respective previous accounting period and reasons of such changes: ***the Issuer does not carry out its activity in different countries, while data on various regions of the Russian Federations is given below:***

Parameter	*1st quarter of 2008*		*Kemerovo region*		*Altai territory*	
	total, RUB	*%*	*total, RUB*	*%*	*total, RUB*	*%*
Energy sale profit, total	*6,878,777*	*100*	*4,969,673*	*72.25*	*1,909,104*	*27.75*
- electric energy	*2,710,329*	*100*	*2,222,062*	*81.98*	*488,268*	*18.02*
- power	*1,179,517*	*100*	*1,003,445*	*85.07*	*176,071*	*14.93*
- heat energy	*2,988,931*	*100*	*1,744,166*	*58.35*	*1,244,765*	*41.65*

Seasonal nature of the Issuer's core business:

Main types of the Issuer's activity (production of electric and heat power) have a seasonal nature. The sesonal nature of the heat power production is determined by the heat power consumption dependence on the ambient air temperature. The maximum consumption is obseved during the cold part of the year (I and IV quarters).

Seasonal variations of electric power production are insignificant.

General structure of the Issuer prime cost for the last completed financial year preceding the first quarter, as well as for the first quarter of the current financial year:

Cost item designation	Accounting period	
	31.12.2007	*31.03.2008*

Raw materials and supplies, %	*2.2*	*0*
Purchased vendor items, semi-finished goods, %	*0*	*0*
Works and services of production nature provided by third-party organizations, %	*1.1*	*0.8*
Fuel, %	*51.1*	*55.5*
Energy, %	*6.1*	*10.7*
Labour costs, %	*7.5*	*6.1*
Interests on credits, %	*0*	*0*
Rent, %	*0*	*0*
Allocations for social needs, %	*1.6*	*1.4*
Fixed assets depreciation, %	*7.5*	*5.8*
Taxes included into the prime costs of products, %	*3.2*	*2.7*
Other expenses, %	*19.7*	*17.0*
Including:		
- amortization of intangible assets, %	*0*	*0*
- remuneration for rationalization proposals, %	*0*	*0*
- obligatory insurance payments, %	*0.3*	*0.1*
- representation expenses, %	*0*	*0*
- other, %	*19.4*	*16.9*
Total: expenses for production and sale of products (works, services) (prime cost), %	*100.00*	*100.00*
For reference: profit from sale of products (works, services), % of the prime cost	*103.57*	*109.56*

New kinds of products (works, services) offered by the Issuer in the market of its core business that have material effect on the results of the Issuer's activity as well as the status of development of such products (works, services) (to the extent the Issuer may disclose such information without prejudice to its interests):

One of kinds of new products that OAO Kuzbassenergo is going to offer in future, is the provision of system services to be sold in the respective market (opening of the system services market is scheduled for 2008).

Standards (rules) according to which the accounts were prepared and calculations reflected in this item of the issue prospectus were performed:

Federal Law No. 129-FZ of 21.11.1996 "On accounting" (as amended)

Regulations on book-keeping and accounting in the Russian Federation approved by the Order No. 34n of the Ministry of Finance of the Russian Federation of 29.07.1998 (as amended).

Accounting regulations PBU 1/98 "Accounting policies of a legal entity" approved by the Order No. 60n of the Ministry of Finance of the Russian Federation dated 09.12.1998;

Accounting regulations PBU 2/94 "Accounting of agreements (contracts) for capital construction" approved by the Order No. 167 of the Ministry of Finance of the Russian Federation dated 20.12.1994;

Accounting regulations PBU 3/2000 "Accounting of assets and liabilities denominated in a foreign currency" approved by the Order No. 2n of the Ministry of Finance of the Russian Federation dated 20.12.1994;

Accounting regulations "Accounting of an entity" (PBU 4/99) approved by the Order No. 43n of the Ministry of Finance of the Russian Federation dated 06.07.1999;

Accounting regulations PBU 5/01 "Accounting of inventories" approved by the Order No. 44n of the Ministry of Finance of the Russian Federation dated 09.06.2001;

Accounting regulations PBU 6/01 "Accounting of fixed assets" approved by the Order No. 26n of the Ministry of Finance of the Russian Federation dated 30.03.2001;

Accounting regulations "Post balance-sheet events" (PBU 7/98) approved by the Order No. 56n of the Ministry of Finance of the Russian Federation dated 25.11.1998;

Accounting regulations PBU 8/01 "Contingent facts of economic activities" approved by the Order No. 96n of the Ministry of Finance of the Russian Federation dated 28.11.2001;

Accounting regulations PBU 9/99 "Incomes of an entity" approved by the Order No. 32n of the Ministry of Finance of the Russian Federation dated 06.05.1999;

Accounting regulations PBU 10/99 "Costs of an entity" approved by the Order No. 33n of the Ministry of Finance of the Russian Federation dated 06.05.1999;

Accounting regulations PBU 11/2000 "Details of affiliated persons" approved by the Order No. 5n of the Ministry of Finance of the Russian Federation dated 13.01.2000;

Accounting regulations PBU 12/2000 "Information by segments" approved by the Order No. 11n of the Ministry of Finance of the Russian Federation dated 27.01.2000;

Accounting regulations PBU 13/2000 "Accounting of state assistance" approved by the Order No. 92n of the Ministry of Finance of the Russian Federation dated 16.10.2000;

Accounting regulations PBU 14/2000 "Accounting of intangible assets" approved by the Order No. 91n of the Ministry of Finance of the Russian Federation dated 16.10.2000;

Accounting regulations PBU 15/01 "Accounting of loans and credits, and expenses on their servicing" approved by the Order No. 60n of the Ministry of Finance of the Russian Federation dated 02.08.2001;

Accounting regulations PBU 16/02 "Information on discontinued activity" approved by the Order No. 66n of the Ministry of Finance of the Russian Federation dated 02.07.2002;

Accounting regulations PBU 17/02 "Accounting of expenses for research and development, experimental development and technological works" approved by the Order No. 115n of the Ministry of Finance of the Russian Federation dated 19.11.2002;

Accounting regulations PBU 18/02 "Accounting of profit tax settlements" approved by the Order No. 114n of the Ministry of Finance of the Russian Federation dated 19.11.2002;

Accounting regulations PBU 19/02 "Accounting of financial investments" approved by the Order No. 126n of the Ministry of Finance of the Russian Federation dated 10.12.2002;

Accounting regulations PBU 20/03 "Information on participation in joint ventures" approved by the Order No. 105n of the Ministry of Finance of the Russian Federation dated 24.11.2003;

Chart of accounts for accounting of financial and economic activity of entities and Instructions on its application approved by the order of the Ministry of Finance of Russia No. 94n of 31.10.2000.

3.2.3. Consumables, products (raw materials) and suppliers of the Issuer.

Names and places of business of the Issuer suppliers which account for at least 10 percent of all supplies of materials and products (raw materials), and Issuer's share in the total amount of their supplies for the last completed financial year preceding the first quarter, as well as for the first quarter of the current financial year:

As of 31.12.2007

Supplier name and place of business	Products supplied	Issuer's share in the total amount of supplies of materials and products (raw materials), %
OOO Sibinvest, Kemerovo, Stakhanovskaya-1 street, 35	*Pipes, steel-wire rope, pipeline fittings*	*15.29*
ZAO Kuzbassenergosnabkomplekt, Kemerovo, Stantsionnaya street, 17A	*Pipeline fittings, pumps, electric motors, vacuum switches, disconnect switches, insulators, transformers, chemical*	*17.47*

	agents for water treatment, oils	

As of 31.03.2008

Supplier name and place of business	Products supplied	Issuer's share in the total amount of supplies of materials and products (raw materials), %
OOO Sibinvest, Kemerovo, Stakhanovskaya-1 street, 35	*Pipes, cross-ties, pipeline fittings*	*12.03*
ZAO Kuzbassenergosnabkomplekt, Kemerovo, Stantsionnaya street, 17A	***Pumps, electric motors, transformers, vacuum switches, chemical agents for water treatment, resins, fire extinguishers, oils***	***13.17***
OOO Investenergo, Moscow region, city of Balashikha, Tereshkovoy street, 7	***Equipment for boiler unit rehabilitation***	***13.58***
OOO Stroiservis, Kemerovo region, settlement Metallploshchadka, Sportivnaya street, 1A	***Pipes, rolled metal, steel grinding balls***	***13.14***

Kuznetsk coal is the main fuel for power stations of OAO Kuzbassenergo. Virtually all coal is purchased from the direct producers located near power stations. Main *coal* suppliers ***of OAO Kuzbassenergo power stations are coal companies OAO UK Kuzbassrazrezugol accounting for 30.82 % and OAO SUEK accounting for 56.72 % of total volume of coal supply. Average coal price for OAO Kuzbassenergo in 2007 amounted to 679.13 roubles per ton including VAT, and in the 1st quarter of 2008, 769.34 roubles for ton including VAT.***

Information on variation of prices for main materials and goods (supplies) or absence of such variation during the accounting period as compared to the respective accounting period of the previous financial year:

Fuel type	Average price, RUB (incl. VAT)		Price variation, %
	for the 1st quarter of 2007	for the 1st quarter of 2008	
Kuznetsk coal, tn	***687.24***	***769.34***	***11.95***
Furnace fuel oil, tn	***4,709.64***	***8,656.22***	***83.80***
Natural gas, 1000 cubic meters	***1,793.51***	***2,467.19***	***37.56***
Coke-oven gas, 1000 cubic meters	***464.08***	***531.00***	***14.42***

Information on import share within Issuer's supplies.

*In 2007 the share of imported inventories amounted to 2.9% of the total volume of **supplies.***

In the 1st quarter of 2008 there there no imported supplies.

For the modernization** of energy system objects, as well as during putting into **operation of new objects and facilities, it is planned** to use imported equipment at the level of up to 3% of **the total volume of supplies.

Issuer's forecast as regards the availability of these sources in the future and **possible alternative sources:**

Availability of these** material sources is evaluated as high. Alternative sources **are companies selling the

necessary goods in the territory of the Russian Federation and following a policy of average market prices.

3.2.4. Issuer's products (works, services) trade markets

Main markets at which the issuer carries out its activity:

Electric power industry is virtually the only branch, whose products and services are used by all industries and the household sector. In Russia there are two electric power trade markets: wholesale and retail markets. The Issuer is a participant of the wholesale electric power market and, accordingly, supplies the most part of the electric power produced by it to participants of the wholesale market (large power sale companies, about 90 counterparts, including OAO Kuzbassenergosbyt). Heat power is sold only in the retail market.

Kemerovo region and Altai territory form the main trade area of the Issuer.

Kemerovo region is geographically located in the southeast part of the Western Siberia of Russia, at the joint of the West Siberian plain and the mountains of the Southern Siberia. It is almost equidistant from the western and eastern frontiers of the Russian Federation.

Altai territory is also located in the southeast part of the Western Siberia of Russia. In the west and in the south its territory boarders on East Kazakhstan, Semipalatinsk and Pavlodar regions of Kazakhstan, in the north and in the northeast - on Novosibirsk and Kemerovo regions of Russia, and in the southeast - with the Republic of Altai.

Due to taking onto the books on 1 January, 2007 by Barnaul branch of Company of assets of Barnaul Combined Heat & Power Station-1, Barnaul Combined Heat & Power Station-2, Barnaul Combined Heat & Power Station-3, Barnaul Central Heating Station, and Biysk Heat Networks the structure of the heat energy market changed.

In 2006 the Issuer carried out its activity associated with purchasing and sale of electric energy (power) on the Wholesale Electric Energy (Power) Market under the rules established by the order No. 643 of the Government of the Russian Federation dated 24.10.2003 "Rules of the Wholesale Electric Energy (Power) Market During the Transition Period.

Since 1 September, 2006 the Government of the Russian Federation by its Decree No. 529 "On improvement of functioning of the Wholesale Electric Energy (Power) Market"dated 31.08.2006 established new model of functioning of the Wholesale Power Market (NOREM) on the European and Siberian parts of Russia

Wholesale Power Market regulations changed the principle of supply of electric energy and power by the participants of the wholesale market at regulated rates. The concept of the Regulated Bilateral Contracts (RD) system was introduced. Regulated Bilateral Contracts are contracts concluded between suppliers and customers for on supply of electric power at regulated rates from the moment of opening of the Wholesale Power Market. Contracting parties to the Regulated Bilateral Contracts are selected by the Reform Management Centre (TsUR) of RAO UES of Russia. Basic distinctive feature of the Wholesale Power Market is that all obligations of supply of electric power under Regulated Bilateral Contracts are considered to be executed. This feature is implemented through the "take or pay" mechanism, that is the supplier, in case of its failure to meet its obligations to supply the specified amount of electric power shall automatically purchase the short amount on competitive sector of the wholesale market at free prices, and the customer, in its turn, shall pay for the contracted amount irrespective of its actual requirement for the electric power.

The reforming model being implemented stipulates a step-by-step (yearly) liberalisation of the wholesale market of electric energy. Volumes of electric power sold at regulated rates will gradually decrease, while the share of the competitive sector with free market pricing will grow.

All power stations of OAO Kuzbassenergo are a part of the Integrated Power System of Siberia (OES of Siberia) and operate in the Second price zone of the electric power wholesale market.

According to the new rules the Company has been selling and purchasing electric energy (power) in the following markets:

- *In the regulated bilateral contracts market (RBCM) – only sale of electric energy and fixed amount of power (3,623 MW monthly) at rates established by the Federal Tariff Service of Russia;*
- *In the "day-ahead" market (DAM) - sale and purchase of electric power based on results of competitive choice of bids;*
- *In the balancing market (BM) - sale and purchase of electric power based on results of competitive choice of bids for system balancing (in the real-time mode).*

Subsequently the wholesale market of the electric power shall be developed at the expense of further liberalisation, according to the wholesale market reform carried out by RAO UES of Russia and, as a consequence, increase of volumes of electric energy sold at unregulated prices.

Besides, in the the nearest future the two price zones will be consolidated which will result in reduction of prices in the First price zone and increase of prices in the Second price zone.

A distinguishing feature of the electric power market in the regions of activity of OAO Kuzbassenergo is an important share of hydraulic power plants in the total amount of electricity produced. The output of hydraulic power plants depends upon water content of the year and water power reserves, and the power involved in the electric power production process is limited by the water use schedule. Accordingly, the operating capacity of hydraulic power plants for a specific period differs from their installed capacity.

Power generation structure used to cover of consumption requirements of the Integrated Power System of Siberia during different periods of the year has its specific features:

- The summer period is characterised by the absence of heat and steam demand and, as a consequence, thermal power plants are forced to operate following the condensation cycle and to cover their fixed costs at the expense of power rates, and hydraulic power plants load is determined by availability of water resources. Besides, most part of repairs of equipment of electrical grid companies are carried out in summer that results in loading of expensive power stations;

- The winter period is characterised by a significant loading of thermal power plants in the heat generation mode, hydraulic power plants loading is determined by the conditions of the freezing period in the downstream pool and by availability of water resources accumulated during the summer period. Therefore under conditions of ice restrictions water resources shaortage is possible.

Besides, the mentioned power generation particularities assume constant maintenance of a heat power reserve in the Integrated Power System of Siberia in the event of dry year.

Specific features also include well developed electrical network infrastructure within Integrated Power System of Siberia which for want of repair circuits allows to avoid critical system restrictions. However in case of a considerable number of repairs of electrical network equipment such restrictions are possible.

Possible negative factors which can affect sales by the Issuer of its products (works, services):

- *Change of the energy consumption pattern of various groups of users as compared to the predicted one due to reduction of production volumes of some industrial enterprises may result in decrease in energy sales in money terms.*
- *Bankruptcy of enterprises may make it impossible to collect debts for the energy consumed.*

Possible actions of the Issuer to decrease the effect of negative factors:

Main efforts of the Issuer are aimed at maintaining reliable and uninterrupted power supply to the users.

OAO Kuzbassenergo task is to create a unified centralised heat supply system for efficient regulation of heat supply to each end user.

3.2.5. Details of the Issuer's licences

Number: *00-ЕЕЭ-004012 (E)*
Date of issue: *21.12.2004*
Period of validity: *till 21.12.2009*
Authority which issued the licence: *Federal Ecological, Technological and Nuclear Supervision Service.*

Authorized activities: ***Operation of electrical grids (reception, transfer and distribution of electric power; maintenance and repair of electrical grids).***

Number: ***077***
Date of issue: ***14.10.1997***
Period of validity: ***till 01.10.2008***
Authority which issued the licence: ***Directorate of the Federal Security Service of the Russian Federation for Kemerovo region.***
Authorized activities: ***Activity involving use of information classified as state secret.***

Number: ***0107***
Date of issue: ***12.03.1998***
Period of validity: ***till 01.10.2008***
Authority which issued the licence: ***Directorate of the Federal Security Service of the Russian Federation for Kemerovo region.***
Authorized activities: ***Rendering state secret protection services.***

Number: ***39-ET-001112 (K)***
Date of issue: ***07.12.2004***
Period of validity: ***till 07.12.2009***
Authority which issued the licence: ***Federal Ecological, Technological and Nuclear Supervision Service.***
Authorized activities: ***Operation of heat networks (reception, transfer and distribution of heat power; maintenance and repair of heat networks).***

Number: ***NOV 00014 BREZKH***
Date of issue: ***26.12.2005***
Period of validity: ***till 26.12.2010***
Authority which issued the licence: ***Verkhne-Obskoye Basin Authority of the Federal Water Resources Agency.***
Authorized activities: ***surface waters intake from Tom river and waste water discharge into Tom river for power industry purposes.***

Number: ***NOV 00004 BVEZO***
Date of issue: ***14.02.2005***
Period of validity: ***till 14.02.2010***
Authority which issued the licence: ***Verkhne-Obskoye Basin Authority of the Federal Water Resources Agency.***
Authorized activities: ***water intake to compensate for process water supply losses when using recirculating water supply scheme with a cooling pond on Inya river.***

Number: ***NOV 00012 BREZKH***
Date of issue: ***10.10.2005***
Period of validity: ***till 10.10.2010***
Authority which issued the licence: *Verkhne-Obskoye Basin Authority of the Federal Water Resources Agency.*
Authorized activities: *surface waters intake from Tom river and waste water discharge into Tom river for power industry purposes.*

Number: *NOV 00011 BREZH*
Date of issue: *18.11.2005*

Period of validity: *till 18.11.2010*

Authority which issued the licence: *Verkhne-Obskoye Basin Authority of the Federal Water Resources Agency.*

Authorized activities: *surface waters intake from Tom river and waste water discharge into Kulyanovka river and Rushpayka river.*

Number: *NOV 00017 BREVKH*

Date of issue: *06.06.2006*

Period of validity: *till 30.04. 2009*

Authority which issued the licence: *Verkhne-Obskoye Basin Authority of the Federal Water Resources Agency.*

Authorized activities: *waste water discharge into Alykaevka river for power industry purposes.*

Number: *KEM 00482 BRIVKH*

Date of issue: *22.12.2006*

Period of validity: *till 01.12.2011*

Authority which issued the licence: *Verkhne-Obskoye Basin Authority of the Federal Water Resources Agency, Water Resource Department for Kemerovo region*

Authorized activities: *waste water discharge.*

Number: *KEM 00760 VE*

Date of issue: *02.10.2000*

Period of validity: *till 01.08.2010*

Authority which issued the licence: *Natural Resources Committee for Kemerovo region of the Russian Federation Ministry of Natural Resources.*

Authorized activities: *underground waters extraction for utility and drinking water supply.*

Number: *KEM 00,974 TR*

Date of issue: *28.05.2002*

Period of validity: *till 30.06.2016*

Authority which issued the licence: *Natural Resources Committee for Kemerovo region of the Russian Federation Ministry of Natural Resources.*

Authorized activities: *geological studying and production of loams, sand and sand-gravel mixtures at Severny site (ash dump No.2)*

Number: *OT-63-000603 (22)*

Date of issue: *29.12.2007*

Period of validity: *till 29.12.2012*

Authority which issued the licence: *Federal Service for Environmental, Technological and Nuclear Supervision for Altai territory.*

Authorized activities: *Collection, utilisation, decontamination, transportation, disposal of dangerous waste.*

Number: *D 962320*

Date of issue: *11.12.2007*

Period of validity: *till 11.12.2012*

Authority which issued the licence: *Federal Agency for Construction and Housing and Utilities Infrastructure.*

Authorized activities: *construction of buildings and structures of the 1st and 2nd levels of responsibility; geodetic surveys performed at building sites; fulfilment of the customer functions.*

Number: ***42.21.04.002. L.000030.03.07***

Date of issue: ***07.03. 2007***

Period of validity: ***till 07.03. 2012***

Authority which issued the licence: ***Kemerovo region Directorate of the Federal Supervision Service for Consumer Rights Protection and Human Welfare.***

Authorized activities: ***Activity in the field of use of ionising radiation (generating) sources: operation and storage of (portable) X-ray defectoscopes.***

Number: ***39-KHZH-001025***

Date of issue: ***24.09.2004***

Period of validity: ***till 24.09.2009***

Authority which issued the licence: ***Federal Technological Supervision Service.***

Authorized activities: ***Operation of chemically hazardous industrial facilities (hazardous industrial facilities involved in production, use, processing, emission, storage, handling, destruction of toxic substances i.e. substances capable to cause death of living organisms exposed to such substances and having characteristics specified by item 1 of Appendix 1 to the Federal Law No. 116-FZ of 21 July, 1997 "On safety of hazardous industrial facilities").***

Number: ***39-SKHZHK-001026***

Date of issue: ***24.09.2004***

Period of validity: ***till 24.09.2009***

Authority which issued the licence: ***Federal Technological Supervision Service.***

Authorized activities: ***Operation of explosion-hazardous industrial facilities.***

Number: ***2/04590***

Date of issue: ***24.09.2004***

Period of validity: ***till 24.10.2008***

Authority which issued the licence: ***Ministry of the Russian Federation for Civil Defence, Emergencies and Elimination of Consequences of Natural Disasters, General Directorate of the State Fire-Fighting Service.***

Authorized activities: ***Carrying out works related to installation, repair and maintenance of fire safety systems of buildings and structures.***

Number: ***SO-03-209-1277***

Date of issue: ***13.03.2008***

Period of validity: ***till 13.03.2013***

Authority which issued the licence: ***Federal Ecological, Technological and Nuclear Supervision Service.***

Authorized activities: ***Operation of items containing radioactive substances. The Issuer does not carry out activity on provision of telecommunication services, or mining operations.***

3.2.6. Joint activities of the Issuer

Information on activities carried out by the Issuer jointly with other organisations.

To be specified: amount of investments, purpose of investments (attainment of profit, other purposes) and financial result received for the last complete financial year and the last complete accounting period till the end date of the last accounting quarter for each kind of joint activity.

The Issuer does not carry out joint activity with other entities.

3.2.7. Additional requirements to issuers which are joint-stock investment funds, insurance or credit institutions, mortgage agents

The Issuer is not a joint-stock investment fund, insurance or credit institution, or mortgage agent.

3.2.8. Additional requirements to issuers whose core business is mining

Issuer core business does not include mining including mining of precious metals and precious stones. The Issuer does not have subsidiaries or affiliates carrying out such activity.

3.2.9. Additional requirements to issuers whose core business is rendering of telecommunication services

The Issuer does not provide telecommunication services.

3.3. Issuer's activity prospects

Issuer's plans concerning future activity and sources of future incomes, including plans regarding launching of new production, expansion or curtailment of production, development of new kinds of products, modernisation and rehabilitation of fixed assets, eventual change of core activity:

Future activity of the Issuer is determined by the main industrial challenges it is facing today, namely:

- *Ensuring reliable supply of customers of Kemerovo area and Altai territory with electrical power and heat, especially in the period of winter peak loads;*
- *Fulfilment in 2008 of the approved plan of repair of basic mechanical equipment in all branches of the power generation company;*
- *Fulfilment of the investment program for 2008-2011;*
- *Fulfilment of the additional share issue financial program;*
- *Fulfilment of measures stipulated by the Issuer's Environmental Policy Implementation Program for 2008:*

- Modernisation of the combustion chamber with arrangement of two-step fuel burning system in the boiler, station No. 9 of Tom-Usinskaya State District Power Station;

- Installation of an increased water pressure system on atomizer nozzles of Venturi tubes on shell of boiler, station No.4 "B" of Belovskaya SDPS;

- Modernisation of electric precipitators of boiler unit TP-87, station No. 12 of Kemerovskaya SDPS with rehabilitation and replacement of equipment as per technology of Alstom Power STAVAN;

- Rehabilitation of the fire chamber of boiler, station No.10 of Kemerovskaya Combined Heat & Power Station including introduction of three-level fuel burning process;

- Rehabilitation of ash collectors of boiler, station No.13, of Novokemerovskaya CHPS;

- Rehabilitation of Venturi tubes and scrubbers with installation of swirl grates in Venturi tube and an irrigated insert of guide vanes at the scrubbers inlet of boilers, station Nos 15.16 of Kuznetskaya Combined Heat & Power Station.

Main objective of the investment activity of OAO Kuzbassenergo in the near-term outlook is to improve the competitiveness of the Company, to maximise profit, to ensure reliability of functioning of the electric power system. Proceeding from this the Company faces a challenge of formation of the investment policy based on principles of economic efficiency and expediency, effectivization of use of financial resources and their concentration on the most perspective and significant projects.

Within the framework of solution of this task during the next three years the investment program of OAO Kuzbassenergo from the point of view of structure will include:

1. Investment objects ensuring economic benefit, including:

• new construction and modernisation projects of the core business of the Company, relating to commissioning of new capacities, and increasing efficiency of operation of equipment;

• projects pertaining to connection of new customers;

• projects ensuring economic benefit due to reduction of current costs and losses.

2. Investment objects which do not ensure obvious or expected economic benefit, including:

• projects of modernisation of operating enterprises due to extreme technical necessity (maintenance or recovery of working capacity of equipment);

• projects connected with augmentation of reliability, power redundancy, modernisation or installation of automatics, communication facilities, perfection of commercial accounting systems;

• projects aimed at improvement of ecological parameters of operating equipment and meeting the requirements of the environmental legislation.

The largest and most significant for the Company investment object during the next three years will be the following projects:

1. Projects of construction of new and modernisation of active generating capacities.

Construction of turbine unit, type T-120–130, station No.15, of at Novo-Kemerovskaya Combined Heat & Power Station (commissioning in 2008)

The project purpose is:

• to cover heating load of the left-bank part of the city of Kemerovo;

• to replace the retiring capacity of worn-out and obsolescent turbines PT-50/60, station Nos 8 and 11 and R-50, station No.10.

Total cost of this investment project is 1,508.1 million RUB (without VAT).

The project is at the stage of implementation. A package of civil and erection works is under way.

Replacement of the turbine unit, station No.3 on R-12-3.4 at Kuznetskaya Combined Heat & Power Station (commissioning in 2008)

The project purpose is:

• to replace turbine unit, station No.3 which was withdrawn from operation due to expired service life;

• to improve technical-and-economic performance of the enterprise.

Total cost of this investment project is 136.9 million RUB (without the VAT).

The project is at the stage of implementation. A package of civil and erection works is being carried out.

Expansion of Tom-Usinskaya State District Power Station by installing additional 660 MW power generating unit (commissioning in 2011-2012)

The purpose of the project is:

• to eliminate energy shortage in the Southern power district of the region and to prevent its occurrence across Kuzbass as a whole;

• to increase OAO Kuzbassenergo share on the New Wholesale Power Market;

• to increase the efficiency of production through implementation of state-of-the-art technologies with a high efficiency factor.

Preliminary cost of this investment project is 26,597 million RUB (without VAT).

The project is at the preinvestment stage. The Company management together with the Company shareholders conducts studies to determine an optimum configuration of the unit, its capacity and cost.

Replacement of type K-200-130 turbine of unit 4 by a new one, type K-215-130 at Belovskaya State District Power Station (commissioning in 2010)

The project purpose is:

• to replace capital equipment with expired service life;

• to increase reliability and overall performance of the station;

• *to improve technical-and-economic performance of the enterprise.*

Preliminary cost of this investment project is 1383.4 million RUB (without VAT).

The preinvestment stage under this project has been completed.

Replacement of type R-35-130 turbine, station No.9, by a new one, of T-120-130 type at Kemerovskaya State District Power Station

The project purpose is:

• *to cover heating load of the left-bank part of the city of Kemerovo;*

• *to enhance reliability of electric and heat supply of industrial consumers and population of the city of Kemerovo;*

• *to improve technical-and-economic performance of the enterprise.*

Preliminary cost of this investment project is 1,869.3 million RUB (without VAT).

The preinvestment stage under this project has been completed.

The Company management together with Company shareholders carried out analysis of forecasts of growth of connected loads and heat energy consumption in the city of Kemerovo. Based on results of analysis the Company is refining optimum terms of implementation of this investment project.

Besides, in 2008-2010 OAO Kuzbassenergo plans to implement the following projects aimed at development and modernisation of thermal networks:

Construction of the 2nd starting complex of the heat supply pipeline from Kemerovskaya Combined Heat & Power Station to Rudnichny district of the city of Kemerovo (commissioning in 2008)

The purpose of the project:

• *Connection of thermal networks of Rudnichny district to the heat supply pipeline;*

• *Enhancing reliability and quality of heat supply of customers;*

• *Increasing generation of heat energy and reduction of its production cost.*

The cost of this investment project is 650.0 million RUB (without VAT).

Construction of the heating main from Barnaulskaya Combined Heat & Power Station-1 to the Colophony-Turpentine Plant of Barnaul Central Heating Station, city of Barnaul (2008-2009)

The purpose of the project:

• *Providing for perspective housing development of microdistrict Obskoy boulevard;*

• *Removing load from the Colophony-Turpentine Plant;*

• *Improving hydraulic regimes of the central part of the city of Barnaul.*

Preliminary cost of this investment project is assessed at 437 million RUB (without VAT).

Change-over of Zaiskitimskaya Boiler-House of Heat Networks Directorate, city of Kemerovo to burning natural gas (2008-2009)

The purpose of the project is:

• *to reduce expenses for fuel;*

• *to decrease significantly emissions of harmful substances into the atmosphere, in particular, to exclude emissions of sulphurous anhydride and vanadium pentoxide.*

Preliminary cost of this investment project is assessed at 145 million RUB (without VAT).

As it has been already noted, a considerable share among investment objects in 2008-2010 will take investment projects intended for recovery of operating capacity, maintenance of reliability and improvement of ecological parameters of the operative equipment. The largest among them are:

- ***Rehabilitation of the main steam supply line of Barnaulskaya Combined Heat & Power Station-2, preliminary cost of works is assessed at more than 600 million RUB;***

- ***Rehabilitation of boiler, station No.14 at Kemerovskaya State District Power Station to reduce emissions of nitrogen oxides, the cost of works is assessed at 200 million RUB.***

3.4. Issuer participation in industrial, bank and financial groups, holdings, concerns and associations

The Issuer does not participate in industrial, bank and financial groups, holdings and concerns.
The Issuer is a member of Russian Association of Employers Electrical Power Industry.

3.5. Subsidiary and associated companies of the Issuer

1) Full business name: ***Open Joint-Stock Company Prokopievskenergo.***
Short business name: ***OAO Prokopievskenergo.***
Place of business: ***Russia, 653000, Kemerovo region, city of Prokopievsk, Energeticheskaya street, 14.***
Grounds for recognizing the company as subsidiary or associated with respect to the Issuer: ***The company is considered to be the Issuer's subsidiary due to the Issuer's controlling participation in the authorised capital of the company.***
Issuer share in the authorised capital of this company: ***60%.***
Share of common stock of this company held by the Issuer: ***60%.***
Subsidiary share in the authorised capital of the Issuer: ***none.***
Share of common stock in the Issuer held by this company: ***none.***
Description of core activities: ***Providing users with electric and heat power through its acquisition, transformation, distribution, transfer and sale; repair of electrical measuring instruments, electrical equipment, watt-hour electric metres; operation and adjustment of lifting mechanisms and facilities; construction and erection activity; carrying out carriage, forwarding and other activity associated with transportation process; building and operation of petrol stations; carrying out trading, intermediary and foreign trade activities; providing assistance in conducting research, development, design, technological and practical application activities.***

Importance of this company for Issuer's activity: ***Participation of OAO Kuzbassenergo in this company has a strategic importance.***

Members of the Board of Directors:

1. EROFEEV Alexander Kupriyanovich, born in 1959
Function(s): ***Chairman of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

2. SHATSKY Pavel Olegovich, born in 1972
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: *none.*
Share of Issuer's common stock held by this person: *none.*

*3. **NIKOLAEV** Dmitry Nikolaevich, born in 1963*
Function(s): ***Member of the Board of Directors, Deputy Chairman of the Board of Directors***
Share in the authorised capital of the Issuer: *none.*
Share of Issuer's common stock held by this person: *none.*

4. SKOROKHODOV Dmitry Viktorovich, born in 1977
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***0.0008%.***
Share of Issuer's common stock held by this person:***0.0008%.***

5. SHEIBAK Yury Vladimirovich, born in 1953
Function(s): ***Member of the Board of Directors, Director for Market Operations***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

Members of the collective executive body (Management Board):

1. RYABOVA Nadezhda Semenovna, born in 1956
Share in the authorised capital of the Issuer: none.
Share of Issuer's common stock held by this person: none.

2. BELSH Svetlana Aleksandrovna, born in 1953
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

3. SHEYKO Evgeniy Aleksandrovich, born in 1973
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

4. KAZAKOVA Ekaterina Nikolaevna, born in 1979
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

5. BORISOV Vladimir Petrovich, born in 1970
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

6. BAULIN Vladimir Nikolaevich, born in 1969
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

Person acting as the sole executive body:

RYABOV Vladimir Vladimirovich, 1969
Function(s): ***Sole executive body (General Director), Chairman of the Management Board.***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

2) Full business name: *Open Joint-Stock Company Kuzbasskaya Energoremontnaya **Kompaniya.***
Short business name: *OAO Kuzbassenergoremont.*
Place of business: *Russian Federation, 650000, city of Kemerovo, Karbolitovskaya **street, 10.***
Grounds for recognizing the company as subsidiary or associated with respect to the Issuer: ***The company is considered to be the** Issuer's subsidiary due to the Issuer's controlling **participation in the authorised** capi-*

tal of the company.

Issuer share in the authorised capital of subsidiary company: *100%.*

Share of common stock in the subsidiary company held by the Issuer: *100%.*

Subsidiary share in the authorised capital of the Issuer: *none.*

Share of common stock in the Issuer held by the subsidiary company: *none.*

Description of core activities of the company: ***Carrying out any civil and erection works at building, reconstruction, modernisation, as well as repair of any industrial and civil facilities in the capacity of general contractor or subcontractor; quality control of civil works and building products, including performance of works under contracts for outside organisations; production and sale of any construction materials, structures and items, including those subject to control of authorities of Federal Committee for Mining and Industrial Supervision (Gosgortekhnadzor) of Russia; building of gas-handling facilities, gas control units and installations, gas pipelines and the gas equipment of industrial, agricultural, and other enterprises using natural gas; installation, adjustment and repair of power facilities, electrical and heat power equipment and electric power installations of users.***

Importance of this company for Issuer's activity: ***The Company was created as a result of split-off of centralised power equipment repair divisions of OAO Kuzbassenergo. The Company is now a contractor engaged in fulfilment of repair work at power facilities of the Issuer. Participation of OAO Kuzbassenergo in this company has a strategic importance.***

Members of the Board of Directors:

1. GRETSINGER Yury Aleksandrovich, born in 1953
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

2. SKOROKHODOV Dmitry Viktorovich, born in 1977
Function(s): ***Chairman of the Board of Directors***
Share in the authorised capital of the Issuer: ***0.0008%.***
Share of Issuer's common stock held by this person:***0.0008%.***

3. SOROKIN Igor Yurievich, born in 1974
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

4. RAKITINA Yulia Vladimirovna, born in 1980
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

5. MAZURKOVA Anastasiya Sergeevna, born in 1979
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

The election of a collective executive body (Management Board) of OAO Kuzbassenergoremont is not stipulated by the Company Charter.

Person acting as the sole executive body:
LERMONTOV Yury Borisovich, 1967
Function(s): *Sole executive body (General Director)*
Share in the authorised capital of the Issuer: *none.*

Share of Issuer's common stock held by this person: ***none.***

3) Full business name: ***Open Joint-Stock Company Kuzbasstekhenergo Engineering and Analytical Centre.***
Short business name: ***OAO IATS Kuzbasstekhenergo.***
Place of business: ***650021, Russia, city of Kemerovo, Stantsionnaya street, 17.***
Grounds for recognizing the company as subsidiary or associated with respect to the Issuer: ***The company is considered to be the Issuer's subsidiary due to the Issuer's controlling participation in the authorised capital of the company.***
Issuer share in the authorised capital of subsidiary company: ***100%.***
Share of common stock in the subsidiary company held by the Issuer: ***100%.***
Subsidiary share in the authorised capital of the Issuer: ***none.***
Share of common stock in the Issuer held by the subsidiary company: ***none.***
Description of core activities of the company: ***Maintaining serviceability of Combined Heat & Power Stations; providing repair and maintenance services for instruments, measurement and control tools, etc.; testing and analysing mechanical and electrical characteristics of finished products.***
Importance of this company for Issuer's activity:
OAO Engineering and Analytical Centre Kuzbasstehenergo was created on the basis of structural division of OAO Kuzbassenergo, Engineering and Analytical Centre within the framework of reforming of the electrical power complex. Currently OAO Engineering and Analytical Centre Kuzbasstehenergo is the Issuer's contractor for provision of engineering services. Participation of OAO Kuzbassenergo in this company has a strategic importance.

Members of the Board of Directors:

1. TOLSTIKOV Victor Sergeevich, born in 1958
Function(s): ***Chairman of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

2. PONOMAREVA Svetlana Stanislavovna, born in 1975
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

3. SELIVERSTOVA Tatyana Aleksandrovna, born in1972
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

4. VORONOV Igor Vladimirovich, born in 1975
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

5. GONCHAROV Igor Mikhailovich, born in 1968
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

The election of a collective executive body (Management Board) of OAO IATS Kuzbasstekhenergo is not stipulated by the Company Charter.

Person acting as the sole executive body:
YASHCHININ Vladimir Borisovich, born in 1963
Function(s): ***Sole executive body (General Director).***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

4) Full business name: ***Closed Joint-Stock Company Kuzbassenergo Motor Transport Company.***
Short business name: ***ZAO ATP Kuzbassenergo.***
Place of business: ***Russia, 650021, city of Kemerovo, Stantsionnaya street, 4.***
Grounds for recognizing the company as subsidiary or associated with respect to the Issuer: ***The company is considered to be the Issuer's subsidiary due to the Issuer's controlling participation in the authorised capital of the company.***
Issuer share in the authorised capital of subsidiary company: ***100%.***
Share of common stock in the subsidiary company held by the Issuer: ***100%.***
Subsidiary share in the authorised capital of the Issuer: ***none.***
Share of common stock in the Issuer held by the subsidiary company: ***none.***
Description of core activities of the company: ***Providing transportation and forwarding services to legal persons and individuals; maintenance and repair of vehicles of legal persons and individuals; capital construction of industrial and public facilities; redesigning of technological buildings and structures; establishing processing plants for production of consumer goods.***
Importance of this company for Issuer's activity:
The company was created at restructuring of OAO Kuzbassenergo through splitting-off of non-core activities. Currently the company is the main supplier of motor transport services to the Issuer. Participation of OAO Kuzbassenergo in this company has a strategic importance.

Members of the Board of Directors:

1. SKOROKHODOV Dmitry Viktorovich, born in 1977
Function(s): ***Chairman of the Board of Directors***
Share in the authorised capital of the Issuer: ***0.0008%.***
Share of Issuer's common stock held by this person: ***0.0008%.***

2. BENEDIKTOV Andrey Aleksandrovich, born in 1974
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

3. GONCHAROV Igor Mikhailovich, born in 1968
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: *none.*
Share of Issuer's common stock held by this person: *none.*

4. KOVALENKO Andrey Igorevich, born in 1980
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: *none.*
Share of Issuer's common stock held by this person: *none.*

5. KOSTIN Roman Sergeevich, born in 1980
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

Members of collective executive body (Management Board):

1. ZHELUDKO Anatoly Maksimovich, born in 1950
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

2. KUDRYASHOVA Tatyana Anatolievna, born in 1952
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

3. MALTSEVA Irina Nikolaevna, born in 1960
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

***4. CHUREKOV Mikhail Valerievich**, born in 1974*
Share in the authorised capital of the Issuer: *none.*
Share of Issuer's common stock held by this person: *none.*

Person acting as the sole executive body:
***TRUSHKOV** Vyacheslav Leonidovich, born in 1969*
Function(s): ***Sole executive body** (General Director), Chairman of the Management Board.*
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

5) Full business name: ***Closed Joint-Stock Company Health Service "Health Centre "Energetik".***
Short business name: ***ZAO MSCH Health Centre "Energetik".***
Place of business: ***650000, Russia, city of Kemerovo, Kuzbasskaya street, 37.***
Grounds for recognizing the company as subsidiary or associated with respect to the Issuer: ***The company is considered to be the Issuer's subsidiary due to the Issuer's controlling participation in the authorised capital of the company.***
Issuer share in the authorised capital of subsidiary company: ***100%.***
Share of common stock in the subsidiary company held by the Issuer: ***100%.***
Subsidiary share in the authorised capital of the Issuer: ***none.***
Share of common stock in the Issuer held by the subsidiary company: ***none.***
Description of core activities of the company: ***Activity of medical institutions; retail trade in pharmaceutical products; retail trade in medical products and orthopedic items;** production of medicines; **wholesale trade in pharmaceutical and** medical products, medical equipment and orthopedic **items; formation for adults and other kinds of education** not included in other groups; stomatologic practice.*

Importance of this company for Issuer's activity: *ZAO MSCH "Health Centre "Energetik" **was established on 18 July 2002 at** restructuring of OAO Kuzbassenergo through splitting-off of non-core **activities. Currently the company is** the only supplier of medical services to the Issuer and its subsidiaries. **Participation of OAO Kuzbassenergo** in this company has a strategic importance.*

Members of the Board of Directors:

1. SKOROKHODOV Dmitry Viktorovich, born in 1977
Function(s): ***Chairman of the Board of Directors***
Share in the authorised capital of the Issuer: *0.0008%.*
Share of Issuer's common stock held by this person: *0.0008%.*

2. AFANASIEV Alexander Alekseevich, born in 1969
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

3. GOLOFAST Dmitry Yakovlevich, born in 1965
Function(s): ***Member of the Board of Directors, Deputy Chairman of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

4. SMIRNOV Anton Olegovich, born in 1975
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

5. PONOMAREVA Svetlana Stanislavovna, born in 1975
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

Members of the collective executive body (Management Board):

1. CHUREKOVA Natalia Georgievna, born in 1950
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

2. KOZLOVA Olga Aguryanovna, born in 1963
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

3. YELIN Boris Petrovich, born in 1953
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

4. GOROKHOVA Tatyana Lvovna, born in 1954
Share in the authorised capital of the Issuer: *none.*
Share of Issuer's common stock held by this person: *none.*

Person acting as the sole executive body:

***AGAFONOVA** Tamara Nikolaevna, born in 1954*
Function(s): ***Sole executive body** (General Director), Chairman of the **Management Board.***
Share in the authorised capital of the Issuer: *none.*
Share of Issuer's common stock held by this person: *none.*

6) Full business name: ***Open Joint-Stock Company Kuzbassenergoservis.***

Short business name: ***OAO Kuzbassenergoservis.***

Place of business: ***650000, Russia, city of Kemerovo, Karbolitovskaya street, 10.***

Grounds for recognizing the company as subsidiary or associated with respect to the Issuer: ***The company is considered to be the Issuer's subsidiary due to the Issuer's controlling participation in the authorised capital of the company.***

Issuer share in the authorised capital of subsidiary company: ***100%.***

Share of common stock in the subsidiary company held by the Issuer: ***100%.***

Subsidiary share in the authorised capital of the Issuer: ***none.***

Share of common stock in the Issuer held by the subsidiary company: ***none.***

Description of core activities of the company: ***Providing services in installation, repair and maintenance of electric equipment not included in other groups; activity in the field of architecture; engineering designing; prospecting and geophysical surveys; geodetic and cartographical activity; activity in the field of standardization and metrology; activity in the field of hydrometeorology and adjacent fields; activity associated with solution of technical problems not included in other groups; performance of other civil works; retail trade in unspecialized shops (mainly in food products, including drinks, and tobacco goods); retail trade in clothes; retail trade in household chemical goods, synthetic detergents, wall-paper and floor coatings; production of metal structures; arranging freight transportations; investments in securities; market trends research; other wholesale trade.***

According to the award of the Arbitration tribunal of Kemerovo region on case No. 27-12936/2006-4 of 21.02.2007 of OAO Kuzbassenergoservis was recognised inconsistent (bankrupt) and bankruptcy proceedings were initiated for a period of 12 months.

According to item 2 of article 126 of the Federal Law "On insolvency (bankruptcy)" since the date when the arbitration court takes the decision on recognizing the debtor a bankrupt and on initiating bankruptcy proceedings the authorities of the chief executive body of the debtor and other management bodies of the debtor – except for authorities of the debtor's management bodies, which according to constituent instruments of the debtor are empowered to take decisions on conclusion of large transactions, on conclusion of agreements on terms and conditions of provision of financial resources by a third person or third persons to enable the debtor to discharge its liabilities – shall be terminated.

Official receiver: TOGULEV Valery Mikhailovich, 1958

Residence: ***Russia, Kemerovo region, Kemerovo, b-r Stroiteley 28/1 - 135.***

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

7) Full business name: ***Open Joint-Stock Company Barnaulteplosetremont.***

Short business name: ***OAO BTSR.***

Place of business: ***656037, Altai territory, city of Barnaul, Brilliantovaya street, 2.***

Grounds for recognizing the company as subsidiary or associated with respect to the Issuer: ***The company is considered to be the Issuer's subsidiary due to the Issuer's controlling participation in the authorised capital of the company.***

Issuer share in the authorised capital of subsidiary company: ***100%.***

Share of common stock in the subsidiary company held by the Issuer: ***100%.***

Subsidiary share in the authorised capital of the Issuer: ***none.***

Share of common stock in the Issuer held by the subsidiary company: ***none.***

Description of core activities of the company: ***repair of heat networks, hydraulic ash removal networks, buildings and structures, including carrying out capital and medium repairs of main and accessory equipment of Combined Heat & Power Stations; heat, trunk and distribution electrical grids; repair of power facilities, electrical and heat power equipment and power plants of users; installation of main and accessory equipment of power stations, including installation of elevating mechanisms; carrying out construction and***

***repair works; repair and installation** of heat insulation of boiler **houses, turbine units and pipelines; repair of power-generating equipment**, modernisation and reconstruction **of power installations; manufacturing of spare parts, mechanical aids**, repair jigs and tooling.*

Importance of this company for Issuer's activity: *According to the **contract of purchase of shares No. 1975 of 01.03.2007 OAO Kuzbassenergo** is the sole owner of OAO Barnaulteplosetremont **from 24.04.2007. Currently the company is the main** contractor of thermal networks **of the city of Barnaul. Participation of OAO Kuzbassenergo in this company** has a strategic importance.*

Members of the Board of Directors:

***1. SKOROKHODOV Dmitry** Viktorovich, born in 1977*
Function(s): ***Chairman of the** Board of Directors*
Share in the authorised capital of the Issuer: *0.0008%.*
Share of Issuer's common stock held by this person:*0.0008%.*

2. GONCHAROV Igor Mikhailovich, born in 1968
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

3. GRETSINGER Yury Aleksandrovich, born in 1953
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

4. GNEZDILOV Mikhail Vladimirovich, born in 1982
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

5. VASILEVA Yulia Vladimirovna, born in 1979
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

The election of a collective** executive body (Management Board) **of OAO BTSR is not stipulated by the Company Charter.

Person acting as the sole executive body:

LISIN Anton Gennadievich, born in 1972
Function(s): ***Sole executive body** (General Director).*
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

3.6. Composition, structure and cost of fixed assets of the Issuer, information on plans on acquisition, replacement, retirement of fixed assets, as well as on all facts of encumbrance of fixed assets of the Issuer

3.6.1. Fixed assets

Information on original (replacement) value of fixed assets and the amount of charged depreciation:

Fixed assets group designation	Original (replacement) value, thou RUB	Charged depreciation amount, thou RUB
Balance sheet date: *31.12.2007*		
1. Industrial buildings	*9,363,344*	*3,500,505*
2. Hydraulic structures	*1,766,490*	*965,295*
3. Electric power transmission lines	*69,963*	*19,012*
4. Heat-supply systems	*7,894,715*	*4,746,897*
5. Equipment	*22,453,989*	*16,814,751*
6. Electric power substations	*62,881*	*15,674*
7. Non-productive permanent assets	*96,032*	*14,111*
8. Other	*8,242,938*	*5,363,154*
9. Land lots	*439,702*	-
Total:	*50,390,054*	*31,439,399*
Balance sheet date: *31.03.2008*		
1. Industrial buildings	*9,576,071*	*3,564,238*
2. Hydraulic structures	*1,766,490*	*987,987*
3. Electric power transmission lines	*69,963*	*19,758*
4. Heat-supply systems	*7,709,817*	*4,818,288*
5. Equipment	*21,437,185*	*15,968,713*
6. Electric power substations	*896,876*	*818,338*
7. Non-productive permanent assets	*96,032*	*14,586*
8. Other	*8,405,385*	*5,618,196*
9. Land lots	*439,573*	-
Total:	*50,397,392*	*31,810,104*

Details of methods of charging depreciation by fixed assets groups:

Fixed assets depreciation is charged by the straight-line method on the basis of useful life of such assets. Depreciation of fixed assets taken onto the books before January 1, 2002 was charged in compliance with the USSR Council of Ministers Resolution No. 1072 of October 22, 1990 "On unified standards of depreciation deductions for complete recovery of fixed assets in the national economy of the USSR". Depreciation of fixed assets taken onto the books starting from January 1, 2002 is charged in compliance with the Russian Federation Government Decree No. 1 of January 1, 2002 "On classification of fixed assets included into depreciation groups" (as amended on November 18, 2006).

Information on the results of the last revaluation of fixed asets and **long-term rented fixed assets accomplished during the last 5 completed** financial years or since the date of the **Issuer State registration in case the Isuer caries out its activity for less** than 5 years, including the revaluation **date, gross and net (less depreciation) balance value of fixed assets** before the re-evaluation, and gross and **net (less depreciation) balance value of fixed assets taking into account** such re-evaluation:

During the last 5 completed financial years revaluation of fixed assets in order to determine gross (replacement) value of fixed assets was selective, which is specified by the revaluation agreement. therefore it is impossible to provide net value for the previous years.

Results of fixed assets revaluation for 5 years:

2003

Sl No.	Branch designation	Number of inventory objects, pcs.	Initial value before the re-evaluation, RUB	Initial (replacement) value as of January 1, 2004 after the re-evaluation, RUB
1	2	*3*	*4*	*5*
1	*Tom-Usinskaya SDPS*	*666*	*4,029,396,074*	*4,785,148,800*
2	*Belovskaya SDPS*	*324*	*4,109,212,417*	*4,538,216,300*

3	Kemerovskaya SDPS	478	3,262,925,480	3,680,305,500
4	Kemerovskaya CHPS	333	939,441,425	1,045,048,400,
5	Novo-Kemerovskaya CHPS	429	3,161,057,213	3,576,038,100
6	Kuznetskaya CHPS	801	2,008,711,923	2,207,101,390
7	OAO Management	43	1,479,342	1,634,100
8	Heat Networks Directorate	384	141,240,928	160,369,700
9	South Kuzbass SDPS *	674	2,423,082,731	2,605,959,520
10	West-Siberian CHPS *	531	3,084,713,131	3,413,518,486
11	East Electric Grids*	171	367,480,061	421,629,700
12	North Electric Grids *	354	1,430,816,540	1,677,796,200
13	Central Electric Grids *	500	2,239,490,953	2,674,719,360
14	South Electric Grids *	586	2,528,981,854	2,977,247,500
15	Energosbyt*	2,358	21,697,314	24,008,330
	Total		29,749,727,386	33,788,741,386

2004

Sl No.	Branch designation	Number of inventory objects, pcs.	Initial value before the re-evaluation, RUB	Initial (replacement) value as of January 1, 2005 after the re-evaluation, RUB
1	2	3	4	5
1	Tom-Usinskaya SDPS	90	1,657,406,556	2,110,571,900
2	Belovskaya SDPS	65	1,185,603,764	1,516,994,000
3	Kemerovskaya SDPS	58	614,011,685	869,830,300
4	Kemerovskaya CHPS	42	317,298,851	411,442,100
5	Novo-Kemerovskaya CHPS	44	1,050,945,606	1,330,610 100
6	Kuznetskaya CHPS	93	1,086,186,649	1,419,637,600
7	OAO Management	2	46,309,587	53,841,000
8	Heat Networks Directorate	135	3,891,944,608	4,888,747,520
9	South Kuzbass SDPS *	71	285,539,219	305,774,800
10	West-Siberian CHPS *	70	1,161,508,161	1,624,566,000
11	East Electric Grids*	147	1,803,023,444	2,306,539,000
12	North Electric Grids *	207	1,358,547,516	1,989,035,834
13	Central Electric Grids *	263	1,331,486,660	2,323,747,300
14	South Electric Grids *	182	2,052,015,064	2,905,386,150
15	Energosbyt*	17	132,565,069	127,437,000
16	Kuzbassenergosvyaz*	1	612,000	740,000
	Total		17,975,004,439	24,184,900,604

2005

Sl No.	Branch designation	Number of inventory objects, pcs.	Initial value before the re-evaluation, RUB	Initial (replacement) value as of January 1, 2006 after the re-evaluation, RUB
1	2	3	4	5
1	Tom-Usinskaya SDPS	21	1,651,860,698	2,734,430,000
2	Belovskaya SDPS	8	1,477,970,524	2,799,157,000
3	Kemerovskaya SDPS	18	1,053,693,151	1,351,621,000
4	Kemerovskaya CHPS	16	407,031,334	715,325,000
5	Novo-Kemerovskaya CHPS	17	1,337,884,300	1,500,833,000
6	Kuznetskaya CHPS	31	1,006,074,390	1,228,385,000

7	*OAO Management*	*5*	*1,398,444*	*3,796,000*
8	*Heat Networks Directorate*	*14*	*8,622,390*	*12,081,000*
9	*South Kuzbass SDPS **	*14*	*706,877,300*	*973,574,000*
10	*West-Siberian CHPS **	*18*	*1,046,310,702*	*1,471,074,000*
11	*East Electric Grids**	*7*	*3,991,115*	*8,407,300*
12	*North Electric Grids **	*17*	*5,848,263*	*8,818,100*
13	*Central Electric Grids **	*57*	*52,769,063*	*39,195,000*
14	*South Electric Grids **	*14*	*5,966,559*	*14,456,100*
	Total		8,766,298,233	12,861,152,500

** branches spun-off in the course of reforming*

*** the table contains data on re-evaluated objects*

2006

Sl No.	Branch designation	Number of inventory objects, pcs.	Initial value before the re-evaluation, RUB	Initial (replacement) value as of January 1, 2007 after the re-evaluation, RUB
1	*2*	*3*	*4*	*5*
1	*Tom-Usinskaya SDPS*	*11*	*5,269,300*	*15,572,733*
2	*Belovskaya SDPS*	*7*	*336,900*	*394,940*
3	*Kemerovskaya SDPS*	*15*	*31,676,500*	*50,760,998*
4	*Kemerovskaya CHPS*	*13*	*14,831,100*	*37,275,473*
5	*Novo-Kemerovskaya CHPS*	*9*	*22,187,319*	*45,430,236*
6	*Kuznetskaya CHPS*	*12*	*733,000*	*1,157,858*
7	*OAO Management*	*1*	*50,800*	*227,966*
	Total		*75,084,919*	*150,820,204*

In 2007 no revaluation of fixed assets was conducted.

Starting from 01.01.2008 the requirement of revaluation of fixed assets was excluded from the accounting policy of the Company for 2008.

Fixed assets revaluation method (using coefficients of the Federal Executive Body for Statistics, market value of the respective fixed assets, confirmed by documents or expert opinions. In case of availability of an expert opinion the appraisal approach shall be specified):

Prior to 2006 fixed assets were revaluated by an independent appraiser, ZAO ENPI Consult. According to the report provided by the independent appraiser, the revaluation was carried out by a direct recalculation of individual objects value (direct estimate method), or through the balance value indexation without regard to individual objects depreciation (method of index numbers) using coefficients of recalculation of construction and erection work value (for real estate objects) or equipment (for immovable property).

For 2006 the fixed assets revaluation on the basis of full replacement value was carried out by consortium of appraisers consisting of ZAO Deloitte & Touche CIS, OOO Institute for Entrepreneurship Problems and OOO AKF Top-Audit using three approaches: profit, comparative and cost approaches. In the previous year transport was revaluated mainly on the basis of manufacturer prices for the equivalent new equipment.

Details of plans for acquisition, replacement, retirement of fixed assets with a value amounting to at least 10 per cent of the Issuer's fixed assets value, and other fixed assets at the Issuer's discretion:

No such plans exist.

Details of encumbrance of the Issuer's fixed assets (including encumbance nature, encumbrance creation date, period of validity and other conditions at the Issuer's discretion):

***50 real estate objects** of Barnaul CHPS-2 and 72 real estate objects of Barnaul CHPS-3. **Encumbrance nature: mortgage.** Creation date: February-March 2007. The period of validity expired on 31 March, 2007 **after full payment** for all acquired real estate objects. The encumbrance will be released upon entering the*

details of the settlement into the Unified State Register of Titles to Reals Estate and Transactions Therewith.

Premises in buildings at the addresses: city of Kemerovo, pr. Kuznetsky, 28 and pr. Lenina, 90/4. Encumbrance nature: lease. Creation date: 31 August, 2007. Period of validity: until 28 February, 2012.

IV. Details of financial and economic activities of the Issuer

4.1. Results of financial and economic activities of the Issuer

4.1.1. Profit and loss

Dynamics of indicators characterizing profitability and loss ratio of the Issuer for the last 5 completed financial years preceding the first quarter, as well as for the first quarter of the current financial year:

Indicator description	Accounting period				
	31.12.2003	31.12.2004	31.12.2005	31.12.2006	31.12.2007
Earnings, RUB. *Total revenue from sale of goods, products, works, services.*	*16993144,000*	*16704631000*	*19,710,417,000*	*17,604,706,000*	*18,719,583,000*
Gross profit, RUB *Earnings – prime cost of sold goods, products, works, services (excluding commercial and administrative expenses).*	*1667383000*	*1879628000*	*2,157,122,000*	*1,475,295,000*	*645,195,000*
Net profit (retained profit (uncovered loss)), RUB *Net profit (loss) of the accounting period*	*790,000*	*-390,580,000*	*544,879,000*	*309,463,000*	*2,924,233,000*
Return on equity, % *(net profit) / (capital and reserves – terget financing and receipts + deferred income – treasury shares) x 100*	*0.00*	*-1.60*	*1.99*	*1.76*	*10.43*
Return on assets, % *(net profit) / (balance sheet assets value) x 100*	*0.00*	*-1.19*	*1.61*	*1.44*	*9.61*
Net profit ratio, % *(net profit) / (earnings) x100*	*0.005*	*-2.34*	*2.76*	*1.76*	*15.62*
Product (sales) profitability, % *(profit on sales) / (earnings) x 100*	*9.70*	*11.25*	*10.85*	*8.31*	*3.37*
Capital turnover, times *(earnings) / (balance sheet assets value – short-term liabilities)*	*0.63*	*0.60*	*0.69*	*0.91*	*0.66*
Uncovered loss amount as of the accounting date, RUB *uncovered loss of previous years + uncovered lost of the accounting year*	*0*	*-390580000*	*0*	*0*	*0*
Relation of uncovered loss as of the accounting date to balance sheet total, % *(Uncovered loss amount as of the accounting date) / (Balance sheet assets value) x 100*	*0.00*	*-0.01*	*0.00*	*0.00*	*0.00*

Indicator description	Accounting period	
	31.03.2007	31.03.2008
Earnings, RUB. *Total revenue from sale of goods, products, works, services.*	*5,770,201,000*	*6,986,066,000*
Gross profit, RUB *Earnings – prime cost of sold goods, products, works, services (excluding commercial and administrative expenses).*	*1,056,980,000*	*609,555,000*
Net profit (retained profit (uncovered loss)), RUB *Net profit (loss) of the accounting period*	*1,731,039,000*	*400,017,000*
Return on equity, %	*8.77*	*1.43*

(net profit) / (capital and reserves – terget financing and receipts + deferred income – treasury shares) x 100		
Return on assets, % *(net profit) / (balance sheet assets value) x 100*	*6.79*	*1.27*
Net profit ratio, % *(net profit) / (earnings) x100*	*30.0*	*5.73*
Product (sales) profitability, % *(profit on sales) / (earnings) x 100*	*18.25*	*8.66*
Capital turnover, times *(earnings) / (balance sheet assets value – short-term liabilities)*	*0.274*	*0.24*
Uncovered loss amount as of the accounting date, RUB *uncovered loss of previous years + uncovered lost of the accounting year*	*0*	*0*
Relation of uncovered loss as of the accounting date to balance sheet total, % *(Uncovered loss amount as of the accounting date) / (Balance sheet assets value) x 100*	*0.00*	*0.00*

To calculate the above indicators, use was made of the procedure recommended by the "Regulation on information disclosure by Issuers of equity securities" approved by the order of the Federal Service for Financial Markets.

Economyc analysis of the Issuer profitability/loss ratio on the basis of dynamics of the provided indicators. Information on reasons that, according to the Issuer management bodies, caused the losses/profit of the Issuer stated in the Issuer's accounting as of the end of the accounting quarter as compared to the same period of the previous year:

As of 31.12.2003 the Issuer's net profit amounted to 790 thousand RUB

As of 31.12.2004 the Issuer's loss amounted to 390,580 thousand RUB

Factors: ***charging fees and penalties for pollution emissions, including those exceeding permissible limits, in the amount of 712,030 thousand RUB according to the award of the Kemerovo region Arbitration court.***

As of 31.12.2005 the Issuer's net profit amounted to 544,879 thousand RUB

Factors: ***as compared to 2004, revenues increased by 18 %. It was the major factor which influenced the dynamics of indicators.***

As of 31.12.2006 the Issuer's net profit amounted to 309,463 thousand RUB

Factors: ***The table provided below serves for the purposes of information disclosure as regards profitability / loss ratio of the Issuer and main reasons that, according to the Issuer management bodies, caused the respective results:***

Analysis of the Issuer's revenues variations in 2005 – 2006					
Indicator description	2005 report, thou RUB	2006 report, thou RUB	change		reason
			absolute, thou RUB	comparative, %	
1	2	3	4	5	6
Earnings, total	***19,710,417***	*17,604,706*	***-2,105,711***	*-10.7*	*Spin-off since July 1, 2006 of generation companies OAO South Kuzbass SDPS and OAO West Siberian CHPS, spin-off since July 1, 2006 of 4 electric grids companies, introduction of the New Wholesale Electric Energy (Power) Market since July 1, 2006*
including,					
- electric power	*14,722,418*	*12,836,736*	*-1,885,682*	*-12.8*	*Spin-off since July 1, 2006 of generation companies OAO South Kuzbass SDPS and OAO West Siberian CHPS,*

					introduction of the New Wholesale Electric Energy (Power) Market since July 1, 2006
- heat power	3,934,570	4,022,852	88,282	2.2	Heat power tariff growth by 10%
- other products	1,053,429	745,118	-308,311	-29.3	
of them:					
profit on power transportation	263,817	42,663	-221,154	-83.8	Spin-off since July 1, 2006 of 4 electric grids enterprises
sale of other goods, works, services of industrial nature	783,072	697,556	-85,516	-10.9	Drop of profit on sale of electric power (-76,297,000 RUB) in the free market sector due to the introduction of the New Wholesale Electric Energy (Power) Market since July 1, 2006
sale of other goods, works, services of non-industrial nature	6,540	4,899	-1,641	-25.1	

As of 31.12.2007 the Issuer received 2,924,233 thousand RUB of net profit.

Factors: ***The table provided below serves for the purposes of information disclosure as regards profitability / loss ratio of the Issuer and main reasons that, according to the Issuer management bodies, caused the respective results:***

Indicator description	2006 report, thou RUB	2007 report, thou RUB	change		reason
			absolute, thou RUB	comparative, %	
1	2	3	4	5	6
Earnings, total	17,604,706	18,719,583	1,114,877	6.33	
including,					
- electric power	12,987,864	12,328,956	-658,908	-5.07	Spin-off since July 1, 2006 of generation companies OAO South Kuzbass SDPS and OAO West Siberian CHPS, introduction of the New Wholesale Electric Energy (Power) Market since July 1, 2006
- heat power	4,022,852	6,014,255	1,991,403	49.50	Formation of Barnaul branch on the basis of assets acquired from OAO Altaienergo
- other products	593,990	376,372	-217,618	-36.64	
of them:					
profit on power transportation	42,663	107,652	64,989	152.33	Formation of Barnaul branch on the basis of assets acquired from OAO Altaienergo
sale of other goods, works, services of industrial nature	546,428	264,032	-282,396	-51.68	1. Spin-off since July 1, 2006 of 4 electric grids companies (discontinuation of reception of incomes from

					leasing-out electrical network facilities and incomes from maintenance of electrical network facilities); *2. Spin-off since July 1, 2006 of generation companies OAO South Kuzbass SDPS and OAO West Siberian CHPS, main suppliers of service water in 2006.*
sale of other goods, works, services of non-industrial nature	*4,899*	*4,688*	*-211*	*-4.31*	

4.1.2. Factors which influenced the change of the amount of proceeds from the sale by the Issuer of products, works, services and the amount of the Issuer's profit (loss) from the core business

Factors (effect of inflation, variation of foreign currency exchange rates, resolutions of governmental authorities, other economic, financial, political and other factors) which, according to the Issuer's management bodies, have influenced the amount of the Issuer's revenues from sale of goods, products, works, services, their production and sale costs as well as profit (loss) from the Issuer's core business for the last 5 completed financial years, and for the first quarter of the current financial year, as well as estimation of the influence, which, according to the Issuer management bodies, exerted each of the above factors on the aforesaid indicators of financial and economic activity of the Issuer:

As of December 31, 2003. Growth of earnings in 2003 as compared to 2002 by 14.7 %.
Factors: ***growth of tariff rates due to inflation.***
Influence estimation: ***100 %.***

Production and sales costs (prime costs) as compared to 2002 increased by 21 %.

Factors: ***Costs increase under item 'Fuel' (by 18.7 %, in particular due to change of production volumes, operating regimes and technical-and-economic indices (specific fuel consumption) costs were reduced by -7 % and due to increase of price of equivalent fuel increased by +25.7 %).***

Increase under item 'Purchased energy' occurred due to increased energy purchasing volumes.

Semi-fixed increased within the limits of contractors' materials and services prices rise.

Influence estimation: ***100 %.***

Operating profit as compared to 2002 reduced by 13.4 %.

Factors: ***Prime cost increase.***

Influence estimation: ***100 %.***

As of December 31, 2004. Drop of earnings in 2004 as compared to 2003 by 1.7 %.
Factors: *The decrease of physical volumes of produced products was due to the entry of 2 large consumers to the Federal Wholesale Electric Energy (Power) Market*
Influence estimation: *100 %.*

Production and sales costs (prime costs) as compared to 2003 reduced by 3 %.

Factors: *Costs increase under item 'Fuel' (by 6.7 %, in particular due to change of production volumes, operating regimes and technical-and-economic indices (specific fuel consumption) costs were reduced by -7.5 % and due to increase of price of equivalent fuel increased by +14.2 %).*

Decrease under item 'Purchased energy' occurred due to decreased energy purchasing volumes.

Reduction of repair costs due to cutting-down of expenses for payment of charged fines for emissions above permitted standard (Belovskoye impounding reservoir).

Influence estimation: ***100 %.***

Operating profit as compared to 2003 increased by 12.7 %.

Factors: ***Prime costs reduction.***

Influence estimation: ***100 %.***

As of 31.12.2005 proceeds increased by 18.0 % as compared to 2004.

Factors: ***Tariff growth of due to inflation.***

Influence estimation: ***100 %.***

Production and sales costs (prime costs) as compared to 2004 increased by 18 %.

Factors: ***Costs increase under item 'Fuel' (by 25 %, in particular due to change of production volumes, operating regimes and technical-and-economic indices (specific fuel consumption) costs increased by +7.6 % and due to increase of price of equivalent fuel, by +17.4 %).***

Increase under item 'Purchased energy' occurred due to increased energy purchasing volumes.

Semi-fixed increased within the limits of contractors' materials and services prices rise.

Influence estimation: ***100 %.***

Operating profit as compared to 2004 increased by 14.8 %.

Factors: ***Increased proceeds.***

Influence estimation: ***100 %.***

As of 31.12.2006 proceeds showed diminution by 10.7 % as compared to 2005.

Factors: ***Spinning-off from the Issuer of 2 power stations, 4 electrical networks companies in the course of the electric power industry reforming; introduction of the new energy and power market in the Russian Federation.***

Influence estimation: ***100 %.***

Production and sales costs (prime costs) reduced by 7 % as compared to 2005.

Factors: ***Costs increase under item 'Fuel' (by 1.7 %, in particular due to change of production volumes, operating regimes and technical-and-economic indices (specific fuel consumption) costs were cut down by -10.3 % and due to increase of price of equivalent fuel increased by +12.0 %).***

Decrease under item 'Purchased energy' occurred due to decreased energy purchasing volumes.

Reduction of expenditures due to company reforming (spinning-off from 01.07.2006 of generation facilities of South Kuzbass State District Power Station, West-Siberian Combined Heat & Power Station, electrical network companies and power sale companies)

Influence estimation: ***100 %***

Operating profit decreased *by 31.6 % as compared to 2005.*

Factors: ***Decreased proceeds.***

Influence estimation: ***100 %.***

As of 31.12.2007 proceeds *increased by 6.3 % as compared to 2006.*

Factors: ***Establishing Barnaul branch on the basis of assets acquired from OAO Altaienergo.***

Influence estimation: ***100 %.***

Production and sales costs (prime costs) increased by 11 % as compared to 2006.

Factors: ***Costs increase under item 'Fuel' (by 26.8 %, in particular due to change of production volumes, operating regimes and technical-and-economic indices (specific fuel consumption) costs increased by 6.1 % and due to increase of price of equivalent fuel, by +20.7 %).***

Increase under item 'Purchased energy' occurred due to increased energy purchasing volumes.

Influence estimation: ***100 %.***

Operating profit decreased by 56.3 % as compared to 2006.

Factors: ***Increased prime costs.***

Influence estimation: ***100 %.***

Issuer management bodies' opinions as regards the information provided in this item coincide.

4.2. Issuer's liquidity, capital adequacy and current assets

Dynamics of indicators characterizing Issuer's liquidity for the last 5 completed financial years, as well as for the first quarter of the current financial year:

Parameter	Accounting date					
	31.12.2003	*31.12.2004*	*31.12.2005*	*31.12.2006*	*31.12.2007*	*31.03.2008*
Own current assets, RUB *Equity and reserves (less treasury shares redeemed from shareholders) – target financing and proceeds + deferred revenue – non-current assets*	***-1,134,447,000***	***-2,458,834,000***	***-1,915,807,000***	*-1,299,195,000*	***5,832,837,000***	*7,539,715,000*
Fixed assets and non-current assets-to-equity ratio *(Non-current assets + long-term receivables) / Equity and reserves (less treasury shares redeemed from shareholders) – target financing and proceeds + deferred revenue*	***1.10***	***1.15***	***1.08***	*1.08*	***0.80***	***0.74***
Current ratio *(Current assets – long-term receivables) / (Current liabilities less deferred revenue)*	***0.98***	*0.98*	*0.92*	*1.15*	*4.45*	*3.78*
Quick ratio *(Current assets – inventories – input*	*0.61*	*0.58*	*0.49*	*0.61*	*3.55*	*3.29*

value added tax - long-term receivables) / (Current liabilities less deferred revenue)						
Equity ratio *(Equity and reserves (less treasury shares redeemed from shareholders) – target financing and proceeds + deferred revenue) – Non-current assets + current assets)*	***0.76***	***0.75***	***0.81***	*0.82*	***0.92***	***0.89***

To calculate the above parameters, use was made of the procedure recommended in the "Regulations on disclosing of information by the issuers of equity securities" approved by the order of the Federal Service on Financial Markets.

Economic analysis of the Issuer's liquidity and solvency, Issuer's own capital adequacy for discharging current liabilities and covering current operational costs of the Issuer on the basis of economic analysis of dynamics of the above parameters.

Description of factors which, according to the management bodies of the Issuer, caused change of value of any of the above parametres as compared to the previous accounting period by 10 or more percent:

Deficiency of own current assets during the period from 2002 to 2004 increased by 1,829,963 thousand roubles or 3.9 times. Change of this indicator by more than 10% is determined by net (undistributed) losses incurred in 2002 and 2004. Deficiency of own current assets during the period from 2004 to 2006 dropped by 1,159,639 thousand roubles or 1.9 times. It testifies to the strengthening of the Company financial solvency. Growth of this indicator by more than 10% is due to the obtaining of net (retained) profit in 2003, 2005 and 2006.

In 2007 the deficiency of own current assets observed from 2003 to 2006 was eliminated. Availability of own current assets as of 31.12.2007 is caused by the growth of equity capital as a result of additional issue of the Company shares and net (undistributed) profit realized in 2007.

The fixed assets and non-current assets-to-equity ratio characterizes a share of non-current assets within shareholder's equity. For the period under consideration this parameter reached the minimum value of 0.8 in 2007, i.e. the Company's equity capital became a source of formation of current assets.

Current ratio characterising payment possibilities of the Company at full mobilisation of current assets during the periods under consideration attained its peak figure in 2006 – 4.45; the minimum value was observed in 2005 – 0.92 (growth by 3.53 percentage points). The increase in this parameter 3.9 times in 2007 against 2006 is explained by the growth of short-term financial investments in the form of term deposits and repayment of short-term credits.

Quick ratio characterising payment possibilities of the Company at timely settlement of accounts with debtors increased from 0.49 (the minimum value in 2005) to 3.55 in 2007 (growth by 3.06 percentage points), which is the highest parameter for the last five complete financial years. The increase of this parameter 5.8 times in 2007 *against 2006 was due to the growth of debt receivable from heat energy* ***consumers and decrease of*** *current liabilities of the Company.*

Equity ratio determines *the share of assets formed at the expense of own sources. The value of this* ***parameter for considered*** *the period never dropped below 0.60 (recommended value), the peak figure of* ***0.92 also being reached in*** *2007. Issuer dependence on borrowed funds is minimum, the value of this* ***parameter shows the minimum*** *risk of insolvency.*

Issuer management bodies' *opinions as regards the information provided in this item coincide.*

4.3. Amount and structure of the Issuer's capital and current assets

4.3.1. Amount and structure of the Issuer's capital and current assets

Amount and structure of the Issuer's capital for the last 5 completed financial years, as well as for the first quarter of the current financial year:

Parameter	Accounting period					
	31.12.2003	31.12.2004	31.12.2005	31.12.2006	31.12.2007	31.03.2008
a) Authorized capital amount, RUB	*606 163 800*	*606 163 800*	*606 163 800*	*606 163 800*	*706 163 800*	*706 163 800*
Specified authorized capital amount corresponds to the constituent instruments of the Issuer						
b) Total value of shares redeemed by the Issuer for subsequent resale:	-	-	-	-	-	*27 554 000*
Percentage of shares redeemed by the Issuer for subsequent resale (transfer) of total amount of outstanding shares (authorized capital) of the Issuer	-	-	-	-	-	*0.06 %*
c) Amount of the reserve capital formed at the expense of deductions from the Issuer's profit, RUB	*16 818 000*	*16 858 000*	*16 858 000*	*30 308 000*	*30 308 000*	*30 308 000*
d) Capital surplus amount reflecting appreciation of assets revealed on the basis of revaluation results, as well as amount of difference between the selling (offering) price and par value of the Company shares due to selling the shares at a price exceeding their par value, RUB	*23605222000*	*22236879000*	*24844246000*	*15412573000*	*22810459000*	*22810437000*
e) Amount of retained net profit of the Issuer, RUB	*563 501 000*	*1 264 973000*	*1 470 401000*	*1 503 460000*	*4 451 167000*	*4 481 002 000*
f) Total amount of the Issuer's capital, RUB	*24 791 705 000*	*24 124 874 000*	*26 937 669 000*	*17 552 505 000*	*27 986 608 000*	*28 000 357 000*

The structure and volume of current assets of the Issuer according to the book-keeping accounting of the Issuer:

Indicator	Current assets	
	thou RUB	%

Accounting date: ***31.12.2003***		
1. Inventories, including:	*1 199 756*	*.217.333*
- supplies, materials and other equivalent valuables	*1 112 373*	*.416.071*
- rearers and fatteners	-	*.0-*
- expenses in the construction in progress	*865*	*0.012*
- finished products and goods for resale	*2 523*	*0.036*
- goods delivered	*3 064*	*0.044*
- deferred expenses	*80 931*	*1.169*
- other inventories and expenses	-	-
2. VAT for acquired valuavles	*912 987*	*13.190*
3. Accounts receivable (with a maturity within 12 months since the accounting date), including:	*3 466 642*	*50.083*
- buyers and customers	*515 197*	*7.443*
- bills receivable	*672 938*	*9.722*
- arrears of subsidiaries and affiliates	-	-
- arrears of members (founders) with respect to contributions to the authorized capital	-	-
- advances paid	*713*	*0.010*
- other debtors	*85 892*	*1.241*
4. Accounts receivable (with a maturity after 12 months since the accounting date), including:	*1 274 740*	*18, 416*
- buyers and customers	*515 197*	*7, 443*
- bills receivable	*672 938*	*9, 722*
- arrears of subsidiaries and affiliates	-	-
- advances paid	*713*	*0, 010*
- other debtors	*85 892*	*1, 241*
5. Short-term financial investments	*5 421*	*0.078*
6. Monetary assets, including:	*62 187*	*0.898*
- cash on hand	*271*	*0.004*
- settlement accounts	*61 420*	*0.887*
- currency accounts	-	-
- other monetary assets	*496*	*0.007*
7. Other current assets	-	-
TOTAL:	*6 921 733*	*100*
Accounting date: ***31.12.2004***		
1. Inventories, including:	*1 162 236*	*19.815*
- supplies, materials and other equivalent valuables	*1 124 797*	*19.177*
- rearers and fatteners	-	-
- expenses in the construction in progress	-	-
- finished products and goods for resale	*2 297*	*0.039*
- goods delivered	*2 659*	*0.045*
- deferred expenses	*32 483*	*0.554*
- other inventories and expenses	-	

2. VAT for acquired valuavles	*685 019*	*11.679*
3. Accounts receivable (with a maturity within 12 months since the accounting date), including:	*2 456 687*	*41.884*
- buyers and customers	*1 115 042*	*19.010*
- bills receivable	-	
- arrears of subsidiaries and affiliates	*698 471*	*11.908*
- arrears of members (founders) with respect to contributions to the authorized capital	-	-
- advances paid	*175 628*	*2.994*
- other debtors	*467 546*	*7.971*
4. Accounts receivable (with a maturity after 12 months since the accounting date), including:	*1 269 457*	*21, 643*
- buyers and customers	*441 634*	*7, 529*
- bills receivable	*672 938*	*11, 473*
- arrears of subsidiaries and affiliates	*76 797*	*1, 309*
- advances paid	*713*	*0, 012*
- other debtors	*77 375*	*1, 319*
5. Short-term financial investments	*29 340*	*0.500*
6. Monetary assets, including:	*262 702*	*4.479*
- cash on hand	*296*	-
- settlement accounts	*261 992*	*4.467*
- currency accounts	-	-
- other monetary assets	*414*	-
7. Other current assets	-	
TOTAL:	*5 865 441*	*100*
Accounting date: *31.12.2005*		
1. Inventories, including:	*1 252 923*	*26.849*
- supplies, materials and other equivalent valuables	*1 221 355*	*26.172*
- rearers and fatteners	-	-
- expenses in the construction in progress	-	-
- finished products and goods for resale	*2 736*	*0.059*
- goods delivered	*289*	-
- deferred expenses	*28 543*	*0.612*
- other inventories and expenses	-	
2. VAT for acquired valuavles	*762 908*	*16.348*
3. Accounts receivable (with a maturity within 12 months since the accounting date), including:	*1 870 240*	*40.077*
- buyers and customers	*650 859*	*13.947*
4. Accounts receivable (with a maturity after 12 months since the accounting date), including:	*301 794*	*6, 467*
- buyers and customers	*167 187*	*3, 583*
5. Short-term financial investments	*825*	-

6. Monetary assets	*476 439*	***10.210***
7. Other current assets	*1 437*	***0.031***
TOTAL:	***4 666 566***	***100***
Accounting date: ***31.12.2006***		
1. Inventories, including:	*950 869*	***36.759***
- supplies, materials and other equivalent valuables	*939 068*	***36.303***
- finished products and goods for resale	*1 885*	***0.073***
- goods delivered	*159*	-
- deferred expenses	*9 757*	***0.377***
2. VAT for acquired valuavles	*209 869*	***8.113***
3. Accounts receivable (with a maturity within 12 months since the accounting date), including:	*1 085 916*	***41.979***
- buyers and customers	*330 451*	***12.775***
4. Accounts receivable (with a maturity after 12 months since the accounting date), including:	*111 428*	***4, 308***
- buyers and customers	*21 531*	***0, 832***
5. Short-term financial investments	*50 112*	***1.937***
6. Monetary assets	*178 033*	***6.882***
7. Other current assets	*554*	***0.021***
TOTAL:	***2 586 781***	***100***
Accounting date: ***31.12.2007***		
1. Inventories, including:	*1 552 663*	***18.866***
- supplies, materials and other equivalent valuables	*1 539 155*	***18.702***
- finished products and goods for resale	*1 549*	***0.019***
- goods delivered	-	
- deferred expenses	*11 959*	***0.145***
2. VAT for acquired valuavles	*74 357*	***0.903***
3. Accounts receivable (with a maturity within 12 months since the accounting date), including:	***2 798 760***	***34.007***
- buyers and customers	*700 841*	***8.516***
4. Accounts receivable (with a maturity after 12 months since the accounting date), including:	*176 975*	***2.150***
- buyers and customers	-	
5. Short-term financial investments	*3 570 000*	***43.378***
6. Monetary assets	*54 853*	***0.667***
7. Other current assets	*2 304*	*0.028*
TOTAL:	*8 229 912*	*100*
Accounting date: *31.03.2008*		
1. Inventories, including:	*1 326 677*	*11.985*
- supplies, materials and other equivalent valuables	*1 317 230*	*11.900*
- finished products and goods for resale	*1 522*	*0.014*

- goods delivered	*0*	*0*
- deferred expenses	*7 925*	*0.072*
2. VAT for acquired valuavles	*71 565*	*0.647*
3. Accounts receivable (with a maturity within 12 months since the accounting date), including:	*3 909 283*	*35.316*
- buyers and customers	*1 643 590*	*14.848*
4. Accounts receivable (with a maturity after 12 months since the accounting date), including:	*148 688*	*1.343*
- buyers and customers	*0*	*0*
5. Short-term financial investments	*5 300 000*	*47.879*
6. Monetary assets	*310 974*	*2.809*
7. Other current assets	*2 304*	*0.021*
TOTAL:	*11 069 491*	*100*

Due to the unavailability of proprietary funds in 2002-2006 current assets of the Company were replenished at the expense of borrowed frunds (borrowing sources, increase of credit portfolio). As of 31.12.2007, when own sources of financing of current assets appeared, the Company fully repaid the debt under short-term and to long-term credits.

Sources of financing of current assets of the Issuer (own sources, loans, credits):

Structure of current assets	thou RUB	%
Accounting date: ***31.12.2003***		
Proprietary funds	-	-
Long-term loans and credits	***3 000***	***0.039***
Short-term loans and credits	***2 109 851***	***27.415***
Accounts payable	***5 583141***	***72.546***
Other financing sources	-	-
TOTAL:	***7 695 992***	***100.0***
Accounting date: ***31.12.2004***		
Proprietary funds	-	-
Long-term loans and credits	-	-
Short-term loans and credits	***2 445 505***	***31.921***
Accounts payable	***5 215 704***	***68.0.79***
Other financing sources	-	
TOTAL:	***7 661 209***	***100***
Accounting date: ***31.12.2005***		
Proprietary funds	-	-
Long-term loans and credits	-	-
Short-term loans and credits	*1 605 127*	*28.377*
Accounts payable	*4 051 388*	*71.623*
Other financing sources	-	
TOTAL:	*5 656 515*	*100*
Accounting date: *31.12.2006*		
Proprietary funds	-	-
Long-term loans and credits	*433 845*	*12.456*

Short-term loans and credits	*822 926*	*23.628*
Accounts payable	*2 226 160*	*63.916*
Other financing sources	-	-
TOTAL:	*3 482 931*	*100*
Accounting date: *31.12.2007*		
Proprietary funds	*5 832 837*	*77.508*
Long-term loans and credits	-	-
Short-term loans and credits	-	-
Accounts payable	*1 692 585*	*22.492*
Other financing sources	-	-
TOTAL:	*7 525 422*	*100*
Accounting date: *31.03.2008*		
Proprietary funds	*7 539 715*	*75.774*
Long-term loans and credits	-	-
Short-term loans and credits	*350 348*	*3.521*
Accounts payable	*2 060 260*	*20.705*
Other financing sources	-	-
TOTAL:	*9 950 323*	*100*

Issuer's policy regarding financing of current assets

Issuer's policy with respect to the working capital consists in maintaining acceptable amount and structure of current assets of the Company, sources of their financing for the purpose of increasing liquidity of assets and return on assets. To reduce the debt receivable the Company carries out work with buyers and customers, monitors accounts payables, takes measures for collection of overdue debt receivable. The list of defaulters is regularly printed at OAO Kuzbassenergo website on page http://www.kuzbassenergo.ru/prod/finance/default/.

Factors which may entail changes in the current assets financing policy, and estimation of probability of their occurrence

The following factors may influence the Issuer's current assets financing policy:

- Infringement of contractual and payment discipline by users which will cause decrease in proceeds of the Issuer and growth of indebtedness to creditors. In this case the Issuer will be forced to settle accounts payable by raising borrowed funds, replacing accounts payable to suppliers and contractors by loan debt to credit institutions. The probability of occurrence of this factor is considered to be average.

- Increase in production costs. The probability of occurrence of this factor is considered to be low.

The Issuer is not a credit institution.

4.3.2. Financial investments of the Issuer

List of the Issuer's financial investments amounting to 10 and more percent of its total financial investments for the last financial year, as well as for the first quarter of the current financial year:

Full and short business name of the company, its place of business	Share issue date and registration number	Number of securities held by the Issuer	Total par value of securities held by the Issuer, thousand RUB	Total book value of the securities held by the Issuer, thousand RUB	Amount of declared dividend and the date of disbursement* thousand RUB	Remarks

Closed Joint-Stock Company Kuzbassenergo Motor Transport Company, ZAO ATP Kuzbassenergo 650021, Russia, city of Kemerovo, Stantsionnaya street, 4.	*1-01-25251-N of 30.12.2002 05-BГ-03/20613 of 27.12.2005.*	*164,044*	*164,044.0*	*103,834*	*340.3 July 2007, paid out*	*The investment in the company has been efficient. Net loss for the 1st quarter of 2008 amounted to 2,734.00 thou. RUB*
Closed Joint-Stock Company Health Service "Health Centre "Energetik"., ZAO MSCH Health Centre "Energetik". 650099, Russia, city of Kemerovo, Kuzbasskaya street, 37	*25252-N-0020 of 04.08.2006; 25252-N-0010 of 20.07.2002; 01-01-25252-N of 30.12.2002*	*128,323*	*128,323*	*126,074*	*591.5 June 2007, paid out*	*The investment in the company has been efficient. Net profit for the 1st quarter of 2008 amounted to 325 thou. RUB*
Open joint-stock company Barnaulteploseteremont, OAO BTSR, 656037, Altai territory, Barnaul, Brilliantovaya street, 2	*1-01-11826-F of 14.06.2004*	*69,230*	*69,230*	*56,862*	*657.4 July 2007, paid out*	*The investment in the company has been efficient. Net loss for the 1st quarter of 2008 amounted to 7,841 thou. RUB*

Information on amount of potential losses associated with bankruptcy of organizations (enterprises), wherein investments were made, for each type of specified investments:

The Issuer did not have any assets placed to deposits or other accounts open with banks or other credit organizations, the licenses of which were suspended or revoked, as well as with credit organizations with regard to which decisions were made to start reorganization, liquidation, bankruptcy proceedings, or which were recognized insolvent (bankrupt).

Accounting standards (rules) according to which the Issuer made calculations reflected in this item:

Accounting regulations "Accounting of an entity" (PBU 4/99) approved by the Order No. 43n of the Ministry of Finance of the Russian Federation dated 06.07.1999;

Accounting regulations PBU 19/02 "Accounting of financial investments" approved by the Order No. 126n of the Ministry of Finance of the Russian Federation dated 10.12.2002;

4.3.3. Intangible assets of the Issuer

Details of composition, acquisition (replacement) cost of the Issuer's intangible assets and amount of accumulated depreciation for the last completed financial year, as well as for the first quarter of the current financial year:

Intangible assets include exclusive rights of the Issuer to its trade mark.

Amortisation of intangible assets is charged by straight-line method, proceeding from the following terms of useful life: trademark rights - 10 years.

In the accounts intangible assets are recorded at their acquisition cost less accumulated amortisation.

Intangible assets of the Issuer are evaluated at the amount of actual expenses of the Issuer for their acquisition.

Name of intangible assets	Historical (replacement) cost, thou. RUB	Amount of accumulated amortisation, thou. RUB

Accounting date: *31.12.2007*		
Trade mark	*4*	*4*
Total:	*4*	*4*
Accounting date: *31.03.2008*		
Trade mark	*4*	*4*
Total:	*4*	*4*

Methods of valuation and the estimated value of intangible assets contributed to the authorized (share) capital (unit fund) or granded to the Issuer:

Methods of valuation and the procedure of determination of the estimated value of intangible assets contributed to the authorized (share) capital (unit fund) or granded to the Issuer are specified in clause 5.7 "Accounting and evaluation of intangible assets" of the Company's Order No. 732 "On accounting policy of OAO Kuzbassenergo for 2007" dated of 29.12.2006.

The Company has no intangible assets contributed to the authorized capital or granded.

Accounting standards (regulations) according to which the Issuer presents information on its intangible assets:

Accounting Regulations "Accounting of intangible assets" PBU 14/2000 approved by the Order of the Ministry of Finance of the Russian Federation No. 91n of 16.10.2000.

4.4. Details of the Issuer's policy and costs in the field of scientific and technical development, with respect to licences and patents, advanced designs and researches

Details of the Issuer's policy in the field of scientific and technical development for the last completed financial year, as well as for the first quarter of the current financial year:

Parameter	By the start of the year, thou RUB	Received, thou RUB	Written off, thou RUB	By the end of the year, thou RUB
Accounting date: *31.12.2007*				
R&D expenses	*7 801*	*4 595*	*4 757*	*7 639*
TOTAL:	*7 801*	*4 595*	*4 757*	*7 639*
Accounting date: *31.03.2008*				
R&D expenses	*7 639*	*0*	*1 676*	*5 963*
TOTAL:	*7 639*	*0*	*1 676*	*5 963*

Accounting of the research and development activity in OAO Kuzbassenergo is carried out according to the Accounting Regulations "Accounting of expenses for research, development and technological works" (PBU 17/02).

Research and development works are financed at the expense of own means. The Research and Development Plan include vital works aimed at improvement of ecology, optimization of equipment operating modes and enhancement of flow processes.

There are no deductions to non-budgetary funds. No new advanced technologies documented by patents and licences were created.

Details of creation and obtainment by the Issuer of legal protection of intellectual property objects (including the date of issue and periods of validity of invention, useful model or industrial design patents, state registration of trade and service marks, appellations of origin of products), details of main directions and results of use of intellectual property objects material for the Issuer:

Trade Mark Certificate No. 198643 of the Russian Patents and Trade Marks Agency issued on 15.01.2001 confirms the trademark right of OAO Kuzbassenergo with respect to the following products: 07 - electric

generators, 09 – electrical switching gear. Trade mark registration is valid for 10 years until 21 December, 1998.

According to Article 16 of the Russian Federation Law No.3520-1 of 23.09.1992 "On trade marks, service marks and appellations of origin of products" trade mark registration is valid for 10 years beginning from the date of filing of the application with federal executive authority on intellectual property. Trade mark registration validity period may be extended upon the legal owner application submitted within the last year of its validity, each time for ten years.

Upon expiry of the term of validity of the trade mark registration the legal protection of the trade mark terminates (Article 29 of the Law).

Risk factors associated with possibility of expiration of periods of validity of patents or licences for the use of trademarks critical for the Issuer:

1. Trade Mark Certificate No. 198643 of the Russian Patents and Trade Marks Agency issued on 15.01.2001 confirms the trademark right of OAO Kuzbassenergo with respect to the following products: 07 - electric generators, 09 – electrical switching gear. Trade mark registration is valid for 10 years until 21 December, 1998 and expires on 21.12.2008. .

According to item 1 of article 1491 of the Civil Code of the Russian Federation an exclusive right to a trade mark is effective for 10 years beginning from the date of filing of the application with federal executive authority on intellectual property. The period of validity of an exclusive right to a trade mark may be extended upon the legal owner application submitted within the last year of its validity.

Due to expiry of the term of validity of the exclusive right to the trade mark the legal protection of the trade mark terminates (Article 1514 of the Civil Code of the Russian Federation). Therefore, from 21.12.2008 the legal protection of the abovementioned trade mark will become inoperative. Meanwhile, the expiry of the term of validity of the trade mark registration will not entail any risk factors since the trade mark is not actually used by the Company at sale of electric and heat energy.

2. Since OAO Kuzbassenergo does not hold any patents, there are no risk factors associated with possibility of expiration of their terms of validity.

4.5. Analysis of trends in sphere of core business of the Issuer

Basic trends of development of the economy branch where the Issuer carries out its core business for 5 last complete financial years, as well as major factors influencing the situation in the branch:

The fuel and energy complex is the basis of development of a modern country. The well-being of a country, operation of other branches of economy and country standing within the world community depend largely on its efficiency.

Historically, the electric power industry being a constituting part the fuel and energy complex has a paramount importance for the economy of Russia.

Companies of holding RAO UES of Russia producing about 70% of electric and 32% of heat power in the Russian Federation constitute the backbone of the Russian electric power industry.

The Issuer is a part of the unified energy system of Russia and a subsidiary of RAO UES of Russia.

The process of restructuring of the branch began in 2000 from development by RAO UES of Russia of the reorganisation concept. Decree No. 526 of 11.07.2001 of the Government of Russia "On reorganisation of electric power industry of the Russian Federation" became the first statutory act regulating reorganisation of the electric power industry.

Federal acts of the Russian Federation approved in the 1st quarter of 2003 determined the framework and basic principles of functioning of the electric power industry in the future in competitive environment. The effective regulatory structure of the electric power industry includes today more than forty statutory acts.

According to the Concept of Strategy "5+5" of RAO UES of Russia for 2005-2008 main objectives of the reform of the branch are enhancement of efficiency of operation of the electric power industry enterprises and creation of conditions for development of the branch on the basis of private investments. There began

designing of the branch management system after reorganisation of RAO UES of Russia. Two concepts have been submitted for consideration: establishing an independent regulating authority or a market council. The task of an independent regulating authority shall be the coordination of activity of all electric power market entities on the state level. At the same time both the State and companies need a non-commercial structure that would be engaged in working out of rules and control of compliance with the same on the electric power market, coordination of actions of infrastructural organizations. The decision-making system in such a non-commercial structure it shall provide for the balance of interests of suppliers, consumers, infrastructural organizations and the state. These tasks can be carried out by a market council.

As of 31 March 2007 the Board of Directors of RAO UES of Russia approved projects of reorganisation of 71 of 72 AO-Energos. Splitting-up of 66 of 72 AO-Energos has been accomplished. All seven Wholesale Generation Companies (WGCs) completed state registration. Target structure of all heat WGCs has been finalized, their shares have been offered on the stock market. OAO HydroWGC holding has been established. All TGCs have been registered with competent state authorities. The Board of Directors of RAO UES of Russia approved projects of formation of all of fourteen Territorial Generation Companies (TGCs). The Board of Directors of RAO UES of Russia approved plans of formation of all fourteen TGC. Formation of the target structure of seven territorial generation companies has been completed: OAO Mosenergo (TGC-3), OAO TGC-4, OAO TGC-5, OAO TGC-6, OAO TGC-9, OAO Kuzbassenergo (TGC-12), OAO TGC-14.

Five territorial generation companies: OAO TGC-1, OAO TGC-2, OAO Southern Generation Company TGC-8, OAO TGC-10 and OAO Yeniseyskaya TGC-13 (TGC-13) have been reorganised in the form of takeover and are completing formation of the target structure, incorporation of independent regional generation companies into the Holding. Shares of eleven TGCs are traded at Russian exchange platforms.

The process of spinning-off of grid companies from AO-Energos has been brought to an end. On the basis of reorganised AO-Energos 56 trunk grid companies have been created.

Four Interregional Distribution Grid Companies (IDGCs) have been registered. The strategy of development of the distribution grid complex was worked out. The strategy stipulates increasing the number of IDGCs up to 11 (disregarding IDGCs of the Far East) with comparable assets.

The government began increasing its share in the authorised capitals of OAO Federal Grid Company of the Unified Energy System (OAO FGC UES), OAO System Operator-Central Dispatch Administration of Unified Energy System (OAO SO-CDA UES) and OAO HydroWGC through acquisition of additional shares in these companies at the expense of the federal budget that will ensure increasing the share of participation of the Russian Federation in the capital of these companies to the statutory level.. The raised funds will be used for implementation of prospective investment projects of OAO FGC UES, OAO SO-CDA UES and OAO HydroWGC.

The main purpose of reforming of the electric power industry of the Russian Federation is to increase the efficiency of the industry enterprises, creation of conditions for its development on the basis of stimulation of investments, provision of reliable and uninterrupted power supply of consumers.

In this respect radical changes currently take place in the electric power industry of the Russian Federation: the industry regulatory basis is being changed, the competitive power market is being formed, new companies are being created. In the course of reforming the industry structure is being changed: natural monopoly (electric power transfer, operational-dispatch management) and potentially competitive (production and marketing of electric power, repair and service) functions are being separated. Instead of previous vertically-integrated companies that carried out all these functions structures are being created that specialize in specific areas of activity.

The reorganisation of OAO RAO UES of Russia will become a logical completion of the electric power industry reforming and creation of a new demonopolized structure of the branch. Under conditions of development of competitive relations between new independent participants of the electric power market OAO RAO UES of Russia will discontinue its activity in the capacity of 'state monopoly' and will be transformed into a number of state and private companies.

According to the resolutions of the Board of Directors of OAO RAO UES of Russia of 28 July, 30 August, 22 September, and 27 October, 2006, and 2 March, 2007, the reorganisation shall be carried out in two stages:

The first stage during which OAO WGC-5 and OAO TGCS-5 spun off from OAO RAO UES of Russia, was completed on 3 September, 2007. These companies had been chosen for spinning-off during the first stage of reorganisation since they were more than others ready to full-fledge independent functioning, implementation of perspective investment projects, they had successfully conducted issues of additional shares and have attracted strategic investors in their share capital and large investment for development. As a result of the first stage of reorganisation shareholders of OAO RAO UES of Russia in addition to shares in OAO RAO UES of Russia held by them received shares of OAO WGC-5 and OAO TGCS-5 pro rata their share in the authorised capital of the power holding. The number of shares in OAO RAO UES of Russia held by them remained the same. Upon completion of the first stage of reorganisation the share of the Russian Federation in the authorised capital of OAO WGC-5 amounted to 26.43 %, and in the authorised capital of OAO TGCS-5, to 25.09 %.

During the second stage (the deadline is 1 July, 2008) structural transformations of the power holding assets shall be accomplished, all the companies of the target structure of the branch (FGC, WGCs, TGCS, etc.) shall spin-off from OAO RAO UES of Russia, and the head company, OAO RAO UES of Russia shall discontinue its activities.

The choice of the two-stage scheme was conditioned by the necessity to assess during the first stage of the reorganisation the ability of large private generation companies to attract independently investments, to manage their own development, to participate in activities of the wholesale electric power market, and for TGCs – also in activities of the heat energy segment. By the time of completion of the second stage of reorganisation the system-wide functions once performed by OAO RAO UES of Russia, should be fully transmitted to state, infrastructural and self-regulating organisations.

Main factors affecting the condition of the industry where the Issuer carries out its core business:

For the last S years the following factors (trends) characteristic of the industry in general may be pointed out:

- *Considerable growth of power consumption since the end of the 90-ies; consequent growth of production of thermal and electric power;*
- *Improvement of payment discipline of consumers of heat and electric power;*
- *Improvement of financial performance of power companies;*
- *Improvement of the balance structure of regional power systems;*
- *Decrease of the cross-subsidisation level;*
- *Ageing of capital equipment (electric power stations, electric grids and heat networks) of power companies;*
- *Deficiency of investment resources to maintain generation capacities.*

One of the factors that will affect the electric power industry will be the process of development and coordination of power supply contracts, which shall be concluded between generation companies. Closed Joint-Stock Company Financial Settlements Center and Trading System Administrator of Wholesale Electricity Market Transactions of Unified Energy System Non-Profit Partnership. Such contracts specify maximum and minimum volumes of generation capacities to be commissioned, as well as the deadlines for starting supplying power and all the necessary technical specifications, on the basis of which the power supply will be estimated. Major possible risk associated with such a contract will be delay with supply of power specified in the contract and, consequently, penalty sanctions (up to 30% of the investment project value).

General appraisal of the Issuer performance in this industry, appraisal of conformity of the Issuer performance to the industry development trends and factors which conditioned the Issuer performance:

In 2006 OAO Kuzbassenergo generated 22,651 mln. KWh of electric power, and supplied 12,130 thousand Gcal of thermal power.

In 2007 OAO Kuzbassenergo generated 23,232 mln. KWh of electric power, and supplied 14,630 thousand Gcal of thermal power.

For 2008 it is planned to maintain the volume of production of electric power on the reached level. This is

conditioned by the environment, in which the Issuer operates, i.e. location of the Issuer in regions experiencing power shortages, and constantly rising power consumption level.

The Issuer's performance in general corresponds to the industry development trends aimed at creation of efficient generation companies attractive from investment point of view.

Reasons conditioning the Issuer performance (both satisfactory and unsatisfactory results in the Issuer's opinion):

Total installed electric capacity of the Issuer's electric power stations is 4,387 MW (about 2.0% of the total installed generation capacity in the Russian Federation). Total installed thermal capacity of the Issuer is 8,842 Gcal/h.

Generation capacities of the Issuer are highly demanded and efficiently used - the Issuer ranks third among regional generation companies created during reforming of RAO UES of Russia in terms of installed capacity utilization factor (SS.9% based on results of 12 months of 2007).

Information provided in this section corresponds to the Issuer management bodies' opinion

Opinions of the Issuer management bodies as regards the mentioned reasons and/or level of their influence on the financial and economic performance of the Issuer coincide.

4.5.1. Analysis of factors and conditions influencing the Issuer's activity

Factors and conditions influencing the Issuer's activity and the results of such activity, as well as the forecast of duration of these factors and conditions:

The factor of demand for electric energy and power exerts the major continuous effect on the Issuer's activity. The demand for electric energy and power supplied by the Issuer's power stations depends upon:

- ***Weather conditions (temperature, overcast);***
- ***Supplier's power rates;***
- ***Supplier's electricity rates;***
- ***Possible network restrictions for transfer of electric power from other regions;***
- ***Strategy of behaviour in the wholesale market of generation companies competing with the Issuer;***
- ***Power generation capacity of hydraulic power plants;***
- ***Macro- and microeconomic factors influencing the demand.***

Macroeconomic factors include:

- ***Cyclical fluctuations of the economy (determine industry growth rates).***
- ***State economic policy in investment sphere (investments of foreign companies in the Russian industry will allow to increase production volumes and, accordingly, will result in expansion in consumption).***
- ***World prices for raw materials (aluminium, oil, gas, coal) (determine incomes of industrial consumers; high prices favour growing of enterprises, stimulate increase in production and, accordingly, expansion in consumption of electric power.***
- ***Inflation directly influences the electric power production cost and, accordingly, the price level (determines demand trends).***
- ***Economic development of neighboring countries (determines demand for export electric power).***
- ***Price of export electric power.***

Microeconomic factors include:

- ***Electric power prices (high prices lead deterioration in demand).***
- ***Population income level (gross regional product per capita) (raise of population income level boosts demand).***
- ***Regional prices for fuel (influence electric power production cost)***
- ***Electrical power consumption efficiency (improvement of consumption efficiency will bring about lessening of demand).***

- *Cyclical fluctuations of the economy (determine industry growth rates).*
- *State economic policy in investment sphere (investments of foreign companies in the Russian industry will allow to increase production volumes and, accordingly, will result in expansion in consumption).*
- *World prices for raw materials (aluminium, oil, gas, coal) (determine incomes of industrial consumers; high prices favour growing of enterprises, stimulate increase in production and, accordingly, expansion in consumption of electric power).*
- *Inflation directly influences the electric power production cost and, accordingly, the price level (determines demand trends).*
- *Economic development of neighboring countries (determines demand for export electric power).*
- *Price of export electric power.*

According to independent estimations (System Operator, RAO UES of Russia) consumption in the Integrated Power System of Siberia will steadily grow, and as a consequence, predicted is further growth in the electric power demand. However a long-term forecast is exigent for the Issuer.

For a short-term estimation of the factor of demand, Issuer's specialists conduct daily multifactor analysis of events/phenomena influencing the demand. In future envisaged is clarification of applied methods of analysis, as well as working out and implementation of new methods.

By 2011, from the moment of complete liberalisation of the wholesale electric power market the demand factor will have a crucial importance for the Issuer. Since all electric power will be sold at free prices formed according to the marginal principle, factors influencing the demand render either positive or negative effect on the Issuer's activity efficiency. Growth in demand leads to advance in electric power price, hence, the Issuer receives a bigger sales profit, whereas drop in demand lowers the price and may entail losses.

The following events affect the demand for the Issuer's electric power:

- *Deviations of weather conditions from predicted values leading to consumption decrease (this factor has a seasonal nature).*
- *Great output of hydraulic power plants resulting in increase in volume of cheap power in the market (this factor has a seasonal nature).*
- *Network restrictions bring about impossibility of supply of electric power to consumers in necessary volumes.*
- *Strategy of the Issuer's competitors aimed at electric power market price cutting.*

The following events exert positive influence on demand for the Issuer's electric power:

- *Deviations of weather conditions from predicted values leading to expansion in consumption.*
- *Small output of hydraulic power plants resulting in decrease in volume of cheap power in the market.*
- *Network restrictions cause price rise in locked areas.*
- *Strategy of the Issuer's competitors aimed at upward movement of the market price for electric power.*

Actions undertaken by the Issuer, and actions which the Issuer intends to undertake in future in order to efficiently use these factors and conditions:

The Issuer is going to:

- *consistently increase production volumes;*
- *invest money in modernisation of fixed assets;*
- *take measures to exclude infringements of payment discipline by energy consumers;*
- *ensure continuous growth of efficiency of all elements of the Issuer's production chain.*

Methods applied by the Issuer, and methods which the Issuer intends to use in future to decrease negative effect of factors and conditions influencing its activity:

- Modernisation of fixed assets: within the framework of implementation of priority investment projects the Issuer proceeded to replacement of turbine unit No. 3 with a capacity of 12 MW at Kuznetskaya Combined Heat & Power Station (to be commissioned in 2008), intends to replace the 200 MW turbine at Belovskaya State District Power Station (to be commissioned in 2010) and R type turbine with a capacity of 35 MW by a

120 MW cogeneration turbine at Kemerovskaya State District Power Station (to be commissioned in 2011);

- To decrease electric power shortage in the south of Kuzbass the Issuer intends to increase capacity of Tom-Usinskaya State District Power Station by 660 MW through installation of one coal-fired generating unit. The beginning of implementation of the project is scheduled for 2007 and generating unit commissioning, for 2011. Capital investments under the project amount to approximately 26.6 billion roubles in forecasted prices (exclusive of VAT);

- Increase of production volumes;

- Prevention of infringements of payment discipline by energy users;

- Continuous improvement of efficiency of all links of the production chain of the Issuer.

Material events/factors which may to the greatest extent affect Issuer's capability to receive in future the same or higher results as compared to the results received during previous accounting period, as well as probability of occurrence of such events (origination of such factors):

Issuer's electric power market:

- *Market competition on the part of hydraulic generating facilities.*
- *Retirement of production assets and low reliability because of high depreciation of equipment.*
- *Rise in fuel prices outrunning upturn of electricity rates.*
- *Entrance to the market of new companies producers of electric power.*

Issuer's heat power market:

Heat market to which thermal energy in the form of steam is supplied is most subject to the risk of its loss since the existance of cross subsidising between groups of heat consumers forces industrial heat consumers to introduce their own heat generating facilities.

Hot water supply thermal market is to a lesser degree exposed to the Issuer's loss risk since any substantial decrease in existing volumes of central heating in the cities is unlikely. A decrease of these volumes can be connected only with implementation energy saving programs. Most probable is the threat of the Issuer's nonparticipation in heat supply for new residential districts under construction.

Threats of decrease in volumes and loss of thermal market:

- *Significant depreciation of hot water supply network equipment and limited carrying capacity of heating networks in Kemerovo, Novokuznetsk, Barnaul retard the development of the housing construction oriented on centralised hot water supply.*
- *Cross subsidising between groups of heat consumers forces industrial heat consumers to introduce their own heat generating facilities.*
- *Absence of a government program in the field of a heat supply brakes attraction of investments into development of heat supply facilities.*

Probability of occurrence of the above events (origination of factors):

The Issuer considers the probability of occurrence of these factors to be low.

At the same time, the Issuer estimates the probability of occurrence of such factor as a rise in fuel prices as rather high.

Material events/factors which can improve the Issuer's performance, probability of their occurrence, as well as their duration:

Issuer's electric power market:

- *Issuer's assets include large efficient state district power stations located near electric energy consumption centers where there are restrictions in carrying capacity of grids and electric power shortage.*
- *Electric power generated by the Issuer is competitive in the market of Siberia.*
- *Combined Heat & Power Stations of the Issuer are located in centres of electric loads of large industrial cities. A significant number of electric loads of consumers is connected directly to switchgear busbars of Combined Heat & Power Stations.*

- ***Issuer's Combined Heat & Power Stations have an important share of competitive cogeneration production of electric energy.***
- ***Combined Heat & Power Station of the Issuer are outfitted with equipment capable to increase plant ratio through generation of electrical energy during the period of switching-off thermal loads.***
- ***Independence of large state district power stations of thermal market at the competitive cost price of production, as consequence - a demand of the electric power made by a state district power station all year long.***
- ***Availability of qualified personnel having an operational experience in the electric power market.***
- ***Arrangement of thermal power stations in centers of electric loads and their connection to transit high voltage overhead lines. Deriving additional income through participation in the market of system services.***

Issuer's heat power market:

- ***Existing heat generating capacities of electrical power stations allow to provide for reliable heat supply of cities at relatively low capital investments.***
- ***Relatively low cost of heat at collectors of electrical power stations as compared to cost of heat produced by boiler-houses allows to develop heat capacities at electrical power stations and to supply heat at low rates.***
- ***Possibility of provide to consumers a comprehensive package of heat and electric power supply services.***

Probability of occurrence of these factors, as well as their eventual duration:

According to the Issuer, probability of occurrence of these events is rather high. The duration of these events/factors is determined by implementation of the investment program and the progress of reforming of the branch.

4.5.2. Issuer's competitors

Main existing and prospective competitors of the Issuer in the field of its core business including competitors abroad:

In the territory of Kemerovo region OAO South Kuzbass SDPS and OAO West-Siberian CHPS are located that are also engaged in electric and thermal power production.

Main competitors of the Issuer in the territory of Siberia are large electric power stations – hydroelectric power stations:

- ***Sayano-Shushenskaya HPS (with an installed capacity of 6,400 MW),***
- ***Krasnoyarskaya HPS (6,721 MW),***
- ***Bratskaya HPS (4,500 MW),***
- ***Ust-Ilimskaya HPS (3,840 MW)***

and thermal power stations:

- ***Berezovskaya SDPS (installed capacity – 1,500 MW),***
- ***Krasnoyarskaya SDPS-2 (1,250 MW),***
- ***Gusinoozerskaya SDPS (1,100 MW),***
- ***Irkutskaya CHPS-10 (1,110 MW),***
- ***Nazarovskaya SDPS (1,210 MW)***

Besides, since 1 September, 2006 the new rules of operation of the wholesale electric power market based on Regulated Bilateral Contracts (RDD) System have come into force. At the first stage Regulated Bilateral Contracts are concluded for the whole volume of power specified in the budgeted balance sheet approved by the Federal Rates Service of Russia. Subsequently gradual annual decrease of the share of Regulated Bilateral Contracts is scheduled until complete liberalisation of the wholesale market. Meanwhile, the rules of day-ahead trading remained the same - determination of the equilibrium price on the basis of comparison of the supply and demand curve. Thus, taking into account that the average price of suppliers of the Unified Power System of Siberia is higher than electric power production cost at the Issuer's power stations, it is possible to draw a conclusion on high competitiveness of the Issuer at operation in the

competitive market environment.

Eventual competitors.

Lately some large industrial unions have been considering a possibility of building their own power stations in Kuzbass:

- *EvrazHolding Association studies possibility of building a 600 MW power station using gas turbine plants near Novokuznetsk or Prokopyevsk.*
- *Kuzbassrazrezugol Association investigates a feasibility of building a state district power station power wit a capacity of 1100 MW near its coal mines.*
- *Some investors study a feasibility of building small (2-10 MW) Combined Heat & Power Station in cities of Yurga and Anzhero-Sudzhensk.*

However, construction of these Combined Heat & Power Station is rather problematic because of high production cost (necessity of additional expenses related to the provision of the electric power output circuit) and long payback periods of such projects.

List of factors of competitiveness of the Issuer including description of the extent of their effect on competitiveness of the Issuer's products (works, services):

Competitive advantages of the Issuer:

- *Heat-and-power stations of the Issuer include large highly efficient state district power stations located near electric power consumption centres where there are restrictions in carrying capacity of overhead high voltage lines and electric power shortage;*
- *Electric power generated by state district power stations of the Issuer is competitive in the Siberian market;*
- *Combined Heat & Power Stations of the Issuer are located at the centres of electric loads of large industrial cities.*
- *Combined Heat & Power Stations of the Issuer have an important share of competitive cogeneration production of electric energy;*
- *Combined Heat & Power Stations of the Issuer (Novo-Kemerovskaya Combined Heat & Power Station, Barnaul Combined Heat & Power Station-2, Barnaul Combined Heat & Power Station-3) are outfitted with equipment allowing to increase capacity factor by producing electric power during periods when heat loads are switched-off;*
- *Heat-and-power stations of the Issuer may generate electricity using either solid fuel or natural gas;*
- *Availability of qualified personnel having operational experience in the electric power market;*
- *Investment attractiveness of the Issuer.*

The above competitiveness factors, according to the Issuer, will allow it to continue carrying out its activity in an optimum way.

V. Details of members of management bodies of the Issuer, Issuer's bodies supervising its financial and economic activity, and summary information on Issuer's employees

5.1. Details of structure and terms of reference of management bodies of the Issuer

Comprehensive description of the structure and terms of reference of the management bodies of the Issuer in compliance with the Charter (constituent instruments) of the Issuer:

The Issuer has the following management bodies (according to item 9.1 of the Issuer's Charter):
- General Meeting of shareholders;
- Board of Directors;
- Management Board (collegial executive body);
- General Director.

The following matters refer to the competence of the General Meeting of shareholders (item 10.2. of Articles 10 of the Charter):

"1) amending and supplementing the Charter or Charter approval in a new wording;

2) Company reorganisation;

3) Company liquidation, appointment of the liquidation commission and approval of intermediate and final liquidation balance sheets;

4) determining number, par value, class (type) of declared shares and rights attached to them;

5) increasing the authorised capital of the Company by increasing the par value of shares or by placing additional shares;

6) decreasing the authorised capital of the Company by decreasing the par value of shares;

7) decreasing the authorised capital of the Company through acquisition by the Company of a part of its shares with the purpose of reducing their total number, as well as through cancellation of shares acquired or redeemed by the Company;

8) splitting and consolidation of Company shares;

9) taking decision on placement by the Company of bonds convertible into shares, and other equity securities convertible into shares;

10) election of the members of the Board of Directors of the Company and early termination of their authorities;

11) election of the members of the Internal Audit Commission of the Company and early termination of their authorities;

12) approval of the Auditor of the Company;

13) decision making on delegation of authorities of the sole executive body of the Company to a managing organisation (managing director) and early termination of authorities of the managing organisation (managing director);

14) approval of the annual report, annual accounts, including the profit and loss statement (profit and loss accounts) of the Company, as well as distribution of the Company's profit (including payment (declaration) of dividend, except for profit distributed as dividend based on results of the first quarter, six months, nine months of the financial year) and loss based on results of the financial year;

15) payment (declaration) of dividend based on results of the first quarter, six months, nine months of the financial year;

16) determining proceedings at General Meetings of Company shareholders;

17) taking decision on approval of transactions in cases stipulated by article 83 of the Federal Law

"On Joint-Stock Companies";

18) taking decision on approval of large transactions in cases stipulated by article 79 of the Federal Law "On Joint-Stock Companies";

19) decision making on participation in financial and industrial groups, associations and other unions of commercial organisations;

20) approval of by-laws regulating activity of the Company bodies;

21) decision making on payment of remunerations and/or compensations to members of the Internal Audit Commission of the Company;

22) decision making on payment of remunerations and/or compensations to members of the Board of Directors of the Company;

23) handling other issues stipulated by the Federal Law "On Joint-Stock Companies".

Item 10.3. of Article 10 of the Issuer's Charter: "Decision-making powers on matters referred to the competence of the General Meeting of shareholders cannot be delegated to the Board of Directors, the Management Board and the General Director of the Company".

The following matters refer to the competence of the Board of Directors of the Issuer (item 15.1. of Article 15 of the Issuer's Charter):

"1) determining priority directions of activities of the Company;

2) convocation of annual and extraordinary General Meetings of shareholders of the Company except for cases stipulated by item 14.8. of Article 14 of this Charter, as well as announcement of the date of a new General Meeting of shareholders instead of the one aborted due to the absence of quorum;

3) approval of the agenda of the General Meeting of shareholders of the Company;

4) election of the secretary of the General Meeting of shareholders;

5) determining the date of drawing up the list of persons having the right to attend the General Meeting of shareholders, approval of estimated expenses for holding the General Meeting of shareholders of the Company and handling other issues associated with preparation and holding of the General Meeting of shareholders of the Company;

6) submitting to the General Meeting of shareholders of the Company issues stipulated by subparagraphs 2, 5, 6, 8, 9, 13-21 of item 10.2. of Article 10 of this Charter;

7) placing by the Company of bonds and other equity securities except for cases stipulated by the Federal Law "On Joint-Stock Companies" and this Charter;

8) approval of the resolution on securities issue, the securities issue prospectus and the report on securities issue results, approval of quarterly reports of the Issuer, reports on results of redemption of shares by the Company and reports on results of retirement of shares, as well as reports on results of calls made upon Company shareholders with respect to shares held by them;

9) determining the price (money value) of property, the offering price and the redemption price of equity securities in cases stipulated by the Federal Law "On Joint-Stock Companies", as well as at decision making on issues specified in subparagraphs 11, 21, 22, 38 of clause 15.1. of this Charter;

10) redemption of shares, bonds and other securities placed by the Company in cases stipulated by the Federal Law "On Joint-Stock Companies";

11) disposal (sale) of shares in the Company acquired or redeemed from Company shareholders and held by the Company as treasury shares, as well as in other cases stipulated by the Federal Law "On Joint-Stock Companies";

12) election of the General Director of the Company and early termination of his authorities, including approval of terms and conditions of the employment contract with him and early termination of such contract;

13) determining quantitative composition of the Management Board of the Company, election of the

members of the Management Board of the Company, determination of the amount of their remunerations and compensations, early termination of their authorities, including taking decision on early termination of employment contracts with them;

14) giving recommendations to the General Meeting of shareholders of the Company on amount of remunerations and compensations to be paid to the members of the Internal Audit Commission of the Company and determining the amount of the Auditor's remuneration;

15) giving recommendations on amount of dividend to be paid on shares and the procedure of its payment;

16) approval of the Company by-laws regulating the procedure of formation and use of the Company funds;

17) decision making on application of the Company funds; approval of estimates of application of special-purpose funds and consideration of reports on application of special-purpose funds;

18) approval of the Company by-laws except for by-laws the approval of which is referred to the competence of the General Meeting of shareholders, as well as other by-laws the approval of which is referred to the competence of the executive bodies of the Company;

19) approval of the business plan (restated business plan), quarterly approval of reports on its implementation, as well as approval (adjustment) of target values of the Company's cash flows;

20) establishing branches and opening representative offices of the Company, their liquidation, including Company Charter amendment due to establishment of branches and opening of representative offices of the Company (in particular, change of details of the names and places of business of Company branches and representative offices) and their liquidation;

21) taking decisions on Company participation in other entities (on joining an existing entity or establishing a new entity, including coordination of the constituent instruments), as well as (subject to provisions of subparagraph 22 of item 15.1. of Article 15 of this Charter), on acquisition, disposal and encumbrance of shares and stakes in the authorised capitals of companies in which the Company has an interest, change of the amount of shareholding in the authorised capital of such companies, and termination of participation of the Company in such companies;

22) taking decisions on making by the Company of one or several interconnected transactions on disposal, pledging or other encumbrance of shares and stakes of other organisations not engaged in production, transfer, dispatching, distribution and sale of electric and heat power, repair and service activity if the market value of shares or stakes concerned determined according to the conclusion of an independent appraiser exceeds 30 million roubles, as well as in other cases (amounts) determined by separate resolutions of the Board of Directors of the Company;

23) stating credit policy of the Company regarding extension by the Company of loans, conclusion of credit and loan agreements, issue of guarantees, incurrence of liabilities ensuing from bills (issuing promissory notes and bills of exchange), pledging Company assets and taking decisions on making by the Company of the above transactions in cases stipulated by the credit policy of the Company, as well as in cases when the method of taking decisions on them is not specified by the Company's credit policy; making decisions according to the procedure established by the credit policy of the Company on bringing the debt position of the Company in conformity with the limits established by the credit policy of the Company;

24) approval of large transactions in cases stipulated by Chapter X of the Federal Law "On Joint-Stock Companies" ;

25) approval of transactions stipulated by Chapter XI of the Federal Law "On Joint-Stock Companies" ;

26) election of the Chairman of the Board of Directors of the Company and early termination of his authorities;

27) election of the Vice-Chairman of the Board of Directors of the Company and early termination of his authorities;

28) election of the Secretary of the Board of Directors of the Company and early termination of his

authorities;

29) preliminary approval of resolutions on conclusion by the Company of the following transactions, (in cases (amounts) determined by separate resolutions of the Board of Directors of the Company, as well as if such cases (amounts) are not specified by the Board of Directors of the Company):

a) transactions involving free cession of the Company's assets or proprietary interests (choses in action) of the Company or a third person;

b) transactions involving discharging of material liability to the Company or a third person;

c) transactions involving free rendering by the Company of services (carrying out of works) for the benefit of third persons;

30) making decisions on suspension of authorities of the managing organisation (managing director);

31) making decisions on appointment of an Acting General Director of the Company, as well as bringing him to disciplinary responsibility;

32) bringing the General Director and the members of the Management Board of the Company to disciplinary responsibility and their incentive compensation according to the labour legislation of the Russian Federation;

33) consideration of reports of the General Director on Company's activity (and specifically, on performance by him of his functions), on implementation of resolutions of the General Meeting of shareholders and the Board of Directors of the Company;

34) approval of the procedure of interaction of the Company with entities in which the Company has an interest;

35) determining position of the Company (Company's representatives) on the following items of agenda of general meetings of shareholders (members) and meetings of boards of directors of subsidiary and associated companies, including instructions as to either vote or not on agenda items, vote positive, negative or abstain from voting on draft resolutions:

a) determining the agenda of the general meeting of shareholders (members) of subsidiary and associated companies;

b) reorganisation of subsidiary and associated companies;

c) liquidation of subsidiary and associated companies;

d) determining quantitative composition of boards of directors of subsidiary and associated companies, putting forward and election of their members and early termination of their authorities;

e) determining number, par value, class (type) of declared shares of subsidiary and associated companies and rights attached to these shares;

f) increase of the authorised capital of subsidiary and associated companies by increasing par value of shares or by placing additional shares;

g) floatation of securities of subsidiary and associated companies convertible into ordinary shares;

h) splitting and consolidation of shares of subsidiary and associated companies;

i) approval of large transactions envisaged by subsidiary and associated companies;

j) participation of in other entities (joining an existing entity or establishing a new entity) as well as acquisition, disposal and encumbrance of shares and stakes in the authorised capitals of companies in which such subsidiary or associated company has an interest, and change of the amount of shareholding in the authorised capital of such companies;

k) making transactions by subsidiary and associated companies (including several interconnected transactions) with property constituting fixed assets, intangible assets, construction in progress intended for production, transfer, dispatching, distribution of electric and heat power, in cases (amounts) determined by the procedure of interaction of the Company with entities in which it has an interest, approved by the Board of Directors of the Company;

l) amending and supplementing constituent instruments of subsidiary and associated companies;

m) determining the procedure of payment of remunerations to members of boards of directors and Internal Audit Commissions of subsidiary and associated companies;

36) determining position of the Company (Company's representatives) on the following items of agenda of general meetings of shareholders (members) and meetings of boards of directors of subsidiary

and associated companies involved in production, transfer, dispatching, distribution and sale of electric and heat power, including instructions as to either vote or not on agenda items, vote positive, negative or abstain from voting on draft resolutions (besides items specified in paragraph 35 of clause 15.1. of Article 15 of this Charter):

a) approval of the business plan (restated business plan) and the report on its implementation, including approval (adjustment) of the investment program and the report on its fulfillment as well as approval (adjustment) of target cash flows values of subsidiary and associated companies or approval (adjustment) of cash flow statements of subsidiary and associated companies;

b) approval of target values (adjusted values) of key efficiency indices of subsidiary and associated companies and reports on their fulfillment;

c) approval of distribution of profit or loss based on results of the financial year;

d) recommendations to the General Meeting of shareholders on amount of dividend to be paid on shares and on procedure of its disbursement;

e) payment (declaration) of dividend based on results of the first quarter, six months, nine months of the financial year, as well as based on results of the financial year;

f) election of the chairman of the board of directors of a subsidiary and associated company and early termination of his authorities;

g) election of the general director of a subsidiary and associated company and early termination of his authorities;

h) determining terms and conditions of the employment contract with the general director of a subsidiary or associated company or appointing a person authorised by the board of directors of a subsidiary or associated company to determine terms and conditions of the employment contract with the general director of a subsidiary or associated company and to sign the employment contract with him;

i) determining terms and conditions of the contract with a managing organisation (managing director) of a subsidiary or associated company, including determining the amount of remuneration of the managing organisation (managing director), or appointing a person authorised by the board of directors of a subsidiary or associated company to determine terms and conditions of the contract with the managing organisation (managing director);

j) determining basic principles of insurance coverage of subsidiary and associated companies, including approval of Regulations on insurance coverage of subsidiary and associated companies, approval of the Program of insurance coverage of subsidiary and associated companies and amendment of the same, approval of insurers of subsidiary and associated companies (approval of results of selection of insurers of subsidiary and associated companies), approval of the insurance broker entrusted to choose insurers of subsidiary and associated companies, as well as consideration of the report of the sole executive body of subsidiary and associated companies on ensuring insurance coverage;

37) determining position of the Company (Company's representatives) on the following items of agenda of meetings of boards of directors of subsidiary and associated companies (including instructions as to either vote or not on agenda items, vote positive, negative or abstain from voting on draft resolutions):

a) determining position of representatives of subsidiary and associated companies with respect to agendas of general meetings of shareholders (members) and meetings of boards of directors of subsidiary and associated companies of such subsidiary and associated companies concerning execution (approval) of transactions (including several interconnected transactions) involving alienation or possibility of alienation of property constituting fixed assets, intangible assets, construction in progress intended for production, transfer, dispatching, and distribution of electric and heat power in cases (amounts) determined by the procedure of interaction of the Company with entities in which the Company has an interest, approved by the Board of Directors of the Company;

b) determining position of representatives of subsidiary and associated companies with respect to agendas of general meetings of shareholders (members) and meetings of boards of directors of subsidiary and associated companies of such subsidiary and associated companies engaged in production, transfer, dispatching, distribution, and sale of electric and heat power concerning reorganisation, liquidation, increase of the authorised capital of such companies by increasing the par value of shares or by placing additional shares, as well as placement of securities convertible into ordinary shares;

38) preliminary approval of resolutions on making by the Company of:

a) transactions involving non-current assets of the Company to the amount exceeding 10 (Ten) percent of the book value of these assets of the Company as of the date of making decision on conclusion of such transaction;

b) transactions (including several interconnected transactions) involving property the cost of which amounts to 10 to 25 percent of the book value of the Company assets as of date of taking decision on conclusion of such transaction except for transactions made in the normal course of business;

c) transactions (including several interconnected transactions) involving property constituting fixed assets, intangible assets, construction in progress intended for production, transfer, dispatching, distribution of electric and heat power in cases (amounts) determined by dedicated resolutions of the Board of Directors of the Company, as well as approval of the abovementioned transactions if such cases (amounts) are not specified by the Board of Directors of the Company;

39) preliminary approval of resolutions on conclusion by the Company of transactions (including several interconnected transactions) involving alienation or possibility of alienation of property constituting fixed assets, intangible assets, construction in progress not intended for production, transfer, dispatching, and distribution of electric and heat power in cases (amounts) determined by dedicated resolutions of the Board of Directors of the Company;

40) taking decision on putting forward by the Company of candidates for the position of the sole executive body, in other management and control bodies, as well as nominee auditors of companies in which the Company has an interest;

41) determining basic principles of insurance coverage of the Company including approval of the Insurer of the Company;

42) creation of committees of the Board of Directors of the Company, election of members of committees and early termination of their authorities, election and early termination of authorities of chairmen of committees of the Board of Directors of the Company, as well as approval of Regulations on committees of the Board of Directors of the Company;

43) approval of a nominee independent appraiser (appraisers) for determining value of shares, property and other assets of the Company in cases stipulated by the Federal Law "On Joint-Stock Companies", this Charter, as well as dedicated resolutions of the Board of Directors of the Company;

44) approval of the organisational structure of the executive apparatus of the Company and amendment of the same;

45) coordination of nominees for specific positions of the executive apparatus of the Company determined by the Board of Directors of the Company;

46) preliminary approval of the collective agreement, agreements concluded by the Company within the framework of regulation of labor relations;

47) approval of a nominee financial adviser engaged according to the Federal Law "On Stock Market", as well as nominees bookrunners and consultants on transactions directly related to raising of funds in the form of public borrowings;

48) approval of the Registrar of the Company and terms and conditions of the contract with him, as well as cancellation of such contract;

49) preliminary approval of transactions which may entail liabilities denominated in foreign exchange (or liabilities the amount of which is related to a foreign exchange) in cases and amounts determined by dedicated resolutions of the Board of Directors of the Company, as well as if such cases (amounts) are not specified by the Board of Directors of the Company;

50) determining the procurement policy of the Company including approval of Regulations on procedure for carrying out regulated purchases of products, works, services, approval of the chief and members of the Central procurement body of the Company, as well as approval of the annual comprehensive procurement programme and taking other decisions according to the documents approved by the Company and regulating procurement activity of the Company;

51) determining housing policy of the Company in terms of provision of corporate support to the company employees for improvement of their housing conditions in the form of subsidies, reimbursement of

expenses, interest-free loans, and decision making on provision by the Company of such support in cases when the procedure of its provision is not specified by the Company housing policy;

52) decision making on recommendation of the General Director of the Company as a nominee for state awards;

53) approval of target values (adjusted values) of key efficiency indices of the Company and reports on their fulfillment;

54) other matters referred to the competence of the Board of Directors by the Federal Law "On Joint-Stock Companies" and this Charter".

55) determination of priority investment projects of the Company;

56) determination of the procedure of the use by the Company of money resources raised as a result of placing by the Company of additional shares through public or private offering;

57) approval, amendment, cancellation of an investment program / investment project of the Company;

58) determination of terms and conditions of selection and approval of a general contractor for implementation of the investment program of the Company;

59) approval of a nominee independent engineering expert (technical agent) for checking implementation of the investment program of the Company and preparation of quarterly reports on progress of implementation of the investment program of the Company, decision making on conclusion, amendment and cancellation of the agreement with the independent engineering expert (technical agent);

60) consideration of quarterly reports of the independent engineering expert (technical agent) on progress of implementation of the investment program of the Company;

61) approval of reports of the General Director of the Company on fulfilment of the investment program of the Company, as well as approval of the format of the General Director report.

Decision-making powers on matters referred to the competence of the Board of Directors cannot be delegated to the General Director and the Management Board of the Company.

The day-to-day activity of the Company is managed by the sole executive body – General Director and the collective executive body – Management Board of the Company.

The following matters refer to the competence of the Management Board of the Company (item 21.2. of Article 21 of the Issuer's Charter):

"1) development and submission to consideration of the Board of Directors of long-term plans of mainstream activities of the Company;

2) preparation of the business plan (restated business plan) and the report on results of its fulfillment, as well as approval (adjustment) of the Company cash flows;

3) preparation of the report on financial and economic activity of the Company, on implementation by the Management Board of resolutions of the General Meeting of shareholders and the Board of Directors of the Company;

4) taking decisions on conclusion of transactions involving property, works and services the cost of which amounts to 1 to 10 percent of the book value of the Company assets as of the date of taking decision on conclusion of such transaction (subject to paragraph 38 of item 15.1 of this Charter);

5) approval of plans and provisions on instruction and improvement of professional skills of the Company employees;

6) establishing social benefits and guaranties for the Company employees;

7) taking decisions on issues referred to the competence of supreme management bodies of companies, 100 (One hundred) percent of the authorised capital or all voting shares of which belong to the Company (subject to subitems 35, 36 of item 15.1. of this Charter);

8) consideration of reports of Deputies of the General Director of the Company, chiefs of structural

divisions of the Company on results of fulfillment of approved plans, programs, directions, as well as consideration of reports, documents and other information on activity of the Company and its subsidiary and associated companies;

9) handling other issues of the day-to-day management of the Company activity according to resolutions of the General Meeting of shareholders, the Board of Directors of the Company, as well as issues submitted for consideration of the Management Board by the General Director of the Company.

The scope of competence of the General Director of the Company includes all matters of the day-to-day operation of the Company except for matters referred to the exclusive competence of the General Meeting of shareholders, the Board of Directors or the Management Board of the Company.

According to paragraph 22.3 of Article 22 of the Company Charter the General Director of the Company shall act on behalf of the Company without the need of any power of attorney. In particular, subject to limitations provided for by the effective legislation, the Company Charter and resolutions of the Board of Directors of the Company the General Director shall:

"1) ensure fulfillment of plans of the Company's activity with the purpose of reaching it goals;

2) arrange for book-keeping and accounting in the Company;

3) dispose of the Company property, make transactions on behalf of the Company, issue powers of attorney, open settlement and other accounts of the Company with banks, other credit institutions (as well as in cases stipulated by law – with organisations being professional participants of the stock market);

4) issue orders, approve (adopt) instructions, local regulatory documents and other by-laws of the Company within its terms of reference, as well as give instructions binding upon all the employees of the Company;

5) approve Regulations on branches and representative offices of the Company;

6) approve the staffing table and official rates of pay of the Company's employees according to the organisational structure of the executive apparatus of the Company;

7) exercise with respect to the Company's employees the rights and responsibilities of the employer stipulated by the labour legislation;

8) assume the functions of the Chairman of the Management Board of the Company;

9) distribute responsibilities among deputies of the General Director;

10) submit to consideration of the Board of Directors reports on financial and economic activity of subsidiary and associated companies shares (stakes) of which are held by the Company, as well as information on other organisations in which the Company has an interest;

11) within 45 (Forty five) days before the date of the annual General Meeting of shareholders of the Company, submit to consideration to the Board of Directors of the Company the annual report, the balance sheet, the profit and loss statement of the Company, as well as statement of distribution of Company's profit or loss;

12) handle other matters of the day-to-day operation of the Company except for matters referred to the competence of the General Meeting of shareholders, the Board of Directors and the Management Board of the Company."

Details of the Code of Corporate Conduct (Governance) of the Issuer (if any) or any other similar document.

The Board of Directors of the Company on 18 April, 2007 approved the Code of Corporate Governance of OAO Kuzbassenergo (Minutes No. 20/12 of the meeting of the Board of Directors of OAO Kuzbassenergo held on 23.04.2007). The Code of Corporate Governance of OAO Kuzbassenergo is available on the Company website at http://www.kuzbassenergo.ru/company/doc/.

Details of the Issuer's by-laws regulating activity of its bodies:

1. Regulations on procedure of preparation and holding of General Meetings of shareholders of OAO Kuzbassenergo approved by the Annual General Meeting of shareholders of OAO Kuzbassenergo held on 02

June, 2003.

The Regulations on procedure of preparation and holding of General Meetings of shareholders of OAO Kuzbassenergo are intended to regulate within the Company:

- the procedure of convocation and preparation for holding of General Meetings of shareholders, including particularities of convocation of extraordinary General Meetings of shareholders;

- holding of General Meetings of shareholders in the form of a meeting, including procedures of registration of persons entitled to attend the meeting, opening of the General Meeting, discussion of items of the agenda of the General Meeting of shareholders, voting at General Meetings of shareholders, summarizing and announcement of the results of voting on items of the agenda of General Meetings of shareholders;

- holding of General Meetings of shareholders in the form of an absentee ballot, etc.

The Regulations on procedure of preparation and holding of General Meetings of shareholders of OAO Kuzbassenergo specify working organs of General Meetings of shareholders (Presidium of the General Meeting of the shareholders, President of the General Meeting of shareholders, Counting Commission, Secretary of the General Meeting of shareholders, as well as their functions

2. Regulations on procedure of convocation and holding of meetings of the Board of Directors of OAO Kuzbassenergo approved by the Annual General Meeting of shareholders of OAO Kuzbassenergo on 21 June, 2002 as amended by the Annual General Meeting of shareholders of OAO Kuzbassenergo on 27 June, 2005.

The Regulations on procedure of convocation and holding of meetings of the Board of Directors of OAO Kuzbassenergo are intended to regulate matters relating to the procedure of convocation and holding of meetings of the Board of Directors of the Company.

3. Regulations on the Management Board of OAO Kuzbassenergo approved by the Annual General Meeting of shareholders of OAO Kuzbassenergo on 21 June, 2002.

The terms of reference of the Board of Directors, General Director, and the Management Board are regulated by the Charter of the Company.

Internet site address where the full text of effective edition of the Issuer's Charter and the by-laws regulating activity of the Issuer's bodies, as well as the Code of Corporate Conduct (Governance) of the Issuer are freely accessible:

The Charter of OAO Kuzbassenergo with all amendments and supplements and the by-laws regulating activity of the management bodies of the Issuer are available on the Company website at http://www.kuzbassenergo.ru/company/doc/, which makes their contents open and accessible to all interested persons.

General Meeting of shareholders of OAO Kuzbassenergo held on 26 June, 2006 (Minutes No. 15 of 05.07.2006) approved the Regulations on payment of remunerations and compensations to the members of the Auditing Commission of OAO Kuzbassenergo. The Regulations on payment of remunerations and compensations to the members of the Auditing Commission of the Company establish the amount and the procedure of payment of remunerations and compensations to the members of the Auditing Commission of the Issuer.

General meeting of shareholders of OAO Kuzbassenergo held on 06 June, , 2007 (Minutes No. 17 of 15.06.2007) approved the Regulations on payment of remunerations and compensations to the members of the Board of Directors of OAO Kuzbassenergo.

The Regulations on payment of remunerations and compensations to the members of the Board of Directors of the Company establish the amount and the procedure of payment of remunerations and compensations to the members of the Board of Directors of the Issuer.

These Regulations are available on the Internet page of OAO Kuzbassenergo at http://www.kuzbassenergo.ru/company/doc/

The Board of Directors of the Issuer approved the following Regulations:

***1. Regulations on information policy** (Minutes No. 6/12 of 28.09.2006).*

***The Regulations on information policy of OAO** Kuzbassenergo determine the rules of and approaches to **the information disclosure, the list of information** and the documents to be disclosed to shareholders, **creditors, potential investors, professional** participants of the securities market, state authorities and other **interested persons, as well as specify the procedure** and terms of its disclosure and submission.*

2. Regulations on Reliability Committee of the** Board of Directors of OAO Kuzbassenergo (Minutes No. **20/12 of 23.04.2007).

***3. Regulations on Committee for Strategy, Investments,** Finances and Budget of the Board of Directors of **OAO Kuzbassenergo (Minutes No. 02/13 of 04.07.**2007).*

4. Regulations on HR and Remunerations** Committee of the Board of Directors of OAO Kuzbassenergo **(Minutes No. 02/13 of 04.07.2007).

***5. Regulations on Internal Audit Department** (Minutes No. 06/13 of 14.08.2007).*

6. Regulations on Audit Committee of the Board** of Directors of OAO Kuzbassenergo (Minutes No. 03/14 of **01.04.2008).

***These Regulations are available on** OAO Kuzbassenergo Internet site at: http://www.kuzbassenergo.ru/company/doc/*

5.2. Details of members of management bodies of the Issuer

The Board of Directors:

***1. BOGOMAZOV Vladimir Mikhailovich** - member of the Board of Directors.*
Born on: ***1956***
Educational background: ***Higher education.***
Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:
Period: ***2002-2006***
Organisation: ***Open Joint-Stock Company Novosibirskenergo***
Position: ***Director, Economy, in 2006 - Adviser to the General Director** (part-time)*
Period: ***2006***
Organisation: ***Limited Liability Company Biyskenergo***
Position: ***Deputy General Director, Economy and Finance***
Period: ***2007***
Organisation: ***Closed Joint-Stock Company Regional Electrical** Networks, Novosibirsk*
Position: ***Director, Economy and Finance***
Period: ***December, 2007 - to date***
Organisation: ***Open Joint-Stock Company Siberian Coal Energy** Company*
Position: ***Chief of the Power Complex Economic Planning** Directorate*
Period: ***28.02.2008 – to date***
Organisation: ***Kuzbass Power and Electrification** Open Joint-Stock Company*
Position: ***member of the** Board of Directors.*
Share in the authorised capital of the Issuer: *None*
Share of common stock in the Issuer's authorised capital: *None*
Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: *None*
Share in the authorised capital of subsidiary/associated companies of the Issuer: *None*
Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: *None*

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising **of rights on options held:** ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or **bodies supervising financial and economic** activities of the Issuer: *None*

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or **criminal responsibility (availability of previous** conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a **bankruptcy-related action was brought and/or** one of bankruptcy proceedings stipulated by the legislation of **the Russian Federation on insolvency (bankruptcy)** was initiated against such organisations: ***None***

2. BOLSHAKOV Andrey Nikolaevich - member of the Board of Directors.

Born on: ***1955***

Educational background: ***Higher education, in 1981 graduated from The N.Bauman Moscow Higher Technical School (currently – The N.Bauman Moscow State Technical University), specialisation: electromechanics engineer; 1998 to 1999 – studies in the Academy of National Economy under the Government of the Russian Federation – economics, finance, management (advanced training); 2001 to 2003 - studies in the Russian Academy for Foreign Trade – economist (the second higher education).***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***1998-2002***

Organisation: ***Ministry for Atomic Energy of the Russian Federation.***

Position: ***Consultant.***

Period: ***2002 – 2005***

Organisation: ***MDM Group, Open Joint-Stock Company Siberian Coal Energy Company.***

Position: ***Deputy Chief of the Strategic Development Department***

Period: ***2005 – 2006***

Organisation: ***Limited Liability Company Profresurs.***

Position: ***Head of the Power Generation Department.***

Period: ***2005 – to date***

Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company.***

Position: ***Expert on fuel and energy complex.***

Period: ***2006 – to date***

Organisation: ***Limited Liability Company KOIMTEK.***

Position: ***Director for Fuel and Energy Complex Projects.***

Period: ***24.06.2004 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company***

Position: ***member of the Board of Directors.***

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: *None*

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: *None*

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising **of rights on options** held: *None*

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or **bodies supervising** financial and economic activities of the Issuer: *None*

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or **criminal responsibility** (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

Member of the Board of Directors of the following entities:

- Open Joint-Stock Company Yeniseyskaya Territorial Generation Company (TGC-13), member of the Board of Directors;

- Open Joint-Stock Company Far East Generation Company, a member of the Board of Directors.

- Open Joint-Stock Company Omskenergo, member of the Board of Directors;

- Open Joint-Stock Company Far East Power Company, member of the Board of Directors.

3. DUNIN Oleg Valentinovich – member of the Board of Directors.

Born on: ***1965***

Educational background: ***Higher education, in 1988 graduated from Moscow Engineering Physics Institute, specialisation: engineer-physicist; in 1999 - from Moscow Institute of Economics and Statistics, specialisation: economist.***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***2000 – 2004***

Organisation: ***Open Joint-Stock Company Srednevolzhskaya Inter-Regional Power Management Company.***

Position: ***Head of Department.***

Period: ***2004 – to date***

Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***

Position: ***Chief of the Projects Implementation Support Department of Business Unit No. 2.***

Period: ***26.06.2006 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company***

Position: ***member of the Board of Directors.***

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

Member of the Board of Directors of the following entities:

- Open Joint-Stock Company Yeniseyskaya Territorial Generation Company (TGC-13), member of the Board of Directors;

- Open Joint-Stock Company Wholesale Generating Company-2 (WGC-2), member of the Board of Directors.

3. EVSEENKOVA Elena Vladimirovna - member of the Board of Directors.

Born on: ***1980***

Educational background: *Higher education, in 2001 graduated from College of the Ministry of Foreign Affairs of the Russian Federation; in 2002 – from the State University of Management.*

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: *2002 – June 2003*

Organisation: *Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.*

Position: *Specialist, I category*

Period: *June 2003 - June 2003*

Organisation: *Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.*

Position: *Chief specialist;*

Period: *June 2004 - December 2006*

Organisation: *Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.*

Position: *Chief of Economic Planning and Financial Control Department;*

Period: *December 2006 – to date*

Organisation: *Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.*

Position: *Deputy Chief of Economic Planning and Financial Control Department of Business Unit No. 2.*

Period: *27.06.2005 – to date*

Organisation: *Kuzbass Power and Electrification Open Joint-Stock Company*

Position: *member of the Board of Directors.*

Share in the authorised capital of the Issuer: *None*

Share of common stock in the Issuer's authorised capital: *None*

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: *None*

Share in the authorised capital of subsidiary/associated companies of the Issuer: *None*

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: *None*

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: *None*

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: *None*

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None*

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: *None*

Member of the Board of Directors of the following entities:

- Open Joint-Stock Company Wholesale Generating Company-2 (WGC-2), member of the Board of Directors

Member of the Internal Audit Commission of the following entities:

Open Joint-Stock Company Territorial Generating Company-11, Member of the Internal Audit Commission.

5. LISYANSKIY Mikhail Eduardovich - Deputy Chairman of the Board of Directors.

Born on: *1968*

Educational background: *Higher education, in 1996 graduated from Ufa Petroleum Institute, civil engineer; in 2002, from the Samara State Aerospace University, economist - manager.*

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: *September 2003 – May 2004*

Organisation: *Open Joint-Stock Company Srednevolzhskaya Inter-Regional Power Management Company.*

Position: ***Deputy Technical Director, Repairs.***

Period: ***May 2004 – January 2006***

Organisation: ***Open Joint-Stock Company Srednevolzhskaya Inter-Regional Power Management Company.***

Position: ***Director, Management of Service Subsidiary and Associated Companies.***

Period: ***January 2006 - to date***

Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***

Position: ***Deputy Managing Director (Business Unit No. 2).***

Period: ***06.06.2007 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company***

Position: ***member of the Board of Directors.***

Share in the authorised capital of the Issuer: *None*

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

Member of the Board of Directors of the following entities:

- Open Joint-Stock Company Territorial Generating Company-10, member of the Board of Directors;

- Open Joint-Stock Company Wholesale Generating Company-1 (WGC-1), member of the Board of Directors;

- Open Joint-Stock Company Wholesale Generating Company-2 (WGC-2), Chairman of the Board of Directors;

- Open Joint-Stock Company Wholesale Generating Company-4 (WGC-4), member of the Board of Directors.

6. MARTYNOV Sergey *Aleksandrovich - member of the Board of Directors.*

Born on: ***1959***

Educational background: *Higher education, in 1984 graduated from Penza Polytechnical University, system engineer; in 2002 – from Penza State University, economist–manager.*

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: *July, 2000 – September, 2003*

Organisation: *OOO IC Sibintek*

Position: *Deputy Chief of Financial Service, Deputy Chief of Planing & Economic Department, chief of Financial Management Department, Chief of Internal Control Service;*

Period: *September, 2003 – December, 2004*

Organisation: *Open Joint-Stock Company National Oil and Gas Company Sakhaneftegaz*

Position: *Vice-President, Internal Audit of the Group of Companies of the Holding, Manager for Eastern Siberia and Far East of Joint-Stock Company Yukos EP.*

Period: *December, 2004 – August, 2005*

Organisation: ***ZAO PricewaterhouseCoopers Audit***

Position: ***senior manager, Performance Improvement services;***

Period: ***August, 2005 – to date***

Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company***

Position: ***Chief of the Internal Control and Audit Service***

Period: ***28.02.2008 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company***

Position: ***member of the Board of Directors.***

Share in the authorised capital of the Issuer: *None*

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

Member of the Board of Directors of the following entities:

- Open Joint-Stock Company Far East Power Company, member of the Board of Directors.

7. MIKHAILOV Sergey Nikolaevich - member of the Board of Directors, member of the Management Board of OAO Kuzbassenergo.

Born on: ***1959***

Educational background: ***Higher education, in 1981 graduated from Novosibirsk Electrotechnical Institute, speciality: "Dynamics and strength of machines"; in 1994 – from Novosibirsk Institute of National Economy speciality: "Finance, credit and money circulation", Ph.D., Economics***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***2000 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***General Director.***

Period: ***2006 – April 2007***

Organisation: ***South Kuzbass State District Power Station.***

Position: ***General Director.***

Period: ***2006 – June 2007***

Organisation: ***West-Siberian Combined Heat & Power Station.***

Position: ***General Director.***

Period: ***2006 – September 2007***

Organisation: ***Open Joint-Stock Company Kuzbass Power Sales Company.***

Position: ***General Director.***

Period: ***06.06.2007 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company***

Position: ***member of the Board of Directors.***

Share in the authorised capital of the Issuer: *None*

Share of common stock in the Issuer's authorised capital: *None*

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: *None*

Share in the authorised capital of subsidiary/associated companies of the Issuer: *None*

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: *None*

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: *None*

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: *None*

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None*

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: *None*

Member of the Board of Directors of the following entities:

- Open Joint-Stock Company Bank Alemar, member of the Board of Directors.

8. PETELIN Sergey Aleksandrvich - member of the Board of Directors.

Born on: ***1965***

Educational background: ***Higher education, in 1991 graduated from S.M.Kirov Ural Polytechnical Institute, heat power engineer***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***1991 – February 2007***

Organisation: ***Open Joint-Stock Company Wholesale Generating Company-1 (WGC-1) – Verkhny Tagil branch***

Position: ***Chief of Industrial and Engineering Department; Chief of Production Planning Department***

Period: ***February 2007 - to date***

Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company***

Position: ***Project Manager of Generation Development Project Centre; Chief of Industrial & Technical Directorate of the Power Complex***

Period: ***28.02.2008 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company***

Position: ***member of the Board of Directors.***

Share in the authorised capital of the Issuer: *None*

Share of common stock in the Issuer's authorised capital: *None*

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: *None*

Share in the authorised capital of subsidiary/associated companies of the Issuer: *None*

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: *None*

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: *None*

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: *None*

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None*

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of

the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: *None*

Member of the Board of Directors of the following entities:

- ***Open Joint-Stock Company Neryungrienergoremont, member of the Board of Directors;***
- ***Open Joint-Stock Company Khabarovsk Repair & Erection Company, member of the Board of Directors;***
- ***Open Joint-Stock Company Altaienergotekhremont, member of the Board of Directors.***

9. PLATONOV Vladimir Yurievich - member of the Board of Directors.

Born on: ***1959***

Educational background: ***Higher education***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***1998 – 2004***

Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***

Position: ***Vice-Chairman of the Management Board Chief of Economic Safety and Security Department.***

Period: ***2004 – to date***

Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***

Position: ***member of the Management Board.***

Period: ***28.10.2000 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company***

Position: ***member of the Board of Directors.***

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

Member of the Board of Directors of the following entities:

- ***Open Joint-Stock Company P.S.Neporozhnego Sayano-Shushenskaya HPS, member of the Board of Directors.***

10. SOROKIN Igor Yurievich – member of the Board of Directors.

Born on: ***1974***

Educational background: *Higher education*

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: *2000 – 2001*

Organisation: *Limited Liability Company Karana*

Position: *Consultant*

Period: *2001-2003*

Organisation: *Open Joint-Stock Company ROKOLOR.*

Position: ***Financial Director.***

Period: ***2003-2004***

Organisation: ***Closed Joint-Stock Company MDM Group (renamed into ZAO SUEK, then into ZAO HC SUEK).***

Position: ***Chief Specialist.***

Period: ***2004 to date***

Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company.***

Position: ***Chief Specialist of the Power Assets Management Department; since January 2007 - Project Manager (Power Industry of Unified Power System of Siberia Project); starting from 01.08.2007 – Chief of the Project Centre of the TGCs.***

Period: ***26.06.2006 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company***

Position: ***member of the Board of Directors.***

Share in the authorised capital of the Issuer: *None*

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: *None*

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: *None*

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: *None*

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***According to the determination of the Arbitration Court of Kemerovo region of 02.08.2006 insolvency (bankruptcy) proceedings were initiated against Open Joint-Stock Company Kuzbassenergoservis, city of Kemerovo. Pursuant to the award of the Arbitration Court of Kemerovo region of February 21st, 2007 Open Joint-Stock Company Kuzbassenergoservis was declared insolvent (bankrupt) and receivership proceedings were commenced for a period of 12 months. I.Yu.Sorokin is a member of the Board of Directors of Open Joint-Stock Company Kuzbassenergoservis***

Member of the Board of Directors of the following entities:

- ***Open Joint-Stock Company Territorial Generation Company No. 11, vice-president of the Board of Directors;***
- ***Open Joint-Stock Company Altaienergo, member of the Board of Directors;***
- ***Open Joint-Stock Company Sibirsetremont, member of the Board of Directors;***
- ***Open Joint-Stock Company Dalenergospetsremont, member of the Board of Directors;***
- ***Open Joint-Stock Company Motor Transportation Company LuTEK, member of the Board of Directors;***
- ***Open Joint-Stock Company Kuzbass Power Sales Company, member of the Board of Directors;***
- *Open Joint-Stock Company Kuzbass Power Repair Company* ***(Kuzbassenergoremont) member of the*** *Board of Directors;*
- *Open Joint-Stock Company Omsk Power Sales Company, member of the* ***Board of Directors;***
- *Open Joint-Stock Company Eniseiskaya Territorial Generation Company* ***(TGCS-13), member of the*** *Board of Directors;*
- *Open Joint-Stock Company Omskenenrgo Power Engineering and* ***Electrification Joint-Stock Company,*** *member of the Board of Directors;*
- *Open Joint-Stock Company Omskelektrosetremont, member of the Board* ***of Directors;***

- Open Joint-Stock Company Omskenergoremont Industrial & Repair Company, member of the Board of Directors;

- Open joint-stock company Krasnoyarskenergoremont, member of the Board of Directors.

11. SHATSKY Pavel Olegovich – member of the Board of Directors.

Born on: ***1972***

Educational background: ***Higher education, in 1996 graduated from the Russian New University as bachelor of jurisprudence, in 1997 – from the Russian State Agrarian University by Correspondence, speciality: manager, in 2002 – from the State University of Management, speciality: lawyer.***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***March 2000 – 2002***

Organisation: ***OAO RUSAL.***

Position: ***Chief of the Legal Department;***

Period: ***2002 – 2004***

Organisation: ***OAO RUSAL.***

Position: ***Chief of the Rate Policy Department;***

Period: ***2004 – 2004***

Organisation: ***OAO RUSAL.***

Position: ***Acting Director***

Period: ***March, 2004 – August 2005***

Organisation: ***OAO RUSAL.***

Position: ***Director of the Power Department.***

Period: ***September 2005 - to date.***

Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company.***

Position: ***Director of the Power Sector Strategy Department, Deputy Director for Power Industry, Merges and Acquisitions.***

Period: ***06.06.2007 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company***

Position: ***member of the Board of Directors.***

Share in the authorised capital of the Issuer: *None*

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: *None*

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: *None*

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: *None*

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None*

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

Member of the Board of Directors of the following entities:

*- Open Joint-Stock Company Prokopievskenergo, Member of the **Board of Directors***

*- Open Joint-Stock Company Far East Generation Company, Member **of the Board of Directors***

*- Open Joint-Stock Company Kuzbass Power Sales Company, Member **of the Board of Directors***

- ***Open Joint-Stock Company Dalenergosetproekt, Member of the Board of Directors***
- ***Open Joint-Stock Company Primorskaya Trunk Grid Company, Member of the Board of Directors***
- ***Open Joint-Stock Company Far East Power Company, Member of the Board of Directors***
- ***Open Joint-Stock Company Eniseyskaya Territorial Generation Company (TGC-13), Member of the Board of Directors***
- ***Open Joint-Stock Company Buryatenergosbyt, Member of the Board of Directors***
- ***Open Joint-Stock Company Chita Power Sales Company, Member of the Board of Directors***
- ***Open Joint-Stock Company Khabarovsk Energotechnological Company, Member of the Board of Directors***
- ***Open Joint-Stock Company Wholesale Generation Company-6 (WGC-6), Member of the Board of Directors***
- ***Open Joint-Stock Company Territorial Generation Company-11 (TGC-11), Member of the Board of Directors***

Collective management body of the Issuer (Management Board)

MIKHAILOV Sergey Nikolaevich – General Director, Chairman of the Management Board
Born on: ***1959***
Educational background: ***Higher education, in 1981 graduated from Novosibirsk Electrotechnical Institute, speciality: "Dynamics and strength of machines"; in 1994 – from Novosibirsk Institute of National Economy speciality: "Finance, credit and money circulation", Ph.D., Economics***
Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:
Period: ***2000 – to date***
Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***
Position: ***General Director.***
Period: ***2006 – April 2007***
Organisation: ***Open Joint-Stock Company South Kuzbass State District Power Station.***
Position: ***General Director.***
Period: ***2006 – June 2007***
Organisation: ***Open Joint-Stock Company West-Siberian Combined Heat & Power Station.***
Position: ***General Director.***
Period: ***2006 – September 2007***
Organisation: ***Open Joint-Stock Company Kuzbass Power Sales Company.***
Position: ***General Director.***
Period: ***30.09.2002 – to date***
Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company***
Position: ***member of the Management Board.***
Share in the authorised capital of the Issuer: ***None***
Share of common stock in the Issuer's authorised capital: ***None***
Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***
Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***
Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***
Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: *None*
Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: *None*
Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes

against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

Member of the Board of Directors (Management Board) of the following entities:

- Open Joint-Stock Company Bank Alemar, member of the Board of Directors.

2. GREBENNIKOV Alexey Antonovich

Born on: ***1939***

Educational background: ***Higher education, in 1961 graduated from Altai Polytechnical Institute.***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***1998 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***First Deputy General Director; First Deputy General Director on General Issues; Adviser to the General Director on General Issues.***

Period: ***30.09.2002 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company***

Position: ***member of the Management Board***

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

3. GRETSINGER Yury Aleksandrovich

Born on: ***1953***

Educational background: ***Higher education, in 1975 graduated from Tomsk Polytechnical Institute, speciality: "Electrical systems and grids", Ph.D, Economics.***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***1998 – 2004***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy General Director,.Capital Construction***

Period: ***2004 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy General Director, Production/Technical Director.***

Period: ***10.03.2004 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company***

Position: ***member of the Management Board***

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

Member of the Board of Directors (Management Board) of the following legal entities:

- Open Joint-Stock Company Kuzbass Power Repair Company (Kuzbassenergoremont), Member of the Board of Directors;

- Open Joint-Stock Company Barnaulteplosetremont, Member of the Board of Directors.

4. EROFEEV Alexander Kupriyanovich

Born on: ***1959***

Educational background: ***Higher education, in 1981 graduated from Novosibirsk Electrotechnical Institute; speciality: "Dynamics and strength of machines", in 1997 – from the Siberian Institute of Finance and Banking.***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***2000 – 2001***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Assistant to the General Director on Receivables - Chief of the Marketing and Investment Planning Department***

Period: ***2001 – 2002***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy General Director, Receivables and Re-Structuring***

Period: ***2002 – 2006***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy General Director, Corporate Governance***

Period: ***2006 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy General Director, Production Support.***

Period: ***30.09.2002 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company***

Position: ***member of the Management Board***

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***According to the determination of the Arbitration Court of Kemerovo region of 02.08.2006 insolvency (bankruptcy) proceedings were initiated against Open Joint-Stock Company Kuzbassenergoservis, city of Kemerovo. Pursuant to the award of the Arbitration Court of Kemerovo region of February 21st, 2007 Open Joint-Stock Company Kuzbassenergoservis was declared insolvent (bankrupt) and receivership proceedings were commenced for a period of 12 months.***

Member of the Board of Directors of the following entities:

- Open Joint-Stock Company Prokopievskenergo, Chairman of the Board of Directors.

5. SKOROKHODOV Dmitry Viktorovich

Born on: ***1977***

Educational background: ***Higher education, in 1999 graduated from Kemerovo State University, faculty of law.***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***1999 – 2000***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Assistant to the Administrator on Legal Matters***

Period: ***2000 – 2003***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Assistant to the General Director on Legal Matters***

Period: ***2003 – 2006***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Chief of Legal Department***

Period: ***2006 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy General Director, Corporate Governance***

Period: ***01.12.2006 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company***

Position: ***member of the Management Board***

Share in the authorised capital of the Issuer: ***0.0008%***

Share of common stock in the Issuer's authorised capital: ***0.0008%***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: *None*

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: *None*

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: *None*

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or

criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

Member of the Board of Directors of the following legal entities:

- Open Joint-Stock Company Kuzbass Power Repair Company (Kuzbassenergoremont), Chairman of the Board of Directors;

- Open Joint-Stock Company Prokopievskenergo, Member of the Board of Directors.

- Closed Joint-Stock Company Motor Transport CompanyKuzbassenergo, Chairman of the Board of Directors;

- Closed Joint-Stock Company Health Service "Health Centre "Energetik", Chairman of the Board of Directors;

- Open Joint-Stock Company Barnaulteplosetremont, Chairman of the Board of Directors.

6. LAVROV Alexander Mikhailovich

Born on: ***1950***

Educational background: ***Higher education, Doctor of Economics, full correspondent member of the Academy of Natural Science of the West-Siberian Branch (academician), in 1974 graduated from Tomsk Polytechnical Institute; speciality: applied mathematics.***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***1997-2001***

Organisation: ***Administration of Kemerovo Region.***

Position: ***Deputy Governor, Economy and Finance.***

Period: ***2001-2002***

Organisation: ***Representative office of Limited Liability Company Elke Trading, Kemerovo.***

Position: ***General Manager of Kuzbass Projects.***

Period: ***2002-2004***

Organisation: ***Kemerovo State University.***

Position: ***Head of the Marketing Department.***

Period: ***2004 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy General Director, Economy and Finance.***

Period: ***10.03.2004 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company***

Position: ***member of the Management Board***

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: *None*

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: *None*

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None*

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

Member of the Board of Directors of the following legal entities:

- Open Joint-Stock Company Bank Alemar, Member of the Board of Directors.

7. SHEIBAK Yury Vladimirovich

Born on: ***1953***

Educational background: ***Higher education, in 1975 graduated from Novosibirsk Electrotechnical Institute; speciality: "Power plants", in 2004 - from Academy of National Economy under the Government of the Russian Federation; speciality: "Management of company development".***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***2000 – 2003***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company (Novo-Kemerovskaya Combined Heat & Power Station.***

Position: ***Deputy Chief Engineer, Repair.***

Period: ***2003 – 2004***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy Technical Director, Operation***

Period: ***2004 – 2006***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy Technical Director, Operation and Perspective Development***

Period: ***2006 – 2007***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy General Director, Marketing and Sales***

Period: ***2003 – 2004***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy General Director, Marketing; Director, Market Operations***

Period: ***20.07.2006 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company***

Position: ***member of the Management Board***

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None*

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

Member of the Board of Directors of the following legal entities:

- Open Joint-Stock Company Prokopievskenergo, Member of the Board of Directors.

Sole management body of the Issuer (General Director)

MIKHAILOV Sergey Nikolaevich – General Director, Chairman of the Management Board
Born on: ***1959***
Educational background: ***Higher education, in 1981 graduated from Novosibirsk Electrotechnical Institute, speciality: "Dynamics and strength of machines"; in 1994 – from Novosibirsk Institute of National Economy speciality: "Finance, credit and money circulation", Ph.D., Economics***
Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:
Period: ***2000 – to date***
Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***
Position: ***General Director.***
Period: ***2006 – April 2007***
Organisation: ***Open Joint-Stock Company South Kuzbass State District Power Station.***
Position: ***General Director.***
Period: ***2006 – June 2007***
Organisation: ***Open Joint-Stock Company West-Siberian Combined Heat & Power Station.***
Position: ***General Director.***
Period: ***2006 – September 2007***
Organisation: ***Open Joint-Stock Company Kuzbass Power Sales Company.***
Position: ***General Director.***
Period: ***30.09.2002 – to date***
Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company***
Position: ***member of the Management Board.***
Share in the authorised capital of the Issuer: ***None***
Share of common stock in the Issuer's authorised capital: ***None***
Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***
Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***
Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***
Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***
Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***
Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***
Member of the Board of Directors (Management Board) of the following entities:
- Open Joint-Stock Company Bank Alemar, member of the Board of Directors.
- Kuzbass Power and Electrification Open Joint-Stock Company, member of the Board of Directors, member of the Management Board

5.3. Details of the amount of remuneration, benefits and/or reimbursement of expenses on each management body of the Issuer

Description (including amount) of all kinds of remuneration for each of the management bodies of the Issuer

(except for the natural person who is carrying out functions of the sole executive body of the Issuer), including wages, bonuses, commission, privileges and/or refunding of expenses, as well as other pecuniary benefits provided by the Issuer during the last complete financial year, as well as details of existing agreements concerning such benefits in the current financial year:

Board of Directors of the Issuer

For 2007 the members of the Board of Directors of the Issuer received a remuneration amounting to 27,506,835 (Twenty seven million five hundred six thousand eight hundred thirty five) RUB and 51 copecks.

In the current 2008 financial year the members of the Board of Directors of the Issuer received a remuneration amounting to 3,289,057 (Three million two hundred eighty nine thousand and fifty seven) roubles 50 copecks.

The amounts and the procedure of payment of remunerations and compensations in the current year 2008 are determined according to the "Regulations on payment of remunerations and compensations to the members of the Board of Directors of OAO Kuzbassenergo" approved by the resolution of the annual General Meeting of shareholders of OAO Kuzbassenergo on 06.06.2007 (Minutes No. 17).

The Regulations are published on OAO Kuzbassenergo website at: http://www.kuzbassenergo.ru/company/doc/

According to the "Regulations on payment of remunerations and compensations to the members of the Board of Directors of OAO Kuzbassenergo", payment of remunerations and compensations for 2008 shall be governed by the following provisions:

"3. Remunerations and compensations are paid by the Company in a monetary form.

4. Payment of remunerations.

4.1. For participation in the meeting of the Board of Directors held in absentia (by filling-in a questionnaire) each member of the Board of Directors of the Company is paid a remuneration at a rate of fifteen minimum monthly base salaries of a first-category worker established by the Russian Federation power industry collective agreement (hereinafter referred to as the Agreement) as of the date of holding the meeting of the Board of Directors of the Company, with due allowance for the indexation stipulated by the Agreement, within seven calendar days after the meeting of the Board of Directors of the Company.

For participation in the meeting of the Board of Directors held in the form of compresence of Directors, each member of the Board of Directors of the Company is paid a remuneration at a rate of fifteen minimum monthly base salaries of a first-category worker established by the Agreement as of the date of holding the meeting of the Board of Directors of the Company, with due allowance for the indexation stipulated by the Agreement, within seven calendar days after the meeting of the Board of Directors of the Company.

The amount of remuneration paid to the Chairman (Vice Chairman) for each meeting at which he performed functions of the Chairman of the Board of Directors (hereinafter referred to as fulfilment of functions of the Chairman) shall be increases by 50 %.

4.2. Members of the Board of Directors of the Company shall be paid an extra remuneration depending on the amount of the net profit of the Company according to the annual accounts approved by the General Meeting of the Company shareholders.

4.3. Members of the Board of Directors of the Company shall be paid an extra remuneration in case of increase in the amount of market capitalisation of the Company during officiation of the Board of Directors (period from the moment of election of the member of the Board of Directors till the moment of election of a new Board of Directors of the Company).

4.4. The remuneration specified in clause 4.2. shall be paid within one month after the annual General Meeting of the Company shareholders.

The remuneration specified in clause 4.3. shall be paid within one month from the date of making up the financial statements following the date of termination of authorities of the member of the Board of Directors.

4.5. The remuneration provided for by clauses 4.2. and 4.3. of these Regulations shall not be paid if

the member of the Board of Directors absented from more than 50 % of meetings held from the moment of his election till the moment of termination of authorities.

5. Payment of compensations.

5.1. Each member of the Board of Directors of the Company shall be reimbursed for all expenses actually incurred by him relating to participation in the meeting of the Board of Directors of the Company (travelling, accommodation, meals, etc.) in amounts specified in clause 5.2 hereof (except for payment of daily allowances).

5.2. Each member of the Board of Directors of the Company sent to a business trip to visit Company facilities, to meet with shareholders and investors, to attend General Meetings of the Company shareholders, as well as to perform other tasks associated with fulfilment of functions of the member of the Board of Directors of the Company shall be:

- paid a daily allowance according to the procedure established for the sole executive body of the Company, or the sole executive body of the management organisation of the Company;

- reimbursed for travel to the place of the business trip and back to the place of permanent employment or residence (including insurance premium under compulsory life insurance of passengers on transport, travel documents execution fee, etc.) – in the amount of actual expenses confirmed by travel documents (but not more that the effective fare):

- *by rail - in a business class carriage (first-class or de-luxe saloon);*
- *by marine and river transport – according to the rates established by the carrier, but not more that the fare for a de-luxe cabin with "all inclusive" servicing;*
- *by air transport – in the business class compartment;*
- *by motor transport - in public transport (except for taxi and rented car);*

- The reimbursement of expenses for hiring living quarters (except for the case when a member of the Board of Directors is provided free accommodation) - at a rate of actual expenses confirmed by respective documents, but not more than three minimum month base salaries of a first-category worker, established by the Russian Federation power industry collective agreement as of the date of the reimbursement, with due allowance for the indexation stipulated by the Agreement, within seven calendar days after the meeting of the Board of Directors of the Company, per every day of stay.

5.3. The compensations shall be paid by the Company within one calendar day after submission of documents confirming the expenses incurred.

No other regulations (agreements) on amount and procedure of payment of remunerations and compensations to the members of the Board of Directors were approved in the current financial year 2008.

Management Board of the Issuer

The amount of all disbursements paid to all the members of the Management Board (except for the Chairman of the Management Board - General Director) for 2007 was 54,578,696 (Fifty four million five hundred seventy eight thousand six hundred ninety six) RUB and 92 copecks.

The amount of all disbursements paid to all the members of the Management Board (except for the Chairman of the Management Board - General Director) in the current financial year 2008 was 6,374,338 (Six million three hundred seventy four thousand three hundred thirty eight) roubles 54 copecks.

Remunerations are paid to the members of the Management Board of the Issuer for discharging by them of their functions and include the salary stipulated by the employment contract, as well as bonuses depending on Company performance for the period on the basis of data of Russian fiscal accounting. The amounts of remunerations are approved by the Board of Directors of OAO Kuzbassenergo. Members of the Management Board are also paid extra premiums whose amounts are approved by the Chairman of the Management Board proceeding from valuation of contribution of each Member of the Management Board into the general result of operation. According to the Regulations on the Management Board of Kuzbass Power and Electrification Open Joint-Stock Company approved by the annual General Meeting of shareholders of OAO Kuzbassenergo on 21 June, 2002, the employment contract on behalf of the Company shall be signed by the Chairman of the Board of Directors of the Issuer or a person authorised by the Board of Directors of the Issuer.

No other regulations (agreements) on amount and procedure of payment of remunerations and compensations to the members of the Management Board were approved in the current financial year 2008.

5.4. Details of structure and terms of reference of bodies supervising financial and economic activities of the Issuer

Comprehensive description of the structure of bodies supervising financial and economic activities of the Issuer and their terms of reference according to the Charter (constituent instruments) of the Issuer:

The body supervising financial and economic activities of the Company is the Internal Audit Commission of the Company. The procedure of functioning of the Internal Audit Commission of the Company is determined by the Company by-law – Regulations on the Internal Audit Commission of Kuzbass Power and Electrification Open Joint-Stock Company approved by the annual General Meeting of shareholders of OAO Kuzbassenergo held on June 21st, 2002 (Minutes No. 10).

The Regulations are published on OAO Kuzbassenergo website at: http://www.kuzbassenergo.ru/company/doc/

The Internal Audit Commission consists of 5 members elected according to the procedure established by the Company Charter and these Regulations.

The Company Internal Audit Commission shall perform checks (auditing) of financial and economic activity of the Company at any time by its own initiative, according to the resolution of the General Meeting of shareholders, the Board of Directors of the Company or by request of a shareholder (shareholders) holding in the aggregate at least 10 percent of voting shares in the Company.

The scope of competence of the Internal Audit Commission of the Company (according to Article 23 "Internal Audit Commission and Auditor of the Company" of the Charter of OAO Kuzbassenergo) includes:

"1) confirmation of reliability of data contained in the annual report, the balance sheet, and the profit and loss statement of the Company;

2) analysis of financial standing of the Company, revealing reserves of improvement of financial standing of the Company and development of recommendations for Company management bodies;

3) organisation and carrying out checks (auditing) of financial and economic activity of the Company, in particular:

- ***checking (auditing) of financial, bookkeeping, settlement and other documentation of the Company related to the carrying out by the Company of financial and economic activity, from the point of view of its conformity to the legislation of the Russian Federation, to the Charter, by-laws and other documents of the Company;***
- ***control of preservation and use of fixed assets;***
- ***control of compliance with the established procedure of writing off to the Company losses of amounts payable by insolvent debtors;***
- ***control of expenditure of cash assets of the Company according to the approved business plan and the budget of the Company;***
- ***control of formation and use of the reserve and other special funds of the Company;***
- ***checking correctness and timeliness of calculation and payment of dividend on Company shares, bonds interest, as well as incomes on other securities;***
- ***checking fulfillment of earlier instructions on elimination of infringements and drawbacks revealed during previous checks (audits);***
- ***carrying out other actions and taking other steps related to auditing of financial and economic activity of the Company."***

To improve the internal control and to raise the role of the Board of Directors of the Company, the Board of Directors of OAO Kuzbassenergo by its resolution (minutes No. 02/13 of 04.07.2007) formed the Audit Committee of the Board of Directors of OAO Kuzbassenergo and approved the Regulations on the Audit

Committee of the Board of Directors of OAO Kuzbassenergo. The Board of Directors of the Issuer by its resolution (minutes No. 03/14 of 01.04.2008) approved the Regulations on the Audit Committee of the Board of Directors of OAO Kuzbassenergo in a new wording.

The aggregate term of existence of the Audit Committee of the Board of Directors of OAO Kuzbassenergo is about 10 months.

The Audit Committee's activity is governed by the Regulations on the Audit Committee of the Board of Directors of OAO Kuzbassenergo. According to article 1 of the Regulations on the Audit Committee of the Board of Directors of OAO Kuzbassenergo, the Audit Committee is a permanent advisory body ensuring efficient fulfilment by the Board of Directors of the Company of its functions on general management of the Company's activity. In its activity the Audit Committee is fully accountable to the Board of Directors of the Company, is not engaged in the operating activity of the Company and does not duplicate activity of any other divisions of the Company. The decisions of Audit Committee have a recommendational character for the Board of Directors of the Company. According to article 2 of the Regulations on the Audit Committee of the Board of Directors of OAO Kuzbassenergo the main purpose of creation of the Audit Committee is to ensure an efficient work of the Board of Directors of the Company in handling matters referred to its competence or studied by the Board of Directors within the framework of control of executive bodies of the Company. The task of the Audit Committee is to develop and submit recommendations (opinions) to the Board of Directors and the executive body of the Company in the field of audit and reporting of the Company. According to article 3 of the Regulations on the Audit Committee of the Board of Directors of OAO Kuzbassenergo, the terms of reference of the Audit Committee include:

1) preliminary consideration, analysis and working out of recommendations (opinions) on the following issues of competence of the Board of Directors of the Company:

- approval of the annual report of the Company;

- approval of annual accounts of the Company;

- consideration of candidates to the position of the Company auditor;

- determination of the amount of fee of the Company auditor;

- approval of the Company by-laws within the terms of reference of the Committee, except for by-laws the approval of which is referred to the competence of the General Meeting of shareholders, as well as other by-laws the approval of which is referred to the competence of executive bodies of the Company.

2) Working out recommendations to the Board of Directors of the Company on arrangement for the annual independent audit of the financial statements of the Company;

3) Estimation of candidates for the Company auditors and working out of recommendations to the Board of Directors of the Company on selection of nominees of external auditors of the Company according to the requirements of the effective legislation of the Russian Federation, qualification of external auditors, quality of their work and their compliance with the requirement of independence;

4) Development of recommendations regarding matters of definition of the accounting policy of the Company and approval of Regulations on accounting policy of the Company;

5) Analysis of the Financial Statements of the Company and the results of the external audit of the Financial Statements of the Company for conformity to the effective legislation of the Russian Federation, International Financial Reporting Standards, Russian Accounting Standards, other regulatory legal acts and standards, evaluation of the Financial Statements of the Company and the report of the Company auditor, as well as working out recommendations to the Board of Directors of the Company on improvement of the Company reporting system;

6) Analysis of the internal control systems of the Company, including system of control of compliance with laws and regulatory document, as well as working out recommendations to the Board of Directors of the Company on improvement of the internal control systems of the Company;

7) Consideration of all matters associated with appointment and dismissal of the internal auditor and the internal controller. The Committee handles the issues of creation of the internal audit and internal control services, scopes and problems of their activity, accountability and estimation of their activity;

8) Discussion with the internal and independent auditors total scope and plan of audits, including sufficiency of human resources and payment;

9) Analysis of results of the Company inspections conducted by state authorities;

10) Analysis of efficiency of the Company's activity in the area of risk management;

11) The Committee shall consider, comment on and approve the Company's risk management policy, suggested by the management, including building up respective functions within the organizational structure of the Company and issues of interaction of various structural divisions;

12) The Committee shall estimation on a regular basis the risk management system adopted by the Company, and prepare respective conclusion to the Board of Directors;

13) The Committee shall discuss with the management, as well as internal and independent auditors:

- rules and procedures of estimation and monitoring of risks arising in the course of the Company's activity;

- programs of measures aimed at elimination and/or alleviation of aftereffects for the Company of risks arising in the course of the Company's activity, including risks associated with ensuring compliance with the effective legislation and requirements of regulating authorities.

14) Analysis of information on transactions of insiders with the Company securities and subsidiary and associated companies (hereinafter referred to as subsidiary and associated companies) and submission to the Board of Directors of the Company of the report on transactions with securities of the Company and its subsidiary and associated companies.

15) Others related matters (except for those referred to the competence other Committees of the Company) and other issues under instructions of the Board of Directors of the Company.

According to article 4 of the Regulations on the Audit Committee of the Board of Directors of OAO Kuzbassenergo, to fulfill the assigned functions the Committee is vested with the following rights:

1) to initiate checks, evaluations and studies on the matters referred to its competence;

2) to request and to receive information and documents necessary for carrying out its activity from the General Director, the Management Board, the executive personnel of the Board of Directors, the Auditing Commission, the Auditor of the Company, other officials of the Company, as well as to request information from outside organisations through the Chairman of the Board of Directors or the General Director of the Company;

3) to receive from outside organisations professional services, or to engage (in particular, on contractual basis) third persons in the capacity of experts (consultants) having special knowledge on matters referred to the Committee's competence. Contracts with persons engaged by the Committee for rendering consultation services shall be concluded on the basis of the respective resolution of the Committee by an authorised official of the Company as advised by the Chairman of the Committee, or by the Committee Chairman by virtue of a Power of Attorney issued by the sole executive body of the Company;

4) to invite Company's employees and management, members of other Committees of the Board of Directors of the Company, as well as other persons to attend the Committee meetings;

5) to hold regular meetings with the external auditor of the Company to discuss questions within the terms of reference of the Committee;

6) to interact with the internal control and internal audit services of the Company;

7) in case of need, to develop and submit for approval to the Board of Directors of the Company draft proposals of amendments and supplements to the Regulations.

The Committee has other rights specified in the Regulations on the Audit Committee of the Board of Directors of OAO Kuzbassenergo.

According article 5 of the Regulations on the Audit Committee of the Board of Directors of OAO Kuzbassenergo the Audit Committee shall:

1) fulfill the tasks assigned to the Committee and to carry out its activity according to the Regulations on the Audit Committee of the Board of Directors of OAO Kuzbassenergo, requirements of the legislation of the Russian Federation, the Company Charter and by-laws;

2) carry out analysis of information on transactions of insiders with securities of the Company and its subsidiary and associated companies presented by the Company division in charge of the internal control over financial and economic activity of the Company, as well as submit to the Board of Directors of the Company the report on transactions with securities of the Company and its subsidiary and associated companies;

3) to provide to the Board of Directors economically efficient and legally sound recommendations (conclusions) on matters referred to the competence of the Committee;

4) to inform promptly the Board of Directors of the Company about risks to which the Company is subject;

5) to observe confidentiality requirements, not to disclose information pertaining to the Company, which is considered to be a trade and/or official secret.

According to article 6 of the Regulations on the Audit Committee of the Board of Directors of OAO Kuzbassenergo the quantitative composition of the Committee shall be determined by the resolution of the Board of Directors of the Company. The Audit Committee shall include no less than 3 (three) and no more than 7 (seven) persons. The members of the Committee shall be elected from among members of the Board of Directors of the Company by the Board of Directors of the Company by simple majority of votes of the members of the Board of Directors present at the meeting of the Board of Directors. All Committee members should meet the following requirements of independence:

1) Committee members and their close relatives should not be in any labour relations consist with the Company, management organisation of the Company and subsidiary and associated companies of the Company during three years prior to the moment of their election in the Committee and during the period they discharge their duties in the Committee.

2) Committee members and their close relatives should not receive from the Company, management organisation of the Company or subsidiary and associated companies of the Company any remunerations except for remunerations for fulfilment of their responsibilities in the capacity of members of the Board of Directors, Auditing Commissions and Committees of the Board of Directors of the Company and subsidiary and associated companies of the Company during three years prior to the moment of their election in the Committee and during the period they discharge their duties in the Committee.

Should any Committee member ceases to meet the independence requirements specified in this clause, he shall immediately inform thereof the Chairman of the Board of Directors of the Company and the Chairman of the Committee.

At election of Committee members preference should be given to candidates having higher financial, economic or legal education and/or having an operational experience in field of financial control and risk management. At least one of Committee members should have the knowledge of accounting rules (standards) adopted by the Company and preparation of financial statements, operational experience in the field of preparation (audit) of financial statements and development (analysis) of internal control systems.

According to article 7 of the Regulations on the Audit Committee of the Board of Directors of OAO Kuzbassenergo the Committee activity shall be organised and managed by the Chairman of the Audit Committee. The Chairman of the Audit Committee shall be elected the Board of Directors of the Company from among the elected Committee members by simple majority of votes of members of the Board of Directors of the Company present at the meeting of the Board of Directors. The Board of Directors shall have the right to re-elect the Chairman of the Audit Committee at any time.

Details of the internal control system supervising financial and economic activities of the Issuer:

Availability of the internal audit service, term of its operation and its key employees. Basic functions of the internal audit service; accountability of the internal audit service, interaction with executive bodies of the Issuer and the Board of Directors (Supervisory Board) of the Issuer. Interaction of the internal audit service and the external auditor of the Issuer:

Subdivisions of the executive apparatus of the Company charged with internal control is the Internal Audit Department and the Economic & Informational Safety and Security Service.

The Internal Audit Department carries out its checks on the basis of the Annual plan of comprehensive checks approved by the General Director. The action plan of the informational safety service the plan is approved by the Deputy General Director for Safety.

The Economic & Informational Safety and Security Service was created in 2003. The term of existence of the Service is more than 5 years. The staff of the service currently includes 7 persons. The chief of the Service is VARNAKOV Vyacheslav Alekseevich.

Positions held for the last 5 years:

Period: ***1999 to 2003.***

Position: ***Deputy chief of the Criminal Police Service of the Municipal Department of the Internior of Kemerovo region.***

Period: ***2003 - to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Chief of the Economic & Informational Safety and Security Service***

Share in the authorised capital of the Issuer: ***none.***

Share of common stock in the authorised capital of the Issuer: ***none.***

Number of shares in the Issuer which may be acquired by the person through exercising of rights on the Issuer's options held by him/her: ***none.***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***none.***

Share of common stock in the authorised capital of subsidiary/associated companies of the Issuer: ***none.***

Number of shares in subsidiary/associated companies of the Issuer which may be acquired by the person through exercising of rights on options held by him/her: ***none.***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer. between the member of the Issuer's body supervising its financial and economic activities and other members of Issuer's body supervising its financial and economic activities, members of the Board of Directors of the Issuer, members of the collective executive body of the Issuer, the person, holding the position of the sole executive body of the Issuer: ***none.***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None.***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: *None.*

Activity of the Economic & Informational Safety and Security Service is governed by the "Regulations on Economic & Informational Safety and Security Service" approved by the Board of Directors of the Issuer on 04 June, 2006. According to the Regulations the primary goals and functions of the Economic & Informational Safety and Security Service are:

- *Analysis of condition and reasons of occurence of debt receivable, taking measures for its settlement, in particular by searching and locating the debtors.*
- *Control of organisation of contractual work in the executive apparatus and branches of the Company for the purpose of finding intermediary organisations having the most favourable terms and conditions of transactions.*
- *Ensuring economic safety of the Company at tenders.*
- *Control of writing off material assets for production needs.*
- *Carrying out due diligence investigations of business partners at conclusion of agreements and providing recommendations to the Company management on expediency of further contacts.*

- ***Creation of a database for information support of the Company in matters relating to its economic safety and sustained functioning.***
- ***Revealing information leakage channels that may cause economic damage to the Company, taking organizational, technical and legal steps for their elimination.***
- ***Carrying out checks of proper keeping, storage and use of the documents containing data considered to be a business or official secret of the Company.***
- ***Carrying out checks of data protection objects for compliance with the informational safety requirements.***
- ***Rendering methodical and practical assistance in matters of organisation of access control, implementation of protection equipment at Company's facilities.***
- ***Development and implementation of measures intended to prevent criminal trespasses against Company's property.***
- ***Development and implementation of measures intended to prevent subversive and terrorist acts at power facilities of the Company.***
- ***Organizational support of activity of the Antiterrorist Commission of the Company.***
- ***Timely and proper submission of statistical and other reports on results of activity of the Service.***
- ***Examination of proposals, complaints, statements concerning ensurance of economic and informational safety of the Company as well as security regime in the Company.***
- ***Generalisation and spreading of best practices. Organisation of thematic meetings, exhibitions, shows, competitions.***

The Internal Audit Department was created in 1995. The term of existence of the Department is more than 13 years. As of today, Department staff consists of 5 persons. The Chief of the Internal Audit Department is LARITSKAYA Tatyana Dmitrievna.

Educational background: ***higher education, in 1984 graduated from Kemerovo State University; speciality: accounting.***

Positions held for the last 5 years:

Period: ***1999 - to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Chief of the Internal Audit Department.***

Share in the authorised capital of the Issuer: ***none.***

Share of common stock in the authorised capital of the Issuer: ***none.***

Number of shares in the Issuer which may be acquired by the person through exercising of rights on the Issuer's options held by him/her: ***none.***

Number of shares in subsidiary/associated companies of the Issuer which may be acquired by the person through exercising of rights on options held by him/her: ***none.***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer. between the member of the Issuer's body supervising its financial and economic activities and other members of Issuer's body supervising its financial and economic activities, members of the Board of Directors of the Issuer, members of the collective executive body of the Issuer, the person, holding the position of the sole executive body of the Issuer: ***none.***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None.*

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None.***

Activity of the Internal Audit Department is governed by the ***"Regulations on Internal Audit Department"*** *approved by the Board of Directors of the* ***Issuer*** *on 09* ***August, 2007 (Minutes No.06/13).*** *According to its provisions primary goals and functions of the Internal Audit* ***Department are the following:***

Control of conformity of financial and economic operations made ***in the Company, its branches and***

structural divisions to the Company interests in order to protect the assets of the Company;

Checking bookkeeping and current information presented by the executive apparatus divisions, branches and representative offices of the Company, including examination of means and methods used for identification, estimation, classification of such information and preparation of accounting and reports on its basis, as well as special studying of specific items of reporting, in particular, detailed revisions of transactions and balances of accounts;

Checking availability, condition and safety of the Company's property;

Independent estimation and financial analysis of the Company as a whole, its branches and structural divisions;

Control of compliance with the internal control procedures and analysis of effectiveness of the internal control system;

Development out and implementation of the methodology of organisation of the internal control system in the Company, its branches and structural divisions;

Revealing, classification and analysis of risks in the sphere of financial and economic activities, working out suggestions how to decrease the same;

Interacting with the Internal Audit Commission and external auditors of the Company;

Ensuring sufficient reliance with respect to adequacy of the financial statements of the Company and observance of procedures of its preparation, as well as compliance with the requirements for bookkeeping in the Company;

Timely notification of the General Director on all deviations and infringements in the Company's activity revealed, as well as submission of suggestions on elimination of infringements and drawbacks revealed during monitoring and checks and recommendations on improving management efficiency (interaction of the Internal Audit Department and the Audit Committee at the Board of Directors of the Company is carried out according to the procedure approved by the General Director and agreed with the Audit Committee at the Board of Directors);

Analysis and working out of measures on enhancement of efficiency and productivity of business processes of the Company, estimation of applicability of standards, procedures and techniques approved and effective in the Company;

Acknowledgement of reliability of data of financial statements disclosed by the Company;

Carrying out internal control in subsidiary and associated companies of the Company through Company representatives elected into the Internal Audit Commissions of the subsidiary and associated companies.

The Internal Audit Departmentis shall report to the Sole Executive Body and the Board of Directors.

When discharging its functions, the Internal Audit Department shall closely interact with the external auditor of the Issuer.

The Regulations and schedules governing interaction of the Internal Audit Department, Auditing Commission, Audit Committee of the Board of Directors of OAO Kuzbassenergo, Economic & Informational Safety and Security Service have not been approved yet by the Issuer and are under development.

Issuer's by-laws laying down rules of prevention of misuse of the office (insider) information. If such document is available, specify the Internet site where the full text of its effective edition is accessible:

The Issuer has not adopted any document laying down rules of prevention of misuse of the office (insider) information.

Internet site where the full text of the effective edition of the above document is accessible: *The Issuer has not adopted any document laying down rules of prevention of misuse of the office (insider) information.*

5.5. Details of persons who are members of bodies supervising financial and economic activities of the Issuer's

Details of the Internal Auditor or members of the of the Internal Audit Commission and other Issuer's bodies in charge of supervision of its financial and economic activities.

The extraordinary General Meeting of shareholders by its resolution of 04.02.2008 (Minutes No. 21 of 05.02.2008) elected the following members of the Internal Audit Commission of the Company:

Members of the Internal Audit Commission:

1. BARAYSHCHUK Arkady Viktorovich

Born on: ***1975***

Educational background: ***Higher education, in 1997 graduated from Irkutsk State Economic Academy.***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***June, 2001 – November, 2004***

Organisation: ***Closed Joint-Stock Company Audit – Delo Firm***

Position: ***auditor***

Period: ***December, 2004 – July, 2005***

Organisation: ***Limited Liability Company East Siberian Timber Industry Company***

Position: ***accountant-auditor***

Period: ***August, 2005 - January, 2006***

Organisation: ***Limited Liability Company Engineering Structures Integrated Works No. 1***

Position: ***Chief accountant***

Position: ***accountant-auditor***

Period: ***February, 2006 - to date***

Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company***

Position: ***Senior Auditor of the Internal Control and Audit Service; chief specialist of the Internal Control and Audit Service***

Period: ***February, 2006 - to date***

Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company***

Position: ***Senior Auditor of the Internal Control and Audit Service; chief specialist of the Internal Control and Audit Service***

Period: ***04.02.2008 - to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***member of the Internal Audit Commission***

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations between the member of the Issuer's body supervising its financial and economic activities and other members of the Issuer's bodies, members of the Board of Directors of the Issuer, members of the collective executive body of the Issuer, or the person holding the office of the sole executive body of the Issuer: ***none.***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None*

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

2. BELSKY Artem Stanislavovich

Born on: ***1981***

Educational background: ***Higher education, in 2003 graduated from Baikal State University of Economy and Law, accountant-economist***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***2004 – 2006***

Organisation: ***Closed Joint-Stock Company Irkutskaudit***

Position: ***auditor***

Period: ***2006 – to date.***

Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company***

Position: ***leading internal auditor; leading expert of the block on audit of power assets of the Internal Control and Audit Service.***

Period: ***04.02.2008 - to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***member of the Internal Audit Commission***

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations between the member of the Issuer's body supervising its financial and economic activities and other members of the Issuer's bodies, members of the Board of Directors of the Issuer, members of the collective executive body of the Issuer, or the person holding the office of the sole executive body of the Issuer: ***none.***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

3. DOROKHOVA Svetlana Anatolievna

Born on: ***1981***

Educational background: ***Higher education, in 2005 graduated from Kuzbass State Technical University, economist***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***September, 2004 – September, 2005***

Organisation: ***Limited Liability Company Audit – LIK***

Position: ***auditor assistant***

Period: ***September, 2005 – March, 2006***

Organisation: ***Limited Liability Company Audit – Optim – K***

Position: ***auditor-accountant***

Period: ***March, 2006 - to date***

Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company***

Position: ***Auditor, Senior Auditor of the Audit Department of the Internal Control and Audit Service of***

OAO SUEK branch in the city of Leninsk-Kuznetskiy; Chief Specialist of the Internal Control and Audit Service

Period: ***04.02.2008 - to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***member of the Internal Audit Commission***

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations between the member of the Issuer's body supervising its financial and economic activities and other members of the Issuer's bodies, members of the Board of Directors of the Issuer, members of the collective executive body of the Issuer, or the person holding the office of the sole executive body of the Issuer: ***none.***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

4. Mokhnachevskaya Sofia Ivanovna

Born on: ***1979***

Educational background: ***Higher education, in 2000 graduated from K.A.Timiryazev Moscow Agricultural Academy (accounting and audit).***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***September, 2001 – April, 2004***

Organisation: ***Open Joint-Stock Company Almazergiebank***

Position: ***Specialist, I category, leading expert, specialist of the Accounting Department, leading expert of the Credit Department***

Period: ***April, 2004 – February, 2005***

Organisation: ***Open Joint-Stock Company Yakutgazprom***

Position: ***internal auditor, financial controller, chief internal auditor of the Internal Audit Directorate***

Period: ***February, 2005 – September, 2005***

Organisation: ***Closed Joint-Stock Company PricewaterhouseCoopers Audit***

Position: ***consultant of the Performance Improvement Services Department***

Period: ***September 2005 – to date***

Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company***

Position: ***Chief Specialist of the Internal Control and Audit Service***

Period: ***04.02.2008 - to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***member of the Internal Audit Commission***

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations between the member of the Issuer's body supervising its financial and economic activities and other members of the Issuer's bodies, members of the Board of Directors of the Issuer, members of the collective executive body of the Issuer, or the person holding the office of the sole executive body of the Issuer: ***none.***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

5. SMIRNOVA Elena Evgenevna

Born on: ***1976***

Educational background: ***Higher education, in 1998 graduated from Volgograd State University***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***2001 – 2003***
Organisation: ***Representative Office of OAO RAO UES of Russia Tsentrenergo***
Position: ***adviser on activity of internal audit commissions***

Period: ***2003 – 2004***
Organisation: ***Closed Joint-Stock Company Transserviceenergo.***
Position: ***Deputy General Director, Economy.***

Period: ***2004 – to date***
Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia.***
Position: ***Chief of the Internal Audit Commission Section of the Economic Planning and Financial Control Department of Business Unit No. 2.***

Period: ***04.02.2008 - to date***
Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***
Position: ***member of the Internal Audit Commission***

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations between the member of the Issuer's body supervising its financial and economic activities and other members of the Issuer's bodies, members of the Board of Directors of the Issuer, members of the collective executive body of the Issuer, or the person holding the office of the sole executive body of the Issuer: ***none.***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or

criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None*

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: *None*

Member of management and control bodies of the following companies:

- Open Joint-Stock Company Territorial Generation Company No. 10, member of the Internal Audit Commission;

- Open Joint-Stock Company Fourth Generation Company of the Wholesale Electric Power Market, member of the Internal Audit Commission;

- Open Joint-Stock Company Altaienergosbyt, member of the Internal Audit Commission;

- Open Joint-Stock Company Territorial Generation Company No. 11, member of the Internal Audit Commission;

- Open Joint-Stock Company Volzhskaya Territorial Generation Company, member of the Internal Audit Commission.

According to the resolution of the Board of Directors of OAO Kuzbassenergo of 05 March, 2008 (Minutes No. 01/14) the following members of the Board of Directors of OAO Kuzbassenergo were elected members of the Audit Committee:

1. MARTYNOV Sergey Aleksandrovich – Chief of the Internal Control and Audit Service of Open Joint-Stock Company Siberian Coal Energy Company (Chairman of the Committee), member of the Board of Directors of the Issuer;

2. SOROKIN Igor Yurievich – Chief of the Design Centre of the TGCs of Open Joint-Stock Company Siberian Coal Energy Company, member of the Board of Directors of the Issuer;

3. EVSEENKOVA Elena Vladimirovna – Deputy Chief of the Economic Planning and Financial Control Department of Business Unit No. 2, member of the Board of Directors of the Issuer.

Details of members of the Audit Committee of the Board of Directors of OAO Kuzbassenergo:

MARTYNOV Sergey Aleksandrovich

Born on: ***1959***

Educational background: ***Higher education, in 1984 graduated from Penza Polytechnical University, specialization: system engineer; in 2002, from Penza State University, specialization: economist-manager.***
Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***July, 2000 – September, 2003***
Organisation: ***OOO IK Sibintek.***
Position: ***Deputy Chief of the Financial Service, Deputy Chief of the Planing and Economic Department, Chief of the Financial Management Department, Chief of the Internal Control Service.***

Period: ***September, 2003 – December, 2004***
Organisation: ***Open Joint-Stock Company National Oil and Gas Company Sakhaneftegaz.***
Position: ***Vice-President for Internal Audit of the group of companies of the holding, manager for the Eastern Siberia and Far East of Joint-Stock Company Yukos EP.***

Period: ***December, 2004 – August, 2005***
Organisation: ***Joint-Stock Company PricewaterhouseCoopers Audit.***
Position: ***senior manager, Performance Improvement Services.***

Period: ***August, 2005 – to date***
Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company.***
Position: ***Chief of the Internal Control and Audit Service.***

Share in the authorised capital of the Issuer: ***None***
Share of common stock in the Issuer's authorised capital: ***None***
Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***
Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***
Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***
Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***
Nature of any family relations between the member of the Issuer's body supervising its financial and economic activities and other members of the Issuer's bodies, members of the Board of Directors of the Issuer, members of the collective executive body of the Issuer, or the person holding the office of the sole executive body of the Issuer: ***none.***
Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

Member of the Board of Directors of the following entities:

- Open Joint-Stock Company Far East Power Company, member of the Board of Directors,

- Kuzbass Power and Electrification Open Joint-Stock Company, member of the Board of Directors.

SOROKIN Igor Yurievich

Born on: ***1974***

Educational background: ***higher education***
Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***2000 – 2001***
Organisation: ***Limited Liability Company Karana.***
Position: ***Consultant.***

Period: *2001 – 2003*
Organisation: ***Open Joint-Stock Company ROKOLOR.***
Position: *Financial Director.*

Period: *2003 – 2004*
Organisation: *Closed Joint-Stock Company MDM Group* ***(renamed into Joint-Stock Company SUEK,*** *then into Joint-Stock Company KHK SUEK).*
Position: *Chief Specialist.*

Period: *2004 – to date*

Organisation: *Open Joint-Stock Company Siberian Coal Energy Company.*

Position: ***Chief specialist of the Power Assets Management Department; since 01.2007 – Project Manager, Power Industry of the Unified Enegry System of Siberia; since 01.08.2007 –chief of the Design Centre of the TGCs.***

Share in the authorised capital of the Issuer: *None*

Share of common stock in the Issuer's authorised capital: *None*

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: *None*

Share in the authorised capital of subsidiary/associated companies of the Issuer: *None*

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: *None*

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: *None*

Nature of any family relations between the member of the Issuer's body supervising its financial and economic activities and other members of the Issuer's bodies, members of the Board of Directors of the Issuer, members of the collective executive body of the Issuer, or the person holding the office of the sole executive body of the Issuer: *none.*

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None*

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***According to the determination of the Arbitration Court of Kemerovo region of 02.08.2006 insolvency (bankruptcy) proceedings were initiated against Open Joint-Stock Company Kuzbassenergoservis, city of Kemerovo. Pursuant to the award of the Arbitration Court of Kemerovo region of February 21st, 2007 Open Joint-Stock Company Kuzbassenergoservis was declared insolvent (bankrupt) and receivership proceedings were commenced for a period of 12 months. I.Yu.Sorokin is a member of the Board of Directors of Open Joint-Stock Company Kuzbassenergoservis***

Member of the Board of Directors of the following entities:

- Open Joint-Stock Company Territorial Generation Company No. 11, vice-president of the Board of Directors;

- Open Joint-Stock Company Altaienergo, member of the Board of Directors;

- Open Joint-Stock Company Sibirsetremont, member of the Board of Directors;

- Open Joint-Stock Company Dalenergospetsremont, member of the Board of Directors;

- Open Joint-Stock Company Motor Transportation Company LuTEK , member of the Board of Directors;

- Open Joint-Stock Company Kuzbass Power Sales Company, member of the Board of Directors;

- Open Joint-Stock Company Kuzbass Power Repair Company (Kuzbassenergoremont) member of the Board of Directors;

- Open Joint-Stock Company Omsk Power Sales Company, member of the Board of Directors;

*- Open Joint-Stock Company **Eniseiskaya Territorial Generation Company (TGCS-13), member of the** Board of Directors;*

*- Open Joint-Stock Company Omskenenrgo **Power Engineering and Electrification Joint-Stock Company,** member of the Board of Directors;*

*- Open Joint-Stock Company Omskelektrosetremont, **member of the Board of Directors;***

*- Open Joint-Stock Company Omskenergoremont **Industrial & Repair Company, member of the Board of** Directors;*

*- Open joint-stock company Krasnoyarskenergoremont, **member of the Board of Directors.***

3. EVSEENKOVA Elena Vladimirovna - member of the Board of Directors.

Born on: ***1980***

Educational background: ***Higher education, in 2001 graduated from College of the Ministry of Foreign Affairs of the Russian Federation; in 2002 – from the State University of Management.***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***2002 – June 2003***

Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***

Position: ***Specialist, I category***

Period: ***June 2003 - June 2003***

Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***

Position: ***Chief specialist;***

Period: ***June 2004 - December 2006***

Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***

Position: ***Chief of Economic Planning and Financial Control Department;***

Period: ***December 2006 – to date***

Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***

Position: ***Deputy Chief of Economic Planning and Financial Control Department of Business Unit No. 2.***

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

Member of the Board of Directors of the following entities:

- Open Joint-Stock Company Wholesale Generating Company-2 (WGC-2), member of the Board of Directors

Member of the Internal Audit Commission of the following entities:

Open Joint-Stock Company Territorial Generating Company-11, Member of the Internal Audit Commission.

5.6. Details of amount of remuneration, benefits and/or reimbursement of expenses of members of the body supervising financial and economic activities of the Issuer

Description and amount of all kinds of remuneration including wages, bonuses, commission, benefits and/or reimbursement of expenses, as well as other property provided by the Issuer for the last complete financial year, as well as details of existing agreements concerning such payments in the current financial year:

Remuneration to members of the Internal Audit Commission in 2007 shall be paid according to the "Regulations on payment of remunerations and compensations to the members of the Internal Audit Commission of OAO Kuzbassenergo", approved by the annual General Meeting of shareholders of OAO Kuz-

bassenergo on June 26th, 2006.

According to their provisions:

"3.1. For participation in the check (auditing) of the financial and economic activity of the Company each member of the Internal Audit Commission shall be paid a lump-sum remuneration amounting to five minimum monthly base salaries of a first-category worker established by the Russian Federation power industry collective agreement (hereinafter referred to as the Agreement) as of the date of carrying out the check (auditing), with due allowance for the indexation stipulated by the Agreement.

3.2. For each check (auditing) of the financial and economic activity of the Company performed members of the Internal Audit Commission of the Company may be paid a supplementary remuneration not exceeding twenty minimum monthly base salaries of a first-category worker established by Agreement, with due allowance for the indexation stipulated by the Agreement.

The procedure and terms of disbursement of the supplementary remuneration shall be determined by the Board of Directors of the Company.

3.3. The amount of remunerations paid to the Chairman of the Internal Audit Commission of the Company according to clauses 3.1 and 3.2 hereof shall be increased by 50 %.

"Regulations on payment of remunerations and compensations to the members of the Internal Audit Commission of OAO Kuzbassenergo" are available at OAO Kuzbassenergo website at: http://www.kuzbassenergo.ru/invest/doc/mandatory/doc/.

Payments to all members of the Internal Audit Commission for 2007 amounted to 251,280 (Two hundred fifty one thousand two hundred eighty) and 33 copecks.

Wages of all members of the Internal Audit Commission for 2007 amounted to 0,00 RUB.

Bonuses paid to all members of the Internal Audit Commission in 2007 amounted to 0,00 RUB.

Remuneration for participation in checks (audits) paid to all members of the Internal Audit Commission in 2007 amounted to 251,280 (Two hundred fifty one thousand two hundred eighty) RUB and 00 copeck.

Commissions paid in 2006: 0 RUB.

Benefits and/or reimbursement of expenses provided in 2006: 0 RUB.

Other property provided in 2006: 0 RUB.

Total amount of payments to all members of the Internal Audit Commission for 2007 was 251,280 (Two hundred fifty one thousand two hundred eighty) RUB and 00 copeck.

Wages of all members of the Internal Audit Commission for 2007 amounted to 0 RUB.

Bonuses paid to all members of the Internal Audit Commission in 2006 amounted to 0 RUB.

Remuneration for participation in checks (auditings) paid to all members of the Internal Audit Commission in 2007 amounted to 251,280 (two hundred fifty one thousand two hundred eighty) RUB and 00 copeck.

Commissions paid in 2007: 0 RUB.

Benefits and/or reimbursement of expenses provided in 2007: 0 RUB.

Other property provided in 2007: 0 RUB.

In the current 2008 financial year no other Regulations (agreements) on amount and procedure of payment of remunerations and compensations to the members of the Internal Audit Commission were approved.

5.7. Details of number and summary data on education and composition of the Issuer's employees (workers), as well as about variation of number of the Issuer's employees (workers)

Average staffing number of the Issuer's employees, including employees working in its branches and representative offices, as well as the amount of allocations to salary and social welfare for the last completed financial year, as well as for the first quarter of the current financial year

Parameter	Accounting period	
	31.12.2007	***31.03.2008***

Average staffing number of employees	*7,273*	*7,153*
Share of employees with a higher vocational education, %	*32*	*32*
Amount of monetary funds allocated for labour remuneration, thou RUB	*1,799,550.5*	*427,238.9*
Amount of monetary funds allocated for social welfare, thou RUB	*48,931.0*	*9,248.0*
Total amount of monetary funds spent; thou RUB	*1,848,481.5*	*436,486.9*

Factors that according to the Issuer caused a significant change of personnel strength, and consequences of such changes for the financial and economic activity of the Issuer: ***There were no major changes of the number of employees in the first quarter.***

Consequences of the employees quantity change for the financial and economic activity of the Issuer: ***There were no major changes of the number of employees in the first quarter.***

Issuer's employees exercising significant influence on financial and economic activities of the Issuer (key employees):

Name	Year of birth	Current position	Record of service in OAO Kuzbassenergo
MIKHAILOV Sergey Nikolaevich	***1959***	***General Director (also is a member of the Management Board, member of the Board of Directors)***	***8 years and 3 months***
GRETSINGER Yury Aleksandrovich	***1953***	***Deputy General Director, Production - Technical Director (also is a member of the Management Board)***	***32 years and 7 months***
LAVROV Alexander Mikhailovich	***1950***	***Deputy General Director, Economy and Finance (also is a member of the Management Board)***	***4 years and 4 months***
SHEIBAK Yury Vladimirovich	***1953***	***Deputy General Director, Marketing and Sales - Director for Market Operations (also is a member of the Management Board)***	***26 years and 9 months***
EROFEEV Alexander Kupriyanovich	***1959***	***Deputy General Director, Production Support (also is a member of the Management Board)***	***8 years and 5 months***
GREBENNIKOV Alexey Antonovich	***1939***	***Adviser to the General Director on General Issues (also is a member of the Management Board)***	***11 years and 9 months***
SKOROKHODOV Dmitry Viktorovich	***1977***	***Deputy General Director, Corporate Governance (also is a member of the Management Board)***	***9 years and 11 months***
Prihodchenko Svetlana Stanislavovna	*1972*	*Chief Accountant*	*1 year and 11 months*

Details of the trade-union body formed by the employees (workers) of the Issuer:

*Representative body of the employees of the Issuer is the **Kemerovo regional trade-union** organisation "Electroprofsoyuz".*

3,710 employees of the Issuer (50 %) are members of the trade union.

The basic mechanism of interaction of the employer and the trade union is social partnership assuming that trade union not only performs its functions, but also participates in implementation of the Issuer strategy, its sustainable development upon which depends the well-being of each employee.

The basic document reflecting interests of of the Issuer's employers and employees is the Collective Agreement of OAO Kuzbassenergo for 2007-2008. This document determines and regulates social and labor relations between the employer and the workers as well as assosiated economic relations, labour remuneration terms and conditions, labour guarantees and benefits, rights, duties and responsibility of the parties to the social partnership. The period of validity of the Agreement is from 01 January, till 31 December, 2008.

The Collective Agreement has been developed according to the Branch Rate Agreement of the electric power industry for 2007 - 2008.

5.8. Details of any Issuer's commitments to employees (workers) regarding possibility of their participation in the authorised (share) capital (unit fund) of the Issuer

Issuer's commitments regarding possibility of participation of the Issuer's employees (workers) in its authorised (share) capital.

Employment contracts concluded with the Issuer's employees do not provide for any Issuer's commitments to employees (workers) regarding possibility of their participation in the authorised (share) capital of the Issuer.

Share in the authorised (share) capital (unit fund) of the Issuer (number of ordinary shares in the Issuer being a joint-stock company) which according to such commitments can be acquired by the Issuer's employees (workers):

Employment contracts concluded with the Issuer's employees do not provide for any Issuer's commitments to employees (workers) regarding possibility of their participation in the authorised (share) capital of the Issuer.

Details of provision or possibility of provision of the Issuer's options to the Company employees (workers).

Employment contracts concluded with the Company employees (workers) do not provide for granting to the Company employees (workers) any Issuer options.

VI. Details of members (shareholders) of the Issuer and non-arms-length transactions made by the Issuer

6.1. Information on total number of shareholders (members) of the Issuer

Total number of persons registered in the Shareholder Register of the Issuer as of the date of approval of the issue prospectus: *1264* including *9* nominee holders.

6.2. Details of the Issuer's members (shareholders) holding at least 5 percent of its authorised (share) capital (unit fund) or at least 5 percent of its ordinary shares, as well as details of members (shareholders) of such persons holding at least 20 percent of their authorised (share) capital (unit fund) or at least 20 percent of their ordinary shares

Details of shareholders holding at least 5 percent of the Issuer's authorised capital or at least 5 percent of its ordinary shares:

1. Full business name: ***Open Joint-Stock Company Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia (shares are registered in the Issuer's shareholder register in the name of a nominee holder, OOO Depository and Corporate Technologies)***

Short business name: ***OAO RAO UES of Russia.***

INN: ***7705018828***

Place of business: ***119526, Moscow, pr-t Vernadskogo, 101, bldg 3.***

Shareholder's share in the authorised capital of the Issuer – ***42.06 %.***

Share of the Issuer's common stock held by this shareholder – ***42.06 %.***

Persons holding at least 20 percent of the authorised capital of the Issuer's shareholder or at least 20 percent of common stock of the Issuer's shareholder: ***Russian Federation represented by the Federal Agency for Management of Federal Assets.***

INN: ***7710542402***

Place of business: ***109012, Moscow, Nikolskiy per, 9.***

Share of this person in the authorised capital of the Issuer's shareholder: ***52.68 %.***

Share of common stock of the Issuer's shareholder held by this person: ***54.99 %.***

Share of this person in the authorised capital of the Issuer: ***0.***

Share of common stock of the Issuer held by this person: ***0.***

Issuer shares held by the Issuer's shareholder, OAO RAO UES of Russia and amounting to at least 5 percent of the authorised capital or at least 5 percent of common stock of the Issuer, are registered in the shareholder register of the Issuer in the name of a nominee holder. Details of the nominee holder:

Full business name: *Limited Liability Company Depository and Corporate Technologies*

Short business name: *OOO Depository and Corporate Technologies*

Place of business: ***119607, Moscow, Ramenki street, 17, bldg 1***

Contact telephone: ***(495) 641-30-32*** Fax: ***(495) 641-30-31*** E-mail: ***dkt@depotech.ru***

Number, date of issue and term of validity of the licence of a professional stock market participant, name of authority which issued the licence: ***Licence of a professional stock market participant authorizing business of a depositary institution No. 077-08381-000100 of 21.04.2005, valid till 21.04.2008, issued by the Federal Service for Financial Markets of Russia***

Number of ordinary shares in the Issuer registered in the Shareholder Register of the Issuer in the name of the nominee holder: ***29,702,020,000 pieces (42.06 % from the authorised capital of the Issuer).***

6.3. Details of share of state or municipal bodies in the authorised (share) capital (unit fund) of the Issuer, availability of a special right ("gold share")

Share in the authorized capital of the Issuer owned by the Government, constituent entities of the Russian Federation, municipal authorities:

By the resolution of the State-Owned Property Management Committee of Kemerovo region No. 330 of 21.09.1993 "On privatization and reorganisation of POEIE Kuzbassenergo into The Kuzbass Joint-Stock Power Generation and Electrification Company of Open Type" no ordinary shares in the Company were allocated to state/federal bodies or bodies of constituent entities of the Russian Federation.

The State-Owned Property Management Committee of Kemerovo region acquired on the secondary stock market 10,000 ordinary shares in the Company that makes 0.000014 % of the Company authorised capital.

Place of business: ***650099, city of Kemerovo, prospekt Sovetskiy, 58.***

Block of shares in the Issuer assigned as state (municipal) property: *None.*

Availability of a special right to participation of the Russian Federation, constituent entities of the Russian Federation, municipal entities in the Issuer's management ("gold share"): ***not provided for.***

6.4. Details of restrictions with respect to participation in the authorised (share) capital (unit fund) of the Issuer

Limitations for the amount of shares held by one shareholder, and/or their total nominal value, and/or maximum number of the votes represented by one shareholder established by the Issuer's Charter.

Company's Charter does not stipulate any limitations for participation in the authorised capital of the OAO Kuzbassenergo.

Restrictions for shareholding of foreign persons in the authorised capital of the Issuer established by the legislation of the Russian Federation and other statutory regulations of the Russian Federation.

The legislation of the Russian Federation and other statutory regulations of the Russian Federation do not establish any restrictions for the share of foreign persons in the authorised capital of the Issuer.

Other Restrictions relating to the participation in the authorised capital of the Issuer.

Company's Charter does not stipulate any other restrictions relating to the participation in the authorised capital of the Issuer.

6.5. Details of changes in composition and amount of participation of shareholders (members) of the Issuer holding at least 5 percent of its authorised (share) capital (unit fund) or at least 5 percent of its ordinary shares

Issuer's shareholders (members) holding at least 5 percent of the authorised (share) capital of the Issuer, at least 5 percent of ordinary shares in the Issuer, determined as of the date of making up the register of persons that had the right to participate in each General Meeting of shareholders (members) of the Issuer held for 5 last complete financial years preceding the closing date of the accounting quarter as well as for the last quarter according to the register of persons entitled to attend each of such meetings:

Sl No.	Date of drawing up the list of per-	Full and short business names of the shareholder holding at least 5% of the authorised	% of the authorised	% of ordinary shares

	sons having the right to attend General Meeting of shareholders	capital (5% of ordinary shares) as of the date of drawing up the list	capital	
1.	April 18th, 2003	BODMIN INVESTMENTS LIMITED	19.36	19.36
		PLANETARY ALIGNMENT LTD.	15.00	15.00
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, OAO RAO UES of Russia	49.00	49.00
2.	May 7th, 2004	BODMIN INVESTMENTS LIMITED	14.45	14.45
		PLANETARY ALIGNMENT LTD.	17.61	17.61
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, OAO RAO UES of Russia	49.00	49.00
3.	May 13th, 2005	Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK	43.44	43.44
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, OAO RAO UES of Russia	49.00	49.00
4.	November 14th, 2005	Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK	43.48	43.48
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, OAO RAO UES of Russia	49.00	49.00
5.	March 30th, 2006	Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK	43.48	43.48
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, OAO RAO UES of Russia	49.00	49.00
6.	May 12th, 2006	Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK	43.48	43.48
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, OAO RAO UES of Russia	49.00	49.00
7.	March 30th, 2006	Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK	43.48	43.48
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, OAO RAO UES of Russia	49.00	49.00
8.	May 12th, 2006	Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK	43.48	43.48
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, OAO RAO UES of Russia	49.00	49.00
9.	July 24th, 2007	Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK	43.48	43.48
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, OAO RAO UES of Russia	49.00	49.00

10.	*April 23rd, 2007*	*Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK*	*44.02*	*44.02*
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, OAO RAO UES of Russia	*49.00*	*49.00*
11.	*November 23rd, 2007*	*Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK*	*44.02*	*44.02*
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, OAO RAO UES of Russia	*49.00*	*49.00*
12.	*December 20th, 2007*	*Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK*	*44.02*	*44.02*
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, OAO RAO UES of Russia	*42.06*	*42.06*
13.	*December 27th, 2007*	*Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK*	*44.02*	*44.02*
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, OAO RAO UES of Russia	*42.06*	*42.06*

6.6. Details of non-arms-length transactions made by the Issuer

Details of the number and volume (in money terms) of transactions made by the Issuer during the last accounting quarter which according to the legislation of the Russian Federation are recognised as non-arms-length transactions, that required approval by the authorised management body of the Issuer:

There were no such transactions

Transactions made in the 1st quarter of 2008 with a value exceeding 5 percent of the book value of the Issuer's assets determined according to its financial accounting as of the last accounting date before making the transaction concluded by the Issuer during the last accounting quarter:

None

Non-arms-length transactions (group of interrelated transactions) which required approval, but were not approved by the authorised management body of the Issuer (resolution on approval of which was not passed by the Board of Directors (the Supervisory Board) or the General Meeting of members (shareholders) of the Issuer in cases when such approval was compulsory according to the legislation of the Russian Federation):

None

6.7. Details of debt receivable

Details of the structure of the Issuer's accounts receivable including maturity date for the last completed financial year and for the first quarter of the current financial year:

Debt receivable	2007		1st quarter of 2008	
	Maturity		Maturity	
	< one year	< one year	> one year	> one year
Debt receivable from buyers and customers, RUB	*700,841,000*	*0*	***1,643,590,000***	***0***
Including overdue debt, RUB	*167,725,000*	*X*	***233,129,000***	***0***

Debt receivable under bills receivable, RUB	*0*	*0*	*0*	*0*
Including overdue debt, RUB	*0*	*X*	*0*	*0*
Debt receivable from members (founders) as part of contribution to the authorised capital, RUB	*0*	*0*	*0*	*0*
Including overdue debt, RUB	*0*	*X*	*0*	*0*
Debt receivable under advances made, RUB	*1,699,438,000*	*713,000*	*1,965,500,000*	*1,713,000*
Including overdue debt, RUB	*22,453,000*	*X*	*305,551,000*	*0*
Other debt receivable, RUB	*398,481,000*	*176,262,000*	*300,193,000*	*146,975,000*
Including overdue debt, RUB	*1,326,000*	*X*	*2,989,000*	*0*
Total, RUB:	*2,798,760,000*	*176,975,000*	*3,909,283,000*	*148,688,000*
Including total overdue debt, RUB	*191,507,000*	*X*	*541,669,000*	*0*

Debt receivable increased in the 1st quarter of 2008 by 1,082,236 thousand roubles, first of all due to the growth of:

- Indebtedness of energy consumers by 942,749 thousand roubles;

- Advance payments made by 267,062 thousand roubles.

Growth of the overdue debt receivable under advance payments made by 283,098 thousand roubles was mainly caused by postponement of delivery dates of equipment for implementation of the project Starting Complex of the Turbine Unit, Station No. 15 at Novo-Kemerovskaya Combined Heat & Power Station).

Debtors which ***for the 1st quarter of 2008*** account for at least 10 percent of the total amount of debt receivable:

Full business name: ***Open Joint-Stock Company Siberian Coal Energy Company.***

Short business name: ***OAO SUEK***

Place of business: ***109028, Moscow, Serebryanicheskaya emb., 29***

Amount of debt receivable: ***900,000,000 RUB (as of 31.03.2008)***

Amount of overdue debt receivable: ***0 RUB (as of 31.03.2008)***

Conditions of the overdue debt receivable (interest rate, penal actions, default interest): ***In case of default under contractual obligations OAO Kuzbassenergo shall be guided by the effective legislation (Article 395 of the Civil Code of the Russian Federation).***

OAO SUEK is an affiliated person holding 44.02 % of the Issuer shares.

Share of participation of the Issuer in the authorised (share) capital (unit fund) of the affiliated person being a business entity, and in case when the affiliated person is a joint-stock company, - also a share of common stock of the affiliated person held by the Issuer: ***none;***

Share of participation of the affiliated person in authorised (share) capital (unit fund) of the Issuer, and in case when the Issuer is a joint-stock company, - also a share of common stock of the Issuer held by the affiliated person: ***OAO SUEK holds 44.02 % of the authorised capital of the Issuer, as well as of the total amount of outstanding ordinary registered uncertificated shares of the Issuer.***

VII. Financial Statements of the Issuer and other financial information

7.1. Annual Financial Statements of the Issuer

Structure of the annual financial statements of the Issuer attached to the Issue Prospectus:

a) Annual financial statements of the Issuer for the last complete financial year prepared according to the requirements of the legislation of the Russian Federation:

Appendix No 1. – Financial Statements for 2007

- ***Audit report on financial (book-keeping) accounting for 2007;***
- ***Form No.1 Balance Sheet as of 31.12.2007;***
- ***Form No.2 Profit and Loss Statement for 2007;***
- ***Form No.3 Statement of Changes in Equity for 2007;***
- ***Form No.4 Cash Flow Statement for 2007;***
- ***Form No.5 Balance Sheet Supplement for 2007;***

Explanatory Note to financial statements for 2007.

b) Annual financial statements of the Issuer for the abovementioned period in Russian prepared according to the International Financial Reporting Standards (IFRS) or the Generally Accepted Accounting Principles (GAAP) of the USA:

The Issuer does not prepare individual annual financial statements according to IFRS or GAAP.

7.2. Quarterly financial statements of the Issuer for the last complete accounting quarter.

a) Quarterly financial statements of the Issuer for the accounting quarter preceding the accounting date prepared according to the requirements of the legislation of the Russian Federation:

Appendix No. 2. – Financial Statements for the 1st quarter of 2008

- ***Form No.1 Balance Sheet as of 31.03.2008;***
- ***Form No.2 Profit and Loss Statement for the 1st quarter of 2008.***

b) Quarterly financial statements of the Issuer Annual for the abovementioned period (in Russian) prepared according to the International Financial Reporting Standards (IFRS) or the Generally Accepted Accounting Principles (GAAP) of the USA: ***The Issuer does not prepare individual quarterly annual financial statements according to IFRS or GAAP.***

7.3. Consolidated financial statements of the Issuer for the three last completed financial years or for each completed financial year

a) Consolidated financial statements of the Issuer for the last complete financial year prepared according to the requirements of the legislation of the Russian Federation: ***Consolidated financial statements of the Issuer for 2007 will be presented in the quarterly report of the Issuer for the 2nd quarter of 2008.***

b) Consolidated financial statements of the Issuer prepared according to the International Financial Reporting Standards (IFRS): ***Consolidated financial statements of the Issuer prepared according to IFRS for 2007 is presented in Appendix 3.***

7.4. Details of the accounting policy of the Issuer

The Accounting Policy of the Issuer determined by the Issuer in compliance with the Russian Federation laws on accounting and approved by an ordre or instruction of a person responsible for the arrangement and status of financial accounting of the Issuer:

Regulations on accounting policy for the purposes of business and tax accounting for 2008 approved by Order No. 878 of OAO Kuzbassenergo dated 29.12.2007, are presented in Appendix No. 4 hereto.

7.5. Total amount of export, as well as export share in total sales

Total amount of the Issuer's proceeds received from export of products (goods, works, services), as well as share of such proceeds in the Issuer's proceeds from usual kinds of activity for 3 last completed financial years preceeding the first quarter, as well as for the first quarter of the current financial year: ***The Issuer does not export products (goods, works, services) from the Russian Federation.***

7.6. Details of cost of the Issuer's real estate and material changes in structure of the Issuer's real estate occurred after the date of the last complete financial year closure.

Total cost of real estate and amount of accumulated depreciation as of the closing data of the accounting quarter:

Parameter	31.03.2008
Total cost of real estate, RUB	*50,397,392*
Amount of accumulated depreciation, RUB	*31,810,104*
Total depreciated value, RUB	*18,587,288*

Details of material changes in the structure of OAO Kuzbassenergo real estate occurred within 12 months before the accounting quarter closure date:

There were no significant changes in the Issuer's real estate.

Details of any acquisitions or retirement for any reason of any other property of the Issuer if the book value of such property exceeds 5 percent of the book value of the Issuer's assets, as well as details of any other changes material to the Issuer occurred with other property of the Issuer after the closing date of the last complete financial year to the closing date of the accounting quarter:

The Issuer did not have other major modifications of the structure of any other property occurred after the closing date of the last complete financial year. There were no acquisitions or retirement for any reason of any other property with a book value exceeding 5 percent of the book value of the Issuer's assets.

7.7. Details of Issuer participation in litigations (if such participation can materially affect financial and economic activities of the Issuer)

Details of Issuer participation in litigations (including details of sanctions imposed upon the Issuer by the law enforcement agency) if such participation can materially affect financial and economic activities of the Issuer during 3 years preceding the date of closure of the accounting quarter:

Plaintiff	Defendant	Subject and cost of claim (plea)	Disposal	In which way the issue of suit may affect the Issuer's activity
Kemerovo inter-regional environmental prosecutor's office	***OAO Kuzbassenergo***	***Compulsion in achievement by Kemerovo Combined Heat & Power Station of maximum admissible discharge to the atmosphere***	***By the court decision the claim was dismissed. By determination of cassation instance dated 13.06.2007 the decision of the first instance was cancelled, the case was expedited for reconsideration. In the course of a new court session Company's motion to assign a technical expertise was satisfied and consideration of the case was suspended***	***If the claim is satisfied, the Company will have to take measures to meet the requirements with respect to maximum admissible discharge to the atmosphere by 2010. Meeting the above requirements is impossible due to technical reasons***
Kemerovo inter-regional environmental prose-	*OAO Kuzbassenergo*	*Compulsion in achievement by Kemerovo Combined Heat & Power Station of maxi-*	***By the court decision the claim was dismissed.** By **determination of cassation** instance dated **15.08.2007 the** decision of the **first instance was***	***If the claim is satisfied, the Company will have to take measures to meet***

cutor's office		*mum admissible discharge to the atmosphere*	*cancelled, the case was expedited for reconsideration. In the course of a new court session 10.09.2007 Company's motion to assign a technical expertise was satisfied and consideration of the case was suspended*	*the requirements with respect to maximum admissible discharge to the atmosphere by 2010. Meeting the above requirements is impossible due to technical reasons*
Kemerovo interregional environmental prosecutor's office	*OAO Kuzbassenergo*	*Compulsion in achievement by Kemerovo Combined Heat & Power Station of maximum admissible discharge to the atmosphere*	*Preliminary session was appointed on 06.03.2008*	*If the claim is satisfied, the Company will have to take measures to meet the requirements with respect to maximum admissible discharge to the atmosphere by 2010. Meeting the above requirements is impossible due to technical reasons*
Kemerovo interregional environmental prosecutor's office	*OAO Kuzbassenergo*	*Compulsion in achievement by Kemerovo Combined Heat & Power Station of maximum admissible discharge to the atmosphere*	*The claim was satisfied. The court of cassation instance upheld the decision. A supervisory claim was submitted.*	*According to the court decision the Company is obliged to take measures to meet the requirements with respect to maximum admissible discharge to the atmosphere by 2010. Meeting the above requirements is impossible due to technical reasons*
Russian Federal Tax Service Interregional Inspectorate for the city of Kemerovo	*OAO Kuzbassenergo*	*Collection of 40,168,782 RUB of penalties charged according to the resolution No.250 of 10.04.2003 passed based on results of the field tax inspection*	*By the decision of the court of cassation of 08.10.2007 judicial acts on collection of penalties in storage were upheld in full. A motion for a new trial was submitted in the exercise of supervisory functions.*	*40,168,782 RUB of penalties were transferred to the budget. In case the Supreme Arbitration Court of the Russian Federation in the exercise of supervisory powers resolves to satisfy the application of OAO Kuzbassenergo, judicial acts on collection of penalties will be overturned.*
KOAO Azot	*Administration of the city of Kemerovo*	*Acknowledgement of refusal of Kemerovo administration to establish a unified sanitary protection area as illegal; compulsion to approve the detailed design of arrangement of a unified sanitary pro-*	*By resolution of appeal instance dated 28.05.2007 the suit of KOAO Azot was satisfied partially: refusal of Kemerovo administration to establish a unified sanitary protection area was ruled illegal; The claim for approval of the detailed design of the unified sanitary protection area was dismissed. By resolution of Federal*	*If the claim is satisfied, the Company will be obliged to resettle citizens living in the unified sanitary and protection area (possible expenses are around*

		tection zone in Petro-zavodskoi settlement of Kemerovo	*Arbitration Court of West Siberian District dated 17.07.2007 the appeal court resolution was cancelled, the case was expedited for reconsideration in the appeal court of Kemerovo region. The session of the appeal instance from 21.08.2007 was postponed to 19.09.2007. According to the determination of the appeal instance of 19.09.2007 judicial proceedings under the case were suspended*	*1,500,000,000 roubles proceeding from total residential floor area of 47,678.6 sq.m. of) and to landscape the territory of the sanitary and protection area according to the detail project.*
OAO Kuzbassenergo	*Russian Federal Tax Service Interregional Inspectorate on Large Tax Bearers No.4*	*Annulment of decisions No.16-14/108 of 15.11.2007, No.16-14/109 of 15.11.2007 to charge additionally 10,366,652 RUB of VAT for July 2006 and 9,680,781 RUB of VAT for August 2006*	*The case was suspended until completion of the legal investigation regarding contestation of the decision of the Russian Federal Tax Service Interregional Inspectorate No.16-14/02-47/058 of 24.09.2007*	*Total VAT amount was transferred to the budget. If the claim is dismissed, the Company will not have any additional liabilities. If the claim is satisfied, the Company will be entitled to refunding from the budget of the amount paid*
OAO Kuzbassenergo	*Russian Federal Tax Service Interregional Inspectorate on Large Tax Bearers No.4*	*Annulment of decision No.16-14/02-47/058 of 24.09.2007 to charge additionally 26,729,910 RUB of profit tax for 2006 due to failure to include the cost imbalance of the Federal Wholesale Electric Power Market into Company incomes*	*The court session has been appointed on 17.01.2008. The court session was postponed until 14.02.2008 due to necessity to receive explanations from the Federal Tariff Service of the Russian Federation. The court session was postponed to 11.03.2008. The court brought into the proceedings Trading System Administrator Non-Profit Partnership and ZAO TSFR. The court session was postponed 09.04.2008. The court brought into the proceedings the Federal Tariff Service of the Russian Federation to check data presented by Trading System Administrator Non-Profit Partnership and ZAO TSFR.*	*The profit tax amount was transferred to the budget. If the claim is dismissed, the Company will not have any additional liabilities. If the claim is satisfied, the Company will be entitled to refunding from the budget of the amount paid*

OAO Kuzbassenergo	*Russian Federal Tax Service Interregional Inspectorate on Large Tax Bearers No.4*	*Annulment of the Decision No. 1 about collection of a default interest under the VAT to the amount of 149,784,997 RUB at the expense of money kept with banks, charged according to the decision No. 250 based on results of the field tax inspection*	*149,785 thousand RUB were collected from OAO Kuzbassenergo without recourse to court. The court decision of 21.05.2007 satisfied the requirements of OAO Kuzbassenergo. The court of appeals of the city of Moscow by its decision of 10.08.2007 upheld the decision. The court of cassation by its decision of 26.11.2007 sent the case for a new trial. By the court decision of 13.03.2008 the claim was satisfied regarding collection of 174,178 RUB of fine, the other requirements were dismissed. The court decision has not been received yet.*	*On the basis of the challenged decision of tax authorities No.1, before the delivery of the judicial act 149,784,997 RUB of default interest were written off from the Company settlement accounts in the federal budget without recourse to court.. If the claim is satisfied, the Company will be entitled to refunding from the budget of the amount paid.*

OAO Kuzbassenergo	*Russian Federal Tax Service Interregional Inspectorate on Large Tax Bearers No.4*	*Annulment of the field tax inspection Decision No.02-47/013 of 09.06.2007. The challenged amount, taking into consideration the plaintiff motion to adjust the subject of the claim includes:* *- 82,355,321.8 RUB of profit tax,* *- respective default interest and fines under article 122 of the Tax Code of the Russian Federation regarding federal and local budget,* *- default interest on tax payable to the budget of the constituent entity of the Russian Federation in the amount of 16,433,782 RUB,* *- fine under article 122 of the Tax Code of the Russian Federation on tax payable to the budget of the constituent entity of the Russian Federation in the amount of 11,693,694 RUB;* *- respective default interests and fines under article 122 of the Tax Code of the Russian Federation.*	*According to the Moscow Arbitration Court award of 10.10.2007 the requirements were satisfied with respect to the following additional charges:* *- 58,163,596 roubles of profit tax, respective default interests and fines under article 122 of the Tax Code of the Russian Federation regarding the federal and local budget, default interest on tax payable to the budget of the constituent entity of the Russian Federation in the amount of 16,433,782 roubles,* *- fine under article 122 of the Tax Code of the Russian Federation on tax payable to the budget of the constituent entity of the Russian Federation in the amount of 11,693,694 roubles,* *- 29,313,049 roubles of value added tax, respective default interests and fines under article 122 of the Tax Code of the Russian Federation.* *OAO Kuzbassenergo filed an appeal due to refusal to satisfy claim. The consideration of the appeal petition is appointed on 08.04.2008.*	*Before the delivery of the judicial act the tax authority offset the Company's overpayment in the budget almost for the whole amount of arrears of taxes, default interest, and fines charged under the decision No.02-47/013. If the claim is satisfied, the Company will be entitled to refunding from the budget of all amounts set off.*

VIII. Additional data on the Issuer and on equity securities placed by it

8.1. Additional data on the Issuer

8.1.1. Details of amount and structure of the authorised (share) capital (unit fund) of the Issuer

Amount the authorised capital of the Issuer as of 31.03.2008: ***706,163,800 (Seven hundred six million one hundred sixty three thousand eight hundred) roubles.***

Issuer's authorised capital breakdown by shares classes:

Ordinary shares: ***70,616,380,000 shares***

Total nominal value: ***706,163,800 (Seven hundred six million one hundred sixty three thousand eight hundred) roubles.***

Share of ordinary shares in the authorised capital of the Issuer: ***100,00 %.***

Par value of one share: ***0.01 (zero point zero one) rouble.***

Preference shares: ***none.***

Details of circulation of the Issuer shares outside the Russian Federation in the form of circulation according to the foreign law of securities of foreign issuers certificating the rights with respect to the Issuer shares:

- Class (type) of shares circulating outside of the Russian Federation: ***Ordinary registered uncertificated shares circulating according to the foreign right of securities (American Depository Receipts) of a foreign Issuer.***
- Fraction of shares circulating outside of the Russian Federation from total number of shares of the respective class (type): ***As of 31.03.2008 the number of shares deposited under depository receipts, was 560,129,800 i.e. 0.79 % of the authorised capital and total number of votes;***
- Name and location of the foreign issuer the securities of which certificate the rights with respect to the Issuer's shares of respective class (type): ***Depositary bank - THE BANK OF NEW YORK INTERNATIONAL NOMINEES (the depositary agreement was signed on 23 October, 1997);***
- Short description of the program (program type) of issue of securities of the foreign issuer certificating the rights with respect to the Issuer's shares of respective class (type): ***non-sponsored level-1 ADR, number of shares per 1 ADR: 10, Depositary bank - THE BANK OF NEW YORK INTERNATIONAL NOMINEES, the depositary agreement was signed on 23 October, 1997. ADRs are traded at Berlin and Frankfurt stock exchanges.***
- Details of reception of permission of federal executive authority in charge of stock market supervision to admit the Issuer's shares of the respective class (type) to circulation outside of the Russian Federation (if applicable): ***as of the date of respective admission (23.10.1997) no permission of federal executive authority in charge of stock market supervision for admission of the Issuer's shares to circulation outside of the Russian Federation in the form of American Depository Receipts was required by any regulatory legal acts of the Russian Federation;***
- Name of the foreign trade institutor (trade institutors) through which the securities of the foreign Issuer certificating the rights with respect to the Issuer's shares (if such circulation exists): ***ADRs are traded at Berlin and Frankfurt stock exchanges;***
- Other details of circulation of the Issuer's shares outside of the Russian Federation (to be specified by the Issuer at its own discretion): ***none.***

8.1.2. Details of change of the amount of the authorised (share) capital (unit fund) of the Issuer

Details of change of the amount of the authorised capital of the Issuer for 5 last complete financial years preceding the closing date of the accounting quarter, as well as for the first quarter of the current financial year: ***From 01.01.2003 to 31.12.2006 the size of the authorised capital of the Issuer was not changed and amounted to 606,163,800 (Six hundred and six million one hundred sixty three thousand eight hundred) roubles.***

2007

Amount and structure of the authorised (share) capital (unit fund) of the Issuer as of beginning of 2007: ***606,163,800 roubles or 100 % of ordinary shares.***

Par value of one share – 1 (one) rouble.

Name of the management body of the Issuer, which took the decision to change the amount of the authorised (share) capital (unit fund) of the Issuer: ***extraordinary General Meeting of shareholders of OAO Kuzbassenergo.***

Date of execution and minutes of the meeting of the management body of the Issuer, which took the decision to change the amount of the authorised (share) capital (unit fund) of the Issuer: ***minutes No. 18 of 07.09.2007***

Amount of the authorised (share) capital (unit fund) of the Issuer after change as of the end of 2007: ***706,183,800 roubles or 100 % of ordinary shares.***

Par value of one share – 1 (one) rouble.

2008

Amount and structure of the authorised (share) capital (unit fund) of the Issuer as of beginning of 2008: ***706,163,800 roubles or 100 % of ordinary shares.***

Par value of one share – 1 (one) rouble.

Name of the management body of the Issuer, which took the decision to change the amount of the authorised (share) capital (unit fund) of the Issuer: ***extraordinary General Meeting of shareholders of OAO Kuzbassenergo which passed the following resolutions:***

1. That ordinary registered shares in OAO Kuzbassenergo be split subject to the following conditions:

1.1. Class (type) of shares to be split: ordinary registered shares in OAO Kuzbassenergo with a par value of 1 (One) rouble each.

1.2. Shares placement method: conversion at splitting of shares.

1.3. Splitting factor:

One ordinary share in OAO Kuzbassenergo with a par value of 1 (One) rouble each shall be converted into 100 (one hundred) ordinary shares in OAO Kuzbassenergo with a par value of 0.01 (zero point zero one) rouble each.

Date of execution and minutes of the meeting of the management body of the Issuer, which took the decision to change the amount of the authorised (share) capital (unit fund) of the Issuer: ***Minutes No. 19 of 06.11.2007***

Amount of the authorised (share) capital (unit fund) of the Issuer after change:

706,163,800 roubles or 100 % of ordinary shares.

Par value of one share - 0.01 (zero point zero one) rouble.

8.1.3. Details of formation and use of the reserve fund, as well as other funds of the Issuer

Details of the reserve fund, as well as other funds of the Issuer formed at the expense of its net profit for 5 last complete financial years preceding the first quarter, as well as for the first quarter of the current financial year: ***The amount of the reserve fund is established by the Issuer's Charter at five percent (5%) of the authorised capital of the Issuer. The reserve fund is formed by compulsory yearly deductions made until it reaches the amount established by the Issuer Charter. The amount of yearly deductions is specified by the Issuer's Charter at 5 (five) percent of the Issuer's net profit. The reserve fund shall be used exclusively for dedicated purposes. The Issuer reserve fund is intended for covering Issuer losses.***

As of 31.12.2003

Parameter	*As of 31.12.2003*
Amount of fund established by constituent instruments, % of the authorized capital	*5*
Amount of fund in money terms, thousand RUB	*16,818*
Amount of fund in percentage of the authorized capital, %	*2.77449*
Amount of deductions to the fund during the year, thousand RUB	*0*
Amount of fund money used, thousand RUB	*0*

As of 31.12.2004

Parameter	*As of 31.12.2004*
Amount of fund established by constituent instruments, % of the authorized capital	*5*
Amount of fund in money terms, thousand RUB	*16,858*
Amount of fund in percentage of the authorized capital, %	*2.78109*
Amount of deductions to the fund during the year, thousand RUB	*40*
Amount of fund money used, thousand RUB	*0*

As of 31.12.2005

Parameter	*As of 31.12.2005*
Amount of fund established by constituent instruments, % of the authorized capital	*5*
Amount of fund in money terms, thousand RUB	*16,858*
Amount of fund in percentage of the authorized capital, %	*2.78109*
Amount of deductions to the fund during the year, thousand RUB	*0*
Amount of fund money used, thousand RUB	*0*

As of 31.12.206

Parameter	*As of 31.12.2006*
Amount of fund established by constituent instruments, % of the authorized capital	*5*
Amount of fund in money terms, thousand RUB	*30,308*
Amount of fund in percentage of the authorized capital, %	*5*
Amount of deductions to the fund during the year, thousand RUB	*13,450*
Amount of fund money used, thousand RUB	*0*

As of 31.12.2007

Parameter	*As of 31.12.2007*
Amount of fund established by constituent instruments, % of the authorized capital	*5*
Amount of fund in money terms, thousand RUB	*30,308*
Amount of fund in percentage of the authorized capital, %	*5*
Amount of deductions to the fund during the year, thousand RUB	*0*
Amount of fund money used, thousand RUB	*0*

As of 31.03.2008

Parameter	*As of 31.03.2008*
Amount of fund established by constituent instruments, % of the authorized capital	*5*
Amount of fund in money terms, thousand RUB	*30,308*
Amount of fund in percentage of the authorized capital, %	*5*
Amount of deductions to the fund during the year, thousand RUB	*0*
Amount of fund money used, thousand RUB	*0*

The Issuer has not drawn on the reserve fund

Details of other funds of the Company

Undistributed profit of previous years stated in the Company's balance includes:

- Accumulation fund formed at the expense of net profit allocated for development of production;

- Social fund representing a source for transfer of nonindustrial facilities to municipal authorities.

Description	Balance as of the beginning of the financial year	Deductions during the accounting period	Allocated (used) during the accounting period	Balance as of the end of the financial year
2003				
Accumulation fund	236,603	0	0	236,603
Social fund	26,065	0	13,886	12,179
2004				
Accumulation fund	236,603	750	0	237,353
Social fund	12,179	0	1,281	10,898
2005				
Accumulation fund	237,353	0	0	237,353
Social fund	10,898	0	2,378	8,520
2006				
Accumulation fund	237,353	125,020	0	362,373
Social fund	8,520	0	606	7,914
2007				
Accumulation fund	362,373	109,439	0	471,812
Social fund	7,914	0	62	7,852
As of 31.03.2008				
Accumulation fund	471,812	0	0	471,812
Social fund	7,852	0	14	7,838

8.1.4. Details of procedure of convocation and holding of meetings of the supreme management body of the Issuer

Name of the supreme management body of the Issuer: ***General Meeting of shareholders.***

Procedure of notification of shareholders (members) about convocation of the of the supreme management body of the Issuer according to the Charter:

"11.5. The notice of the General Meeting of shareholders shall not later than 30 (Thirty) days prior to the scheduled date of the meeting be published by the Company in the "Rossiyskaya Gazeta" newspaper."

11.6. Bulletins for voting on agenda issues shall be send by registered mail to the address specified in the list of persons entitled to attend the General Meeting of Shareholders, or handed over against signature to each person specified in the list of persons entitled to attend the General Meeting of Shareholders, at least 20 (twenty) days prior to the General Meeting of Shareholders.

Each peron included into the list is provided with one copy of a bulletin for voting on general issues, or one copy of two and more bulletins for voting on different issues.

11.7. Information (materials) concerning the agenda of a General Meeting of shareholders shall within 20 (Twenty) days, and in case of a General Meeting of the shareholders whose agenda contains a matter of Company reorganisation, within 30 (Thirty) days before the scheduled date of the General Meeting of shareholders, be made available to persons entitled to attend the General Meeting of shareholders in the

premises of the executive body of the Company and other places the addresses of which shall be specified in the notice of the General Meeting of shareholders. This information (materials) shall be made available to persons attending the General Meeting of shareholders during the meeting.

The procedure of familiarisation of persons entitled to attend the General Meeting of shareholders with the information (materials) concerning the agenda of the General Meeting of shareholders and the list of such information (materials) shall be established by the resolution of the Board of Directors of the Company".

Persons (bodies) authorized to call (to require convocation of) an extraordinary meeting of the supreme management body of the Issuer, as well as the procedure for sending such requests according to the Charter:

"14.2. An extraordinary General Meeting of shareholders of the Company shall be held by the resolution of the Board of Directors of the Company by its own initiative, on demand of the Internal Audit Commission of the Company, the Auditor of the Company, as well as the shareholder (shareholders) holding at least 10 (Ten) percent of voting shares in the Company as of the date of presentation of the request.

14.3. Convocation of an extraordinary General Meeting of shareholders on demand of the Internal Audit Commission of the Company, the Auditor of the Company, or the shareholder (shareholders) holding at least 10 (Ten) percent of voting shares in the Company shall be arranged by the Board of Directors of the Company.

Such General Meeting of shareholders shall be held within 40 (Forty) days since the date of submission of the request of calling the extraordinary General Meeting of shareholders of the Company except for the case stipulated by clause 14.9 hereof.

14.4. The request of convocation of an extraordinary General Meeting of shareholders of the Company shall specify matters to be included into the agenda of the meeting.

Person(s) demanding convocation of an extraordinary General Meeting of shareholders of the Company shall have the right to suggest draft resolution of the extraordinary General Meeting of shareholders of the Company, and the form of holding of the General Meeting of shareholders. In case the offered agenda of the extraordinary General Meeting of shareholders contains an issue of putting forward candidates for election of management bodies of the Company, such issue is subject to respective provisions of article 13 of this Charter.

The Board of Directors of the Company is not authorized to amend the wording of the agenda items, the wording of resolutions on such items and to change the suggested form of holding of the extraordinary General Meeting of the shareholders called on demand of the Internal Audit Commission of the Company, the Auditor of the Company, or the shareholder (shareholders) holding at least 10 (Ten) percent of voting shares in the Company.

14.4. In case the request of convocation of an extraordinary General Meeting of shareholders of the Company is submitted by a shareholder (shareholders), it should contain the name (business name) of the shareholder (shareholders) requiring convocation of the meeting, and data on amount and class (type) of shares in the Company held by him (them).

The request of convocation of an extraordinary General Meeting of shareholders of the Company shall be signed by the person (persons) requiring convocation of such Meeting".

Procedure for determination of the date of holding of the meeting of the supreme management body of the Issuer as prescribed by the Charter:

"11.1 Annual General Meeting of shareholders of the Company shall be held not earlier than two months and not later than six months after the end of the financial year.

The annual General Meeting of shareholders must handle issues of election of the Board of Directors and of the Internal Audit Commission, approval of the Auditor of the Company, approval of the annual report of the Company, annual financial statements, including profit and loss statement (profit and loss accounts) of the Company presented by the Board of Directors of the Company, as well as distribution of Company's profit (including payment (declaration) of dividend, except for profit distributed as dividend based on results of the first quarter, six months, and nine months of the financial year) and losses based on results of the financial year."

"14.3. Convocation of an extraordinary General Meeting of shareholders on demand of the Internal Audit

Commission of the Company, the Auditor of the Company, or the shareholder (shareholders) holding at least 10 (Ten) percent of voting shares in the Company shall be arranged by the Board of Directors of the Company.

Such General Meeting of shareholders shall be held within 40 (Forty) days since the date of submission of the request of calling the extraordinary General Meeting of shareholders of the Company except for the case stipulated by clause 14.9 hereof."

Persons authorized to suggest items of the agenda of a meeting of the supreme management body of the Issuer as well as procedure of submission of such proposals according to the Charter:

"13.1. The shareholders (shareholder) of the Company holding in the aggregate at least 2 (Two) percent of voting shares in the Company, may suggest items of the agenda of the annual General Meeting of shareholders and put forward candidates for the members of the Board of Directors of the Company and the Internal Audit Commission of the Company within the limits of the quantitative composition of the respective body.

Such suggestions shall be submitted to the Company at least 60 (Sixty) days after the end of the financial year.

13.2. A suggestion on entering items into the agenda of the General Meeting of shareholders and on putting forward candidates shall be submitted in writing and shall specify the name (business name) of the shareholder (shareholders) submitting the same, the number and the class (type) of shares held by him (them) and shall be signed by such shareholder (shareholders).

The suggestion on entering items into the agenda of the General Meeting of shareholders should contain the wording of each suggested item, and the proposal on putting forward of candidates - the name and the details of the identity document (series and/or number, date and place of issue, the authority which issued the document) of each candidate put forward, as well as the name of the body wherein the candidate was put forward.

Persons who are authorized to familiarise themselves with the information (materials) presented for preparation and holding of a meeting of the supreme management body of the Issuer, as well as the procedure for familiarisation with such information (materials) according to the Charter:

"11.7. Information (materials) concerning the agenda of a General Meeting of shareholders shall within 20 (Twenty) days, and in case of a General Meeting of the shareholders whose agenda contains a matter of Company reorganisation, within 30 (Thirty) days before the scheduled date of the General Meeting of shareholders, be made available to persons entitled to attend the General Meeting of shareholders in the premises of the executive body of the Company and other places whose addresses are specified in the notice of the General Meeting of shareholders. This information (materials) shall be made available to persons attending the General Meeting of shareholders during the meeting.

The procedure of familiarisation of persons entitled to attend the General Meeting of shareholders with the information (materials) concerning the agenda of the General Meeting of shareholders and the list of such information (materials) shall be established by the resolution of the Board of Directors of the Company.

Procedure for announcement (bringing to the notice of the Issuer's shareholders (members)) of decisions taken by the supreme management body of the Issuer, as well as of voting results:

If the General Meeting of shareholders of the Company is held in the form of compresence of shareholders, voting results as well as the decisions taken by the General Meeting of shareholders of the Company may be announced at the General Meeting of shareholders of the Company.

In the event when the voting results and the decisions taken by the General Meeting of shareholders of the Company have not been announced on the General Meeting of shareholders, within 10 (Ten) days after drawing up the statement of the voting results the decisions taken by the General Meeting of shareholders of the Company, as well as the voting results shall be published by the Company in the "Rossiyskaya Gazeta" newspaper in the form of a voting results report.

Resolutions passed by the General Meeting of shareholders, as well as the results of voting in the form of the voting results report not later than 10 (Ten) days after executing the voting results report shall be pub-

lished in the "Rossiyskaya Gazeta" newspaper.

8.1.5. Details of business entities in which the Issuer holds at least 5 percent of the authorised (share) capital (unit fund) or at least 5 percent of ordinary shares

List of business entities in which the Issuer as of the closing data of the last accounting quarter holds at least 5% of the authorised (share) capital (unit fund) or at least 5 percent of ordinary stock:

Full business name: ***Open Joint-Stock Company Prokopievskenergo.***
Short business name: ***OAO Prokopievskenergo.***
Place of business: ***653000, Russia, Kemerovo region, city of Prokopievsk, Energeticheskaya street, 14***
Issuer's share in the authorised capital of the entity: ***60 %.***
Entity's share in the authorised capital of the Issuer: ***none.***

Full business name: ***Open Joint-Stock Company Kuzbass Power Repair Company.***
Short business name: ***OAO Kuzbassenergoremont.***
Place of business: ***650000, Russia, Kemerovo, Karbolitovskaya street, 10.***
Issuer's share in the authorised capital of the entity: ***100 %.***
Entity's share in the authorised capital of the Issuer: ***none.***

Full business name: ***Open Joint-Stock Company Kuzbasstekhenergo Engineering and Analytical Centre.***
Short business name: ***OAO Kuzbasstekhenergo Engineering and Analytical Centre.***
Place of business: ***650021, Russia, city of Kemerovo, Stantsionnaya street, 17.***
Issuer's share in the authorised capital of the entity: ***100 %.***
Entity's share in the authorised capital of the Issuer: ***none.***

Full business name: ***Closed Joint-Stock Company Kuzbassenergo Motor Transport Company.***
Short business name: ***ZAO ATP Kuzbassenergo.***
Place of business: ***650021, Russia, city of Kemerovo, Stantsionnaya street, 4.***
Issuer's share in the authorised capital of the entity: ***100 %.***
Entity's share in the authorised capital of the Issuer: ***none.***

Full business name: ***Closed Joint-Stock Company Health Service "Health Centre "Energetik".***
Short business name: ***ZAO MSCH Health Centre "Energetik".***
Place of business: ***650000, Russia, city of Kemerovo, Kuzbasskaya street, 37.***
Issuer's share in the authorised capital of the entity: ***100 %.***
Entity's share in the authorised capital of the Issuer: ***none.***

Full business name: ***Open Joint-Stock Company Kuzbassenergoservis.***
Short business name: ***OAO Kuzbassenergoservis.***
Place of business: ***650000, Russia, city of Kemerovo, Karbolitovskaya street, 10.***
Issuer's share in the authorised capital of the entity: ***100 %.***
Entity's share in the authorised capital of the Issuer: ***none.***

Full business name: ***Open Joint-Stock Company Barnaulteplosetremont.***
Short business name: ***OAO BTSR.***
Place of business: ***656037, city of Barnaul, Brilliantovaya street, 2.***
Issuer's share in the authorised capital of the entity: ***100 %.***
Entity's share in the authorised capital of the Issuer: ***none.***

8.1.6. Details of material transactions made by the Issuer

Material transactions (group of interconnected transactions), liabilities under which amount to 10 and more percent of the book value of the Issuer's assets according to its financial statements for the last accounting quarter preceding the date of making the transaction (material transaction):

Sl. No.	Number and date of the contract	Name of counterpart	Subject matter of the contract	Contract price (incl. VAT), RUB
1.	*GP24/01-08 of 25.01.2008*	*ZAO ENERGY - SERVICE*	*General contractor contract for carrying out functions of the General contractor (EPCM-contractor) for fulfillment of a turn-key project "Replacement of turbine unit, station No. 9 at Kemerovskaya State District Power Station.*	*1,939,820,053.47*

8.1.7. Details of credit ratings of the Issuer

Details of each credit rating attributed to the Issuer and/or to the Issuer's securities for 5 last complete financial years (to the best of the Issuer's knowledge):

During 5 last complete financial years no credit rating was assigned either to the Issuer or its securities.

On 05.03.2008 rating agency AK&M (ZAO Rating Agency AK&M, Moscow, Gubkina street, 3) assigned to OAO Kuzbassenergo a credit rating B ++ according to the national scale with positive outlooks.

The information on credit rating assignment method is available on site www.akm.ru.

The assigned rating means that the Issuer is referred to the class of borrowers with a satisfactory reliability level. The risk of delay with fulfillment of obligations is low. The probability of debt restructuring (or a part thereof) is insignificant. In the long term the level of credit status of the company, most likely, will increase.

8.2. Details of each class (type) of the Issuer shares

Class of shares: ***ordinary registered uncertificated shares.***

Par value of each share: ***0.01 (zero point zero one) rouble.***

Number of outstanding shares: (number of shares which are neither redeemed nor cancelled): ***70,616,380,000 (Seventy billion six hundred sixteen million three hundred eighty thousand) shares.***

Number of additional shares being offered (number of shares of additional issue with respect to which the issue results report was not registered with competent state): ***none.***

Number of declared shares: ***103,716,513 (one hundred and three million seven hundred sixteen thousand five hundred thirteen) ordinary registered shares with a par value of 0.01 (zero point zero one) rouble each.***

Number of treasury shares of the Issuer: ***43,737,200 pieces.***

Number of additional shares which can be being offered as a result of conversion of outstanding securities convertible into shares, or as a result of discharge of commitments with respect to the Issuer's options: ***none.***

State registration number and date of state registration of the securities issue: ***1-02-00064-A, 06 March, 2008***

Shareholder rights attached to ordinary shares:

According to paragraph 6.2 of Article 6 of the Charter of Kuzbass Power and Electrification Open Joint-Stock Company:

"6.2. Each common registered share of the Company provides to its holder equal rights.

Shareholders holding common registered shares in the Company have the right:

1) to attend in person or through their representatives General Meetings of shareholders of the Company and to vote thereon on all issues within the terms of reference of the meeting;

2) to suggest items to the agenda of the General Meeting according to the procedure provided for by

the current legislation of the Russian Federation and this Charter;

3) to receive information on Company's activities and to review Company documents according to Article 91 of the Federal Law "On Joint-Stock Companies", other statutory regulations and this Charter;

4) to receive dividend declared by the Company;

5) of pre-emption with respect to additional shares and equity securities convertible into shares placed by subscription pro rata to the number of ordinary shares held by them, in cases stipulated by the legislation of the Russian Federation;

6) in case of liquidation of the Company, to receive a part of its assets;

7) to exercise other rights provided for by the legislation of the Russian Federation and this Charter.

8.3. Details of previous issues of equity securities of the Issuer, except for the Issuer's shares

The Issuer has not issued any other equity securities.

8.3.1. Details of issues of which all securities are redeemed (cancelled)

The Issuer has not issued any other equity securities.

8.3.2. Details of issues of which securities are outstanding

The Issuer has not issued any other equity securities except for shares in the Issuer.

8.3.3. Details of issues Issuer's liabilities with respect to securities of which are defaulted

Only ordinary shares are outstanding, no other equity securities were issued by the Issuer.

8.4. Details of the person (persons) who provided security under the bonds of the issue

The Issuer has not issued any secured bonds.

8.5. Terms and conditions of performance of obligations on the issue bonds

The Issuer has not issued any secured bonds.

8.5.1. Terms and conditions of performance of obligations on mortgage bonds

The Issuer has not issued or placed any mortgage bonds.

8.6. Details of organisations in charge of record-keeping of titles to equity securities of the Issuer.

The Register of holders of registered securities of OAO Kuzbassenergo is maintained by the Registrar.

Full business name: *Open Joint-Stock Company Central Moscow Depositary*

Short business name: *OAO Central Moscow Depositary or OAO CMD*

Place of business: *107078, Moscow, Orlikov per., 3, bldg B*

Licence: *for carrying out registrar's activity.*

Licence number: *10-000-1-00255*

Date of issue: *13.09.2002*

Period of validity of the licence: *unlimited*

Authority which issued the licence: *Federal Commission for Stock Market of Russia.*

Date from which the Register of registered securities of the Issuer has been maintained by this Registrar: *03.01.2002*

The Issuer, OAO Kuzbassenergo, on the basis of agreement (FE) No. 49/OW concluded with the Registrar,

OAO Central Moscow Depositary, on 19.06.2001 carries out the functions of a transfer agent.

Place of business: ***656037, Russia, Altai territory, Barnaul, Brilliantovaya street, 2.***

Mailing address: ***650000, Russia, Kemerovo, Kuznetskiy avenue, 30, office 306***

Tel./Fax: ***(384-2) 45-40-83.***

The information on OAO Central Moscow Depositary, as well as on transfer agents of the Registrar is available on Company website in section "To Shareholders and Investors" at http://www.kuzbassenergo.ru/invest/

8.7. Details of statutory acts regulating capital import and export issues which may affect disbursement of dividend, interest and other payments to non-residents

Names and essential elements of legislative acts of the Russian Federation effective as of the date of approval of the Issue Prospectus regulating capital import and export issues that may affect payment of dividends on the Issuer's shares to non-residents:

1. Tax Code of the Russian Federation, part I, No. 146-FZ of 31 July, 1998 (as amended);

2. Tax Code of the Russian Federation, part II, No. 117-FZ of 5 August, 2000 (as amended);

3. Customs Code of the Russian Federation No. 61-FZ of 28 May, 2003 (as amended);

4. Federal Law No. 173-FZ of 10 December, 2003 "On foreign exchange control and regulation" (as amended);

5. Federal Law No. 160-FZ of 9 July, 1999 "On foreign investments in the Russian Federation" (as amended);

6. Federal Law No. 39-FZ of 25 February, 1999 "On investment activity in the Russian Federation in the form of capital foreign investments" (as amended);

7. Federal Law No. 115-FZ of 7 August, 2001 "On counteraction to legalisation (laundering)of illegally gained income and terrorism financing" (as amended);

8. Federal Law No. 39-FZ of 22.04.1996 "On Stock Market" (as amended);

9. Federal Law No. 86-FZ of 10.07.2002 "On the Central Bank of the Russian Federation (Bank of Russia)" (as amended);

Besides, a number of Federal Laws ratifies double taxation treaties between the Russian Federation and foreign countries. As of today double taxation treaties have been concluded with more than 50 countries. For example:

1. Federal Law No. 167-FZ of 17 July 1999 "On ratification of the Agreement between the Government of the Russian Federation and the Government of the Republic of Cyprus for the avoidance of double taxation with respect to taxes on income and on capital".

2. Federal Law No. 18-FZ of 8 February, 1998 "On ratification of the Convention between the Government of the Russian Federation and the Government of the French Republic for the avoidance of double taxation and the prevention of fiscal evasion, as well as violation of tax legislation with respect to taxes on income and on property".

3. Federal Law No. 65-FZ of 19 March, 1997 "On ratification of the Convention between the Government of the Russian Federation and the Government of The United Kingdom of Great Britain and Northern Ireland for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains" and Agreements between the Government of the Russian Federation and the Government of The United Kingdom of Great Britain and Northern Ireland of 15 February, 1994 concluded in the form of exchange of notes on application of specific provisions of the Convention.

4. Convention of 18.10.1996 between the Government of the Russian Federation and the Government of the Republic of Kazakhstan for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital.

5. Federal Law No. 158-FZ of 18 December, 1996 "On ratification of the Agreement between the Russian Federation and the Federal Republic of Germany for the avoidance of double taxation with respect to taxes on income and on property".

6. Treaty between the Russian Federation and the United States of America for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (Washington, 17 June, 1992).

7. Agreement of 08.02.1995 between the Government of the Russian Federation and the Government of Ukraine for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on property.

8. Federal Law No. No. 69-FZ of 14.06.2002 "On ratification of the Agreement between the Government of the Russian Federation and the Government of the Republic of Tajikistan for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on property".

9. Federal Law No. 60-FZ of 28.05.2001 "On ratification of the Agreement between the Government of the Russian Federation and the Government of the Republic of Moldova on encouragement and mutual protection of investments" and other.

8.8. Description of the procedure of taxation of income on the Issuer's equity securities (either placed or being offered)

The procedure of taxation of incomes from outstanding and offered equity securities of the Issuer is regulated by the Tax Code of the Russian Federation, as well as other regulatory acts of the Russian Federation enacted according to the Tax Code of the Russian Federation.

TAX RATES

Type of income	Legal entities		Individuals	
	Residents	Non-residents	Residents	Non-residents
Income from sale of securities	24 % (of which: 6.5 % to federal budget; 17.5 % to the budget of the constituent entity of the Russian Federation)	20 %	13 %	30 %
Dividend income:				
A) Share of participation of the organisation receiving dividends in the authorised (share) capital (fund) of at least 50 % or holding depository receipts providing the right to receive dividend amounting to at least 50 % of the total amount of payable dividend provided that the cost of acquisition and/or taking possession of the share exceeds 500 million RUB and the continuous period of ownership of shares or depository receipts is at least 365 days.	0 %	15 %	9 %	15 %
B) All other cases	9 %	15 %	9 %	15 %

INDIVIDUALS TAX ASSESSMENT METHOD

Type of tax – income tax.

Income from sources in the Russian Federation includes:

- *Dividends and interest received from a Russian entity, as well as interest received from a Russian individual businessmen and (or) a foreign entity in connection with activity of its permanent representative office in the Russian Federation;*
- *Incomes from sale in the Russian Federation of shares or other securities, as well as stakes in the authorised capital of entities.*

Tax base

A tax bearer income received in the form of material benefit is a material benefit received from acquisition of securities. A tax base shall be determined as excess of the market value of securities determined with allowance for the securities market price variation limit over the amount of actual securities acquisition costs incurred by the tax bearer. The procedure of determination of the market price of securities and securities market price variation limit is established by the federal authority regulating stock market.

At determination of the tax base with respect to incomes from transactions with securities taken into account are incomes received under the following transactions:

- *Purchase and sale of securities traded on the organised stock market;*
- *Purchase and sale of securities not traded on the organised stock market.*

The income (loss) from purchase and sale of securities shall be determined as a difference between the income received from sale of securities, and documented expenses for acquisition, sale and storage of securities actually incurred by the tax bearer.

The above expenses include:

- *amounts paid to the seller according to the purchase contract;*
- *fee for services provided by the depositary;*
- *commissions paid to professional participants of the stock market;*
- *discount paid (reimbursed) to the management company of a share investment fund at sale (redemption) by the investor of the investment share of the share investment fund determined according to the procedure established by the Russian Federation legislation regulating investment funds;*
- *exchange charge (commission);*
- *Registrar's fee;*
- *estate tax paid by the tax bearer upon reception of securities due to succession;*
- *tax paid by the tax bearer upon reception of shares or units as a gift(according to item 18.1 of article 217 of the Tax Code);*
- *other costs directly linked with the purchase, sale and storage of the securities, incurred due to payments made for services rendered by professional participants of the stock market within the limits of their professional work.*

The income (loss) from transactions of purchase and sale of securities traded on the organised stock market shall be decreased (increased) by the amount of interest paid for use of monetary funds raised to make the securities purchase/sale transaction, within the limit of amounts calculated proceeding from the current refinancing rate of the Central Bank of the Russian Federation.

With respect to transactions with securities traded on the organised stock market, the amount of loss shall be determined with allowance for the securities market price variation limit.

Securities traded on the organised stock market mean securities admitted to trading by trade organizers, holding licences of the federal authority regulating the stock market.

If tax bearer expenses for acquisition, sale and storage of securities cannot be charged directly to costs of acquisition, sale and storage of specific securities, such expenses shall be allocated pro rata to the cost estimate of securities to which such costs are allocated. The cost estimate of securities shall be determined as of the date when such costs were incurred.

The loss from transactions with securities traded on the organised stock market suffered as a results of transactions made in the tax period reduces the tax base with respect to transactions of purchase and sale of securities of this class.

The income from operations of purchase and sale of securities which are not traded on the organised stock market which at the moment of their acquisition met the requirements established for the securities traded on the organised stock market may be reduced by the amount of loss suffered in the tax period under operations of purchase and sale of securities traded on the organised stock market.

The date of actual acquisition of income means:

- *the income payout day, in particular, the day of transfer of the income to the tax bearer accounts with the banks or, according to its instructions, to accounts of third persons – in case of reception of incomes in the monetary form;*
- *the day of acquisition of securities.*

The tax base with respect to operations of purchase and sale of securities and operations with financial instruments of forward contracts shall be determined after the end of the tax period. The tax amount shall be calculated and paid by the fiscal agent upon termination of the tax period or when it pays money to the tax bearer before the expiration of the next tax period.

In case of payment of money by the fiscal agent before the expiration of the next tax period the tax shall be paid from the income share determined according to this article, corresponding to the actual amount of money paid out. The income share shall be determined as the product of the total amount of the income by the relation of the amount of payment to the cost estimate of securities determined as of the date of payment of money with respect to which the fiscal agent acts as a broker. In case of payment of money to the tax bearer more than once during the tax period the tax amount shall be calculated on an accrual basis with setting off tax amounts paid earlier.

The cost estimate of securities shall be determined proceeding from actually incurred and documented costs of their acquisition.

Payment of money means cash payments, money transfer to a bank account of a natural person or to an account of a third person by request of such natural person.

If the calculated tax amount cannot be tax withheld from the tax bearer by the income payment source, the fiscal agent (broker, trustee or other person making transactions under an agency agreement, commission agreement, or any other agreement in favour of the tax bearer) within one month from the moment of occurrence of such a circumstance shall notify in writing the tax authority in place of its registration on impossibility of such withholding and on the amount of the tax bearer debt. In this case the tax shall be paid according to article 228 of the Tax Code.

The tax withheld shall be transferred by fiscal agents within one month from the date of completion of the tax period or from the date of payment of money (transfer of securities).

LEGAL ENTITIES TAX ASSESSMENT METHOD

Type of tax – profit tax.

The income includes:

- *proceeds from sale of proprietary interests (sale proceeds);*
- *non-operational income in the form of interest on securities and other promissory notes and/or income from participatory interest in other organisations.*

Tax base.

Tax bearer income from sale transactions or other disposal of securities (including redemption) shall be determined proceeding from the selling price or price of another disposal of a security, as well as amount of accumulated interest (coupon) income paid by the buyer to the tax bearer, and amount of interest (coupon) income paid to the tax bearer by the Issuer. Amounts of interest (coupon) income earlier taken into account at taxation are not included into the tax bearer income from sale or other disposal of securities.

Expenses at sale (or other disposal) of securities shall be determined proceeding from the acquisition price of a security (including its acquisition costs), expenses for its sale, amount of discounts from the estimated value of investment units, as well as the amount of accumulated interest (coupon) income paid by the tax bearer to the seller of the security. Amounts of accumulated interest (coupon) income earlier taken into account at taxation are not included into the tax bearer expenses.

Securities are considered to be admitted to trading on the organised stock market provided all of the following conditions are met:

1) if they are admitted to trading by at least one trade organizer duly authorized according to the national legislation;

2) if the information on their prices (quotations) is published in mass media (including electronic ones) or may be presented by the trade organizer or other authorised person to any interested person within three years after the date of making transactions with such securities;

3) if they are used to calculate the market quotation when it is provided for by the respective national legislation.

Market price of securities traded on the organised stock market for taxation purposes shall mean actual selling price or price of other disposal of securities if this price is within the interval between the minimum and maximum prices of transactions (price interval) with such securities registered by the trade organizer on the stock market as of the date of making respective transaction. In case of sale of securities traded on the organised stock market at a price lower than the minimum price of transactions at the organised stock market, for the purpose of determination of the financial result this is the minimum price of transactions at the organised stock market that shall be taken into account.

Accumulated interest (coupon) income means a part of the interest (coupon) income the payment of which is stipulated by the terms and conditions of issue of such security, calculated pro rata to the number of calendar days elapsed from the date of issue of the security or the date of payment of previous coupon income until the date of making the transaction (date of transfer of the security).

With respect to securities which are not traded on an organised stock market, for taxation purposes taken into account is the actual price of sale or other disposal of these securities provided at least one of following conditions is met:

1) if the actual price of the respective transaction is within the interval of prices for a similar security registered by the trade institutor on the stock market as of the date of making the transaction or as of the date of the last trading before the day of conclusion of the respective transaction if these securities were traded by the trade institutor at least once within the last 12 months;

2) if the deviation of the actual price of the respective transaction is within ± 20 percent from the weighted average price for a similar security calculated by the trade institutor on the stock market according to the rules established by the trade institutor based on results of trading as of the date of making the transaction or as of the date of the last trading before the day of conclusion of the respective transaction if these securities were traded by the trade institutor at least once within the last 12 months.

The tax base with respect to transactions with securities shall be determined by the tax bearer separately, except for the tax base with respect to transactions with securities determined by professional participants of the stock market. Tax bearers (except for professional participants of the stock market carrying out dealer activity) shall determine the tax base with respect to transactions with securities traded on the organised stock market separately from the tax base with respect to transactions with securities which are not traded on the organised stock market.

In case of sale or other disposal of securities the tax bearer shall independently, according to the accounting policy adopted for tax purposes choose one of following methods of writing off to charges of the cost of securities disposed of:

1) at cost of first acquisitions (FIFO);

2) at cost of last acquisitions (LIFO);

3) at unit cost.

Tax bearers who suffered losses from operations with securities in the previous tax period or during the previous tax periods may reduce the tax base obtained with respect to operations with securities in the accounting (tax) period (carry forward such losses) according to the established procedure and subject to conditions established by article 283 of the Tax Code.

Losses from operations with securities which are not traded in the organised stock market suffered in the previous tax period (previous tax periods) may be used to decrease the tax base from operations with similar securities only determined in the accounting (tax) period.

Losses from operations with the securities traded in the organised stock market suffered in the previous tax period (previous tax periods) may be used to decrease the tax base from sale of securities of this class only.

During the tax period losses suffered in the respective accounting period from operations with securities traded on the organised stock market and securities which are not traded on the organised stock market shall be carried forward separately by different classes of securities accordingly within the amount of profit received from operations with such securities.

8.9. Details of declared (calculated) and disbursed dividend on Issuer shares, as well as on income on Issuer bonds

Details of declared (accrued) and paid dividends on the Issuer's shares in for 5 last complete financial years:

2003

Class of shares (type if preference shares): ***ordinary registered uncertificated shares;***

Amount of declared (accrued) dividends on the Issuer's shares of each class (type) per one share: ***dividends were not declared, based on results of 2003 the annual General Meeting of shareholders of OAO Kuzbassenergo passed the following resolution: "Not to pay dividend on ordinary shares in the Company based on results of 2003" (Minutes No. 12 of 24 June, 2004).***

In the aggregate on all shares of one class (type): ***no dividend was paid out;***

Name of the Issuer's management body, which passed the resolution on (declared) dividend payout on the Issuer's shares: ***no dividend was paid out;***

Date of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed, date of making up and the number of minutes of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed: ***no dividend was paid out, based on results of 2003 the annual General Meeting of shareholders of OAO Kuzbassenergo passed the following resolution: "Not to pay dividend on ordinary shares in the Company based on results of 2003" (Minutes No. 12 of 24 June, 2004);***

Term established for payment of declared dividends on the Issuer's shares: ***no dividend was paid out;***

Form and other conditions of payment of declared dividends on the Issuer's shares: ***no dividend was paid out;***

Accounting period (year, quarter) for which declared dividends on the Issuer's shares are (were) paid: ***2003;***

Total amount of dividends paid under all the Issuer's shares of one class (type) for each accounting period for which the resolution on payment (declaration) of dividends was passed: ***no dividend was paid out;***

If declared dividends on the Issuer's shares were not paid or were paid partly - reasons of nonpayment of declared dividends: ***no dividend was paid out;***

Other details of declared and/or paid dividends on the Issuer's shares to be specified by the Issuer at its own discretion: ***none.***

2004

Class of shares (type if preference shares): ***ordinary registered uncertificated shares;***

Amount of declared (accrued) dividends on the Issuer's shares of each class (type) per one share: ***dividends were not declared, based on results of 2004 the annual General Meeting of shareholders of OAO Kuzbassenergo passed the following resolution: "Not to pay dividend on ordinary shares in the Company based on results of 2004" (Minutes No. 13 of 27 June, 2005).***

In the aggregate on all shares of one class (type): ***no dividend was paid out;***

Name of the Issuer's management body, which passed the resolution on (declared) dividend payout on the Issuer's shares: ***no dividend was paid out;***

Date of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed, date of making up and the number of minutes of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed: ***no dividend was paid out, based on results of 2004 the annual General Meeting of shareholders of OAO Kuzbassenergo passed the following resolution: "Not to pay dividend on ordinary shares in the Company based on results of 2004" (Minutes No. 13 of 27 June, 2005);***

Term established for payment of declared dividends on the Issuer's shares: ***no dividend was paid out;***

Form and other conditions of payment of declared dividends on the Issuer's shares: ***no dividend was paid out;***

Accounting period (year, quarter) for which declared dividends on the Issuer's shares are (were) paid: ***2004;***

Total amount of dividends paid under all the Issuer's shares of one class (type) for each accounting period for which the resolution on payment (declaration) of dividends was passed: ***no dividend was paid out;***

If declared dividends on the Issuer's shares were not paid or were paid partly - reasons of nonpayment of declared dividends: ***no dividend was paid out;***

Other details of declared and/or paid dividends on the Issuer's shares to be specified by the Issuer at its own discretion: ***none.***

2005

Class of shares (type if preference shares): ***ordinary registered uncertificated shares;***

Amount of declared (accrued) dividends on the Issuer's shares of each class (type) per one share: ***0.670461 roubles per one ordinary share in OAO Kuzbassenergo.***

In the aggregate on all shares of one class (type): ***406,409,187.51 roubles;***

Name of the Issuer's management body, which passed the resolution on (declared) dividend payout on the Issuer's shares: ***Extraordinary General Meeting of shareholders of OAO Kuzbassenergo;***

Date of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed, date of making up and the number of minutes of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed: ***Based on results of 9 months of 2005 the Extraordinary General Meeting of shareholders of OAO Kuzbassenergo passed the following resolution: "That dividend in a monetary form at a rate of 0.670461 roubles per one ordinary share in OAO Kuzbassenergo be paid on ordinary shares in the Company based on results of 9 months of 2005 within 60 days from the date the decision on dividend payout was taken" (Minutes No. 14 of 30.12.2005);***

Term established for payment of declared dividends on the Issuer's shares: ***60 days from the date the decision was taken;***

Form and other conditions of payment of declared dividends on the Issuer's shares: ***monetary form;***

Accounting period (year, quarter) for which declared dividends on the Issuer's shares are (were) paid: ***9 months of 2005;***

Total amount of dividends paid under all the Issuer's shares of one class (type) for each accounting period for which the resolution on payment (declaration) of dividends was passed: ***406,409,187.51 roubles;***

If declared dividends on the Issuer's shares were not paid or were paid partly - reasons of nonpayment of declared dividends: ***dividends were paid out in full;***

Other details of declared and/or paid dividends on the Issuer's shares to be specified by the Issuer at its own discretion: ***none.***

Class of shares (type if preference shares): ***ordinary registered uncertificated shares;***

Amount of declared (accrued) dividends on the Issuer's shares of each class (type) per one share: ***dividends were not declared, based on results of 2005 the annual General Meeting of shareholders of OAO Kuzbassenergo passed the following resolution: "Since based on results of 9 months 2005 dividend at a rate of 0.670461 roubles per one ordinary share was paid on Company ordinary shares (Minutes No.14 of the General Meeting of shareholders of 30.12.2005), not to pay dividend on ordinary shares in the Company for 2005" (Minutes No. 15 of 26.06.2006).***

In the aggregate on all shares of one class (type): ***no dividend was paid out;***

Name of the Issuer's management body, which passed the resolution on (declared) dividend payout on the Issuer's shares: ***no dividend was paid out;***

Date of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed, date of making up and the number of minutes of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed: ***no dividend was paid out; based on results of 2005 the annual General Meeting of shareholders of OAO Kuzbassenergo passed the following resolution: "Since based on results of 9 months 2005 dividend at a rate of 0.670461 roubles per one ordinary share was paid on Company ordinary shares (Minutes No.14 of the General Meeting of shareholders of 30.12.2005), not to pay dividend on ordinary shares in the Company for 2005" (Minutes No. 15 of 26.06.2006***

Term established for payment of declared dividends on the Issuer's shares: ***no dividend was paid out;***

Form and other conditions of payment of declared dividends on the Issuer's shares: ***no dividend was paid out;***

Accounting period (year, quarter) for which declared dividends on the Issuer's shares are (were) paid: ***2005;***

Total amount of dividends paid under all the Issuer's shares of one class (type) for each accounting period for which the resolution on payment (declaration) of dividends was passed: ***no dividend was paid out;***

If declared dividends on the Issuer's shares were not paid or were paid partly - reasons of nonpayment of declared dividends: ***no dividend was paid out;***

Other details of declared and/or paid dividends on the Issuer's shares to be specified by the Issuer at its own discretion: ***none.***

2006

Class of shares (type if preference shares): ***ordinary registered uncertificated shares;***

Amount of declared (accrued) dividends on the Issuer's shares of each class (type) per one share: ***0.329983 roubles per one ordinary share in OAO Kuzbassenergo.***

In the aggregate on all shares of one class (type): ***200,024,000 roubles;***

Name of the Issuer's management body, which passed the resolution on (declared) dividend payout on the Issuer's shares: ***Annual General Meeting of shareholders of OAO Kuzbassenergo;***

Date of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed, date of making up and the number of minutes of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed: ***Based on results of the 1st quarter of 2006 the annual General Meeting of shareholders of OAO Kuzbassenergo passed the following resolution "That dividend in a monetary form at a rate of 0.329983 roubles per one ordinary share in OAO Kuzbassenergo be paid on ordinary shares in the Company based on results of the 1st quarter of 2006 within 60 days from the date the decision on dividend payout was taken" (Minutes No. 15 of 26.06.2006);***

Term established for payment of declared dividends on the Issuer's shares: ***60 days from the date the decision was taken;***

Form and other conditions of payment of declared dividends on the Issuer's shares: ***monetary form;***

Accounting period (year, quarter) for which declared dividends on the Issuer's shares are (were) paid: ***1st quarter of 2006;***

Total amount of dividends paid under all the Issuer's shares of one class (type) for each accounting period for which the resolution on payment (declaration) of dividends was passed: ***200,024,000 roubles;***

If declared dividends on the Issuer's shares were not paid or were paid partly - reasons of nonpayment of declared dividends: ***dividends were paid out in full;***

Other details of declared and/or paid dividends on the Issuer's shares to be specified by the Issuer at its own discretion: ***none.***

Class of shares (type if preference shares): ***ordinary registered uncertificated shares;***

Amount of declared (accrued) dividends on the Issuer's shares of each class (type) per one share: ***dividends were declared only for the 1st quarter of 2006; based on results of 2006 the annual General Meeting of shareholders of OAO Kuzbassenergo passed the following resolution: "Not to pay dividend on ordinary shares in the Company based on results of 2006" (Minutes No. 17 of 06 June, 2007).***

In the aggregate on all shares of one class (type): ***no dividend was paid out;***

Name of the Issuer's management body, which passed the resolution on (declared) dividend payout on the Issuer's shares: ***no dividend was paid out;***

Date of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed, date of making up and the number of minutes of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed: ***no dividend was paid out; the Annual General Meeting of shareholders of OAO Kuzbassenergo passed the following resolution: "Not to pay dividend on ordinary shares in the Company based on results of 2006" (minutes No. 17 of 06 June, 2007);***

Term established for payment of declared dividends on the Issuer's shares: ***no dividend was paid out;***

Form and other conditions of payment of declared dividends on the Issuer's shares: ***no dividend was paid out;***

Accounting period (year, quarter) for which declared dividends on the Issuer's shares are (were) paid: ***2006;***

Total amount of dividends paid under all the Issuer's shares of one class (type) for each accounting period for which the resolution on payment (declaration) of dividends was passed: ***no dividend was paid out;***

If declared dividends on the Issuer's shares were not paid or were paid partly - reasons of nonpayment of declared dividends: ***no dividend was paid out;***

Other details of declared and/or paid dividends on the Issuer's shares to be specified by the Issuer at its own discretion: ***none.***

<u>2007</u>

Class of shares (type if preference shares): ***ordinary registered uncertificated shares;***

Amount of declared (accrued) dividends on the Issuer's shares of each class (type) per one share: ***0.018955 roubles per one ordinary share in OAO Kuzbassenergo.***

In the aggregate on all shares of one class (type): ***11,489,834.829 roubles;***

Name of the Issuer's management body, which passed the resolution on (declared) dividend payout on the Issuer's shares: ***Annual General Meeting of shareholders of OAO Kuzbassenergo;***

Date of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed, date of making up and the number of minutes of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed: ***Based on results of the 1st quarter of 2007 the annual General Meeting of shareholders of OAO Kuzbassenergo passed the following resolution "That dividend in a monetary form at a rate of 0.018955 roubles per one ordinary share in OAO Kuzbassenergo be paid on ordinary shares in the Company based on results of the 1st quarter of 2006 within 60 days from the date the decision on dividend payout was taken" (Minutes No. 17 of 06.06.2007);***

Term established for payment of declared dividends on the Issuer's shares: ***60 days from the date the decision was taken;***

Form and other conditions of payment of declared dividends on the Issuer's shares: ***monetary form;***

Accounting period (year, quarter) for which declared dividends on the Issuer's shares are (were) paid: ***1st quarter of 2007;***

Total amount of dividends paid under all the Issuer's shares of one class (type) for each accounting period for which the resolution on payment (declaration) of dividends was passed: ***11,489,834.829 roubles;***

If declared dividends on the Issuer's shares were not paid or were paid partly - reasons of nonpayment of declared dividends: ***no dividend was paid out in full because of missing banking details in the Register of holders of registered securities required for disbursement of dividends via bank transfer;***

Other details of declared and/or paid dividends on the Issuer's shares to be specified by the Issuer at its own discretion: *none.*

OAO Kuzbassenergo has not issued any bonds.

8.10. Other data

*In compliance with the Regulations on Information Policy of OAO **Kuzbassenergo,** approved by the Board of Directors on 28.09.2006 (Minutes No. 6/12), **in this item the Issuer discloses the following** additional information.*

Details of the amount of remuneration of the Registrar of the Company paid for the last complete financial year, as well as details of existing agreements concerning such payments in the current financial year.

Services of OAO Central Moscow Depositary are paid on the basis of concluded agreements.

For 2007 the Registrar was actually paid a remuneration of 3,592,750 (three million five hundred ninety two thousand seven hundred fifty) RUB, including 2,160,000 (two million one hundred sixty thousand) RUB for keeping the Register of holders of registered securities.

In 2008 the following agreements are effective: Agreement for keeping Register of holders of registered equity securities No. TSD/KUZ - No. 1 of 29 May, 2001 (as amended on 22 December, 2004); Agreement (FE) - No. 49/OW of 19.06.2001on establishing transfer agency relations between the ISSUER - OAO Kuzbassenergo as a transfer-agent and the REGISTRAR - OAO Central Moscow Depositary; Supplementary agreement No. 1 of 19 April, 2004 to Agreement (FE) No. 49/OW of 19 June, 2001 on establishing transfer agency relations; Supplementary agreement No. 2 of 30 March, 2007 to Agreement (FE) No. 49/OW of 19 June, 2001 on establishing transfer agency relations.

Details of transactions (group of interconnected transactions) with subsidiary and associated companies, details of intracorporate transactions, transactions between and with subsidiary and associated companies, as well as transactions formally not coming within the scope of the definition of essential transactions, but nevertheless capable to influence Company's activity.

Transactions (to the amount of 50 thousand roubles and more) concluded between the Issuer and state companies and registered by the Legal Department in the 1st quarter of 2008.

Sl No.	Contract No. and date	Contracting party name	Subject of the contract	Contract price (RUB)
1.	*No. 6-765 of 25.10.2007*	***State educational institution of higher vocational education Academy of National Economy at the Government of the Russian Federation***	***Training of students from among customer specialists according to the curriculum of the professional retraining program "Company Development Management" 12.11.2007 – 04.11.2008.***	***230,000***
2.	*No. 030-03/2008 of 11.02.2008*	***State Educational Institution of Additional Vocational Training Petersburg Power Institute of Professional Development (Novosibirsk branch).***	***Training of specialists according to the corporate agreement 030/2008***	***134,700***
3.	*No. 030/03/2008 of 28.01.2008*	***State Educational Institution of Additional Vocational Training Petersburg Power Institute of Professional Development (Novosibirsk branch).***	***Training of specialists according to the corporate agreement 030/2008***	***179,730***
4.	*No. 21 of 15.11.2007*	***Federal State Public Health Institution Disinfecting Station, Kemerovo***	***Carrying out preventive and exterminatory deratization and disinfecting works.***	***205,332.65***
5.	*No. 030/01-2008 of 14.01.2008*	***State Educational Institution of Additional Vocational Training Petersburg Power Institute of Professional Development (Novosibirsk branch).***	***Training of specialists according to the corporate agreement 030/2008***	***106,290***
6.	*No. PK-07-8049 of 24.09.2007*	***State Educational Institution of Higher Vocational Education State***	***Rendering paid educational services.***	***120,000***

		Management University (GUU).		
7.	*Without reg. No., dated 01.02.2008*	*Municipal Educational Institution for orphan children and children left without parents' care Children's Home - School No. 1.*	*Gift of target facilities: sports equipment*	*50,000*
8.	*No. KO/58/2007 of 07.11.2007*	*State Cultural Institution of Kemerovo region Kemerovo State Regional Philharmonic Society*	*Rendering cultural services at performance of P.Burchuladze.*	*70,000*

Details of formation and use of the reserve fund of the Company, as well as other funds of the Company

Information on Company reserve fund is presented in paragraph 8.1.3. of the Report.

Details of quotation lists in which the Company's securities are included:

By his Order No. 91 of 24 July, 2007 the Chairman of the Management Board of OAO "Russian Trading System" Stock Exchange approved Amendments No. 83 to the List of securities admitted to trading in OAO "Russian Trading System" Stock Exchange (stock exchange licence No. 077-07986-000001 of 15 September, 2004) stipulating inclusion (transfer) into Quotation List "B" of ordinary registered shares in OAO Kuzbassenergo with a par value of 1 RUB.

According to the Rules of admission of securities to trading of OAO "Russian Trading System" Stock Exchange (OAO RTS Stock Exchange) since 01 August, 2007 ordinary registered shares in OAO Kuzbassenergo are admitted to trading within Quotation List "B".

Direction of Closed Joint-Stock Company Moscow Interbank Currency Exchange (ZAO MICEX) on 21 August, 2007 (Minutes No. 93) took a decision to include ordinary registered uncertificated shares in OAO Kuzbassenergo into Quotation List "B" of ZAO MICEX.

According to Rules of listing, admission to floatation and circulation of securities in Moscow Interbank Currency Exchange, since 04 September, 2007 ordinary registered shares in OAO Kuzbassenergo are admitted to trading within Quotation List "B".

Trading floors, codes assigned to shares and quotation lists in which securities of OAO Kuzbassenergo are included

Exchange	Exchange share code	Quotation lists
OAO RTS Stock Exchange	*KZBE, KZBEG*	*Quotation list B*
ZAO Moscow Interbank Currency Exchange	*KZBE*	*Quotation list B*

Behaviour of prices for equity securities of the Company during the last complete financial year.

Kind, class (type), form and other identification characteristics of securities:

Ordinary uncertificated shares in OAO Kuzbassenergo with a par value of 1 (one) rouble;

security code: KZBE;

ISIN code: RU0009045652.

Accounting period	*The greatest price (RUB)*	*The least price (RUB)*	*Market price (RUB)*
1st quarter of 2007	*94.0000*	*63.0000*	*92.16*

2nd quarter of 2007	*103.8700*	*82.0000*	*90.95*
3rd quarter of 2007	*103.00*	*70.13*	*75.14*
4th quarter of 2007	*80.50*	*65.00*	*67.95*

Full business name, place of business of the trade organizer on the stock market through which transactions were carried out on basis of which the securities prices behaviour data are provided:

- ***Closed Joint-Stock Company Moscow Interbank Currency Exchange, 125009, Moscow, B.Kislovskiy per., 13, bldg 1***

Total number of transactions with the Company securities made at stock exchanges for each month and each quarter during the completed and current financial year:

Dynamics of volumes of trading of ordinary shares of OAO Kuzbassenergo according to OAO Russian Trading System Stock Exchange for 2007, Classical stock market (Market and address transactions)

Period	Volume of trading, USD	Volume of trading, shares	Number of transactions, pcs
January	383,000	145,000	11
February	1,008,779	318,717	27
March	1,947,297	592,764	36
I quarter of 2007	**3,339,076**	**1,056,481**	**74**
April	844,655	226,300	22
May	1,159,646	336,100	14
June	215,546	63,400	5
II quarter of 20 Jan 06 Feb 06 Mar 06 Apr 06 May 06 Jun 06 Jul 06 Aug 06 Sep 06 Oct 06 Nov 06 Dec 06			**41**
July			8
August	[illegible]	[illegible]	10
September	139,055	43,900	5
III quarter of 2007	**2,389,834**	**698,011**	**23**
October	-	-	-
November	226,300	80,000	4
December	99,750	36,000	5
IV quarter of 2007	**326,050**	**116,000**	**9**

Dynamics of volumes of trading of ordinary shares of OAO Kuzbassenergo according to OAO Russian Trading System Stock Exchange for the 1st quarter of 2008, Classical stock market (Market and address transactions)

Period	Volume of trading, USD	Volume of trading, shares	Number of transactions, pcs
January	94,819	34,900	5
February	170,785	67,300	6
March	-	-	-
I quarter of 2008	*265,604*	*102,200*	*11*

Dynamics of volumes of trading of ordinary shares of OAO Kuzbassenergo according to OAO Russian Trading System Stock Exchange for 2007 (Market and address transactions)

Period	Volume of trading, RUB	Volume of trading, shares	Number of transactions, pcs
January	-	-	-
February	-	-	-
March	-	-	-
I quarter of 2007	-	-	-
April	-	-	-
May	1,067,400	12,000	2
June	870,000	10,000	2
II quarter of 2007	**1,937,400**	**22,000**	**4**
July	981,581	11,029	2
August	2,785,940	31,010	10
September	832,980	10,000	4
III quarter of 2007	**4,600,501**	**52,039**	**16**
October	717,090	10,001	4
November	924,750	13,500	5
December	230,760	3,170	3
IV quarter of 2007	**1,872,600**	**26,671**	**12**

Dynamics of volumes of trading of ordinary shares of OAO Kuzbassenergo according to OAO Russian Trading System Stock Exchange for the 1st quarter of 2008, (Market and address transactions)

Period	Volume of trading, RUB	Volume of trading, shares	Number of transactions, pcs
January	-	-	-
February	-	-	-
March	2,025	31	2
I quarter of 2008	***2,025***	***31***	***2***

During 12 months of 2007 the Issuer concluded 166 over-the-counter transactions for a total amount of 3,948,860 RUB (the information on OTC transactions is disclosed according to the Order No. 06-67/пз-н of 22 June, 2006 of the Federal Service for Financial Markets of Russia "On approval of Regulations on disclosure of information regarding conclusion of transactions).

For the 1st quarter of 2008 the Issuer made 4 transactions for a total amount of 224,071,034 RUB

Dynamics of volumes of trading of ordinary shares of OAO Kuzbassenergo according to Moscow Interbank Currency Exchange for 2007

Period	Volume of trading, RUB	Volume of trading, shares	Number of transactions, pcs
January	23,145,120.00	319,700	212
February	66,075,704.00	775,600	526
March	36,978,551.00	423,686	527
I quarter of 2007	**126,199,375.00**	**1,518,986**	**1,265**
April	40,046,789.00	410,500	498
May	16,115,241.00	178,800	217

June	32,938,408.00	367,500	425
II quarter of 2007	**89,100,438.00**	**956,800**	**1,140**
July	39,833,195.00	427,700	362
August	107,366,296.00	1,080,500	239
September	13,855,62.00	172,500	223
III quarter of 2007	**161,055,11.00**	**1,680,700**	**824**
October	17,957,274	244,900	395
November	16,478,263	239,800	347
December	31,617,868	466,800	619
IV quarter of 2007	**66,053,405**	**951,500**	**1,361**

Dynamics of volumes of trading of ordinary shares of OAO Kuzbassenergo according to Moscow Interbank Currency Exchange for the 1st quarter of 2008

Period	Volume of trading, RUB	Volume of trading, shares	Number of transactions, pcs
January	12,821,449	192,400	495
February	19,389,453	310,100	260
March	969,191	15,800	30
1st quarter of 2008	***33,180,093***	***518,300***	***785***

Details of stock market trade organizers, in particular, details of stock exchanges on which Issuer's equity securities are traded or are going to be traded (including stock exchange names and locations):

1) Full business name of the trade organizer: ***Open Joint-Stock Company Russian Trading System Stock Exchange.***

Short business name: ***OAO RTS***

Place of business: ***127006, Moscow, Dolgorukovskaya street, 38, bldg 1.***

Stock exchange licence for carrting out activity on settlement of trade on stock market:

Licence number: ***077-07986-000001***

Date of issue: ***15.09.2004***

Period of validity: ***without limitation of period of validity***

Authority which issued the licence: ***Federal Service for Financial Markets***

2) Full business name of the trade organizer: ***Closed Joint-Stock Company "Moscow Interbank Currency Exchange" Stock Exchange.***

Short business name: ***ZAO Moscow Interbank Currency Exchange, ZAO MICEX***

Place of business of the trade organizer: ***125009, Moscow, Bolshoy Kislovskiy per, 13, bldg 1.***

Stock exchange licence for carrting out activity on settlement of trade on stock market:

Licence number: ***No. 077-05870-000001***

Date of issue: ***26.02.2002***

Period of validity: ***without limitation of period of validity***

Authority which issued the licence: ***Federal Commission for Stock Market***

Details of the Company market-makers.

The Issuer has not entered into any agreements with market-makers.

APPENDIX No. 1

KPMG

To shareholders of

Open Joint-Stock Company

Kuzbassenergo

Auditor's Conclusion

on Financial (Accounting) Statements

Open Joint-Stock Company

Kuzbassenergo

for the period from 1 January to 31 December 2007

Details of the auditor

Name:	Closed Joint-Stock Company KPMG.
Place of business (legal address):	129110, Moscow, Olimpiysky avenue, 18/1, office 3035
Mailing address:	123317, Moscow, Krasnopresnenskaya nab., 18, Naberezhnaya Tower Complex, block "C".
State registration:	Registered by the Moscow Registration Chamber. Certificate No. 011.585 of 25 May, 1992. Entered in the Uniform State Register of Legal Entities by Interdistrict Inspectorate of the Ministry of Taxation of the Russian Federation No.39 for the city of Moscow under No.1027700125628 on 13 August, 2002, Certificate series 77 No.005721432.
Licence:	No. E 003330 for carrying out auditor activity, issued by virtue of order No. 9 of the Ministry of Finance of the Russian Federation of 17 January, 2003. The term of validity of the licence has been extended till 17 January, 2013.
Membership in accredited professional auditor associations:	Member of the Auditor Chamber of Russia. Member of the Institute of Professional Accountants and Auditors of Russia.

Details of the auditee

Name:	Open Joint-Stock Company Kuzbassenergo
Place of business (legal address):	656037, Altai territory, Barnaul, Brilliantovaya street, 2
Mailing address:	650000, Kemerovo, Kuznetskiy avenue, 30
State registration:	Registered by the Tax Office of the Federal Tax Service of Russia for Oktyabrskiy district of the city of Barnaul. Certificate series 22 No. 002484050 of 4 July, 2007. Entered in the Uniform State Register of Legal Entities by the Inspectorate of the Ministry of Taxation of the Russian Federation for the city of Kemerovo of Kemerovo region on 12 August, 2002. Certificate series 42 No.001926448 of 12 August, 2002. Notice of registration with the Russian Federal Tax Service Interregional Inspectorate on Large Tax Bearers No.4 of the city of Moscow of 31 October, 2004 in the capacity of a large tax bearer.

Auditor's Conclusion

To shareholders of Open Joint-Stock Company Kuzbassenergo

We audited financial (accounting) statements of Open Joint-Stock Company Kuzbassenergo (hereinafter referred to as the Company) appended to this Auditor's Conclusion for the period from January 1st to December 31st, 2007 inclusive.

The financial (accounting) statements on 57 sheets consists of:

• Balance Sheet as of December 31st, 2007;
• Profit and Loss Statement for 2007;
• Appendices to the Balance Sheet and the Profit and Loss Statement, including:
- Statement of Changes in Equity for 2007;
- Cash Flow Statement for 2007;
- Exhibit to the Balance Sheet;
• Explanatory Note.

The responsibility for book-keeping, preparation and submission of these Financial Statements rests with the Company's Executive Body. Our responsibility is to provide an opinion, based on the audit made, whether the Financial Statements give a true and fair view of all the material aspects of the Company's affairs and whether the accounting procedures comply in all material aspects with the law of the Russian Federation.

We have carried out the audit in compliance with the Federal Act "On Auditor Activity" (as amended), federal rules (standards) of auditor activity, internal audit standards of KPMG, as well as rules and standards approved by the Auditor Chamber of Russia and the Institute of Professional Accountants and Auditors of Russia.

We have planned and conducted the audit in such a manner as to obtain reasonable assurance that the Financial Statements do not contain any material misstatements. The audit was carried out on a sample basis and included a test-based study of evidence confirming the value and the disclosure in the Financial Statements of information about the auditee's financial and economic activities, an evaluation of its accounting principles, practices and rules used at preparation of the Financial Statements, an evaluation of basic accounting estimates received by the Company management, and an evaluation of general presentation of the Financial Statements. We believe that the audit we made provides sufficient grounds for expressing an opinion as to whether the Financial Statements are true and fair in all material aspects and whether the auditee's accounting procedures comply with the laws of the Russian Federation.

In line 240 of the Balance Sheet "Accounts receivable (with a maturity within 12 months after the reporting date)", reported are doubtful unsecured claims to the amount of 159,524 thou. roubles as of January 1st, 2007 and 194,455 thou. roubles as of December 31st, 2007. No provision for doubtful debts was allocated with respect to this asset item of the balance sheet.

According to our estimation, the amounts of the above-stated accounts receivable and undistributed profit reported in the item "Undistributed profit (uncovered loss)", line 470 of the Balance Sheet, are overestimated by 159,524 thou. roubles as of January 1st, 2007 and by 194,455 thou. roubles as of December 31st, 2007. Accordingly, the amount of expense reflected in the item "Other expense", line 100 of the Profit and Loss Statement is underestimated by 159,524 thou. roubles for 2006 and 34,931 thou. roubles for 2007. The Auditor's Conclusion on financial (accounting) statements for 2006, presented by the previous auditor contains the same comment.

Item "Raw materials, consumables and other similar valuables", line 211 of the Balance Sheet includes the cost of material assets the market value of which was less than their actual cost price by total amount of 61,097 thou. roubles as of January 1st, 2007 and by 55,125 thou. roubles as of December 31st, 2007. No provision for depreciation of the above-stated material assets was allocated. According to our estimation, the values of the above raw materials, consumables and other similar valuables, as well as undistributed profit reported in the item "Undistributed profit (uncovered loss)", line 470 of the Balance Sheet, are overestimated by 61,097 thou. roubles as of January 1st, 2007 and by 55,125 thou. roubles as of December 31st, 2007. Accordingly, the amount of expense reflected in the item "Other expense", line 100 of the Profit and Loss Statement is underestimated by 61,097 thou. roubles for 2006 and overestimated by 5,972 thou. roubles for 2007.

In line 120 "Permanent assets" and line 130 "Construction in progress" of the Balance Sheet recognised are facilities which are without movement or preserved for a total amount of 82,584 thou. RUB. These facilities will not bring any economic benefits to the Company in future and are subject to liquidation. According to our estimation, the amounts of permanent assets and construction in progress, as well as undistributed profit reported in the item "Undistributed profit (uncovered loss)", line 470 of the Balance Sheet, are overestimated by 82,584 thou. roubles as of January 1st and as of December 31st, 2007, and amount of respective costs for 2006, reflected in the item "Other expense", line 100 of the Profit and Loss Statement is underestimated by the same amount.

In our opinion, except for the facts mentioned in the previous paragraphs, the Financial Statements appended hereto give a true and fair view of the financial situation of the Company as of 31 December, 2007 in all material aspects and of its financial and economic performance during the period from 1 January till 31 December, 2007 inclusive, and the accounting procedures used at preparation of the Financial Statements comply with the legislation of the Russian Federation in all material aspects.

March 25th, 2008

(signed)
Corn Andrew
Director, ZAO KPMG
under Power of Attorney No.25/07 of November 24th, 2007

Common seal of ZAO KPMG

(signed)
Astankovich Tatyana Nikolaevna
Auditors team leader, qualification certificate for the right
to carry on auditor activity in the field of general audit
No. K 005724, issued for perpetuity

BALANCE SHEET
as of December 31st, 2007

		CODES
	Form No. 1 as per OKUD	0710001
Entity: OAO Kuzbassenergo	Date [year, month, day]	2007 12 31
	as per OKPO	10563800
Taxpayer identification number	INN	4200000333
Activities: Industry	as per OKVED	40.10.11.
Form of incorporation/ownership: Open Joint-Stock Company / mixed Russian ownership with a federal share	as per OKOPF/OKFS	47/41
Unit of measure: thou. RUB	as per OKEI	384
Place of business (address): 656037, city of Barnaul, Brilliantovaya street, 2		
	Date approved:	
	Date submitted (filed):	

ASSETS	Code	As of the beginning of the reporting year	As of the end of the reporting period
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	1	0
Permanent assets	120	15,354,205	18,950,655
Construction in progress	130	782,026	898,971
Income-bearing investments into tangible assets	135	4	3
Long-term financial investments	140	2,597,155	2,205,000
Deferred tax assets	145	1,677,785	118,020
Other non-current assets	150	4,465	25,455
	151	0	0
TOTAL for Section I	190	18,905,641	22,198,104
II. CURRENT ASSETS			
Inventories	210	950,869	1,552,663
Including: - Raw materials, consumables and other similar valuables	211	939,068	1,539,155
- Rearers and fatteners	212	0	0
- Expenses relating to construction in progress	213	0	0
- Finished products and goods for resale	214	1,885	1,549
- Goods shipped	215	159	0
- Deferred expenses	216	9,757	11,959
- Other inventories and expenses	217	0	
	218	0	0
Value added tax on purchased valuables	220	209,869	74,357
Accounts receivable (with a maturity exceeding 12 months after the reporting date)	230	111,428	176,973
Including: buyers and customers	231	21,531	
Accounts receivable (with a maturity within 12 months after the reporting date)	240	1,085,916	2,798,760
Including: buyers and customers	241	340,750	700,841
Short-term financial investments	250	50,112	3,570,000
Cash in banks and in hand	260	178,033	54,853
Other current assets	270	554	2,304
	271	0	0
TOTAL for section II	290	2,586,781	8,229,912
BALANCE	300	21,492,422	30,428,016

LIABILITIES	Code	As of the beginning of the reporting year	As of the end of the reporting period
1	2	3	4
III. EQUITY AND RESERVES			
Authorised capital	410	606,164	706,164
Treasury shares	411	0	0
Additional capital	420	15,424,492	22,810,459
Reserve capital	430	30,308	30,308
Including: - reserves formed according to the law	431	30,308	30,308
- reserves formed according to the constituent instruments	432	0	0
	433		0
Undistributed profit of prior years	460	1,503,460	1,526,934
Undistributed profit of the reporting year		0	2,912,743
TOTAL for section III	490	17,564,424	27,986,608
IV. LONG-TERM LIABILITIES			
Loans and credits	510	433,845	
Deferred tax liabilities	515	400,738	586,641
Other long-term liabilities	520	902,953	
TOTAL for section IV	590	1,737,536	586,641
V. CURRENT LIABILITIES			
Loans and credits	610	822,926	
Accounts payable	620	1,323,207	1,692,585
Including: - suppliers and contractors	621	487,188	926,134
Wage arrears	622	25,401	93,243
Indebtedness to state and non-budget funds	623	17,946	20,059
Tax arrears	624	529,767	353,077
Other creditors	625	262,905	300,072
Arrears on profit payable to members (founders)	630	2,307	2,381
Deferred incomes	640	42,022	44,333
Reserves for expected costs and payments	650	0	115,468
Other current liabilities	660	0	0
	661	0	0
TOTAL for section V	690	2,190,462	1,854,767
BALANCE	700	21,492,422	30,428,016

STATEMENT OF VALUABLES ENTERED INTO OFF-BALANCE ACCOUNTS			
Rented permanent assets	910	5,742	71,556
Including those leased	911	0	45,222
Material assets in custody	920	8,132	42,161
Goods on commission	930	0	0
Debts of insolvent debtors written off to the loss	940	397,327	450,417
Securities on liabilities and payments received	950	87,316	86,924
Securities on liabilities and payments provided	960	614,692	
Depreciation of residential housing	970	1,080	1,117
Depreciation of external land improvement facilities and other similar facilities	980	0	0
Intangible assets obtained in temporary use	990	0	0
Registered high-security forms	1000	4	4

CEO: *<signed>*

MIKHAILOV Sergey Nikolaevich

Chief accountant: *<signed>*

PRIKHODCHENKO Svetlana Stanislavovna

March 07th, 2008

Seal:
Kuzbass Power and Electrification
Open Joint-Stock Company
OAO Kuzbassenergo

PROFIT AND LOSS STATEMENT
for 2007

		CODES
	Form No. 2 as per OKUD	0710002
Entity: OAO Kuzbassenergo	Date [year, month, day]	2007 12 31
	as per OKPO	10563800
Taxpayer identification number	INN	4200000333
Activities: Industry	as per OKVED	40.10.11.
Form of incorporation/ownership: Open Joint-Stock Company / mixed Russian ownership with a federal share	as per OKOPF/OKFS	47/41
Unit of measure: thou. RUB	as per OKEI	384

Parameter description	code	For the accounting period	For the same period of the previous year
1	2	3	4
Ordinary activities income and expense			
Proceeds (net) from sale of goods, products, works, services (less added value tax, excises and similar compulsory payments)	010	18,719,583	17,604,706
	011	0	0
Production cost of sold goods, products, works, services	020	(18,074,388)	(16,129,411)
	021	0	0
Gross profit	029	645,195	1,475,295
Business expenses	030	(13,912)	(12,125)
Administrative expenses	040	0	0
Sales profit (loss)	050	631,283	1,463,170
Other income and expense			
Interest receivable	060	34,797	6,835
Interest payable	070	(97,327)	(112,799)
Income from participation in other entities	080	4,025	4,476
Other income	090	7,328,439	1,506,563
	091	0	
Other expense	100	(3,838,139)	(1,912,295)
	110	0	0
Profit (loss) before tax	140	4,063,078	955,950
Deferred tax assets	141	(49,868)	(47,777)
Deferred tax liabilities	142	(187,083)	(114,860)
Current profit tax	150	(825,987)	(301,316)
Other similar compulsory payments	180	(75,907)	(182,534)
Net profit (loss) of the accounting period	190	2,924,233	309,463
FOR REFERENCE			
Constant tax liabilities (assets)	200	87,799	234,525
Base profit (loss) per share	201	5	1
Diluted profit (loss) per share	202	0	0

Form 0710002 p. 2

BREAKDOWN OF SOME PROFIT AND LOSS ITEMS

Parameter		For the accounting period		For the same period of the previous year	
description	code	profit	loss	profit	loss
1	2	3	4	5	6
Acknowledged fines, default interest and penalties or fines, default interest and penalties with respect to which a court (arbitration court) collection judgment has been received	210	3,171	66,882	4,524,	3,546
Profit (loss) of previous years	220	(108)	551	14,079,	17,624
Compensation for damages caused by a non-performance or improper performance of obligations	230	0	0	0	0
Exchange differences under foreign exchange transactions	240	20,368	13	34,	143
Provision to cover losses	250	x	122,447	x	2,298
Writing off accounts receivable and payable with expired limitation period	260	10,355	49,652	554,	167
Deferred tax assets	270	0	0	0	0

CEO: <*signed*>

MIKHAILOV Sergey Nikolaevich

Chief accountant: <*signed*>

PRIKHODCHENKO Svetlana Stanislavovna

March 07th, 2008

Seal:
Kuzbass Power and Electrification
Open Joint-Stock Company
OAO Kuzbassenergo

STATEMENT OF CHANGES IN EQUITY
for 2007

		CODES
	Form No. 3 as per OKUD	0710003
Entity: OAO Kuzbassenergo	Date [year, month, day]	2007 12 31
	as per OKPO	10563800
Taxpayer identification number	INN	4200000333
Activities: Industry	as per OKVED	40.10.11.
Form of incorporation/ownership: Open Joint-Stock Company / mixed Russian ownership with a federal share	as per OKOPF/OKFS	47/41
Unit of measure: thou. RUB	as per OKEI	384

I. Changes in Equity

Parameter description	code	Authorised capital	Additional capital	Reserve capital	Undistributed profit (uncovered loss)	Total	Share premium	Appreciation of assets
1	2	3	4	5	6	7	8	9
Balance as of December 31 of the year prior to the previous one	010	606,164	24,844,246	16,858	1,470,401	26,937,669	0	24,844,246
2006 (previous year)								
Changes in the accounting policy	011	x	x	x	0	0	x	x
Result from revaluation of permanent assets	012	x	406,792	x	0	406,792	0	406,792
		x	0	0	0	0	0	0
Balance as of January 1 of the previous year	020	606,164	25,251,038	16,858	1,470,401	27,344,461	0	25,251,038
Effect of conversion of foreign exchange	023	x	0	x	x	0	0	0
Net profit	025	x	x	x	309,463	309,463	x	x
Dividend	026	x	x	x	(200,024)	(200,024)	x	x
Deductions to the reserve fund	030	x	x	13,450	(13,450)	0	x	x
Equity increase due to: Additional share issue	040	0	x	x	x	0	x	x
Increased par value of shares	042	0	x	x	x	0	x	x
Reorganisation of the entity	043	0	x	x	0	0	x	x
Other	044	0	2,299,016	0	97,330	2,396,346	0	0
Equity decrease due to: Decreased par value of shares	050	0	x	x	x	0	x	x
Decreased number of shares	052	0	x	x	x	0	x	x
Reorganisation of the entity	053	0	x	x	(160,204)	(160,204)	x	x
Other	054	0	(12,137,481)	0	(56)	(12,137,537)	0	(12,137,481)
Balance as of December 31 of the previous year	060	606,164	15,412,573	30,308	1,503,460	17,552,505	0	13,113,557
2007 (accounting year)								
Changes in the accounting policy	061	x	x	x	0	0	x	x

Form 0710003 p. 2

1	2	3	4	5	6	7	8	9
Result from revaluation of permanent assets	062	x	11,919	x	0	11,919	0	11,919
		x	0	0	0	0	0	0
Balance as of January 1 of the reporting year	100	606,164	15,424,492	30,308	1,503.460	17,564,424	0	13,125,476
Effect of conversion of foreign exchange	103	x	0	x	x	0	0	0
Net profit	105	x	x	x	2,924,233	2,924,233	x	x
Dividend	106	x	x	x	(11,490)	(11,490)	x	x
Deductions to the reserve fund	110	x	x				x	x
Equity increase due to:								
Additional share issue	120	100,000	7,409,498	x	x	7,509,498	x	x
Increased par value of shares	122	0	x	x	x	0	x	x
Reorganisation of the entity	123	0	x	x	0	0	x	x
Other	124	0	0	0	23,531	23,531	7,409,498	0
Equity decrease due to:								
Decreased par value of shares	131	0	x	x	x	0	x	x
Decreased number of shares	132	0	x	x	x	0	x	x
Reorganisation of the entity	133	0	x	x		0	x	x
Other	134	0	(23,531)	0	(57)	(23,588)	0	(23,531)
Balance as of December 31 of the reporting year	140	706,164	22.810,459	30.308	4,439,677	27,986,608	7409498	13,101,945

II. Reserves

Parameter		Authorised capital	Additional capital	Reserve capital	Undistributed profit (uncovered loss)
description	code				
1	2	3	4	5	6
Statutory reserves:	150				
Reserve capital		0	0	0	0
(description of the reserve)					
- previous year data	151	16,858	13,450	0	30,308
- reporting year data	152	30,308		0	30,308
Reserves formed according to the constituent instruments:		0	0	0	0
(description of the reserve)					
- previous year data	161	0	0	0	0
- reporting year data	162	0	0	0	0
Estimated reserves:					
Provision for bad debts	170	0	0	0	0
(description of the reserve)					
- previous year data	171	324,676		(324,676)	0
- reporting year data	172		6,979	(6,979)	0
Provision for depreciation of financial investments	180				0
(description of the reserve)					
- previous year data	181	118,619	2,298	(118,619)	2,298
- reporting year data	182	2,298			2,298
Provision formed due to consequence of contingent facts of the economic activity	190				0
(description of the reserve)					
- previous year data	191				0
- reporting year data	192		115,468		115,468

Form 0710003 p. 3

1	2	3	4	5	6
Provision for future costs:					
Provision for repair of permanent assets		0	0	0	0
(description of the reserve)					
- previous year data		0	1,459,280	(1,459,280)	0
- reporting year data		0	1,684,870	(1,684,870)	0

For reference

Parameter		Balance as of the beginning of the year		Balance as of the end of the year	
Description	code				
1	2	3		4	
1) Net assets	200	17,606,446		28,030,941	
		From the budget		From off-budget funds	
		for the reporting year	for the previous year	for the reporting year	for the previous year
		3	4	5	6
2) Received for expenses related to ordinary activities - total	210	13,393	26,405	0	0
Including:					
- Reimbursement of interest under credit for acquisition of fuel	211	13,393	26,468	0	0
- Capital investments in non-current assets	220	0	0	0	0
Including:					
		0	0	0	0

CEO: <*signed*>
MIKHAILOV Sergey Nikolaevich

Chief accountant: <*signed*>
PRIKHODCHENKO Svetlana Stanislavovna

March 07th, 2008

Seal:
Kuzbass Power and Electrification
Open Joint-Stock Company
OAO Kuzbassenergo

CASH FLOW STATEMENT
for 2007

		CODES
	Form No. 4 as per OKUD	0710004
Entity: OAO Kuzbassenergo	Date [year, month, day]	2007 12 31
	as per OKPO	10563800
Taxpayer identification number	INN	4200000333
Activities: Industry	as per OKVED	40.10.11.
Form of incorporation/ownership: Open Joint-Stock Company / mixed Russian ownership with a federal share	as per OKOPF/OKFS	47/41
Unit of measure: thou. RUB	as per OKEI	384

Parameter description	code	For the accounting period	For the same period of the previous year
1	2	3	4
Cash balance as of the beginning of the reporting year	010	177,814	475,951
Cash flow relating to operating activities			
Cash received from buyers, customers	020	21,793,012	21,463,507
Receipt of acquired foreign exchange	030	29,414	4,582
Other income	050	305,711	165,606
Cash assets allocated for:			
Payment for purchased goods, works, services, raw materials and other current assets	150	(18,332,544)	(14,053,491)
Wages	160	(1,471,522)	(1,351,354)
Dividend and interest payout	170	(142,214)	(664,792)
Settlement of tax liabilities	180	(2,723,400)	(2,773,128)
Social payments	183	(44,194)	(72,079)
Other costs	190	(819,569)	(1,065,079)
		0	0
Net cash from operating activities	200	(1,405,306)	1,653,772
Cash flow related to investment activity			
Proceeds from sale of permanent assets and others non-current assets	210	105,158	32,568
Proceeds from sale of securities and other financial investments	220	7,106,656	185,645
Dividend received	230	3,663	13,543
Interest received	240	3,632	0
Proceeds from repayment of loans extended to other entities	250	0	0
Miscellaneous incomes	260	349	8.584
Acquisition of subsidiaries	280	(56,862)	0
		0	0
Acquisition of permanent assets, income-bearing placements into material valuables and intangible assets	290	(6,289,184)	(1,326,423)
Acquisition of securities and other financial investments	300	(5,765,003)	(352,131)
Loans extended to other entities	310	0	0
Other costs	320		(5,971)
Net cash assets from investment activity	340	(4,891,591)	(1,444,185)
Cash flow related to financing activities			
Proceeds from issue of shares or other equity securities	350	7,509,502	0
Proceeds from loans and credits provided by other entities	360	6,907,900	4,812,880

Form 0710004 p. 2

1	2	3	4
Other income	380	0	
Repayment of loans and credits (without interest)	390	(8,151,900)	(4,688,880)
Settlement of finance lease liabilities	400	(24,841)	0
Other costs	405	(66,908)	(631,724)
Net cash assets from financing activities	410	6,173,753	(507,724)
Net increase (decrease) of cash assets and their equivalents	420	(123,144)	(298.137)
Balance as of the end of the accounting period	430	54,670	177,814
Effect of changes of foreign exchange-to rouble rate	440	12,288	0

CEO: *<signed>*

MIKHAILOV Sergey Nikolaevich

Chief accountant: *<signed>*

PRIKHODCHENKO Svetlana Stanislavovna

March 07th, 2008

Seal:
Kuzbass Power and Electrification
Open Joint-Stock Company
OAO Kuzbassenergo

SUPPLEMENT TO THE BALANCE SHEET
for 2007

		CODES
	Form No. 5 as per OKUD	0710005
Entity: OAO Kuzbassenergo	Date [year, month, day]	2007 12 31
	as per OKPO	10563800
Taxpayer identification number	INN	4200000333
Activities: Industry	as per OKVED	40.10.11.
Form of incorporation/ownership: Open Joint-Stock Company / mixed Russian ownership with a federal share	as per OKOPF/OKFS	47/41
Unit of measure: thou. RUB	as per OKEI	384

Intangible assets

Parameter		Balance as of the beginning of the reporting year	Receipts	Retirement	Balance as of the end of the accounting period
Description	Code				
1	2	3	4	5	6
Intellectual property items (exclusive rights to results of intellectual property)	010	4	0	0	4
Including:					
- those held by the patentee with respect to the invention, design, useful model	011	0	0	0	0
- those held by the holder of rights with respect to computer programs, databases	012	0	0	0	0
- those held by the holder of rights with respect to integrated-circuit technology	013	0	0	0	0
- those held by the owner with respect to the trade mark, service mark, appellation of origin	014	4	0	4	
- those held by the holder of rights with respect to selection achievements	015	0	0	0	0
Organisational expenses	020	0	0	0	0
Goodwill	030	0	0	0	0
		0	0	0	0
Other	040	0	0	0	0

Parameter		As of the beginning of the reporting year	As of the end of the accounting period
description	code		
1	2	3	4
Amortisation of intangible assets - total	50	3	4
Including:			
- amortisation of the trade mark	51	3	4

Form 0710005 p. 2

Permanent assets

Parameter		Balance as of the beginning of the reporting year	Receipts	Retirement	Balance as of the end of the accounting period
Description	Code				
1	2	3	4	5	6
Buildings	110	8,244,827	1,513,811	(34,295)	9,724,343
Structures and transfer systems	111	12,634,170	2,049,459	(38,744)	14644,885
Machines and equipment	112	24,142,775	1,391,582	(240,457)	25,293,900
Means of transport	113	206,181	10,223	(3,556)	212,848
Industrial inventories and furniture	114	52,828	8,147	(1,544)	59,431
Draught animals	115	0	0	0	0
Productive livestock	116	0	0	0	0
Perennial planting	117	336	232		568
Other permanent assets	118	1,543	12,844	(10)	14,377
Land lots and natural resources	119	440,101		(399)	439,702
Capital investments into fundamental land amelioration	120	0	0	0	0
Total	130	45,722,761	4,986,298	(319,005)	50,390,054

Parameter		As of the beginning of the reporting year	As of the end of the accounting period
description	code		
1	2	3	4
Depreciation of permanent assets - total	140	30,368,556	31,439,399
Including:			
- buildings and structures	141	12,160,665	12,755,927
- machines, equipment, means of transport	142	18,180,146	18,646,829
- other	143	27,745	36,643
Leased out permanent assets - total	150	452,934	503,648
Including:			
- buildings and structures	151	304,020	377,397
- machines, equipment, means of transport	152	140,156	117,786
- other	153	8,758	8,465
Preserved permanent assets	155	76,960	76,960
Leased permanent assets - total	160	5,742	71,556
Including:			
- buildings and structures	161	4,701	40,605
- machines, equipment, means of transport	162	1,041	30,951
- other	163	0	0
Commissioned real estate facilities under state registration	165	38,948	1,314,909
	Code	As of the beginning of the reporting year	As of the end of the accounting period
FOR REFERENCE	2	3	4
Effect of revaluation of:	170	11,919	406,792
- acquisition (replacement) cost of permanent assets	171	75,734	4,094,853
- depreciation of permanent assets	172	63,815	3,688,061
	Code	As of the beginning of the reporting year	As of the end of the accounting period
	2	3	4
Change of value of permanent assets as a result of completion, additional equipment, reconstruction, partial liquidation	180	831,985	1,442,624

Form 0710005 p. 3

Income-bearing placements into tangible assets

Parameter Description	Code	Balance as of the beginning of the reporting year	Receipts	Retirement	Balance as of the end of the accounting period
1	2	3	4	5	6
Assets to be leased out	210	0	0	0	0
Assets to be hired out	220	0	0	0	0
		0	0	0	0
Other	230	13	0	0	13
Total	240	13	0	0	13
	Code	As of the beginning of the reporting year		As of the end of the accounting period	
	2	3		4	
Depreciation of income-bearing placements into tangible assets	250	7		10	

Expenses for research, development and engineering studies

Parameter description	code	Balance as of the beginning of the reporting year	Receipts	Retirement	Balance as of the end of the accounting period
1	2	3	4	5	6
Total	310	7,801	4,595	(4,757)	7,639
Including:					
Development of a boiler lighting up system without the use of fuel oil	311	3,134		(1,568)	1,566
Development of power supply safety criteria	312	504		(137)	367
Other	313	4,163	4,595	(3,052)	5,706
	Code	As of the beginning of the reporting year		As of the end of the accounting period	
FOR REFERENCE	2	3		4	
Total expenses for uncompleted research, development and engineering studies	320	3 336		980	
	Code	For the accounting period		For the same period of the previous year	
FOR REFERENCE	2	3		4	
		2,103		6,544	

Expenses for development of natural resources

Parameter description	code	Balance as of the beginning of the reporting year	Receipts	Retirement	Balance as of the end of the accounting period
1	2	3	4	5	6
Expenses for development of natural resources - total	410	0	0	0	0
Including:					
		0	0	0	0
	Code	As of the beginning of the reporting year		As of the end of the accounting period	
FOR REFERENCE	2	3		4	
Total expenses relating to subsoil plots where exploration, deposit evaluation, survey, hydrogeological investigation and/or other similar operations are still in progress	420	0		0	
Total expenses for development of natural resources charged in the accounting period to extraordinary costs as being ineffectual	430	0		0	

Form 0710005 p. 4

Financial investments

Parameter		Long-term		Short-term	
description	code	As of the beginning of the reporting year	As of the end of the accounting period	As of the beginning of the reporting year	As of the end of the accounting period
1	2	3	4	5	6
Contributions to authorised (share) capitals of other entities - total	510	2,595,639	353,484	0	0
Including subsidiary and associated companies	511	2,595,589	353,434	0	0
Governmental and municipal securities	515	0	0	0	0
Securities of other entities - total	520	1,516	1,516	50112	
Including debt securities (bonds, bills)	521	1,516	1,516	50112	
Loans extended	525	0	0	0	0
Deposits	530	0	1,850,000	0	3,570,000
Other	535	0	0	0	0
Total	540	2,597,155	2,205,000	50112	3,570,000
From the total amount: financial investments having a current market value: Contributions to authorised (share) capitals of other entities - total	550	0	0	0	0
Including subsidiary and associated companies	551	0	0	0	0
Governmental and municipal securities	555	0	0	0	0
Securities of other entities - total	560	0	0	0	0
Including debt securities (bonds, bills)	561	0	0	0	0
Other	565	0	0	0	0
Total	570	0	0	0	0
FOR REFERENCE With respect to financial investments having a current market value: change of value due to valuation adjustment	580	0	0	0	0
With respect to debt securities: difference between the acquisition cost and the par value referred to the financial result of the accounting period	590	0	0	0	0

Form 0710005 p. 5

Accounts payable and receivable

Parameter description	code	Balance as of the beginning of the reporting year	Balance as of the end of the accounting period
1	2	3	4
Accounts receivable: Short-term receivables - total	610	1,085,916	2,798,760
Including: - settlement of accounts with buyers and customers	611	340,750	700,841
- advance payments made	612	252,116	1,699,438
- other	613	493,050	398,481
Long-term receivables - total	620	111,428	176,975
Including: - settlement of accounts with buyers and customers	621	21,531	0
- advance payments made	622	778	713
- other	623	89,119	176,262
Total	630	1,197,344	2,975,735
Accounts payable: Short-term payables - total	640	2,146,133	1,692,585
Including: - settlement of accounts with buyers and customers	641	487,188	926,134
- advance payments received	642	104,874	194,614
- tax payable	643	529,767	353,077
- credits	644	812,926	0
- loans	645	10,000	0
- other	646	201,378	218,760
Long-term payables - total	650	1,336,798	0
Including: - settlement of accounts with buyers and customers	651	883,347	0
- tax payable	652	11,665	0
- credits	653	433,845	0
- loans	654	0	0
- other	655	7,941	0
- total	660	3,482,931	1,692,585

Costs related to ordinary activities (with cost items breakdown)

Parameter description	code	For the reporting year	For the previous year
1	2	3	4
Material costs	710	11,084,088	8,459,159
Labour costs	720	1,628,615	1,430,655
Deductions for social needs	730	356,617	321,079
Depreciation	740	1,352,418	1,619,590
Other expenses	750	3,666,562	4,311,053
Total for cost items	760	18,088,300	16,141,536
Change of balances (increase [+], decrease [-]): - work in progress	765	0	0
- deferred expenses	766	2 202	(18 786)
- provision for future costs	767	0	0

Form 0710005 p. 6

Security

Parameter description	code	Balance as of the beginning of the reporting year	Balance as of the end of the accounting period
1	2	3	4
Security received - total	810	87,316	86,924
Including: - bills	811	0	0
Assets taken as a pledge	820	87,316	86,924
Including: - permanent assets	821	0	0
- securities and other financial investments	822	87,316	86,924
- other	823	0	0
		0	0
Security provided - total	830	687,781	6,181
Including: - bills	831	73,089	6,181
Assets taken as a pledge	840	614,692	0
Including: - permanent assets	841	0	0
- securities and other financial investments	842	0	0
- other	843	614,692	0
		0	0

Government assistance

Parameter description	code	For the accounting period		For the same period of the previous year	
1	2	3		4	
Budgetary funds received in the reporting year - total	910	13,393		26,465	
Including:					
Reimbursement of interest on credits for acquisition of fuel	911	13,393		26,465	
		As of the beginning of the reporting year	Received during the accounting period	Refunded during the accounting period	As of the end of the accounting period
Budget credits - total	920	0	0	0	0
Including:					
		0	0	0	0

CEO: *<signed>*

MIKHAILOV Sergey Nikolaevich

Chief accountant: *<signed>*

PRIKHODCHENKO Svetlana Stanislavovna

March 07th, 2008

Seal:
Kuzbass Power and Electrification
Open Joint-Stock Company
OAO Kuzbassenergo

**KUZBASS POWER AND ELECTRIFICATION
OPEN JOINT-STOCK COMPANY**

OAO KUZBASSENERGO



EXPLANATORY NOTE
to Financial Statements
for 2007

CONTENTS

1. General

Kuzbass Power and Electrification Open Joint-Stock Company (OAO Kuzbassenergo, hereinafter referred to as the Company)

is engaged in:

- generation of electric energy;
- production of steam and hot water (heat energy);
- supply (sale) of electric energy, steam and hot water (heat energy) at fixed rates according to the electric and heat load dispatch schedules;
- purchasing of electric energy in the wholesale and retail market of electric energy (power);
- purchasing of heat energy from outside organisations;

renders services

on sale of heat energy to customers, including energy sale companies;

as well as

- maintains working capacity and serviceability of power-generating equipment according to requirements of effective standards, modernises and rehabilitates heat and electric power generating equipment of buildings and structures of heat and electrical networks;
- operates power installations which are not on the balance the Company under agreements with owners of these power installations;
- carries out works determining conditions of parallel operation in conformity with the regimes of the Unified Power System of Russia within the framework of contractual relations;
- operates heat networks;
- provides services of maintenance and repair of power installations of thermal networks, equipment, etc.

OAO Kuzbassenergo Group includes 7 subsidiaries. The Group has no dependent joint-stock companies.
The company was established under Resolution No. 330 of 21.09.1993 adopted by the Kemerovo Region State Property Management Committee and Regulation No. 345 of 30.12.1993 issued by the Kemerovo City Administration on reorganization of state enterprise POEiE Kuzbassenergo into Kuzbass Power and Electrification Joint-Stock Company of Open Type.

The company was registered on 04.07.2007 at: 656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.

The company has a Representative Office in to Moscow, which is not a legal person and acts by virtue of the Regulations approved by the Board of Directors of the Company.

Besides, the Company has the following branches:

- Tom-Usinskaya State District Power Station;
- Belovskaya State District Power Station;
- Kemerovo branch;
- Novokuznetsk branch;
- Barnaul branch;

• Heat Networks Directorate.

As of 31.12.2007 OAO Kuzbassenergo employed 7,273 people (as of December 31st, 2006 — 5,011 people).

Ordinary shares in the Company are traded on the following organised trading platforms:

• Open Joint-Stock Company Russian Trading System Stock Exchange:
- Classical market;
- Exchange market.

• Closed Joint-Stock Company Moscow Interbank Currency Exchange (MICEX):
- Stock market.

The Board of Directors of OAO Kuzbassenergo consists of the following members:

1. BOLSHAKOV Andrey Nikolaevich — member of the Board of Directors, Expert on Fuel and Energy Complex Matters of OAO Siberian Coal Energy Company;
2. DUNIN Oleg Valentinovich — member of the Board of Directors, Chief of the Projects Implementation Support Department of Business Unit No. 2 of Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia;
3. EVSEENKOVA Elena Vladimirovna — member of the Board of Directors, Deputy Chief of Economic Planning and Financial Control Department of Business Unit No. 2 of Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia;
4. KOCHETKOVA Tatyana Vladimirovna — member of the Board of Directors, Chief of Section of Competitive Wholesale Market of the Restructuring Control Centre Market Department of Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia;
5. LISYANSKY Mikhail Eduardovich — Chairman of the Board of Directors, Deputy Managing Director (Business Unit No. 2) of Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia;
6. MAZIKIN Valentine Petrovich — member of the Board of Directors, First Deputy Governor of Kemerovo region;
7. MIKHAILOV Sergey Nikolaevich — member of the Board of Directors, General Director, Chairman of the Management Board of Kuzbass Power and Electrification Open Joint-Stock Company;
8. PLATONOV Vladimir Yurievich — member of the Board of Directors, member of the Management Board of Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia;
9. RASHEVSKY Vladimir Valerievich — member of the Board of Directors, Chairman of the Management Board and General Director of Open Joint-Stock Company Siberian Coal Energy Company;
10. SOROKIN Igor Yurievich, member of the Board of Directors, Chief of the Project Centre of the TGCs of Open Joint-Stock Company Siberian Coal Energy Company
11. SHATSKY Pavel Olegovich — member of the Board of Directors, Deputy Director for Power Industry, Merges and Acquisitions of Open Joint-Stock Company Siberian Coal Energy Company.

The Management Board of OAO Kuzbassenergo consists of:

1. MIKHAILOV Sergey Nikolaevich — Chairman of the Management Board, General Director;
2. GREBENNIKOV Alexey Antonovich — member of the Management Board, Adviser to the General Director on General Issues;
3. GRETSINGER Yury Aleksandrovich — member of the Management Board, Deputy General Director, Production/Technical Director;
4. EROFEEV Alexander Kupriyanovich — member of the Management Board, Deputy General Director, Production Support;
5. LAVROV Alexander Mikhailovich — member of the Management Board, Deputy General Director, Economy and Finance;

6. SKOROKHODOV Dmitry Viktorovich — member of the Management Board, Deputy General Director, Corporate Governance;
7. SHEYBAK Yury Vladimirovich — member of the Management Board, Deputy General Director, Marketing and Sales; Market Operations Director.

The Internal Audit Commission of OAO Kuzbassenergo includes the following members:

1. AKHRIMENKO Dmitry Olegovich — member of the Internal Audit Commission, Chief Expert of the Corporate Governance and Shareholder Relations Department of the Corporate Center of Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia;
2. BUKVIN Mikhail Sergeevich — member of the Internal Audit Commission, Chief of Section of Economic Planning and Financial Control Department of Business Unit No.2 of Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia;
3. KLESHNINA Natalia Viktorovna — member of the Internal Audit Commission, Leading Expert of the Internal Audit Department of the Corporate Centre of Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia;
4. SMIRNOVA Elena Evgenevna — Chairman of the Internal Audit Commission, Chief of Department of Internal Audit Commissions of Business Unit No.2 of Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia;
5. SHVETSOVA Marina Vladimirovna — member of the Internal Audit Commission, Chief Specialist of the Power Assets Management Department of Open Joint-Stock Company Siberian Coal Energy Company.

2. Accounting Policy

2.1. Basis of Preparation

The accounting in the Company is maintained and financial statements are prepared in accordance with the requirements established by Federal Law No. 129-FZ dated 21.11.1996 *On Accounting* (as amended), the Chart of Accounts of Financial and Economic Activities of Organisations and the Instructions for its application approved by Order No. 94n of 31.10.2000 issued by the Ministry of Finance of Russia, the Accounting Regulations, the Russian Accounting Standard *Entity's Accounting* (RAS 4/99) approved by Order No. 43n of 06.07.1999 issued by the Ministry of Finance of the Russian Federation, Order No. 67n of 22.06.2003 issued by the Ministry of Finance of the Russian Federation *On Entities' Accounting Statement Forms* and other regulations of the Russian Federation regulating the procedure of accounting maintenance and accounting statements preparation as well as by Company's Order No. 732 of 29.12.2006 *On Accounting and Tax Policy of OAO Kuzbassenergo in 2007.*

2.2. Assets and Liabilities in Foreign Currencies

Economic operations in foreign currencies were accounted for using the official Ruble exchange rate effective at the date of transaction and the foreign exchange rate established in the agreement between the parties. Monetary assets and liabilities the value of which is expressed in foreign currency are represented in the accounting statements as amounts calculated using the official Ruble exchange rate effective on 31.12.2007, namely 24.54 Rubles/US Dollar (on 31.12.2006 the exchange rate was 26.33 Rubles/US Dollar).

Exchange rate differences occurred during the year in transactions with assets and liabilities and at their conversion as of 31.12.2007 are charged to financial result and recognized as extraordinary income and expenses.

2.3. Short-Term and Long-Term Assets and Liabilities

Financial investments, accounts receivable and accounts payable, including indebtedness under loans and credits and deferred costs are recognized in the Balance Sheet as short-term ones if their maturity does not ex-

ceed 12 months from the balance sheet date. All other assets and liabilities are recognized in the statements as long-term ones.

2.4. Permanent Assets

Assets are recognized as permanent assets provided all the conditions specified in paragraph 4 of Russian Accounting Standards PBU 6/01 "Accounting of permanent assets" are complied with.

Land lots, buildings, structures, transfer facilities, machinery, equipment, vehicles and other respective assets with a useful live of more than 12 months are recognized as permanent assets.

Real estate property, with respect to which capital investments have been completed, respective delivery and acceptance documents have been executed, documents have been submitted for state registration and which are actually in service are recognized as permanent assets.

Permanent assets are recognized at actual purchase (construction) costs.

In the financial statements permanent assets are recognized at current (reproduction) cost less depreciation accumulated during the whole operating time.

As of 1.01.2007, the Company made its permanent assets (motor transport) revaluated and their reproduction cost determined by an independent appraiser, ZAO ENPI Consult. The value of permanent assets was determined by the cost-based approach (aggregative parameters method and base-index method). Amounts of permanent asset items value increment and accumulated depreciation were recognized as appraisal capital increase.

Depreciation of fixed assets was calculated on a straight-line basis:

- for permanent assets entered into the books before 01.01.2002, according to standards approved by Regulation No. 1072 of 22.10.1990 issued by the Council of Ministers of the USSR;
- for fixed assets entered into the books after 01.01.2002, depreciation is calculated in accordance with Regulation No. 1 of 01.01.2002 *On Classification of Permanent Assets Included into Depreciation Groups* issued by the Government of the Russian Federation.

Useful lives by groups of permanent assets determined by the Company are as follows:

Permanent assets group	**Useful lives (years) of items entered into the books**	
	prior to 01.01.2002	**after 01.01.2002**
Buildings	100	35
Machinery and equipment	8-15	5-8
Vehicles	7-10	5-7
Computer equipment	10	5
Other	3-10	2-5

Depreciation is not charged with respect to permanent assets facilities consumer properties of which do not change with the course of time:

- land lots;
- natural resources.

Assets of a value not exceeding 10 000 roubles, with respect to which conditions of recognition of facilities as permanent assets are satisfied (paragraph 4 of PBU 6/01), are recognized in the accounting and in the financial statements as a part of inventories on account 10 *Materials* (paragraph 5 of PBU 6/01).

Movement of such facilities (reception, movement, retirement) is recorded on the basis of primary accounting documents intended for registration of respective inventory accounting operations.

Incomes and costs of retirement of permanent assets (sale, writing off in case of moral and wear and tear) are stated in the form of No.2 Profit and loss statement as a part of other income and expense.

The costs of retirement of permanent assets in case of a gratuitous transfer (the non-depreciated part) are recognized in the form of No.2, Profit and Loss Statement as a part of Other expense.

2.5. Financial Investments

Assets are recognized as financial investments provided all the conditions specified in paragraph 2 of Russian Accounting Standards PBU 19/02 "Accounting of financial investments" are complied with. Assets, which are not capable to bring an economic benefit to the company (interest-free loans; accounts receivable acquired through a cession agreement not stipulating reception of economic benefit, etc.), cannot be recognized as financial investments. Such assets are recorded on account 58 *Financial investments*, and recognized in section II of the Balance Sheet as other accounts receivable in line 235 or line 246 depending on the term of maturity.

An accounting unit of financial investments is determined as an homogeneous aggregation of investments of one kind (shares of one issuer, bills of one series, etc.).

Financial investments are accounted for at their actual acquisition cost.

Financial investments current market value of which is not determined, are reflected in the book-keeping and accounting statements as of the accounting date at their historical cost. At retirement of financial investments market value of which is not determined, their value is determined proceeding from the historical cost of each unit of financial investments.

Financial investments the current market value of which is determined are stated in the accounting statements as of the close of the reporting year at current market value by adjustment of their estimate on the previous reporting date. Such an adjustment is made each quarter. The difference between evaluation of financial investments at current market value and previous evaluation of such financial investments is recognized as financial results (as a part of other income and expense). At retirement of financial investments current market value of which is determined, their cost is determined proceeding from the last evaluation.

2.6. Inventories

Inventories are assessed at actual acquisition costs. The evaluation of inventories at their release to production and other retirement was carried out in 2007 as well as in 2006 at average production cost. In 2007 no provision for depreciation of inventories was allocated.

Special tooling, special clothes and other personal protection equipment, irrespective of their cost and term of useful life are referred to turn-over assets.

The cost of overalls, other personal protection equipment, and special tooling the expected life of which according to the consumption rates does not exceed 12 months is written off to the debit of production cost accounts at the moment of their transfer (release) to the Company employees.

If the expected life of overalls, other personal protection equipment, etc. exceeds 12 months, their cost is depreciated by a straight-line method, proceeding from their terms of useful life.

2.7. Loans and Credits

The indebtedness of the Company to the creditor is recognized in the accounting in the amount of funds actually received or in a value terms of other assets stipulated by the agreement, at the moment of actual transfer of funds or other assets. Expenses incurred in connection with obtaining loans and credits are recognized as current expenses, except for their part which is to be included in the historical cost of permanent assets and intangible assets (paragraphs 12, and 23 –31 of Russian Accounting Standards PBU 15/01), or in the actual cost price of the credited inventories, other valuables, works and services (paragraph 15 of PBU 15/01). The long-term accounts payable under credits and loans are not transferred into short-term accounts payable at the moment when according to the terms and conditions of the contract less than 365 days are left to maturity of the principal amount of the debt.

The indebtedness under received loans and credits is stated in the end of the accounting period with allowance for interest due according to the terms and conditions of the loan contract or credit agreement. Interest on long-term loans and credits payable within 12 months, are stated as a short-term debt in the line 620.

All current costs, including additional ones, incurred in obtaining and using loans and credits, are stated as a part of other expenses of the Company as they are charged (incurred), irrespective of the time of actual payment.

2.8. Deferred Expenses

Expenses incurred by the Company in the reporting year but relating to subsequent reporting periods are recognized as deferred expenses. The following expenses are recognized as deferred expenses in the Company:

- voluntary insurance payments;
- amounts of future payments for personnel leaves;
- expenses for acquisition of software under sale-and-purchase contracts;
- expenses for subscription publications;
- rent paid according to the agreement for subsequent periods.

The above expenses are subject to the subsequent writing off to the expense accounts according to following procedure:

- uniformly during the term of validity of rent payment and voluntary insurance payment agreements;
- uniformly during the term of use of the software product established by the licence agreement or the CEO order;
- uniformly during periodicals subscription period;
- once in the month for which the holiday pay was drawn.

2.9. Trade Accounts Receivable

Trade accounts receivable are determined on the basis of prices and rates set under contracts between the Company and buyers (consumers) taking into account all discounts (mark-ups) provided and VAT.

2.10. Provisions for Future Expenses

To provide for a uniform inclusion of expenses for all types of repairs of permanent production assets into

production costs, the Company made a provision for the current financial year for repair work to the amount of the annual quota of repair cost specified in the cost estimate with monthly inclusion into production costs of 1/12 of annual cost estimate to cost accounts.

At the end of the year correction of the repair provision is carried out:

- excessive reserved amounts for repair of fixed assets (according to the inventory taking results) are reversed;
- in case of deficiency of provision funds for repair additional charge to the debit of accounts of production cost accounting and to the credit of Account 96 *Provisions for Future Expenses*, subaccount *Provision for Repair of Fixed Production Assets (Including Leased Ones)* is made.

2.11. Estimated provisions

Based on results of inventory of accounts receivable in the 1st quarter of 2007 the Company created for the current fiscal year a provision for doubtful debts relating to settlement of accounts with buyers and customers. The amount of created provisions is charged to other expenses and is stated by a record in the credit side of account 63 *Provisions for doubtful debts* and debit side of account 91 *Other income and expense*.

In the course of 2007 the amount of allocated provisions was corrected:

- at repayment by the buyer of the amount due;
- for the amounts allocated to cover losses from writing off of bad debts.

In the end of 2006 the Company created a provision for depreciation of financial investments due to continuous essential depreciation of financial investments in a Company subsidiary. The amount of the created provision is charged to other expenses and is stated by a record in the credit side of account 59 *Provisions for depreciation of financial investments* and debit side of account 91 *Other income and expense*.

In case of creation of a provision for depreciation of financial investments the Company carries on a regular monitoring and check of cost of financial investments if any signs of depreciation are evident s of the accounting date of interim accounts.

At retirement (writing off) of financial investments (securities) for which the provision was created, the provision amount is reckoned towards other earnings (debit side of account 59 *Provisions for depreciation of financial investments*, and credit side of account 91 *Other income and expense*).

2.12. Revenue Recognition

Proceeds from sale of goods and provision of services recognized for accounting purposes upon shipment of goods to buyers and issuance of settlement documents to them is stated in the Profit and Loss Statement less value added tax, discounts granted to buyers and other similar compulsory payments.

Proceeds from sale of goods and provision of services were recognized for taxation purposes on accrual basis.

The following is recognized as the Company's income from ordinary activities:

- proceeds from sales of electric and heat energy;
- proceeds from sales of power;
- proceeds from sales of makeup and chemically treated water;
- proceeds from sales of other finished products of auxiliary production;
- proceeds from performed works (rendered services) of production nature for third parties (including transit);

- proceeds received for non-returned condensate;
- proceeds from sales of other goods, products, services of non-production nature (residential rent);
- income from property lease.

Profit from ordinary activities was determined as the difference between proceeds from sales of products at current prices and rates approved by the Federal Tariff Service and Regional Energy Commission exclusive of value added tax and its production costs.

The following is recognized as the Company's other income:

- income to amounts of interest due in accordance with contracts for use by a lending institution of funds being at the Company's account with such a lending institution is recognized as *Interest Receivable*;
- income from retirement of fixed and other assets (sale, write off in case of moral or physical depreciation);
- income from participation in authorized capital of other entities is recognized as *Income from Participation in Other Entities*;
- the following types of penalties and fines for violation of contract terms and conditions:

- for exceeding electricity capacity limit;
- for exceeding contracted electricity consumption;
- for underutilization of contracted electricity consumption;
- for unauthorized connection of electric installations;
- for exceeding maximum hourly heat energy loads established by a contract;
- for unauthorized water pumping;
- for delayed payments by the participants of the wholesale market;

- income from compensation for damages to the generating company received according to the Agreement for Power Transfer in the Power Trade Zone;
- assets obtained free of charge, including those received under a gift contract;
- profit of past years disclosed in the reporting year;
- amount of accounts payable and bailer indebtedness with expired limitation period;
- exchange rate differences and other income.

2.13. Expense Recognition

Costs are accounted for and the cost of delivered energy is calculated by individual power plants, heat networks and the power system as a whole. Full production cost of energy is formed by summing up the cost of generation by power plants, cost of transmission and distribution in heat networks, cost of purchased electric energy and expenses for executive staff maintenance, including expenses for management of a single technological process.

The full cost of electric energy, power and heat energy usefully supplied to consumers is considered as the object of calculation in the Company.

1 kWh, 1MW and 1 Gcal of electric energy, power and heat energy usefully supplied to consumers accordingly are considered as a calculation unit.

General running costs for executive staff maintenance are distributed between electric and heat energy *pro rata* to production costs of power plants. General running costs are distributed between electric and heat energy in proportion to their shop cost. The production cost of power is determined in the electric power system a whole by segregation of semi-fixed costs from the total amount of actual costs of production of electric energy and power. This principle is established according to the tariff regulating procedure taking into consideration at determination of the tariff for power semi-fixed costs of the generating company in a certain reasonable

amount.

Expenses connected with product sales recognized on Account 44 *Sale Expenses* in the reporting period are allocated in full to Account 90 *Sales*.

Costs of delivery of heat energy at power plants are accounted for separately from costs of energy generation. Calculation of transmission cost is made separately from generation of electric and heat energy, as for a separate activity.

2.14. Information by Segments

The principal activity of the Company is generation of electric and heat energy, the sales of which make 95% of proceeds from sale of products (goods, works, services) of the Company. The Company carries out other activities which are not significant and do not form reportable segments either together or separately. Therefore information is not disclosed by operating segments separately.

The Company carries out its activities in the territory of the Russian Federation and does not separate particular geographical segments, as sources and nature of risks are approximately the same on the whole territory of the Russian Federation.

2.15. Authorized, additional and Reserve Capital

Authorized capital is recognized to the amount of par value of ordinary shares and preferential shares purchased by shareholders. The amount of the authorized capital corresponds to the amount specified in the Company's Charter.

Additional capital was formed at the expense of appreciation of fixed assets as a result of revaluations made and acquisition of shares of subsidiaries in the course of reorganization of the Company, as well as a result of additional issue of shares (additional paid-in capital).

According to Federal Law No.208-FZ "On Joint-Stock Companies" dated 26.12.1995 the Company forms a reserve capital. Deductions to the reserve capital are made at the expense of the net profit according to the decision of the General Meeting of shareholders.

2.16. Changes in the Accounting Policy

The Company amended its accounting policy for 2007 as compared to 2006 due to major changes of the operating environment and, changes of the legislation of the Russian Federation. Besides, the accounting policy was supplemented with provisions concerning methods of accounting of economic operations recognition of which in the bookkeeping and the fiscal accounting is not regulated by statutory acts and arbitration practice with respect to which is either ambiguous, or is not available at all.

Due to substantial changes of the operating environment the following changes were made to the accounting policy:

1. The procedure of calculation of the production cost of power was determined . According to this procedure the production cost shall be determined for the electric power system as a whole by segregation of semi-fixed costs from the total amount of actual costs of production of electric energy and power).

2. The procedure of accounting of the electric energy (power) purchase and sale operations on the wholesale market (operation on the New Wholesale Power Market), according to which:

• electric energy and power are sold under Regulated Bilateral Contracts (RBC) at tariffs regulated by the state; power price is established equal to the tariff for the installed capacity approved by the Federal Tariff Service and adjusted for a reducing factor in case of failure to comply with the requirements specified in paragraph 42 of the Regulations of the Wholesale Market of Electric Energy (Power). The sale of electric energy and power under RBC is recognized on account 90 *Sale*;

• the costs of services for organisation of functioning of the trading system of the wholesale market of electric energy (power) are recognized on account 44 *Sale Expenses* and charged completely in the accounting period to account 90 *Sales* to the production cost of electric energy sold according to the tariff regulation procedure;

• electric power acquired for resale is accounted for on account 41 *Products*, subaccount 41.05 *Electric energy*;

• changes are made to the list of the Company incomes from ordinary kinds of activity and the list of other income in the form of penalties and fines for violation of contract terms and conditions with allowance for economic activity as a generating company.

3. Within other income (expense) a new item was defined — compensation for damages to the generating company received according to the Agreement for Power Transfer in the Power Trade Zone.

Due to changes of the Russian Federation legislation provisions relating to bookkeeping and fiscal accounting the following amendments were made to the accounting policy:

1. Differences that occur at repayment of liabilities expressed in a foreign currency but payable in roubles, due to coming into force of a new edition of Russian Accounting Standard PBU 3/2006 *Accounting of Assets and Liabilities Denominated in a Foreign Currency* are considered to be exchange differences. Exchange differences are subject to conversion as of:

• the date of their recognition in the books;
• the last date of each month during the period when they are in the books;
• the date of settlement of the liability.

and shall be reckoned towards the financial result (account 91) as other income or expense.

2. Term of writing off of research and development costs was changed from 2 years is in 2006 to 1 year in 2007 due to revision of article 262 of the Tax Code of the Russian Federation.

3. In case of offsetting of mutual claims, if securities are used in settlement of accounts, the amount of the value added tax should be paid by money transfer according to paragraph 4 of article 168 of the Tax Code of the Russian Federation.

The accounting policy has been supplemented with the following provisions:

1. Assets with a historical cost of up to 10,000 roubles, except for those referred to the groups:
• buildings;
• structures;
• working and power machines and equipment;
• means of transport,
are recognized as a part of inventories.

Assets included in the above groups, irrespective of their cost, are recognized in account 01 *Permanent assets*. The depreciation is charged according to the established procedure.

To comply with the due care requirements, as well as to minimize the differences in the financial reporting of the Company prepared according to the Russian Accounting Standards and IFRS, since January 01st, 2008 the accounting policy of OAO Kuzbassenergo will be amended for the purposes of accounting to stipulate the following kinds of provisions:

1. Provision for depreciation of tangible property.
The base for calculation of this provision shall be illiquid inventories to be sold and/or written off, as well as inventories with low turn-over.

2. A provision for doubtful debts (the base for calculation of this kind of a provision has been expanded).
The calculation of this provision, besides trade receivables, will also include accounts receivable under advances paid to suppliers and contractors with respect to acquired choses in possession, debt securities (bills), loans granted the other companies, received buyer bills, settlement of accounts with other debtors.
The economic sense of the provision for doubtful debts consists in recognition of the amount of potential loss which the Company may incur if payments on account of settlement of the doubtful debt are not received.

3. A provision for future payment of employees' leaves.

4. A provision for future expenses for payment of the annual year-end remuneration based on performance for the year.

The above provisions for future costs and payments shall be formed in the Company accounting with the purposes of uniform inclusion of future costs into production and sales costs (Paragraph 72 of the Regulations on Book-Keeping and Accounting in the Russian Federation approved by the order No.34n of 29.07.1998 of the Ministry of Finance of the Russian Federation).

Besides, since January 01st, 2008 the following changes were introduced in the accounting policy of the Company:
• the requirement of revaluation of permanent assets has been excluded;
• the following kinds of costs have been transferred from other expenses to administrative costs: payments to members of the Board of Directors, expenses for holding shareholder's meetings and meetings of the Board of Directors, payment for environmental contamination, for emissions above permitted standard and other kinds of costs conditioned by financial and economic activity of the Company.

2.17. Opening and comparative data

Comparative data in the financial statements for 2007 are generated by correction of closing accounting data for 2006 to bring them into conformity with changes in accounting forms for 2007.
The opening balance of 2007 reflects the results of revaluation of permanent assets. The balance sheet total changed by 11,919 thou. roubles.

Besides, in the opening balance additional lines of accounts receivable (line 241) and accounts payable (lines 621, 625) have been changed because of transfer of the indebtedness with respect to a subsidiary of Kuzbassenergoservis from line *Settlement of accounts with subsidiary* to lines *Settlement of accounts with other buyers and customers* and *Settlement of accounts with other suppliers and contractors*.

Changes to the Balance Sheet (form No.1)

Balance sheet line	Parameter	As of 31.12.2006	As of 01.01.2007	Changes
120	Permanent assets	15,342,286	15,354,205	+11,919

240	Accounts receivable	1,085,916	1,085,916	0
241	Accounts receivable, including accounts receivable from buyers and customers	330,451	340,750	+10,299
620	Accounts payable	1,323,207	1,323,207	0
621	Accounts payable, including accounts payable to suppliers and contractors	486,156	487,188	+1,032
625	Accounts payable, including accounts payable to other creditors	263,937	262,905	-1,032

No corrections were made to the Profit and Loss Statement (form No.2).

3. Disclosure of Significant Indicators of the Financial Statements

3.1. Permanent Assets (Balance sheet item 120)

Value of the Company's permanent assets by groups as of 31.12.2007

No.	Permanent asset group	Replacement value, thou. rub	Depreciation, thou. rub	Depreciated cost, thou. rub	% of total
1	Buildings, structures and transfer devices	24,369,228	12,755,927	11,613,301	61.3
2	Machinery, equipment, vehicles	25,506,748	18,646,829	6,859,919	36.2
3	Other	74,376,	36,643	37,733	0.2
4	Land	439,702	-	439,702	2.3
	TOTAL:	50,390,054	31,439,399	18,950,655	100

In 2007 the Company acquired permanent assets for an amount of 4,986,298 thou. roubles, including those that have been commissioned and are in the process of state registration for an amount of 1,314,909 thou. roubles (buildings and a heat supply pipeline of Barnaul branch for an amount of 550,886 thou. RUB, and a heat supply pipeline carried to the balance of the Company branch, Heat Networks Directorate to the amount of 764,023 thou. RUB).

The largest receipts of permanent assets were:

- purchase of used property from OAO Altaienergo for an amount of 3,082,916 thou. roubles;
- commissioning of the first turn of the heat supply pipeline from Kemerovskaya Combined Heat & Power Station to Rudnichny district of the city of Kemerovo for an amount of 764,023 thou. roubles in Heat Networks Directorate.

For the accounting period permanent assets for an amount of 319,005 thou. roubles (at historical cost) were retired; of them:

- facilities unfit for further operation for an amount of 262,298 thou. roubles were liquidated;
- facilities for an amount of 48,101 thou. roubles were sold;
- facilities for an amount of 1,984 thou. roubles (social sphere facilities, housing) were handed over to government bodies and other entities free of charge;
- shortage and other retirement for an amount of 6,622 thou. roubles.

In 2007 the Company leased 3 bulldozers under the leasing agreement No.37/06-L of 28.08.2006 concluded with OAO Industrial and Investment Company (the Lessor).

The Company keeps account of leased permanent assets on off-balance account 001 *Leased permanent assets* at a value specified in the agreement. Total value of the equipment is 45,222 thou. roubles, including, by branches:

- Tom-Usinskaya State District Power Station: 15,074 thou. roubles;
- Kemerovo branch: 30,148 thou. roubles.

As of the accounting date the Company concluded 100 contracts of lease of land lots with Property Management Committees of cities and districts of Kemerovo region and Altai territory with a total area of 2,082.4 hectares. The contracts are concluded for a term of less than 12 months (except for 4 long-term contracts) under condition of a privilege to renew the lease upon expiry of the term of validity of the contract. Rent payments in 2007 amounted to 453,663 thou. roubles (in 2006 — 425,111 thou. roubles).

3.2. Construction in Progress (Balance Sheet item 130)

The company continues to carry out works at capital construction and modernization objects. As of the beginning of 2007 expenses for construction in progress amounted to 782,026 thou. roubles. As of the end of 2007 expenses for construction in progress amounted to 898,971 thou. roubles.

Details of significant objects of construction in progress:

- coal intake facility with 2 car dumps at Tom-Usinskaya State District Power Station to the amount of 141,274 thou. roubles;
- rehabilitation of the fuel-handling facility of the 9th turn of expansion of Kemerovskaya State District Power Station to the amount of 48,420 thou. roubles;
- starting complex of the turbine unit (station No.15) of Novo-Kemerovskaya Combined Heat & Power Station to the amount of 249,944 thou. roubles;
- rehabilitation of the turbine unit (station No.8) stage including turbine replacement by type PTR-80-130/13 at Novo-Kemerovskaya Combined Heat & Power Station to the amount of 25,798 thou. roubles;
- turbine unit (station No.9) replacement at Kemerovskaya State District Power Station to the amount of 29,800 thou. roubles;
- heat supply pipeline from Kemerovskaya Combined Heat & Power Station to Rudnichny district of the city of Kemerovo to the amount of 9,776 thou. roubles.

In 2007 pursuant to the order No.431 of 21.05.2007 of the General Director "On liquidation of facilities the construction of which was abandoned" the cooling pond of the West-Siberian Combined Heat & Power Station with a total cost of 124,835 thou. roubles was dismantled and written off.

The Company resolved to sell a part of assets of facilities of the 1st turn of Petrovskaya Combined Heat & Power Station. Therefore an agreement with OAO Promstroy-ZhSK No.133-53 of 05.12.2006 was concluded for sale of a part of installations with a total book value of 14,687 thou. roubles. The remained facilities of construction in progress of the 1st turn of Petrovskaya Combined Heat & Power Station and the pioneer camp with a total cost of19,275 thou. roubles, by virtue of the order of the General Director No.394 of 20.04.2007 "On liquidation of facilities the construction of which was abandoned", in 2007 were dismantled and written off.

In compliance with order of the General Director No.244 of 16.03.2007 the resolution on liquidation of the coal intake facility with 2 car dumps at Tom-Usinskaya State District Power Station was cancelled due to consideration of possibility of construction of a coal-burning 660-MW power generating unit according to the Order of RAO UES of Russia No.713 of 16.10.2006. The issue on determination of technical feasibility of use of structures of this installation at construction of the coal-burning power generating unit of Tom-Usinskaya

SDPS is being considered within the framework of investment substantiation. The investment substantiation was assigned to Novosibirsk branch of Siberian Power Research and Development Centre (ENTTS) which suggested only one design of the fuel supply scheme with preservation of the design scheme of the coal warehouse and all galleries for connection with existing structures of the construction in progress. With such a design expenses for construction of the fuel supply system with the use of facilities of construction in progress exceed expenses for construction with a new unloading system by 2.5 million roubles, which, in its turn, assumes writing off of expenses for construction in progress to the amount of 588 million roubles.

According to the preliminary study of the fuel supply scheme in case of the station expansion an alternative solution is possible: conservation of gallery No.24 and the loading bins warehouse which will allow to reduce the length of conveyors by 363 m and the number of reloading nodes by 3.

The economy in case of this alternative with the use of installations of the construction in progress will amount to approximately 78 million RUB including expenses for rehabilitation and repair of existing installations, and the cost of construction in progress to be written off will be approximately 12 million roubles.

To take a final decision, it is necessary:

1. At development of the project documentation on expansion of Tom-Usinskaya SDPS the requirements specification shall contain an instruction to the project organisation to elaborate in details all alternatives with a maximum use of the existing installations of construction in progress;
2. To carry on a technical diagnostic study of the existing structures, and to determine their suitability, since they were constructed 10-15 years ago.
3. To develop a rehabilitation project and to determine expenses for restoration of the existing structures. Facilities to be commissioned in 2008 shall be the starting complex of the turbine unit (station No.15) of Novo-Kemerovskaya Combined Heat & Power Station and heat supply pipeline from Kemerovskaya Combined Heat & Power Station to Rudnichny district of the city of Kemerovo.

3.3. Long-Term Financial Investments (Balance Sheet item 140)

Long-term financial investments of the Company as of the end of the accounting year amount to 2,207,298 thou. roubles (disregarding the provision for depreciation of financial investments in the Company subsidiary, OAO Kuzbassenergoservis, amounting to 2,298 thou. roubles created pursuant to the Company order No.69 of 02.02.2007).

Long-term financial investments include:

1. Investments into subsidiaries (ref. section 3.10) to the amount of 355,732 thou. roubles.

2. Investments into other entities: OOO "Fuel and Energy Complex and Resources of Kuzbass" Magazine (6.67 %) to the amount of 50 thou. roubles.

3. Other investments amounting to 1,851,516 thou. roubles, including:
• promissory note of OAO Novokuznetsk Aluminium Plant in the amount of 1,516 thou. roubles (the drawn-on date is upon presentation, but not earlier than on 06.03.2021) received on 07.02.2003 in settlement of accounts for the electric energy sold;
• **deposit** account with MDM-BANK OAO to the amount of 500,000 thou. roubles;

• **deposit account with** the Savings Bank (Sberbank) of the Russian Federation to the amount of 1,350,000 **thou. roubles.**

In 2007 long-term financial investments decreased by 392,155 thou. roubles. The amount of item *Long-term financial investments* decreased by 2,299,017 thou. roubles.

Within the framework of reforming of OAO Kuzbassenergo, according to the decision of the Board of Directors of OAO Kuzbassenergo (minutes No.12/12 of 28.12.2006) the Company concluded contracts of sale-and-purchase of blocks of shares of the following subsidiaries:

• OAO West-Siberian Combined Heat & Power Station to the amount of 1,435,325 thou. RUB (sale-and-purchase contract No. 153/07 of 15.03.07, notice No.17 of 30.03.2007 of OAO of a registry holder West-Siberian Combined Heat & Power Station about writing off of shares from OAO Kuzbassenergo account);
• OAO South Kuzbass State District Power Station in the amount of 863,692 thou. RUB (the contract of purchase No.154/07 of 29.03.07, the advice No.18 of 12.04.2007 of the registry holder of OAO South Kuzbass State District Power Station about writing off of shares from OAO Kuzbassenergo account);

2. The amount of item *Long-term financial investments* increased by 1,906,862 thou. roubles.

Within the framework of reforming of OAO Kuzbassenergo, in compliance with the resolutions of the Extraordinary General Meeting of shareholders of 25.12.2006 and the Board of Directors of OAO Kuzbassenergo (minutes No.10/12 of 28.11.2006), the Company purchased a block of shares of OAO Barnaulteplosetremont. Financial investments in the shares of this company are recognized in the balance sheet in an amount of 56,862 thou. RUB (contract of sale-and-purchase of shares No.1975 of 05.03.2007);

The Company placed funds for a total amount of 1,850,000 thou. roubles on deposit accounts with the following banks:

• OAO Savings Bank of the Russian Federation, Kemerovo branch No.8615, to the amount of 1,350,000 thou. roubles, for a term of 370 days at 8.4 % per annum (agreement No.81010325 of 27.12.2007);
• OAO MDM-Bank, Moscow, Kemerovo branch, to the amount of 500,000 thou. roubles, for a term of 370 days at 10 % per annum (deposit agreement No.13. F06.05/23/07.3650 of 27.12.2007). All financial investments are evaluated at their book value.

Financial investments and their efficiency based on results of 2007 (without subsidiaries)

Company name	Kind of invest-ment	Share in the author ized capital	Amount of investment, thou. RUB, 01.01.2007	Amount of investment, thou. RUB, 31.12.2007	Income, thou. RUB (dividend for 2006)
Line 141					
OAO Kuzbasskaya Energoremontnaya Kompaniya	Shares	100	29,972	29,972	981.9
OAO IATS Kuzbasstekhenergo	Shares	100	17,312	17,312	546.0
OAO Kuzbassenergoservis*	Shares	100	2,298	2,298	0
ZAO ATP Kuzbassenergo	Shares	100	103,834	103,834	340.3
ZAO MSCH Health Centre "Energetik"	Shares	100	126,074	126,074	591.5
OAO Prokopievskenergo	Shares	60	19,380	19,380	546.0
OAO Barnaulteplosetremont	Shares	100	0	56,862	657.4
OAO West-Siberian Combined Heat & Power Station	Shares	50.0	1,435,325	0	0
OAO South Kuzbass State District Power	Shares	50.0	863,692	0	0

Station					
Total:			**2,597,887**	**355,732**	**3,663.1**
Line 143					
OOO "Fuel and Energy Complex and Resources of Kuzbass" Magazine	Share in the authorized capital	6.67	50	50	0
Total:			50	50	0
Line 145					
Bills with a maturity exceeding 1 year	Bill		1,516	1,516	0
OAO MDM-Bank	Deposit		0	500,000	0
OAO AK Savings Bank of the Russian Federation	Deposit		0	1,350,000	0
Total:			**1516**	**1,851,516**	**0**
Grand total:			**2,599,453**	**2,207,298**	**3,663.1**

** For reference: In December, 2006 according to order No.69 of 02.02.2007 the Company created a provision for depreciation of financial investments into its subsidiary, OAO Kuzbassenergoservis, to the amount of 2,298 thou. roubles.*

3.4. Short-Term Financial Investments (Balance Sheet line 250)

Description	As of 01.01.2007	As of 31.12.2007
Bank bills	50,112	—
Bank deposit	—	3,570,000
Short-term financial investments, total	50,112	3,570,000

3.5. Long-Term and Short-Term Accounts Receivable (items 230 and 240 of the Balance Sheet)

Analysis of accounts receivable, thou. roubles

Sl. No.	Parameters	As of the beginning of the period 01.01.2007	As of the end of the period 31.12.2007	Changes, increase (decrease)
1	Long-term accounts receivable (line 230)	111,428	176,975	65,547
	Including:			
1.1.	Subscriber's indebtedness (energy)	20,729	0	(20,729)
1.2.	Indebtedness of subsidiaries	0	3,093	3,093
1.3	Advance payments made	778	713	(65)
1.4.	Other	89,921	173,169	83,248
2	Short-term accounts receivable (line 240)	1,085,916	2,798,760	1,712,844
	Including:			
2.1.	Subscriber's indebtedness (energy)	319,082	640,221	321,139
	Including line 243:	375	681	306
2.2.	Indebtedness of subsidiaries (without energy)	7,964	17,670	9,706
2.3.	Advance payments made	252,116	1,699,438	1,447,322
2.4.	Settlement of accounts with budgets and off-budget funds	254,155	245,04	(9,113)
2.5.	Other	252,599	196,389	(56,210)

3.	Accounts receivable, total	1,197,344	2,975,735	1,778,391
	Including:			
3.1.	Subscriber's indebtedness (energy)	339,811	640,221	300,410
	Same in % to line 3	28.4,%	21.5,%	(6.9,%)
3.2.	Indebtedness of subsidiaries (without energy)	7,964	20,763	12,799
	Same in % to line 3	0.7,%	0.7,%	0.0,%
3.3.	Advance payments made	252,894	1,700,151	1,447,257
	Same in % to line 3	21.1,%	57.1,%	36.0,%
3.4.	Settlement of accounts with budgets and off-budget funds	254,155	245,042	(9,113)
	Same in % to line 3	21.2,%	8.2,%	(13.0,%)
3.5.	Other	342,520	369,558	27,038
	Same in % to line 3	28.6,%	12.4,%	(16.2,%)

During the accounting period the accounts receivable by the Company increased by 1,778,391 thou. roubles (or 2.5 times). The long-term accounts receivable increased by 65,547 thou. roubles (or by 58.8 %).

The change was caused by:
- granting loans and credits to the Company employees within the framework of the Program of corporate assistance and corporate support of employees of OAO Kuzbassenergo in improvement of their living conditions approved by the Board of Directors (135 million roubles);
- transfer of the long-term accounts receivable into short-term accounts receivable and payment by KO AO Azot of the moratorium indebtedness for heat (20,729 thou. roubles).

Accounts receivable with a maturity of less than one year in 2007 increased by 1,712,844 thou. roubles (or 2.6 times).

The main growth of the short-term accounts receivable was recorded under the following items:

1. Advance payments made — by **1,447,322** thou. roubles, of them:

• to fuel suppliers — 1,063,843 thou. roubles, including advance payments under agreement with OAO SUEK (coal) — 966,535 thou. roubles;
• to suppliers and contractors — within the framework of implementation of investment programs of the Company according to the terms and conditions of concluded agreements — 402,504 thou. roubles.

2. Subscriber's indebtedness — by **321,139** thou. roubles including 292,566 thou. roubles of growth of indebtedness of heat energy consumers of Barnaul branch which is explained by the increase from 01.01.2007 of the number of customers on the basis of acquired generating and heat network assets of OAO Altaienergo.

As of the end of the accounting year the indebtedness of energy consumers amounted to 640,221 thou. roubles, which is by 300,410 thou. roubles (or by 88.4 %) more than in the beginning of the year. In 2007 56 331 thou. roubles of unrecoverable accounts receivable were written off including 6,979 thou. roubles at the expense of provision for doubtful debts.

The overdue accounts receivable decreased by 81,823 thou. roubles (or by 70 %) and as of 31.12.2007 amounted to 191,507 thou. roubles (6.4 % of the total amount of accounts receivable). As of 31.12.2007, no provision for doubtful debts was created. Provision for doubtful debts shall be created on January 01st, 2008 on according to the amended accounting policy of the Company.

3.6. Credits and Loans (items 510 and 610 of the Balance Sheet)

As of 31.12.2007 the Company has no indebtedness under credits and loans.

In compliance with the decision of the Board of Directors of 26.12.2007 (Minutes No.21/13, paragraph 17), temporary free investment funds to the amount of 2,080 million roubles gained from the additional issue of shares in OAO Kuzbassenergo, as well as own means obtained due to decrease of the settlement account balance, amounting to 120 million roubles, were appropriated for repayment of current credits of the Company.

As of 01.01.2007 the principal amount of the debt under credits and loans was 1,254,000 thou. roubles. During the accounting period the Company borrowed 6,907,900 thou. roubles, paid credit liabilities to the amount of 8,161,900 thou. roubles. 10,000 thou. roubles of accounts payable were written off due to expiry of the limitation period.

As of 01.01.2007 arrears of interest under credit agreements amounted to 2,771 thou. roubles. As of the end of 2007 there were no arrears of interest under credit agreements. During the accounting period 128 781 thou. roubles were accrued as interest, 131,552 thou. roubles of interest were paid. The accrued interest payable, and interest on credits are recognized as a part of other expenses in the amount of 97,327 thou. roubles, 2,446 thou. roubles of interest were included in cost of inventories, and 29,008 thou. roubles were capitalised.

In 2007 borrowed funds were raised by the Company as a source of replenishment of current assets at a rate lower than the refinance rate established by the Central Bank of the Russian Federation (since 19.06.2007 — 10 %). The average rate of interest on credits in 2007 was 9.48 % per annum.

Credit facilities obtained by the Company in 2007 were used for:

- purchasing assets of OAO Altaienergo,
- implementation of investment projects,
- purchase of fuel,
- settlement of accounts with the budget,
- capital construction,
- repair of power generating equipment.

According to the Order of the Government of the Russian Federation No.481 of 23.06.2001, the Company received in 2007 a subsidy of 13,393 thou. roubles from the federal budget as a reimbursement of a part of expenses for payment of interest on credits used to purchase fuel and to repair power-generating equipment.

3.7. Other Long-Term Liabilities (Balance Sheet item 520)

Other long-term liabilities include Company's liabilities with a maturity exceeding 12 months after the accounting date.

Analysis of long-term accounts payable

Sl. No.	Parameters	As of the beginning of the period, on 01.01.2007, thou. RUB	As of the end of the period, on 31.12.2007, thou. RUB	Changes, increase (decrease)
1.	Long-term accounts payable (line 520)	902,953	0	(902,953)
	Including accounts payable:			

1.1.	- to suppliers and contractors	883,347,	0	(883,347,
1.2.	- to the budget	11,665	0	(11,665)
	in particular, to			
	- the federal budget	2,322	0	(2,322)
	- the regional budget	9,342	0	(9,342)
	- the local budget	1	0	(1)
1.3.	- to off-budget funds	7,941	0	(7,941)
	in particular, with respect to			
	- fines, and penalties payable to off-budget funds	7,941	0	(7,941)

The long-term accounts payable of the Company for 2007 were eliminated due to:

• repayment of the debt to OAO RAO UES of Russia to the amount of 1,070,372 thou. roubles according to the amicable agreement with OAO RAO UES of Russia amount including 860,372 thou. roubles of the long-term indebtedness;

• writing off of re-structured debt to budgets and off-budget funds to the amount of 19,383 thou. roubles according to the resolutions of the Federal Tax Service of Russia "On amortization of debt under fines and penalties" No.19-07 of 20.12.2007 and No.11-07 of 26.12.2007;

• transfer to the short-term accounts payable to suppliers and contractors, budgets and off-budget funds.

3.8. Short-Term Accounts Payable (Balance Sheet item 620)

As compared to the beginning of the year short-term accounts payable increased by 369,378 thou. roubles or by 27.9 % (from 1,323,207 thou. roubles to 1,692,585 thou. roubles).

Analysis of short-term accounts payable

Sl. No.	Parameters	As of the beginning of the period, on 01.01.2007, thou. RUB	As of the end of the period, on 31.12.2007, thou. RUB	Changes, increase (decrease)
1.	Short-term accounts payable (line 620)	1,323,207	1,692,585	369,378
	Including accounts payable to:			
1.1.	- suppliers and contractors	487,188	926,134	438,946
	of them:			
	- to electric power suppliers	23,435	58,828	35,393
	- to fuel suppliers	117,223	526,666	409,443
	- for works, services, inventory holdings	29,205	64,967	35,762
	- licence fee to RAO UES of Russia	210,000	0	(210,000)
	- to other suppliers and contractors, total	107,325	275,673	168,348
1.2.	- to the budget	529,767	353,077	(176,690)
	in particular, to			
	- the federal budget	352,535	150,141	(202,394)
	- the regional budget	107,624	137,704	30,080
	- the local budget	69,608	65,232	(4,376)
1.3.	- to off-budget funds	17,946	20,059	2,113
	in particular:			

	- to the Pension Fund	13,033	16,442	3,409
	- to the Compulsory Medical Insurance Fund	2,043	3,157	1,114
	- to the Social Insurance Fund	150	206	56
	- with respect to fines, and penalties payable to off-budget funds	2,720	254	(2,466)
1.4.	Bills payable	73,089	6,181	(66,908)
1.5.	Indebtedness to subsidiary and dependent companies	15,287	41,925	26,638
1.6.	Wage arrears	25,401	93,243	67,842
1.7.	VAT on supplied products	56,495	42,568	(13,927)
1.8.	Advance payments received, total	104,874	194,614	89,740
	Including:			
	- from consumers of electric and heat energy	92,863	134,427	41,564
	Other advance payments	12,011	60,187	48,176
1.9.	Other	13,160	14,784	1,624

As the analysis demonstrated, the main growth of short-term accounts payable by the Company for the accounting period occurred under the following items:

1. To suppliers and contractors — by 438,946 thou. roubles, including: to fuel suppliers — by 409,443 thou. roubles;

2. Advance payments received — by 89,740 thou. roubles, including:

• from consumers of electric and heat energy — 41,564 thou. roubles;
• under the heat supply pipeline sale-and-purchase agreement (Heat Networks Directorate branch) — 48,176 thou. roubles.

The overdue accounts payable in 2007 decreased by 8,336 thou. roubles (or 2.06 times) from 16,186 thou. roubles to 7,850 thou. roubles.

Due to expiry of the limitation period or liquidation of the counterpart the Company wrote off accounts payable which were not demanded for an amount of 10,355 thou. roubles.

3.9. Capital and Reserves (items 410, 420 and 430 of the Balance Sheet)

As of 31.12.2007 the authorized capital of OAO Kuzbassenergo was 706,163,800 (seven hundred and six million one hundred sixty three thousand eight hundred) roubles with a face value of 1 (one) rouble and consisted of 706,163,800 ordinary shares.

From the total number of ordinary shares 13.331 million shares belong to natural persons, 1.333 million of them are owned by employees of OAO Kuzbassenergo (in 2006 — 4.4 million shares), 692.833 million shares belong to legal entities (in 2006 — 591.3 million shares). Company management does not hold any shares: neither do Company subsidiaries. The are no unpaid shares.

The decision to increase the authorised capital of the Company was approved by the extraordinary General Meeting of shareholders (minutes No.18 of 07.09.2007) and the Board of Directors of the Company on 04.10.2007 (minutes No.12/13 of 08.10.2007).

The authorized capital was increased by 100 million RUB upon placement of 100 million additional ordinary

registered uncertificated shares with a face value of 1 (one) rouble each through public subscription. The additional share issue was placed in full. The sale price of one share was 75 roubles.

The amount of difference between the selling and the face value of the shares received as a result of issue of additional shares constituted the share premium of the Company which is recognized as a part of the Company's capital surplus.

As of 31.12.2007 the capital surplus amounted to 22,810,459 thou. and was made up of amounts received as a result of the additional issue of shares (in the amount of 7,409,498 thou. roubles), acquisition of shares in subsidiaries in the course of the Company reforming (in the amount of 2,299,016 thou. roubles) and revaluations of permanent assets (in the amount of the 13,101,945 thou. roubles).

The capital surplus increased in 2007 due to:

- appreciation of property from revaluation by 11,919 thou. roubles;
- share premium as a result of the additional share issue by 7,409,498 thou. RUB

According to the decision of the annual shareholder's meeting (minutes No.17 of 06.06.2007) the undistributed profit for 2006 in the amount of 109,439 thou. roubles was allocated to investments.
The size of the reserve capital of the Company as of 31.12.2007 was 30,308 thou. roubles.

3.10. Major Subsidiary and Dependent Companies

***The Company holds ordinary shares** in its subsidiaries. The Company does not have dependent companies.*

Subsidiaries of OAO Kuzbassenergo as of 31.12.2007

Sl. No.	Subsidiary name (short name)	Registration date / date of acquisition of shares	Authorised capital, RUB	Share in the authorised capital	Accounting value of shares/ share in the authorised capital, RUB	Balance-sheet value of shares/ share in the authorised capital, RUB	Line of activity	Place of business
1	Closed Joint-Stock **Company** Kuzbassenergo Motor **Transport** Company (ZAO ATP **Kuz**-bassenergo)	**Contracts of sale-and-purchase of shares No. 12/53 of 29.06.04, No. ZSHZ of 01.10.04**	**164,044,000**	**100 %**	**103,833,792.37**	**103,833,792.37**	**Motor transport services**	**650021, Russia, city of Kemerovo, Stantsionnaya street, 4**
2	Closed Joint-Stock Company Health Service "Health Centre "Energetik", (ZAO MSCH Health Centre "Energetik")	**Contracts of sale-and-purchase of shares** No.11/53 of 29.06.04, No.30/53 of 30.09.04	**128,323,000**	**100 %**	**126,074,274.92**	**126,074,274.92**	Medical services	650099, Russia, city of Kemerovo, Kuzbasskaya street, 37
3	Open Joint-Stock Company Prokopievskenergo (OAO Prokopievskenergo)	Contract of sale-and-purchase of shares No.09/03 of 05.09.2000	32,300,000	60 %	19,380,000.00	19,380,000.00	Transfer of electrical power	653000, Russia, Kemerovo region, city of Prokopievsk, Energeticheskaya street, 14
4	Open Joint-Stock Company Kuzbasstekhenergo Engineering and Analytical Centre (OAO IATS Kuzbasstekhenergo)	Order No.71 of 09.02.04 on establishment of the subsidiary	17,852,000	100 %	17,312,321.33	17,312,321.33	Engineering and design works	650021, Russia, city of Kemerovo, Stantsionnaya street, 4
5	Open Joint-Stock Company Kuzbasskaya Energoremontnaya Kompaniya (OAO KERK)	Order No.82 of 12.02.04 on establishment of the subsidiary	29,190,000	100 %	29,972,117.54	29,972,117.54	Repair of power facilities	650000, Russia, city of Kemerovo, Karbolitovskaya street, 10
6	Open Joint-Stock Company Barnaulteplosetremont (OAO BTSR)	Contract of sale-and-purchase of shares No.1975 of 01.03.07	69,230,000	100 %	56,861,911.80	56,861,911.80	Repair of heat transfer lines, hydraulic ash disposal lines, buildings and structures	656037, Altai territory, city of Barnaul, Brilliantovaya street, 2.
7	Open Joint-Stock Company Kuzbassenergoservis (OAO Kuzbassenergoservis) (bankruptcy)	Contracts of sale-and-purchase of shares No.04/53 of 29.04.04, No.05/53 of 29.04.04	500,000	100 %	2,298,000.00	2,298,000.00	Repair, erection and adjustment works	650000, Russia, city of Kemerovo, Karbolitovskaya street, 10
	TOTAL:				355,732,417.96	355,732,417.96		

3.11. Income and expense on ordinary kinds of activity (lines 010, 020 of the Profit and Loss Statement)

Analysis of sales profit (loss)

Parameter	Income, thou. roubles		Expense, thou. roubles		Financial result: profit (loss), thou. roubles	
	2007	2006	2007	2006	2007	2006
Sale of products, works, services — total	18,719,583	17,604,706	18,074,388	16,129,411	645,195	1,475,295
Including						
Electric power	12,328,956	12,987,864	11,980,542	11,831,588	348,414	1,156,276
Heat power	6,014,255	4,022,852	5,742,780	3,835,669	271,475	187,183
Transfer of electric and heat energy*	107,652	42,663	142,529	27,053	(34,877)	15,610
Products, works, services of industrial character	264,032	546,428	203,991	430,331	60,041	116,097
Products, works, services of nonindustrial character	4,688	4,899	4,546	4,770	142	129
Commercial costs			13,912	12,125	(13,912)	(12,125)
Sales profit (loss)	x	x	x	x	631,283	1,463,170

** For reference: electric power transfer was carried out only in 2006*

In 2007 the Company was selling electric energy and power on Wholesale Power Market according to the "Regulations of the Wholesale Market of Electric Energy (Power)" (Order of the Government of the Russian Federation No.643 of 24.11.2003 in the wording of the Order of the Government of the Russian Federation No.529 of 31.08.2006) stipulating several mechanisms of trade:

Regulated Bilateral Contracts (RBC) Market

The contracts regulate purchase and sale of 2 products: electric energy and power. Prices for electric energy and power are established at the level of tariffs for 2007 approved by the order of the Federal Tariff Service of Russia. Volumes of electric power and installed capacity in the RBC sector are established on the basis of the budgeted balance sheet for 2007 approved by the Federal Tariff Service of Russia.

Starting from 2007, the Government planned yearly decrease of the RBC volumes from the forecasted balance of electric power. In the first half of the year liberalisation level was 5 %, in second one — 10 %.

Final settlement of accounts for electric energy sold on RBC is made according to monthly delivery schedules.

Final settlement of accounts for the power sold on RBC is made according to monthly contractual volumes of power at prices established by the Federal Tariff Service of Russia for power, effective as of the settlement period, corrected by a reduction factor of cost of power due to the failure to meet in full obligations on maintenance of readiness of generating equipment to generation of electric energy in the price zone.

In 2007 proceeds from sales on the RBC amounted to 11,387,808 thou. RUB, including:
- proceeds from electric power sale: 6,568,052 thou. RUB
- proceeds from power sale: 4,819,756 thou. RUB.

"Day-ahead" market (DAM)

Contracts ensuring sale (purchase) of electric energy based on results of competitive selection of price quotations for the day ahead with determination of the hour equilibrium reference prices and scopes of delivery (purchasing).
In 2007 actual proceeds on the "day-ahead" market were 800,859 thou. RUB, and purchasing costs — 409,753 thou. RUB

Balancing Market (BM)

Contracts ensuring sale (purchase) of electric energy based on results of competitive selection of bids for system balancing.

In 2007 actual proceeds on the balancing market amounted to 105,007 thou. RUB, and purchasing costs — to 309,782 thou. RUB

Contracts for sale and purchase of power. Power is purchased (sold) on the Wholesale Power Market on the basis of regulated contracts of purchase of electric energy and power (see above), and on the basis of power sale commission contracts and sale-and-purchase contracts which determine obligations on volumes of sale of excess power and purchase of missing power.

In 2007 actual proceeds under commission contracts for sale amounted to 22,790 thou. RUB; purchasing costs — 8,732 thou. RUB.

Power Transfer Agreement with the wholesale market participants — Suppliers of electric energy and power. According to this Agreement the Supplier who failed to meet its obligations on maintenance of readiness of its generating equipment for generation of electric energy shall reimburse to Suppliers who ensured maintenance of readiness of the generating equipment in the respective zone for damages incurred.

In 2007 the amount of other incomes under the Agreement was 1,718 thou. RUB, the amount of other expenses - 62,056 thou. RUB.

In 2008 the liberalisation of the Wholesale Power Market will continue, the share of Regulated Bilateral Contracts will decrease by 15 % in the first half of the year and by 25 % in the second one. Thus, the sphere of action of competitive markets is being extended, which entails decrease in stability of proceeds and cash flows since price uncertainty due to high daily and seasonal volatility of prices increases.

To stabilise and to increase proceeds, the Company stipulates development of the optimal strategy on the Wholesale Power Market: hedging of price risks through formation of packages of free bilateral contracts (forward contracts), and as the market develops — participation in exchange trading in term contracts (futures and options).

3.12. Other income (line 090 of the Profit and Loss Statement)

Parameter	Income, thou. roubles		Changes: increase (decrease), thou. roubles
	2007	2006	
From sale of permanent assets, apartments	23,213	18,803	4,410
From sale of securities	6,980,554	911,796	6,068,758
From sale of other assets	167,405	14,846	152,559
Profit of past years	(108)	14,079	(14,187)

Acknowledged fines, default interest and penalties or fines, default interest and penalties with respect to which a court (arbitration court) collection judgment has been received	3,171	4,524	(1,353)
Restoration of provision for doubtful debts	0	253,432	(253,432)
Property which turned to be in excess according to the results of inventory taking	30,503	10,530	19,973
Restoration of provision for depreciation of securities due to their retirement	0	118,619	(118,619)
From sale of inventories	48,531	97,173	(48,642)
Exchange differences	20,368	34	20,334
Accounts payable older than three years	10,355	554	9,801
Other income	44,447	62,173	(17,726)
Total other income	7,328,439	1,506,563	5,821,876

The main cause of growth of other income in 2007 by 5,821,876 thou. roubles (5 times) as compared to 2006 is the sale of blocks of shares of the Company subsidiaries: OAO South Kuzbass State District Power Station for 3,695,901 thou. RUB and OAO West-Siberian Combined Heat & Power Station on 3,187,045 thou. RUB.

In the item *Sale of other assets* of line 090 of the Profit and Loss Statement (form No.2) recognized are incomes from assignment of choses in possession in the amount of 134,326 thou. roubles, and from sale of objects of the work in progress in the amount of 33,079 thou. roubles.

3.13. Other expenses (line 100 of the Profit and Loss Statement)

Parameter	Expense, thou. roubles		Changes: increase (decrease), thou. roubles
	2007	2006	
From sale of permanent assets, apartments	29,617	22,278	7,339
From sale of securities	2,565,535	935,160	1,630,375
From sale of other assets	164,965	14,691	150,274
Bank services	60,156	14,450	45,706
Provision for doubtful debts	6,979	0	6,979
Provision for depreciation of financial investments	0	2,298	(2,298)
Provision for other contingent liabilities	115,468	0	115,468
Writing off of assets	157,779	191,185	(33,406)
Exchange differences	13	143	(130)
Loss of past years	551	17,624	(17,073)
Acknowledged fines, default interest and penalties or fines, default interest and penalties with respect to which a court (arbitration court) collection judgment has been received	66,882	3,546	63,336
Material, sponsor's and charitable assistance, including:	203,229	246,168	(42,939)
- lump sum premiums	79,446	57,325	22,121
- material aid to employees	23,371	19,603	3,768
- material aid to pensioners	6,679	7,997	(1,318)
- reimbursement of cost of sanatorium vouchers and	0	12,558	(12,558)

children's camp vouchers			
- health care of pensioners	13,492	13,639	(147)
- charitable help	33,441	25,746	7,695
- maintenance of hockey club *Energy*	0	34,630	(34,630)
- sponsorship	6,165	50,185	(44,020)
- other payments to employees	38 853	22 133	16 720
- other payments to pensioners	1,782	2,352	(570)
Energy saving fund	45,876	112,814	(66,938)
From sale of inventories	45,573	89,448	(43,875)
VAT not accepted for deduction	6,850	10,871	(4,021)
Writing off of unrecoverable accounts receivable	49,652	167	49,485
Costs pertaining to reorganisation	0	85,199	(85,199)
Costs connected with issue of securities	33,729	0	33,729
Payment for emissions over the established limits	114,801	61,222	53,579
Cession of property under municipal property	45	2,474	(2,429)
Consultation services on financial and legal issues	27,100	37,234	(10,134)
Regional purpose-oriented program "Affordable Housing ..."	15,000	0	15,000
VAT additionally charged following the results of a tax inspection	18,796	0	18,796
Execution of land use documents	10,352	35,304	(24,952)
Expenses for dismantling installations of construction in progress	5,423	0	5,423
Maintenance of Power Industry Trade Union	6,601	669	5,932
Costs for holding the Power Industry Day	11,390	8,162	3,228
Miscellaneous expenses	75,777	21,188	54,589
Other expenses, total	3,838,139	1,912,295	1,925,844

As a part of costs for sale of other assets the following parameters are taken into account:

- the cost of installations of construction in progress written off for an amount of 148,176 thou. roubles;
- the cost of permanent assets written off for an amount of 5,270 thou. roubles;
- costs of liquidation of permanent assets for an amount of 2,931 thou. roubles.

The major part of the amount stated under item *Acknowledged fines, default interest and penalties or fines, default interest and penalties with respect to which a court (arbitration court) collection judgment has been received* of line 100 of the Profit and Loss Statement (form No.2) relates to reimbursement of expenses for ensuring readiness of equipment for generation of electricity payable to other electricity suppliers in the zone of trade. The amount of reimbursement of expenses was 62,056 thou. roubles.

Item *Provision for other contingent liabilities* of line 100 of the Profit and Loss Statement (form No.2) represents a provision for conditional facts of economic activities of the Company.

The provision was created in compliance with order No.385 of 19.04.2007 *Creation of Provisions for Contingent Liabilities* in the amount of 115,468 thou. roubles under the claim of the State Institution Kuzbass Energy Saving Centre with respect to deductions of target means for implementation of the energy saving program.

Other expenses in the amount of 75,777 thou. roubles include deductions to the trade union, cost of gifts, expenses for holding corporate events, etc.

Analysis of other expenses and incomes

Parameter	Income, thou. roubles		Expense, thou. roubles		Financial result: profit (loss), thou. roubles	
	2007	2006	2007	2006	2007	2006
Other income and expense, total	7,328,439,	1,506,563,	3,838,139,	1,912,295,	3,490,300,	(405,732)
Including						
From sale of permanent assets, apartments	23,213	18,803	29,617	22,278	(6,404)	(3,475)
From sale of securities	6,980,554	911,796	2,565,535	935,160	4,415,019	(23,364)
From sale of other assets	167,405	14,846	164,965	14,691	2,440	155
Bank services	0	0	60,156	14,450	(60,156)	(14,450)
Profit/losses of past years	-108	14,079	551	17,624	(659)	(3,545)
Acknowledged fines, default interest and penalties or fines, default interest and penalties with respect to which a court (arbitration court) collection judgment has been received	3,171,	4,524,	66,882,	3,546,	(63,711),	978
Operations on creation and use of provision for doubtful debts	0,	253,432,	6,979	0	(6,979),	253,432
Operations on creation and use of provision for contingent liabilities	0	0,	115,468,	0,	(115,468)	0
Operations on creation and use of provision for depreciation of securities	0	118,619	0	120,917	0	(2,298)
Property which turned to be in excess according to the results of inventory taking	30,503	10,530	0	0	30,503	10,530
From sale inventories	48,531	97,173	45,573	89,448	2,958	7,725
Writing off of assets	10,777	15,609	157,779	72,566,	(147,002),	(56,957)
Energy saving fund	0	0	45,876	112,814,	(45,876),	(112,814)
Material assistance, sponsor's and charitable help	0	0	200,191,	246,168,	(200,191),	(246,168)
Other income and expense	64,393	47,152,	378,567,	262,633,	(314,174),	(215,481)

3.14. Taxes

Settlement of accounts with the budget for 2007, thou. roubles

("-"means overpayment, "+"means indebtedness)

Payments to the budget	Balance as of 01.01.2007	Including		Accrued	Paid	Balance as of 01.01.2008	Including	
		Over-payment	Indebted-ness				Overpay-ment	Indebted-ness
Total	288,899	252,533	541,432	2,345,352	2,524,405	109,846	243,231	353,077
Including								
Profit tax	-205,257	216,160	10,903	898,964	853,140	-159,433	162,536	3,103
VAT	255,289	1,148	256,437	-72,588	205,145	-22,444	76,994	54,550

Property tax	48,975	15,851	64,826	328,446	293,477	83,944	162	84,106
Personal income tax	9,947	407	10,354	232,303	221,433	20,817	25	20,842
Other taxes and payments	179,945	18,967	198,912	958,227	951,210	186,962	3,514	190,476

As of 31.12.2007 accounts payable by the Company to the budget amounted to 109,846 thou. roubles. On some taxes there is an overpayment of 243,231 thou. roubles and an indebtedness of 353,077 thou. roubles.

In 2007 accounts payable under settlement of accounts with the budget decreased by 188,355 thou. roubles (by 34.79 %) and amounted to 353,077 thou. roubles. The main cause of decrease of accounts payable is the acquisition of property and material assets of OAO Altaienergo whereby in January, 2007 a VAT of 366,741 thou. roubles to be deducted from the budget payments was calculated.

In 2007 VAT presented for deduction exceeded the amount of the tax charged by 72,588 thou. roubles mainly due to the acquisition of property of OAO Altaienergo and presentation of VAT for deduction in the amount of 532,760 thou. roubles.

The received amount of deduction allowed to extinguish tax liabilities. As a result on the end of the accounting period the overpayment under VAT was 76,994 thou. roubles. With respect to indebtedness of 54,550 thou. roubles a security was provided for the period of trial.

In 2007 the Company structure undergone changes — Barnaul branch was established (new property was acquired, and new jobs were created). As a result, tax charge on property, as well as Personal Income Tax and Single Social Tax (see section Off-Budget Funds) increased.

Accordingly, the debt under Property Tax increased by 29.74 % and reached 84,106 thou. RUB, under Personal Income Tax increased twice and amounted to 20,842 thou. RUB. According to the tax legislation this indebtedness is considered to be current with a maturity in 2008.

Under other taxes and payments the indebtedness decreased by 8,436 thou. RUB (by 4.24 %) mainly due to the writing off of the re-structured indebtedness under fines and penalties on payments for environmental impact in the amount of 11,665 thou. RUB (decision No.19-07 of the Interregional Inspectorate of the Federal Tax Service of Russia on large tax bearers dated 20.12.2007).

Accounts receivable on budget payments also decreased for the accounting period by 3.68 % and amounted to 243,231 thou. RUB.

Settlements of accounts under the profit tax account for the major part of overpayment (162,536 thou. roubles). This overpayment was formed mainly due to reversal in the accounting of the results of the field tax inspection (resolution No.02-47/013 of 09.06.2007) on the ground of the decision of Arbitration Court of Moscow of 10.01.2008 in the amount of 86,291 thou. RUB.

In 2007 the Company carried out activity on refunding of overpaid taxes. As a result the overpayment of 41,454 thou. roubles under the profit tax, of 138,974 thou. roubles under the VAT, and of 18,248 thou. roubles under the land tax (in the above analytical table is included into group *Other taxes and payments*) was refunded to the settlement account of the Company.

Under the property tax the overpayment as of the end of the accounting period decreased by 15,689 thou. roubles due to its use to cover floating tax debt.

Profit Tax

According to the accounting data in 2007 profit amounted to 4,063,078 thou. roubles (as compared to 955,950 thou. roubles in 2006). The amount of the conditional profit tax costs the for the accounting year was 975,139 thou. roubles (as compared to 229,428 thou. roubles in 2006).

The tax base under the profit tax for 2007 was 3,441,613 thou. roubles (in 2006 — 1,255,484 thou. roubles).

Current profit tax for 2007 is calculated in the amount of 825,987 thou. roubles (in 2006 — in the amount of 301,316 thou. roubles).

Profit tax calculation was influenced by the following factors:

1. The amount of constant differences in 2007 was 365,829 thou. roubles (in 2006 — 977,187 thou. roubles). Differences occurred with respect to costs which, according to the requirements of chapter 25 of the Tax Code of the Russian Federations, do not reduce (reduce) the taxable profit, i.e. with respect to:
• amounts of revaluation of permanent assets after 2002 (375,137 thou. roubles):
• costs of creation of provision for contingent liabilities (115,468 thou. roubles);
• expenses for charity and social events (401,286 thou. roubles):
• costs of liquidation of permanent assets (144,503 thou. roubles);
• other expenses which do not reduce taxable profit (295,778 thou. roubles);
• decrease of the taxable profit from sale of securities due to loss from similar transactions incurred in previous periods (according to paragraph 10 of article 280 of the Tax Code of the Russian Federation) in the amount of 966,343 thou. roubles.

2. Profit before taxes according to the accounting was corrected in 2007 towards decrease for the amount of deductible time differences of 207,783 thou. roubles (in 2006 — 199,071 thou. roubles). The amount of deductible time differences originated in 2007 was 17,625 thou. roubles (in 2006 — 50,208 thou. roubles), the amount of decrease (cancellation) of deductible time differences, which entailed decrease of respective tax assets, was 225 408 thou. roubles (in 2006 — 249,279 thou. roubles). The differences occurred because of different approaches to recognition in the bookkeeping and in the fiscal accounting of the following costs:

• with respect to the charged amounts of depreciation of permanent assets (-76,304 thou. roubles);
• loss from sale of permanent assets (12,917 thou. roubles);
• loss from sale of securities (-23,350 thou. roubles);
• credit line service charges (-2,833 thou. roubles);
• expenses for research and development (-1,429 thou. roubles);
• provision for doubtful debts (3,055 thou. roubles);
• other (-119,839 thou. roubles).

3. At calculation of current profit tax taxable time differences in the amount of 779,513 thou. roubles were taken into consideration (in 2006 — 478,583 thou. roubles). The amount of taxable time differences which originated in 2007 was 791,375 thou. roubles (in 2006 — 562,896 thou. roubles), the amount of decrease (cancellation) of taxable time differences, which entailed decrease of respective tax liabilities, was 11 thou. roubles (in 2006 — 84,313 thou. roubles). These differences were mainly due to difference of the procedure of charging of depreciation of permanent assets in the bookkeeping and in the fiscal accounting.

In 2007 owing to liquidation of permanent assets tax assets in the amount of 103 thou. roubles and deferred tax

liabilities in the amount of 1,180 thou. roubles were written off on account of net profit decrease.

Value-added tax (VAT)

For the VAT purposes, the Company recognises sales proceeds upon shipment of products (services). In 2007 the amount of VAT calculated for refunding from the budget was 165,756 thou. roubles, including tax charged proceeding from actual sale in the amount of 6,296,754 thou. roubles and tax presented for deduction in the amount of 6,462,510 thou. roubles. The amount of calculated VAT was influenced by tax deduction in the amount of 532,760 thou. roubles obtained due to acquisition of permanent assets for the established Barnaul branch.

The VAT on acquired valuables not presented for deduction for the accounting period decreased 3 times and amounted to 74,357 thou. roubles (as of 01.01.2007 — 209,869 thou. roubles). Tax on facilities of construction in progress amounted to 63,165 thou. roubles. The VAT in unpaid products as of 31.12.2007 decreased by 24.7 % and amounted to 42,568 thou. roubles (as of 01.01.2006 — 56,495 thou. roubles).

Off-budget funds

("-"means overpayment, "+"means indebtedness)

Payments to the budget	Balance as of 01.01. 2007	Including		Accrued	Paid	Balance as of 01.01. 2008	Including	
		Overpayment	Indebtedness				Overpayment	Indebtedness
Total	24,265	1,622	25,887	354,652	360,669	18,248	1,811	20,059
Including								
Pension Fund	12,843	190	13,033	278,884	275,604	16,123	319	16,442
Social Insurance Fund	-1,273	1,423	150	43,621	43,609	-1,261	1,467	206
Compulsory Medical Insurance Fund	2,039	4	2,043	42,271	41,172	3,138	19	3,157
Fines, penalties	10,656	5	10,661	-10,124	284	248	6	254

As of 31.12.2007 total indebtedness under insurance premiums to off-budget funds amounted to 18,248 thou. RUB including 1,811 thou. roubles of accounts payable and 20,059 thou. roubles of accounts receivable.

In 2007 accounts payable to off-budget funds decreased by 5,828 thou. RUB (by 22.51 %) and amounted to 20,059 thou. roubles. The main cause of the decrease is writing off of the re-structured indebtedness under fines and penalties according to the decision No. 11-07 of the Russian Federal Tax Service Interregional Inspectorate on Large Tax Bearers No.4 dated 26.12.2007 to the amount of 7,718 thou. roubles.

3.15. Disclosure of Information on Terminated Activity

In accounts for 2006 upon reforming on 01.07.2006 the Company does not disclose details of incomes, costs, profit tax and cash flow pertaining to terminated activity since the Company sold electric and heat power in a centralized way to various groups of customers for which different tariffs for respective kinds of energy were established which made impossible individual accounting of sale proceeds by spun off divisions. For this reason in accounts for 2007 parameters for the same period are not recalculated.

3.16. Profit per share

Parameter	2007	2006

Basic profit for the accounting year, thou. roubles	2,924,233	309,463
Weighted average number of outstanding ordinary shares in the accounting year, shares	606,163,800	606,163,800
Basic profit per share, RUB	4.824	0.511

Based on results of the Company performance for the 1st quarter 2007 the Company paid dividend in the amount of 11,490 thou. roubles. There is no diluted profit per share.

3.17. Affiliated Persons

Head company

OAO Kuzbassenergo shares are placed among a large number of shareholders. Basic shareholders are Open Joint-Stock Company Siberian Coal Energy Company holding 44.02 % of the authorised capital of OAO Kuzbassenergo, and Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia holding 42.06 % of ordinary shares of OAO Kuzbassenergo.

The remaining 13.92 % of ordinary shares are held by minority shareholders. Besides, affiliated persons of the Company include:

1. Members of the Board of Directors, members of the Management Board listed in section General of the Explanatory Note;

2. Seven subsidiaries:
- Open Joint-Stock Company Prokopievskenergo;
- Open Joint-Stock Company Kuzbasstekhenergo Engineering and Analytical Centre;
- OAO Kuzbasskaya Energoremontnaya Kompaniya;
- Closed Joint-Stock Company Health Service "Health Centre "Energetik";
- Open Joint-Stock Company Kuzbassenergoservis;
- Closed Joint-Stock Company Kuzbassenergo Motor Transport Company;
- Open Joint-Stock Company Barnaulteplosetremont.

3. Companies affiliated with RAO UES of Russia;
4. Companies affiliated with OAO SUEK.
5. Natural persons entering being a part of the group of persons of OAO Kuzbassenergo.

In 2007 and 2006 the Company was selling products to the following affiliated persons:

Name of counterpart	Kinds of operations	2007, thou. RUB	2006, thou. RUB
OOO Sbytenergo	Sale of electrical energy, other services	0	26,413
OAO Prokopievskenergo	Sale of electrical energy, other services	0	325,944
OAO Kuzbassenergoservis	Sale of electrical energy, other services	0	6,874
OAO IATS Kuzbasstekhenergo	Sale of electrical energy, other services	9,573	4,957
ZAO ATP Kuzbassenergo	Sale of electrical energy, other services	2,709	7,704
ZAO Health Service "Health Centre "Energetik"	Other services	3,498	3,431
OAO Kuzbasskaya Ener-	Sale of electrical energy, other services	3,157	4,457

goremontnaya Kompaniya			
OAO Barnaulteplosetremont	Sale of heat energy, other services	2,030	0
OAO Kuzbassrazrezugol Coal Company	Sale of electrical energy, other services	1,541	1,138
OAO Kuznetskiye Ferros-plavy	Sale of electrical energy, other services	0	50,908
ZAO Kuzbassenergosvyaz	Sale of electrical energy, inventories, lease	0	15,592
Bank Alemar	Sale of Company bills, services, lease	559	136
OAO Altaienergo, city of Barnaul	Sale of electrical energy and power	0	163,577
OAO Altaienergosbyt	Sale of electrical energy	3,004,051	324,604
OAO Astrakhan Power Sales Company	Sale of electrical energy	17,108	4,529
OAO Vladimir Power Sales Company	Sale of electrical energy	37,008	11,892
OAO Volgogradenergosbyt	Sale of electrical energy	0	14,396
OAO Ivanovo Power Sales Company	Sale of electrical energy	23,886	4,382
OAO Kostroma Sales Com-pany	Sale of electrical energy	16,047	5,292
OAO Krasnoyarskenergos-byt	Sale of electrical energy	97,196	8,260
OAO Kirovenergosbyt	Sale of electrical energy	158	1,536
OAO Marienergosbyt	Sale of electrical energy	149	590
OAO Ergosbyt Rostovenergo	Sale of electrical energy	31,790	2,619
OAO Udmurt Power Sales Company	Sale of electrical energy	79	1,572
OAO Kola Power Sales Company	Sale of electrical energy	450	1,304
OAO Kuban Power Sales Company	Sale of electrical energy	41,910	2,710
OAO Kuzbassenergo-RSK	Sale of electrical energy	81,805	862
OAO Kuzbass Power Sales Company	Sale of electrical energy	3,449,416	2,971,576
OAO Kurgan Power Sales Company	Sale of electrical energy	0	4,194
OAO Mordovian Power Sales Company	Sale of electrical energy	16,084	6,677
OAO Mosenergosbyt	Sale of electrical energy	62,782	14,069
OAO Nizhniy Novgorod Marketing Company	Sale of electrical energy	67,805	23,023
OAO Omsk Power Sales Company	Sale of electrical energy	107,614	236,303
OAO Orenburgenergosbyt	Sale of electrical energy	0	9,091
OAO Penza Power Sales Company	Sale of electrical energy	0	5,120
OAO Samarenergo	Sale of electrical energy	906	20,103
OAO Saratovenergo	Sale of electrical energy	55,272	9,161

OAO Sverdlovenergosbyt	Sale of electrical energy	8	29,855
OAO Tambov Power Sales Company	Sale of electrical energy	0	5,502
OAO Tomsk Power Sales Company	Sale of electrical energy	359,841	4,409
OAO Tula Sales Company	Sale of electrical energy	0	6,231
OAO Tyumen Power Sales Company	Sale of electrical energy	6,094	33,792
OAO Chelyabinskenergos-byt	Sale of electrical energy	1,040	17,765
OAO Yaroslavl Sales Company	Sale of electrical energy	0	9,405
Other	Sale of electrical energy	55	24,636
TOTAL		**7 501 621**	**4 426 591**

Absence of parameters in 2007 on a number companies as compared to 2006 is explained by transfer by the Company of kinds of activity on transfer and distribution of electric power, sale and transfer of electrical energy as a result of reorganisation of the Company.

Electric energy was sold to affiliated persons at tariffs established according to the rules of functioning of the new wholesale market.

In 2007 and 2006 the Company purchased products from the following affiliated persons:

Name of counterpart	Kinds of operations	2007, thou. RUB	2006, thou. RUB
OAO UK Kuzbassrazrezugol	Purchasing of coal	3,438,676	3,262,407
OAO Altaienergo	Purchasing of property	3,634,459	0
OAO SUEK	Purchasing of coal	3,328,422	2,167,182
System Operator TSTSU of the Unified Energy System	Energy transfer, system reliability services	223,151	204,424
ZAO Kuzbassenergosvyaz	Telecommunication service	0	66,553
OAO Kuzbass Power Sales Company	Other services	5,007	0
Bank Alemar	Bank services	3,423	191,489
OAO RAO UES of Russia	Settlement of accounts on licence fee, other services	858	562,279
OAO Sayano-Shushenskaya HPP	Purchasing electric energy	0	176,936
OAO Kharanorskaya State District Power Station	Purchasing electric energy	0	6,736
OAO Berezovskaya State District Power Station	Purchasing electric energy	0	60,828
OAO Gusinoozerskaya State District Power Station	Purchasing electric energy	0	31,991
OAO Krasnoyarskaya State District Power Station	Purchasing electric energy	0	65,178
OAO Prokopievskenergo	Electric power transfer services	0	208,637
OAO Federal Grid Company of the Unified Energy System	Purchasing coal, electric energy and permanent assets	0	3,966
ZAO Kuzbassenergoservis	Design works, other services	0	69,675

OAO IATS Kuzbasstekhenergo	Contract works, other services	58,012	51,904
ZAO ATP Kuzbassenergo	Motor transportation services, other services	195,613	161,995
ZAO MSCH TSZ Energetik	Medical services	23,822	27,509
OAO Kuzbasskaya Energoremontnaya Kompaniya	Contract works, other services	246,483	65,305
OAO Barnaulteplosetremont	Repair works	214,178	0
OAO Kuzbassetremont	Contract works, other services	0	34,582
OAO West-Siberian Combined Heat & Power Station	Purchasing heat power	0	86,001
TOTAL:		11,372,104	7,505,577

Purchasing of products from affiliated persons (ZAO Kuzbassenegoservis, OAO IATS Kuzbasstekhenergo, OAO SUEK, ZAO ATP Kuzbassenergo, OAO Kuzbasskaya Energoremontnaya Kompaniya, OAO Kuzbassetremont) in 2006-2007 was carried out according to the requirements of documents regulating procurement activity effective as of the date of purchase (*Standards of organisation of procurement of RAO UES of Russia, Regulations on procedure of regulated purchases of products, works, services*). According to these documents, any purchase for more than 200 thou. roubles (w/o VAT) should be carried out through regulated procedures. The kind of procedure (tender, request for quotation, purchase from the sole source, etc.) shall be determined by the Board of Directors of OAO Kuzbassenergo (at the stage of formation of the Annual Comprehensive Procurement Program) or by the Central Procurement Agency of OAO Kuzbassenergo (operational control).

Status of settlement of accounts with affiliated persons.

As of 31.12.2007 and 31.12.2006 indebtedness of affiliated persons to the Company was the following:

Company's accounts receivable

Name of counterpart	2007, thou. RUB	2006, thou. RUB
OAO SUEK	966,535	0
ZAO Kuzbassenergoservis	83,981	88,480
ZAO TSFR	54,702	0
OAO Kuzbassrazrezugol Coal Company	16,366	12,321
OAO Kuzbasskaya Energoremontnaya Kompaniya	10,328	1,317
OAO South Kuzbass State District Power Station	8,253	20,251
OAO IATS Kuzbassenergo	4,650	653
OAO Barnaulteplosetremont	3,699	0
ZAO ATP Kuzbassenergo	2,544	6,160
OAO Kuzbass Power Sales Company	1,894	0
OAO West-Siberian Combined Heat & Power Station	1,420	22,373
System Operator - Central Dispatch Administration - Operational Dispatch Authority of Siberia	471	0
ZAO MSCH TSZ Energetik	234	205
OOO Barnaulenergo	217	0
Nurenergo	165	0
OAO RAO UES of Russia	160	0
OOO Sbytenergo	0	16
OAO Prokopievskenergo	0	3

OAO Kuzbassetremont	0	8,156
Other	88	139
TOTAL:	**1,155,619**	**160,074**

As of 31.12.2007 and 31.12.2006 the Company's indebtedness to affiliated persons was the following:

Accounts payable by the Company

Name of counterpart	2007, thou. RUB	2006, thou. RUB
OAO SUEK	308,605	47,423
OAO Altaienergo	187,241	39,066
ZAO TSFR	143,926	0
ZAO ATP Kuzbassenergo	52,302	14,434
OAO Kuzbassrazrezugol Company Coal	19,003	4,555
OAO Kuzbasskaya Energoremontnaya Kompaniya	11,480	7,504
OAO Barnaulteplosetremont	5,185	0
OAO IATS Kuzbassenergo	4,286	918
OAO Kuzbass Power Sales company	1,716	0
OAO Kharanorsky State District Power Station	1,565	29,484
ZAO MSCH TSZ Energetik	1,137	1,493
ZAO Kuzbassenergoservis	1,032	1,041
OAO RAO UES of Russia	1,013	1,070,372
OAO Kuznetskiye Ferrosplavy	1,001	0
ZAO Kuzbassenergosvyaz	866	759
OGK-4	635	0
OOO Barnaulenergo	513	0
OGK-3	370	0
Ryazan State District Power Station	363	0
Konakovskaya State District Power Station	259	0
Yurenergo	240	
Krasnoyarskenergosbyt	228	0
Kalmenergo	197	0
TGC-14	144	0
Tomsk Power Sales Company	139	0
OGK-1	117	0
Mosenergo	36	63
Interregional Trunk Grid Company MMSK Centre	0	43,591
Other	476	1,526
TOTAL:	**744,075**	**1,262,229**

3.18. Remuneration of directors

In 2007 the Company paid to the members of the Board of Directors a remuneration for a total amount of 27,507 thou. roubles, including an extra remuneration for 2006 of 2,525 thou. roubles. No remuneration was paid to the members of the Management Board (in 2006 — 799 thou. roubles).

3.19. Contingent liabilities

The company is a claimant and a respondent in litigations, including litigations with tax authorities occurring **in an ordinary course of business.** The outcome of these litigations for the Company cannot be determined **with a sufficient degree of certainty** yet. According to the Company management, these litigations will not **render any material negative** effect on results of economic activities or financial standing of the Company.

Legal cases on material non-property disputes as of 31.12.2007:

1. **The case on annulment of the** resolution of administration of the city of Kemerovo to refuse to approve the **detailed design "Organization,** Accomplishment and Gardening of a Uniform Sanitary Protection Zone of the **Group of Companies Located in the** Industrial Site of KOAO "Azot", as well as the case on obligation of the **administration of the city of** Kemerovo to approve the above detailed design.

The court of appellate jurisdiction by its writ of 28.02.2007 adopted a judicial act on satisfaction of plaintiff's **requirements regarding annulment** of the resolution of the administration of the city of Kemerovo.

2. **In the case on approval** of the detailed design the court of appellate jurisdiction by its resolution refused to **satisfy the requirements** of OAO Kuzbassenergo. The Federal Antimonopoly Service of the West-Siberian Re**gion by its resolution** of 17.07.2007 cancelled the above resolution, the case was sent for a new trial. The court **decision of 19.09.2007** suspended the proceedings until coming into force of judicial acts on invalidation of **the sanitary-and-epidemiologic** conclusion.

3. **With respect to annulment** of the sanitary-and-epidemiologic conclusion No.42.20.05.000.T.000086.03.04 **of 01.04.2004 of the Russian** Federal Consumer Rights Protection and Human Health Control Service (Ro**spotrebnadzor) Directorate for** Kemerovo region, Federal State Public Health Institution Centre of Hygiene **and Epidemiology for Kemerovo** Region, the legal investigation was deferred until January, 2008.

Kemerovo Interdistrict Public Prosecutor Environmental Office filed an action for stopping emissions exceed**ing permitted standard by the** stations of Kemerovo branch of OAO Kuzbassenergo. The court of cassation by **its decision reversed the court** decision regarding Novo-Kemerovskaya Combined Heat & Power Station and **Kemerovskaya Combined Heat &** Power Station, the case was sent for a new trial. Due to appointment of an **ecological examination the case** was suspended.

By the court decision regarding Kemerovskaya State District Power Station the requirements were satisfied. **The court of cassation left the** court decision without change. A review complaint has been submitted.

Statements of claim for an amount exceeding 10 million of RUB presented by the Company and being under **consideration as of 31.12.2007:**

1. **There is a litigation regarding** annulment of the Decision No. 1 about collection of a default interest under **the VAT to the amount of** 149,785 thou at the expense of money kept with banks. RUB charged according to **the Decision No.250 of the** Russian Federal Tax Service Interregional Inspectorate on Large Tax Bearers No.4 **of 10.04.2003 (for the VAT under** export transactions to the amount of 200,844 thou. RUB). The court deci**sion of 21.05.2007 satisfied the** requirements of OAO Kuzbassenergo.

The court of appeals by its decision of 10.08.2007 left the decision in force, the tax authority submitted an ap**peal for review. The court of** cassation by its decision of 26.11.2007 sent the case for a new trial. The Com**pany does not agree with** collection of a fine to the amount of 149,785 thou. roubles. We believe that the tax **authority missed the term** stipulated by article 46 of the Code of Practice of the Russian Federation for taking **decision on collection** of the above fine in an indisputable way and in a juridical procedure.

2. **Based on results** of the field tax inspection (Decision No.02-47/013 of 09.06.2007) of OAO Kuzbassenergo **tax authorities additionally** charged on the Company tax payments to the total amount of 170,606 thou. rou**bles, including** 131,127 thou. roubles of taxes, of them 48,109 thou. roubles of VAT, and 82,543 thou. roubles **of profit tax.** The Company submitted a claim to the arbitration court for an amount of 169,296 thou. roubles, **including** 117,225 thou. roubles with respect to the profit tax (82,355 thou. roubles of tax, 18,427 thou. roubles

of default interest, and 16,443 thou. roubles of fines) and 52,071 thou. roubles with respect to the VAT (48,109 thou. roubles of tax, 2,614 thou. roubles of default interest, and 1,347 thou. roubles of fines). By the award of Moscow Arbitration Court of 10.01.2008 the requirements are satisfied to the extent regarding annulment of charges in the amount of 115,604 thou. roubles, including.:

- 29,313 thou. roubles of VAT;
- 86,291 thou. roubles of profit tax, including 58,164 thou. roubles of tax, 16,434 thou. roubles of default interest, and 11,693 thou. roubles of fine.

3. Due to failure to include the cost imbalance of the Federal Wholesale Electric Power Market into Company incomes taxing authority additionally charged profit tax for 2006 to the amount of 26,730 thou. roubles (resolution of the cameral tax inspection No.16-14/02-47/058 of 24.09.2007), as well as VAT to the amount of 20,047 thou. roubles (resolutions No.16-14/108 and No.16-14/109 of 15.11.2007). The Company submitted claims to the arbitration court against the above decisions: with respect to the profit tax the court session was appointed on 14.02.2008; with respect to the VAT the claim was submitted in January, 2008. Currently in Russia there is a number of taxes established at federal and regional levels. These taxes include value-added tax, corporate tax, unified social tax, as well as some others.

Often enough some questions of application of tax laws are treated differently both by various state organisations and departments, and within these organisations and departments (for example, the Federal Tax Service of the Russian Federation and its inspectorates). As a result ambiguities arise and ground for conflict situations is created. Matters of compliance with tax and other laws (for example, customs and currency regulations) are within the terms of reference of various state bodies empowered to impose fines and to levy default interest. Such facts give rise to tax risks considerably exceeding normal tax risks of legal entities in countries with a more developed tax system. According to the current legislation, tax liabilities may be checked within three years.
The Company management believes that tax liabilities are fully recognized in the appended balance sheet. However there is a risk that tax authority may take essentially another stand with respect to issues admitting possibility of various interpretation which may render material effect on financial position of the Company.

In connection with legal proceedings and according to the Accounting Regulations "Conditional facts of economic activities (Russian Accounting Standards PBU 8/01), with allowance for the accounting requirements for due care, in April, 2007 the Company created a provision of 282,418 thou. roubles for contingent liabilities.
Due to recognition by the Company of liabilities previously recognised as contingent ones, the provision in the amount of 166,950 thou. roubles was written off.
As of the end of the accounting period the amount of provision for contingent liabilities was 115,468 thou. roubles for future settlement of the obligation on deduction of target means for implementation of the regional energy saving program.

Legal cases for an amount exceeding 10 million roubles as of 31.12.2007

Claimant	Defendant	Subject of the lawsuit	Current status
OAO Kuzbassenergo	Russian Federal Tax Service Interregional Inspectorate on Large Tax Bearers No.4	Annulment of the Decision No. 1 about collection of a default interest under the VAT to the amount of 149,785 thou at the expense of money kept with banks charged according to the decision No. 250	The court decision of 21.05.2007 satisfied the requirements of OAO Kuzbassenergo. The court of appeals by its decision of 10.08.2007 left the decision in force; the tax authority submitted an appeal for review. The court of cassation by its decision of 26.11.2007 sent the case for a new trial.
OAO Kuzbassenergo	Russian Federal Tax Service In-	Annulment of the field tax inspection Decision No.02-47/013	According to the Moscow Arbitration Court award of 02.10.2007 the

	terregional Inspectorate on Large Tax Bearers No.4	of 09.06.2007. The challenged amount includes: • 82 355 348.8 RUB of profit tax, • respective default interest and fines under article 122 of the Tax Code of the Russian Federation regarding federal and local budget, • default interest on tax payable to the budget of the constituent entity of the Russian Federation in the amount of16,433,782 RUB, • fine under article 122 of the Tax Code of the Russian Federation on tax payable to the budget of the constituent entity of the Russian Federation in the amount of 11,693,694 RUB. • 48,109,185 RUB of value added tax, • respective default interests and fines under article 122 of the Tax Code of the Russian Federation.	requirements are satisfied with respect to annulment of the following charges: • 58,163,596.8 roubles of profit tax, • respective default interests and fines under article 122 of the Tax Code of the Russian Federation regarding the federal and local budget, • default interest on tax payable to the budget of the constituent entity of the Russian Federation in the amount of 16,433,782 roubles, • fine under article 122 of the Tax Code of the Russian Federation on tax payable to the budget of the constituent entity of the Russian Federation in the amount of 11,693,694 roubles, • 29 313 049 roubles of value added tax, • respective default interests and fines under article 122 of the Tax Code of the Russian Federation.
OAO Kuzbassenergo	**Russian Federal Tax Service Interregional Inspectorate on Large Tax Bearers No.4**	Annulment of the Decision No.16-14/02-47/058 of 24.09.2007 to charge additional profit tax for 2006 due to failure to include the cost imbalance of the Federal Wholesale Electric Power Market into Company incomes	The court session is appointed on 17.01.2008

Legal cases on material non-property disputes as of 31.12.2007

Claimant	Defendant	Subject of the lawsuit	Current status
KOAO Azot, third person of OAO Kuzbassenergo	**Administration of the city of Kemerovo**	• Annulment of the resolution of administration of the city of Kemerovo to refuse to approve the detailed design "Organization, Accomplishment and Gardening of a Uniform Sanitary Protection Zone of the Group of Companies Located in the Industrial Site of KOAO "Azot". • Obligation of the administration of the city of Kemerovo to approve the detailed design	The court of appellate jurisdiction by its writ of 28.02.2007 adopted a judicial act on satisfaction of plaintiff's requirements regarding annulment of the resolution of the administration of the city of Kemerovo.. The Federal Antimonopoly Service of the West-Siberian Region by its resolution of 17.07.2007 cancelled the resolution of the court of appellate jurisdiction to refuse to satisfy the requirements of OAO Kuzbassenergo, the case was sent for a new trial. The court decision of 19.09.2007 suspended the proceedings until coming into force of judicial acts on invalidation of the sanitary-and-epidemiologic conclusion.
OAO Kuzbassenergo	Russian Federal Consumer Rights	Annulment of the sanitary-and-epidemiologic conclusion	The legal investigation was deferred until January, 2008

	Protection and Human Health Control Service (Rospotrebnadzor) Directorate for Kemerovo region, Federal State Public Health Institution Centre of Hygiene and Epidemiology for Kemerovo Region	No.42.20.05.000.T.000086.03.04 of 01.04.2004	
Kemerovo Interdistrict Public Prosecutor Environmental Office	OAO Kuzbassenergo	Stopping emissions exceeding permitted standard by the stations of Kemerovo branch of OAO Kuzbassenergo.	• The court of cassation by its decision reversed the court decision regarding Novo-Kemerovskaya CHPS and Kemerovskaya CHPS, the case was sent for a new trial. An ecological examination was appointed. The case was suspended. • By the court decision regarding Kemerovskaya SDPS the requirements were satisfied. The court of cassation left the court decision without change. A review complaint has been submitted.

3.20. Post-balance events

On October 26th, 2007 the extraordinary General Meeting of shareholders of RAO UES of Russia approved the conditions and the procedure of the second stage of reorganisation of RAO UES of Russia to be completed in the 2nd half-year of 2008. Within the framework of reorganisation of RAO UES of Russia the reorganisation of the Company shall be also completed by taking over Kuzbasesnergo Holding spun off from RAO UES of Russia.

The second stage of reforming of RAO UES of Russia stipulates sale and transfer from the balance of RAO UES of Russia by 01.07.2008 of the whole package of shares of the Company (as of 01.01.2008 the share of RAO UES of Russia in the authorised capital of OAO Kuzbassenergo was 42.06 %, that is 297,012,494 shares).

For the purpose of taking over of Kuzbassenergo Holding OAO Kuzbassenergo shares will be split (converted). At splitting of OAO Kuzbassenergo shares with a par value of 1 rouble the authorized the capital will be divided into 70,616,380,000 ordinary registered shares with a par value of 0.01 roubles each. The Board of Directors of OAO Kuzbassenergo by its resolution of 01.02.2008 approved the respective decision on issue and the issue prospectus. On 05.02.2008 the decision on issue of OAO Kuzbassenergo securities by converting into shares with a smaller par value is submitted for state registration to the Federal Service on Financial Markets. The state registration of this issue shall be performed before 10.03.2008. The date of conversion is 17.03.2008. Then, in April, 2008 a report on results of this additional issue and respective amendments to the Charter of OAO Kuzbassenergo shall be registered.

Besides, for the purpose of taking over of Kuzbassenergo Holding, in May, 2008 103,716,513 ordinary registered shares in OAO Kuzbassenergo with face value of 1 copeck each will be issued, that will make in all 1,037,165 roubles 13 copecks and 0.146 % of the authorised capital of OAO Kuzbassenergo after the additional issue. Shares in Kuzbassenergo Holding shall be converted into share in OAO Kuzbassenergo on

10.07.2008 at the latest. Thus, upon completion of the reorganisation (after 01.07.2008) the authorized capital of OAO Kuzbassenergo will amount to 706,174,171 roubles 52 copecks and will be divided into 70,617,417,152 ordinary registered shares with a face value of 0.01 rouble each. Minority shareholders of RAO UES of Russia will hold 95.729.826.513 ordinary shares representing 13.55 % of the authorised capital of OAO Kuzbassenergo.

The takeover of Kuzbassenergo Holding by OAO Kuzbassenergo shall take place not later than on 01.07.2008, simultaneously with its state registration upon spin-off from RAO UES of Russia.

General Director of OAO Kuzbassenergo	*<signed>*	S.N.Mikhailov
Chief Accountant of OAO Kuzbassenergo	*<signed>*	S.S.Prikhodchenko

Seal:
Kuzbass Power and Electrification
Open Joint-Stock Company
OAO Kuzbassenergo

APPENDIX No. 2

BALANCE SHEET
as of March 31st, 2008

		CODES
	Form No. 1 as per OKUD	0710001
Entity: OAO Kuzbassenergo	Date [year, month, day]	2008 3 31
	as per OKPO	10563800
Taxpayer identification number	INN	4200000333
Activities: Industry	as per OKVED	40.10.11.
Form of incorporation/ownership: Open Joint-Stock Company / mixed Russian ownership with a federal share	as per OKOPF/OKFS	47/41
Unit of measure: thou. RUB	as per OKEI	384

Place of business (address): 656037, city of Barnaul, Brilliantovaya street, 2

Date approved:
Date submitted (filed):

ASSETS	Code	As of the beginning of the reporting year	As of the end of the reporting period
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	0	0
Permanent assets	120	18,950,655	18,587,288
Construction in progress	130	898,971	1,273,683
Income-bearing investments into tangible assets	135	3	2
Long-term financial investments	140	2,205,000	355,000
Deferred tax assets	145	118,020	258,497
Other non-current assets	150	25,455	23,530
	151	0	0
TOTAL for Section I	190	22,198,104	20,498,000
II. CURRENT ASSETS			
Inventories	210	1,552,663	1,326,677
Including: - Raw materials, consumables and other similar valuables	211	1,539,155	1,317,230
- Rearers and fatteners	212	0	0
- Expenses relating to construction in progress	213	0	0
- Finished products and goods for resale	214	1,549	1,522
- Goods shipped	215	0	0
- Deferred expenses	216	11,959	7,925
- Other inventories and expenses	217		0
	218	0	0
Value added tax on purchased valuables	220	74,357	71,565
Accounts receivable (with a maturity exceeding 12 months after the reporting date)	230	176,973	148,688
Including: buyers and customers	231		0
Accounts receivable (with a maturity within 12 months after the reporting date)	240	2,798,760	3,909,283
Including: buyers and customers	241	700,841	1,643,590
Short-term financial investments	250	3,570,000	5,300,000
Cash in banks and in hand	260	54,853	310,974
Other current assets	270	2,304	2,304
	271	0	0
TOTAL for section II	290	8,229,912	11,069,491
BALANCE	300	30,428,016	31,567,491

LIABILITIES	Code	As of the beginning of the reporting year	As of the end of the reporting period
1	2	3	4
III. EQUITY AND RESERVES			
Authorised capital	410	706,164	706,164
Treasury shares	411	0	(27,554)
Additional capital	420	22,810,459	22,810,437
Reserve capital	430	30,308	4,111,293
Including: - reserves formed according to the law	431	30,308	30,308
- reserves formed according to the constituent instruments	432	0	0
	433	0	0
Undistributed profit of prior years	460	4080977	4,080,985
Undistributed profit of the reporting year	470		400,017
TOTAL for section III	490	27,986,608	28,000,357
IV. LONG-TERM LIABILITIES			
Loans and credits	510	0	0
Deferred tax liabilities	515	586,641	637,027
Other long-term liabilities	520	0	0
	521	0	0
TOTAL for section IV	590	586,641	637,027
V. CURRENT LIABILITIES			
Loans and credits	610		350,348
Accounts payable	620	1,692,585	2,060,260
Including: - suppliers and contractors	621	926,134	1,035,077
Wage arrears	622	93,243	63,077
Indebtedness to state and non-budget funds	623	20,059	29,760
Tax arrears	624	353,077	573,730
Other creditors	625	300,072	358,616
Arrears on profit payable to members (founders)	630	2,381	2,279
Deferred incomes	640	44,333	37,358
Reserves for expected costs and payments	650	115,468	479,862
Other current liabilities	660	0	0
	661	0	0
TOTAL for section V	690	1,854,767	2,930,107
BALANCE	700	30,428,016	31,567,491

STATEMENT OF VALUABLES ENTERED INTO OFF-BALANCE ACCOUNTS			
Rented permanent assets	910	71,556	75,467
Including those leased	911	45,222	45,222
Material assets in custody	920	42,161	46,191
Goods on commission	930	0	0
Debts of insolvent debtors written off to the loss	940	450,417	450,734
Securities on liabilities and payments received	950	86,924	86,870
Securities on liabilities and payments provided	960		0
Depreciation of residential housing	970	1,117	1,101
Depreciation of external land improvement facilities and other similar facilities	980	0	0
Intangible assets obtained in temporary use	990	0	0
Registered high-security forms	1000	4	5

CEO: *<signed>*

MIKHAILOV Sergey Nikolaevich

Chief accountant: *<signed>*

PRIKHODCHENKO Svetlana Stanislavovna

22 April, 2008

Seal:
Kuzbass Power and Electrification
Open Joint-Stock Company
OAO Kuzbassenergo

PROFIT AND LOSS STATEMENT
as of March 31st, 2008

		CODES
	Form No. 2 as per OKUD	0710002
Entity: OAO Kuzbassenergo	Date [year, month, day]	2008 3 31
	as per OKPO	10563800
Taxpayer identification number	INN	4200000333
Activities: Industry	as per OKVED	40.10.11.
Form of incorporation/ownership: Open Joint-Stock Company / mixed Russian ownership with a federal share	as per OKOPF/OKFS	47/41
Unit of measure: thou. RUB	as per OKEI	384

Parameter description	code	For the accounting period	For the same period of the previous year
1	2	3	4
Ordinary activities income and expense			
Proceeds (net) from sale of goods, products, works, services (less added value tax, excises and similar compulsory payments)	010	6,986,066	5,770,201
	011	0	0
Production cost of sold goods, products, works, services	020	(6,376,511)	(4,713,221)
	021	0	0
Gross profit	029	609,555	1,056,980
Business expenses	030	(4,332)	(3,666)
Administrative expenses	040	0	0
Sales profit (loss)	050	605,223	1,053,314
Other income and expense			
Interest receivable	060	116,006	1,101
Interest payable	070	(2,546)	(48,849)
Income from participation in other entities	080		
Other income	090	29,782	3,228,184
	091	0	0
Other expense	100	(158,646)	(2,108,113)
	110	0	0
Profit (loss) before tax	140	589,819	2,125,637
Deferred tax assets	141	51,297	20,804
Deferred tax liabilities	142	(50,495)	(97,362)
Current profit tax	150	(190,141)	(337,230)
Other similar compulsory payments	180	(463)	19,190
Net profit (loss) of the accounting period	190	400,017	1,731,039
FOR REFERENCE			
Constant tax liabilities (assets)	200	47,782	(96,365)
Base profit (loss) per share	201	0	0
Diluted profit (loss) per share	202	0	0

Form 0710002 p. 2

BREAKDOWN OF SOME PROFIT AND LOSS ITEMS

Parameter		For the accounting period		For the same period of the previous year	
description	code	profit	loss	profit	loss
1	2	3	4	5	6
Acknowledged fines, default interest and penalties or fines, default interest and penalties with respect to which a court (arbitration court) collection judgment has been received	210	628	4.603	1,156	1,957
Profit (loss) of previous years	220	930	10.978	(769)	(728)
Compensation for damages caused by a non-performance or improper performance of obligations	230	0	0	0	0
Exchange differences under foreign exchange transactions	240	70	0	0	0
Provision to cover losses	250	X	27,789	X	411,148
Writing off accounts receivable and payable with expired limitation period	260	0	0	10,000	48,486
Deferred tax assets	270	0	0	0	0

CEO: <*signed*>

MIKHAILOV Sergey Nikolaevich

Chief accountant: <*signed*>

PRIKHODCHENKO Svetlana Stanislavovna

22 April, 2008

Seal:
Kuzbass Power and Electrification
Open Joint-Stock Company
OAO Kuzbassenergo

APPENDIX No. 3

Kuzbassenergo

Consolidated Financial Statements for the year ended 31 December, 2007

Independent auditor report to shareholders of Kuzbass Power and Electrification Open Joint-Stock Company (OAO Kuzbassenergo)

Report on Consolidated Financial Statements

We have audited the accompanying financial statements of OAO Kuzbassenergo ("Company") and its subsidiaries ("Group") which comprise the consolidated balance sheet as of 31 December 2007 and respective, consolidated profit and loss statement, consolidated cash flow statement and consolidated statement of changes in equity for the year then ended and a summary of significant accounting policies and other explanatory notes to the Financial Statements.

Management's Responsibility for preparation of the Financial Statements

Company management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control system, preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on faithfulness of these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from any material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. An audit also includes evaluating the appropriateness of accounting policies used by the Company management at preparation of these consolidated financial statements and the reasonableness of accounting estimates made by management at preparation of these consolidated financial statements, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is a sufficient basis for our audit opinion.

Auditor opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2007, its financial performance its cash flows and changes in equity capital for the year then ended in accordance with International Financial Reporting Standards.

ZAO KPMG
17 March, 2008

KUZBASSENERGO

CONSOLIDATED PROFIT AND LOSS STATEMENT - YEAR ENDED 31 DECEMBER, 2007

Million RUB

	Notes	2007	2006
Proceeds	4	20.433	19.637
Cost of sales	5	19.876	18.784
Gross profit		557	853
Miscellaneous costs, net	6	603	423
Operating (loss)/profit		(46)	430
Profit from withdrawal of subsidiaries	23	4.502	—
Financial income		—	108
Financial costs	7	576	344
Profit before taxes		3.880	194
Profit tax	18	992	237
Profit / (loss) for the year		2.888	(43)
Attributable to:			
Shareholders of the parent company		2.790	(114)
Minority shareholders		98	71
Profit / (loss) for the year		2.888	(43)
Base and diluted profit / (loss) per share (roubles)	13	4.50	(0.19)

General Director <*signed*> S.N.Mikhailov

Chief accountant <*signed*> S.S.Prikhodchenko

17 March, 2008

KUZBASSENERGO
CONSOLIDATED BALANCE SHEET AS OF 31 DECEMBER, 2007
Million RUB

	Notes	2007	2006
ASSETS			
Non-current assets		27.025	14.103
Fixed assets	8	26.900	14.072
Other non-current assets		125	31
Current assets		9.364	7.039
Inventories	9	1.478	876
Trade and other receivables	10	2.048	595
Taxes to be refunded	11	310	475
Cash and cash equivalents	12	5.528	210
Non-current assets held for sale	23	—	4.883
TOTAL ASSETS		36.389	21.142
CAPITAL AND LIABILITIES			
Capital		30.586	15.873
Share capital	13	3.789	3.689
Capital surplus	13	13.947	—
Retained earnings		12.816	10.038
Attributable to shareholders of the parent company		30.552	13.727
Minority interest		34	2.146
Long-term liabilities		3.536	2.094
Long-term credits and loans	14	26	442
Deferred tax liabilities	18	3.061	834
Other long-term liabilities	15	449	818
Current liabilities		2.267	3.175
Short-term credits and loans	14	20	824
Trade and other payables	16	1.789	999
Tax liabilities	17	458	723
Liabilities under non-current assets to be retired	23	—	629
TOTAL CAPITAL AND LIABILITIES		36.389	21.142

KUZBASSENERGO

CONSOLIDATED CASH FLOW STATEMENT - YEAR ENDED 31 DECEMBER, 2007

Million RUB

	Notes	2007	2006
CASH FLOWS RELATED TO OPERATING ACTIVITY			
Profit before tax		3.880	194
Adjustment of profit before tax:			
Profit from disposal of subsidiaries	23	(4.502)	(58)
Depreciation of fixed assets		1.612	1.556
Financial costs		576	458
Loss from retirement of fixed assets		378	240
Actuarial profit		(77)	—
Amounts credited as a result of legal proceedings		—	170
Miscellaneous, net		(77)	168
Decrease / (increase) of inventories		105	(115)
(Increase)/decrease of trade and other receivables		(1.687)	442
Decrease of tax refunding		804	116
Decrease of other long-term liabilities		(796)	(521)
Increase / (decrease) of trade and other accounts payable		222	(404)
Decrease of tax liabilities, except for profit tax liabilities		(359)	(252)
Net cash provided by transactions, net		79	1.994
Interest paid		(132)	(115)
Profit tax paid		(826)	(469)
Net cash provided by operating activities, net		(879)	1.410
CASH FLOW FROM INVESTMENT ACTIVITY			
Acquisition of fixed assets		(2.826)	(1.249)
Acquisition of assets under common control	24	(4.157)	—
Proceeds from disposal of fixed assets		23	39
Net earnings from disposal of subsidiaries	23	6.781	—
Proceeds from sale of financial assets		—	32
Interest received		34	108
Retirement of cash assets as a result of spin-off of companies		—	(69)
Net cash used in investment activity		(145)	(1.139)
CASH FLOW FROM FINANCING ACTIVITIES			
Proceeds from additional issue of shares		7.509	—
Repayment of loans and credits		6.938	4.930
Repayment of credits and loans		(8.193)	(4.806)
Settlement of finance lease liabilities		(23)	—
Dividend paid out		(12)	(572)
Net cash flows used in financing activities		6.219	(448)
Net decrease of cash and cash equivalents		5.195	(177)

Cash and cash equivalents at the beginning of the year		333	510
Cash and cash equivalents at the end of the year		5.528	333
Cash and cash equivalents at the end of the year include:			
Cash and cash equivalents	12	5.528	210
Cash directly associated with non-current assets classified as held for sale	23	—	123

KUZBASSENERGO

CONSOLIDATED STATEMENT OF CHANGE OF SHAREHOLDERS EQUITY - YEAR ENDED 31 DECEMBER, 2007

Million RUB

	Share capital	Capital surplus	Retained earnings	Total	Minority share	Total capital
Balance as of 01 January, 2006	3.689	—	17.880	21.569	33	21.602
(Loss)/profit for the year	—	—	(114)	(114)	71	(43)
Spin-off of companies	—	—	(7.528)	(7.528)	2.042	(5.486)
Dividend	—	—	(200)	(200)	—	(200)
Balance as of 31 December, 2006	3.689	—	10.038	13.727	2.146	15.873
Profit for the year	—	—	2.790	2.790	98	2.888
Disposal of subsidiaries (ref. Note 23)	—	—	—	—	(2.210)	(2.210)
Acquisition of assets under common control (ref. Note 24)	—	6.732	—	6.732	—	6.732
Additional issue of shares (ref. Note 13)	100	7.215	—	7.315	—	7.315
Dividend	—	—	(12)	(12)	—	(12)
Balance as of 31 December, 2007	3.789	13.947	12.816	30.552	34	30.586

GENERAL

Group and its activity

Kuzbass Power and Electrification Open Joint-Stock Company (the "Company") was established pursuant to Resolution No. 330 of the State-Owned Property Management Committee of Kemerovo region of 21.09.1993 and Resolution No. 345 of the Administration of the city of Kemerovo of 30 December, 1993 on reorganisation of POEiE Kuzbassenergo.

The Group (also referred to as "Kuzbassenergo") consists of the Company and the following subsidiaries.

Name	2007	2006
OAO Kuzbassenergo Engineering and Analytical Centre	100 %	100 %
OAO Kuzbasskaya Energoremontnaya Kompaniya	100 %	100 %
ZAO Kuzbassenergoservis	100 %	100 %
ZAO Kuzbassenergo Motor Transport Company	100 %	100 %
ZAO MSCH "Health Centre "Energetik"	100 %	100 %
OAO Prokopievskenergo	60 %	60 %
OAO West-Siberian Combined Heat & Power Station	—	50 %
OAO South Kuzbass State District Power Station	—	50 %

The Group's core business is production and sale of electric and heat energy. Earlier, till 1 July, 2006 OAO Kuzbassenergo carried on activity in the following areas:

- Production and transfer of electric and heat power;
- Supply (sale) of electric and heat power at established rates according to the electric and heat loads dispatch schedules;
- Sale of energy to supply authorities.

The legal address of the Company is: Russian Federation, 656037, Altai territory, city of Barnaul, Brilliantovaya street, 2.

The Company shares are quoted at Russian Trading System and Moscow Interbank Currency Exchange.

Relations with the state and its influence on Group's activity

As of 31 December, 2007 government-controlled RAO UES of Russia held 42.0% of voting shares in OAO Kuzbassenergo (at 31 December, 2006 – 49,0%).

The users of electric and heat power of the Group include enterprises controlled by the government or having a direct relationship with it. Besides, the state controls activity of some fuel suppliers and other suppliers of the Group.

The state exerts direct influence on Group's activity through regulation performed by the Federal Rates Service in the field of wholesale sale of electric power and through the Regional Rates Service in the field of retail sale of heat and electric energy. Operation of all power generating facilities is co-ordinated by OAO System Operator-Central Dispatch Administration of Unified Energy System (subsidiary of OAO RAO UES of Russia) with the purpose of more efficient satisfaction of requirements of the system.

The rates at which the Group sells electric and heat power are determined on the basis of both standards for production of electric and heat power, and standards applicable to natural monopolies. Historically, the rates are determined using the method "costs plus", i.e. the prime cost of provision of services plus profit margin. The prime cost is determined according to the Russian Accounting Standards essentially different from the International Financial Reporting Standards (IFRS). In practice the rates are materially influenced by social and political factors, that, as a rule, entails essential delay in taking decisions on increasing the rates or their insufficient increase.

The policy of the Government of the Russian Federation in economic, social and other spheres may exercise a significant influence on the results of financial and economic activity of the Group.

Operational environment of the Group

The economy of the Russian Federation still has some features of an emerging market. These characteristics include, without limitation: restrictive currency exchange control, and rather high inflation. The effective Russian tax, currency and customs legislation allows various interpretation and is subject to frequent changes. Despite improvement of the situation in the economy of the Russian Federation, the future economic development of the Russian Federation depends largely on efficiency of economic, financial and monetary measures taken by the state, as well as from improvement of a tax, legal, controlling and political situation.

BASIS OF PRESENTATION

The appended consolidated financial statements have been prepared according to the requirements of the International Financial Reporting Standards (IFRS) and the respective Interpretations approved by the International Financial Reporting Interpretations Committee (IFRIC). Consolidated financial statements of the Group have been prepared under the historical cost convention except for acquisition of assets described in Note 24.

Reclassification of comparative data

The Group changed presentation of financial statements as compared to the previous year according to the management understanding that this presentation discloses information on changes of financial standing and performance of the Group in a more suitable and logical way. Comparative data in the financial statements were reclassified according to the current data presentation.

The reclassification of comparative data of the balance sheet is summarized below:

	According to previous financial statements	Adjustment	Taking into account the adjustment
Other non-current assets	135	(104)	31
Bills and deposits	73	(73)	—
Trade and other receivables	673	(78)	595
Advance payments made on account of profit tax	216	(216)	—
Taxes to be refunded	—	475	475
Cash and cash equivalents	198	12	210
Other current assets	16	(16)	—
Long-term credits and loans	433	9	442
Other long-term liabilities	827	(9)	818
Short-term credits and loans	821	3	824
Trade and other payables	1.079	(80)	999
Tax liabilities	646	77	723

Functional currency

The national currency of the Russian Federation, Russian rouble (RUB) is a functional currency of the Group and the currency of presentation of the appended consolidated financial statements.

All financial values of these financial statements presented in roubles are rounded off to within million.

New requirements of standards

Some new standards become effective since 1 January, 2007. New or amended standards and interpretations which at the moment or in the future may affect the Group activity, as well as their effect on the Group accounting policy are presented hereinafter:

IFRS 7 *Financial instruments: disclosures* (IFRS 7) and subsequent amendments to IAS 1 *Presentation of Financial Information* (IAS 1) (applicable since 1 January, 2007).

IFRS 7 and amendments to IAS 1 establish new requirements and recommendations with respect to disclosure of data relating to financial instruments and capital management. Application of IFRS 7 does not influence classification and estimation of financial instruments of the Group.

The following new and amended standards and interpretations become effective since 31 December, 2007 and were not applied at preparation of these consolidated financial statements. The Group intends to use these standards from the moment of their coming into force:

IFRS 8 *Operating Segments* (applicable since 1 January, 2009). The Group chose not to apply this standard before it comes into force.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basic provisions of the accounting policy of the Group applied at preparation of consolidated financial statements are presented below.

Consolidation principles

Subsidiary companies

Subsidiary companies are companies controlled by the Company. The Group is deem to control a company if it may directly or indirectly govern financial and operational policy of this company for the purpose of deriving economic benefit of its activity. Financial statements of subsidiary companies are included into consolidated financial statements of the Group since the date the Group actually acquires control over them, and excluded from consolidated financial statements since the moment of actual discontinuance of such control. Minority interest is shown as a part of the Group equity capital.

In case of need financial statements of subsidiary companies are adjusted to bring accounting policy principles used by them into conformity with the Group's accounting policy.

At preparation of consolidated financial statements balances on accounts and transactions inside the Group, as well as paper profits and losses resulting from such operations are excluded.

Fixed assets

Owned assets

Fixed assets are recognized at actual cost. The cost of a fixed assets item includes the total of actual costs of the Company for acquisition, construction and manufacturing, except for the value added tax and other refundable taxes. Capitalised costs do not include general costs and other similar overheads.

Fixed assets are stated at historical cost less depreciation. Costs of assets acquired prior to 1 January, 2003, are recalculated taking into account effect of inflation before 31 December, 2002.

At each accounting date the management determines availability of symptoms of economic obsolescence of fixed assets. If at least one of such symptoms is revealed, the management evaluates the realisable value of fixed assets.

The following symptoms may testify to availability of economic obsolescence:

- Major changes in production process, economic or legal environment;
- Physical damage to a fixed assets item or group of fixed assets items;
- Reduction of market prices for certain kinds of fixed assets and so forth

The realisable value is determined as a fair value less sales costs or a value in use, whichever is greater (IFRS 36 "Impairment of Assets").

The value in use is a present value of prospective (estimated) future cash flows expected from continuing use of the asset and its retirement in the end of its useful life.

The book value of fixed assets is written off down to their realisable value, and the difference is charged as cost (impairment loss) to the profit and loss statement.

A fixed assets item shall be written off when the Group does not expect any more economic benefits from its ownership or the Group transfers to third persons all risks and benefits from possession of this item. Profits and losses resulting from the retirements of fixed assets are reflected in the profit and loss statement.

Subsequent costs

Expenses for capital repair and expenses associated with replacement of a fixed assets component recognized as a separate item are capitalised, and the book value of the replaced component is written off. Expenses for current repair and maintenance are charged to the profit and loss statement in the period when they are incurred.

Depreciation

Depreciation of fixed assets is charged to the profit and loss statement by a straight-line method during the period of useful life of a permanent asset.

The following service life periods are used at charging depreciation:

Fixed assets used at production of heat and electric power	35-68
Fixed assets used for distribution of electric power	23-68
Fixed assets used for transfer of heat power	25-57
Other	5-60

Financial instruments

Financial instruments reflected in the Group balance include trade and other receivables, cash and cash equivalents, credits and loans, trade and other payables. Financial instruments are initially recognized at fair acquisition value plus costs under the transaction associated with acquisition or issue of the financial instrument if the financial asset or the financial liability are not classified as financial instruments, the change of fair value of which is reflected in the profit and loss statement.

Trade and other accounts receivable

Accounts receivable are stated including the VAT. Accounts receivable from buyers and customers and other kinds of accounts receivable are adjusted for the amount of estimated provision for depreciation of these receivables. This estimated provision for bad debts is formed when there is an objective confirmation of impossibility of reception by the Group of all amounts outstanding according to the initial conditions of repayment. The amount of this estimated provision is calculated as a difference between the book value and the reimbursable amount representing the present value of expected flows discounted using the market interest rate applicable for similar borrowers as of the date of this debt receivable.

Cash and cash equivalents

Cash includes cash in hand and demand deposits in banks. Cash equivalents include short-term high-liquid investments that can be easily converted into cash assets, with a maturity not exceeding three months from the date of acquisition and a cost not subject to significant fluctuations. Cash balance at the year end stated in the consolidated cash flow statement includes cash referred to non-current assets qualified as assets held for sale.

Credits and loans

All credits and loans are initially recognized at a fair acquisition cost, less transaction costs. After the initial recognition all credits and loans are subsequently reflected at depreciated cost with the use of the effective interest rate method.

Long-term credits and loans received or provided by the Group at rates below the market ones, at the initial recognition are reflected at fair value by discounting all future cash flows using average market interest rate available for the Group for financial instruments with similar terms and conditions.

Loans or their part are classified as short-term except for those with respect to which the Group has an unconditional right of extension of maturity for more than 12 months from the accounting date.

Loan costs directly associated with acquisition, construction or manufacture of assets requiring rather long preparation for intended operation shall be added to the cost of these assets till the moment when the assets will be ready for intended operation. All other loan costs are recognized as expenses as incurred. As of the accounting date accrued but unpaid interest is reflected as a part of other accounts payable.

Trade and other payables

Accounts payable to suppliers and customers and other payables shall be reflected taking into account the value added tax. Accounts payable shall be reflected in the balance sheet at the moment when the parties have fulfilled the conditions of the contract and shall be stated at depreciated cost calculated with use of the effective interest rate.

If at re-structuring of accounts payable their present value differs from the acquisition cost by more than ten percent, the fair value of the re-structured indebtedness shall be determined as present value of future cash flows discounted under an interest rate available to the Group as of the re-structuring date.

The discounting amount shall be reflected in the profit and loss statement (financial income) as a re-structuring profit, and the long-term component of the discounted accounts payable shall be classified as other non-current liabilities. The discounted amount shall be depreciated during the whole period of re-structuring and shall be recognized as interest costs.

Lease

If the Company acts as a leaser under a finance lease agreement, the leased item shall be recognized in the balance sheet as a part of fixed assets at a fair value or present value of minimum rent payments (whichever is smaller). At calculation of the present value of minimum rent payments the discount coefficient is meant to be the interest rate specified in the lease arrangement and if it cannot be determined, then taken into consideration is the Bank interest rate under borrowed funds.

In case of transfer of title to the leased facilities upon termination of the lease term the asset shall be depreciated during the term of its useful life, otherwise the asset shall be depreciated during the lease term or the useful life (whichever is shorter).

In case when the Group is a leaser under a lease agreement which do not provide for transition of all risks and benefits of ownership from the lessor to the Group, the rent payments shall be charged in the profit and loss statement on a straight line basis till the end of the lease term.

If any assets are leased out under an operating lease agreement, the rent payments shall be recognized on a straight line basis as an income till the end of the lease term.

Inventories

Inventories shall be stated at the actual prime cost or net selling price, whichever is smaller. Inventories shall be taken into account using the weighted average cost method.

The net selling price represents an anticipated selling price during usual economic activities of the Company less all expenses for completion, as well as product promotion and marketing costs.

The Group shall evaluate from time to time its inventories in order to reveal obsolete and illiquid products and, if required, shall create a respective provision. The depreciation provision shall reduce the value of inventories to the value at which they can be supposedly sold less selling costs.

Value-added tax on purchases and sales

The value-added tax originating at sale of products shall be transferred to the national budget upon (a) receipt of payment from buyers or (b) passage of title to the products to the buyer (whichever is earlier). The input VAT is subject to refunding by offsetting against the amount of the output VAT as the invoices are received. Taxing authorities allow to pay the difference between the input and output VAT. VAT relating to the purchase and sale operations shall be stated separately as a current asset and a current liability. At creation of a provision for depreciation of debt receivable the whole amount of the bad debt, including the VAT, shall be included in the provision.

Dividend

Dividend shall be recognized as liabilities and deducted from the capital amount as of the accounting date only if they were declared (approved by shareholders) before the accounting date inclusive. If dividend was declared after the accounting date, but before the date when the financial statements were approved for issue, the information on them shall be revealed in the Notes to the financial statements.

The amount of the retained earnings of the Group that may be distributed between the shareholders shall be determined on the basis of financial statements prepared under the Russian Accounting Standards. These amounts may essentially differ from those calculated according to IFRS.

Pensions and other remunerations upon termination of labour activity

The Group shall make all the necessary deductions for its employees according to the established rates to the Pension Fund of the Russian Federation. Obligatory payments to the State pension funds shall be charged in the period when respective services were rendered by employees of the Group.

Pension scheme liabilities

The Group has defined benefit plans. A defined benefit plan is a pension plan according to which the amount of pension payments which the employee will receive after retirement is determined depending on several factors, such as age, time record and wage rate.

A liability reflected in the balance sheet with respect to the defined benefit plan is essentially an adjusted present value of pension liabilities as of the accounting date less fair value of the plan assets adjusted for services of past years. Actuarial profits and losses recognized immediately.

Amount of liability under the defined benefit plan shall be calculated by the Group annually. To determine the present value of a liability of the plan and the cost of current services use shall be made of the valuation method involving offseting of predicted accounting unit of the pension. The adjusted present value of a liability under the defined benefit plan shall be calculated by discounting expected future cash payments using interest rates of highly liquid government bonds expressed in a currency in which the payments will be made, and with a maturity terms approximately equal to those of respective pension liabilities.

Health care upon termination of labour activity

The Group provides health care benefits to its employees after their retirement. The right to receive such benefits is provided if an employee worked in the company until achievement of the pension age during the specified minimum term (10 years). Expected expenses with respect to these benefits shall be charged during the period of labour activity with the use of the accounting method similar to that used for the defined benefit plan. Profits and losses resulting from changes of actuarial assumptions shall be charged to profits and losses immediately. These liabilities shall be annually assessed by the Group.

Basic assumptions used at calculation of pension and medical insurance liabilities upon termination of labour activity are the following:

- Discount factor;
- Expected growth of payments to recipients of benefits;
- Average expected length of life of recipients of benefits.

Profit tax

Profit tax charged for the period includes the amounts of current and deferred tax. Profit tax costs shall be charged to the profit and loss statement except for cases when they directly refer to assets and liabilities recognized in the capital flow statement, in which case they shall be recognized in the equity section.

Current profit tax costs shall be reflected in the amount of expected tax payments calculated proceeding from the taxable profit for the year with the use of tax rates effective or actually put in force as of the accounting date, and adjustment of amount of the profit tax liability for previous periods.

Deferred profit tax shall be recognized using the balance accounting method and charged with respect to losses reducing the deferred taxable profit, and temporary differences arising between tax valuation of assets and liabilities and their book value. According to the principle of non-recognition of deferred taxes at initial recognition of transactions, deferred taxes are not recognized with respect to the temporary differences arising at initial recognition of an asset or a liability under transactions other than companies merger transactions if the fact of initial recognition of this transactions does not influence neither the accounting profit nor the taxable profit. Deferred profit tax balances shall be calculated under tax rates effective as of the accounting date, which, as expected, will be effective during the period when temporary differences will be reversed or tax loss will be covered. Deferred profit tax assets relating to deductible temporary differences and losses reducing deferred taxable profit shall be reflected only to the extent that there is a probability to receive in the future taxable profit sufficient to cover such deferred profit tax assets.

Proceeds

Proceeds are recognized at the date of supply of heat and electric power, at shipment of products and at the moment of rendering services not relating to power industry. Proceeds from sale is reflected in a financial statements less the tax to an added value. Amount of proceeds is determined proceeding from heat and electric power rates approved by the Regional power commission.

Accounting by segments

The Group carries out its activity in one geographical region (South-West Siberia) and in one branch – production of electric and heat power in the Kemerovo region. Production of electric and heat power are interdependent kinds of activity and are subject to the same risk factors that makes it possible to reflect them in the accounting as a single segment.

Discontinued operations

Discontinued operation is a component of the Group's business that has been disposed of or is classified held for sale, and (a) represents a separate major line of business or geographical area of operations; (b) is a part of a uniform coordination plan of disposal of a separate major line of business or geographical area of operations; or () is a subsidiary acquired exclusively with a view to resale is the subsidiary acquired only for the purposes of the further resale.

Profit and cash from discontinued operations, if any, are recognized separately from continued operations with comparative data.

Activities that were spin-off as a result of re-structuring of the Group in 2006 do not meet the definition of "component", therefore in this consolidated financial statements they are not presented as discontinued operations.

Non-current assets classified as held for sale

Non-current assets and groups of assets held for sale (can include both non-current and current assets) or disposal groups are classified in the balance sheet as "Non-current assets held for sale" if their book value will be mainly replaced as a result of sale within 12 months after the accounting date. Assets are reclassified when as of the accounting date all the conditions stated below are satisfied: (a) assets may be immediately sold "as they are"; (b) the Group management approved and initiated the implementation of an active campaign to look for a buyer; (c) assets are offered for sale in the market at a reasonable price; (d) asset sale is expected within one year, (e) material changes to the sale plan or its withdrawal are unlikely.

Non-current assets or retirement groups classified as held for sale in the balance sheet of the current period, are not classified and are not stated in the balance sheet of the previous period with the purpose of their classification in the end of the current period.

Disposal groups held for sale are recognized at the book value or fair value less sales costs, whichever is the least. No depreciation is charged on assets held for sale.

Liabilities which are directly associated with assets group held for sale are stated in the balance sheet separately from other liabilities.

Earnings per share

Earnings per share are determined by dividing the net profit (or loss) attributable to holders of common shares in the parent company by the average weighted number of common shares outstanding during the accounting period.

Minority interest

Minority interest is a part of net operating results and net assets of a subsidiary company. Minority interest is calculated on the basis of share of minority shareholders in net assets of the subsidiary company.

Estimation of fair value

For the purpose of preparation of financial statements fair value of accounts receivable is determined by discounting the cost of estimated cash flows at a market interest rate applied to similar borrowed funds for similar borrowers as of the accounting date.

Fair value of financial liabilities and other financial instruments (except for those negotiable on the market) for the purposes of information disclosure is evaluated by discounting future cash flows at current market interest rate at which the Group may borrow funds with the use of similar financial instruments. Fair value of financial instruments negotiable in the market for the purpose of information disclosure is calculated on the basis of the closing current market value as of the accounting date.

Seasonal nature of activities

Both season of the year and weather conditions influence the demand for heat and electric power. Major part of incomes from heat power sale is received during the period from October to March. Similarly, though not so obviously, major part of electric power sales occurs in the same period. Seasonal nature of production of heat and electric power influences fuel consumption and energy purchase.

Besides, during the period of decreased production volumes from April to September repair and maintenance costs increase. Seasonal nature of activities do not influence the recognition by the Group of incomes or expenses.

Accounting valuations and assumptions

The Group makes a number of assumptions and estimations which can affect representation in the financial statements of assets and liabilities in the next financial year. Estimations and judgments are regularly revised based on management's experience and other factors including the forecast of future events justified under existing circumstances. The management also uses certain judgments at application of certain principles of the accounting policy. Most significant judgments affecting financial statements as well as estimations capable to cause significant adjustment of the book value of assets and liabilities in the next financial year are presented

below:

Provision for bad debts receivable.

Provision for depreciation of receivables is based on estimation of probability of collection of accounts receivable from specific counterparts. In the event of general worsening of solvency of buyers or if real level of non-payment of debts by counterparts exceeds the forecasted one, actual results may differ from those estimated.

Provision for depreciation of non-financial assets.

On each date of preparation of financial statements the Group management evaluates availability of any signs of reduction of the replacement cost of assets with respect to the book value. If any such reduction is revealed, the book value of assets is reduced down to the replacement cost determined as a result of estimation. The decrease amount is reflected in the consolidated profit and loss statement in the period in which such a decrease was revealed. In case of inverse changes, if the management finds out that the value of assets increased, the provision for depreciation is reversed (in full or in part).

Accounting of provisions includes provisions relating to fixed assets, investments, other long-term assets and obsolete inventories.

Recognition of acquisition of assets from OAO Altaienergo.

The Group acquired generating assets from OAO Altaienergo (ref. Note 24). This transaction represents a an acquisition of assets under common control. As of 31 December, 2006 the Group had no control over the acquired business since as of the accounting date it did not possess the respective assets, did not possess manpower for carrying out operational activity with the use of these assets, did not nominate officers responsible for management of the operational activity.

The date of acquisition for accounting purposes is deemed to be 1 January, 2007. Since Altaienergo earlier has not issues financial statements in compliance with IFRS, the Group has made to use the resolution Regulations IFRS 1 *First-Time Adoption of IRFSs* to determine the value net assets acquired from Altaienergo as of 1 January, 2007 according to requirements of IFRS.

The date of acquisition for accounting purposes is deemed to be 1 January, 2007. Since Altaienergo earlier has not issues financial statements in compliance with IFRS, the Group has made to use the resolution Regulations IFRS 1 *First-Time Adoption of IRFSs* to determine the value net assets acquired from Altaienergo as of 1 January, 2007 according to requirements of IFRS.

PROCEEDS

	2007	2006
Electric energy	8,182	12,986
Heat energy	6,369	4,314
Power	4,843	1,222
Other sales	1,039	1,115
Total	20,433	19,637

COST OF SALES

	2007	2006
Fuel	9,770	8,041
Wages and deductions from the wages fund	2,783	2,762
Depreciation of fixed assets	1,612	1,556
Purchase electric power	1,137	698
Repair and maintenance costs	1,055	1,489

Acquisition of other materials	826	435
Taxes, except for the profit tax	568	673
Land lease	446	413
Water supply	336	412
Professional services	281	441
Licence fee	238	1,004
Miscellaneous costs	824	860
Total	19,876	18,784

MISCELLANEOUS COSTS, NET

	2007	2006
Loss from retirement of fixed assets	378	240
Expenses for charity	52	114
Miscellaneous costs, net	173	69
Total	603	423

FINANCIAL COSTS

	2007	2006
Discount amortisation with respect to the restructured accounts payable and tax arrears	461	225
Interest expense	115	119
Total	576	344

FIXED ASSETS

	Production of heat and electric power	Transfer and distribution of electric power	Heat networks	Land lots and buildings	Other	Construction in progress	Total
Acquisition cost							
Balance as of 31 December, 2005	31,904	20,255	3,299	2,330	25,032	990	83,810
Acquisitions	—	—	—	—	—	1,439	1,439
Transfer from construction in progress	385	61	128	20	658	(1,252)	—
Retirement	(61)	(20)	(9)	(1)	(421)	(101)	(613)
Spin-off of companies	(190)	(17,641)	—	(206)	(5,430)	(118)	(23,585)
Reclassification into non-current assets intended for retirement (ref. Note 23)	(11,765)	(739)	—	(227)	(8,353)	(322)	(21,406)
Balance as of 31 December, 2006	20,273	1,916	3,418	1,916	11,486	636	39,645
Reclassification	821	108	198	—	(1,127)	—	—
Acquisition of assets under common control (ref. Note 24)	8,896	103	1,164	962	767	—	11,892
Acquisitions	—	—	—	—	—	3,006	3,006
Transfer from construction in progress	432	6	1,077	12	716	(2,243)	—
Retirement	(99)	(6)	(314)	(122)	(180)	(152)	(873)
Balance as of 31 December, 2007	30,323	2,127	5,543	2,768	11,662	1,247	53,670
Accumulated depreciation							
Balance as of 31 December, 2005	19,838	15,395	2,102	1,132	20,568	—	59,035
Charged for the year	642	202	160	58	494	—	1,556
Retirement	(38)	(14)	(9)	—	(273)	—	(334)
Spin-off of companies	(52)	(13,219)	—	(102)	(4,199)	—	(17,572)
Reclassification into non-current assets intended for retirement (ref. Note 23)	(8,463)	(704)	—	(71)	(7,874)	—	(17,112)
Balance as of 31 December, 2006	11,927	1,660	2,253	1,017	8,716	—	25,573

Reclassification	474	75	51	—	(600)	—	—
Charged for the year	843	45	280	74	372	—	1,614
Retirement	(98)	(6)	(114)	(121)	(78)	—	(417)
Balance as of 31 December, 2007	13,146	1,774	2,470	970	8,410	—	26,770
Depreciated value as of 31 December, 2006	8,346	256	1,165	899	2,770	636	14,072
Depreciated value as of 31 December, 2007	17,177	353	3,073	1,798	3,252	1,247	26,900

Other fixed assets include means of transport, office furniture, medical and other equipment.

Item "Construction in progress" as of 31 December,. 2007 includes advance payments under capital construction for an amount of 430 million RUB (as of 31 December,: 35 million RUB).

According to the analysis conducted by the Group management the recoverable value of fixed assets exceeds their book value.

Fixed assets with a depreciated value of 527 million RUB earlier classified within "Other" group were reclassified depending on their essence into respective groups of fixed assets.

INVENTORIES

	2007	2006
Production reserves of fuel	952	644
Raw materials and supplies	647	310
Subtotal	1,599	954
Less: provision for depreciation of stocks	121	78
Total	1,478	876

As of 31 December,, 2006 Group inventories for an amount of 615 million RUB were under pledge as a security on credits.

TRADE AND OTHER RECEIVABLES

	2007	2006
Trade receivables	767	472
Advance payments made to suppliers	1,281	284
Other receivables	210	169
Subtotal	2,258	925
Less: provision for doubtful debts	210	330
Total	2,048	595

The amount of provision for doubtful debts is determined by the Group management on the basis of analysis of solvency specific consumers, methods of payment by the client, future receipts and analysis of estimated cash flows.

	2007	2006
Provision for depreciation as of the beginning of the period	330	467
Additional provision for doubtful debts	87	—
Reversal of doubtful debts	(149)	(8)
Writing off of doubtful debts	(58)	(14)
Allocation	—	(115)
Provision for depreciation as of the end of the period	210	330

The Group management believes that the Group may receive the net cost of sale of debt receivable in cash and through non-cash settlement and consequently the specified amount reflects their fair cost.

TAXES TO BE REFUNDED

	2007	2006
VAT to be refunded	132	216
Advance payments made on account of profit tax	164	216
Other taxes to be refunded	14	43
Total	310	475

CASH AND CASH EQUIVALENTS

	2007	2006
Cash in hand, RUB	107	197
Other cash and cash equivalents, RUB	5,421	13
Total	5,528	210

EQUITY

	Number of ordinary shares			
	2007	2006	2007	2006
Declared and outstanding share capital				
Ordinary shares	706,163,800	606,163,800	3,789	3,689

The par value of ordinary shares is 1 RUB per one share. All issued shares are fully paid up.

The book value of the share capital has been corrected to account for the effect of hyperinflation existed in the Russian Federation up to the end of 2002.

Additional share issue. In November, 2007 the Company additionally issued 100,000,000 ordinary shares at a price of 75 RUB per share. The proceeds from the additional share issue, less associated costs of 194 million RUB, amounted to 7.315 million RUB and were stated in the consolidated capital flow statement.

Dividend. At the extraordinary shareholder meeting held on 6 June, 2007 it was resolved to pay out dividend on ordinary shares based on results of 3 months ended 31 March, 2007, at a rate of 0.018955 RUB per share. Total amount of dividends is 12 million RUB, including dividend the OAO RAO UES of Russia and SUEK in the amount of 6 million RUB and 6 million RUB accordingly.

Profit / (loss) per share. The basic earnings per share has been calculated with the use of weighted average number of ordinary issued shares during the year. The basic and the diluted earnings per share do not differ, since there is no diluted earnings.

	2007	2006
Average number of ordinary issued shares	619,571,570	606,163,800
Net profit / (loss) for the period attributable to shareholders of the parent company	2,790	(114)
Basic and diluted profit / (loss) per share (roubles)	4.50	(0.19)

CREDITS AND LOANS

	Effective rate	2007	2006
Long-term credits and loans			

	Effective rate	2007	2006
OAO Alfa Bank	10.75 %	—	177
Raiffeisen Bank	MOSPRIME+3.4 %	—	256
Total long-term credits and loans		—	433
Current finance lease liabilities		46	12
Subtotal		46	445
Less: current part of long-term finance lease liabilities		20	3
Total long-term credits and loans and finance lease liabilities		26	442
Short-term credits and loans	6.72 % to 9.5 %	—	821
Current part of long-term finance lease liabilities		20	3
Total short-term credits and loans and finance lease liabilities		20	824
Total		46	1,266

All loans and credits were received by the Group in roubles. Long-term credits and loans were repaid in December, 2007.

OTHER LONG-TERM LIABILITIES

		2007	2006
Restructured accounts payable	(i)	—	677
Less: short-term part of restructured accounts payable		—	246
Long-term part of restructured accounts payable		—	431
Provision for the pension fund scheme	(ii)	352	387
Provision for soil reclamation	(iii)	97	—
Total		449	818

The company restructured the trade payables with a maturity of up to 6 years. In December 2007 the whole amount of the restructured trade payables was repaid ahead of schedule.

The balance of liabilities under the pension fund scheme consisted of the following components:

	2007	2006
Pension fund scheme	157	159
Medical care after retirement	195	228
Total	352	387

Changes of liabilities under the pension fund scheme in 2007 are presented below:

	Group, except for spun-off companies	Spun-off companies	Total
Expected pension liabilities as of beginning of the year	388	87	475
Cost of current services	10	—	10
Interest expense	32	2	34
Recognised actuarial profit	(62)	(6)	(68)
Disbursed pensions	(20)	—	(20)
Profit from decrease of liabilities due to withdrawal of subsidiaries	—	(83)	(83)
Cost of services for previous years recognised as a result of acquisition Altaienergo assets	4	—	4
Expected pension liabilities as of the year end	352	—	352

Liabilities under the pension fund scheme equals the respective provision recognised in the consolidated balance sheet of the financial statements.

Actuarial assumptions used in calculation of pension liabilities are presented below:

	2007	2006
Discounting percent used for calculation of the discounted value of liabilities on wages	7 %	7 %
Expected increase in payments of pensions and medical costs in real terms	0 %	0 %
Expected increase in nonrecurring payments (dismissal compensation, monthly pension payments, payments in case of death of employees, their close relatives and pensioners) and medical costs in real terms	7 %	7 %

Average expected surviving term (years):

	2007	2006
Men		
< 30 years	39-43	39-43
31-35 years	35	35
36-40 years	31	31
41-45 years	26	26
46-50 years	23	23
51-55 years	19	19
56 years and older	6-16	6-16
Women		
< 30 years	48-53	48-53
31-35 years	43	43
36-40 years	39	39
41-45 years	34	34
46-50 years	29	29
51 year and older	7-25	7-25

The expected amount of payments under the pension plan for 12 months after 31 December, 2007 is 23 million RUB.

The provision refers to expected future costs of the Group associated with its obligation on rehabilitation of ash dumps.

TRADE AND OTHER PAYABLES

	2007	2006
Trade payables	956	171
Arrears of wages	295	151
Advance payments received	199	107
Settlements under the regional energy saving program	115	132
Short-term part of the restructured trade payables (ref. Note 15)	—	246
Other accounts payable	224	192
Total	1,789	999

TAX LIABILITIES

	2007	2006
Default interest and fines under taxes	90	210
Corporate property tax	86	94
Water tax	84	90
VAT	51	136
Taxes associated with personnel (uniform social tax and income tax)	64	39
Settlement of accounts on tax credits	—	76
Other taxes	83	78
Total	458	723

PROFIT TAX

	2007	2006
Profit tax expenses		
Current profit tax	940	375
Deferred profit tax expenses / (refund)	52	(138)
Total profit tax expenses	992	237

Given below is the reconciliation of the theoretical amount of profit tax calculated proceeding from the current tax rate in the Russian Federation, and the actual amount of the profit tax stated in the Profit and Loss Statement:

	2007	2006
Profit before tax	3,880	194
Theoretical profit tax at a rate of 24 %	931	47
Costs not subject to offsetting / (exempt income)	36	177
Including:		
— retirement of other assets	42	43
— material aid and other payments to employees	82	30
— use of previously unrecognized deferred loss	(238)	—

— other	150	104
Adjustment of profit tax of previous years	25	13
Total profit tax	992	237

APPENDIX No. 4

OAO Kuzbassenergo

ACCOUNTING POLICY
FOR ACCOUNTING PURPOSES
FOR 2008

City of Kemerovo

1. General

This document has been developed for internal use of the Accounts Departments of OAO Kuzbassenergo (hereinafter referred to as the "Company") taking into account:

- requirements of the Russian legislation pertaining to accounting and reporting;
- particularities of business activity of the Company.

This document describes accounting methods chosen by the Company in cases, when:

- various alternatives of accounting are stipulated by the accounting legislation;
- accounting methods are not regulated by the accounting legislation;
- the accounting legislation establishes accounting principles, and the Company approves particularities of their application proceeding from specific conditions of business environment (branch appurtenance, structure, amounts, etc.) as well as establishes other requirements detailing methods of accounting of specific facts of business activity.

The following basic concepts are used in this document.

Production unit – industrial subdivision of the Company including one or several production sites (for example, a station).

Cost center – organizational subdivision of the Company representing a separate cost unit segregated in accounting systems.

Process – a separate object for collection and distribution of costs of various cost centers used for calculation of prime costs of specific kinds of activity of the Company.

Calculation objects:

- total prime cost of sold electric energy;
- total prime cost of power sold under regulated contracts;
- total prime cost of heat energy sold to consumers.

Calculation unit means accordingly 1 kW·h, 1 MW and 1 Gcal of sold electric energy, power and heat energy.

1.1. Organizational and technical aspects

1.1.1. Arrangement of accounting

The responsibility for arrangement of accounting in the Company and compliance with the requirements of legislation when carrying out business transactions rests with the CEO of the Company.

The chief accountant shall bear responsibility for development of the accounting policy, book-keeping, timely submission of complete and authentic financial statements.

In addition to the order on accounting policy the Company may develop during the financial year methodological guidelines and instructions on various matters of accounting reflecting the specificity of the Company's activity and requiring specific explanations due to their lack in the regulatory documents. Such guidelines and instructions shall be executed in the form of appendices to the accounting policy or in the form of separate methodical recommendations and approved by the order (or another directive) of the General Director of the Company.

Business and tax accounting in the Executive Office of the Company, in its branches and the Representative Office shall be carried out by the Accounts Departments headed by chief accountants.

Chief accountants of the branches and the Representative Office, according to the Federal Act on accounting in the Russian Federation, shall ensure control of recognition of transactions in the accounting, submission of current information, preparation of financial statements within the established time limits, analysis (together with other structural subdivisions) of financial and economic activity. They shall report

directly to the director, and in terms of arrangement of accounting, preparation of financial statements, tax assessment, control procedure and methods - to the chief accountant of the Company.

Branches and the Representative Office shall submit to the Executive Office of the Company their financial statements for subsequent consolidation and processing, calculation of specific taxes and submission to higher and taxing authorities.

The responsibility for organization and management of business and tax accounting, as well as for conformity of recognition of carried out financial and economic transactions to the effective legislation in branches and the Representative Office rests with directors and chief accountants of branches and the Representative Office (article 6 of the Law on Accounting No.129 - FZ).

Subsidiary and dependent companies shall independently keep accounting, prepare balance sheets and other financial statements, pay taxes and other charges according to the effective legislation.

The structure of the Accounts Department, the number of employees of bookkeeping divisions shall be determined by the Company by-laws, the list of personnel and duty regulations of the Company.

The accounting of business transactions shall be conducted in compliance with this Accounting Policy and the uniform chart of accounts containing applicable accounts for carrying out synthetic and analytical accounting.

1.1.2. Document management and processing of accounting information

The accounting in the Company is computerised. The Company uses for its bookkeeping processing of accounting information bookkeeping software "1S: Bookkeeping" ("1S: Bukhgalteria").

The accounting registers include turnover balance sheets, accounts cards, accounts analyses, the ledger, analytical accounting sheets, transaction journals and other registration forms.

The output forms of accounting registers (ledgers. turnover sheets, etc.) and source documents created by means of computers, shall be monthly printed out and signed by the person who prepared the same and the chief accountant or a person acting in his stead. Inventory cards of accounting of fixed assets shall be printed out at entering in the books of newly commissioned fixed assets and at upon any change of their parameters and appended to the cards printed out earlier. The responsibility for safe keeping of the information both in hard copies and in the electronic shall rest with the chief accountant.

According to the Company by-laws only chief executive officers of the Company are vested with the right to sign primary accounting documents. Chiefs of branches, the Representative Office and departments of the Executive Office shall be authorized to sign primary accounting documents by virtue of powers of attorney issued by the Company, or by virtue of the Company by-laws. Besides, they are authorized to sign other internal documents of the Company if it is stipulated by their office duties.

Papers be documenting business transactions with monetary funds (in bank accounts and in the cash department of the Company) shall be signed by the general director and the chief accountant, or their deputies within their terms of reference and persons authorized by them (in branches – by directors and chief accountants, and persons authorized by them according to the by-laws).

- Besides the accounting policy the Company uses documents regulating its business activity:
- forms of primary accounting documents which do not have standard forms, as well as forms of documents for internal accounting;
- document management and accounting information processing rules;
- business transactions control procedure.

1.1.3. Working accounts chart

For accounting of assets, liabilities and business transactions the Company uses the Working Accounts Chart of the Company presented in ***Appendix No. 1*** to the Accounting Policy.

The Working Accounts Chart contains analytics levels, reference books necessary for bookkeeping and submission of financial statements according to the requirements of the Russian legislation in the field of accounting, as well as according to the management accounting requirements.

For the purposes of tax and management accounting the Company may introduce additional levels of analytics.

1.1.4. Inventory taking

To ensure of reliability of accounting data and financial statements all liabilities and assets of the Company, irrespective of their location are subject to inventory taking.

Inventory taking shall be carried out in the following time limits:

- Fixed assets – once every three years as of 1 November;
- Capital investments – annually as of 1 December;
- Long-term and short-term financial investments – annually as of 31 December,;
- Balances of warehouse stocks – annually as of 1 October;
- Fuel – quarterly as of the 1st day of the month following the accounting one;
- Spirit and petroleum products - monthly as of the 1st day of the month following the accounting one;
- Cash in hand and account balances – monthly as of the 1st day of the month, as well as in case of transfer of monetary funds to another person accountable for assets;
- Deferred expense and income – annually as of 31 December,;
- Accounts receivable (except for accounts receivable from consumers of electric and heat energy) and payable – quarterly as of the 1st day of the month following the accounting quarter;
- Accounts receivable from consumers of electric and heat energy - annually as of 31 December,;
- Settlement of accounts under taxes and compulsory fiscal charges and deductions to off-budget funds – annually as of 31 December;
- Intragroup settlements – monthly as of the 1st day of the month following the accounting one;
- Borrowed funds – quarterly as of the end of the quarter;
- Other assets – annually as of 31 December.

By the resolution of the management of the Company or its separate subdivisions additional inventories may be taken subject to execution of respective organizational and administrative documents.

To provide for inventory taking, the Company shall form a permanent Inventory Commission the members of which shall be approved by the CEO of the Company.

For inventory taking in separate subdivisions of the Company the composition of the permanent Inventory Commission shall be approved by the CEO of the respective subdivision.

1.2. Procedural aspects

1.2.1. Basic assumptions of accounting

The accounting policy shall be developed proceeding from the following basic assumptions:

- Independence of assets;
- Going concern;
- Time definiteness of facts of business activity;
- Continuous application of the accounting policy.

Besides, at book-keeping the following basic requirements shall be observed:

- Completeness;
- Timeliness;
- Good judgement;
- Substance over form;
- Consistency;
- Rationality.

1.2.2. Changes to the accounting policy

The Company accounting policy may be amended in cases of:

- Changes of the legislation of the Russian Federation or regulatory documents pertaining to the accounting;
- Development by the Company of new accounting methods if such a new accounting method provides for more faithful presentation of the facts of business activity in the accounting or smaller labour content of the accounting process without prejudice to the reliability level of the information;
- Material changes of the conditions of activity of the Company (reorganization, change of ownership, change of lines of activity, etc.).

Changes to the accounting policy shall be introduced since 1 January of the year following the year of its approval by the order of the CEO of the Company.

1.2.3. Requirements to the information disclosed in the financial statements

At formation of the accounting parameters the Company shall comply with the following principles:

- The financial statements shall be prepared on the basis of accounting data using the established forms. Any changes to the adopted contents and form of the Balance Sheet, the Profit and Loss Statement and Notes thereto are allowed in exceptional cases only[2];
- Reliability and completeness of recognition of data in the financial statements and neutrality of the information contained therein, i.e. inadmissibility of unilateral satisfaction of interests of one groups of users of the financial statements to the prejudice of others;
- Consistency, i.e. observance of the content and forms of financial statements adopted by the Company consistently throughout consecutive accounting periods;
- Changes to the financial statements applicable to either the accounting year or preceding periods (after their approval) shall be made to the financial statements prepared for the accounting period in which misstatements were revealed;
- Rationality means that expenses for collection and processing of information should not exceed the benefits received by the Company from its submission;
- Financial Statement items are confirmed by the results of inventory check of assets and liabilities;
- The Financial Statements include net quantitative values, i.e. less correcting variables which are disclosed in the notes to the Balance Sheet and the Profit and Loss Statement;

[2] For example, at any change of the line of activity the entity shall substantiate each such change. Every major modification should be disclosed in the Notes to the Balance Sheet and the Profit and Loss Statement including the reasons which gave rise to this change

- Inadmissibility in the Financial Statements of offset between assets and liabilities items, items of profits and losses, except for cases when such an offset is provided for by the rules established by regulatory documents;
- Materiality means that non-disclosure in the Financial Statements of an essential parameter relating to specific assets, liabilities, incomes, costs and business transactions as well as capital components may influence business decisions taken by an interested user on the basis of the accounting information.

The company recognizes as material an amount relating to a specific item of the Financial Statements the ratio of which to the grand total of the respective data (group of respective items)[4] in the accounting year is at least five percent.

The financial statements of branches and Representative Office are not completed and shall be submitted to the Bookkeeping and Tax Accounting Department of the Executive Office of the Company for subsequent consolidation and processing for the purpose preparations of the consolidated financial statements of the Company.

1.2.4. Particularities of accounting of intragroup transactions between the branches

Transactions involving assignment of assets to branches and Representative Office shall be recognized in the accounting on account 79 "Intracompany settlements", subaccount "Payments under endowments" and shall be stated in line 423 of Section IV "Equity and reserves" of the Balance Sheet liabilities.

The transfer of inventories within the Company shall be recognized in the accounting on account 79 "Intracompany settlements with respect to current transactions" bypassing sales, receivables and payables accounts, without charging VAT and mark-up.

Moving of inventories between branches shall be documented using form M-15 "Bill of lading for the issue of materials to third parties". The first copy of the bill of lading shall be handed over to the consignee branch.

Transactions involving transfer to the branches of:

- specific kinds of costs,

- settlements under agreements the consignees under which are branches,

- the balance of settlements under taxes paid in a centralized manner,

etc. shall be recognized in the accounting on account 79 "Intracompany settlements with respect to current transactions".

1.2.5. Relations with subsidiary and dependent companies

Business transactions between the Company and subsidiaries shall be recognized in the accounting using respective settlement accounts segregated as a separate subaccount, with VAT charging and compulsory monthly reconciliation of settlements confirmed by bilateral reconciliation statements.

Dependent companies shall present annual accounting statements in accordance with constituent documents to founders, members or owners of its assets as well as territorial statistical authorities at the place of their registration. Accounting statements shall be presented to other Executive Office, banks and other users in accordance with the legislation of the Russian Federation.

Time and volume of accounting statements presented to the Executive Office shall be determined by the chief accountant of the Company.

---

[4] For example, group of respective items "Inventories" including items "Raw materials", "Costs of work in progress", "Finished products", "Goods held for resale", "Deferred expense"

2. Intangible assets

2.1. Conditions of recognition and definitions

Intangible assets of the Company include the following intellectual property assets (exclusive right to results of intellectual activity):

- exclusive right[6] of a patentee to its invention, industrial design, useful model;
- exclusive copyright to computer programs. databases;
- exclusive right of a holder to the trade mark and service mark, appellation of origin;
- company goodwill;
- organizational expenses considered to be a contribution to the authorized (share) capital.

For an intangible asset to be accepted for accounting simultaneous fulfilment of the following conditions is necessary:

a) Absence of a material (physical) structure;

b) Possibility of its identification (segregation, separation) by the organization from other assets;

c) Use in production, at fulfilment of works or rendering of services or for administrative needs of the organization;

d) Usage for a long term of useful life (exceeding 12 months or a normal operational cycle if it exceeds 12 months);

e) The organization does not envisage subsequent resale of this asset;

f) Ability to bring economic benefit (income) to the organization in the future;

g) Availability of properly executed documents confirming the existence of the asset and the exclusive right of the organization on results of intellectual activity (patents, certificates, other documents of title, patent, trade mark, etc. assignment (acquisition) agreement).

For the accounting unit of intangible assets is taken an inventory item. The inventory item of intangible assets means the whole of rights arising from one patent, certificate, title assignment agreement, etc. The basic sign by which one inventory item is distinguished from another, is the fulfillment by it of an independent function in production, fulfilment of works or rendering of services or use for administrative needs of the Company.

2.2. Evaluation of intangible assets

Intangible assets are recognized at their historical cost which shall be determined proceeding from the acquisition method.

The historical cost of intangible assets acquired for a valuable consideration, shall be determined as total *actual costs* of acquisition:

- amounts paid to the rightholder according to the title assignment agreement;
- amounts paid to outside agencies for informational and consultation services associated with the acquisition;
- registration fees, customs duties and patent fees associated with the title assignment;
- nonrefundable taxes associated with the acquisition;
- remunerations paid to an intermediary organization through which the assets were acquired;
- other costs directly associated with the acquisition.

---

[6] The exclusive right means Company's title to the results of intellectual activity

The above costs do not include the VAT and other refundable taxes (except for cases stipulated by the legislation).

The historical cost of intangible assets contributed to the authorized (share) capital shall be determined proceeding from their monetary value agreed by the founders (members) unless otherwise provided for by the legislation of the Russian Federation.

The value of intangible assets received by the Company under a gift agreement (free of charge) shall be determined proceeding from their market value as of the date of entering in the books. Data on values shall be submitted to the Accounts Department by the structural subdivision of the Company responsible for reception of this asset, and should be confirmed documentarily.

The historical cost of intangible assets received in exchange for other assets shall be determined proceeding from the cost the assets transferred in exchange. The cost of this assets (valuables) shall be established proceeding from the price at which in comparable circumstances the organization usually establishes the cost of similar products.

If it is impossible to establish the cost of valuables being disposed of, the Company shall establish the cost of valuables being acquired proceeding from the cost at which similar intangible assets are normally acquired in comparable circumstances.

The historical cost includes the amounts of additional expenses for bringing the acquired assets to the condition suitable for its intended use. For example, wages of employees involved and respective amounts of the uniform social tax, material and other costs.

The historical cost of intangible assets created by the Company shall be determined as actual gross expenditures for their creation or development (material resources spent, wages, Uniform Social Tax, expenses for compulsory pension insurance and instalments under industrial accident insurance of employees participating in creation of the intangible assets, services of outside organizations under counteragency (associate contractor) agreements, patent fees associated with acquisition of patents, certificates, etc.), except for the VAT and other refundable taxes.

Intangible assets shall be considered to be created if:

- The exclusive right to the results of intellectual activity obtained in in the course of discharging official duties or under a specific task of the Company (employer), belongs to the Company;
- The exclusive right to the results of intellectual activity obtained by the author (authors) under an agreement with the Company acting as the customer who and not the employer, belongs to the Company;
- The trade-mark certificate or the appellation of origin certificate has been issued to the Company.

Expenses for acquisition or creation of intangible assets which have not been yet transferred to the operation shall be recognized in the respective subaccount of account 08 'Investments in fixed assets'. Upon commissioning accumulated expenses shall be written off to the debit of account 04 'Intangible assets'.

2.3. Amortization of intangible assets

The Company shall charge the amortization since the 1st day of the month following the month when this asset was entered in the books until complete amortization of the cost of the intangible asset or its retirement or disposal. The amortization shall be charged to account 05 'Amortization of intangible assets' using *the straight-line method* (except for the goodwill) proceeding from term of useful life which shall be specified in the certificate of acceptance of intangible assets for operation, as well as in the intangible assets accounting card according to form NMA-1.

The term of useful life shall be determined by the Company proceeding from:

- The term of validity of the patent, certificate and other restrictions of the terms of use of intellectual property according to the legislation of the Russian Federation;
- The expected term of use of this asset during which the Company expects to receive economic benefit (income).

An intangible asset the term of useful life of which cannot be determined shall be amortized during 20 years (but in any case within the term of activity of the Company).

2.4. Retirement of intangible assets

The intangible assets of the Company shall be retired as a result of sale, writing off due to inexpediency of further use or upon expiration of the period of validity of the rights, transfer to authorized capitals of other companies, etc.

At retirement of intangible assets their cost shall be decreased by the amount of amortization charged during their use. At retirement of intangible asset items (sale, writing off, etc.) their cost recognized on account 04 'Intangible assets' shall be decreased by the amount of amortization charged during their use (from debit side of account 05 'Amortization of intangible assets'). The Depreciated value of retired assets shall be written off from account 04 'Intangible assets' to account 91 'Other income and expense'.

Income and expense from retirement of intangible assets shall be included in the Company's financial result of the accounting period to which they relate.

2.5. Provision of the right of use of intangible assets

The right of use of intellectual property assets shall be provided (received) on the basis of licence, author's, franchise and other similar agreements concluded between the rightholder (the Company) and the user according to the procedure established by the legislation of the Russian Federation.

Intangible assets provided by the Company in use to another organization under condition of retention by the Company of exclusive rights to the results of intellectual activity shall not be written off and shall be subject to a separate recognition in the Company accounting.

The amortization of intangible assets provided in use shall be charged by the Company.

If the intangible assets are received by the Company in use shall be recognized by the Company on the off-balance account according to the estimation specified in the agreement.

Periodical payments for the granted right of use of intellectual property assets including royalties calculated and paid according to the established procedure and within the terms established by the agreement shall be included by the Company into the costs of the accounting period, and payments for the granted right of use of the intellectual property assets, made in the form of a fixed lump sum payment, including royalties, shall be recognized in the Company's accounting as Deferred expense and shall be written off during the term of validity of the agreement.

3. Fixed assets and capital investments

3.1. Conditions of recognition and definitions

For an asset to be recognized as a fixed asset all the following conditions shall be met:

a) The asset is intended for use in production, at fulfilment of works or rendering of services, for administrative needs of the company or for provision by the company for a valuable consideration in temporary possession and use or in temporary use;

b) The asset is intended for a long term of useful life (exceeding 12 months or a normal operational cycle if it exceeds 12 months)[7];

c) The organization does not envisage subsequent resale of this asset;

d) The asset is capable to bring economic benefit (income) to the organization in the future.

---

[7] Normal operational cycle means the duration of the production period of manufacturing of products (fulfilment of works, rendering of services)

For the accounting unit of fixed assets is taken an inventory item. Inventory itemof fixed assets means an item with all fixtures and fittings or a structurally detached item intended for performing certain independent functions or a detached complex of structurally connected objects representing a unit and intended for performing certain work. The complex of structurally connected objects is one or several objects of one or different purposes, having common fixtures and fittings, common control, mounted on the same foundation, therefore each subject entering into a complex being capable to perform its functions only as a part of the complex, but not independently.

The inventory value of such fixed assets as computers shall be determined as the sum of values of all components (system unit, display, printer, keyboard, mouse, etc.) enabling their use for performance of certain operations. Components and peripherals purchased for replacement of out-of-order computer devices shall be recognized as spare parts in the respective subaccount of Account 10 'Materials'.

Assets with a cost not exceeding 20,000 roubles eligible for recognition as fixed assets (item 4 of the Accounting Regulations PBU 6/01) shall be recognized in accounting and the financial statements as a part of inventories on account 10 'Materials' (item of the Accounting Regulations 5 PBU 6/01).

Movement of such assets (acquisition, moving, retirement, disposal) shall be documented on the basis of primary accounting documents intended for documenting of similar operations of accounting of inventories.

This requirement does not apply to the following groups of fixed assets:

- Buildings;

- Structures;

- Plant and equipment;

- Means of transport.

Such assets shall be recognized as a part of fixed assets on account 01 'Fixed assets' and their cost shall be included in the company costs by charging the depreciation according to the established procedure.

The analytical accounting of fixed assets in the Company is carried out with respect to:

- Groups of fixed assets (buildings, structures, transfer systems, machines and equipment, means of transport, tools, productive cattle, working cattle, perennial plantations, land lots, nature assets);

- Fixed assets classes providing for the accounting according to the Russian fixed assets qualification system OK-013-94 (approved by the resolution No. 359 of the State Committee for Standardization, Metrology and Certification (Gosstandart) of the Russian Federation of 26.12.94. (as amended on 14.04.1998);

- Fixed assets located in places of storage, operation, stock (reserve), in the stage of completion, under repair, retrofitting, rehabilitation, modernization, partial liquidation, preservation and with respect to the persons accountable for the assets.

Recognized as fixed assets in stock are machines and equipment which do not require installation (means of transport, construction mechanisms, etc.), as well as machines and equipment requiring installation, but intended to be kept in stock (reserve) according to the established technological and other requirements. The above assets shall be recognized as fixed assets on the basis of the certificate of acceptance of fixed assets approved by the chief.

Fixed assets intended exclusively for provision by the company for a valuable consideration in temporary possession and use with the purpose of acquisition of income shall be recognized in the accounting and financial statements as a part of income-bearing investments in tangible assets with the use of account 03 'Income-bearing investments in tangible assets'.

Fixed assets acquired for the purpose of subsequent sale or donation shall be recognized on account 41 'Goods".

A fixed asset owned jointly by two or several organizations shall be recognized by each organization as a part of its fixed assets in proportion to its share in the common assets.

To include an item into fixed assets and to record its commissioning, the Company applies unified forms No. OS-1 'Certificate of acceptance of fixed assets item (except for buildings and structures), No. OS-1a 'Certificate of acceptance of a building (structure)', No. OS-1b 'Certificate of acceptance of groups of fixed assets items (except for buildings and structures) ***completed with the following details:***

- In section 2 – 'Date of entering the asset in the books';
- In the end of the form – 'Date of commissioning of the asset'.

The execution of formalities relating to the inclusion of fixed assets into the Company assets is assigned to acceptance commissions. The commissions shall be formed by virtue of orders of the General Director and directors of branches.

3.2. Evaluation of fixed assets items

Fixed assets shall be recognized at historical cost. The historical cost of fixed assets of the Company shall be determined proceeding from the method of their acquisition.

Fixed assets may be acquired for a valuable consideration, created or manufactured by the Company, contributed to the authorized capital (in consideration for shares) of the Company, received free of charge, obtained under agreements stipulating for a non-monetary payment.

Historical cost of fixed assets shall be calculated as the total of actual expenses of the Company for acquisition, construction and manufacture, excluding the VAT and other refundable taxes (except for cases stipulated by the legislation of the Russian Federation).

Actual expenses for acquisition, construction and manufacture include:

- amounts paid to the supplier (seller) according to the agreement;
- amounts paid to outside organizations for carrying out works under a civil works contract and other agreements;
- amounts paid to outside agencies for informational and consultation services associated with the acquisition;
- customs duties and charges;
- non-refundable taxes (for example, the VAT paid at acquisition of equipment facilities, used in a non-taxable activity), stamp duty paid in connection with the acquisition of fixed assets;
- interest on credits and loans raised to acquire, construct or manufacture this asset, charged before entering the fixed assets in the books, if the scheduled term of creation (acquisition, construction) of the investment asset exceeds 1 year. If the actual term of creation of a fixed asset exceeds the scheduled date and makes more than 12 months, the fixed asset shall not be requalified into an investment asset. (except for additional expenditures (item of Accounting Regulations 19 PBU 15/01) which are included into other expenses as they are incurred (item of Accounting Regulations 20 PBU 15/01);
- remunerations paid to intermediary organization through which the fixed assets were acquired;
- other expenses directly associated with acquisition, construction and manufacturing of the asset.

General running costs and other similar costs except for cases when they are directly associated with acquisition, construction or manufacturing of fixed assets are not included in actual expenses for acquisition, construction and manufacturing of fixed assets.

Taken as historical cost of fixed assets contributed to the authorized capital (in consideration for shares) of the Company shall be their monetary value agreed by the Company shareholders according to the procedure established by article 34 of Federal Act No.208-FZ "On Joint-Stock Companies".

Taken as historical cost of fixed assets received by the Company under a gift agreement (free of charge) shall be their *current market value* as of the date of their recognition as investments in non-current assets. The current market value shall be determined on the basis of documentarily confirmed prices effective for a similar kind of fixed assets as of the date of entering the assets in the books.

In case of a gratuitous acquisition, a record shall be made from the credit side of account 98 'Deferred income' in the respective analytics to the debit side of account 08 'Investments in fixed assets', subaccount 'Acquisition of separate fixed assets'. Expenses associated with gratuitous acquisition of fixed assets (transport and other costs of delivery, registration fees and other expenses) are also recognized on the debit side of account 08 'Investments in fixed assets', subaccount 'Acquisition of separate fixed assets'. As the depreciation of fixed assets received free of cost is charged, simultaneously records are made on the debit side of account 98 'Deferred income' in the respective analytics and on the debit side of account 91 'Other income and expense' in the amount of depreciation charged.

Upon entering into books of surplus fixed assets based on results of inventory taking, a record shall be made to the debit side of account 01 'Fixed assets' from the credit side of account 91 'Other income and expense'. Off-the book real estate assets during the inventory taking shall be recognized as fixed assets upon submission of documents for state registration.

Taken as historical cost of fixed assets received under agreements stipulating discharge of obligations (payment) by non-monetary assets shall be the cost of valuables transferred in consideration of such fixed assets. The cost of valuables disposed off shall be established proceeding from the price at which the Company normally establishes the cost of similar valuables in comparable circumstances.

In case of impossibility to establish the cost of valuables being disposed off, the Company shall establish the cost of incoming valuables proceeding from the cost at which similar fixed assets items are acquired in comparable circumstances.

The historical cost of fixed assets including those used ones includes also Company expenses for assets delivery and bringing them to the condition suitable for use, and other similar costs of acquisition of fixed assets. Should it be impracticable to charge transportation expenses to the cost of a specific asset, they shall be charged to the cost of all acquired assets pro rata to their cost.

Fixed assets the cost of which at acquisition is denominated in a foreign currency shall be evaluated in roubles by conversion of the amount in a foreign currency at the rate of the Central Bank of the Russian Federation effective as of the date of recognition of the asset as a non-current asset (to account 07 'Equipment to be installed' – for equipment requiring installation, and to account 08 'Investments in fixed assets' - for equipment which do not require installation).

Company capital investments into perennial plantations, for radical land improvement shall be included in fixed assets annually in the amount of expenses relating to lands entered into books in the accounting year irrespective of the date of completion of all works.

Real estate assets subject to state registration shall be recognized as a part of fixed assets upon filing of documents for registration of title to real estate and transactions with the same, according to Federal Act No.122-FZ "On state registration of titles to real estate and transactions with the same" dated 21.07.97. This rule shall apply provided that these assets have been placed into operation.

Costs associated with acquisition of fixed assets incurred by the Company after their entering in the books shall be charged to other expenses.

Expenses for putting/removing fixed assets in/from long-term storage, as well as expenses for maintaining the preserved condition of the fixed assets shall be charged to other expenses.

3.3. Change of historical cost and revaluation of fixed assets

A change of historical cost of fixed assets at which they entered in the books is allowed in the following cases:

- Completion;
- Retrofitting;
- Modernization;
- Rehabilitation;
- Partial liquidation;

- Revaluation.

Completion, retrofitting, modernization works mean works caused by change of technological or functional purpose of the equipment, buildings, structures or other fixed assets being depreciated, by increased loads, change of requirements of operational standards and/or other new factors.

Rehabilitation means rearrangement of existing fixed assets, associated with perfection of production and improvement of its technical-and-economic indices and carried out ato the fixed assets upgrading plan with a view to increase production capacities, improve quality and change product range.

Expenses for modernization and rehabilitation of fixed assets item after their completion shall increase the historical cost of the asset with respect to which they were carried out.

Expenses incurred by the Company in the above cases before completion of the works shall be recognized on account 08 'Investments in fixed assets' which subsequently increase the historical cost of the fixed asset. Certificate to unified form No. OS-3 serves as a basis for charging expenses to the historical cost of the fixed asset.

3.4. Depreciation

The cost of fixed assets shall be extinguished by charging depreciation.

Depreciation shall not be charged for fixed assets which are, in pursuance of the legislation of the Russian Federation on mobilization preparation and mobilization, preserved and are not used in production, at fulfilment of works and rendering of services, for administrative needs of the company or for provision by the company for a valuable consideration in temporary possession and use or in temporary use.

Fixed assets consumer properties of which are not changed with the course of time (land lots, nature assets) are not subject to depreciation.

The charged amount of depreciation of fixed assets shall be recognized in the accounting in the credit side of account 02 'Depreciation of fixed assets' in correspondence with production costs (sales costs) accounts.

If under the decision of the CEO of the Company (branch) a fixed asset is put in long-term storage for more than three months depreciation charging for such asset shall be suspended from the month following the month of its putting in storage and shall be resumed from the month following putting of the asset into operation after long-term storage. The term of useful life of the asset shall be extended for the number of months of storage, however its total value determined at the first commissioning of the asset shall remain unchanged.

Putting fixed assets in long-term storage means their temporary withdrawal from business operations with the purposes of ensuring its safe-keeping and possibility of subsequent functioning.

Expenses for putting/removing fixed assets in/from long-term storage, as well as expenses for maintaining the preserved condition of the fixed assets shall be charged to other expenses.

3.4.1. Depreciation charging methods

The Company shall charge depreciation of fixed assets items *by straight-line method* within all groups of fixed assets proceeding from their term of useful life.

Charging of fixed assets depreciation shall *start* from the first date of the month following the month when this asset was entered in the books and continues until complete extinguishment of the project cost or its writing off.

Charging of fixed assets depreciation shall *discontinue* from the first date of the month following the month of complete extinguishment of the cost of this asset or its writing off.

3.4.2. Term of useful life

The term of useful life is the period during which the use of fixed assets brings economic benefit (income) to the company. The term of useful life of a fixed assets item shall be determined by the Company proceeding from:

- Expected term of use of this asset according to the manufacturer's instructions, expected productivity or capacity of application;
- Expected wear and tear with allowance for the mode of operation (number of shifts, etc.), natural conditions, effect of corrosive environment and maintenance system;
- regulatory and other restrictions of use of this asset (for example, lease term).

The term of useful life shall be determined by the Company at the moment of entering the asset in the books.

The term of useful life of a fixed asset shall be specified in the fixed asset acceptance certificate (form No. OS-1), as well as in the fixed asset accounting card (form No. OS-6).

With respect to fixed assets put into operation since 01.01.2002 the terms of useful life shall be determined on the basis of the order No.1 of the Government of the Russian Federation dated 01.01.2002 "On classification of fixed assets included into depreciation groups". For those kinds of fixed assets which are not specified in the Classification, the term of useful life shall be established by the Company according to the technical specifications and recommendations of manufacturers.

With respect to fixed assets entered in the books before 01.01.2002, terms of useful life established according to the order No. 1072 of the Government of the of the Russian Federation dated 22.10.1990 apply. "On uniform rates of depreciation deductions for full reproduction of fixed assets of the national economy of the USSR".

In cases of improvement (increase) of originally adopted standard parameters of functioning of a fixed asset as a result of rehabilitation or modernization the Company shall *review* the term of useful life of this asset. The new term of useful life shall be specified in the Acceptance Certificate of overhauled, rehabilitated, modernized fixed assets (form No. OS-3) in the line 'Changes in the asset characteristic, caused by regular overhaul, rehabilitation, modernization'.

With respect to the real estate assets capital investments for which have been completed, the respective primary registration papers relating to their acceptance have been executed, state registration documents have been filed and which are actually operated (i.e. the real estate assets have been recognized on account 01 'Fixed assets'), depreciation shall be charged according to the general procedure from the first date of the month following the month of putting the asset into operation.

3.5. Reconditioning of fixed assets

Fixed assets may be reconditioned through repair, modernization and rehabilitation.

Expenses for modernization and rehabilitation of fixed assets item after their completion shall increase the historical cost of such asset if as a result of such modernization and rehabilitation originally accepted standard performance parameters (term of useful life, power, quality of application, etc.) of the fixed assets are improved.

The costs of reconditioning of fixed assets shall be classified on the basis of conclusion of technical services of the Company.

The main objective of a repair is to eliminate the revealed malfunctions and replace outweared (defective) parts (assemblies). The costs of all kinds of repairs of fixed assets (including overhaul) shall be included in the costs of usual kinds of activity (running expenses of the Company). The total amount of costs (including cost of spare parts and materials used during the repair, wages of employees who performed the repair, Uniform Social Tax, costs of transportation of the asset to the place of repair and back, etc.) shall be stated separately for each item of fixed assets being repaired and recorded in section 6 'Repair costs' of form OS-6 'Inventory card of a fixed assets item'.

To transfer a fixed asset to repair, use is made of the certificate according to the unified form No. OS-3.

The cost of durable materials used in reconditioning of fixed assets shall be recognized in a separate line in inventory cards of the assets being reconditioned at the moment of transfer of materials for use in reconditioning works.

At repairs of fixed assets replaced parts, units and assemblies shall be entered in the books at their current market value on the debit side of the inventories account with the credit of the profit and loss account within other income. If failed parts are damaged beyond repair, they shall be entered in the books as scrap. Expenses associated with the bringing of parts (units, assemblies) in a condition suitable for further use shall increase the actual cost for such parts (units, assemblies) entered in the books.

For straight-line charging to manufacturing costs of expenses for all types of repair of production fixed assets, provision for repair for the current financial year shall be created on account 96 'Provisions for Future Expenses', subaccount 'Provision for Repair of Production Fixed Assets (Including Leased Ones)' to the amount of annual repair cost normative stipulated by the cost estimate with monthly allocation to manufacturing costs of 1/12 of the annual cost estimate.

At the end of the year the provision for repair shall be adjusted as follows:

- excessively reserved amounts for repair of fixed assets (according to inventory taking results) shalle be reversed;

- in case of deficiency of funds of the provision for repair work, additional charge shall be effected to the debit of production cost accounts and to the credit of Account 96 'Provisions for Future Expenses', subaccount 'Provision for Repair of Production Fixed Assets (Including Leased Ones)'.

Costs by types of repair (capital and current repair) and methods of performance (contracting and using its own resources) shall be recognized separately.

All costs of production fixed assets repair effected by:

- the organization itself, shall be recognized on account 23 'Auxiliary Production', subaccounts 'Capital Repair of Fixed Assets Using Own Resources' and 'Current Repair of Fixed Assets Using Own Resources' with their further monthly allocation in full to the debit of Account 96 'Provisions for Future Expenses', subaccount 'Provision for Repair of Production Fixed Assets (Including Leased Ones)';

- by contractors, shall be charged in full to the debit of Account 96 'Provisions for Future Expenses', subaccount 'Provision for Repair of Production Fixed Assets (Including Leased Ones)' from the credit of Account 60 'Settlements with Suppliers and Contractors' under respective subaccounts.

In case of insufficiency of funds of the provision for repair of production fixed assets (including leased ones) the debit balance of Account 96 'Provisions for Future Expenses', subaccount 'Provision for Repair of Production Fixed Assets (Including Leased Ones)' shall be recorded at the end of the month in the balance sheet item 'Other Production Inventories and Costs'.

Costs of non-production fixed asset repair shall be allocated to the debit of Account 29 'Service Sector' from the credit of respective subaccounts of Account 23 'Auxiliary Production' or Account 60 'Settlements with Suppliers and Contractors' as the repair is performed without creating provision.

No provision for future repairs of leased fixed assets shall be created. Expenses for capital repairs of such assets shall be recorded on account 23 'Auxiliary Production', subaccount 'Capital Repair of Leased Fixed Assets' and in the end of the month shall be written off to the debit of the expenses account 20 "Core Operations'.

Materials (including scrap metal) formed as a result of repair of fixed assets and subject to subsequent use and/or sale, shall be recognized in the debit side of account 10 'Materials' and credit side of account 91 'Other income and expense' at actual prime cost determined proceeding from the current market price of similar inventories less actual deterioration (item 5.2.1 of the Accounting Policy).

3.6. Retirement of fixed assets

The cost of a fixed assets which is retiring or is incapable to provide economic benefit (incomes) to the Company in future shall be written off.

Fixed assets shall be considered as retired in cases of:

- sale;
- gratuitous transfer;
- writing off in case of moral and physical depreciation;
- liquidation after accidents;
- natural disasters and other emergencies;
- transfer as a consideration for stock (shares in the authorized capital) of other companies;
- revealing of shortage of or damage to the assets at their inventory taking;
- partial liquidation at rehabilitation;
- in other cases.

Writing off as a result of sale shall be recognized as *sales proceeds* in the amount agreed by the parties to the agreement.

Income and expense from writing off shall be stated on the profits and loss account as *other income and expense* in the accounting period to which they refer.

Fixed assets (capital investments) items considered to be as ***not bringing economic benefit*** and/or ***subject to writing off*** shall be accounted separately on respective accounts as 'Nonfunctional fixed assets', 'Non-functional capital investment items'. Depreciation charging for such fixed assets shall be recognized as other expenses on account 91 'Other income and expense'. This classification of assets shall be determined following the results of work of the expert (inventory) commission with execution of the respective conclusion.

Fixed assets (capital investments) items shall be written off on the basis of the respective certificate ***upon dismantling (liquidation) of the asset***.

Retirement of separate parts (components) of a fixed assets item shall be documented and recognized in the same manner as that of the whole fixed assets item.

If essential parts of a fixed assets item with various terms of useful life have not been segregated into separate assets at the moment of initial recognition (or in the course of subdivision), then those parts of a fixed asset which are subject to writing off shall be recognized in the accounting as partial retirement. The cost of partially retiring parts shall be determined an expert method. Components reinstalled on the fixed asset shall be recognized as separate fixed assets items provided they meet the criteria stated in item 1.1.

To account for the retirement of fixed assets, subaccount 'Retirement of fixed assets' have been open on account 01 'Fixed assets'. The cost of retiring asset shall be transferred to the debit of this subaccount, and the amount of accumulated depreciation – to the credit of this subaccount. The depreciated value of the asset shall be written off from account 01 'Fixed assets' to account 91 'Other income and expense'.

The procedure of documentary registration and recognition in the bookkeeping and tax accounting of writing off of fixed assets shall be determined by the Company by-laws (respective Regulations).

At retirement of a fixed assets item with respect to which an additional appraisal has been made, *the amount of the additional appraisal shall be transferred from the capital surplus to the undistributed profit* of the Company.

In case of sale of real estate assets their retirement from fixed assets shall be recognized as of the date when the asset discontinues to meet the conditions of recognition as a fixed asset specified in item 4 of the Accounting Regulations PBU 6/01 "Accounting of fixed assets". The Depreciated value of the retiring real estate asset shall be written off from the credit of account 01 'Fixed assets' to the debit of account 45 'Goods shipped' on the basis of the contract of purchase and the certificate of acceptance of fixed assets

executed according to the form approved by the resolution No. 7 of the Federal State Statistics Service (Goskomstat) of the Russian Federation of 21.01.2003 "On approval of unified forms of primary accounting documents for accounting of fixed assets".

Account 45 'Goods shipped' is intended for recording information on availability and movement of fixed assets transferred to buyers, proceeds from which for a certain time cannot be recognized in the accounting (Directions for use of the chart of accounts in accounting of financial and economic activity of organizations approved by Order No.94n of the Ministry of Finance of the Russian Federation of 31 October, 2000 as amended by Orders of the Ministry of Finance of the Russian Federation No.38n of 07 May, 2003 and No.115n of 18 September, 2006).

In the bookkeeping fixed assets transmitted to buyer and recognized on account 45 'Goods shipped' shall be recognized as other non-current assets in section I of the Balance Sheet in line 150.

According to item 3 of article 167 of the Tax Code of the Russian Federation the VAT taxable base shall be formed as of the date of transfer of the asset against an acceptance certificate.

Proceeds from sale of real estate as well as costs in the form of the depreciated value of the asset shall be recognized in the accounting at the moment of passage of the title to the asset to the buyer, that is on the date of state registration of the ownership title (item 12 of the Accounting Regulations PBU 9/99 "Incomes of an entity" approved by the Order No.32n of the Ministry of Finance of the Russian Federation of 06.05.99 as amended on 27.11.2006). in debit side 91 'Other income and expense' The depreciated value of the retiring real estate asset entered in the books on account 45 'Goods shipped' and the VAT amount charged at the moment of transfer with simultaneous recognition of the sales proceeds as a part of other income in credit of account 91 'Other income and expense'.

3.7. Accounting of lease transactions

3.7.1. Lessor's accounting

The branch-lessor shall recognize leased fixed assets in its balance sheet separately (except for the financial lease/leasing) on account 01 'Fixed assets' with assignment of an analytic character 'Leased-out fixed assets'. The same analytic character shall be used at accounting of depreciation on account 02 'Depreciation'.

The lessor shall recognize the charged amount of depreciation with respect to leased-out fixed assets on the credit side of account 02 'Depreciation of fixed assets'. Proceeds from leasing-out Company assets are considered to be ***income from ordinary activities.*** Accordingly, the depreciation amount charged shall be recognized in the accounting in correspondence with the production costs accounts.

All expenses relating to the leased-out assets shall be recognized on the debit side of account 20 'Core operations'. For the purpose of rationality of book-keeping the prime cost of assets lease-out services shall be calculated without distribution of indirect costs recognized on expenses accounts 25 'General production costs', 26 'General running costs'.

The terms of lease of fixed assets, the amount of rent, conditions of maintenance and repair of leased fixed assets, change of value as a result of capital works and the procedure of settlement of accounts shall be determined by the lease agreement.

The lease agreements shall stipulate complete pay-back of the assets (including local charges: on land, property, etc.).

The rent amount shall also include compensation expenses for payment of municipal and other services used by the leaser. Thus, the terms and conditions of the agreement shall stipulate two components of the rent: constant one (the rent itself) and variable one (payment for utilities, telecommunication service, etc.).

Expenses relating to payment of municipal and other services in this case shall be included in costs taken into account at taxation of profit; the amount of the VAT paid by the lessor as a part of payment to the supplier shall be presented for deduction (subitem 1 of item 2 of article 171 of the Tax Code of the Russian Federation).

If according to the terms and conditions of a real estate lease contract the expenses for payment of public utility and other services are not included in the amount of the rent and accounts with suppliers of utilities are settled by the lessor, the leaser shall completely compensates it for the cost of these services on the basis of invoice made out by the lessor. In case of leasing of a part of fixed assets of the lessor, the share of public utility costs attributable to the leaser shall be determined with the help of metering devices, or, failing such devices, by calculation, as the ratio of the part of the floor area of fixed assets occupied by the leaser to the total floor area of fixed assets of the lessor. The lessor shall pay for public utility services in accordance with invoices issued by providers of public utility services and then invoice the lessee (without allocation of the VAT amount therein).

The compensation for public utility and other services received by the lessor from the leaser is not subject to taxation by the VAT and, accordingly, the lessor shall not make out VAT invoices to the leaser. The lessor shall issue an invoice enclosing copies of documents confirming the cost of services consumed by the leaser (copies of invoices of service providers).

Fixed assets lease contracts shall be agreed with the Company's Deputy General Director, Corporate Governance and endorsed by respective services according to their terms of reference.

The certificate of transfer and acceptance of assets under the lease agreement must be signed by a materially-responsible person.

3.7.2. Leaser's accounting

The branch-leaser shall recognize the leased assets off-balance on account 001 'Leased fixed assets' at contractual cost.

Costs associated with lease of fixed assets shall be recognized in the accounting in the end of each month on the basis of the agreement at a rate of the monthly rent.

If during the lease term the Company carried out in coordination with the lessor any capital investments in the leased fixed assets (rehabilitation, modernization, permanent improvements, etc.) and the lease agreement does not provide for their reimbursement, they are subject to capitalization and shall be included into separate fixed assets. The historical cost of such investments shall be depreciated during the term of validity of the lease agreements. In case of cancellation of the lease agreement permanent improvement shall be written off. Lease-related expenses incurred during the period when the work on creation of permanent improvements was carried out shall be recognized as current costs.

3.7.3. Accounting of leased assets

If under the terms and conditions of the leasing contract the leased assets are recognized on the balance of the Company-lessee, account 01 'Fixed assets' with assignment of character 'Leased fixed asset' shall be used for the purpose. The cost of acquired leased assets shall be determined as the sum of actual expenses of the Company associated with acquisition of this assets. Actual expenses include the cost of the acquired leased assets determined according to the terms and conditions of the lease agreement as the total amount of the agreement excluding the VAT and other refundable taxes (except for cases stipulated by the legislation of the Russian Federation), as well as other expenses associated with acquisition of leased assets.

The cost of a leased object under a leasing agreement in a foreign currency shall be converted in roubles at the rate of the Central Bank rate of the Russian Federation effective as of the date of entering the leased asset in the books and shall not be reconverted subsequently.

Charging of depreciation expenses for full reproduction of the leased assets shall be recognized on account 02 'Depreciation of fixed assets' with the respective character 'Depreciation of leased assets' and shall be made proceeding from its cost and depreciation rate established proceeding from the term of useful life determined according to the Classification of fixed assets included in depreciation groups approved by the resolution No. 1 of the Government the Russian Federation of 01.01.2002. Due to application of the mechanism of accelerated depreciation of leased assets, by mutual consent of the parties, ***a special factor (3)*** shall be applied to the basic depreciation rate.

If under the terms and conditions of the leasing contract the leased assets are recognized on the balance of the Company-lessor, the lessee shall recognize the leased asset on off-balance account 001 'Leased fixed assets' (with indication of analytics of fixed assets under the leasing agreement) at contractual cost.

Upon return of the leased assets to the lessor their cost shall be written off from the off-balance account.

In case of buying-out of the leased assets their cost, as of the date of passage of the title of ownership, shall be written off from off-balance account 001 'Leased fixed assets'. Simultaneously a record for the same amount shall be made on the debit side of account 01 'Fixed assets' and on the credit side of account 02 'Depreciation on fixed assets'.

3.8. Accounting of capital investments

Capital investments mean expenses for creation, increase, acquisition of non-current capital assets (with a term of useful life exceeding one year), not intended for sale.

Capital investments in fixed assets are associated with:

- Carrying out of capital construction in the form of new construction, as well as rehabilitation, modernization, expansion and technical re-equipment (hereinafter referred to as construction), installation of fixed assets;
- Acquisition of buildings, structures, equipment, means of transport and other separate items fixed assets (or their parts);
- Acquisition of the land lots and of nature assets;
- Manufacturing of tooling and non-standard equipment using own forces.
- Capital investments shall be recognized on account 08 'Investments in fixed assets' on respective subaccounts.
- The accounting of capital investments is carried out by groups and classes of fixed assets (section 1.1).

Expenses for putting construction projects in long-term storage as well as for maintaining it in a preserved state shall not increase the project cost and shall be recorded as a part of other expenses.

Putting a capital construction project in long-term storage means suspension of construction for more than 3 months documented according to the established procedure and involving cancellation of the agreement on the basis of which the construction was carried out.

3.8.1. Uncompleted capital investments

Expenses for capital investments stated on account 08 'Investments in fixed assets' are *not completed.*

Uncompleted capital investments include expenses for civil and erection works, acquisition of buildings and equipment, means of transport, tools and other durable tangible assets, other capital works and expenses.

Uncompleted capital investments for acquisition of buildings, equipment and other durable assets shall be recognized on account 08 'Investments in fixed assets' if they are not documented by acceptance certificates, and actually are not operated or not put into operation (entered in the books in a warehouse or other place of storage).

The accounting of capital investments shall be carried according to the actual expenses.

The Company shall ensure ring-fenced accounting of the following capital investment assets:

- capital investments in real estate put into operation documents on which have not been submitted for the state registration;

- capital investments items (except for the real estate) put into operation the historical cost of which has not been determined yet.

The historical cost of fixed assets, intangible assets, etc. put into operation and entered in the books according to the established procedure shall be written off from account 08 'Investments in fixed assets' to the debits of accounts 01 'Fixed assets', and 03 'Income-bearing investments in tangible assets'.

In case of sale, gratuitous transfer and other disposal of investments recognized on account 08 'Investments in fixed assets', their cost shall be written off to the debit of account 91 'Other income and expense'.

3.8.2. Accounting of construction in progress

The debit side of account 08 'Investments in fixed assets' is intended for accounting of *actual expenses of the developer* included in the historical cost of fixed assets put into operation.

Subaccount 'Construction of fixed assets items' of account 08 is intended for accounting of expenses for construction of buildings and structures, installation of equipment, cost of equipment transferred for installation, other expenses provided for by cost estimates, approximate estimates and itemized lists of capital construction (irrespective of whether the construction is carried out by contractors or using own resources of the Company).

Costs of maintenance of the Investment Projects Implementation Department (salaries, business trip expenses) shall be borne at the expense of investment activity funds allocated for capital construction financing and shall be included to the inventory value of assets put into operation (Article 1.4. of the Regulations on Accounting of Long-Term Investments approved by Order No. 160 of 30.12.93 issued by the Ministry of Finance of the Russian Federation).

Expenses for maintenance of the Investment Projects Implementation Department of the Executive Office shall be monthly allocated between branches in proportion to the scope of branches' construction and erection work using the ratio calculated as the relation of the scope of the branch's construction and erection work for the reporting month to the total scope of the Company's construction and erection work for the month.

3.8.3. Accounting of equipment requiring installation

Expenses for acquisition of equipment requiring installation, or equipment to be commissioned only after assemblage of its parts, including control and measuring equipment or devices to be installed as part of equipment being installed, as well as complete spair parts kits of such equipment shall be recognized on account 07 'Equipment to be installed'.

The cost of equipment to be installed shall be recognized according to actual expenses.

At acquisition of the equipment the following amounts shall be debited from account 07 'Equipment to be installed':

- Purchase cost of the equipment on the basis of the supplier's waybill and invoice;
- Transportation costs;
- Miscellaneous expenses for preparation and delivery to the Company.
- Accounting of the equipment (fixed assets items) in transit shall be carried out on a separate subaccount.

The cost of equipment transferred for installation, shall be written off from account 07 'Equipment to be installed' to the debit side of account 08 'Investments in fixed assets' at actual prime cost.

3.9. Research and development costs

3.9.1. General

Research and development costs include costs of works associated with scientific and technical activity and experimental development which:

- yielded into results subject to legal protection, but not documented according to the statutory procedure;
- yielded into results not subject to legal protection according to the effective legislation9.

3.9.2. Recognition and composition of research and development costs

Research and development and technological works may be carried out either using own resources and/or by a contractor according to the respective agreement.

Research and development costs include all actual expenses associated with fulfilment of these works, including:

- cost of inventories and services of outside organizations and persons engaged for fulfilment of such works;
- expenses for wages to employees directly involved into accomplishment of these works, deductions for social needs;
- cost of special equipment and special tooling intended to be uses as objects of tests and researches;
- depreciation of fixed assets and intangible assets used at fulfilment of these works;
- expenses for maintenance and operation of the research facilities, installations, structures, and other fixed assets items and property, as well as their depreciation;
- general running and other expenses directly associated with fulfilment of these works

subject to the following conditions: the amounts of expenses are determined in writing and documented, the use of the work results for industrial and/or administrative needs will bring about an economic benefit, the use of the research and development results may be demonstrated.

If at least one of the above-stated conditions is not met, Company costs associated with the research and development shall be recognized as other expenses of the accounting period.

Costs of research and development which have not yielded into positive result shall be recognized as other expenses of the accounting period. In this case, if research and development costs in the preceding accounting periods were recognized within other expenses, they cannot be recognized as non-current assets in subsequent accounting periods.

3.9.3. Accounting of research and development costs

At the moment of recognition of research and development costs they shall be recorded on the debit side of account 08 'Investments in fixed assets', subaccount 'Carrying out research, development, and engineering activities' in the amount of actual expenses in correspondence with accounts associated with fulfilment of works listed in the previous paragraph of this section.

The analytical accounting of research and development costs shall be conducted separately by kinds of works, and contracts (orders).

Completed research and development may be recognized as:

- Intangible assets on account 04, subaccount 'Intangible assets', if the results of works meet the criteria of intangible assets specified in section 2 of this Accounting Policy;
- Research and development costs on account 04, subaccount 'Research and development costs' if the results of works do not meet the criteria of intangible assets but are used in the Company operations;
- Other expense if the outcomes of works have not yielded into positive results.

---

[9] This section does not include research and development costs the results of which are recognized as intangible assets

The costs with respect to each executed research, development, technological work shall be written off *by straight-line method* during the term of expected use established by the structural subdivision of the Company responsible for the research and development, but for not more than 5 years and in no case beyond the term of activity of the Company.

Research and development costs shall be written off from account 04 'Intangible assets', subaccount 'Research and development costs' to the operating costs starting from the 1st date of the month following the month, in which actually started application of the research and development results in production (fulfilment of works, rendering of services), or for administrative needs of the Company.

During the financial year the research and development costs shall be written off on a straight-line basis at a monthly rate of 1/12 of the annual amount.

In case of discontinuance of use of the results of specific research, development or technological work in production, as well as in case of inexpediency of its use, total expenses for such research and development not charged to the operating costs shall be written off to other expenses of the accounting period on the date of approval by the Company of the resolution on termination of use of the results of this work.

To approve the above resolution, the Industrial Engineering Department of the branch shall submit a conclusion to the Executive Office of the Company. The conclusion shall be considered by the Industrial Engineering Service of the Executive Office and subject to a written authorization of the technical director, the expenses incurred shall be written off at a time to other expenses of the accounting period.

4. Financial investments

4.1. Conditions of recognition and definitions

Financial investments the Company include:

- State and municipal securities, securities of other companies, including debt securities with a fixed date and redemption cost (bonds, bills);
- Investments in authorized (share) capitals of other companies and under simple partnership agreements;
- Loans granted to other companies;
- Deposits with credit institutions;
- Debt receivable acquired on the basis of assignment of a chose in action, ets.

For the assets to be entered in the books as financial investments all the following conditions shall be met:

a) Availability of properly issued documents confirming the company title to financial investments and the right to receive money or other assets, following from this right;

b) Transition to the company of financial risks associated with financial investments (risk of change of the price, risk of insolvency of the debtor, liquidity risk, etc.);

c) Ability to carry economic benefit (income) to the Company in the future in the form of interest, dividend or appreciation (as a difference between the selling (redemption) price of the financial investment and its purchase cost as a result of its exchange, use at settlement of liabilities of the Company, increase in the current market value, etc.).

In terms of maturity financial investments are classified into short-term and long-term ones:

- Investments with the established maturity date exceeding one year or which are acquired with the intention to receive income on them for more than one year, are considered to be long-term investments;
- Investments with the established maturity date not exceeding one year or which are acquired without the intention to receive income on them for more than one year, are considered to be short-term investments.

The following are not referred to financial investments:

- Own shares redeemed from shareholders for subsequent resale or cancellation recorded on account 81 'Treasury shares (equity units)'11;
- bills issued by the organization-drawer of the Company at settlement of accounts for goods and products sold, work performed, services rendered stated on account 62 'Settlements with buyers and customers';
- Company investments in the immovable and other assets having a material form provided for a valuable consideration in temporary use for the purpose of acquisition of income;
- Precious metals, jewels, works of art and other similar valuables acquired for other purposes than carrying out ordinary activities.

Analytical accounting of financial investments shall be carried out for each unit of accounting of financial investments and for organizations in which these investments were made (Issuers, other organizations of which the Company is a member, borrowers, etc.).

The following information at least shall be provided in the analytical accounting with respect to securities entered in the books:

- Issuer's and security names;
- Number, series and other essential elements;
- Par value;
- Purchase price;
- Costs associated with acquisition of securities;
- Total number of securities;
- Date of purchase;
- Date of sale or other disposal;
- Place of safe-keeping of the security.

Assets, which are not capable to provide an economic benefit to the Company (interest-free loans; debt receivable acquired under an assignment agreement which do not stipulate the reception of economic benefit, etc.), cannot be recognized as financial investments. Accounting of such assets is carried out on account 58 'Financial investments', and in accounting they are stated in section II of the balance sheet as other debt receivable on line 235 or line 246 depending on maturities.

If the Company receives a bill under an endorsement, except for a blank endorsement[12], or with a surety note (bank guarantee), the security of liabilities received shall be recognized on off-balance account 008 'Security for obligations and payments received' in the amount of securities received. In case of reception of a bill under an endorsement, except for a blank endorsement, and with a surety note, the drawer guarantor shall be specified as a counterpart, which issued the surety.

If the Company is an aval maker (bill guarantor), or transfers the bill under an endorsement, except for a blank endorsement, the security of liabilities provided shall be recognized on respective off-balance account 009 'Security for obligations and payments provided'.

Amounts of security received (provided) shall be written off from accounts 008 and 009 upon maturity[14] with allowance for additional two working days granted to the drawer for payment under the bill.

---

[11] In the balance sheet own shares redeemed from shareholders for subsequent resale or cancellation shall be recognized in section III Equity and Reserves in round parentheses, i.e. they reduce the balance-sheet total.

[12] Blank endorsement is an endorsement which does not contain a description of the person in favour of which it has been made, or contains the signature of the endorser only (item 13 of the Regulations on bills of exchange and promissory notes)

4.2. Initial estimation

Expenses for acquisition of financial investments are stated directly on account 58 'Financial investments' at the moment of transition to the Company of the title of ownership to securities. In case of a partial payment the expenses incurred shall be stated on the debit side of account 58 'Financial investments' in correspondence with account 76 'Settlements with debtors and creditors'.

If costs associated with acquisition of securities are incurred before the moment of transition of the title of ownership, they shall be preliminarily stated by the Company on account 97 'Deferred expense' and shall be included in the cost of financial investments at the moment of their entering in the books.

Financial investments shall be recognized at historical cost.

The historical cost of purchased financial assets shall be considered as the amount of actual acquisition costs of the Company exclusive of the VAT and other refundable taxes (except for cases provided for by the tax legislation of the Russian Federation).

The following amounts shall be considered as financial investment acquisition costs:

- amounts paid to the seller according to the contract;
- amounts paid for information and consulting services connected with acquisition of securities;
- fees paid to facilitating agencies;
- other costs directly associated with acquisition of securities.

Taken as historical cost of financial investments contributed to the authorized (share) capital shall be their monetary value agreed by the Company founders.

In case of transfer of assets as a contribution to the authorized (share) the capital the amount of VAT subject to refunding shall be included in the historical cost of the financial investments.

Recognized as historical cost of financial investments such as securities received free of charge shall be:

- their current market value calculated according to the established procedure (current market value means a market price calculated by the stock market trade organizer according to the established procedure);
- if with respect to these securities the market value is not calculated, amount of money that may be received as a result of sale.

Taken as historical cost of financial investments acquired under agreements stipulating payment by non-monetary assets shall be the cost of valuables being disposed of. The cost of valuables disposed of shall be established proceeding from the price at which the Company usually determines the cost of similar valuables in comparable circumstances.

In case of impossibility to establish the cost of valuables being disposed of, the Company shall determine the cost of financial investments, proceeding from the cost at which similar financial investments are acquired in comparable circumstances.

4.3. Subsequent estimation

For the purposes of subsequent evaluation financial investments are subdivided on two groups:

- Financial investments the current market value of which may be determined and;
- Financial investments the current market value of which cannot be determined.

Financial investments *the current market value of which may be determined* in accordance with the established procedure shall be recognized in accounting statements at the end of the reporting period at current

[14] Bill maturities are specified in items 34-37 of the Regulations on bills of exchange and promissory notes

market value by adjusting their estimate at the previous reporting date. The mentioned adjustment shall be made each quarter.

The difference between the estimate of financial investments at current market value at the reporting date and the previous estimate of financial investments shall be charged to financial results (within other income or expense) in correspondence with the financial investments account.

If the current market value of financial investment estimated previously at current market value cannot be determined at the reporting date such financial investment shall be recognized in accounting statements at its last estimated value.

Financial investments (except for debt securities) *the current market value of which cannot be determined* shall be recognized in accounts and financial statements at the reporting date at their historical cost.

With respect to debt securities (bills, bonds) *the current market value of which cannot be determined*, the Company in its accounting shall determine the difference between the historical cost and the par value which during the whole period during which they are outstanding shall be charged to account 91 'Other income and expense' on a straight-line basis as the incomes due on such debt securities according to the conditions of their issue are paid out.

Should a continous depreciation of financial investments the current market value of which is not determined be revealed, the Company shall create a provision for depreciation of financial investments. The proocedure of formation of such provision is presented in ***Appendix No. 2*** to the Accounting Policy.

4.4. Retirement of financial investments

Retirement of financial investments occurs in case of redemption, sale (exchange), gratuitous transfer, transfer in the form of contribution to the authorized (share) capital of other organizations, transfer on account of contribution under a simple partnership agreements and so forth.

For accounting of retirement of financial investments (except for payment of bills) use shall be made of account 91 'Other income and expense'.

Settlement of bills shall be recognized in the accounting with the use of account 76 'Settlements with debtors and creditors' at the moment of their presentation (actual transfer) to their drawer for settlement (a statement of acceptance of the bill shall be drawn up and bill retirement shall be recognized by entries Dr of account 76 Cr of account 58). In case of a partial payment of the bill without actual transfer (for example, according to the settlement letter or request) the decrease of its cost by the amount of the partial payment received from the drawer shall be recognized by entries: Dr of account 51 'Settlement accounts' and Cr of account 58 'Financial investments'.

At retirement of financial investments in the capacity of a contribution to the authorized (share) capital, account 91 'Other income and expense' shall be used only for accounting of the difference between the monetary value of the contribution and the book value of transferred financial investments.

At retirement of assets entered in the books as financial investments the current market value which is determined, their cost shall be determined proceeding from the last estimation.

At retirement of financial investments (except for debt securities) the current market value of which is not determined, in particular, contributions to the authorized (share) capitals, loans granted to other organizations, deposits with credit institutions, debt receivable acquired on the basis of an assignment of chose in action, the cost shall be determined proceeding from ***the historical cost of each accounting unit*** of financial investments.

At retirement of debt securities the current market value of which is not determined they shall be written off ***at book value***, proceeding from the cost generated as of the last accounting date, i.e. with allowance for the added difference when bringing the historical cost to the par value.

Yield on financial investments of the Company shall be recognized as other income.

Company expenses associated with granting loans to other organizations, servicing of financial investments of the Company such payment for services of a bank and/or depositary for safe-keeping of financial investments, issue of statements of depositary accounts, etc. shall be recognized as other expenses.

5. Inventories

5.1. Definitions

Inventories mean assets:

- Used as raw materials, supplies, etc. at rendering of services, as well as for administrative needs, stated on account 10 'Materials';
- Intended for sale, including finished products recorded on account 43 'Finished products', as well as goods and goods shipped recorded on accounts 41 'Goods' and 45 'Goods shipped';

meeting conditions specified in item 4 of the Accounting Regulations PBU 6/01 "Accounting of fixed assets", and having a cost not exceeding 20,000 RUB (inclusive) per unit.

For an asset to be recognized within inventories, it shall be used in production, for fulfilment of works or rendering of services or for administrative needs of the Company during a period not exceeding 12 months or a usual operational cycle if it exceeds 12 months, or otherwise the Company shall have an intention to sell it.

Foodstuff acquired to be used as hospitality expenses shall be accounted for as a part of inventories on account 10 'Materials'.

Assets characterized as work in progress shall not be included in inventories.

Analytical accounting of materials, products and finished products shall be conducted in terms of nomenclature and places of storage of inventories.

A nomenclature number shall be used as an accounting unit of inventories.

5.2. Estimation of inventories

5.2.1. Initial estimation of inventories

Inventories shall be recognized at the actual cost. The actual cost shall be determined proceeding from expenses actually incurred for their acquisition and manufacturing.

Actual cost od inventories shall be determined depending on the method of their acquisition by the Company:

- Acquisition for a valuable consideration;
- Manufacturing using own resources;
- Reception on account of a contribution to the authorized capital;
- Reception under a gift agreement or free of charge;
- As a result of liquidation and repair of fixed assets and other assets;
- Revealing of excesses at inventory taking;
- Reception under agreements stipulating payment by non-monetary assets.

In case of ***acquisition for a valuable consideration*** actual cost of inventories include:

- Amounts paid to the supplier (seller) according to the contract;
- Amounts paid to other companies for informational and consultation services associated with acquisition of inventories;
- Customs duties;

- Non-refundable taxes in cases stipulated by the legislation paid due to acquisition of inventories;
- Remunerations to intermediary companies through which the inventories were acquired;
- Ordering costs including:
  - costs of insurance during transportation, transportation costs (unless they are included in the acquisition price of inventories established in the contract) incurred prior to entering the inventories in the books at a regional or local warehouse:
  - expenses for business trips directly associated with acquisition of inventories. Daily allowances shall be included into these costs only to the extent established by the legislation, and expenses for daily allowances exceeding the established rates shall be considered as a part of other expenses of the Company;
  - other ordering costs.
- Expenses for bringing the inventories to the condition suitable for their intended use[16];
- Other expenses, directly associated with acquisition of inventories.

In case of manufacturing using own resources actual cost of inventories shall be determined proceeding from actual expenses, the accounting and formation of which shall be carried out according to the procedure established for determination of the prime cost of respective kinds of products (item 7 of the Accounting Regulations PBU 5/01).

Actual cost of inventories ***contributed to the authorized (share) capital*** of the Company shall be determined proceeding from the monetary value agreed upon by the founders (members).

Actual cost of inventories, ***received by the Company under a gift agreement or otherwise free of charge*** shall be determined proceeding from the current market value as of the date of entering in the books. Current market value means an amount which may be received as a result of sale of such assets.

Actual cost of ***inventories found to be excessive at inventory taking, as well as remaining after retirement (repair, modernization, rehabilitation, etc.) of fixed assets and other assets*** shall be determined proceeding from the current market price for similar inventories less actual deterioration. The percent of actual deterioration shall be determined by an expert method.

Documentary confirmation of the actual cost shall be provided:

- with respect to inventories received under a gift agreement or otherwise free of charge, by the Company subdivision in charge of procurement;
- with respect to inventories found to be excessive at inventory taking and inventories remaining after retirement (repair, modernization, rehabilitation, etc.) of fixed assets and other assets, by the respective commission (structural subdivision), authorized to carry out and execute such operations. Inventories of this kind shall be entered in the books upon execution of the receipt ticket (Standard inter-branch form No. M-4) and Inventories Appraisal Report (in case when the estimation is performed without engaging an appraiser). The Appraisal Report form is presented in ***Appendix No. 3*** to the Accounting Policy.

Actual cost inventories ***received under agreements stipulating payment by non-monetary assets*** shall be determined proceeding from the value of assets transferred or to be transferred to the Company which is established proceeding from the price at which the Company usually establishes the cost of similar assets in comparable circumstances. Should it be impossible to determine the value of assets transferred or to be transferred, the actual cost of inventories received shall be determined proceeding from the price at which similar valuables are usually acquired under comparable circumstances.

Documentary confirmation of the actual cost of inventories received under agreements stipulating payment by non-monetary assets shall be provided by the Company subdivision in charge of procurement.

---

[16] These expenses include expenses for finishing, sorting, packing and improvement of received inventories carried out prior to the beginning of production, fulfilment of works, rendering of services.

At reception of inventories free of charge, on account of the contribution to the authorized capital, as well as under agreements stipulating payment by non-monetary assets actual cost of inventories shall include transportation costs and other costs associated with acquisition of inventories (similar to those listed for the case of acquisition for a valuable consideration).

Internal transportation costs arising at subsequent transportation of inventories (for example, from regional warehouses to other warehouses) using Company own transport personnel shall be recognized as a part of costs under respective production cost items (wage expenses, depreciation of fixed assets, material inputs and others).

If it is impossible to charge ordering costs directly to specific kinds of inventories or to obtain documents on these costs after entering in the books of materials relating to them, ordering costs shall be charged to subaccount 10.5 'Ordering costs' of account 10 'Materials'. In the end of each month the amount of ordering costs attributable to inventories released to production (sold) during the month shall be determined. This amount of ordering costs shall be written off to the accounts to which during the month respective inventories were written off. In doing so:

- the percent of ordering costs to be written off shall be determined proceeding from the proportion of the sum of the balance of ordering costs as of the beginning of the month and ordering costs incurred during the accounting month to the amount of the balance of materials on the other subaccounts of account 10 as of the beginning of the month and materials acquired during the accounting month multiplied by 100.
- the amount of ordering costs to be written off shall be determined; such an amount shall be calculated as the cost of materials released to production or operation, for needs of management and other purposes, including those sold multiplied by the percent of ordering costs to be written off.

The following expenses shall not be included in the prime cost of acquired inventories:

- VAT and other taxes (except for cases established by the legislation);
- expenses for maintenance of storage facilities (such costs shall be included into general running costs of the production unit which is the owner of this warehouse);
- general running costs or other similar costs, except for cases, when they are directly associated with acquisition of inventories that should be confirmed by respective source documents.

Actual cost of inventories at which they have been entered in the books is not subject to change, except for cases established by the legislation of the Russian Federation.

Acquisition (manufacturing) by the Company of inventories shall be recognized at actual prices without using accounts 15 ***'Procurement and acquisition of tangible assets', and 16 'Deviations in cost of tangible assets'.***

The cost of reusable waste (scrap, scavenge oil, ashes, slag, etc.) shall be determined proceeding from the price of possible sale or possible use. Proceeds from sale of ashes and slag shall be recognized as other income on account 91 'Other income and expense' at the moment of **sale.**

Fuel purchased for energy generation shall be recognized at actual cost that includes the following: fuel cost according to suppliers' invoices including discounts (markups) for degraded (premium) quality, payment for other supplier's services, commodity exchange services, railway tariff for fuel transportation from the place of shipment to the destination station and from the destination station to discharge facilities, other expenses (Articles 6 and 11 of the g,e PBU 5/01), except for the costs of the fuel and transport department.

Expenses of the fuel supply department for car unloading, storage and intraterminal fuel transfer from depots and supply for technological needs shall not be included into fuel cost, but shall be allocated to energy generation as costs of the fuel and transportation department (clause 4.7 of Guidelines for Organization of Fuel Accounting at Heat Power Plants RD 34.09.105-96).

Due to the seasonal nature of the energy production and supply cycle the reserve stock of coal, fuel oil and other inventories shall be created in accordance with norms approved by the Company's management.

If there are no discrepancies between supplier's data and actual data (in terms of quantity and quality), acceptance and recognition of materials shall be made by affixing a stamp with receipt slip requisites on the supplier's documents (invoice, waybill) instead of drawing up of the receipt slip (Form M-4) (clause 49 of the Guidelines for Inventories Accounting (approved by Order No. 119n of 28.12.2001 issued by the Ministry of Finance of the Russian Federation (as amended on 23.04.2002)).

5.2.2. Ethyl alcohol accounting procedure

The acceptance, storage, accounting and delivery of ethyl alcohol shall be in accordance with the Instruction on Acceptance, Delivery, Transportation and Accounting of Ethyl Alcohol approved by the Ministry of Food of the USSR on 25.09.1985 (hereinafter referred to as the Instruction)). This Instruction shall apply to all types and grades of ethyl alcohol irrespective of the method of its acquisition and purposes of further use.

Ethyl alcohol shall be accepted and recognized in anhydrous estimation (in decalitres) under the Statement of Form No. P-24 *On Alcohol Shipment and Acceptance* (Annex No. 7 to the Instruction), taking into account data on alcohol actual quantity obtained as a result of measurements made by officials of the receiving organization and mentioned in the section of the mentioned Statement.

Alcohol shall be released to production shops and laboratories in accordance with clause 2.1. of the Instruction and documented by the requisition according to Form No. P-29 (Annex to the Instruction).

The results of alcohol acceptance and issuance under respective reception and expenditure documents shall be recorded in the alcohol issuance register according to Form No. P-23 (Annex No. 4 of the Instruction) kept by an official responsible for alcohol acceptance, storage, and issuance.

In accordance with the requirements of clause 2.6. of the Instruction, production shops and laboratories shall daily account for receipt and consumption of alcohol in the register where names and numbers of production operations and analyses, quantity of alcohol consumed in each operation and for the whole day shall be recorded.

Alcohol balance at the beginning and at the end of the month shall be stated in accordance with data of the inventory taking that shall be conducted in accordance with Section 6 of the Instruction on the 1st day of each month. Inventory taking results shall be documented by statements according to Form No. P-27 (Annex No. 21 to the Instruction).

Declarations 'Quantity of Production and Turnover of Ethyl Alcohol Made of Food Raw Material' shall be submitted by the Company quarterly to tax authorities and executive authorities that issued the license for the respective activity type according to annexes 2 and 7 to Resolution No. 564 of 25.05.1999 *On Approval of the Regulation on Declaring the Production and Turnover of Ethyl Alcohol and Alcoholic and Alcohol-Containing Products* issued by the Government of the Russian Federation.

5.2.3. Estimation inventories at their issuance and retirement

At issuance and other retirement of inventories the Company shall use for accounting purposes ***the method of valuation at the average prime cost***. Application of computer-added accounting ensures writing off of inventories using the moving average method (by determining actual cost of inventories at the moment of their issuance; at calculation of the average estimation the amount and the cost of materials at the beginning of the month and all receipts till the moment of issuance shall be taken into account).

Estimation of inventories at the average prime cost shall be carried out for each nomenclature item by dividing the total prime cost of inventories by their number, including, accordingly, the prime cost and the balance as of the beginning of the month and inventories received during this month.

In Kemerovo and Barnaul branches the average prime cost of fuel is determined by places of storage (writing off) of fuel, that is separately for each power station incorporated by the above-mentioned branches.

5.2.4. Estimation of illiquid inventories and inventories with a low turn-around period

Illiquid inventories include inventories which are not suitable for further use in production or business activity because of their obsolescence, loss of the initial qualities or economic inexpediency, acquired or received in the course of business activity (production wastes, scrap, parts, spare parts received from definitively rejected items or as a result of writing off of fixed assets).

Inventories with a low turn-around period include materials staying in warehouses and other places of storage for more than 12 months. Long storage of inventories involves obsolescence and decrease in qualitative characteristics of these current assets.

Illiquid inventories and inventories with a low turn-around period shall be recognized in the Company financial statements at their current market value. The Company shall form a provision for depreciation of tangible assets in the amount of difference between the estimated value of these valuables in the accounting data and their current market value. The procedure of formation of the provision as well as particularities of accounting of illiquid inventories are presented ***in Appendix No. 2*** to the Accounting Policy.

5.2.5. Accounting of uninvoiced supplies and inventories in transit

Received inventories for which there are no settlement documents (invoice, payment request, transfer order or other documents adopted for settlement of accounts with the supplier) are considered to be uninvoiced supplies. In this case they shall be recognized at prices of the previous delivery (in case of the first time acquisition of inventories, at under an agreed price) with subsequent updating of the cost upon receipt of the documents. In this case account 60 shall be credited with the cost of acquired valuables determined at prices of the previous delivery. Upon receipt of the inventories documents from suppliers:

- An additional record for the VAT amount (if any) shall be made;
- If the arrived documents mismatch the prices of the previous delivery, then:
  - for materials: an additional record for the amount of deviation shall be made on the debit side of account 10.5 'Ordering costs' and on the credit side of the settlement account with subsequent writing off of the deviation from account 10.5 according to the normal procedure;

If settlement documents on uninvoiced deliveries arrive in the year following the year when the annual financial statements were submitted:

a) the book value of inventories shall not change;

b) the amount of the VAT shall be recognized according to the established procedure;

c) settlements with the supplier shall be updated; the amounts of the difference between the book value of inventories entered in the books and their actual prime cost shall be written off in the month in which the settlement documents arrived:

- the decrease of inventories value shall be recognized on the debit side of settlement accounts and on the credit side of financial result accounts (as profit of previous years revealed in the accounting year);

- the increase of inventories value shall be recognized on the credit side of settlement accounts and on the debit side of financial result accounts (as loss of previous years revealed in the accounting year).

Inventories owned by the Company but being in-transit and not arrived yet to the warehouse shall be recognized on subaccount 10.7 'Inventories in transit' (for materials) or subaccount 41.5 'Goods in transit' (for goods) according to the estimate stipulated in the agreement and arrived source documents. Upon receipt of inventories in the warehouse source documents on reception (receipt slip according to the standard interbranch form No. M-4) shall be made out, and simultaneously the cost of materials shall be carried from subaccount 10.7 to the subaccount corresponding to the group of materials arrived; the cost of products shall be carried from subaccount 41.5 to the subaccount corresponding to the group of goods arrived.

5.2.6. Accounting of special clothes

Special clothes (personal protective equipment) shall be recognized within inventories. The receipt of overalls (personal protective equipment) shall be accounted for according to the general procedure established by this Accounting Policy.

Overalls stored in a warehouse shall be stated on subaccount 10.1 'Raw materials and supplies'.

Special tools, special fixtures, special equipment and special clothes shall be recognized by the Company in accordance with the Guidelines for Accounting of Special Tools, Special Fixtures, Special Equipment and Special Clothes (approved by Order No. 135n of 26.12.2002 issued by the Ministry of Finance of the Russian Federation).

The list of instruments of labour recognized within special tools, special fixtures, special equipment (custom tooling) applied for non-standard operations (clause 2 of the Guidelines) shall be determined by branches at their own discretion, taking into account peculiarities of the technological process.

When determining the composition and grouping of fixed assets, one should be guided by the All-Russia Classifier of Fixed Assets OK-013-94 (approved by Resolution No. 359 of 26.12.94 issued by the State Committee of the Russian Federation for Standards, Metrology and Certification), and the All-Russia Classifier of Types of Economic Activities, Products and Services OK-004-93 (approved by Resolution No. 17 of 06.08.93 issued by the State Committee of the Russian Federation for Standards, Metrology and Certification).

Custom tooling, special clothes and other personal protective equipment, irrespective of their value and useful life, shall be considered as active assets (clause 50 of the Regulation on Accounting and Preparation of Accounting Statements in the Russian Federation approved by Order No. 34n of 29.07.1998 issued by the Ministry of Finance of the Russian Federation (as amended on 18.09.2006)).

To account for these items subaccounts 10.10 'Custom Tooling and Special Clothes in Stock' and 10.11 'Custom Tooling and Special Clothes in Operation' of the balance sheet account 10 'Materials' shall be used. Technical means intended for production of standard products (works, services) shall be recognized on account 10.9 'Implements and Fixtures' (clause 4 of the Guidelines).

Issued special clothes, other personal protective equipment, etc. shall be allocated to production under a charge-off report according to form MB-8 with simultaneous issuance of an internal invoice for allocation to production according to Form M-11.

The procedure of accounting of special clothes at their issuance to production (operation) depends on their service life:

- special clothes with a service life not exceeding 12 months shall be written off to production costs at a time. For the purpose of preservation the written off special clothes shall be recognized on off-balance account 'Special clothes with a service life less than 1 year, in operation', in quantitative and value terms including analytics on employees;

- special clothes with a service life of 12 months and more at issuance to operation shall be written off from subaccount 10.10 'Custom Tooling and Special Clothes in Stock' and 10.11 'Custom Tooling and Special Clothes in Operation' of the balance sheet account 10 'Materials' 10.

If the service life is more than 12 months, the value of special clothes, other personal protective means and so on shall be depreciated on a straight-line basis, taking into account their useful lives (clause 26 of the Guidelines).

Special clothes, other personal protective equipment, etc. intended for long use shall be issued to an employee against his/her signature in the employee's individual card (this form is approved by Resolution No. 51 of 18.12.1998 of the Ministry of Labour of the Russian Federation (as amended on 03.02.2004) and the Rules of Provision of Employees with Special Clothes, Special Footwear and other Personal Protective Equipment.

The value of special tooling shall be depreciated on a straight-line basis, taking into account item's actual cost and norms calculated based on the item's useful life (clause 24 of the Guidelines). The useful life of

special tooling in branches shall be established by a permanent committee individually for each type of special tooling.

Special tooling and special clothes shall be written off at actual retirement (in case of moral and physical depreciation, sale, gratuitous transfer, contributing to the authorized capital of other entities, liquidation at emergencies, etc.).

5.2.7. Accounting of goods

Goods shall be recognized at a purchase price. Goods shall be entered in the books at the moment of passage of the title of ownership from the seller to the Company according to the terms and conditions of the purchase and sale contract.

Transportation and other costs not included in the acquisition price and associated with the delivery of goods shall be included:

- In actual expenses for acquisition of goods on account 41 'Goods' if they are formed before their entering in the books;
- In distribution costs on account 44 'Sales costs' if transportation costs are formed after entering the goods in the books.

The goods account is also used for accounting of purchased electric energy and power acquired to meet contractual obligations (item 6.4.3 of the Accounting Policy).

6. Accounting of costs relating to ordinary activities

6.1. Accounting of production costs

The accounting of production costs is carried out according to section II of Accounting Regulations 10/99 "Costs of an entity" (approved by the Order No. 33n of the Ministry of Finance of the Russian Federation dated 06.05.1999 (as amended on 27.11.2006)).

Accounting of expenses and calculation of prime cost of energy and power sold shall be carried separately for power stations, thermal networks and power system as a whole. The total prime cost of energy shall be formed by summation of the prime cost of production and transfer at power stations, prime cost of production, transfer and distribution in thermal networks, cost of purchased electric power and management overheads including the unified engineering process management costs.

Calculation units include:

- total prime cost of electric energy sold;
- total prime cost of power sold under regulated contracts;
- total prime cost of heat energy sold to consumers.

1 kWh, 1MW and 1 Gcal of electric energy, power and heat energy usefully supplied to consumers accordingly shall be considered as a calculation unit.

Production costs shall be accounted for and actual cost of products shall be calculated using conventional calculation method with the use of direct expenses accounts (20, 23, 29) and indirect expenses accounts (25, 26). Indirect expenses accounts 25 'General production costs' and 26 'General running costs' shall be monthly closed in the debit of accounts 20 'Core operations' (23 'Auxiliary production') with subsequent calculation of the total actual production prime cost of goods manufactured.

Considering the above-stated principle of distribution of indirect expenses, the amount of general running costs shall be recognized in the form No. 2 'Profit and Loss Statement' on line 020 'Production cost of goods, products, works, services sold'.

Expenses recorded on account 25 'General production costs', in the end of each month shall be written off completely to account 20 'Core operations' and account 23 'Auxiliary Production' (depending on where they belong to) with simultaneous distribution thereof between calculation objects:

- at power stations – pro rata to the equivalent fuel cost (expenses of subdivisions participating in production of one kind of energy only shall be charged completely to the cost of this kind of energy);
- at calculation of prime cost of products of auxiliary production subdivisions – pro rata to the direct labour base wages.

Account 25 'General production costs' is not used in the Executive Office.

General running costs (except for the fee for electric power industry operational dispatch management services rendered by the system operator) for maintenance of the Executive Office shall be distributed between electric and heat energy in proportion to production expenses of power stations.

Expenses for payment of the fee for electric power industry operational dispatch management services rendered by the system operator shall be charged to the power prime cost according to the tariff regulation procedure.

Expenses recognized by branches on account 26 'General running costs' in the end of each month shall be written off to account 20 'Core operations', as well as to account 23 'Auxiliary Production', and account 29 'Service sector' in case of production by them of products, fulfilment of works and rendering of services for outside organizations or for other branches with simultaneous distribution thereof between calculation objects:

- at calculation of prime cost of products of auxiliary production subdivisions – in proportion to the shop cost of products, works, services. The amount of general running costs attributable to products, works and services of auxiliary and non-productive shops (production units) shall be determined proceeding only from the share of general running costs, which is directly associated with their production;
- the balance of general running costs shall be completely charged to product cost of core operations;
- general running costs shall be distributed between electric and heat energy pro rata to the equivalent fuel cost;
- general running costs shall not be charged to services rendered by auxiliary production and nonindustrial subdivisions to the core-operations, auxiliary and service subdivisions (internal consumption of a branch).

If a branch renders to outside organizations or to other branches services expenses with respect to which are recognized as general production (general running) costs, the costs shall be written off from credit of account 25 'General production costs' (26 'General running costs') to the debit of accounts 90 'Sales' or 79 'Intracompany settlements under current transactions'.

The prime cost of power shall be determined for electric power system as a whole by segregation of semi-fixed costs from the total amount of actual expenses for production of electric energy and power.

Semi-fixed costs shall include all costs charged to the cost of electric energy and power less fuel costs and expenses for payment for services rendered by the wholesale market trade system administrator.

This principle has been determined according to the tariff regulating procedure considering at determination of the tariff for power semi-fixed costs of the generation company to a certain reasonable extent (section IV of the *Guidelines for calculation of tariffs for electric energy and power under purchase and sale contracts at regulated tariffs in the wholesale market* approved by Order No.199-e/6 of the Federal Tariff Service of the Russian Federation dated 15.09.06).

The accounting of expenses for transfer of heat energy at the Company stations shall be conducted separately from accounting of power generation costs on a separate subaccount 20.5 'Expenses for transportation of heat energy'.

Heat energy transfer cost shall be calculated separately from production of heat energy as for a separate kind of activity.

Finished products (account 43) shall be recognized at actual production cost.

6.2. Accounting of electric and heat energy for own needs

The amount of useful supply of electric and heat energy includes energy which has been directly supplied to customers on the basis of concluded agreements. The amount of useful supply of energy shall be determined as a difference between the total energy produced and energy used for own needs, economic needs and technological losses.

Energy consumption for own and economic needs includes:

- consumption of electric energy necessary for functioning of power stations and substantions in the technological process of production, transformation and distribution of electrical power;

- energy consumption by auxiliary and nonindustrial subdivisions which are on balance of power plants. necessary for maintenance of core operations but not associated directly with technological processes of production of thermal and electric energy at the stations.

Electric and heat energy generated by stations and consumed for economic needs shall not be included in the sales volume and shall not be recognized separately on accounts as finished products consumed for own needs (to exclude double turn-over on account 20 'Core operations').

Purchased electric and heat energy spent for economic needs shall be included in expenses on the basis of settlement documents presented by the supplier (contract, invoice, etc.).

Power consumption for heating, water supply and lighting of apartment houses, canteens, hostels, hotels, clubs, recreation centers, preventative clinics, etc. (if these expenses are recorded on account 29 'Service sector') shall not be included in economic needs of the power system.

Consumers using energy and power allocated for internal needs of stations and substantions (subsubscribers) shall not be referred to economic needs of the power system.

Power consumption by such consumers shall be considered as power sale to outside organizations and recognized in accounting of branches. The prime cost electric and heat energy sold shall be determined proceeding from the average annual planned prime cost of 1 kWh and 1 Gcal calculated for the given power station.

The Heat Energy Sales Department shall submit monthly reports by each branch containing data on heat energy spent for heating and water supply of canteens, hostels, hotels, etc. This heat energy shall be recognized as heat energy sale to outside organizations.

Each month, on the basis of reports of the Industrial Engineering Department, the branches shall submit to the Bookkeeping and Tax Accounting Department of the Executive Office data on electric and heat energy used for own and economic needs in due form. These data shall be used to disclose in explanatory notes to the financial statements the parameters of the prime cost of all energy generated and energy used for own and economic needs.

6.3. Procedure of accounting of some costs

Costs of ordinary activities shall be grouped both by items. and by elements (item 8 of Accounting Regulations PBU 10/99).

Expenses for equipping ablutions, medical premises, recreation and psychological relief rooms, creation of medical aid posts with first aid kits, etc. stipulated by the legislation in accordance with established norms shall be recognized in Account 25 'General production costs'.

Expenses for preparation and conduction of civil defence measures shall be recognized on Account 26 'General running costs' (Governmental Resolution No. 227 of 16.03.2000 "On Compensation of Expenses for Preparation and Conduction of Civil Defence Measures").

Rated costs, as well as costs caused by extra payments (payments for emissions above permitted standards, etc.) shall be considered as costs of ordinary activities in the amount of actual expenses. The profit tax calculation procedure shall be determined according to the Tax Code of the Russian Federation and

the Company Accounting Policy with respect to the tax accounting and shall not depend on accounts of the costs under consideration.

Costs associated with payment for public utility services and telecommunication service shall be included in costs of the month in which source documents confirming such costs have been received.

Expenses for educational services in the professional training sector of the personnel qualification and development section of the Human Resources Department shall be recorded on account 26 'General running costs' separately, with subsequent transfer to branches through account 79 'Intracompany settlements' in the amount of actual expenses distributed in proportion to the amount of works performed and services rendered.

Expenses for preparation and retraining of personnel include:

- training costs;

- cost of travel to the place of training;

- accommodation costs;

- daily allowances in case of sending an employee for advanced training (instruction).

Expenses for remuneration of labor of employees in the form of payment of one-time performance bonuses, fulfilment of important tasks, etc., as well as material aid paid to all or majority of employees according to the Collective Agreement shall be recognized as costs of ordinary activities with charging to the debit of expenses accounts. The profit tax and the uniform social tax calculation procedure shall be determined according to the Tax Code of the Russian Federation and the Company Accounting Policy with respect to the tax accounting and shall not depend on accounts of the costs under consideration.

Costs for non-state pension schemes of employees of the Company provided for by the labour and collective agreements, according to item 5 of the Accounting Regulations PBU 10/99 (approved by Order No.33n of the Ministry of Finance of 06.05.1999 as amended on 27.11.2006) shall be considered as costs of ordinary activities. Such costs shall be recognized on the debit side of the production costs account 26 'General running costs' in correspondence with account 76 'Settlements with debtors and creditors', subaccount 07 'Settlements under non-state pension schemes'. Transfer of pension instalments to the non-state pension fund shall be recognized on the debit of account 76.07 in correspondence with account 51 'Settlement account'.

If payment of the pension instalment has been made at a time (by a one-off payment), the expenses shall be charged to the prime cost of products (works, services) on a straight-lime basis during the term of validity of the agreement. Initially they shall be recognized on the debit side of account 97 'Deferred expense' and on the credit side of account 76.07 'Settlements under non-state pension schemes' with subsequent monthly writing off to the debit side of account 26 'General running costs'.

Expenses for holding shareholder meetings, meetings of the Board of the Generation, Board of Directors, as well as payments of remunerations and compensations to members of the Board of Directors and the Internal Audit Commission shall be recorded on account 26 'General running costs' as costs associated with the Company management.

6.4. Accounting of the electric energy (power) purchase and sale transactions in the wholesale market (transactions at the New Wholesale Electric Energy (Power) Market)

Kinds of contracts at the wholesale electric energy and power market.

According to the Rules of the wholesale electric energy (power) market electric energy and power shall be sold (purchased) under the following contracts:

- regulated bilateral contracts of purchase and sale of electric energy and power (RBC);
- contracts ensuring sale (purchase) of electric power based on results of competitive selection of price bids for the day ahead (day-ahead market (DAM) contracts);
- free bilateral contracts of purchase and sale of electric power (FBC);

- contracts ensuring sale (purchase) of electric power based on results of competitive selection of bids for systems balancing (balancing market (BM) contracts);
- contracts ensuring sale of power in the price zone No.1:
- contracts ensuring sale (purchase) of power in the price zone No.2;
- free bilateral contracts of purchase and sale of deviations.

6.4.1. Sale of electric energy and power under regulated bilateral contracts

Sale of electric energy and power under RBC is carried out at tariffs regulated by the state.

According to RBC power price is established equal to the tariff for the installed capacity approved by the Federal Tariff Service and corrected by the reducing factor in case of failure to meet the requirements specified in item 42 of the *Rules of the wholesale market of electric energy (power)*, approved by the resolution No.643 of 24.11.2003 of the Government of the Russian Federation (as amended by the Order No.529 ot 31.08.2006 of the Government of the Russian Federation).

According to the Agreement on transfer of power in the zone of trade in power by the Participants of the wholesale market – Suppliers of electric energy and power (Appendix No. D 4 to the Agreement for joining to the wholesale market trade system) if a supplier fails to meet its obligations on maintaining readiness of generating capacities, while other suppliers meet their obligations and maintain readiness of generating capacities as a whole or partially within the trade zone, the defaulting supplier shall reimburse to other suppliers damages incurred by them.

The procedure of calculation of losses and the basis for such calculation shall be specified in the Agreement for each event of default.

Settlements of accounts under the Agreement are indemnification settlements (clause 37 of the Wholesale Market Regulations) and are recognized as other income and expense on account 91 'Other income and expense' without changing actual amount of power sold.

The amount of losses to be reimbursed shall be determined by the trade system administrator subject to the established procedure of formation of cost of electric energy and power based on results of the settlement period (clause 40 of the Wholesale Market Regulations).

Settlement period under this Agreement is a calendar month.

Upon termination of the settlement period the following source documents shall be made out:

- invoice for payment for electric energy and/or power with itemwise breakdown;
- VAT invoice;
- electric energy acceptance certificate including data on amount and total cost of electric energy acquired by the buyer in the settlement period according to the terms and conditions of the agreement;
- power acceptance certificate including data on cost of power acquired by the buyer in the settlement period according to the terms and conditions of the agreement;
- notice of actual volume of power and cost with allowance for the reducing factor;
- register of liabilities (claims) under the Agreement in the power trade zone;
- settlements reconciliation statement including data on amount of indebtedness for electric energy and power purchased by the buyer according to the terms and conditions of the Agreement.

6.4.2. Sale of electric energy and power under contracts of commission agency

The sale of electric energy on the day-ahead market and balancing market shall be carried out under contracts of commission agency with ZAO Financial Settlement Centre.

Sale of power in price zones 1 and 2 shall be carried out under agreements with ZAO Financial Settlement Centre.

In case of sale of electric energy at free prices the following mechanism of determination of the market price is applicable (item 2 of art. 32 of the Federal Act "On Electric Power Industry"):

- determination (with allowance for technological and network restrictions) of the equilibrium price of the wholesale market developing under the influence of supply and demand based on results of comparison of price bids of suppliers of electric energy and price bids of buyers of electric energy which are free in determination of the price specified in these price bids;
- Independent determination of price for electric energy by the parties to bilateral contracts of purchase and sale of electric energy .
- In compliance with the conditions of the agreements for joining the trade system of the wholesale market and contracts of commission agency for sale of electric energy the settlement period for ZAO Financial Settlement Centre's fee is a calendar month.
- Upon termination of the settlement period the following source documents shall be made out:
- electric energy acceptance certificate including data on amount and cost of electric energy transferred to the Commission Agent by the Consignor according to the terms and conditions of the agreement;
- power acceptance certificate including data on amount and cost of the power transferred to the Commission Agent by the Consignor according to the terms and conditions of the agreement;
- Commission Agent report including data on amount and total cost of electric energy and power sold by the Commission Agent to Buyers on the wholesale market according to the terms and conditions of the agreement;
- bilateral certificate of services rendered including data on cost of services of ZAO Financial Settlement Centre rendered in the given settlement period (according to the Appendix to the Schedule of financial settlements on the wholesale market);
- invoice;
- settlements reconciliation statement including data on amount of indebtedness for electric energy and power transferred to the Commission Agent by the Consignor according to the terms and conditions of the agreement.

6.4.3. Accounting of electric energy and power purchased at the wholesale market

To provide for supply of the volume of electric power under RBCs not included in the planned hourly production, the Company shall purchase electric power in the amount of the difference on the basis of free bilateral contracts and contracts of purchase at a nonregulated price developed as a result of selection of price bids.

In case of shortage of power volumes under actual liabilities with respect to the planned ones the short power based on results of the settlement period shall be purchased.

To account for electric energy and power purchased in order to meet the contractual obligations, use shall be made of account 41 'Goods', subaccount 41.05 'Electrical energy' and subaccount 41.06 'Power'.

Electric energy and power purchased for sale shall be written off at the average prime cost according to item 5.2.3 of these Regulations.

6.4.4. Accounting of expenses for ensuring functioning of the New Wholesale Electric Energy (Power) Market

Expenses for services on ensuring functioning of the New Wholesale Electric Energy (Power) Market trade system shall be recognized on account 44 'Sales costs' and written off completely in the accounting period to account 90 'Sales' (item 9 of the Accounting Regulations PBU 10/99) to the prime cost of the electric energy sold according to the tariff regulation procedure.

7. Settlement of accounts with debtors and creditors

7.1. Accounting of transactions in a foreign currency and settlements in conventional units

Assets and liabilities the value of which is denominated in a foreign currency shall be recognized at rouble estimate by translation of their value in foreign currency at the rate of the Central Bank of the Russian Federation as of the date of transaction, and for preparation of financial statements, at the last quoted rate of the Central Bank of the Russian Federation in the reporting period (in accordance with articles 3 and 6 of the Accounting Regulations PBU 3/2000 "Accounting of Assets and Liabilities Denominated in a Foreign Currency" (approved by Order of the Ministry of Finance of the Russian Federation dated 10.01.2000)).

At preparation of financial statements rouble estimate of assets (fixed assets, intangible assets, long-term securities, inventories) purchased for a foreign currency and recognized at historical cost or at actual purchase cost shall not be translated (Article 9 of the Accounting Regulations PBU 3/2006).

Exchange rate differences arising as a difference between the rouble estimate of assets or liabilities the value of which is denominated in a foreign currency calculated at the rate of the Central Bank of the Russian Federation at the date of fulfilment of the payment obligation or the date of the financial statements for the reporting period and the Rouble estimate of these assets or liabilities calculated at the rate of the Central Bank of the Russian Federation at the date of their recognition in the reporting period or the date of the financial statements for the previous reporting period shall be charged to Account 91 'Other Income and Expense' within other income (expense) when received (incurred) (Article 13 of the Accounting Regulations PBU 3/2000).

Liabilities denominated in a foreign currency but payable in roubles shall be translated as of:

- the date of their entering in the books;

- the last date of the month during the period when they are in the books;

- the date of discharge of the obligation.

Differences arising as a result of such translation shall be referred to as exchange differences.

Differences arising from settlement of accounts for inventories, work performed, services rendered, the cost of which cost is denominated in conventional units, shall be carried to account 91 'Other income and expense' to other income (expense) when received (incurred). The cost of assets (works, services) shall not be translated.

7.2. Accounting of transactions under some settlements

7.2.1. Accounting of termination of obligations by setoff

Termination of obligations by setoff of similar counter claims (Article 410 of the Civil Code of the Russian Federation) shall be made provided the following conditions are observed:

- actual presence of counter debts recognized by the parties and not contested by them;

- similarity of counter claims, i.e. comparability of debts and possibility of their reduction to an equivalent (monetary estimate);

- obligations are matured or their maturity is not mentioned or determined as 'on demand';

- the contract does not contain any provision on inadmissibility of setoff of the claim resulting from the contract.

Mutual claims shall be offset by the amount of debt net of VAT. The VAT amount shall be paid by a bank transfer according to item 4 of art. 168 of the Tax Code of the Russian Federation.

In order that statements of reconciliation with counteragents be in compliance with the requirements of court practice and could be used as evidence in court, a reconciliation statement shall include information on requisites of primary accounting documents (waybill, payment order, certificate of completion, certificate of service provision, etc.) and invoices. The reconciliation statement shall contain information on the contract under which mutual settlements are effected (including contract number and date unless other-

wise is stipulated in the counteragent constituent instruments in accordance with the law), counter agent's location (place of state registration as a legal entity), date of execution and signing of the document by persons authorized for signing the reconciliation statement.

The setoff of mutual homogeneous claims shall be made upon the parties' agreement or unilaterally with notification of the other party in writing, mentioning the ground of claim origination and debt amounts after reconciliation of mutual debts and drawing up of a reconciliation statement (in an arbitrary form, indicating all details required for setoff) signed by the parties' authorized representatives.

If amounts of counter debts are not equal then the larger debt shall be terminated only in the respective part, remaining in force as for the rest.

The setoff of payables to suppliers that are not justified by payment documents (uninvoiced deliveries) shall not be made until payment documents are received and the actual amount of payables is determined on their basis.

Claims shall not be set off if a limitation period is applied to the claim and this period has expired according to the assertion of the other party and in other cases stipulated by the law (Article 411 of the Civil Code of the Russian Federation).

Replacement of persons in liabilities under agreements of assignment of debt and of assignment of the right of claim shall be recognized as follows:

- at assignment of debt to the Company and branches, for example of debtors being energy consumers, an original debtor shall be replaced by a new debtor provided the Company gave consent for the assignment of debt, with reference to requisites of the main contract and requisites of the agreement of assignment of debt (Article 391, clause 1 of the Civil Code of the Russian Federation). Receivables for energy shall remain due in full from the new debtor, i.e. the original liability shall not be considered as discharged;

- at assignment of debt by the Company to another person, the Company's debt to the creditor shall be terminated. The Company's debt to the creditor shall be assigned subject to the creditor's consent to assignment of debt to a new debtor with reference to requisites of the main contract and requisites of the agreement of assignment of debt;

- at assignment of the right of claim of the Company or its branches to the new creditor it shall be recognized in accounts only after receipt of the original notice and the contract on assignment of the right of claim by the original creditor to a new creditor. Accounts payable to the new creditor shall remain recognized by the Company in full, i.e. the original liability shall not be considered as discharged;

- at assignment of the right of claim by the Company to another person, the debt of the debtor to the Company under the liability, the rights (of claim) of which are assigned, shall be terminated. Accounts receivable with respect to assigned proprietary rights shall be recorded to the debit of the respective subaccount of Account 62 'Trade receivables' in correspondence with the respective subaccount of Account 91 'Other income and expense' in the amount of receivables sold according to the assignment agreement. The debt of the previous debtor shall be written off the Company's balance sheet at the moment of transfer of the right of claim in accordance with the terms and conditions of the contract of assignment of the right of claim by debiting the respective subasscount of Account 91 'Other income and expense' in correspondence with the account of payables being assigned.

7.2.2. Accounting of settlements with the use of promissory notes

The use of promissory notes in settlements, whether own or issued by a bank or a third party shall be carried out exclusively by the Executive Office of the Company. In case of use in settlements of securities the amount specified in the security should correspond to the goods (works, services) price specified in the invoice net of VAT. The VAT amount shall be paid by a money transfer according to item 4 of art. 168 of the Tax Code of the Russian Federation.

Own notes issued shall be recognized on account 60 'Trade payables' in the respective analytics in internal correspondence or in correspondence with the debit of account 'Intercompany Settlements under Current Transactions' with respect to the branch the payables of which are paid by the note. The branch that received the advice of the Executive Office on note issue shall close the accounts payable.

Pledge of own notes to secure liabilities to creditors shall be recognized in off-balance account 009 'Security for obligations and payments provided' with analytical breakdown by pledge holders.

Promissory notes received (own notes of debtors) shall be recognized at principle amount, taking into account interest due according to the terms of note issuance in the debit of Account 62 Trade Receivables in the respective analytics in internal correspondence or in correspondence with Account 79 'Intercompany settlements under current transactions' for the branch the receivables of which were paid by the note. The branch shall close accounts receivable and transfer respective VAT amounts in accordance with the Executive Office's advice on receipt of the note for payment of accounts receivable.

The transfer of notes received including own notes of debtors for payment of accounts payable (except for settlement of bills – item 4.4 of the Accounting Policy) shall be recognized as sale of proprietary rights by debiting the respective subaccount of Account 62 'Trade receivables' in correspondence with the respective subaccount of Account 91 'Other income and expense'. At the same time accounts receivable of the Company or its branches for payment of which the note has been received shall be written off by crediting the respective subaccount of Account 91 'Other income and expense'.

Notes received, including those received under endorsement (bank bills and notes of third parties) shall be recognized at actual acquisition (receipt) costs determined in accordance with clause 5.13.3 hereof by debiting the respective subaccount of Account 58 'Financial investments' in correspondence with the respective subaccount of Account 76 'Settlements with various debtors and creditors'. In case of receipt of such note for payment of receivables of the Company or its branches, the receivables shall be cancelled by crediting respective receivables accounts in correspondence with the debit of the subaccount of Account 76 'Settlements with various debtors and creditors' on which payables for the note received are recognized.

In case of payment by such note for branch's receivables, the subaccount of Account 76 'Settlements with various debtors and creditors' in which payables for the note received are recognized shall be debited in correspondence with Account 79 'Intracompany settlements'. The branch shall cancel accounts receivable by crediting respective receivables accounts in correspondence with Account 79 'Intracompany settlements'.

The transfer of a bank bill or third party note for payment of accounts payable shall be recognized as property sale by debiting the respective subaccount of Account 62 'Trade receivables' in correspondence with the respective subaccount of Account 91 'Other income and expense'. Accounts payable shall be closed by debiting respective payables accounts in correspondence with the respective subaccount of Account 62 'Trade receivables'.

The retirement of notes issued by banks and third parties at their presentment to the issuer shall be recognized using account 76 'Settlements with Various Debtors and Creditors' (item 4.4. of the Accounting Policy).

7.3. Accounting of overdue debts

7.3.1. Accounting of provisions for doubtful debts

The Company shall create provisions for doubtful debts with respect to accounts receivable involving charging of amounts of created provisions to the debit of Account 91 'Other income and expense' as other expenses in correspondence with Account 63 'Provisions for doubtful debts' (Article 11 of the Accounting Regulations PBU 10/99). An indebtedness shall be considered as a doubtful debt if this indebtedness has not been paid within the time set in the contract and has not been secured by a pledge, surety or bank guarantee.

Provisions for doubtful debts shall be created proceeding from the good judgment requirement.

The Company shall create provisions for the following kinds of debt receivable:

- for settlements with buyers and customers (account 62.1);

- for advance payments made to suppliers and contractors (account 60.2);

- for acquired rights of claim (account 58.5);

- for debt securities relating to bills of exchange (account 58.2);

- for loans granted to other organizations (account 58.3);

- for buyers' bills received (account 62.3);

- for other accounts receivable (account 76).

Due to the rules of settlement of accounts within the Company, branches shall create provisions only for settlements with buyers and customers, advance payments made to suppliers and contractors and other debtors.

There are 3 kinds of provisions for doubtful debts.

Provision for overdue debts shall be created for all kinds of debt receivable listed above with respect to a specific counterpart taking into account the terms of delay of fulfillment of contractual obligations.

Provision for overdue debts of heat energy consumers shall be created for the debt receivable from heat energy consumers as of the end of the financial year.

Provision for overdue debts of buyers on the New Wholesale Electric Energy (Power) Market shall be created for the debt receivable from wholesale buyers of electric energy and power with respect to a specific agreement in case of failure to meet the contractual obligations by the end of the financial year.

The procedure of formation of provisions for doubtful debts is specified in ***Appendix No. 3*** to the Accounting Policy.

Charged provision shall be allocated to cover losses from bad debts. The debt shall be considered as bad debt if its limitation period has expired or liability has been terminated due to impossibility of its fulfilment under state authority's statement or debtor liquidation deed.

If during the accounting quarter a payment has been received on account of settlement of a doubtful debt or goods have been delivered (works performed, services rendered) on account of advance payments made, which had been recognized as doubtful debts, the amount of the created provision shall be written off using debit of account 63 'Provisions for doubtful debts' and credit of account 91 'Other income and expense'.

7.3.2. Debt receivable writing off procedure

The final balance of settlement of accounts with debtors and creditors (except for settlements with the budget and banks) at the moment of termination of a contact shall be recognized as a sum difference and charged to account 91 'Other income and expense' if its amount is less than 1 rouble (clause 25 of the Regulations approved by order No. 34n of the Ministry of Finance of Russia of 29 July, 1998). This balance of settlement of accounts should be confirmed by reconciliation statements.

Accounts receivable with expired limitation period and other uncollectible debts shall be written off.

Write off of indebtedness shall be made under an indebtedness inventory report, written substantiation, order of the Company's head for each liability and shall be charged to other expenses (Article 12 of the Accounting Regulations PBU 10/99 'Expenses of an entity' approved by Order No. 33n of 06.05.1999 issued by the Ministry of Finance of the Russian Federation).

The written justification of the debt shall mention full name of the debtor, including its form of incorporation, the reason, amount and date of the debt with reference to primary accounting documents; the reason for write off with reference to legal provisions and the following supporting documents attached:

- copies of primary accounting documents (contract, payment order, waybill, work completion report (service provision report), setoff agreement (notice), etc.);

- at liquidation of the debtor being a legal person, an extract from the unified state register of legal persons containing information on liquidation; an in case of death of an individual, when legal succession is not possible in accordance with the legislation, a death certificate;

- in case of insolvency (bankruptcy) of the debtor, decision on completion of bankruptcy proceedings or administrator's report on impossibility to satisfy creditors' claims;

- other documents confirming uncollectibility of the debt (report of a state authority, and so on).

Branches must keep originals of primary accounting documents within 5 years from the date of the order on debt write off

The debt amounting to up to 1500 roubles under one liability shall be written off by an order of branch's director provided all required documents are available.

Accounts receivable written off by reason of debtor's insolvency shall be recognized off the balance for five years from the moment of write off for monitoring the possibility of its collection in case of change of the debtor's property status.

Limitation periods shall be determined according to articles 195-208 of the Civil Code of the Russian Federation. The course of a limitation period shall be discontinued by bringing of a suit in accordance with the established procedure as well as by performing acts testifying to the debt recognition by the liable party. After discontinuation, the limitation period shall commence again, and time before the discontinuation shall not be included to the new period (Article 203 of the Civil Code of the Russian Federation).

An agreement of the parties, recognition of the debt after expiry of limitation periods and change of persons in the liability shall not be deemed a reason for change of the limitation period or the procedure of its calculation.

7.3.3. Accounts payable writing off procedure

The write off of unclaimed accounts payable and bailor indebtedness with expired limitation period and by other reasons stipulated by the law in accordance with the Company (branch) director order mentioning the reason, the amount, the date of the debt origination and regulatory legal acts regulating the ground of write off shall be effected with a written consent of the branch director in accordance with provisions of articles 195 through 208 of the Civil Code of the Russian Federation.

Branches must keep originals of the above mentioned documents, documents evidencing recognition of the debt by the creditor and documents that interrupted the limitation period previously (bilateral reconciliation statement, guarantee letter, response to the claim, etc.) for 5 years from the date of the order on debt write off.

Amounts of accounts payable written off shall be credited to account 91 'Other income and expense' within other income.

Recognized amounts of input VAT with respect to written off accounts payable shall be allocated to the debit of account 91 'Other income and expense' within other expenses.

8. Deferred expense

Deferred expense include expenses incurred by the Company in the accounting period but relating to subsequent accounting periods (i.e. not associated with formation of costs of products (works, services) *of the accounting period*).

Deferred expense shall be recognized on account 97 'Deferred expense' by each kind of expenses and classified into short-term and long-term ones.

Expenses which are to be written off within 12 months are considered to be as short-term ones, and those which are to be written off after 12 months, as long-term ones. Long-term expenses shall be recognized in the balance sheet on line 150 'Other non-current assets'. As the maturity becomes less than 12 months, the long-term expense shall be transferred to the category of short-term expenses.

On this account the Company shall recognize:

- Payments for the granted right of use of intellectual property, made in the form of a fixed one-off payment, including royalty which shall be written off during the term of validity of the agreement (this accounting procedure refers to the usufructuary's accounting);

- Payments for the rights to carry on specific kinds of activity subject to licencing, including expenses for participation in tenders;
- Payments for rights of use of software products and other results of intellectual activity on which the Company has no exclusive rights, as well as expenses associated with implementation of these software products;
- Expenses associated with acquisition of financial investments incurred before entering such financial investments in the books;
- The amount of excess of the par value over the offering price of bonds (bills);
- Expenses for insurance;
- miscellaneous expenses incurred by the Company in the accounting period, but relating to subsequent accounting periods.

At the moment of recognition of expenses on the basis of source documents their amount shall be debited to account 97 'Deferred expense' and credited to the respective material accounts, settlement accounts, expense accounts or cash accounts.

Expenses shall be written off during the period to which they refer. The term of writing off of Deferred expense shall be established by the Company at its own discretion at the moment of recognition of the expense on the basis of respective documents (agreements, experts' reports, etc.).

Deferred expense for an amount not exceeding 1000 RUB shall be included in expenses of the accounting period at a time proceeding from the rationality requirements (item 7 of the Accounting Regulations PBU 1/98).

Fixed one-off payment for the granted right of use of intellectual property shall be written off on a straight-line basis during the term of validity of the agreement.

Expenses for the rights to carry on specific kinds of activity subject to licencing shall be written off on a straight-line basis monthly during the established term of validity of the licence. Until the moment of reception of income from these kinds of activity expenses shall be written off to account 91 'Other income and expense', and since the moment of reception of income, to costs of ordinary activities. In case of termination of a licensed kind of activity the balance of expenses shall be written off at a time to other expenses.

Payments for the right of use of software products shall be included in costs of ordinary activities according to the following procedure:

- If the contract on acquisition of non-exclusive rights establishes a specific term of use of software products, payments relating to several accounting periods shall be recognized as expenses on a straight-line basis during these periods;

- If on the basis of the terms and conditions of the contract on acquisition of non-exclusive rights it is impossible to determine the term of use of software products to which effected payments relate, such expenses shall be recognized on a straight-line basis during the term specified in the experts' report of a competent agency.

The expenses associated with acquisition (retirement) of financial investments shall be included in the cost of financial investments at the moment of their entering in the books.

The amount of excess of the par value over the offering price of bonds (bills) shall be written off on a straight-line basis during the circulation period of a security to account 91 'Other income and expense'.

Expenses for insurance shall be written off on a straight-line basis during the term of validity of the insurance contract.

Amounts paid to other organizations for services which will be received in future shall be recognized as advance payments made and accounted for as receivables on account 60 'Trade payables' (for example, payment for a subscription, telecommunication services, etc.).

9. Equity (share) capital

9.1. General

Equity (share) capital of the Company is a share of owners (members, founders) in the Company assets. Equity capital includes:

- authorized capital;
- capital surplus;
- reserve capital;
- undistributed profit.

9.2. Components of equity (share) capital and their recognition

9.2.1. Accounting of the authorized capital

The authorized capital of the Company makes up the par value of shares (equity units) in the Company acquired by shareholders (members)[18].

Authorized capital formation, as well as its increase or decrease shall be recognized on the credit of account 80 'Authorized capital'.

Entries on account 80 'Authorized capital' shall be made only after making respective amendments to the constituent instruments of the Company according to the established procedure. Until this moment funds being received in payment for shares (equity units) shall be recognized in correspondence with *payables* accounts.

After the state registration of the Company its authorized capital in the amount of contributions of founders (stipulated by the constituent instruments) shall be recognized on the credit of account 80 'Authorized capital' in correspondence with account 75 'Settlements with founders'. Actual receipt of contributions shall be carried to the credit of account 75 'Settlements with founders' in correspondence with accounts intended for accounting of cash and other valuables. In cases of partial payment for the outstanding shares (equity units) the accounting shall state *arrears of founders with respect to contributions to the authorized capital.*

Exchange differences with respect settlement of accounts with founders in case of contributions to the authorized capital made in a foreign currency shall be charged to the capital surplus[20].

Analytical accounting on this account shall be maintained by counterparts (founders).

9.2.2. Accounting of capital surplus

The Company shall record on account 83 'Capital surplus':

- Appreciation of non-current assets as a result of revaluation;

  Upon retirement of a non-current asset the amount of its appreciation shall be transferred from the Company capital surplus to the undistributed profit of the Company.

---

[18] The number and the par value of shares specified in the Company Charter and *acquired by shareholders* are called **outstanding shares**. The number and the par value of shares specified in the Company Charter which the Company is authorized to place *in addition to the outstanding shares* are called **declared shares**

[20] The procedure of accounting of exchange differences associated with formation of the authorized capital of the Company is specified in item 14 of the Accounting Regulations PBU 3/2006.

- Difference between the selling price and the par value of the shares obtained at formation of the authorized capital of the joint-stock company due to sale of shares at a price higher that the par value (share premium).

  Shareholders may pay for shares ***by specific assets.*** Such assets shall be recognized considered by the Company according to their estimate agreed upon by the Board of Directors. In case of a difference between the par value of shares and the monetary value of such assets, the difference shall be allocated to the capital surplus.

- exchange differences arising at settlement of accounts with founders in case of contributions to the authorized capital made in a foreign currency.

Analytical accounting shall be performed by formation sources.

9.2.3. Accounting of reserve capital

The reserve capital (contingency fund) is a part of the accumulated profit of the Company reserved for specific purposes. The Company shall form the reserve capital out of the net profit according to the law 'On Joint-Stock Companies' (No. 208-FZ of 26.12.95).

9.2.4. Accounting of undistributed profit (uncovered loss)

Availability and movement of undistributed profit (uncovered loss) shall be recognized on account 84 'Undistributed profit (uncovered loss)'.

The undistributed profit of the accounting period shall be written off on 31 December by closing turn-overs to the credit of accounts 84 'Undistributed profit (uncovered loss)' in correspondence with account 99 'Profit and loss'. The amount of undistributed profit is made up of undistributed profit of previous years (its part which has not been reserved for specific purposes) and net profit (loss) of the accounting year.

9.2.5. Application of undistributed profit

Application of undistributed profit shall be recognized on the debit side of account 84 'Undistributed profit (uncovered loss)'. Upon approval of the annual financial statements undistributed profit may be used for payment of incomes to shareholders (members) of the Company - in correspondence with the credit side of account 75 'Settlements with founders' and 70 'Wage settlements', as well as for other purposes stipulated by the legislation of the Russian Federation.

9.2.6. Recognition of loss and its covering

The loss of the accounting period shall be written off on 31 December by closing turn-overs to the debit side of account 84 'Undistributed profit (uncovered loss)' in correspondence with account 99 'Profit and loss'.

9.2.7. Treasury shares (equity units)

Treasury shares (equity units) redeemed by the Company from shareholders (members) for their subsequent resale or cancellation shall be recognized on the debit side of account 81 'Treasury shares' in correspondence with cash accounts.

Cancellation of treasury shares (equity units) shall be passed on the credit side of account 81 'Treasury shares (equity units)' and the debit side 80 of account 'Authorized capital' upon fulfilment by the Company of all statutory procedures. The difference between actual expenses for redemption of shares (equity units) and their par value shall be charged to account 91 'Other income and expense'.

10. Credits and loans

10.1. General

The Company may raise borrowed funds by making a loan or credit contract, as well as by issuing bills, bonds and otherwise.

Irrespective of the lender status (banks or non-bank organizations) credits and loans shall be grouped from the point of view of their maturity.

Short-term credits and loans obtained by the Companies for a term not exceeding 12 months (i.e. with a maturity according to terms and conditions of the contract not exceeding 12 months) shall be recognized on account 66 'Settlements under short-term credits and loans'. Long-term credits and loans obtained by the Companies for a term exceeding 12 months (i.e. with a maturity according to terms and conditions of the contract exceeding 12 months) shall be recognized on account 67 'Settlements under long-term credits and loans'.

Short-term and/or long-term debts may be due and/or overdue.

A debt under received loans and credits is considered to be due if its maturity according to the terms and conditions of the contract has not expired or has been extended (prolonged) according to the established procedure.

A debt under received loans and credits is considered to be overdue if its maturity according to the terms and conditions of the contract has expired.

The long-term indebtedness shall be transferred to the short-term one when according to the terms and conditions of the contract of loan and/or credit 365 days are left until repayment of the principal amount of the debt. At the same time, the liabilities shall be transferred from account 67 to account 66.

Analytical accounting of credits and loans shall be maintained by kinds of liabilities in terms of contracts, counterparts, currencies, etc.

When the Company acts as a borrower in compliance with the terms and conditions of a loan or credit agreement, the principal amount of the debt (hereinafter, the debt) shall be recognized by the Company at the moment of their actual reception in the amount of actually received monetary funds (or in the cost estimate of other assets stipulated by the agreement) within accounts payable.

Indebtedness under a loan granted to the Company and/or a credit obtained or denominated in a foreign currency, including those payable in roubles, and arrears of interest accrued in a foreign currency, shall be recognized by the Company in a rouble estimation at the rate of the Central Bank of the Russian Federation as of the date of actual execution of the transaction (extension of a credit or a loan, charging of interests). Subsequently the amount of the indebtedness shall be revaluated at the rate of the Central Bank of the Russian Federation in the end of each calendar month, as well as on the date of repayment of the indebtedness under the received loan and/or credit, interest accrued.

If the law or the parties by their mutual agreement establish another rate for conversion of an obligation denominated in foreign exchange but payable in roubles, the conversion shall be effected at such rate.

10.2. Structure and procedure of recognition of expenses under credits and loans

Expenses associated with reception and application of loans and credits include:

- interest due from the Company under loans and credits received;
- interest, discount under bills and bonds payable;
- additional expenses incurred in connection with reception of loans and credits, issue and placement of debentures;
- exchange differences relating to interest payable under loans and credits (obtained and denominated in a foreign exchange or conventional monetary units) occurred from the moment of charging interest according to the terms and conditions of the contract till their actual repayment (transfer).

Expenses under received credits and loans are subdivided into:

- Current expenses (in this case the expenses shall be recognized as costs of the period in which they are incurred and shall be accounted for as a part of other costs. Current expenses include all expenses under received credits and loans, except for their part which is to be included into investment asset cost.
- Expenses included into investment asset cost. The Company refers to investment assets fixed assets, scheduled term of creation (acquisition, construction) of which exceeds one year. If actual term of creation of a fixed asset has exceeded the one which was planned earlier and amounted to more than 12 months, the fixed asset shall not be requalified into investment asset.

Expenses under obtained loans and credits directly related to acquisition and/or to construction of an investment asset shall be included in the cost of this asset and written off by charging depreciation, except for cases when accounting rules do not stipulate charging of depreciation.

Expenses under obtained loans and credits associated with formation of an investment asset with respect to which according to the accounting rules depreciation is not to be charged, shall not be included in the cost of such asset, and shall be charged to operating costs of the Company.

Expenses under obtained loans and credits associated with acquisition of an investment asset shall be decreased by the amount of income from temporary use of borrowed funds in the capacity of long-term and short-term financial investments. Any decrease of expenses under loans and credits in this case should be confirmed by the respective calculation of the revenue earned.

For the expenses under obtained loans and credits to be included in the historical cost of an investment asset, the following conditions shall be simultaneous met:

a) occurrence of expenses for acquisition and/or construction of the investment asset;

b) actual beginning of works associated with formation of the investment asset;

c) availability of actual expenses under loans and credits or obligations to incur such expenses;

d) the term of creation of the investment asset exceeds one year.

The inclusion of expenses under obtained credits and loans in the historical cost of the investment asset shall ceases from the first date of the month following the month when the asset was entered in the books as a fixed asset, or from the moment of putting the asset into operation (whichever is earlier). Expenses under credits and loans made after the date of entering asset in the books (putting into operation) shall be considered to be current expenses.

10.2.1. Recognition of interest due under obtained loans and credits and income from temporary investment of borrowed funds

Interest due and payable under received credits and loans shall be recognized on the credit side of account 66 'Settlements under short-term credits and loans' (67 'Settlements under long-term credits and loans') in correspondence with the debit of account 91 'Other income and expense' (for current expenses) or with the debit of account 08 'Investments in fixed assets' (for expenses included in the cost of the investment asset). The arrears of interest due shall be recognized on separate subaccounts.

Expenses on interest for obtained credits and loans shall be recognized **monthly** irrespective of their maturity according to the procedure established by the terms and conditions of the loan and/or credit agreement.

The indebtedness under obtained loans and credits shall be shown taking into account interest due as of the end of the reporting period according to the terms and conditions of the contract.

Income from temporary investment of borrowed funds shall be recognized for each expired accounting period according to the terms and conditions of the contract.

10.2.2. Recognition of interest, discount under payable bills and bonds

With respect to issued bills the Company recognizes the amount specified in the bill as accounts payable.

With respect to issued bonds the Company recognizes the par value of issued and sold bonds as accounts payable.

Interest expenses on issued bills and bonds shall be recognized monthly irrespective of their maturity according to the procedure provided for by the conditions of issue of the respective debt security.

Accounts payable shall be shown taking into account interest (discount) due as of the end of the reporting period according to the bill drawing or bond issue conditions.

Should bonds (bills) be offered at a price different from their par value:

- If the offering price exceeds the par value, the difference shall be charged to at first to account 98 'Deferred income', and then shall be written off on a straight-line basis during the term of circulation of the security to account 91 'Other income and expense';
- If the par value exceeds the offering price, the difference shall be charged to at first to account 97 'Deferred expense', and then shall be written off on a straight-line basis during the term of circulation of the security to account 91 'Other income and expense'.

10.2.3. Recognition of additional expenses incurred due to procurement of loans and credits, issue and placement of debentures

Additional expenses suffered by the Company due to borrowings may include expenses associated with:

- Payment of legal and consultation services;
- Document copying;
- Payment of taxes and charges (in cases provided for by the effective legislation);
- Carrying out expert examinations;
- Telecommunication services;
- Other expenses directly associated with procurement of loans and credits, placement of debentures.

The Company shall charged additional expenses to the costs of the accounting period in which they were incurred. The additional expenses shall be recognized on account 91 'Other income and expense' (for current expenses) or on the debit side of account 08 'Investments in fixed assets' (for costs included in the investment asset cost).

11. Deferred income

11.1. General

Deferred income mean income received in the accounting period but relating to future accounting periods. Deferred income shall be recorded on account 98 'Deferred income'.

11.2. Deferred income categories

Deferred income includes:

- Value of assets (except for monetary funds) received free of charge;
- Value of assets acquired at the expense of target budgetary financing;
- The amount of excess of the offering price of bonds over their par value;

- Other income received (accrued) during the accounting period, but relating to future accounting periods.

11.3. Deferred income accounting procedure

In case of gratuitous reception by the Company of assets the market value of the assets received shall be recognized on the credit of account 98 'Deferred income' in correspondence with accounts 07 'Equipment to be installed', 08 'Investments in fixed assets', 10 'Materials' and other accounts intended for accounting of assets. The writing off procedure is described below.

Budgetary funds allocated by the Company for acquisition of non-current assets (financing of current expenses), shall be recognized on account 98 'Deferred income' in correspondence with account 86 'Target financing' at commissioning of non-current assets (at the moment of entering inventories in the books, accrual of wages and undertaking other similar expenditures).

The amounts recorded on account 98 'Deferred income' in the form of cost of assets received free of charge, as well as acquired at the expense of target financing shall be written off to the credit of accounts 91 'Other income and expense':

- as depreciation is charged – with respect to non-current assets received free of charge or built (acquired) at the expense of target financing;
- In the process of writing off to expense accounts – with respect to other tangible assets (works, services) received free of charge or acquired (executed, rendered) at the expense of target financing;
- as target financing funds or other grants are draught on – with respect to monetary funds received in the form of target financing;

If the offering price of bonds (bills) exceeds their par value the difference shall be recognized on the credit side of account 98 'Deferred expense', and then written off on a straight-line basis during the term of circulation of the security to account 91 'Other income and expense'.

Analytical accounting under account 98 'Deferred income' shall be maintained for each type of income, for each gratuitous receipt of valuables.

The difference between the amount to be claimed from guilty persons at deficiencies, and the cost of the assets lost according to the accounting data, as well as forthcoming receipts under indebtedness with respect to revealed deficiencies for previous years shall be recognized as a part of other income on account 91 'Other income and expense' at the moment of origination of the bases for collection of the indebtedness from guilty persons (coming into effect of the court decision, documented fact of acknowledgment of the indebtedness by the guilty person, etc.) without using account 98 'Deferred expense'.

12. Financial results

12.1. General

The financial results of the Company activity shall be calculated based on principles of definiteness in time of the facts of business activity according to which the facts of business activity refer to the accounting period in which they occured, irrespective of the actual time of receipt or payment of monetary funds.

Depending on the character and conditions of reception, lines of activity, the financial results of activity of the Company shall be made up of financial results:

a) of ordinary activities (profit or loss from sale of products, works, services);

b) of other income and expense.

Financial results of ordinary activities shall be determined as a difference between the proceeds from sale of products, goods, work performed, services rendered in current prices net of VAT, export duties and other deductions stipulated by the legislation of the Russian Federation, and the prime cost of products sold (goods, works, services).

The prime cost of products (goods, works, services) sold shall be formed on the basis of expenses of usual kinds of activity recognized both in the accounting year, and in the previous accounting periods with allowance for commercial and administrative expenses incurred by the Company recognized in the prime cost of sold products, goods, works, services in the capacity of expenses of ordinary activities.

Financial results from other activity mean the result on all operations of the Company other that operations on ordinary activities.

Financial results of the Company shall be recognized in the Profit and Loss Statement with breakdown by:

- Incomes and the costs associated with coal production and benefication;
- Other income and expense on ordinary activities;
- Administrative expenses;
- Business expenses;
- Other income and expense.

If the terms and conditions of the contract provide for reception of income during more than one accounting period and stage-by-stage acceptance of works or services is not stipulated, incomes shall be recognized on a straight-line basis during the term of validity of the contract, and costs shall be distributed taking into account the principle of uniformity of recognition of incomes and costs.

At formation of financial results costs shall be recognized irrespective of their recognition for calculation of the taxable base.

12.2. Income classification

The Company recognizes **as income from ordinary activities** the following proceeds:

- from sale of electric energy and power;
- from sale of heat energy;
- received for non-returned condensate;
- from sale of make-up and chemically treated water;
- from sale of other finished products of auxiliary production;
- from fulfilment of works (provision of services) of industrial character;
- from fulfilment of works;
- from rendering consultation services, company management services and other services;
- from rendering intermediary services;
- from provision of assets on hire basis (leasing, subleasing) (if this activity is a core one for the company).

Other incomes of the Company are:

- proceeds from sale of fixed assets, intangible assets, financial investments and others nonmonetary assets;
- proceeds connected with participation in authorized capitals of other organizations (including interest and other income on securities);
- interest on loans extended by the Company, as well as interest for the use by the bank of monetary funds deposited on the Company account;
- Incomes from assignment agreements (agreements of assignment of the right of claim);
- Incomes from leasing out assets (this shall not apply to companies for which leasing out assets is the core business);

- proceeds from currency sale transactions.
- amounts of fines, default interest , penalties and other kinds of sanctions for infringement of conditions of business agreements recognized by the Company or adjudged by the court, namely:
  - for exceeding maximum hourly heat energy loads established by the agreement;
  - for unauthorized water use;
  - for exceeding heat consumption limit established by the agreement;
  - for underexploitation of heat amount established by the agreement;
  - for falsification of readings of metering devices;
  - for breaking seals;
  - for delay in payment by participants of the wholesale market.
  - for car detention;
  - for poor-quality coal.
- assets received free of charge, in particular under gift agreements:
- receipts in compensation of losses caused to the Company;
- profit of previous years revealed in the accounting year;
- amounts of payables and receivables with expired limitation period;
- exchange differences;
- assets appreciation amount;
- excesses revealed at inventory taking.

Other incomes also include compensation of the generating company losses payable according to the Agreement on ensuring transfer of power in the power trading zone. According to clause 16 of the Accounting Regulations PBU 9/99 the date of recognition of compensation of losses shall be the date of the register of liabilities under the Agreement.

Incomes not included in the list but gained by the Companies during its business activity shall be classified according to Accounting Regulations PBU 9/99 'Incomes of an entity'.

Proceeds originating as aftereffects of force majeure in the course of business activity (natural disasters, fire, emergency, nationalization, etc.): insurance indemnity, cost of inventory items remaining from writing off of assets unsuitable for reconditioning and subsequent use, etc. are also referred to other incomes of the Company.

12.3. Classification of expenses

Company **expenses under ordinary activities** include:

- expenses associated with acquisition of raw materials, supplies, goods and other inventories;
- expenses originating directly in the course of processing (modification) of inventories for the purposes of production, fulfilment of works, rendering of services and their sale;
- expenses originating in the course of sale (resale) of products – business expenses, administrative expenses, etc.
- expenses relating to provision of assets on hire basis (leasing, subleasing).

Other expenses of the Company include:

- expenses associated with sale, retirement and other writing off of fixed assets, intangible assets, financial investments and others nonmonetary assets;
- expenses relating to participation in authorized capitals of other organizations;
- interest charged for granting to the Company of credits and loans if interest is not included in the cost of the respective assets;

- expenses associated with payment for services of credit institutions (payment for opening and management of settlement, current, currency and other accounts; cash payments, payment for transfer, collection operations, transactions with letters of credit and other banking transactions, etc.);
- expenses under assignment agreements (agreements for assignment of the right of claim);
- taxes and dues payable at the expense of financial results;
- loss on currency sale transactions;
- amounts of fines, default interest, penalties for infringement of the terms and conditions of agreements acknowledged or adjudged by the court;
- legal and arbitration expenses (according to the lists approved by the Civil Procedure Code of the Russian Federation and the Arbitration Procedure Code of the Russian Federation);
- reimbursement of the losses caused by the Company;
- losses of previous years recognized in the accounting year;
- amounts of debt receivable with expired limitation period, other unrecoverable debts;
- expenses for production which has not yield any products;
- exchange differences;
- amount of assets markdown;
- provision of coal free of charge to certain categories of persons who are not Company employees;
- expenses for maintenance of fixed assets which are not used in business activity of the Company, including depreciation, expenses for storage, putting in long-term storage, etc.;
- Transfer of funds (instalments, payments etc.), associated with charities, expenses for holding sports events, recreation, entertainment, cultural, educational and other similar events.
- socially-oriented expenses: material aid to employees (except for the material aid allowed according to item 7.9. of the Collective Agreement), additional payments to pensions, financial incentives of pensioners not involved in labour activity, expenses for recreation activity, maintenance of social-sphere facilities and other similar expenses.

Other expenses also include expenses for formation of:

- Provision for depreciation of financial investments (*Appendix No.2* to the Accounting Policy);
- Provision for depreciation of tangible assets (*Appendix No.3* to the Accounting Policy);
- Provision for doubtful debts (*Appendix No.4* to the Accounting Policy).

Other expenses also include compensation of the generating company losses payable according to the Agreement on ensuring transfer of power in the power trading zone. According to clause 16 of the Accounting Regulations PBU 10/99 the date of recognition of compensation of losses shall be the date of the register of liabilities under the Agreement.

Expenses not included in the list but incurred by the Companies during its business activity shall be classified according to Accounting Regulations PBU 10/99 'Costs of an entity'.

Expenses originating as aftereffects of force majeure in the course of business activity (natural disasters, fire, emergency, nationalization of property, etc.) are also referred to other expenses of the Company.

12.4. Procedure of accounting of financial results

12.4.1. Procedure of accounting of financial results of ordinary activities

Proceeds from sale of goods, rendering of services, etc. shall be recognized on the credit side of account 90 'Sales' and on the debit side of account 62 'Settlements with buyers and customers' or account 76 'Settlements with various debtors and creditors'.

The credit side of subaccount 'Proceeds' of account 90 'Sales' shall be used for accounting of the receipts of assets recognized as proceeds according to Accounting Regulations PBU 9/99 «Incomes of an entity».

Simultaneously with recognition of proceeds on the credit side of account 90 'Sales' the debit side of this account (subaccount 'Cost of sales') shall be used to write-off expenses from accounts 20 'Core operations', 41 'Goods', 43 'Finished products', 44 'Sales costs', etc. The procedure of distribution of such costs is dealt with in the respective sections of the Accounting Policy.

The debit side of subaccount 'Value-added tax' shall be used for accounting of the value-added tax charged at the moment of shipment of products (fulfilment of works, rendering of services) in correspondence with account 68 'Settlements under taxes and charges'.

Records on the above-stated subaccounts of account 90 shall be made accumulatively during the accounting year. The financial result (profit, loss) from sales for the accounting month shall be determined monthly by comparison of the aggregate debit turn-over on subaccounts 'Cost of sales', 'Value-added tax' and credit turn-over on subaccount 'Proceeds'. The financial result shall be written off from subaccount 'Profit/loss on sales' to account 99 'Profit and loss'. Upon termination of the financial year all subaccounts open under account 90 'Sales' (except subaccount 'Profit/loss on sales') shall be closed by internal records on subaccount 'Profit/loss on sales'.

Analytical accounting on accounts 90.1 'Proceeds' and 90.2 'Cost of sales' shall be maintained by kinds of activity,

12.4.2. Procedure of recognition of other income and expense

Other incomes and expenses shall be recognized on account 91 'Other income and expense'.

The credit side of account 91 'Other income and expense' shall be used for accounting of receipt of assets recognized as other incomes.

The debit side of account 91 'Other income and expense' shall be used for accounting of other expenses.

The balance of other income and expense for the accounting month shall be determined monthly by comparison of debit and credit turn-overs on subaccounts of account 91 'Other income and expense' establishes and stated on subaccount 'Balance of other income and expense' of account 91 'Other income and expense'.

This balance shall be monthly (by closing turn-overs) written off from subaccount 91.9 'Balance of other income and expense' to account 99 'Profit and loss'.

In the end of the financial year all subaccounts opened under account 91 'Other income and expense' (except for subaccount 'Balance of other income and expense') shall be closed by internal records to subaccount 'Balance of other income and expense', therefore account 91 shall be closed and shall not have any balance as of the end of the reporting period.

12.4.3. Formation of final financial results of the Company activity

Account 99 'Profit and loss' is a summary account for formation of final financial results of all operations of the Company.

The final financial results is made up of financial results of ordinary activities, as well as other expenses and incomes. Entries on account 99 'Profit and loss' shall be recognized in correspondence with:

- account 90 'Sales' – with respect to profit or loss from ordinary activities;
- account 91 'Other income and expense' - with respect to the balance of other income and expense;

Account 99 'Profit and loss' shall be also used for accounting of :

- payments charged under profit tax;

- amounts of charged conditional expenses under profit tax, permanent liabilities and payments due to recalculations under this tax from the actual profit, as well as the amount of tax sanctions due in correspondence with account 68 'Settlements under taxes and dues' and account 69 'Settlements under social insurance and welfare'.

Upon termination of the accounting year at preparation of annual financial statements account 99 'Profit and loss' shall be closed. By closing record of December the amount of net profit (loss) of the accounting year shall be written off from account 99 'Profit and loss' to the credit (debit) of account 84 'Undistributed profit (uncovered loss)'.

12.5. Accounting of settlement under profit tax

The Company differs in its accounting and financial statements tax on book profit (loss) recognized in the accounting records and tax on taxable profit, generated in the accounting and recognized in the profit tax return according to requirements of Accounting Regulations PBU 18/02 'Accounting of settlement under profit tax''.

The accounting distinguishes between permanent and temporary differences.

Permanent differences mean incomes and expenses making up book profit (loss) of the accounting period and excluded from calculation of the profit tax base both of the accounting periods and subsequent accounting periods.

Permanent differences arise as a result of:

- Excess of actual expenses taken into consideration at formation of the book profit (loss), over costs accepted for taxation purposes with respect to specific restrictions are established;
- Non-recognition for taxation purposes of costs associated with transfer on a gratuitous basis of assets (goods, works, services), in the amount of value of assets (goods, works, services) and costs associated with such transfer;
- Non-recognition for taxation purposes of a loss (profit) associated with a difference between the assessed value of assets at their contribution to the authorized (share) capital of another organization and the value at which these assets are recognized in the balance sheet of the transferring party;
- Payment of material aid, payment of additional leaves and other payments to employees, which are not taken into consideration in the tax accounting;
- Formation of a loss carried forward which upon expiration of a certain time, according to the tax legislation of the Russian Federation, cannot be any more accepted for tax purposes in the accounting, period or in subsequent accounting periods;
- costs of prior periods revealed in the current period;
- other similar differences.

The information on permanent differences shall be formed in tax accounting registers.

A permanent tax obligation means an amount of tax entailing change of profit tax payments in the accounting period only. A permanent tax obligation equals to the amount determined as a product of the permanent difference originated in the accounting period by the profit tax rate established by the tax legislation of the Russian Federation and effective as of the accounting date.

In case of increase of the profit tax amount payable to the budget in the accounting period a permanent tax obligation shall be recognized on the debit side of account 99 in correspondence with subaccount 68 'Profit tax'.

In case of decrease of the profit tax amount payable to the budget in the accounting period a permanent tax obligation shall be recognized by reversal records on the debit side of account 99 in correspondence with subaccount 68 'Profit tax'.

Temporary differences mean incomes and expenses making up book profit (loss) in one accounting period, and profit tax base - in another or in other accounting periods.

At formation of taxable profit temporary differences cause appearance of *deferred profit tax* being an amount influencing the profit tax amount payable to the budget in the accounting period following the current accounting period or in subsequent accounting periods.

Temporary differences, depending on the nature of their effect on taxable profit (loss) are subdivided into:

- Deductible temporary differences;
- Taxable temporary differences.

At formation of the taxable profit (loss) **deductible temporary differences** lead to formation of a deferred profit tax which should reduce the profit tax amount payable to the budget in the accounting period following the current one or in subsequent accounting periods.

Deductible temporary differences appear as a result of:

- application of different methods of calculation of depreciation for accounting purposes and for the purposes of determination of the profit tax;
- application of different methods of recognition of business and administrative expenses in the prime cost of sold products, goods, works, services in the accounting period for accounting and taxation purposes;
- loss carried forward not used to decrease the profit tax in the accounting period but which will be accepted for tax purposes in subsequent accounting periods unless otherwise stipulated by the tax legislation of the Russian Federation;
- application, in case of sale of fixed assets, of different rules of recognition for accounting and taxation purposes of the depreciated value of fixed assets and costs associated with their sale;
- other similar differences.

Taxable temporary differences at formation of the taxable profit (loss) lead to formation of deferred profit tax which should increase the profit tax amount payable to the budget in the accounting period following the current one or in subsequent accounting periods.

Taxable **temporary** differences are formed as a result of:

- application of different methods of calculation of depreciation for accounting purposes and for the purposes of determination of the profit tax;
- postponement of profit tax payment or permission to pay it by installments;
- other similar differences.

A deferred tax asset means the part of the deferred profit tax which should cause a decrease of the profit tax payable to the budget in the accounting period following the current one or in subsequent accounting periods.

Deferred tax assets are equal to the amount determined as a product of deductible temporary differences that arose in the accounting period by the profit tax rate established by the tax legislation of the Russian Federation and effective as of the accounting date.

Deferred tax assets shall be recognized on account 09 'Deferred tax assets' in correspondence with account 68 'Profit tax'. Analytical accounting of deferred tax assets shall be maintained by kinds of assets in estimation of which the deductible temporary difference occurred.

Deferred tax obligation means the part of deferred profit tax which should cause an increase of the profit tax payable to the budget in the accounting period following the current one or in subsequent accounting periods.

Deferred tax liabilities shall be recognized in the accounting period when taxable temporary differences arise. Deferred tax liabilities equal to the amount determined as a product of taxable temporary differences that arose in the accounting period by the profit tax rate established by the tax legislation of the Russian Federation and effective as of the accounting date.

Deferred tax liabilities shall be recognized on account 77 'Deferred tax liabilities' in correspondence with account 68 'Profit tax'. Analytical accounting of deferred tax liabilities shall be maintained by kinds of assets and liabilities in estimation of which the taxable temporary difference occurred.

Deferred tax assets and deferred tax liabilities, at retirement of the asset or the liability on which they have been charged, shall be written off to the profit and loss account in the amount by which according to the tax legislation of the Russian Federation the taxable profit will not be reduced in the accounting period and subsequent accounting periods.

At preparation of financial statements the Company shall recognizes in the balance sheet the amount of deferred tax asset and deferred tax obligation (without breakdown).

The amount of profit tax determined proceeding from the book profit (loss) and recognized in the accounting records irrespective of the amount of taxable profit (loss), is a profit tax notional expense (notional income). The notional expense (notional income) under the profit tax equals the amount determined as a product of book profit generated in the accounting period by the profit tax rate established by the tax legislation of the Russian Federation and effective as of the accounting date.

The profit tax notional expense (notional income) shall be recognized on a dedicated subaccount 99.2.1 Notional expense (notional incomes) under the profit tax.

The Company shall recognize as current profit tax (current tax loss) the profit tax for taxation purposes determined proceeding from the amount of the notional expense (notional income) adjusted for the amounts of the permanent tax liability, the deferred tax asset and the deferred tax liability of the accounting period.

13. Provisions

13.1. Provisions for future expenses and payments

The Company shall create provisions:

- for future payment of leaves;
- for payment of year-end performance remunerations;

13.2. Estimated provisions

The Company shall create provisions:

- for doubtful debts;
- for depreciation of tangible assets;
- for depreciation of financial investments.

The provision for depreciation of financial investments shall be recognized in the Executive Office of the Company.

The provision for payment of year-end performance remunerations shall be recognized in the financial statements of branches on the basis of the letter of advice of the Executive Office.

Provisions for future payment of leaves, for doubtful debts, for depreciation of tangible assets shall be recognized in the financial statements of Company branches.

The procedure of formation, application and accounting of each of the above provisions is presented in ***Appendices Nos 2 to 6*** to this Accounting Policy.

List of regulatory documents

At development of these principles of the corporate accounting policy the following regulatory documents were used:

- Civil Code of the Russian Federation (Part One) No.51-FZ of 30.11.1994 (as amended by Federal Act No.201-FZ of 04.12.2006).
- Civil Code of the Russian Federation (Part Two) No.14-FZ of 26.01.1996 (as amended by Federal Act No.19-FZ of 02.02.2006).
- Federal Act No.129-FZ of 21.11.1996 "On Accounting" (as amended by Federal Act No.183-FZ of 03.11.2006).
- Federal Act No.208-FZ of 26.12.1995 "On Joint-Stock Companies" (as amended by Federal Act No.155-FZ of 27.07.2006).
- Tax Code of the Russian Federation (Part One) No.146-FZ of 31.07.1998 (as amended by Federal Act No.137-FZ of 27.07.2006).
- Tax Code of the Russian Federation (Part Two) No.117-FZ of 05.08.2000 (as amended by Federal Act No.208-FZ of 05.12.2006).
- Order No.34n of the Ministry of Finance of the Russian Federation of 29.07.1998 "Regarding approval of Regulations on book-keeping and accounting in the Russian Federation" (as amended by Order No.116n of the Ministry of Finance of the Russian Federation of 18.09.2006).
- Order No.60n of the Ministry of Finance of the Russian Federation of 09.12.1998 "Regarding approval of Accounting Regulations PBU 1/98 "Accounting policies of a legal entity" (as amended by Order No.107n of the Ministry of Finance of the Russian Federation of 30.12.1999).
- Order No.167 of the Ministry of Finance of the Russian Federation of 20.12.1994 "Regarding approval of Accounting Regulations PBU 2/94 "Accounting of agreements (contracts) for capital construction".
- Order No.2n of the Ministry of Finance of the Russian Federation of 10.01.2000 "Regarding approval of Accounting Regulations PBU 3/2000 "Accounting of assets and liabilities denominated in a foreign currency".
- Order No.43n of the Ministry of Finance of the Russian Federation of 06.07.1999 "Regarding approval of Accounting Regulations PBU 4/99 "Accounting of an entity" (as amended by Order No.116n of the Ministry of Finance of the Russian Federation of 18.09.2006).
- Order No.44n of the Ministry of Finance of the Russian Federation of 09.06.2001 "Regarding approval of Accounting Regulations PBU 5/01 "Accounting of inventories".
- Order No.26n of the Ministry of Finance of the Russian Federation of 30.03.2001 "Regarding approval of Accounting Regulations PBU 6/01 "Accounting of fixed assets" (as amended by Order No.116n of the Ministry of Finance of the Russian Federation of 18.09.2006).
- Order No.60n of the Ministry of Finance of the Russian Federation of 02.08.2001 "Regarding approval of Accounting Regulations PBU 15/01 "Accounting of loans and credits, and expenses on their servicing" (as amended by Order No.115n of the Ministry of Finance of the Russian Federation of 18.09.2006).
- Order No.56n of the Ministry of Finance of the Russian Federation of 25.11.1998 "Regarding approval of Accounting Regulations PBU 7/98 "Accounting of post-balance events".
- Order No.96n of the Ministry of Finance of the Russian Federation of 28.11.2001 "Regarding approval of Accounting Regulations PBU 8/01 "Contingent facts of economic activities" (as amended by Order No.116n of the Ministry of Finance of the Russian Federation of 18.09.2006).
- Order No.32n of the Ministry of Finance of the Russian Federation of 06.05.1999 "Regarding approval of Accounting Regulations PBU 9/99 "Incomes of an entity" (as amended by Order No.116n of the Ministry of Finance of the Russian Federation of 18.09.2006).
- Order No.33n of the Ministry of Finance of the Russian Federation of 06.05.1999 "Regarding approval of Accounting Regulations PBU 10/99 "Costs of an entity" (as amended by Order No.116n of the Ministry of Finance of the Russian Federation of 18.09.2006).

- Order No.5n of the Ministry of Finance of the Russian Federation of 13.01.2000 "Regarding approval of Accounting Regulations PBU 11/2000 "Details of affiliated persons" (as amended by Order No.27n of the Ministry of Finance of the Russian Federation of 30.03.2001).
- Order No.11n of the Ministry of Finance of the Russian Federation of 27.01.2000 "Regarding approval of Accounting Regulations PBU 12/2000 "Information by segments" (as amended by Order No.115n of the Ministry of Finance of the Russian Federation of 18.09.2006).
- Order No.91n of the Ministry of Finance of the Russian Federation of 16.10.2000 "Regarding approval of Accounting Regulations PBU 14/2000 "Accounting of intangible assets" (as amended by Order No.115n of the Ministry of Finance of the Russian Federation of 18.09.2006).
- Order No.115n of the Ministry of Finance of the Russian Federation of 19.11.2002 "Regarding approval of Accounting Regulations PBU 17/02 "Accounting of expenses for research and development, experimental development and technological works" (as amended by Order No.116n of the Ministry of Finance of the Russian Federation of 18.09.2006).
- Order No.114n of the Ministry of Finance of the Russian Federation of 19.11.2002 "Regarding approval of Accounting Regulations PBU 18/02 "Accounting of profit tax expenses".
- Order No.126n of the Ministry of Finance of the Russian Federation of 10.12.2002 "Regarding approval of Accounting Regulations PBU 19/02 "Accounting of financial investments" (as amended by Order No.116n of the Ministry of Finance of the Russian Federation of 18.09.2006).
- Order No.105n of the Ministry of Finance of the Russian Federation of 24.11.2003 "Regarding approval of Accounting Regulations PBU 20/03 "Information on participation in joint ventures" (as amended by Order No.116n of the Ministry of Finance of the Russian Federation of 18.09.2006).
- Order No.49 of the Ministry of Finance of the Russian Federation of 13.06.1995 "Regarding approval of methodological guidelines on inventory taking of assets and financial liabilities".
- Order No.112 of the Ministry of Finance of the Russian Federation of 30.12.1996 "Regarding methodological recommendations for preparation of consolidated financial statements" (as amended by Order No.36n of the Ministry of Finance of the Russian Federation of 12.05.1999).
- Order of the Ministry of Finance of the Russian Federation of 31.10.2000 No.94n "Regarding approval of the "Chart of accounts for accounting of financial and economic activity of entities and Instructions on its application" (as amended by Order No.115n of the Ministry of Finance of the Russian Federation of 18.09.2006).
- Order No.135n of the Ministry of Finance of the Russian Federation of 26.12.2002 "Regarding approval of "Methodological directions on accounting of special tools, special fixtures, special equipment and special clothes".
- Order No. 67n of the Ministry of Finance of the Russian Federation of 22.07.2003 "Forms of accounting of organizations" (as amended by Order No.115n of the Ministry of Finance of the Russian Federation of 18.09.2006).
- Order No. 115n of the Ministry of Finance of the Russian Federation of 18.09.2006 "Amendment of regulatory legal acts on accounting".
- Order No. 116n of the Ministry of Finance of the Russian Federation of 18.09.2006 "Amendment of regulatory legal acts on accounting".

Appendix No.1 to
Regulations on Accounting Policy for Accounting Purposes.
(approved by order No. 878 of 29.12.2007)

Working Accounts Chart
for Software Package 1S Bukhgalteria v. 8

Account	
Code	**Description**
01	Fixed assets
01.01	Fixed assets within company
01.09	Retirement of fixed assets
02	Depreciation on fixed assets
02.01	Depreciation on fixed assets included in account 01
02.02	Depreciation of property included in account 03
03	Income-bearing lease investments
03.01	Tangible assets within company
03.09	Retirement of tangible assets
04	Intangible assets
04.01	Intangible assets of company
04.02	Research, development and engineering costs
05	Amortization of intangible assets
07	Equipment to be installed
08	Fixed asset investments
08.01	Acquisition of land lots
08.02	Acquisition of natural resources
08.03	Construction of fixed assets
08.04	Acquisition of fixed assets
08.05	Acquisition of intangible assets
08.08	Carrying out research, development, and engineering activities
08.99	Capital expenses (expenses of the Investment Projects Implementation Department)
09	Deferred tax assets
10	Materials
10.01	Raw materials and supplies
10.02	Purchased semifinished and integrated parts, structures and components
10.04	Containers and packing materials
10.05	Spare parts
10.08	Construction materials
10.09	Implements and fixtures
10.10	Custom tooling and special clothing in stock
10.11	Custom tooling and special clothing in operation
10.11.1	Special clothing in operation
10.11.2	Custom tooling in operation
10.12	Leased out materials
10.13	Materials transferred to custody
10.14	Materials used for administrative needs
10.15	Nonfunctional raw materials and other similar valuables
10.15.01	Nonfunctional raw materials and other similar valuables

10.15.01.01	Raw materials and supplies
10.15.01.02	Purchased semi-finished items and vendor items, structures and parts
10.15.01.04	Containers and packing materials
10.15.01.05	Spare parts
10.15.01.06	Other materials
10.15.01.08	Construction materials
10.15.01.10	Special equipment and special clothes in stock
10.15.01.13	Materials transferred for storage
10.15.02	Nonfunctional raw materials and other similar valuables not intended for sale
10.15.02.13	Materials transferred for storage
14	Provisions for depreciation of tangible assets
14.01	Provisions for depreciation of materials
14.01.01	Provisions for depreciation of illiquid inventories intended for sale
14.01.02	Provisions for depreciation of illiquid inventories not intended for sale to be written off
14.01.03	Provisions for depreciation of inventories with low turn-around period
19	Value added tax on acquired valuables
19.01	Value added tax at acquisition of fixed assets
19.01.01	VAT on separate acquired fixed assets items
19.01.02	VAT on equipment requiring installation
19.03	Value added tax on acquired inventories
19.03.01	VAT on materials and goods
19.03.02	VAT on fuel
19.03.02.01	VAT on coal
19.03.02.02	VAT on gas
19.03.02.03	VAT on fuel oil
19.03.03	VAT on purchased energy
19.03.03.01	VAT on electric energy purchased on the Wholesale Electric Energy (Power) Mar-ket
19.03.03.02	VAT on power purchased on the Wholesale Electric Energy (Power) Market
19.03.03.03	VAT on services on the Wholesale Electric Energy (Power) Market
19.03.03.04	VAT on purchased electric energy (except for the Wholesale Electric Energy (Power) Market)
19.04	VAT on acquired services
19.04.01	VAT on overhaul works and services
19.04.02	VAT on current repair works and services
19.04.03	VAT on public utilities
19.04.04	VAT on telecommunication services
19.04.05	VAT on transportation services (except for railway services)
19.04.07	VAT on professional training and consulting seminars services
19.04.08	VAT on subscription for periodicals
19.04.09	VAT on assets lease
19.04.10	VAT on railway carriage
19.04.11	VAT on other current operation works and services
19.08	VAT at construction of fixed assets
19.08.01	VAT on civil and erection works carried out by contractors
19.08.04	VAT on acquired assets under construction

19.10	VAT on licence fees
19.99	VAT accepted to deduction centrally at settlements by bills
19.99.03	VAT on work performed and services provided
20	Core operations
20.01	Core operations
26	General running costs
29	Service sector
41	Goods
41.01	Goods in stock
41.04	Vendor items
41.05	Purchased electric energy
43	Finished products
44	Sales costs
44.02	Business expenses in companies
50	Cash in hand
50.01	Company's cash in hand
50.03	Monetary instruments
51	Settlement accounts
52	Foreign currency accounts
55	Special bank accounts
55.04	Clearing (trade) accounts
58	Financial investment
58.01	Shares and stock
58.01.2	Stock
58.02	Debt securities
58.04	Deposits under partnership agreements
58.06	Deposit accounts
59	Provisions for depreciation of financial investments
60	Trade payables
60.01	Settlements with suppliers and contractors
60.01.01	Settlements with suppliers and contractors of inventories, works and services under current operations
60.01.01.01	Settlements with suppliers of inventories
60.01.01.01.01	Settlements with fuel suppliers
60.01.01.01.01.01	Settlements with suppliers of coal
60.01.01.01.01.02	Settlements with suppliers of fuel oil
60.01.01.01.01.03	Settlements with suppliers of gas
60.01.01.01.02	Settlements with suppliers of materials and goods
60.01.01.01.99	Settlements with suppliers other inventories
60.01.01.02	Settlements for purchased energy
60.01.01.02.01	Settlements for electric energy purchased on the Wholesale Electric Energy (Power) Market
60.01.01.02.01.01	Settlements for purchased electric energy
60.01.01.02.01.02	Settlements for purchased power
60.01.01.02.01.03	Settlements for services on the Wholesale Electric Energy (Power) Market
60.01.01.02.02	Settlements with other suppliers on purchased electric energy (except for the Whole-sale Electric Energy (Power) Market)

60.01.01.03	Settlements with suppliers and contractors under current operation works
60.01.01.03.01	Settlements with contractors on capital repair
60.01.01.03.02	Settlements with contractors on current repair
60.01.01.03.99	Settlements with contractors on other works
60.01.01.04	Settlements with suppliers and contractors under current operation services
60.01.01.04.01	Settlements with suppliers of public utilities
60.01.01.04.02	Settlements with communication services providers
60.01.01.04.03	Settlements with suppliers of transportation services (except for railway services)
60.01.01.04.05	Settlements with suppliers on professional training and consulting seminars
60.01.01.04.06	Settlements for subscription and acquisitions of libraries
60.01.01.04.07	Settlements for assets leased by the Company
60.01.01.04.99	Settlements with suppliers and contractors on other services
60.01.01.05	Settlements for licence fees
60.01.03	Settlements with suppliers and contractors at capital investments
60.01.03.03	Settlements with suppliers and contractors on civil and erection works
60.01.03.03.01	Settlements with contractors on capital construction of industrial facilities
60.01.03.03.03	Settlements with contractors on technical upgrading
60.01.03.04	Settlements with suppliers of separate fixed assets items
60.01.03.06	Settlements with suppliers at acquisition of construction in progress
60.02	Settlements under advance payments made
60.02.01	Settlements with suppliers and contractors of inventories, works and services under current operations
60.02.01.01	Settlements with suppliers of inventories
60.02.01.01.01	Settlements with fuel suppliers
60.02.01.01.01.01	Settlements with suppliers of coal
60.02.01.01.01.03	Settlements with suppliers of gas
60.02.01.01.02	Settlements with suppliers of materials and goods
60.02.01.02	Settlements for purchased energy
60.02.01.02.01	Settlements for electric energy purchased on the Wholesale Electric Energy (Power) Market
60.02.01.02.01.01	Settlements for purchased electric energy
60.02.01.02.01.03	Settlements for services on the Wholesale Electric Energy (Power) Market
60.02.01.03	Settlements with suppliers and contractors under current operation works
60.02.01.03.01	Settlements with contractors on capital repair
60.02.01.03.02	Settlements with contractors on current repair
60.02.01.04	Settlements with suppliers and contractors under current operation services
60.02.01.04.01	Settlements with suppliers of public utilities
60.02.01.04.02	Settlements with communication services providers
60.02.01.04.05	Settlements with suppliers on professional training and consulting seminars
60.02.01.04.06	Settlements for subscription and acquisitions of libraries
60.02.01.04.07	Settlements for assets leased by the Company
60.02.01.04.99	Settlements with suppliers and contractors on other services
60.02.02	Settlements for railway services
60.02.03	Settlements with suppliers and contractors at capital investments
60.02.03.02	Settlements with contractors under research and development activities
60.02.03.03	Settlements with suppliers and contractors on civil and erection works
60.02.03.03.03	Settlements with contractors on technical upgrading

60.02.03.04	Settlements with suppliers of separate fixed assets items
60.03	Bills issued
60.03.03	Settlements with suppliers and contractors at capital investments
60.03.03.99	Settlements with other suppliers and contractors
62	Trade payables
62.01	Settlements with buyers and customers
62.01.01	Settlements with buyers and customers
62.01.01.01	Settlements with buyers on the Wholesale Electric Energy (Power) Market
62.01.01.01.01	Settlements with buyers of electric energy on the Wholesale Electric Energy (Power) Market
62.01.01.01.02	Settlements with buyers of power on the Wholesale Electric Energy (Power) Market
62.01.01.02	Settlements with other buyers of energy (except for the Wholesale Electric Energy (Power) Market)
62.01.01.03	Settlements with heat energy consumers
62.01.02	Settlements for services of industrial nature
62.01.04	Settlements for assets leased out by the Company
62.01.07	Settlements with buyers of fixed assets
62.01.08	Settlements with buyers of other assets
62.02	Settlements under advance payments received
62.02.01	Settlements with energy consumers
62.02.01.01	Settlements with buyers on the Wholesale Electric Energy (Power) Market
62.02.01.01.01	Settlements with buyers of electric energy on the Wholesale Electric Energy (Power) Market
62.02.01.01.02	Settlements with buyers of power on the Wholesale Electric Energy (Power) Market
62.02.01.03	Settlements with heat energy consumers
62.02.02	Settlements for services of industrial nature
62.02.04	Settlements for assets leased out by the Company
62.02.07	Settlements with buyers of fixed assets
63	Provisions for doubtful debts
63.01	Provision for doubtful debts relating to indebtedness under settlements with buyers and customers
63.02	Provision for doubtful debts relating to indebtedness under advance payments made to suppliers and contractors
63.07	Provision for doubtful debts relating to indebtedness under settlements with other debtors
66	Settlements under short-term credits and loans
66.01	Short-term credits
66.02	Interest on short-term credits
66.03	Short-term loans
66.04	Interest on short-term loans
67	Settlements under long-term credits and loans
67.01	Long-term credits
67.02	Interest on long-term credits
67.03	Long-term loans
67.04	Interest on long-term loans
68	Settlements under taxes and dues
68.01	Individual income tax
68.02	Value added tax

68.04	Profit tax
68.04.01	Budget settlements
68.04.02	Profit tax calculation
68.05	Land tax
68.06	Water tax
68.07	Motor vehicle tax
68.08	Property tax
68.10	Other taxes and charges
68.10.01	Tax for maintenance of fire brigades. Other taxes and dues
68.10.02	Target tax on territory cleaning
68.10.03	Target tax for maintenance of police
68.10.05	Sales tax
68.10.06	Tax for needs of educational institutions
68.10.07	Tax for maintenance of housing
68.10.08	Bridge tax
68.10.11	Payments for extraction of common mineral resources
68.13	Mineral extraction tax
68.14	State duty
68.15	Dividend income tax
69	Settlements under social insurance and welfare
69.01	Settlements under social insurance (Uniform Social Tax part transferred to the Social Insurance Fund)
69.02	Pension coverage settlements (insurance premium payments for compulsory pension insurance)
69.02.1	Insurance part of the labour pension
69.02.2	Cumulative part of the labour pension
69.03	Settlements under compulsory medical insurance (Uniform Social Tax part transferred to the compulsory medical insurance funds)
69.03.1	Settlements with Federal Compulsory Medical Insurance Fund
69.03.2	Settlements with Territorial Compulsory Medical Insurance Fund
69.04	(Uniform Social Tax part transferred to the Federal budget
69.10	Arrears, default interest, fines to the Pension fund of the Russian Federation
69.11	Payments for compulsory social insurance against accidents at work and occupational diseases
70	Wage settlements
71	Settlements with accountable persons
71.01	Settlements with accountable persons (in roubles)
73	Other settlements with personnel
73.01	Settlements under loans granted
73.02	Settlements under compensation for material loss
73.03	Settlements under other operations
75	Settlements with founders
75.02	Settlements on payment of income
76	Settlements with various debtors and creditors
76.01	Settlements under property, personal and voluntary insurance
76.01.03	Insurance of personnel
76.01.04	Public liability insurance

76.02	Settlements under claims
76.04	Settlements under deposited amounts
76.08	Settlements with individual debtors and creditors
76.08.03	Settlements under trade union fees
76.08.05	Other settlements with individuals
76.08.06	Settlements under reimbursement of caused damage (regress suits)
76.08.07	Settlements under payments to pensioners not involved in labour activity
76.08.09	Other creditors on amounts withheld from wages
76.09	Other settlements with various debtors and creditors
76.09.02	Settlements under certification, licensing, obtaining of permissions and certificates
76.09.08	Settlements under charities
76.09.09	Settlements under acquisition of trip vouchers for employees from outside organizations
76.09.10	State duty under writs of execution for electric energy
76.09.14	Other settlements with other debtors and creditors
76.11	Settlements under financial investments
76.12	Settlements under target funds for energy saving
76.14	Settlements under other operations on the Wholesale Electric Energy & Power Market
76.14.01	Fines, default interest under settlements accounts on the wholesale market
76.14.01.01	Fines, default interest under settlements for energy on the Wholesale Electric Energy (Power) Market
76.14.01.02	Fines, default interest under settlements for power on the Wholesale Electric Energy (Power) Market
76.16	Payment for pollution of environment, disposal of waste, other kinds of adverse effect
76.17	Land rent
76.17.01	Rent for lands of cities and settlements
76.41	Settlements under writs of execution of employees
76.41.01	Settlements under alimony
76.AB	VAT on advance payments
76.H	Settlements under deferred VAT
77	Deferred tax liabilities
79	Intracompany settlements
79.01	Settlements under provided assets
79.01.01	Settlements under provided assets relating to the Authorized Capital
79.01.02	Settlements under provided assets relating to the Capital Surplus
79.01.03	Settlements under provided assets relating to the Accumulation Fund
79.01.04	Settlements under provided assets relating to the Social Sphere Fund
79.01.05	Settlements under provided assets relating to the markdown of fixed assets
79.02	Settlements under current transactions
79.02.02	Settlements under payments in favour of other branches
79.02.02.01	Settlements under payments made for other branches
79.02.02.02	Settlements under direct transfers of monetary funds to other branches
79.02.03	Settlements under other current transactions
79.04	Settlements under contribution of assets to the authorized capitals of subsidiary and dependent companies
80	Authorized capital

80.01	Ordinary shares
82	Reserve capital
82.02	Reserves created according to constituent instruments
83	Capital surplus
83.01	Revaluation surplus
83.02	Share premium from issue of ordinary shares
83.09	Other sources
84	Undistributed profit (uncovered loss)
84.01	Profit to be distributed
84.03	Undistributed profit in circulation
84.04	Undistributed profit used
86	Target financing
86.02	Other target financing and receipts
90	Sales
90.01	Proceeds
90.01.01	Proceeds on sales exempt from Unified Tax on Imputed Income
90.01.01.01	Proceeds from sale of energy, condensate, backfeed
90.01.01.02	Proceeds for products, services
90.02	Cost of sales
90.02.01	Cost of sales exempt from Unified Tax on Imputed Income
90.02.01.01	Cost of energy, condensate
90.02.01.02	Cost of products, services
90.03	Value-added tax
90.07	Sales costs
90.07.1	Costs of sales exempt from Unified Tax on Imputed Income
90.09	Sales profit / loss
91	Other income and expense
91.01	Other income
91.02	Other expense
91.09	Balance of other income and expense
94	Deficiencies and losses resulting from spoilage of values
96	Provisions for future expenses
97	Deferred expense
97.01	Deferred wage expense
97.21	Other deferred expense
98	Deferred income
98.01	Unearned revenues
99	Profit and loss
99.01	Profit and loss (except for the profit tax)
99.01.1	Profit and loss from activity exempt from Unified Tax on Imputed Income
001	Leased fixed assets
002	Inventories accepted for safe custody
003	Materials accepted for processing
006	Registered high-security forms
007	Indebtedness of insolvent debtors written off to loss
008	Security for obligations and payments received
009	Security for obligations and payments provided

010	Wear of fixed assets
068	Profit tax from branches
068.02	Tax on permanent differences
068.03	Tax on deductible temporary differences
068.04	Tax on taxable temporary differences

Appendix No. 2
to the Regulations on Accounting Policy
for Accounting Purposes
(approved by order No. 878 of 29.12.2007)

OAO Kuzbassenergo

Regulations on Creation of Provision for Depreciation of Financial Investments

CONTENTS

1. General

These Regulations describe the procedure of creation of provision for depreciation of financial investments.

Depreciation of financial investments means continuous substantial depreciation of financial investments on which the current market value is not determined below the amount of economic benefit which the Company expects to receive from these financial investments in the normal course of business.

The provision for depreciation of financial investments shall be created proceeding from requirements of good judgment and an authentic estimation of financial investments.

According to item 37 of the Accounting Regulations PBU 19/02 "Accounting of financial investments" approved by the Order No. 126n of the Ministry of Finance of the Russian Federation of 10.12.2002, a steady depreciation of financial investments is characterized by simultaneous availability of the following conditions:

- as of the accounting date and as of the previous accounting date the book value of financial investments is much greater than their estimated value;

- during the accounting year the estimated value of financial investments has been materially changing exclusively towards its decrease;

- as of the accounting date, there is no likelihood of any essential raise of the estimated value of these financial investments in future.

The Regulations have been prepared according to effective standard documents:

- Federal Act No. 129-FZ "On accounting" of 21.11.1996 (as amended);
- "Regulations on book-keeping and accounting in the Russian Federation" approved by the Order No. 34-n of the Ministry of Finance of the Russian Federation of 29.07.1998 (as amended);
- Accounting Regulations PBU 1/98 "Accounting policies of a legal entity" approved by the Order No. 60n of the Ministry of Finance of the Russian Federation of 09.12.1998 (as amended);
- Accounting Regulations PBU 4/99 "Accounting of an entity" approved by the Order No. 43n of the Ministry of Finance of the Russian Federation of 06.07.1999 (as amended);
- Accounting Regulations PBU 19/02 "Accounting of financial investments" approved by the Order No. 126n of the Ministry of Finance of the Russian Federation of 10.12.2002 (as amended);
- Accounting Regulations PBU 18/02 "Accounting of profit tax expenses" approved by the Order No. 114n of the Ministry of Finance of the Russian Federation of 19.11.2002;
- Guidelines on Inventory Taking of Assets and Financial Liabilities approved by the Order No. 49 of the Ministry of Finance of the Russian Federation of 13.06.1995;
- Regulations on Bills of Exchange and Promissory Notes approved by the Resolution No.104/1341 of the Central Executive Committee of the USSR and Soviet of People's Commissars of the USSR of 07.08.1937.

2. Basis for provision creation

The provision for depreciation of financial investments shall be created by the Company for depreciation of the following kinds of financial investments for which the current market value is not determined:

- shares which are not traded on an organized stock market;

- debt securities (bills, bonds);

- loans granted to other organizations.

Company's subdivision in charge of implementation of these Regulations are:

- finance department – with respect to loans extended to other organizations;

- treasury - with respect to debt securities (bills, bonds);
- corporate finance and economy department - with respect to investments in other organization (stock, shares, equity units).

If upon maturity of a bill of exchange according to items 34-37 of the Regulations on Bills of Exchange and Promissory Notes approved by the Resolution No.104/1341 of the Central Executive Committee of the USSR and Soviet of People's Commissars of the USSR of 07.08.1937 and its presentation for payment the payment is not effected, this financial investment ceases to be recognized as an asset capable to bring to the Company economic benefit (income) in future, and shall be classified as a debt instrument of the drawer with application of an analytic character 'Financial investments which do not bring income'. If within 60 days from the date of maturity the payment under the bill has not been effected, the indebtedness of the drawer shall be recognized as doubtful and according to the Regulations on creation of provision for doubtful debts this indebtedness shall be included in provision for debts overdue. Simultaneously provision for depreciation of financial investments earlier created shall be written off in the amount attributable to the unpaid bill.

The same procedure of adjustment of the provision for depreciation of financial investments shall apply with respect to the borrower indebtedness under loans granted to other organizations. The deadline of receipt of payment for a debt to be recognized as doubtful shall be the date of repayment of the loan established by the contract.

The basis for creation of the provision shall be the amount characterizing material decrease of the estimated value of financial investments as compared to book (balance sheet) value.

The responsible subdivision of the Executive Office of the Company before the 20th day of the last month of the accounting quarter shall preliminarily reveal of availability of signs of depreciation of financial investments, in particular:

- availability of evidence of bankruptcy of the Issuer of securities held by the Company, or its debtor under a loan agreement or declaration of such Issuer bankrupt;

- making on the stock market of a significant number of transactions with similar securities under a price much lower that their book value;

- absence or essential decrease of receipts from financial investments in the form of interest or dividend with a high probability of subsequent decrease of these receipts in future.

If a situation occurs where a depreciation of financial investments is likely, the Company shall check for availability of conditions of a steady depreciation of financial investments (depreciation test).

Financial investments depreciation test shall be also conducted by the responsible subdivision of the Executive Office of the Company by comparing the book value of the financial investments to their estimated value.

To confirm the steady depreciation of financial investments, the test shall be carried out on two dates:

- as of the end of the quarter in which depreciation signs were revealed;

- as of the end of the quarter preceeding the one in which depreciation signs were revealed.

Taking into account control over dependent companies, in case of revealing of signs of depreciation of financial investments (shares, bills, etc.) in subsidiaries, the check for depreciation shall be carried out once a year as of 31 December of the accounting year. For confirmation of steady depreciation of this kind of financial investments 31 December of the year preceeding the one in which depreciation signs were revealed shall be adopted as the second date of testing.

The testing for depreciation of financial investments shall be carried out by the Corporate Finance and Economy Department of the Executive Office of the Company.

In case of confirmation of the fact of steady depreciation of financial investments the provision for depreciation of financial investments shall be created in the amount of difference between the book value of financial investments and their estimated value provided that on both above-stated dates the book value exceeds the estimated value.

The estimated value of a share shall be determined proceeding from the value of net assets of the Issuer or with the use of other methods not contradicting the effective legislation, in particular by engaging independent appraisers.

At determination of the estimated value proceeding from the value of net assets the latter shall be divided by the number of issued shares. The value of net assets shall be calculated according to the Procedure of estimation of the value of net assets of joint-stock companies approved by joint Order No. 10n/03-6/pz of the Ministry of Finance of the Russian Federation and the Federal Commission on Securities of the Russian Federation dated 29.01.2003.

To determine the estimated value of shares use shall be made of the data of the balance sheet of the Issuer prepared as of the last date of the month preceeding the end of the accounting quarter. If the Issuer does not prepare monthly financial statements, then use shall be made of the data of the balance sheet of the Issuer as of the last date the quarter preceeding the end of the accounting quarter. Results of testing shall be submitted to the Bookkeeping and Tax Accounting Department by the 25 day of the last month of the accounting quarter.

The estimated value of debt securities (bills, bonds), as well as loans granted to other organizations shall be determined by discounting the expected future cash flows or using other methods not contradicting the effective legislation.

The information on amount for which the provision shall be created shall be presented by responsible subdivisions in the form specified in Appendix No.1 to these Regulations and shall be approved by the Deputy General Director for Economy and Finance.

3. Provision formation procedure

Initial formation of the provision shall be performed on 01 January, 2008. Subsequently the provision shall be created ***in the end of each quarter*** after carrying out a depreciation test.

Provisions for depreciation of financial investments increase the amount of other expenses of the Company.

The provisions shall be recognized on account 59 'Provisions for depreciation of financial investments' by the following analytic characters:

- Provision for depreciation of investments in subsidiaries;
- Provision for depreciation of investments in dependent companies;
- Provision for depreciation of financial investments in other organizations.

Since the Tax Code does not provide for a possibility of creation of a provision for depreciation of financial investments, in the tax accounting there are no costs related to creation of the provision. This gives raise to formation of deductible temporary differences according to the Accounting Regulations PBU 18/02 "Accounting of profit tax expenses" approved by the Order No. 114n of the Ministry of Finance of the Russian Federation of 19.11.2002.

Charging of the provision at initial recognition shall be reflected by the following accounting records:

Dr	Cr	Accounting record amount	Comment
91.2	59	Amount of provision created at the rate of decrease of the estimated value of financial investments as compared to their book (balance sheet) value.	Charging provision for depreciation of financial investments.
09	68.4	(Amount of provision created for depreciation of financial investments) * 24 %.	Recognition of the deferred tax asset.

If depreciation tests carried out in subsequent periods reveal further decrease in the estimated value of securities, the amount of the created provision shall be increased.

At revealing of a trend for increase of the estimated value of securities, the amount of created provision shall be adjusted (decreased) until complete writing off when the estimated value of financial investments equals or exceeds their book (balance sheet) value.

Adjustment of the provision for depreciation of financial investments shall be recognized as of the last date of the accounting quarter by the following accounting records:

Dr	Cr	Accounting record amount	Comment
91.2	59	Amount of provision created at the rate of decrease of the estimated value of financial investments as compared to their book (balance sheet) value for the accounting quarter.	Increase of the provision amount due to decrease of the estimated value of the financial investment.
09	68.4	(Amount of increase of the provision for depreciation of financial investments) * 24 %.	Recognition of the deferred tax asset.
59	91.1	Amount of the provision to be written off at increase of the estimated value of financial investments in the accounting quarter.	Decrease of the provision amount due to increase of the estimated value of the financial investment
68.4	09	(Amount of decrease of the provision for depreciation of financial investments) * 24 %.	Writing off of the deferred tax asset

If in the accounting period there was a retirement of financial investments the estimated value of which was included in the amount of the created provision, as well as if on the basis of available information it is possible to draw a conclusion that a financial investment does not meet any more the criteria of steady material depreciation, the provision shall be written off to the extent of the amount attributable to such financial investment.

Writing off of the provision shall be recognized with the use of the following accounting records:

Dr	Cr	Accounting record amount	Comment
59	91.1	Amount of provision to be written off.	Writing off of provisions for depreciation of financial investments
68.4	09	(Amount of provision for depreciation of financial investments to be written off) * 24 %.	Writing off of the deferred tax asset

4. Presentation of information in financial statements

Provisions for depreciation of financial investments are referred to the group of estimated reserves; the information on amounts of formed provisions for depreciation shall be stated in the financial statements as follows.

Balance sheet:

- Financial investments the value of which has been steadily decreasing shall be stated in a "net" estimation, i.e. at the book value of securities less amount of created provision for their depreciation stated on account 59 'Provisions for depreciation of financial investments'. The amount of the provisions shall not be stated in the liabilities section of the balance sheet.

Profit and Loss Statement (section II 'Other income and expense'):

- Costs associated with formation of provisions for depreciation of financial investments shall be recognized in the line 'Other expense'.

Statement of Changes in Equity (section II Reserves):

- The credit balance of account 59 'Provisions for depreciation of financial investments' shall be recognized accordingly in columns 3 and 6 of the separate line of section Reserves;
- Credit turn-overs on account 59 'Provisions for depreciation of financial investments' shall be recognized in column 4 of the separate line of section Reserves;
- Debit turn-overs on account 59 'Provisions for depreciation of financial investments' shall be recognized in column 5 of the separate line of section Reserves.

Explanatory note

- Subject to disclosing are costs associated with formation of provisions for depreciation of financial investments for the accounting year, as well as information on application of such provisions.

Appendix No. 3
to the Regulations on Accounting Policy
for Accounting Purposes
(approved by Order No. 878
of December 29, 2007)

OAO Kuzbassenergo

Regulations

For Provisioning For Depreciation Of Inventory Items

CONTENTS

1. General

These Regulations describe the procedure for creating provisions for depreciation of inventory items in business accounting of the OAO Kuzbassenergo (hereinafter referred to as the Company).

Inventory items discussed in these Regulations mean inventories including all types of materials except for fuel.

The provision for depreciation of inventories is created in the business accounting of the Company proceeding from prudence requirements.

Inventories, whose value has decreased or those that are morally obsolete or partially lost their initial quality, shall be recognized in business accounting at a current market value provided it is lower than the original cost value of procurement (acquisition).

The cost of inventories is included in provision as an amount corresponding to the positive difference between assessment values of the specified tangible assets according to the business accounting and their current market value.

These Regulations are formulated in compliance with the following bookkeeping and tax accounting regulatory documents :

- Russian Federation Labor Code as now in effect;
- Federal Law No. 129-FZ of 21.11.1996 "On Accounting" (as amended);
- Accounting Regulations PBU 5/01 approved by the Order No. 44n of the Ministry of Finance of the Russian Federation dated 09.06.2001 (as amended);
- Regulations on Book-Keeping and Accounting in the Russian Federation approved by the Order No. 34n of the Ministry of Finance of the Russian Federation of 29.07.1998 (as amended);
- Instructional Guidelines on Business Accounting of Inventories approved by the Order No. 119n of the Ministry of Finance of the Russian Federation of 28.12.2001 (as amended);
- Accounting Regulations PBU 18/02 approved by the Order No. 114n of the Ministry of Finance of the Russian Federation dated 19.11.2002.

2. Basis For Creating The Provision.

The basis for creating the provision is as follows:

- value of unmarketable inventories meant for sale (included on account 10 "Materials" having an analytical character "Nonfunctional raw stores and other similar inventories intended for sale");
- value of unmarketable inventories not intended for sale and meant for disposal (included on account 10 "Materials" having an analytical character "Nonfunctional raw stores and other similar inventories not intended for sale");
- value of inventories having low turnover ratio.

Unmarketable inventories include tangible assets that are not suitable for further use in production or business activity due to their moral depreciation, loss of their initial qualities or economic inexpedience, acquired or obtained in the course of business activities (residual products, metal scrap, parts, spares obtained from ultimately rejected items or writing off of fixed assets).

Unmarketable inventories are revealed:

- in the course of dismounting, disassembly, liquidation, routine repairs and overhaul of fixed assets;
- in the course of mandatory and out-of-sequence inventory check of the Company's property;
- in the course of control checks of unmarketable inventories performed in compliance with the Company's by-laws.

The procedure and terms of execution of documents related to operations of the unmarketable inventories accrual are established by the Company's current business accounting and regulatory documents.

Inventories having low turnover ratio include materials stored at warehouses and other storage facilities for more than 12 months. Long-term storage of inventories result in moral aging and deterioration of qualitative characteristics of such current assets.

Low turnover ratio of inventories gives grounds for reduction in their current market value. Such current assets shall be recognized while calculating the provision for reduction in value of inventories.

The following materials are not considered to be inventories having low turnover ratio:

- materials included on account 10 "Materials" having an analytical character "Nonfunctional raw stores and other similar inventories intended for sale". "Nonfunctional raw stores and other similar inventories not intended for sale";
- materials included in emergency and/or mobilization reserve;
- materials acquired intentionally for long-term repairs, overhaul, modernization, construction provided the work schedule designedly involves storage of materials at warehouses for more than 12 months.

Materials included in emergency and/or mobilization reserve shall be checked for signs of moral depreciation and loss of initial quality based on results of the regular annual property inventory check. If the inventories in question are acknowledged not suitable for further use in production or business activity, they shall be included in the group of unmarketable inventories intended for provisioning for reduction in value.

3. Procedure For Creating The Provision.

The Provision shall be created separately for each type of inventories corresponding to the analytic character "Nomenclature" of the Company's Chart of Accounts.

Calculation of the provision amount shall be executed documentarily in compliance with requirements of Article 9 of the Federal Law No. 129-FZ of 21.11.1996 "On Accounting" to execute the primary accounting documents.

The amount of the provision for inventories included in the balance of subsidiaries shall be calculated by procurement services of subsidiaries and approved by the Director of the subsidiary. The above calculation shall be submitted to the Logistics Department within the Executive Office of the Company in the form specified in Appendices Nos 1 and 2 to these Regulations.

The Logistics Department calculates the amount of provision for inventories included in the balance of the Executive Office and submits it to the Bookkeeping and Tax Accounting Department along with the Company's summary calculation of the provision amount. The summary calculation of the provision amount is to be approved by the Deputy Director General in charge of production support in the form specified in Appendix No. 3 to these Regulations.

The approved calculations of provision shall be presented along with the documents confirming the current market value of the inventories within the following time limits:

- when creating provision for unmarketable stock based on the results of inventory accounting (control check) at a subsidiary, ***documents should be submitted to the Logistics Department no later than 10 calendar days after the inventory accounting (control check) completion date;***

- when creating provision for low turnover stock as of the end of an accounting month (except for December), ***documents should be submitted to the Logistics Department before the third day of the month which follows the accounting month;***

- when creating the Company's overall provision as of the end of an accounting month (except for December), ***documents should be submitted to the Bookkeeping and Tax Accounting Department before the fifth day of the month which follows the accounting month;***

- when creating provision in a subsidiary as of the end of a calendar year, ***documents should be submitted to the Logistics Department before January 15 of the next year;***

- when creating the Company's overall provision as of the end of a calendar year, ***documents should be submitted to the Bookkeeping and Tax Accounting Department before January 25 of the next year.***

3.1. Procedure For Creating Provision For Unmarketable Inventories.

Provision for unmarketable inventories shall be accrued ***based on the results of inventory accounting and control checks*** carried out in compliance with the Company's by-laws as well as ***upon completion of dismounting, disassembly, liquidation, repair of capital assets.***

When calculating provision, employed are the data on the residual stock of materials stated in business accounting of the Company as of the end of the month on account 10 "Materials" having analytical characters "Nonfunctional raw stores and other similar inventories intended for sale" and "Nonfunctional raw stores and other similar inventories not intended for sale"

When estimating the current market value of unmarketable inventories, taken into account shall be the following:

- change in price or actual cost fluctuation directly associated with the post balance sheet events confirming the existence of conditions, in which the organization ran its business as of the balance sheet date;
- purpose of inventories;
- current market value of finished products whose production involves raw stores, materials and other inventories.

The current market value of unmarketable stock obtained as a result of dismounting, disassembly, liquidation, routine repairs and overhaul of capital assets and/or construction in progress shall be assessed by the commission on liquidation of capital assets (construction in progress) of the subsidiary authorized to carry out the specified activities and execute them documentarily. The document, which confirms the current market value of unmarketable inventories, shall be the Inventories Appraisal Report executed in the form specified in Appendix No. 4 to these Regulations. The Appraisal Report shall be submitted to the accounting department ***within 5 calendar days*** after the date of completion of dismounting, disassembly routine repairs or overhaul of the capital assets, but in any case ***not later than on the 2nd day of the month*** following the reporting one.

The current market value of unmarketable stock obtained as a result of inventory accounting (control check) shall be assessed by the inventory accounting (control) commission which acts by virtue of the Company's by-laws. Should the current market value of the unmarketable inventories revealed previously change, the inventory accounting (control) commission will review their current market value. The document confirming the current market value of unmarketable inventories shall be the Inventories Appraisal Report executed in the form specified in Appendix No. 1a to these Regulations. The Appraisal Report shall be submitted to the accounting department by persons responsible for carrying out the inventory accounting (control check) ***within the time limits established in the inventory accounting (control check) procedure regulatory documents.***

For the purpose of assessment employed may be the data on prices for similar inventories supplied by manufacturers in writing; information about the price level available from the government statistics bodies or trade inspections, mass media or dedicated publications; expert reports (e.g. reports of appraisers, expert reports of the inventory accounting or control commission providing evaluation of inventories value or documentarily executed reports of organization departments that performed dismounting, disassembly, routine repairs or overhaul of capital assets). In this case, if the administration plans to sell such inventories, taken into account should be the potential selling price of the inventories less the sales costs.

Confirmation of the current market value of the unmarketable inventories shall be executed documentarily in compliance with the requirements of the business accounting legislation and the Company's by-laws.

The current market value of the residue stock recognized in the business accounting on account 10 "Materials" having an analytical character "Nonfunctional raw stores and other similar inventories not intended for sale", shall be acknowledged equal to zero. Provision for such inventories shall be created as an amount corresponding to their assessment in the business accounting data.

If there is no relevant information about the price level of the unmarketable stock intended for sale, or value of the materials cannot be properly estimated due to objective reasons (uniqueness of materials, etc.), then, proceeding from the prudence concept, the current market value of such materials shall be acknowledged equal to either scrap value or zero. Provision for such inventories shall be created as an amount corresponding to their assessment in the business accounting data.

3.2. Procedure For Creating Provision For Inventories Having Low Turnover Ratio.

Provision for inventories having low turnover ratio shall be created ***as of the end of each calendar month.***

In this case the amount of provision for the low turnover inventories accrued previously (for the previous month) shall be reversed.

The provision shall be created for inventories whose turnover ratio exceeds 12 calendar months.

For the purpose of application of these Regulations the inventories turnover shall be acknowledged exceeding 12 months if ***the credit turnover (CrTrnover)*** in each nomenclature of account 10 "Materials" except for the credit turnovers related to inventories flow within nomenclature groups and subaccounts of account 10 "Materials" ***(CrTrnoverIntern)*** for the accounting period, which includes 12 full calendar months preceding the accounting month ***either equals to zero or amounts to less than 5% of the amount of the debit balance as of the beginning of the accounting period (DrBlncBegin):***

(CrTrnover-Cr Turnovr Intern) < 5%*(DrBlncBegin)

The list of low turnover inventories shall be drawn by a subdivision responsible for procurement within a subsidiary.

Assessment of the current market value of the low turnover inventories shall be performed by a commission specially set up within the subdivision responsible for procurement in the Company. Procedure for appraising and documenting the current market value is similar to that set forth in para 3.1 of these Regulations. The document confirming the current market value shall be the Inventories Appraisal Report executed according to the form specified in Appendix No. 2a to these Regulations.

The Appraisal Report shall be submitted to the accounting department ***before the 3rd day of the month that follows the reporting month.***

If the current market value of the low turnover inventories cannot be properly estimated due to absence of relevant information about their price level or other objective reasons (uniqueness of materials, etc), then, proceeding from the prudence concept, the current market value of such materials shall be acknowledged equal to zero. Provision shall be created taking into account the balance-sheet value of the residue of the above inventories as of the end of the accounting period.

3.3. Readjustment (Reversal) Of The Provision In Case Of Retirement Of Inventories For Which It Was Created

Liable to readjustment (reversal) shall be the provision created for depreciation of unmarketable inventories.

The provision shall be decreased by amounts related to the unmarketable inventories for which it was created and which were written off within a month due to sale or other type of retirement including writing off of shortages.

The amount of provision for unmarketable inventories liable to reversal shall be determined on the basis of the share of retired unmarketable inventories of a certain nomenclature in the total amount of unmarketable inventories of the same nomenclature for depreciation of which the provision was created.

In this regard, turnovers on account 10 "Materials" between analytical characters "Nonfunctional raw stores and other similar inventories intended for sale" and "Nonfunctional raw stores and other similar inventories not intended for sale" as well as turnovers representing the inventories flow within nomenclature groups and line items do not fall into the inventories retirement.

In case of retirement of low turnover inventories, the provision that has been previously created for them shall not be reversed due to the fact that provision for low turnover inventories shall be created as of the end of each calendar month in compliance with the procedure set forth in para 3.2.

3.4. Readjustment Of The Provision For Depreciation Of Unmarketable Inventories Based On Results Of Inventory And Control Checks

Based on the results of inventory taking and control checks the amount of provision for the unmarketable inventories depreciation shall be subject to the following readjustment:

- the amount corresponding to the newly revealed unmarketable inventories shall be included in the provision;
- the provision shall be readjusted for the amount corresponding to the decrease (increase) in value of the inventories for which it was created.

If, as shown by the results of inventory taking (control check), the value of the inventories, for which the provision was created, proved to be lower than it used to be after the previous appraisal, the provision shall be accrued additionally.

If, as shown by the results of inventory taking (control check), the value of the inventories, for which the provision was created, proved to be higher than it used to be after the previous appraisal, the provision shall be reversed. Should the current market value exceed the inventories value, which used to be prior to creation of the provision, the provision amount shall be fully reversed.

If, in the course of inventory taking (control check), the low turnover inventories were acknowledged as unmarketable stock, provision for such inventories shall be created for depreciation of unmarketable stock following the procedure set forth in these Regulations.

4. Recognition Of Provision In Business Accounting And Financial Statements.

4.1. Recognition Of Provision In Business Accounting.

Accounting of the provision for depreciation of inventories shall be maintained on account 14 "Provision For Depreciation Of Tangible Assets", which has the following analytical characters: "Provision For Depreciation Of Unmarketable Inventories", "Provision For Depreciation Of Low Turnover Inventories".

In business accounting, the amount of the accrued provision increases accordingly the amount of other costs of the Company.

The operation on creating provision for depreciation of inventories represents a cost recognized in business accounting earlier it actually occurs. According to provisions of the Russian Federation Tax Code, the provision created for depreciation of tangible assets shall not be accounted within costs for the sake of computation of the corporate profit tax. Taking into account the labor intensity of analytical accounting of time differences with regard to nomenclature of inventories and for the purpose of the accounting management rationality, differences in taxes, arising while such provisions are created, shall be recognized in accounting as permanent ones.

The amount of the reverses provision increases accordingly the amount of other revenues of the Company and decreases the permanent difference.

Dr	Cr	Accounting Entry Amount	Comments
91.2	14	Amount of provision accrued	Provision accrued, respective deferred tax asset recognized
99	68.4	(Amount of provision created for depreciation of long-term tangible assets) * 24%	
14	91.1	Amount of provision reversed	Provision reversed, permanent difference reversed
(99)	(68.4)	(Amount of reversed provision for depreciation of inventories)* 24%	

4.2. Recognition Of Provision In Financial Statements.

The provision for depreciation of inventories falls into estimated reserves adjusting the value of balance sheet figures.

The provision shall be recognized in financial statements as follows.

Balance Sheet:

- value of materials as of the end of the accounting period (debit balance of account 10 "Materials") shall be recognized in line 211 after deduction of the amount of the created provision.

Profit-And-Loss Statement Balance Sheet:

- amounts of allocations to reserves for the accounting period shall be recognized in line 100 "Other Costs": amounts of the reversed provision for the accounting period shall be recognized in line 090 "Other Revenues".

Statement Of Changes In Equity (Section II, Reserves):

- credit balance as of the beginning and the end of the period shall be recognized on account 14 "Provisions For Depreciation Of Tangible Assets" respectively in columns 3 and 6 of a separate line of subsection "Estimated Reserves" of the Section "Reserves";
- credit turnovers of account 14 "Provisions For Depreciation Of Tangible Assets" shall be recognized in column 4 of a separate line of subsection "Estimated Reserves" of the Section "Reserves";
- debit turnovers of account 14 "Provisions For Depreciation Of Tangible Assets" shall be recognized in column 5 of a separate line of subsection "Estimated Reserves" of the Section "Reserves".

Explanatory Note:

- subject to disclosure are the costs related to creation of the provision for depreciation of inventories for the accounting year.

Subsidiaries shall submit, within the monthly accounting statements, the data on the amounts of provision accrued and utilized in the format specified in Appendix No. 5 to these Regulations.

Appendix No. 4
to the Regulations on Accounting Policy
for Accounting Purposes
(approved by order No. 878 of 29.12.007)

OAO Kuzbassenergo

Regulations
on Creation of Provision for Doubtful Debts

CONTENTS

1. General

These Regulations describe the procedure of formation of provisions for doubtful debts.

A doubtful debt means a debt receivable which has not been repaid within time limits established by the contract, and is not secured by respective guaranties (pledge, suretyship, bank guarantee).

Provisions for doubtful debts shall be created proceeding from the requirement of good judgment. The economic sense of charging a provision for doubtful debts consists in recognition of the amount of potential loss which may the Company may suffer if the debtor fails to meet its obligation to repay the doubtful debt.

The Regulations have been prepared in compliance with the effective documents regulating accounting procedures:

- Federal Act No. 129-FZ "On accounting" of 21.11.1996 (as amended);
- "Regulations on book-keeping and accounting in the Russian Federation" approved by the Order No. 34-n of the Ministry of Finance of the Russian Federation of 29.07.1998 (as amended);
- Accounting Regulations PBU 1/98 "Accounting policies of a legal entity" approved by the Order No. 60n of the Ministry of Finance of the Russian Federation of 09.12.1998 (as amended);
- Accounting Regulations PBU 4/99 "Accounting of an entity" approved by the Order No. 43n of the Ministry of Finance of the Russian Federation of 06.07.1999 (as amended);
- Accounting Regulations PBU 18/02 "Accounting of profit tax expenses" approved by the Order No. 114n of the Ministry of Finance of the Russian Federation of 19.11.2002;
- Guidelines on Inventory Taking of Assets and Financial Liabilities approved by the Order No. 49 of the Ministry of Finance of the Russian Federation of 13.06.1995;
- Regulations on Bills of Exchange and Promissory Notes approved by the Resolution No.104/1341 of the Central Executive Committee of the USSR and Soviet of People's Commissars of the USSR of 07.08.1937.

2. Basis for creating the provisions

The Company shall create provisions for the following kinds of debt receivable:

- for settlements with buyers and customers (account 62.1);

- for advance payments made to suppliers and contractors (account 60.2);

- for acquired rights of claim (account 58.5);

- for debt securities relating to bills of exchange (account 58.2);

- for loans granted to other organizations (account 58.3);

- for buyers' bills received (account 62.3);

- for other accounts receivable (account 76).

Due to the rules of settlement of accounts within the Company, branches shall create provisions only for settlements with buyers and customers, advance payments made to suppliers and contractors and other debtors.

In case of deliveries on commercial credit conditions, for loans granted, for bills received containing an interests charging condition, provisions shall be created taking into account the amounts of charged but unpaid interest. If by the date of calculation of interest the principal amount of the debt has been already included in the provision, the interest shall be completely included in the provision.

The intragroup indebtedness between the Company, subsidiary and dependent companies shall not be included in the provision because it is not considered to be a doubtful debt due to control over its settlement.

There are 3 kinds of provisions for doubtful debts.

Provision for overdue debts shall be created for all kinds of debt receivable listed above with respect to a specific counterpart taking into account the terms of delay of fulfillment of contractual obligations.

Provision for overdue debts of heat energy consumers shall be created for the debt receivable from heat energy consumers as of the end of the accounting year.

Provision for overdue debts of buyers on the New Wholesale Electric Energy (Power) Market shall be created for the debt receivable from wholesale buyers of electric energy and power with respect to a specific agreement in case of failure to meet the contractual obligations by the end of the financial year.

Provisions shall be formed separately for each kind of doubtful debt receivable by specific counterparts and contracts.

2.1. Procedure of determination of the basis of the provision for overdue debt.

The amount of provision for overdue debt shall be determined taking into account the following criteria:

- in case of delay of payment exceeding 60 days the provision shall be created in the amount of 50 % of the amount outstanding;

- in case of delay of payment exceeding 180 days the provision shall be created in the amount of 100 % of the amount outstanding.

To determination the above-stated number of days the following dates shall be taken for a reference point:

- with respect to settlements with buyers and customers – the date of discharge of the payment obligation established by the terms and conditions of the contract for each delivery;

- with respect to advance payments made – the date of delivery (fulfillment of works, rendering of services) established by the contract;

- with respect to acquired choses in action – the date of performance of the obligation established under the original contract being the subject of the assignment;

- with respect to bills, including buyers' bills received - the date of repayment of the bill amount according to items 34-37 of the Regulations on Bills of Exchange and Promissory Notes approved by the Resolution No.104/1341 of the Central Executive Committee of the USSR and Soviet of People's Commissars of the USSR of 07.08.1937;

- with respect to loans granted to other organizations – the date of performance of the obligation to repay the loan established the contract;

- with respect to settlement of accounts with other debtors – the date of discharge of the payment obligation established by the terms and conditions of the contract.

If the terms and conditions of the contract stipulate several dates of discharge of the obligation to make the payment (to accomplish the deliveries, to fulfil the works, to render services) and due to technical limitations it is not possible to enter all the above dates in the accounting system of the Company, the latest date of discharge of the payment obligation shall be taken for a reference point.

The provision for overdue debt receivable from heat energy consumers shall be determined only ***in the end of accounting year***. This is stipulated by agreements on straight-line payment in the course of the year at a rate of 1/12 of planned annual consumption rate monthly irrespective of the cost of heat energy actually sold for a current month.

The provision for indebtedness of buyers of electric energy and power on the New Wholesale Electric Energy (Power) Market shall be formed in case of existence of probability of non-repayment of the respective debt receivable on the basis of an expert judgment of the responsible structural sub division of the Company as of ***the end of the accounting year.***

Provision for doubtful debts shall be calculated by the responsible structural subdivision of the Company:

- with respect to indebtedness of heat energy consumers - Heat Energy Sales Accounting Department,

- with respect to indebtedness of buyers of electric energy and power - Department of Financial Estimates and Contractual Relations on the Electric Power Market,

- with respect to other kinds of debt receivable - Finance Department.

Before the ***10th dayof the month following the accounting one*** the responsible structural subdivision shall submit the calculation within their terms of reference to the Bookkeeping and Tax Accounting Department in a format specified in Appendices Nos 1, 2, 3, 4 to these Regulations. The calculation shall specify the amount of the doubtful debt for which a provision shall be created (by counterparts, contracts, branches) as well as provision percent in each case.

The procedure of interaction between the branches and the above-stated responsible Departments regarding submission of information on debt receivable the accounting of which is carried out in the branches is determined in the Company by-laws.

Calculation of the provision for indebtedness of heat energy consumers and buyers of electric energy and power shall be approval by the Deputy General Director for Marketing and Sales.

Calculation of provisions for other kinds of debt receivable shall be approved by the Deputy General Director for Economy and Finance.

3. Procedure for creating provisions

Provisions shall be creataed on the basis of approved calculations presented by responsible structural subdivisions:

- provision for overdue debt, ***as of the end of each month,***

- provision for overdue debt of heat energy consumers, ***as of the end of the accounting year,***

- provision for overdue debt of buyers of electric energy and power, ***as of the end of the accounting year.***

Initial formation of provisions shall be carried out on 01 January, 2008 on the basis of results of inventory taking of debt receivable conducted before preparation of financial statements for 2007.

The provisions shall be recognized on account 63 'Provisions for doubtful debts', on the following subaccounts:

- 63.01 'Provision for doubtful debts relating to indebtedness under settlements with buyers and customers';

- 63.02 'Provision for doubtful debts relating to indebtedness under advance payments made to suppliers and contractors';

- 63.03 'Provision for doubtful debts relating to indebtedness under acquired choses in action';

- 63.04 'Provision for doubtful debts relating to indebtedness under debt securities';

- 63.05 'Provision for doubtful debts relating to indebtedness under loans granted to other organizations';

- 63.06 'Provision for doubtful debts relating to indebtedness under buyers' bills received';

- 63.07 'Provision for doubtful debts relating to indebtedness under settlements with other debtors'

Subaccount 'Provision for doubtful debts' contains analytic characters corresponding to the kinds of debt receivable specified above in section 2.

Accounting of the provision for debt receivable from buyers of electric energy and power shall be maintained in the Executive Office of the Company.

Accounting of the provision for debt receivable from heat energy consumers, as well as of the provision for other kinds of debt receivable shall be maintained in the place of accounting of the respective debt receivable (in branches and in the Executive Office).

Provisions for doubtful debts increase the amount of other expenses of the Company.

Since the Tax Code does not provide for a possibility of creation of a provision for doubtful debts, in the tax accounting there are no costs related to creation of the provision. This gives raise to formation of a deferred tax asset according to the Accounting Regulations PBU 18/02 "Accounting of profit tax expenses" approved by the Order No. 114n of the Ministry of Finance of the Russian Federation of 19.11.2002.

Charging of the provision shall be reflected by the following accounting records:

Dr	Cr	Accounting record amount	Comment
91.2	63	Amount of provision created according to accepted criteria	Charging provision for doubtful debts
09	68.4	(Amount of created provision for doubtful debts) * 24 %.	Recognition of the deferred tax asset.

If in the accounting quarter a payment on account of settlement of the doubtful debt was received or goods were delivered (works performed, services rendered) on account of advance payments made recognized earlier as doubtful debts, the amount of provision shall be written off using the following accounting records:

Dr	Cr	Accounting record amount	Comment
63	91.1	Amount of provision to be written off.	Writing off of provisions for doubtful debts
68.4	09	(Amount of provision for doubtful debts to be written off) * 24 %.	Writing off of the deferred tax asset

Unclaimed debts shall be written off (upon expiry of the period of limitation or in case of availability of other grounds for writing off) quarterly based on results of conducted inventory taking of the debt receivable which shall be recognized in the accounting as follows:

Dr	Cr	Accounting record amount	Comment
63	62 (60, 58)	Amount of provision to be written off based on results of inventory.	Writing off of unclaimed indebtedness at the expense of provision for doubtful debts.
68.4	09	(Amount of provision for doubtful debts to be written off) * 24 %.	Writing off of the deferred tax asset
007		Amount of debt receivable written off	Writing off of debt receivable to off-balance account due to insolvency of debtors, to monitor the possibility of its collection during five years from the moment of writing off.

In the tax accounting the amount of the debt receivable written off shall be included in costs according to subitem 2 of item 2 of article 265 of the Tax Code of the Russian Federation subject to supporting documents, including statement from the Unified State Register of Legal Entities about deregistration of the debtor. If in the tax accounting written off debts cannot be recognized as expenses in compliance with Chapter 25 of the Tax Code of the Russian Federation, the deferred asset shall be written off to the profit account:

Dr	Cr	Accounting record amount	Comment
99	09	(Amount of provision for doubtful debts to be written off in business accounting , not recognized as a cost in tax accounting) * 24 %.	Writing off of the deferred tax asset

The inventory taking of the debt receivable shall be carried out by responsible structural subdivisions of the Company. Inventory taking results should be documented according to effective regulatory documents on accounting in the Russian Federation and Company by-laws.

Debt shall be written off within the framework of the specific contract with respect to which the debt amount was included in the provision for doubtful debts. If the provision amount is insufficient, it shall be increased with respect to this contract up to the necessary level.

4. Presentation of information in financial statements

Provisions for doubtful debts are referred to the group of estimated reserves; the information on amounts of formed provisions for doubtful debts shall be stated in the financial statements as follows.

Balance sheet:

- Debt receivable which was recognized as doubtful shall be stated in a "net" estimation, i.e. less provision for doubtful debts stated on account 63 'Provision for doubtful debts'. The amount of the provisions shall not be stated in the liabilities section of the balance sheet.

Profit and Loss Statement (section II 'Other income and expense'):

- Costs associated with formation of provisions for doubtful debts shall be recognized in the line 'Other expense'.

Statement of Changes in Equity (section II Reserves):

- The credit balance of account 63 'Provisions for doubtful debts' shall be recognized accordingly in columns 3 and 6 of the separate line of section Reserves;
- Credit turn-overs on account 63 'Provisions for doubtful debts' shall be recognized in column 4 of the separate line of section Reserves;
- Debit turn-overs on account 63 'Provisions for doubtful debts' shall be recognized in column 5 of the separate line of section Reserves.

Explanatory Note

- Subject to disclosing are costs associated with formation of provisions for doubtful debts for the accounting year, as well as information on application of such provisions.

Appendix No. 5 to the
the Regulations on Accounting Policy
for Accounting Purposes
(approved by Order No. 878 of December 29, 2007)

OAO Kuzbassenergo

Regulations For Creating Provision For Expected Employees' Vacation Pay

CONTENTS

1. General

These Regulations establish the procedure for creation and utilization of the expected employees' vacation pay provisions in business accounting.

The effect of these Regulations extends to the procedure for creating provision for the expected vacation pay to the employees engaged in their main occupation and those hired for secondary employment.

Regarded as employees' vacation in these Regulations are the following:

- annual basic paid leave granted to the employees for 28 consecutive days, and annual basic paid leave granted to the employees for more than 28 consecutive days (prolonged basic leave), which is provided for individual categories of employees in compliance with the active legislation of the Russian Federation and other federal laws (art. 115 of the Russian Federation Labor Code);

- annual additional paid leaves granted to the employees in compliance with the requirements of the Russian Federation Labor Code (art. 116) as well as the leaves provided for by collective agreements or local statutory acts, which are adopted subject to the opinion of the elected body of the primary trade union organization except for additional short-term paid leaves granted to the employees in compliance with the OAO Kuzbassenergo Collective Agreement for the years of 2007 – 2008 (paras 3.9., 3.10., 7.16)

The list of trades, jobs, occupations and ranks, as well as categories of employees to whom an additional annual paid leave shall be granted as well as minimum duration of such vacation and terms of its granting are established by the legislation of the Russian Federation.

The sequence of granting of the annual paid leaves is determined in conformity with the leave schedule to be approved by the employer subject to the opinion of the elected body of the primary trade union organization (if any). The leave schedule should be executed employing the unified form approved by the Resolution of the Russian State Statistics Committee (Goskomstat) No.1 dated January 5, 2004.

Provision for the expected vacation pay to the employees (hereinafter referred to as the "Provision") is created within the Company's business accounting with a view to charge the expected expenses on a straight-line basis to production and sales costs (para 72 of the Regulations on Book-Keeping and Accounting in the Russian Federation approved by the order No. 34n of the Ministry of Finance of the Russian Federation dated July 29, 1998).

These Regulations have been developed in conformity with requirements effective legislation and other statutory acts of the Russian Federation:

- Tax Code of the Russian Federation;

- Federal Law "On Accounting" No. 129-FZ dated November 21, 1996 (as amended);

- Regulations on Book-Keeping and Accounting in the Russian Federation; approved by the order No. 34n of the Ministry of Finance of the Russian Federation dated July 29, 1998 (as amended);

- RAS 10/99 "Costs of an Entity" approved by the Order No. 33n of the Ministry of Finance of the Russian Federation dated May 6, 1999 (as amended).

2. Procedure For Creating Provision.

Provision for the expected vacation pay to the employees is created in business accounting at the end of each month on the basis of the following data:

- number of days of carry-over vacation available at disposal of the Company's employees, calculated over the period since the date of their employment;
- daily average earnings of the employees who have a carry-over vacation at their disposal;
- amount of the uniform social tax (UST) and contributions to compulsory insurance against accidents and occupational diseases relating to the payments in question.

The provision shall be created individually for each employee according to the following algorithm:

PA = (DCOV x DAE) + UST + CIAOD, where
PA – Provision amount;
DCOV- days of carry-over vacation;
DAE – daily average earning;
UST – amount of the uniform social tax charged with respect to the corresponding amount;
CIAOD – amount of contribution to compulsory insurance against accidents and occupational diseases.
The total Provision amount is determined as the sum of values of Provisions calculated for each of the Company's employee.

Provisions for each employee shall be created employing classification by organizational units (offices, services and departments) in order to adhere to the adopted company-wide analytical cost accounting by organizational units.

The Provisions data should be documentarily executed in compliance with the current Russian Federation business accounting regulatory documents and the Company's by-laws. The format of calculation of Provisions for the expected vacation pay is presented in Appendix No. 1 to these Regulations.

3. Procedure For Calculation Of The Provisions Amount.

3.1. Calculation Of Number Of Carry-Over Vacation Days

The number of days of carry-over vacation available to the Company's employees is based on the data developed by the Human Resource Management Department within the Executive Office and human resource management services (departments) of subsidiaries as of the reporting date.

When calculating provisions, used are the data on the number of days of carry-over vacation available in the personnel accounting system as regards each individual employee over the period since the date of his/her employment.

Regardless of the method of the calculation data submittal to the Bookkeeping and Tax Accounting Department, the personnel of the human resource department within the Executive Office, human resource management services (departments) of subsidiaries shall provide for documentary execution of the calculation confirming the number of carry-over vacation days, which is specified in columns 3 to 5 of the form presented in Appendix No. 1 hereto.

While calculating the carry-over vacation days for the purpose of these Regulations, the following is taken into consideration:

- days of the carry-over annual paid vacation are calculated in proportion to the months worked, on the basis of 2.33 days per each month (28/12) (round-off to whole numbers is not allowed);

- days of the carry-over additional leave are calculated in proportion to the months worked, on the basis of the number of days per each month calculated as a relation between the number of days of additional leave and the number of months in the year (e.g. when granting a 7-days annual additional leave, 0.58 days (7/12) shall be added for each month worked;

- while determining the number of days of the carry-over vacation, it should be born in mind that if an employee has worked for less than a half of the month, this period shall be excluded from calculations; if an employee has worked for a half of the month or more, this period shall be rounded off to the full month (para 35 of the Regulations No. 169 On Annual And Additional Leaves dated April 30, 1930 approved by the People's Labor Commissariat of the USSR);

- provided should be the data regarding number of days of available carry-over additional leave of each employee taking into account days of the additional leave granted in compliance with the effective labor legislation of the Russian Federation and those established independently by the Company itself, the sequence and terms of granting of such days of the additional leave being specified in the collective agreement or local statutory acts.

The number of days of carry-over vacation is calculated by a member of the human resource management department within the Executive Office, a member of the human resource management service (department) within a subsidiary using personnel accounting information management systems. Data are submitted to the Bookkeeping and Tax Accounting Department before the third day of the month, which follows the month under report.

3.2. Calculation Of Daily Average Earnings Of Employees Who Have Carry-Over Vacation At Their Disposal.

According to the requirement of Article 139 of the Russian Federation Labor Code, a uniform calculation procedure has been established for all cases of determining of the average wages (earnings).

Peculiarities of the procedure for average wages (earnings) calculation, in all cases of determining their rate provided for by the Russian Federation Labor Code, are defined in the Regulations On Peculiarities Of The Procedure For Average Wages Calculation approved by the Russian Federation Government Resolution No. 922 of December 24, 2007.

The average earnings of an employee are calculated on the basis of the actual wages accrued to him/her and actual hours worked by him/her in a period of 12 calendar months preceding the period during which the employee's is entitled to an average wage (hereinafter referred to as the calculation period). For this purpose a calendar month means a period from the 1st through the 30th (31st) day of the respective month (in February – through the 28th (29th) day).

The daily average earnings used in calculation of provisions for the expected vacation pay is calculated for the last 12 months by dividing the amount of the accrued wages by 12 and by 29.4 (monthly average number of calendar days).

If one or more days within the accounting period are worked part-time or hours were subtracted from it in compliance with para 5 of the above Regulations, the daily average earnings shall be calculated by dividing the amount of the actual accrued wages for the accounting period by the sum of monthly average number of calendar days (29.4), the latter being multiplied by the number of full calendar months worked, and the number of calendar days in incomplete calendar months.
The number of calendar days in a incomplete calendar month is calculated by dividing the monthly average calendar days (29.4) by the number of calendar days in this particular month and multiplying by the number of calendar days worked in this month.

To calculate the Provisions, use shall be made of the data on the daily average earnings calculated for each employee with the help of the information management system.

3.3. Calculation Of The Amount Of The Uniform social tax And Contributions To Compulsory Insurance Against Accidents And Occupational Diseases.

When calculating the amount of the tax, employed is the UST effective interest rate.

The amount of the UST effective interest rate is calculated according to the business accounting data developed as of the end of the accounting year, for each calendar month of the year that follows the accounting year.

To calculate the UST effective interest rate, use is made of the details of the social insurance and welfare settlement accounts (monthly credit turnover of subaccounts of the account 69 "Settlements under uniform social tax")

For example, to assess the UST effective interest rate (EIR) for January, February, March of 2008, the following calculations shall be made:

UST EIR for January 2008 = UST for January 2007 / LCF (UST base) for January 2007 x 100%;

UST EIR for February 2008 = UST for February 2007 / LCF (UST base) for February 2007 x 100%;

UST EIR for March 2008 = UST for March 2007 / LCF (UST base) for March 2007 x 100%,

where:

UST EIR is the UST effective interest rate;

UST is the amount of the actually accrued uniform social tax as per the business accounting data for the accounting period (month);

LCF is labor compensation fund actually accrued for the accounting period (month).

The UST amount is calculated as a product of the due amounts of the leave allowance by the respective UST effective interest rate (UST amount = (DCOV x DAE) x UST EIR).

Amounts of provision for pay of additional vacations granted to the employees in accordance with the collective agreement (in excess of those provided for by the current legislation), are not liable to the UST as required by para 24 of article 270 and para 3 of article 235 of the Russian Federation tax code.

Contributions to compulsory insurance against industrial accidents and occupational diseases are calculated in accordance with the insurance premium rate taking into account abatements and additions established by the Russian Federation Social Insurance Fund. The insurance premium rate is established annually.

The CIAOD amount is calculated as a product of the due amounts of the leave allowance by the established insurance premium rate (CIAOD amount = (DCOV x DAE) x CIAOD rate).

4. Recognition Of Provision In Business Accounting And Presentation Of Information In Annual Financial Statements

4.1. Recognition Of Provision In Business Accounting

For the purpose of fusion of information on the condition and flow of the provision for the expected employees' vacation pay, use is made of account 96 "Provisions for future expenses", subaccount "Provision For The Expected Employees' Vacation Pay".

In business accounting of the Company Executive Office and subsidiaries, provision calculating operations are recognized in the credit side of account 96 "Provisions for future expenses", subaccount "Provision For The Expected Vacation Pay Costs" in correspondence with production and sales costs accounts (20 "Core operations", 23 "Auxiliary production", 25 ""General production costs"", 26 "General Running Costs", 29 "Service Sector") and with account 08 "Investments In Capital Assets". In this regard, the subaccount " Provision For The Expected Vacation Pay Costs" has the following analytical characters: "Provision For The Expected Vacation Pay Costs Proper", "Provision For The Expected Vacation Pay Costs As Related To UST", "Provision For The Expected Vacation Pay Costs As Related To CIAOD".

The Provision amount is created monthly as of the last day of the month in compliance with the algorithm specified in para 2.1 of these Regulations.

The Provision shall be decreased by amounts attributable to a specific employee, in relation to whom the Provision has been created, when the leave is granted to him.

In case an employee quits, the unused leave commutation payment is also effected at the expense of the Provision created.

By force of the Russian Federation Labor Code (art. 126 of the RF Labor Code), upon an employee's request a monetary compensation may be substituted for a part of the annual leave. The compensation is also paid at the expense of the Provision created.

Primary documents confirming the employee's usage of a leave, unused leave commutation payment when quitting, substitution of a monetary compensation for a leave shall be submitted by the Human Resource Management Department with respect to employees of the Executive Office and human resource management services (departments) with respect to employees of subsidiaries within compulsory time frames set by the Company's current by-laws.

The above-mentioned documents include the following: order (directive) on granting a leave to an employee, order (directive) on termination of labor contract with an employee (dismissal), timesheet, order on partial replacement of a leave with monetary compensation. The documents are made up on the basis of unified forms approved by the Resolution No.1 of the Goskomstat dated January 5, 2004.

The procedure of cooperation between the Bookkeeping and Tax Accounting Department and the Human Resource Management Department aimed at obtaining of primary documents serving for ground for calculation of employees' leave allowances is regulated by the Company's by-laws.

When granting leaves to employees, amounts of leave allowance, UST and contribution to compulsory insurance against accidents and occupational diseases are recognized in the debit side of account 96 "Provisions for future expenses" in correspondence with accounts 70 "Wage Settlements", and 69 "Social Insurance And Welfare Settlements".

Provision accrual and its utilization when granting leaves to employees are recognized in accounting records as follows:

Dr	Cr	Date	Description of accounting transaction
08,20,23,25,26,29	96	The last day of the accounting period	Provision accrual/additional accrual as related to amounts of leave allowance due
08,20,23,25,26,29	96	The last day of the accounting period	Provision accrual/ additional accrual as related to amounts of UST
08,20,23,25,26,29	96	The last day of the accounting period	Provision accrual/ additional accrual as related to amounts of CIAOD
96	70	When granting a leave	Draft on provision for amounts of vacation allowance (commutation on account of unused leave) due to employees
96	69	When granting a leave	Draft on provision for amounts of UST charged
96	69	When granting a leave	Draft on provision for amounts of CIAOD charged

In terms of economics, the creation of the expected vacation pay provision represents a cost recognized in business accounting earlier than it actually occurs for tax accounting purposes. According to the Accounting Regulations PBU 18/02 "Accounting Of Profit Tax Settlements", approved by Order No. 114n of the Ministry of Finance of the Russian Federation of 19 November, 2002, differences arising in creation of this provision relate to temporary ones and lead to formation of the Deferred Tax Assets (DTA).

According to the Chart of Accounts approved by the Order No. 94n of the Ministry of Finance of the Russian Federation dated October 31, 2000, for the purpose of integration of information on the availability and flow of deferred tax assets account 09 "Deferred Tax Assets" is used. Deferred tax assets shall be stated in the business accounting records as a product of subtracted differences arising in the accounting period by the profit tax rate effective as of the reporting date.

It should be born in mind that while provisioning future disbursements related to pays of additional vacations granted to the employees according to the collective agreement (in excess of those provided for by the current labor legislation), no expenses are recognized in tax accounting (Russian Federation Tax Code, art. 270, para 24). This circumstance results in formation of permanent differences in compliance with the Accounting Regulations PBU 18/02 "Accounting Of Profit Tax Settlements" approved by the Order No. 114n of the Ministry of Finance of the Russian Federation dated November 11, 2002.

The amount of provision for the expected employees' vacation pay as of the end of the accounting period should be stated in business accounting and financial statements in accordance with the data of the documentarily confirmed calculations. In this case:

- the number of the carry-over vacation days is considered to be equal to the number of days calculated in compliance with the rules set forth in Section 3.1 of these Regulations;
- daily average earnings are calculated in compliance with requirements of Section 3.2 hereof;
- deductions to social insurance and welfare are effected proceeding from the UST effective interest rate established for the current month;
- contributions to compulsory insurance against industrial accidents and occupational diseases are calculated in accordance with the insurance premium rate taking into account abatements and additions established by the Russian Federation Social Insurance Fund.

In business accounting the provision amount to be accrued based on results of the accounting period shall be determined in compliance with the specified calculation for the particular calendar month and can be calculated using the following equation:

Provision amount to be accrued for the month under report =
Month closing balance as per Cr 96 + Dr turnover 96 for month – Month opening balance as per Cr 96

4.2. Presentation Of Information In Financial Statements

The Provision for the expected vacation pay falls into the group of provisions for future expenses; information on amounts of such expenses shall be recognized in the annual financial statements as follows.

Balance sheet:

- credit balance of account 96 "Provisions for future expenses", is recognized in line 650 as of the beginning and the end of the year under report.

Statement of changes in equity (Section II Reserve):

- credit balance of subaccount "Provisions For The Expected Vacation Pay" is recognized respectively in columns 3 and 6 of a separate line of the section "Reserve";
- credit turnovers of subaccount "Provisions For The Expected Vacation Pay" are recognized in column 4 of a separate line of the section "Reserve";

- debit turnovers of subaccount "Provisions For The Expected Vacation Pay" are recognized in column 5 of a separate line of the section "Reserve".

Balance sheet supplement:

- total difference between opening and closing balances of the year under report regarding account 96, subaccount "Provisions For The Expected Vacation Pay" ("+" if the closing balance is greater than the opening one, and "–"otherwise) is recognized in column 3 of the line 767 of the section "Costs Of Ordinary Activities (by cost elements)";
- the analogous parameter for the previous year is recognized in column 4 of line 767 of subaccount "Provisions For The Expected Vacation Pay".

When preparing the annual financial statements, one shall provide for the reconciliation of values in financial statement forms, viz correspondence of values in columns 3 and 6 of individual lines of each type of provision created within provisions for future expenses in the section "Reserves" of the Statement Of Changes In Equity to values of the line 650 of the Balance Sheet as of the turn and the close of the year.

Explanatory Note:

Subject to disclosure are the costs related to creation of the provision for the expected vacation pay for the accounting year in compliance with para 22 of Accounting Regulations PBU 10/99 approved by the Order No. 33n of the Ministry of Finance of the Russian Federation dated May 6, 1999.

Subsidiaries shall submit, within the monthly accounting statements, the information on the amounts of provision accrued and utilized in the format specified in Appendix No. 2 to these Regulations.

Appendix No. 6 to the
to the Regulations on Accounting Policy
for Accounting Purposes
(approved by Order No. 878 of December 29, 2007)

OAO Kuzbassenergo

Regulations
on Creation of Provision for Future Expenses
for Payment of Annual Year-End Performance Remuneration

CONTENTS

1. General

These Regulations establish procedure of formation and use in business accounting of the provision for future expenses for payment of annual year-end performance remuneration (hereinafter, provision) when the amount, conditions and procedure of such payments are established by effective:

- employment contracts/collective agreements
- local regulatory documents.

Payments of the annual year-end performance remuneration shall be effected by virtue of the Company by-laws.

Provision for future expenses for payment of annual year-end performance remuneration shall be created within the Company's business accounting with a view to charge the expected expenses on a straight-line basis to production and sales costs (para 72 of the Regulations on Book-Keeping and Accounting in the Russian Federation approved by the order No. 34n of the Ministry of Finance of the Russian Federation dated July 29, 1998).

The Regulations have been developed in compliance with the effective legislation of the Russian Federation and other regulatory documents:

- Labour Code of the Russian Federation;
- Tax Code of the Russian Federation;
- Federal Act No. 129-FZ "On accounting" of 21.11.1996 (as amended);
- "Regulations on book-keeping and accounting in the Russian Federation" approved by the Order No. 34-n of the Ministry of Finance of the Russian Federation of 29.07.1998 (as amended);
- Accounting Regulations PBU 10/99 "Costs of en entity" approved by Order No. 33n of the Ministry of Finance of the Russian Federation dated 06.05.1999 (as amended);
- Accounting Regulations PBU 18/02 "Accounting of profit tax expenses" approved by the Order No. 114n of the Ministry of Finance of the Russian Federation of 19.11.2002;

2. Procedure for creating provision

Provision for future expenses for payment of annual year-end performance remuneration shall be created in accounting **in the end of each calendar month** on the basis of details of:

- payments of annual year-end performance remuneration planned for the accounting year according to the conditions employment contracts/collective agreements (local regulatory documents);
- the amount Uniform Social Tax and contributions to compulsory insurance against accidents and occupational diseases relating to the payments in question.

The planned amount of payments of the yearly remuneration established based on performance for the year shall be calculated separately for each employee with grouping by cost centers (structural subdivisions, services and departments) to comply with the analytical accounting of expenses of subdivisions adopted in the Company in a format specified in Appendix No. 1 hereto.

The provision for future expenses for payment of annual year-end performance remuneration shall be formed in the Executive Office of the Company. The amount of the provision attributable to payment of remuneration to employees whose wages are calculated directly in branches shall be recognized as a part of expenses of branches according to the procedure set forth in item 3.1 of these Regulations.

In the course of the year the provision shall be formed at the expense of monthly deductions the amount of which is determined as 1/12 of the amount stipulated by the year-end performance remuneration payment schedule with allowance for deductions for social insurance, and calculated according to the following algorithm:

MDP = PAR/12 + UST + CIAOD, where

MDP - monthly deductions to the provision;

PAR - planned amount of year-end performance remunerations;

UST - amount of the uniform social tax calculated under the efficient rate;

CIAOD – amount of contribution to compulsory insurance against accidents and occupational diseases calculated under the established rate.

The provision shall be documented according to effective regulatory documents on accounting in the Russian Federation and internal regulatory documents of the Company.

The amount of monthly deductions to the provision shall be calculated by the Bookkeeping and Tax Accounting Department according to the form presented in Appendix No.2 to these Regulations.

Initial formation of the provision shall be performed on 01.01.2008.

2.1. Calculation of the planned amount of payments based on performance for the year

Data on amount of the annual planned amount of year-end performance remuneration to be accrued for the work in the next year shall be formed and presented to the Bookkeeping and Tax Accounting Department by the Human Resources Department as of the end of the accounting year by 15 January of the next year.

At calculation of the provision use shall be made of data on amount of payment of year-end performance remuneration stipulated by the *Regulations on material stimulation of top managers of OAO Kuzbassenergo* applicable to all employees of the Company during the period of his work in the accounting year.

Employees of the Human Resources Department shall transmit to the Bookkeeping and Tax Accounting Department a calculation in a format specified in Appendix No. 1 hereto confirming the annual planned amount of payments of annual year-end performance remuneration by each employee signed by the General Director or a responsible authorized person.

2.2. Calculation of the amount of the uniform social tax and contributions to compulsory insurance against accidents and occupational diseases.

When calculating the amount of the tax, employed is the UST effective interest rate.

The amount of the UST effective interest rate is calculated according to the business accounting data developed as of the end of the accounting year, for each calendar month of the year that follows the accounting year.

To calculate the UST effective interest rate, use shall be made of the details of the social insurance and welfare settlement accounts (monthly credit turnover of subaccounts of the account 69 "Settlements under uniform social tax")

For example, to assess the UST effective interest rate (EIR) for January, February, March of 2008, the following calculations shall be made:

UST EIR for January 2008 = UST for January 2007 / LCF (UST base) for January 2007 x 100%;

UST EIR for February 2008 = UST for February 2007 / LCF (UST base) for February 2007 x 100%;

UST EIR for March 2008 = UST for March 2007 / LCF (UST base) for March 2007 x 100%,

where:

UST EIR is the UST effective interest rate;

UST is the amount of the actually accrued uniform social tax as per the business accounting data for the accounting period (month);

LCF is labor compensation fund (tax base with respect to UST) actually accrued for the accounting period (month).

The UST amount is calculated as a product of 1/12 of the planned amounts of annual year-end performance remuneration by the respective UST effective interest rate (UST amount = PAR/12 x UST EIR).

Contributions to compulsory insurance against industrial accidents and occupational diseases are calculated in accordance with the insurance premium rate taking into account abatements and additions established by the Russian Federation Social Insurance Fund. The insurance premium rate is established annually.

The CIAOD amount is calculated as a product of 1/12 of the planned amounts of annual year-end performance remuneration by the established insurance premium rate (CIAOD amount = PAR/12 x CIAOD rate).

3. Recognition of the provision in business accounting and presentation of information in annual financial statements

3.1. Recognition of provision in business accounting

For the purpose of fusion of information on the condition and flow of the provision for future expenses for payment of annual year-end performance remuneration, use shall be made of account 96 "Provisions for future expenses", subaccount "Provision for payment of annual year-end performance remuneration".

In business accounting, provision calculating operations shall be recognized in the credit side of account 96 "Provisions for future expenses", subaccount "Provision for payment of annual year-end performance remuneration" in correspondence with production and sales costs accounts (20 "Core operations", 23 "Auxiliary production", 25 "'General production costs'", 26 "General running costs", 29 "Service sector") and with account 08 "Investments In Capital Assets". In this regard, the subaccount " Provision for future expenses for payment of annual year-end performance remuneration" has the following analytical characters:

- sign indicating the year to which the provision formation relates;
- "Provision for future expenses for payment of annual year-end performance remuneration proper",
- "Provision for future expenses for payment of annual year-end performance remuneration as related to UST",
- "Provision for future expenses for payment of annual year-end performance remuneration as related to CIAOD".

The amount of the provision attributable to payment of remuneration to employees whose wages are calculated in branches shall be recognized in the Executive Office on the credit side of account 96 "Provisions for future expenses", subaccount "Provision for payment of annual year-end performance remuneration" in correspondence with account 79 'Settlements under other current transactions'. In branches the above amounts of the charged provision shall be recognized on the credit side of account 79 'Settlements under other current transactions' in correspondence with with production and sales costs accounts (20 'Core operations', 23 'Auxiliary production', 25 'General production costs', 26 'General running costs', 29 'Service sector') and with account 08 'Investments in fixed assets'.

Provision shall be formed by monthly deductions as of **the last day of the month** according to the algorithm established in section 2 of these Regulations.

The provision shall be decreased by amounts attributable to a specific employee in relation to whom the provision has been created upon accrual to him the annual year-end performance remuneration.

Annual payments of year-end performance remuneration shall be charged by virtue of the order of the General Director observing the time limits established by the Company by-laws.

When charging annual year-end performance remuneration to employees, amounts of UST and contribution to compulsory insurance against accidents and occupational diseases, a record shall be made on the debit side of account 96 'Provisions for future expenses' in correspondence with accounts 70 'Wage settlements', and 69 'Settlements under social insurance and welfare'.

When charging annual year-end performance remuneration to employees whose wages are calculated in branches, a record shall be made on the debit side of account 79 in correspondence with accounts 70 'Wage settlements', 69 'Settlements under social insurance and welfare'. In the Executive Office the above amounts shall be recognized on the debit side of account 96 'Provisions for future expenses' in correspondence with account 79.

According to item 3.51 of Guidelines for inventory taking of assets and financial liabilities approved by Order No. 49 of the Ministry of Finance of Russia dated 13.06.1995, the correctness and sufficiency of provisions created for payment of annual year-end performance remuneration shall be checked at inventory taking. The inventory commission shall include employees of the Human Resources Department and the Bookkeeping and Tax Accounting Department.

According to item 27 of the Regulations on book-keeping and accounting in the Russian Federation approved by Order No. 34n of the Ministry of Finance of the Russian Federation of 29.07.1998, the inventory taking of the provision for payment of the year-end performance remuneration shall be carried out before preparation of the annual financial statements (as of 31 December).

It should be taken into consideration that based on results of inventory taking in the balance sheet for the accounting year there should be no provisions for payments to employees to whom the annual year-end performance remuneration was charged in the accounting year. In this case as of 31 December of the accounting year the excessive amount of provision created for such employees shall be reversed (if the amount of the annual year-end performance remuneration charged is less than the amount of the provision), or the provision shall be additionally charged (if the amount of the provision created is less than the annual year-end performance remuneration charged).

Besides, based on results of inventory for 31 December of the accounting year the amount of provision created for employees for whom actual charging of annual year-end performance remunerations will be effected the next year shall be confirmed. The provision amount shall be updated proceeding from the number of employees charging of annual year-end performance remunerations for whom will be effected the next year, and updated planned amount of annual year-end performance remunerations due with allowance for the Uniform Social Tax and contribution to compulsory insurance against accidents and occupational diseases (CIAOD) attributable to these payments.

The confirmed amount of provision shall be to carried forward to the next year and shall make up the respective figure in the balance sheet.

The information on charging and utilization of the provision in the accounting year shall be presented in the format specified in Appendix No.3 hereto.

Charging and utilization of the provision for payment of the annual year-end performance remuneration shall be reflected by the following accounting entries:

Dr	Cr	Date	Description of accounting transaction
Monthly formation of the provision:			
08,20,23,25.26,29	96	The last day of the accounting month	Monthly formation of the provision as related to amounts of annual year-end performance remuneration due
08,20,23,25,26,29	96	The last day of the accounting month	Monthly formation of the provision as related to amounts of UST
08,20,23,25,26,29	96	The last day of the accounting month	Monthly formation of the provision as related to amounts of CIAOD

Accrual of the annual year-end performance remuneration:			
96	70	When charging the annual year-end performance remuneration	Draft on provision for amounts of annual year-end performance remuneration charged
96	69	When charging the annual year-end performance remuneration	Draft on provision for amounts of UST charged
96	69	When charging the annual year-end performance remuneration	Draft on provision for amounts of CIAOD charged
According to the provision inventory taking as of the end of the accounting year, if the remuneration is charged in the accounting year:			
08,20,23,25,26,29	96	31 December	Reversal in case of excessive provision amounts
08,20,23,25,26,29	96	31 December	Additional charging based on results of the year
Provision adjustment if the remuneration is charged in the next year:			
91	96	When charging final payments	Additional charging of the provision following the results of final payments as a part of other expenses on line *Losses of previous years recognized in the accounting year*
96	91	When charging final payments	Provision reversal (if the amount of provision carried forward to the next year is less than the annual remuneration charged) as a part of other income on line *Profit of previous years revealed in the accounting year*

In terms of economics, the creation of the provision for future expenses for payment of the annual year-end performance remuneration represents a cost recognized in business accounting earlier than it actually occurs for tax accounting purposes. According to the Accounting Regulations PBU 18/02 "Accounting Of Profit Tax Settlements" approved by Order No. 114n of the Ministry of Finance of the Russian Federation of 19 November, 2002, differences arising in creation of this provision relate to temporary ones and lead to formation of the Deferred Tax Assets (DTA).

According to the Chart of Accounts approved by the Order No. 94n of the Ministry of Finance of the Russian Federation dated October 31, 2000, for the purpose of integration of information on the availability and flow of deferred tax assets account 09 "Deferred Tax Assets" is used. Deferred tax assets shall be stated in the business accounting records as a product of subtracted differences arising in the accounting period by the profit tax rate effective as of the reporting date.

3.2. Presentation of information in Financial Statements

The provision for payment of the annual year-end performance remuneration falls into the group of provisions for future expenses; information on amounts of such expenses shall be recognized in the annual financial statements as follows.

Balance sheet:

- credit balance of account 96 "Provisions for future expenses" shall be recognized in line 650 as of the beginning and the end of the year under report.

Statement of Changes in Equity (Section II Reserve):

- credit balance of subaccount "Provisions for payment of the annual year-end performance remuneration" shall be recognized respectively in columns 3 and 6 of a separate line of the section "Reserve";
- credit turnovers of subaccount "Provisions for payment of the annual year-end performance remuneration" shall be recognized in column 4 of a separate line of the section "Reserve";
- debit turnovers of subaccount "Provisions for payment of the annual year-end performance remuneration" shall be recognized in column 5 of a separate line of the section "Reserve".

Balance sheet supplement:

- total difference between opening and closing balances of the year under report regarding account 96, subaccount "Provisions for payment of the annual year-end performance remuneration" ("+" if the closing balance is greater than the opening one, and "–"otherwise) shall be recognized in column 3 of the line 767 of the section "Costs of ordinary activities (by cost elements)";
- the analogous parameter for the previous year shall be recognized in column 4 of line 767 of subaccount "Provisions for payment of the annual year-end performance remuneration".

When preparing the annual financial statements, one shall provide for the reconciliation of values in financial statement forms, viz correspondence of values in columns 3 and 6 of individual lines of each type of provision created within provisions for future expenses in the section "Provisions" of the Statement Of Changes In Equity to values of line 650 of the Balance Sheet as of the turn and the close of the year.

Explanatory Note:

In compliance with para 22 of Accounting Regulations PBU 10/99 approved by the Order No. 33n of the Ministry of Finance of the Russian Federation dated May 6, 1999, subject to disclosure are the current year costs related to creation of the provision for payment of the annual year-end performance remuneration.

Appendix No. 7 to the
to the Regulations on Accounting Policy
for Accounting Purposes
(approved by Order No. 878 of December 29, 2007)

Distribution of business roles and terms/for submission of information at formation of provisions

Parameter (document) name	Subdivision / person responsible for preparation of the parameter (document)	Subdivision / person to which the information shall be submitted	Periodicity of submission of the information	Dates of submission of information on a permanent basis (working day of the month following the accounting month / quarter)
1	2	3	4	5
Provision for depreciation of financial investments				
Information on the list of financial investments in subsidiaries as of 01 January *(columns 1-7 of the form "Calculation of provision for depreciation of financial investments", Appendix No.1 to the Regulations on creation of provision for depreciation of financial investments).*	Corporate Finance and Economy Department	Bookkeeping and Tax Accounting Department (Financial and Wage Settlements Section)	Once a year	4
Information on the list of financial investments (except for financial investments in subsidiaries) as of the end of the accounting quarter and the quarter preceeding the accounting one *(columns 1-7 of the form "Calculation of provision for depreciation of financial investments", Appendix No.1 to the Regulations on creation of provision for depreciation of financial investments).*	Finance Department (with respect to loans granted to other organizations); Treasury (with respect to debt securities (bills, bonds))	Bookkeeping and Tax Accounting Department (Financial and Wage Settlements Section)	Once a quarter	4
Analysis of availability of evidence of depreciation of financial investments in subsidiaries, determination of the estimated value of financial investments in subsidiaries (with respect to which there is evidence of depreciation), calculation of provision, filling form "Calculation of provision for depreciation of financial investments" *(columns 8-13 of the form "Calculation of provision for depreciation of financial investments", Appendix No.1 to the Regulations on creation of provision for depreciation of financial investments).*	Corporate Finance and Economy Department	Bookkeeping and Tax Accounting Department (Financial and Wage Settlements Section)	Once a year	Result of testing for depreciation of financial investments – before the 25th day of the last month of the accounting period. Calculation of provision – the 6th day of the month
Analysis of availability of evidence of depreciation of financial investments (except for investments in subsidiaries), determination of the estimated	Finance Department (with respect to loans granted to other	Deputy General Director for Finance and Economy	Once a quarter	Result of testing for depreciation of financial investments –

value of financial investments (with respect to which there is evidence of depreciation), calculation of provision, filling form "Calculation of provision for depreciation of financial investments" *(columns 8-13 of the form "Calculation of provision for depreciation of financial investments". Appendix No. 1 to the Regulations on creation of provision for depreciation of financial investments).*	organizations); Treasury (with respect to debt securities (bills, bonds))			before the 25th day of the last month of the accounting period. Calculation of provision – the 6th day of the month
Approval of form "Calculation of provision for depreciation of financial investments"	Deputy General Director for Finance and Economy	Bookkeeping and Tax Accounting Department (Financial and Wage Settlements Section)	Once a quarter	6
Recognition of accounting entries on provision movement in accounting	Finance Department (with respect to loans granted to other organizations)	-	Initially - on 01.01.2008. Subsequently - once a quarter	6
Provision for doubtful debts				
1. Provision for doubtful debts under overdue debt of buyers of electric power				
Generation of form "Calculation of provision for overdue debt of buyers of electric power" *(Appendix No. 1 to the Regulations on creation of provision for doubtful debts)*	Department of financial calculations and contractual relations in the electric power market	Deputy General Director for Marketing and Sales	Once a year	6
Approval of form "Calculation of provision for overdue debt of buyers of electric power"	Deputy General Director for Marketing and Sales	Bookkeeping and Tax Accounting Department (Section of accounting of settlements with debtors and creditors)	Once a year	7
Recognition of accounting entries on provision movement in accounting	Bookkeeping and Tax Accounting Department (Section of accounting of settlements with debtors and creditors)	-	Initially - on 01.01.2008. Subsequently - once a year	10
2. Provision for doubtful debts under overdue debt of heat energy consumers				
Generation of form "Calculation of provision for overdue debt of buyers heat energy" *(Appendix No. 2 to the Regulations on creation of provision for doubtful debts)* without making accounting records	Heat Energy Accounting and Sale Department	Deputy General Director for Marketing and Sales	Once a year	6
Approval of form "Calculation of provision for overdue debt of buyers heat energy"	Deputy General Director for Marketing and Sales	Bookkeeping and Tax Accounting Department (Section of account-	Once a year	7

		ing of settlements with debtors and creditors)		
Recognition of accounting entries on provision movement in accounting	Bookkeeping and Tax Accounting Department (Section of accounting of settlements with debtors and creditors)	-	Initially - on 01.01.2008. Subsequently - once a year	10
3. Provision for doubtful debts under overdue debt				
Generation of form "Calculation of provision for overdue debt receivable" *(Appendices Nos 3, 4 to the Regulations on creation of provision for doubtful debts)* for each branch and the Executive Office	Accounts departments of branches - regarding branches; Finance Department - regarding the Executive Office	Deputy General Director for Finance and Economy	Once a month	6
Approval of form "Calculation of provision for overdue debt receivable" for each branch and the Executive Office	Deputy General Director for Finance and Economy	Bookkeeping and Tax Accounting (Section of accounting of settlements with debtors and creditors) - regarding the Executive Office Accounts departments of branches - regarding branches	Once a month	7
Recognition of accounting entries on provision movement in accounting	Bookkeeping and Tax Accounting (Section of accounting of settlements with debtors and creditors) - regarding the Executive Office Accounts departments of branches - regarding branches	-	Once a month	10
Provisions for depreciation of tangible assets				
1. Provision for depreciation of tangible assets (illiquid assets)				
Generation of form "Calculation of provision for depreciation of illiquid inventories" *(Appendix No. 1 to the Regulations on creation of provision for depreciation of inventories)*	Logistics services of branches management; Logistics Department of the Company (regarding inventories recognized on the balance of the Executive Office)	Logistics Department of the Company	For a year - on the end of the calendar year based on results of inventory taking (control check)	For a year – before the 15th. Based on results of inventory taking - within 10 calendar days from the date of inventory taking (control check)

Estimation of the current market value of illiquid inventories, generation of form "Inventories appraisal report" *(Appendix No. 1a to the Regulations on creation of provision for depreciation of inventories)*	Inventory (supervisory) commission acting on the basis of the Company (branch) by-laws	Bookkeeping and Tax Accounting Department (Section of accounting of settlements with debtors and creditors) - regarding the Executive Office; Accounts Departments of branches - regarding branches	For a year - on the end of the calendar year based on results of inventory taking (control check)	For a year – before the 15th. Based on results of inventory taking - within 10 calendar days from the date of inventory taking (control check)
Generation of form "Inventories appraisal report" *(Appendix No. 4 to the Regulations on creation of provision for depreciation of inventories)*	Commission for liquidation of fixed assets (construction in progress) of the Company (branches)	Bookkeeping and Tax Accounting Department (Section of accounting of settlements with debtors and creditors) - regarding the Executive Office; Accounts Departments of branches - regarding branches	One time (at the moment of origination)	Within 5 calendar days from the date of completion of dismantling, disassembly, current or capital repair of fixed assets, but at least on the 2nd day of the month following the accounting one
Recognition of accounting entries on provision movement in accounting	Bookkeeping and Tax Accounting (Section of accounting of settlements with debtors and creditors) - regarding the Executive Office Accounts departments of branches - regarding branches	-	Monthly	5
2. Provision for depreciation of tangible assets with a low turn-around time				
Generation of form "Calculation of provision for depreciation of inventories with a low turn-around time" *(Appendix No.2 to the Regulations on creation of provision for depreciation of inventories)*	Logistics services of branches management; Logistics Department of the Company (regarding inventories recognized on the balance of the Executive Office)	Logistics Department of the Company	For a year - on the end of the calendar year. For a month - on the end of the accounting month (except for December)	For a year - before the 15th. For a month - before the 3rd.
Estimation of current market value of inventories with a low turn-around time, generation of form "Inventories appraisal report" *(Appendix No.2a to the Regulations on creation of provision for depreciation of inventories)*	Inventory (supervisory) commission acting on the basis of the Company (branch) by-laws	Bookkeeping and Tax Accounting (Section of accounting of settlements with debtors and creditors)	For a year - on the end of the calendar year. For a month - on the end of the accounting month (except	For a year - before the 15th. For a month - before the 3rd.

		- regarding the Executive Office Accounts departments of branches - regarding branches	for December)	
Recognition of accounting entries on provision movement in accounting	Bookkeeping and Tax Accounting (Section of accounting of settlements with debtors and creditors) - regarding the Executive Office Accounts departments of branches - regarding branches	-	Once a month	5
Generation of form "Summary calculation of the provision amount" *(Appendix No.3 to the Regulations on creation of provision for depreciation of inventories)*	Logistics Department of the Company	Deputy General Director for Production Support	For a year - on the end of the calendar year. For a month - on the end of the accounting month (except for December)	For a year – before the 25th (section 3). For a month - before the 5th (amended section 3).
Approval of form "Summary calculation of the provision amount" *(Appendix No.3 to the Regulations on creation of provision for depreciation of inventories)*	Deputy General Director for Production Support	Bookkeeping and Tax Accounting (Section of accounting of settlements with debtors and creditors)	For a year - on the end of the calendar year. For a month - on the end of the accounting month (except for December)	For a year – before the 25th (section 3). For a month - before the 5th (amended section 3).
Generation of form "Calculation of amounts of charged and utilized provision" *(Appendix No.5 to the Regulations on creation of provision for depreciation of inventories)*	Accounts departments of branches	Bookkeeping and Tax Accounting (Section of accounting of settlements with debtors and creditors)	Within monthly financial statements	5
Recognition of accounting entries on provision movement in accounting	Bookkeeping and Tax Accounting (Section of accounting of settlements with debtors and creditors)	-	Monthly	5
Provision for expected employees' vacation pay				
Information on number of unused days of leave necessary for generation of form "Calculation of provision for expected employees' vacation pay" *(columns 3 - 5 of Appendix No. 1 to the Regulations on creation of provision for expected employees' vacation pay)*	Human resources services of branches. In the Executive Office - Human Resources Department	Accounts departments of branches – as far as branches are concerned. Bookkeeping and Tax Accounting Department (Financial and Wage	Monthly	3

		Settlements Section)		
Generation of form "Calculation of provision for expected employees' vacation pay" (including calculation of the Uniform Social Tax and CIAOD under the efficient rate) *(Appendix No. 1 to the Regulations on creation of provision for expected employees' vacation pay)*	The Bookkeeping and Tax Accounting Department (regarding the Executive Office); Accounts Departments of branches (regarding branches)	Chiefs of Human resources services of branches (regarding branches); Chief of Human Resources Department of the Company (regarding the Executive Office)	Monthly	3
Approval of form provision "Calculation of provision for expected employees' vacation pay" *(Appendix No. 1 to the Regulations on creation of provision for expected employees' vacation pay)*	Chiefs of Human resources services of branches (regarding branches); Chief of Human Resources Department of the Company (regarding the Executive Office)	Accounts departments of branches – as far as branches are concerned. Bookkeeping and Tax Accounting Department (Financial and Wage Settlements Section)	Monthly	5
Recognition of accounting entries on provision movement in accounting	Accounts departments of branches – as far as branches are concerned. Bookkeeping and Tax Accounting Department (Financial and Wage Settlements Section)	-	Monthly	5
Generation of form "Information on provision for expected employees' vacation pay" *(Appendix No. 2 to the Regulations on creation of provision for expected employees' vacation pay)*	Accounts departments of branches – as far as branches are concerned. Bookkeeping and Tax Accounting Department (Financial and Wage Settlements Section)	Bookkeeping and Tax Accounting Department (Financial and Wage Settlements Section)	Within monthly financial statements	5
Provision for payment of the annual year-end performance remuneration				
Generation of form "Calculation of planned amount of payments of annual year-end performance remuneration" *(Appendix No. 1 to the Regulations on creation of provision for future expenses for payment of annual year-end performance remuneration)*	Human Resources Department	General Director of the Company	Initially - on 01.01.2008. Subsequently - once a year	15
Approval of form "Calculation of planned amount of payments of annual year-end performance remuneration"	General Director of the Company	Bookkeeping and Tax Accounting De-	Once a year	15

(Appendix No. 1 to the Regulations on creation of provision for future expenses for payment of annual year-end performance remuneration)		partment (Financial and Wage Settlements Section)		
Generation of form "Calculation of monthly creation of provision for payment of annual year-end performance remuneration" *(Appendix No. 2 to the Regulations on creation of provision for future expenses for payment of annual year-end performance remuneration)*	Bookkeeping and Tax Accounting Department (Financial and Wage Settlements Section)	General Director of the Company	Once a month	3
Distribution of the provision amount by branches (with respect to payments of annual remuneration to employees whose wages are calculated in branches)	Bookkeeping and Tax Accounting Department (Financial and Wage Settlements Section)	Accounts Departments of branches	Once a month	3
Recognition of accounting entries on provision movement in accounting	Accounts Departments of branches - regarding branches: Bookkeeping and Tax Accounting (Financial and Wage Settlements Section)	-	Once a month	5
Inventory taking of the provision as of the close of the year. Generation of form "Calculation of provision for payment of annual year-end performance remuneration" *(Appendix No. 3 to the Regulations on creation of provision for future expenses for payment of annual year-end performance remuneration)*	Human Resources Department (regarding the updated amount of the planned amount of the year-end performance remuneration); Bookkeeping and Tax Accounting Department (Financial and Wage Settlements Section)	-	Once a year	

OAO Kuzbassenergo

ACCOUNTING POLICY
FOR TAX PURPOSES
FOR 2008

City of Kemerovo

CONTENTS

I. General

1.1. The Company shall calculate and pay taxes and dues according to the tax legislation of the Russian Federation, tax legislation of constituent entities of the Russian Federation (Kemerovo region and Altai territory), regulatory legal acts of local governments regarding taxes and dues.

1.2. Taxable base formation, maintenance of tax accounting registers (forms), preparation of tax returns with respect to taxes and dues calculated centrally by the Executive Office (profit tax, value-added tax, mineral extraction tax), shall be carried out by the Tax Accounting Section of the Bookkeeping and Tax Accounting Department on the basis of data (source documents, bookkeeping and tax accounting registers and tax returns) presented by specialists of the Executive Office and the separate subdivisions (branches and the Representative Office) of the Company.

1.3. Financial statements under personal income tax, uniform social tax, contributions to compulsory insurance against accidents paid by the Executive Office shall be prepared the Financial and Wage Settlements Section, and with respect to the a part paid by branches and the Representative Office - directly by the separate subdivisions.

1.4. Separate subdivisions of the Company independently calculate regional and local taxes and charges: corporate property tax, water tax, land tax, transport tax.

Tax reporting of branches and the Representative Office shall in a centralised manner (through the Executive Office) be submitted to the tax authority in the place of tax registration of the parent organization.

The land rent and the deductions for pollution of environment are not tax payments and shall be recorded on account 76 'Settlements with other debtors and creditors'. Settlement of accounts under these payments (charging and payment) shall be made by the branches independently. The reconciliation of accounts on deductions for pollution of environment shall be carried out in a centralised way for the Company as a whole.

1.5. The tax base shall be formed, tax reporting prepared, tax accounting registers maintained, taxes and dues paid according to the procedure established by the Tax Code of the Russian Federation and these Regulations. Tax accounting registers for some parameters of the tax base shall be kept in the electronic form and on paper.

1.6. Taxes and dues (except for the land rent, state duty and taxes specified in item 1.3 of these Regulations) shall be paid in a centralised manner.

The separate subdivisions shall independently pay within established time limits personal income tax, uniform social tax, contributions to compulsory insurance against accidents, land rent and the state duty.

The accounting of tax calculations shall be maintained on business accounts separately for each tax and duty by levels of budgets and off-budget funds (federal, regional and local budget), as well as by the kind of indebtedness (arrears of taxes / dues, default interest, fines). The inventory taking of liabilities associated with settlements under taxes and dues, and reconciliation of the indebtedness with tax authoritys shall be performed in the place of operation of the tax bearer, independently by branches, the Representative Office and the Executive Office.

1.7. The responsibility for correctness of assessment of taxes and dues with respect to the Executive Office of the Company, taxes and dues calculated in a centralised manner, as well as for inventory taking of tax liabilities associated with settlement of accounts under taxes and dues and reconciliation of the indebtedness with tax authorities shall be born by the Chief Accountant and the General Director of the Company.

The responsibility for correctness of assessment of taxes and dues to be calculated and paid by separate subdivisions of the Company, shall be also born by the CEOs and chief accountants of these subdivisions.

2. Profit tax

The company applies a uniform organization system, methods and forms of tax accounting for the purposes of assessment of the profit tax on the basis of Chapter 25 of the Tax Code of the Russian Federation and this Accounting Policy.

Source documents for tax accounting purposes include primary accounting documents executed according to article 9 of the Federal Act No. 129-FZ "On accounting" of 21.11.1996 (as amended on 30.06.2003) which are transformed into tax registers. The forms of tax accounting registers are presented in Appendix No. 1 to these Regulations.

2.1. Tax accounting of sales proceeds

2.1.1. Proceeds from sale of goods (works, services) shall be recognized at the date of passage of the title of ownership to products, assets and proprietary interests to buyers, of the results of work performed - to customers, the date of rendering of services for a valuable consideration, determined according to the terms and conditions of the concluded agreements, i.e. by the accrual method (item 1 of article 39, articles 249, 271, 272 of the Tax Code of the Russian Federation).

For taxation purposes sales proceeds (except for securities, the income from sale of which is determined according to the procedure established by articles 280, 281, 282 of the Tax Code of the Russian Federation) shall be recognized on the basis of accounting data less amounts of taxes presented to buyers, and sum differences.

Proceeds from sale of goods (works, services) shall be recognized by kinds of activity.

2.1.2. Incomes from leasing out assets shall be recognized as sales proceeds according to the procedure established by article 249 of the Tax Code of the Russian Federation. Expenses associated with leasing out respective assets shall be recognized for tax accounting purposes as expenses associated with production and sales.

Incomes from leasing out assets shall be recognized in the tax accounting in the amount which is due for payment for the accounting (tax) period according to the terms and conditions of concluded contracts taking into consideration the principle of proportional formation of income and expense. The above incomes shall be recognized in the tax accounting as of the date of their recognition in business accounting, but in any case not later than the last day of month to which they relate.

2.2. Tax accounting of fixed assets

2.2.1. Depreciable assets shall be considered assets with the term of useful life exceeding 12 months and historical cost exceeding 20,000 roubles.

Depreciable assets shall also include capital investments in leased out fixed assets in the form of permanent improvements made by the leaser with the consent of the lessor that should be stipulated in the lease contract (item 1 of article 256 of the Tax Code of the Russian Federation).

Cost of acquired publications (books, brochures and other technical publications), and works of art shall not be included in depreciable assets. The cost of such assets shall be included in other (indirect) costs in full amount as the assets are put into operation subject to economic expediency.

2.2.2. The historical cost of a fixed asset is determined as total of expenses for its acquisition, construction, manufacture, delivery and bringing to the condition in which it is fit for use (article 257 of the Tax Code of the Russian Federation). For taxation purposes the Company keeps separate accounting of costs associated with acquisition of fixed assets items included in the business and tax accounting into historical cost of depreciable assets, and costs which are not included in the historical cost of depreciable assets according to the tax accounting rules:

- Interest on borrowed funds (to be included in overhead costs) – temporary differences;

- extra costs (interest on borrowed funds, travelling and living expenses) – permanent differences;
- registration fees, state taxes (to be included in other expenses according to subitems 1, 40 of item 1 of article 264 of the Tax Code of the Russian Federation).

2.2.3. The term of useful life of fixed assets shall be determined independently as of the date of commissioning of this asset on the basis of classification of fixed assets established by the Resolution No. 1 of the Government of the Russian Federation dated 01.01.2002 "Classification of fixed assets included in depreciation groups".

The term of useful life of acquired used fixed assets shall be determined disregarding the term of use at the former owner, proceeding from the safety requirements and other factors (article 259 of the Tax Code of the Russian Federation).

2.2.4. The term of useful life of fixed assets items with respect to which there was an additional putting into operation after rehabilitation, modernisation or technical upgrading shall be increased by virtue of the Company by-laws within the terms established for the depreciation group in which the fixed assets have been included (article 258 of the Tax Code of the Russian Federation).

Depreciation of modernised fixed assets shall be calculated proceeding from the fixed asset depreciable value as of the date of its entering in the books and the number of months calculated proceeding from the established depreciation rate using procedure stated in the letter No. 70-107/6716 of 29.10.2007.

2.2.5. Depreciation of all fixed assets shall be charged on the straight-line basis proceeding from the rates calculated on the basis of terms of useful life, according to article 259 of the Tax Code of the Russian Federation and the Resolution No. 1 of the Government of the Russian Federation dated 01.01.2002 "Classification of fixed assets included in depreciation groups".

2.2.6. Expenses for capital investments at a rate of 10 percent of the historical cost of fixed assets (except for fixed assets received free of charge) and/or expenses incurred in cases of completion, re-equipment, rehabilitation, modernisation, upgrading, partial liquidation of fixed assets (including lessor's expenses for capital investments, the cost of which has been reimbursed by the leaser) shall be included in costs associated with production and sale in the accounting (tax) period, on which falls the date of beginning of depreciation (date of change of the historical cost) of the fixed assets (subitem 1.1. of item 1 of article 259 of the Tax Code of the Russian Federation).

The above provision shall not apply to capital investments made by the leaser with the consent of the lessor and not compensated by the latter, fixed assets received as a contribution to the authorised capital, free of charge, received by the lessee under a leasing agreement and entered in the lessee's books, equipment acquired for leasing out and is accounted for on the lessor's account 03.

2.2.7. Capital investments in the form of permanent improvement of leased out fixed assets specified in the first paragraph of item 1 of article 256 of the Tax Code of the Russian Federation shall be depreciated according to the following procedure:

- Capital investments the cost of which is reimbursed to the leaser by the lessor shall be depreciated by the lessor according to the same procedure which is used in case of additional putting into operation after rehabilitation, modernisation or technical upgrading (if the Company acts as the lessor). This provision should be expressly set forth in the lease contract;
- Capital investments made by the leaser with the consent of the lessor and according to the terms and conditions of the lease contract, the cost which is not reimbursed by the lessor, shall be depreciated by the leaser during the term of validity of the lease contract proceeding from the amounts of depreciation calculated with allowance for of term of useful life determined for the leased fixed assets items according to the Fixed Assets Classification approved by the Government of the Russian Federation (if the Company acts as the leaser).

A special coefficient 3 shall be applied to the basic depreciation rate of depreciable fixed assets which are a subject of a financial lease agreement (leasing agreement) (item 7 of article 259 of the Tax Code of the Russian Federation).

For cars and passenger minibuses acquired after 01.01.2008 and having a historical cost of more than 600 thousand RUB and 800 thousand RUB accordingly, the basic depreciation rate shall be applied with special coefficient 0.5.

2.2.8. Retirement of fixed assets

Sale

In case of sale of fixed assets the Company shall reduce the proceeds from such operations by:

- the depreciated value of the assets sold;
- total of expenses directly associated with such sale (including expenses for estimation and insurance of assets sold).

If the depreciated value of a fixed asset taking into account expenses associated with its sale exceeds proceeds from its sale, the difference between these amounts shall be recognized as the Company loss included in other expenses reducing the tax base by equal shares during the term equal to the difference between the term of useful life of this fixed asset and actual term of its operation.

Liquidation

Expenses for liquidation of fixed assets removed from service, as well as amounts of depreciation not charged in addition according to the established term of useful life, shall be included by the Company in overhead costs as od the date of execution of the statement of writing off of the fixed assets.

Gratuitous transfer

Depreciated value of fixed assets transferred free of charge (including fixed assets in the form of permanent improvement of leased assets if the lease contract does not provide for compensation), and expenses associated with such transfer do not reduce the Company incomes.

2.3. Tax accounting of transactions under leasing agreements

The amount of leasing payments for leased assets shall be included in other expenses according to subitem 10 of item 1 of article 264 of the Tax Code of the Russian Federation. The procedure shall not apply to the part of leasing payments which is constituted by the by-out price of the leasing object if the agreement provides for the passage of the title of ownership to the leasing object to the lessee.

Expenses for payment of the by-out price of acquired assets shall be recognized only at the moment of passage of the title of ownership to the leasing object by charging depreciation. The term of useful life of the leasing object shall be determined as of the date of putting of this assets into operation taking into consideration the term of useful life reduced by the number of months during which this asset was in use under the leasing agreement (item 12 of article 259 of the Tax Code of the Russian Federation).

The by-out value of the leasing object shall be recognized as material costs if it is less than 20,000 RUB.

2.4. Tax accounting of intangible assets

The term of useful life of intangible assets shall be determined proceeding from the duration of the patent, certificate and other restrictions of terms of use of intellectual property assets according to the legislation of the Russian Federation or applicable legislation of a foreign state, as well as proceeding from the term of useful life of intangible assets stipulated by the respective agreements.

Amortization of intangible assets shall be charged on the straight-line basis (article 259 of the Tax Code of the Russian Federation).

The research, developmental and technological activity which have not yielded a positive result, as well as those yielded a positive result, but the cost of which has been taken into account earlier as a part of

costs according to article 262 of the Tax Code of the Russian Federation, shall not be referred to intangible assets. If upon completion of such activity an intangible asset has been formed, its cost for the purposes of tax accounting shall be formed as the amount of expenses which have not been included yet in the costs.

2.5. Tax accounting of costs associated with production and sales

2.5.1. Costs associated with production are subdivided into direct and indirect costs.

Direct costs include:

- material costs stipulated by subitems 1 and 4 of item 1 of article 254 of the Tax Code of the Russian Federation;
- cost of purchased electric power recorded on account 41:
- expenses for wages of personnel involved in the process of production of goods, fulfillment of works, rendering of services, as well as amounts of the uniform social tax charged to such wage expenses (including insurance premium payments calculated according to the Federal Act No. 167-FZ "On compulsory pension insurance in the Russian Federation" dated 15.12.2001);
- Depreciation expenses with respect to fixed assets used in production of goods (works, services).

2.5.2. At determination of the amount of material costs at writing off of all kinds of inventories used in production, fulfilment of works, rendering of services, use is made of the method of valuation by the average prime cost (item 8 of article 254 of the Tax Code of the Russian Federation). The date of transfer of such costs to production shall be considered as the date when such costs were incurred.

For taxation purposes material costs shall be recognized on the basis of the business accounting data.

Cost of inventories in the form of the excessive stock revealed at inventory taking, as well as remaining after retirement (repair, modernization, rehabilitation, etc.) of fixed assets and construction in progress, shall be determined as the amount of tax calculated for the cost of the above assets entered in the books (extraordinary income).

Technological losses suffered at production and/or transportation are equated with material costs. recognized as technological losses shall be losses suffered at production and/or transportation of goods (works, services), caused by particularities of the work cycle and/or transportation process, as well as by physical and chemical characteristics of raw materials used.

According to item 49 of the *Guidelines for calculation of regulated tariffs and prices for electric (heat) energy* approved by order No.20 - e/e of the Federal Tariff Service of the Russian Federation dated 06.08.2004 the calculation of economically reasonable amount for services for transfer of electricity and heat includes the amount for payment of technological expenses (losses) at transfer via networks.

The Resolution of a regulating authority establishing tariffs for heat energy serves as a substantiation of heat energy losses. This document is the basis for charging the amount of technological losses to the product (goods, works, services) cost and acceptance of these expenses for reducing the basis at profit tax calculation according to subitem 3 of item 7 of article 254 of the Tax Code of the Russian Federation.

2.5.3. Wage costs include accruals to employees stipulated by the legislation of the Russian Federation, employment agreements (contracts) and/or the collective agreement (except for the amounts of contributions under agreements of compulsory and optional insurance concluded in favour of employees according to item 16 of article 255 of the Tax Code of the Russian Federation).

2.5.4. Expenses for optional insurance of employees stipulated by item 16 of article 255 of the Tax Code the Russian Federation shall be recognized in the amounts within the norms calculated in the tax accounting register as a part of indirect costs of the period to which the amounts of the insurance premium paid relate.

2.5.5. No provisions for future expenses for payment of leaves and annual year-end performance remunerations shall be created.

Expenses for payment of leaves shall be recognized for taxation purposes in the amount of actual expenses in the accounting (tax) period in which they were charged.

2.5.6. All costs associated with production and sales not included in direct costs shall be considered as indirect costs.

2.5.7. The cost of services (works) of outside organizations shall be recognized in the tax accounting of the current tax period according to the terms and conditions of concluded agreements or by the date of presentation of documents (acceptance certificates, VAT invoice) by the party which is rendering the services (performing the work), unless the terms and conditions of agreements establish the deadline for settlement of accounts for work performed (services rendered).

2.5.8. Costs in the form of rent (leasing) payments for rented (leased) assets, and other similar costs shall be recognized in the tax accounting by the date of signing of acceptance certificates for services rendered, and if the agreement does not provide for execution of such certificates, then by the date of issued VAT invoices, taking into consideration the principle of uniform and proportional formation of incomes and expenses.

2.5.9. No provisions for future repairs of fixed assets shall be created (articles 260, 324 of the Tax Code of the Russian Federation).

Expenses for repair of fixed assets shall be recognized for taxation purposes in the amount of actual expenses of the accounting (tax) period in which they were incurred and shall be recognized to the extent of amounts stated in the accounting registers (except for inventories mentioned in the last paragraph of item 2.5.2).

2.5.10. The Company shall recognize as expenses for research and developmental activities expenses relating to creation of new or improvement of technological process of production of existing products (goods, works, services) and qualified as such by civil and tax legislation and regulatory documents on accounting (articles 769-778 of the Civil Code of the Russian Federation shall be; article 262 of the Tax Code of the Russian Federation, article 2 of Federal Act No. 127-FZ "On science and state scientific and technical policy"; Accounting Regulations PBU17/02 "Accounting of expenses for research and development, experimental development and technological works"); shall be recognized in the tax accounting on a straight-line basis within one year from the 1st day of the month following the month in which they were completed, at a rate of 1/12 of the amount monthly.

Expenses for researches and development activities incurred before 01.01.2007 shall be recognized in the tax accounting on a straight-line basis according to the accepted terms of value transfer to costs until their complete writing off.

Failing positive result the research and development costs (according to the conclusion of the Production and Engineering Department) shall be fully included in other expenses within one year at a rate of 1/12 monthly. Expenses for researches and development activities which have not yielded positive result incurred before 01.01.2007 shall be recognized in the tax accounting on a straight-line basis according to the accepted terms of value transfer to costs until their complete writing off.

2.5.11. Expenses for acquisition of the title of ownership to land lots owned by state or municipal entities on which Company buildings, facilities, and structures are located or which are acquired for capital construction of fixed assets shall be included in other expenses.

2.5.12. Expenses for training and retraining of salaried personnel of the Company shall include costs according to the procedure stipulated by items 1.23 and 3 of article 264 of the Tax Code of the Russian Federation.

The following shall not be recognized as personnel preparation and retraining costs:

- Payment for employees' studies in higher and specialized secondary schools when they are obtaining higher and specialized secondary education, including the second higher education. In the tax accounting these expenses shall be recognized as permanent tax liabilities (Dr 99 – Cr 68);
- Costs of travel to the place of training, accommodation expenses;
- Daily allowances in case of sending an employee to a business trip for the purpose of advanced training (instruction). These expenses shall be included in other expenses in the line 'Expenses for business trips' (subitem 12 of item 1 of article 264 of the Tax Code of the Russian Federation).

2.5.13. In case of sale of purchased products the proceeds from such operations shall be decreased by the acquisition cost of such products determined by the method of valuation on the basis of the average value (article 268 of the Tax Code of the Russian Federation).

2.5.14. To ensure formation of the financial result of the Company activity the accounting of the following types of incomes and expenses for tax purposes shall be carried out separately:

- in the aggregate from operations the profit on which is taxed under the generally established rate of 24 % according to item 1 of article 284 of the Tax Code of the Russian Federation (from sale of products of own production; from sale of non-depreciable assets, etc.);
- from sale of proprietary interests, in particular under transactions of assignment of chose in action (article 279 of the Tax Code of the Russian Federation);
- from sale of securities which are not traded in the organized market (articles 280, 329 of the Tax Code of the Russian Federation);
- from sale of securities traded in the organized market (articles 280, 329 of the Tax Code of the Russian Federation);
- on trade operations (article 320 of the Tax Code of the Russian Federation);
- on operations from sale of fixed assets at a price lower than their depreciated value (item 3 of article 268, article 323 of the Tax Code of the Russian Federation);
- on activity associated with use of service sector assets including housing and welfare assets (article 275.1 of the Tax Code of the Russian Federation);
- under incomes and expenses with respect to which special taxation procedures apply (Chapters 26.1. through 26.4 of the Tax Code of the Russian Federation).

2.5.15. Indirect costs shall not be distributed for tax accounting purposes among kinds of activity and shall be fully written off to the decrease of incomes of the accounting (tax) period.

2.5.16. When incomes are received during several accounting (tax) periods and the relation between incomes and expenses cannot be determined accurately or is determined indirectly, the expenses shall be distributed in compliance with the principle of uniformity of recognition of incomes and expenses.

2.6. Tax accounting of extraordinary incomes and expenses

Extraordinary costs include reasonable expenses for carrying out activity, which is not directly related to production and/or sales (listed in article 265 of the Russian Federation Tax Code).

2.6.1. For taxation purposes costs in the form of interest on credit and other similar agreements shall be recognized on the basis of business accounting data.

The amount of interest on debt instruments recognized as cost for tax purposes, shall be teken within the refinancing rate of the Central Bank of the Russian Federation multiplied by 1.1 (item 1 of article 269 of the Tax Code of the Russian Federation).

2.6.2. Exchange differences calculated according to the business accounting requirements and recognized in business accounting registers for taxation purposes shall be recognized subject to provisions of subitems 11 and 11.1. of item 1 of article 250 and subitems 5, 5.1 and 6 of item 1 of article 265 of the Tax

Code of the Russian Federation.

Translation of value of assets and liabilities denominated in a foreign exchange into RUB for taxation purposes shall be carried out according to the business accounting requirements.

Within the tax accounting liabilities denominated in conventional units shall be translated as of the date of entering in the books and as of the date of extinction of liabilities. The arising differences are called sum differences.

The translation in business accounting of liabilities denominated in conventional units as of the last day of the month during the period when they are stated in the books forms temporary differences. These differences shall be amortized at the moment of recognition in the tax accounting of sum differences on the date of extinction of liabilities.

2.6.3. For taxation purposes incomes and expenses from purchase and sale of foreign exchange shall be recognized on the basis of business accounting data.

2.6.4. No provision for doubtful debts (article 266 of the Tax Code of the Russian Federation) shall be formed within the tax accounting.

The amounts of bad debts (item 2 of article 266 of the Tax Code of the Russian Federation) shall be included in extraordinary expenses.

2.6.5. Expenses for liquidation of fixed assets removed from operation include documented costs generated according to the tax accounting rules, directly associated with dismantling and disassembly (payment for asset liquidation services provided by outside organizations, accrued wages and the respective taxes of employees in case of use of a piecework payment system, cost of tangible assets used for liquidation of the asset, etc.), as well as the amount of undercharged depreciation according to the tax accounting data.

In case of liquidation of the assets of construction in progress the expenses forming the cost of such assets shall not be taken into account to decrease the taxable profit (item 5 of article 270 of the Tax Code of the Russian Federations) and shall be recognized as a part of permanent differences (Regulations on procedure of writing off of assets of construction in progress No. 572 of 13.07.2007).

2.6.6. Tax accounting of securities shall be maintained according to article 280 of the Tax Code of the Russian Federation. Proceeds from sale or other disposal of securities shall be determined proceeding from the selling price subject to item 2 of article 280 of the Tax Code of the Russian Federation.

To determine an estimated price of a debt security (bill) the Company shall use the refinancing rate of the Central Bank of the Russian Federation.

To determine an estimated price of the share (failing information on exchange prices for similar securities) the Company shall use the cost of net assets according to the joint Order of the Ministry of Finance of the Russian Federation and the Federal Commission on Securities of the Russian Federation No. 10n/03-6/pz "Regarding approval of the procedure of estimation of the cost of net assets of joint-stock companies" dated 29.01.2003.

Expenses at sale (disposal) of securities shall be determined proceeding from their acquisition price and sale costs (item 2 of article 280 of the Tax Code of the Russian Federation). At disposal of bills of third persons such costs shall include general running costs associated with activity on organization of operations with bills and relating to the Treasury.

At sale or other disposal of securities either traded or not traded in the organized market, the securities being disposed of shall be written off to the unit cost (article 280 of the Tax Code of the Russian Federation).

2.6.7. Profit and loss of previous years revealed in the accounting period, if it is impossible to determine the exact period when mistakes (misstatements) in calculation of the tax base were committed, shall be included in extraordinary income and expense.

If the period of origination of income (loss) is known, tax liabilities shall be recalculated for the period when the mistake (misstatement) was committed according to articles 54, 81 of the Tax Code of the Rus-

sian Federation.

2.6.8. The dates of recognition for taxation purposes of specific extraordinary incomes and expenses shall be determined according to the requirements of article 272 of the Tax Code of the Russian Federation.

2.7. Profit tax calculation procedure

Advance payments shall be made, and the amounts of tax to be credited to the revenue side of budgets of constituent entities of the Russian Federation for separate subdivisions located in the territory of Kemerovo region and Altai krai shall be paid according to the procedure established by article 288 of the Tax Code of the Russian Federation:

- for separate subdivisions located in the territory of Kemerovo region, by the Executive Office of the Company (city of Kemerovo),
- for separate subdivisions located in the territory of Altai krai, by Barnaul branch (city of Barnaul).

The amount of tax payable to the budget of the constituent entity of the Russian Federation shall be determined proceeding from the share of profits calculated from the totality of parameters of separate subdivisions located in the territory of Kemerovo region and Altai krai, as an average arithmetical of the specific weight of the average number of employees and the specific weight of the average annual value of depreciable assets of this separate subdivision accordingly in the average number of employees and the average annual value of depreciable assets of the Company.

3. Value-added tax (VAT)

3.1. The moment of determination of the tax base for VAT calculation shall be either:

- the day of shipment (transfer) of goods (works, services), or proprietary interests; or
- the day of payment, partial payment on account of future deliveries of products (fulfilment of works, rendering of services), transfer of proprietary interests, determined according to the legislation (item 1 of article 167 of the Tax Code of the Russian Federation),

whichever is earlier.

3.2. The amounts of the VAT presented by contractors (customers/developers) at fulfillment of capital construction works, which have not been accepted for deduction before 1 January, 2005, shall be deducted as the respective capital construction assets used for carrying out operations liable to the VAT are entered in the books, or at sale of an asset of capital construction in progress (item 1 of article 3 of Federal Act No. 119-FZ of 22.07.2005).

3.3. The VAT for the cost of civil and erection works performed using own resources shall be charged monthly proceeding from total expenses for construction. This VAT shall be accepted for deduction as the tax is paid in the budget provided that the object under construction is intended for carrying out operations liable to VAT, and its cost will be included in expenses for the purposes of profit taxation (in particular through depreciation expenses). Deductions of the amounts of tax calculated by separate subdivisions at fulfilment of civil and erection works for own needs shall be made upon reception from the Executive Office of the notice on payment to the budget.

Expenses for maintenance of the Investment Projects Implementation Department in charge of control of construction progress and technical supervision shall not be recognized as a VAT taxation object.

The amounts of the input VAT for goods (works, services) acquired for construction purposes shall be accepted to deduction as these goods (works, services) are entered in the books irrespective of the payment fact.

3.4. The VAT amount on fixed assets received as a contribution to the authorized capital shall be accepted to deduction on the basis of documents executed to formalize the transfer of these assets (acceptance certificates according to form OS-1, OS-1a) specifying the amount of the tax paid by the shareholder accord-

ing to the procedure established by item 3 of article 170 of the Tax Code of the Russian Federation. The above documents shall be registered in the purchase ledger at the moment of entering the assets in the books and shall be kept in the log-book intended for accounting of received VAT invoices.

3.5. With respect to the costs recognized as deferred expenses, the amount of the VAT presented by suppliers shall be accepted for deduction at a time after entering such goods (works, services) in the books (on account 97), subject to availability of respective source documents.

3.6. In case of goods exchange transactions, offset of mutual claims and use in the settlement of accounts of securities the amount of the VAT presented by the supplier of goods (works, services) and proprietary interests, should be paid by monetary funds on the basis of a payment order (item 4 of article 168 of the Tax Code of the Russian Federation).

When using the above methods of settlement of accounts the following conditions shall be observed:

- in case of an offset the amount of mutual claims to be cancelled shall be specified in the certificate net of VAT;
- when using securities for the settlement of accounts the amount specified in the security should correspond to the price of goods (works, services) specified in the VAT invoice net of VAT;
- when carrying out goods exchange operations both parties should make out invoices with the amount of the VAT specified separately which should be transferred to the other party by monetary funds.

3.7. The VAT shall be calculated and paid in a centralized manner by the Executive Office of the Company on the basis of the declaration in a due form quarterly and simultaneously with the respective notice (letter of advice) presented by the Executive Office, branches and the Representative Office.

3.8. At reception of monetary funds in the form of advance payments (partial payment) on account of future deliveries of goods (fulfilment of works, rendering of services) a VAT invoice shall be made up where on line 5 the essential elements of all payment documents under which advance payments have been received shall be specified. In case of repeated receipts during one month of advance payments on account of future deliveries a register of settlement documents shall be appended to the VAT invoice. Upon reception of the payment, partial payment on account of future deliveries of goods (fulfilment of works, rendering of services), the tax amount shall be determined by a calculation method according to item 4 of article 164 of the Tax Code of the Russian Federation (18/118).

The VAT invoice for heat energy supply shall be issued once a month for the entire period.

3.9. Deductions of the amounts of tax calculated by branches and the Representative Office according to fiscal agents' obligations shall be made upon reception from the Executive Office of the notice on payment to the budget.

3.10. In case of revealing of mistakes for the past accounting (tax) periods the updated tax returns shall be presented to the Executive Office for each tax period.

3.11. Procedure of separate accounting under settlements with suppliers for goods (works, services) by bills of third persons

When carrying out transactions liable to VAT (sale of goods, works and services) and not liable to VAT (sale of securities, including bills of third persons) the Company shall keep separate accounting using a direct method by segregating the input VAT and general running costs relating to the Treasury directly associated with sales of securities (bills).

The Treasury keeps accounting of specific amounts of general running costs liable to VAT on respective accounts according to the approved Working Accounts Chart:

- on the debit side of account 26 and on the credit of side of accounts 60, 76, and other,

and regarding input VAT

- on the debit side of account 19 and on the credit of side of accounts 60, 76, and other.

When maintaining separate accounting:

- the amounts of payments for public utilities and VAT charged thereon shall be distributed in proportion to the floor areas of premises occupied by the Treasury in charge of bill sales;
- expenses for current repair and maintenance of office equipment and VAT charged thereon shall be recognized as works performed and services rendered are entered in the books on the basis of requests for repair from the Treasury;
- expenses for stationery, accessory materials and VAT charged thereon shall be determined as they are written off from account 10 with reversal of the VAT amounts (Dr19 - Cr68) relating to the tangible assets entered in the books issued to the Treasury;
- expenses for mail, telephone, telegraphic and other similar services and VAT charged thereon shall be recognized using a direct method according to the VAT invoices received from suppliers with segregation of the share of the costs relating to the Treasury due to carrying out securities sale transactions.

Monthly grand totals on subaccount 'Input VAT on exempt operations - sale of bills of third persons' of account 19 'Value added tax on acquired valuables' and on subaccount 'General running costs on exempt operations - sale of bills of third persons' of account 26 'General running costs' the shall be recognized by in the accounting by the following records:

- Debit of account 91 - Credit of account 19 - for the amount of the input VAT,

- Debit of account 91 - Credit of account 26 - for the amount of general running costs.

Expenses associated with disposal of bills of third persons are subject to accounting for tax purposes according to the procedure stipulated by article 280 of the Tax Code of the Russian Federation.

3.12. With respect to goods (to works, services) acquired in connection with research and development activities, the amount of the VAT presented by suppliers shall be accepted for deduction at a time upon entering such goods (works, services) in the books subject to availability of respective source documents (item 1 of article 172 of the Tax Code of the Russian Federation). In this case activity in which it is supposed to use the results of research and development activities, shall be liable to VAT.

The amounts of the input VAT relating to research and development costs, which have not yielded any positive result, shall not be reversed in compliance with article 262 of the Tax Code of the Russian Federation according to which such costs shall be fully recognized at profit taxation.

3.13. The amounts of the input VAT accepted for deduction according to articles 171 and 172 of the Tax Code Russian Federation shall be reversed only in cases specified by item 3 of article 170 of the Tax Code of the Russian Federation.

3.14. Procedure for numbering VAT invoices and keeping the purchases ledger and the sales ledger

The of numbering of VAT invoices issued by separate structural subdivisions of the Company shall be carried out according to a uniform procedure: the compound VAT invoice number shall include the branch code, the number of the month in which the VAT invoice was issued, as well as a serial number within each accounting month.

The compound number of the VAT invoice on sale of electric and heat energy generated under the above scheme shall also include a prefix (E for electric power, and T for thermal (heat) energy) specified after the branch code.

The ledgers of received and issued VAT invoices, the purchases ledgers and the sales ledgers maintained by separate structural subdivisions have a through numbering in each structural subdivision. The ledgers of received and issued VAT invoices, the purchases ledgers and the sales ledgers shall be kept directly in the branches and the Representative Offices.

To compile the general purchases and sales ledger the branches and the Representative Office shall submit to the Executive Office of the Company totals of the purchases ledgers and the sales ledgers for each tax period.

VAT invoices shall be signed by the CEO and the Chief Accountant of the Company or other persons authorised therefor by the order (other by-law) of the Company or the power of attorney issued on behalf of the Company and by the CEO and the chief accountant of the branch (Representative Office) of the Company or other persons authorized therefor by by-laws of the Company branches.

3.15. According to subitem 25 of item 2 of article 149 of the Tax Code of the Russian Federation sales of nonferrous scrap is not liable to VAT. The amount of the VAT presented by a contractor for services for dismantling of equipment incorporating nonferrous scrap shall be distributed in proportion to the weight (volume) of scrap of ferrous and non-ferrous metals entered in the books. Accordingly, the amount of VAT attributable to the volume of scrap of ferrous metals shall be accepted for deduction, and the remained amount of VAT shall be included in the cost of nonferrous metals scrap.

3.16. The Company shall act as a fiscal agent (article 161 of the Tax Code of the Russian Federation) at reception of consultation services (workshops outside of Russia) from a foreign organization which do not have a representative office in the territory of Russia.

3.17. The VAT amount charged on subscription periodicals shall be accepted for deduction as the publications are received, subject to availability of the VAT invoice.

4. Other taxes and dues

The corporate property tax, land tax, water tax, other local taxes and dues, corporate profit tax of foreign legal entities shall be calculated and paid according to the effective tax legislation.

4.1. Corporate property tax

4.1.1. The corporate property tax shall be calculated and respective returns shall be prepared according to Chapter 30 of the Tax Code of the Russian Federation.

The Company shall consider as the object of taxation any movable and immovable property recognized in its balance sheet as fixed assets items according to established book-keeping procedure.

4.1.2. The tax base shall be determined as the average annual cost of assets separately for each branch, Representative Office and the Executive Office taking into consideration the location of the immovable property.

If an immovable property asset liable to taxes has its actual location in the territory of different constituent entities of the Russian Federation, the tax base with respect to this immovable property asset shall be determined separately and shall be accepted at tax calculation in the respective constituent entity of the Russian Federation to the extent pro rata to the share of the book value of the immovable property asset in territory of the respective constituent entity of the Russian Federation.

4.1.3. For taxation purposes the accounting of assets qualified for tax benefits shall be maintained in analytical accounting separately.

4.1.4. The charged corporate property tax shall be quarterly recognized on the credit side of account 68 'Settlements with the budget' in correspondence with the debit side of account 26 'General running costs'. The tax charged on leased-out assets shall be recognized on the debit side of account 20 'Production costs'.

4.2. Mineral extraction tax

To calculate the Mineral extraction tax the amount of the extracted mineral shall be determined by a direct method, which consists in application of statistical measurement of the extracted mineral (by number

of means of transport used, results of weighting and other measurements) by adjustment with allowance for the results of an underground survey in the extraction site and in the place of storage of the extracted minerals.

The expected number amount of the mineral shall be determined on the basis of the respective measurements.

The value of extracted minerals shall be determined proceeding from the estimated value.

4.3. Water tax

The water tax shall be calculated and the respective returns shall be prepared according to Chapter 25.2 of the Tax Code of the Russian Federation.

The annual limit of water for tax purposes shall be quarterly independently distributed by branches for each water body, approved by the branch director and submitted to the tax authority in the place of payment of the water tax prior to the beginning of the accounting period.

4.4. Land tax

4.4.1. The land tax shall be calculated and the respective returns shall be prepared according to Chapter 31 of the Tax Code of the Russian Federation and regulatory legal acts of representative bodies of municipal entities.

The tax base shall be determined as the cadastral cost of the land lots recognized as taxation objects according to article 389 of the Tax Code of the Russian Federation.

4.4.2. Land tax charging shall be recognized quarterly on expense accounts in the last month of the accounting period. Upon expiration of the tax (accounting) period a tax return under the land tax shall be submitted to the tax authority in the place of location on the land lot.

The amount of the tax calculated according to the established procedure shall be recognized on the credit side of account 68 'Settlements with the budget' and on the debit side of accounts used for accounting of costs of products (works, services).

4.4.3. The land tax charged on the land lots on which leased assets are located shall be recognized on the credit side of account 68 'Settlements with the budget' and on the debit side of account 20 'Production costs'.

4.5. Transport tax

4.5.1. The transport tax shall be calculated and paid according to Chapter 28 of the Tax Code of the Russian Federation and legal acts of constituent entities of the Russian Federation: Law No. 95-OZ of 28.11.2002 of Kemerovo region "On transport tax" (as amended) and the Law No. 66-ZS of 10.10.2002 of Altai krai "On transport tax in the territory of Altai krai (as amended).

The tax amount with respect to each means of transport shall be calculated as a product of the respective tax base and the tax rate.

4.5.2. Charging of the transport tax shall be recognized on expense accounts quarterly in the last month of the accounting period. The transport tax return shall be submitted to the tax authority in the place of registration of the means of transport with the state motor licensing and inspection authority.

The amount of the tax calculated according to the established procedure shall be recognized on the credit side of account 68 'Settlements with the budget' and on the debit side of accounts used for accounting of costs of products (works, services) and costs not associated with production. The transport tax charged for leased-out means of transport shall be recognized on the credit side of account 68 'Settlements with the budget' and on the debit side of account 20 'Production costs'.

4.6. State duty

4.6.1. The state duty shall be charged to other expenses. State duty payment shall be recognized on the debit side of account 68 'Settlements with the budget' in correspondence with the credit side of account 51 'Settlement account'. The state duty amount shall be included in costs depending on the due date according to article 333.18 of the Tax Code of the Russian Federation subject to availability of confirming documents (a copy of the payment document; wit respect to lawsuits – copies of the payment order and the statement of claim).

4.6.2. State duty payment in connection with acquisition of assets shall be included in the historical cost of purchased valuables and recognized on the debit side of account 08 'Investments in fixed assets' and on the credit side of account 68 'Settlements with the budget'. In the tax accounting the state duty amount shall not be included in the historical cost of depreciable assets and shall be charged to costs at a time.

4.6.3. The payment of the state duty associated with the day-to-day operations of the Company (for example, re-registration of constituent instruments), shall be written off to expenses and recognized on the debit side of account 26 'General running costs' and to the credit side of account 68 'Settlements with the budget'.

4.6.4. In case of participation of the Company in litigation the state duty shall be written off to the debit side of account 91 'Other income and expense' and to the credit side of account 68 'Settlements with the budget'. The refunding of the state duty by the defeated party shall be recognized on the debit side of account 76 'Settlements with debtors and creditors' and on the credit side of account 91 'Other income and expense'. The transfer of monetary funds in connection with the state duty refunding shall be recognized on the debit side of account 51 'Settlement accounts' and on the credit side of account 76 'Settlements with debtors and creditors', and in case of an offset by the tax authorities with respect to the state duty refunding from the budget on account of other taxes - on the debit side of account 68 'Settlements with the budget' and on the credit side of account 76 'Settlements with debtors and creditors'.

5. Personal income tax

The personal income tax shall be calculated and paid according to Chapter 23 of the Tax Code of the Russian Federation.

At reception of incomes in a monetary form the date of actual acquisition of income shall be determined as the income payout day, including transfers of the income to the tax bearer accounts with banks.

At acquisition of income in the form of wage the date of actual reception of such income by the tax bearer shall be considered the last day of the month for which the income for the fulfilled employment duties was accrued to him according to the employment contract.

The personal income tax charged on the amount of the leave allowance and the temporary disablement allowance shall be withdrawn at actual payment of the monetary funds to the tax bearer.

At filling of the personal income statement under form No. 2-NDFL the amounts of payment of the regular leave allowance and the temporary disablement allowance shall be recognized in the month in which they were actually accrued and paid out.

6. Uniform Social Tax

The uniform social tax shall be calculated and paid according to the requirements of Chapter 24 of the Tax Code of the Russian Federation.

Uniform social tax amount shall be calculated in whole number of roubles, and accordingly, individual cards (approved by the order No. SAE-3-05/443 of the Ministry of Taxes of Russia of 27.07.2004) shall be maintained with rounding off to integer roubles. Reporting forms submitted to the Social Insurance Fund and the Pension Fund of the Russian Federation shall be filled-in in roubles and copecks.

END